As filed with the Securities and Exchange Commission on June 23, 2023.

Registration Statement No. 333-269627

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Innovative International Acquisition Corp.*

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands*	6770	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

24681 La Plaza Ste 300

Dana Point, CA 92629

Tel: (805) 907-0597

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Mohan Ananda

Chief Executive Officer

24681 La Plaza Ste 300

Dana Point, CA 92629

Tel: (805) 907-0597

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ari Edelman Sunyi Snow McDermott Will & Emery LLP One Vanderbilt Avenue New York, New York 10017 (212) 547-5400	Douglas S. Ellenoff Stuart Neuhauser Meredith Laitner Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 (212) 370-1300

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after this Registration Statement becomes effective and on completion of the business combination described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

*   Prior to the consummation of the business combination described in the joint proxy statement/consent solicitation statement/prospectus, Innovative International Acquisition Corp., a Cayman Islands exempted company (“IOAC”), intends to effect a deregistration under the Cayman Islands Companies Act (As Revised) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which IOAC’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”). All securities being registered will be issued by the continuing entity following the Domestication, which will be renamed “Zoomcar Holdings, Inc.” in connection with the Business Combination, as further described in the joint proxy statement/consent solicitation statement/prospectus. As used in the joint proxy statement/consent solicitation statement/prospectus, the term “registrant” refers to IOAC, prior to the Domestication, and to Zoomcar Holdings, Inc. following the Domestication.

The information in this preliminary joint proxy statement/consent solicitation statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. The preliminary joint proxy statement/consent solicitation statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION, DATED JUNE 23, 2023

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

INNOVATIVE INTERNATIONAL ACQUISITION CORP.,

CONSENT SOLICITATION STATEMENT FOR STOCKHOLDERS OF

ZOOMCAR, INC.,

AND

PROSPECTUS

OF INNOVATIVE INTERNATIONAL ACQUISITION CORP.

(AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN

THE STATE OF DELAWARE AND RENAMING

AS ZOOMCAR HOLDINGS, INC. IN CONNECTION WITH THE DOMESTICATION)

The board of directors of Innovative International Acquisition Corp., a blank check company incorporated as a Cayman Islands exempted company (the “Company,” “IOAC,” “we,” “us” or “our”), has approved (i) the domestication of IOAC as a Delaware corporation (the “Domestication”) and (ii) the Agreement and Plan of Merger and Reorganization, dated as of October 13, 2022 (as may be amended from time to time, the “Merger Agreement”), by and among IOAC, Innovative International Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of IOAC (“Merger Sub”), Zoomcar, Inc., a Delaware corporation (“Zoomcar”), and Greg Moran, in the capacity as the representative of the Zoomcar stockholders (in such capacity, the “Seller Representative”) from and after the closing (the “Closing”) of the transactions contemplated by the Merger Agreement (the “Business Combination”), a copy of which is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex A. Zoomcar is a leading emerging market focused car sharing platform. In connection with the Domestication and the Business Combination, IOAC will be renamed “Zoomcar Holdings, Inc.” (referred to herein as “New Zoomcar”).

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) prior to the Closing, IOAC will deregister out of the Cayman Islands and register by way of continuation into the State of Delaware to re-domicile and become a Delaware corporation and (ii) at the Closing, and following the Domestication, Merger Sub will merge with and into Zoomcar (the “Merger”), with Zoomcar continuing as the surviving entity and wholly-owned subsidiary of IOAC, with each Zoomcar stockholder receiving shares of New Zoomcar common stock at the Closing (as further described below). New Zoomcar will be owned in part by former shareholders of IOAC, and in part by former equity holders of Zoomcar.

As consideration for the Merger, Zoomcar security holders (including holders of Zoomcar India Shares, as further described below) collectively will be entitled to receive, in the aggregate, a number of shares of New Zoomcar common stock with an aggregate value equal to (w) $350,000,000, plus (x) the sum of the aggregate exercise prices of all vested Zoomcar options (“Zoomcar Options”) and all Zoomcar warrants outstanding (“Zoomcar Warrants”) as of immediately prior to the effective time of the Merger (the “Effective Time”), plus (y) the aggregate amount of a Zoomcar private debt or equity financing of up to $40,000,000, if and to the extent consummated prior to Closing in accordance with the terms of the Merger Agreement (but without giving effect to a discount, if any, of the private financing conversion ratio relative to the per share offset ratio for the Ananda Trust Investment (as defined below)), minus (z) the amount of Zoomcar’s net debt at Closing (the “Merger Consideration”), with each Zoomcar stockholder receiving for each share of Zoomcar common stock held (after giving effect to the exchange of all Zoomcar preferred stock to Zoomcar common stock prior to the Effective Time), a number of shares of New Zoomcar common stock equal to (i) the quotient of the Merger Consideration divided by the number of then-outstanding shares of Zoomcar on a fully diluted as converted to common stock basis (including Zoomcar India Shares), divided by (ii) $10.00 (the “Conversion Ratio”) (the total portion of the Merger Consideration amount payable to all holders of Zoomcar common stock and Zoomcar India Shares (collectively, the “Zoomcar Stockholders”), but excluding Merger Consideration payable in respect of Zoomcar Options and Zoomcar Warrants, the “Stockholder Merger Consideration”). At Closing, each outstanding and unexercised Zoomcar Option shall, without any further action on the part of the holder thereof, be assumed by New Zoomcar and automatically converted into the right to receive an option to acquire shares of New Zoomcar with substantially the same terms and conditions as the Zoomcar Options, subject to adjustment in accordance with the Merger Agreement. Each outstanding and unexercised Zoomcar Warrant (the “Assumed Warrants”) shall automatically, without any action on the part of the holder thereof, be assumed by New Zoomcar and converted into a warrant to purchase that number of shares of New Zoomcar common stock equal to the product of (x) the number of shares of Zoomcar common stock subject to such Zoomcar Warrant multiplied by (y) the Conversion Ratio, subject to adjustment in according with the Merger Agreement. For purposes of determining consideration issuable to Zoomcar security holders under the Merger Agreement, holders of shares (“Zoomcar India Stock”) of Zoomcar India Private Limited (“Zoomcar India”), a majority-owned subsidiary of Zoomcar, shall be treated as though such holders had exchanged their Zoomcar India Shares for shares of Zoomcar common stock immediately prior to the effective time pursuant to the terms of existing agreements between holders of Zoomcar India Shares, Zoomcar India and Zoomcar (the “Swap Agreements”) and the terms of the Merger Agreement; provided, that, at the Closing, shares of Stockholder Merger Consideration otherwise distributable to holders of Zoomcar India Shares shall be deposited into an escrow account (the “Zoomcar India Escrow Account”) for distribution to holders of Zoomcar India Shares upon completion of applicable legal and contractual requirements, in each case as set forth in the Swap Agreements and the Merger Agreement.

Additionally, the Merger Agreement provides that, at or prior to the Closing, 20,000,000 shares of New Zoomcar common stock (the “Earnout Shares”) will be deposited by New Zoomcar into an escrow account (the “Earnout Escrow Account”), to be established prior to the Closing pursuant to a mutually agreeable escrow agreement (the “Earnout Escrow Agreement”), to be released from escrow and distributed to the Zoomcar Stockholders, together with any dividends, distributions or other income earned thereon, upon the achievement during a five-year post-Closing period (the “Earnout Period”) of certain trading-price based share targets. During the Earnout Period, in the event that the VWAP (as defined below) of New Zoomcar common stock equals or exceeds $15.00 per share for a period of 20 out of 30 consecutive trading days (the “Tier I Share Price Target”) during the Earnout Period, the Zoomcar Stockholders shall be entitled to receive 50% of the Earnout Shares to be released and distributed pro rata from the Earnout Escrow Account. In the event that the VWAP of New Zoomcar common stock equals or exceeds $20.00 per share for a period of 20 out of 30 consecutive trading days (the “Tier II Share Price Target”) during the Earnout Period, the Zoomcar Stockholders shall be entitled to receive the remaining Earnout Shares on a pro rata basis. Any remaining Earnout Shares which had not yet been distributed shall also be distributed to the Zoomcar Stockholders upon the occurrence, during the Earnout Period, of a change of control of New Zoomcar with an implied consideration per share equal or greater to the Tier I Share Price Target or the Tier II Share Price Target, respectively.

Simultaneously with the signing of the Merger Agreement, Ananda Small Business Trust, a Nevada trust (“Ananda Trust”), an affiliate of Innovative International Sponsor I LLC (the “Sponsor”) and of Mohan Ananda and Elaine Price, the Chief Executive Officer and Chief Financial Officer of IOAC, respectively, entered into a subscription agreement with IOAC (the “Ananda Trust Subscription Agreement”) to subscribe for 1,000,000 newly issued shares of New Zoomcar common stock at a purchase price of $10.00 per share. Simultaneously with the signing of the Merger Agreement, Ananda Trust also invested an aggregate of $10,000,000 in Zoomcar (the “Ananda Trust Investment”), in exchange for a convertible promissory note issued by Zoomcar to Ananda Trust (the “Ananda Trust Note”). At the Closing, Zoomcar’s repayment obligations under the Ananda Trust Note will be offset against Ananda Trust’s payment obligations under the Ananda Trust Subscription Agreement and Ananda Trust will receive newly issued shares of New Zoomcar common stock in accordance with the terms of the Ananda Trust Subscription Agreement. Any shares of New Zoomcar common stock issued in connection therewith will be identical to the ordinary shares included in the units sold in IOAC’s initial public offering (the “IPO”) as converted into New Zoomcar common stock by virtue of the Domestication. Upon Closing, Ananda Trust will pay a purchase price of $10.00 per share, whereas, at the time of the IPO, IOAC’s public shareholders paid a purchase price of $10.00 per unit, each unit consisting of one Class A ordinary share and one-half of one warrant to purchase one Class A ordinary share. If the Business Combination is not consummated, Ananda Trust will hold the Ananda Trust Note, whereas IOAC’s public shareholders will hold public shares of IOAC with a right to redeem such shares for a pro rata portion of the funds in the trust account established in connection with the IPO. In the event that the Business Combination is not consummated by the one-year anniversary of the Ananda Trust Note (or upon the earlier termination of the Merger Agreement), the Ananda Trust Note issued by Zoomcar in consideration of the Ananda Trust Investment will be exchanged for a new convertible promissory note issued by Zoomcar, and such note will be convertible upon the consummation of a subsequent financing in which Zoomcar raises an aggregate of at least $5 million, and the Ananda Trust Subscription Agreement will terminate automatically. The Ananda Trust Subscription Agreement includes registration rights obligations on the part of IOAC and the subscription is conditioned on the concurrent Closing and other customary closing conditions.

Upon Closing, New Zoomcar’s executive officers, directors, and their affiliates will beneficially own (i) approximately 16.6% of New Zoomcar’s outstanding common stock, assuming that there are no redemptions by IOAC shareholders and (ii) approximately 16.8% of New Zoomcar’s outstanding common stock, assuming that there are maximum redemptions by IOAC shareholders.

As described in this joint proxy statement/consent solicitation statement/prospectus, IOAC’s shareholders are being asked to consider and vote upon the Merger, the Domestication and the other proposals set forth herein.

In connection with the Business Combination, the following securities will be issued: (A) shares of New Zoomcar common stock, which includes (i) shares of New Zoomcar common stock issuable upon cancellation and conversion of IOAC ordinary shares in connection with the Domestication, and (ii) shares of New Zoomcar common stock issuable to Zoomcar Stockholders as consideration for the shares of Zoomcar common stock in connection with the Merger, including shares issuable as earnout consideration in the Business Combination (subject to events under the terms of the documents governing the Business Combination); (B) warrants to purchase shares of New Zoomcar common stock issuable upon cancellation and conversion of IOAC warrants in connection with the Domestication; (C) shares of New Zoomcar common stock underlying the warrants issuable upon cancellation and conversion of IOAC warrants in connection with the Domestication; and (D) shares of New Zoomcar common stock underlying the warrants issuable as consideration to the holders of warrants of Zoomcar in connection with the Merger.

IOAC’s units, public shares and warrants are currently listed on the Nasdaq Global Market (“Nasdaq”) under the symbols “IOACU,” “IOAC” and “IOACW,” respectively. IOAC intends to apply for listing, to be effective at the time of the Merger, of New Zoomcar’s common stock and warrants to purchase shares of New Zoomcar common stock on Nasdaq under the symbols “ZCAR” and “ZCARW,” respectively. New Zoomcar will not have units traded following the consummation of the Business Combination.

After careful consideration, the IOAC Board, based in part on the unanimous recommendation of the Special Committee, has unanimously approved IOAC’s entry into the Merger Agreement and the Business Combination. The IOAC Board also determined that each of the proposals described in this joint proxy statement/consent solicitation statement/prospectus is in the best interests of IOAC and recommends voting “FOR” each of these proposals.

This joint proxy statement/consent solicitation statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the Extraordinary General Meeting. We urge you to carefully read this entire document and the documents incorporated herein by reference. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 53 of this joint proxy statement/consent solicitation statement/prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transactions described in this joint proxy statement/consent solicitation statement/prospectus, passed upon the fairness of the Merger Agreement or the transactions contemplated thereby, or passed upon the adequacy or accuracy of this joint proxy statement/consent solicitation statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/consent solicitation statement/prospectus is dated                    , 2023, and is first being mailed to IOAC’s shareholders on or about                 , 2023.

LETTER TO ZOOMCAR STOCKHOLDERS

To the Stockholders of Zoomcar, Inc.:

On October 13, 2022, Zoomcar, Inc., a Delaware corporation (“Zoomcar”), Innovative International Acquisition Corp., a Cayman Islands exempted company (“IOAC”),  Innovative International Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of IOAC (“Merger Sub”), and Greg Moran, in the capacity as the representative of the Zoomcar stockholders (in such capacity, the “Seller Representative”) from and after the closing (the “Closing”) of the transactions, entered into an Agreement and Plan of Merger and Reorganization (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”).

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) prior to the Closing, IOAC will deregister out of the Cayman Islands and register by way of continuation into the State of Delaware to re-domicile and become a Delaware corporation (the “Domestication”) and (ii) at the Closing, and following the Domestication, Merger Sub will merge with and into Zoomcar (the “Merger”), with Zoomcar continuing as the surviving entity and wholly-owned subsidiary of IOAC, and with each Zoomcar stockholder receiving shares of IOAC common stock at the Closing. Simultaneously with the signing of the Merger Agreement, Ananda Small Business Trust, a Nevada trust (“Ananda Trust”), an affiliate of Innovative International Sponsor I LLC (the “Sponsor”) and of Mohan Ananda and Elaine Price, the Chief Executive Officer and Chief Financial Officer of IOAC, respectively, entered into a subscription agreement with IOAC (the “Ananda Trust Subscription Agreement”) to subscribe for 1,000,000 newly issued shares of New Zoomcar (as defined below) common stock at a purchase price of $10.00 per share. Simultaneously with the signing of the Merger Agreement, Ananda Trust also invested an aggregate of $10,000,000 in Zoomcar (the “Ananda Trust Investment”), in exchange for a convertible promissory note issued by Zoomcar to Ananda Trust (the “Ananda Trust Note”). At the Closing, Zoomcar’s repayment obligations under the Ananda Trust Note will be offset against Ananda Trust’s payment obligations under the Ananda Trust Subscription Agreement and Ananda Trust will receive newly issued shares of New Zoomcar common stock in accordance with the terms of the Ananda Trust Subscription Agreement. In the event that the Business Combination is not consummated by the one-year anniversary of the Ananda Trust Note (or upon the earlier termination of the Merger Agreement), the Ananda Trust Note issued by Zoomcar in consideration of the Ananda Trust Investment will be exchanged for a new convertible promissory note issued by Zoomcar, and such note will be convertible upon the consummation of a subsequent financing of Zoomcar in which Zoomcar raises an aggregate of at least $5 million, and the Ananda Trust Subscription Agreement will terminate automatically. The Ananda Trust Subscription Agreement includes registration rights obligations on the part of IOAC and the subscription is conditioned on the concurrent Closing and other customary closing conditions.

As a result of the Merger, and upon consummation of the Merger and the other transactions contemplated by the Merger Agreement (together with the Merger, the “Business Combination”), the separate corporate existence of Zoomcar will cease and the equity holders of Zoomcar (collectively, the “Zoomcar equity holders”) will become equity holders of IOAC, which will change its name to “Zoomcar Holdings, Inc.” in connection with the Business Combination. We refer to IOAC after the consummation of the Business Combination as “New Zoomcar.”

The accompanying joint proxy statement/consent solicitation statement/prospectus is being delivered to you on behalf of Zoomcar’s board of directors (the “Zoomcar Board”) to request that Zoomcar’s stockholders as of the record date of       , 2023 execute and return written consents to adopt the Merger Agreement and approve the Business Combination.

The joint proxy statement/consent solicitation statement/prospectus describes the proposed Business Combination and the actions to be taken in connection with the Business Combination and provides additional information about the parties involved. Please give this information your careful attention. A copy of the Merger Agreement is attached as Annex A to the joint proxy statement/consent solicitation statement/prospectus.

A summary of the appraisal rights that may be available to you in connection with the Merger is contained in the subsection of the joint proxy statement/consent solicitation statement/prospectus in the subsection entitled “Zoomcar Solicitation of Stockholder Approval — Appraisal Rights of Zoomcar Stockholders.” Please note that if you wish to exercise appraisal rights, you must not sign and return a written consent adopting the Merger Agreement. However, so long as you do not return a consent form at all, it is not necessary to affirmatively vote against or disapprove the Business Combination. In addition, you must take all other steps necessary to perfect your appraisal rights, as described in the aforementioned section of the joint proxy statement/consent solicitation statement/prospectus.

The Zoomcar Board has considered the Business Combination and the terms of the Merger Agreement and has determined unanimously that the Business Combination and the Merger Agreement are fair to and in the best interests of Zoomcar and Zoomcar’s stockholders and recommends that Zoomcar’s stockholders adopt the Merger Agreement and approve the Business Combination by submitting a written consent. As described in the joint proxy statement/consent solicitation statement/prospectus, certain stockholders of Zoomcar have previously entered into the Support Agreements with IOAC whereby such stockholders agreed to vote all of their shares of Zoomcar common stock and Zoomcar preferred stock in favor of approving the Business Combination and other proposed transactions contemplated by the Merger Agreement.

Please complete, date and sign the written consent and return it promptly to Zoomcar by one of the means described in the section entitled “Zoomcar Solicitation of Stockholder Approval.”

If you have any questions concerning the Merger Agreement, the Business Combination, the consent solicitation or the accompanying joint proxy statement/consent solicitation statement/prospectus, or if you have any questions about how to deliver your written consent, please contact Zoomcar at Zoomcar, Inc., Anjaneya Techno Park, No.147, 1st Floor, Kodihalli, Bangalore, India 560008, Attention: Mr. Prathap V.

Greg Moran
Chief Executive Officer

ADDITIONAL INFORMATION

The accompanying document is the prospectus for the offering of securities of New Zoomcar. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to the Extraordinary General Meeting of IOAC at which IOAC shareholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Merger Agreement, among other matters. This document also constitutes a consent solicitation statement for the consent of Zoomcar stockholders to approve the Business Combination. This joint proxy statement/consent solicitation statement/prospectus is available without charge to shareholders of IOAC upon written or oral request.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. You may obtain copies of the materials described above at the commission’s internet site at www.sec.gov.

In addition, if you have questions about the proposals or the accompanying joint proxy statement/consent solicitation statement/prospectus, would like additional copies of the accompanying joint proxy statement/consent solicitation statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, please contact IOAC’s proxy solicitor listed below. You will not be charged for any of the documents you request.

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Telephone: (800) 662-5200

(banks and brokers call collect at (203) 658-9400)

Email: IOAC.info@investor.morrowsodali.com

Information contained on the IOAC website, the Zoomcar website, or any other website, is expressly not incorporated by reference into this joint proxy statement/consent solicitation statement/prospectus.

In order for you to receive timely delivery of the documents in advance of the Extraordinary General Meeting to be held on       , 2023, you must request the information no later than five business days prior to the date of the Extraordinary General Meeting, by       , 2023.

For a more detailed description of the information incorporated by reference in the enclosed joint proxy statement/consent solicitation statement/prospectus and how you may obtain it, see the section captioned “Where You Can Find More Information” of the enclosed joint proxy statement/consent solicitation statement/prospectus.

INNOVATIVE INTERNATIONAL ACQUISITION CORP.

24681 La Plaza, Suite 300

Dana Point, CA 92629

NOTICE OF EXTRAORDINARY GENERAL MEETING

TO BE HELD ON       , 2023

TO THE SHAREHOLDERS OF INNOVATIVE INTERNATIONAL ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “Extraordinary General Meeting”) of Innovative International Acquisition Corp., a Cayman Islands exempted company (“IOAC,” “we,” “us” or “our”), will be held on       , 2023, at        , Eastern Time, in virtual format. For the purposes of IOAC’s Amended and Restated Memorandum and Articles of Association (the “Existing Organizational Documents”), the physical place of the meeting will be at the offices of McDermott Will & Emery LLP, located at One Vanderbilt Avenue, New York, New York 10017. You or your proxyholder will be able to attend and vote at the Extraordinary General Meeting by visiting            and using the control number that is printed on your proxy card. To register and receive access to the virtual meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the accompanying joint proxy statement/consent solicitation statement/prospectus.

You are cordially invited to attend the Extraordinary General Meeting, which will be held for the following purposes:

Proposal No. 1 — The NTA Proposal — to consider and vote upon a proposal to approve by special resolution under Cayman Islands law, amendments to the Existing Organizational Documents, which amendments (the “NTA Amendments”) shall be effective, if adopted and implemented by IOAC, prior to the consummation of the Domestication and the proposed Business Combination, to remove the requirements contained in the Existing Organizational Documents limiting IOAC’s ability to redeem ordinary shares and consummate an initial business combination if such redemptions would cause IOAC to have less than $5,000,001 in net tangible assets (we refer to this proposal as the “NTA Proposal”). The NTA Proposal is conditioned upon the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the NTA Proposal will have no effect, even if approved by IOAC shareholders.

Proposal No. 2 — The Domestication Proposal — to consider and vote upon a proposal to approve by special resolution under Cayman Islands law, the change of IOAC’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication” and such proposal, the “Domestication Proposal”);

Proposal No. 3 — The Business Combination Proposal — to consider and vote upon a proposal to approve by ordinary resolution under Cayman Islands law, assuming the Domestication Proposal is approved and adopted, the adoption of the Agreement and Plan of Merger and Reorganization, dated as of October 13, 2022, as amended from time to time, by and among IOAC, Innovative International Merger Sub, Inc. (“Merger Sub”), Zoomcar, Inc. (“Zoomcar”) and Greg Moran, in the capacity as the representative of the Zoomcar stockholders (in such capacity, the “Seller Representative”) (as may be amended from time to time, the “Merger Agreement”), pursuant to which following the Domestication, Merger Sub will merge with and into Zoomcar (the “Merger” and, together with all other transactions contemplated by the Merger Agreement, the “Business Combination”), with Zoomcar surviving the Merger as a wholly-owned subsidiary of New Zoomcar, the post-Domestication company (such proposal, the “Business Combination Proposal”);

Proposal No. 4 — The Organizational Documents Proposal — to approve by special resolution under Cayman Islands law, assuming the Domestication Proposal and the Business Combination Proposal are approved and adopted, the amendment and restatement of the Existing Organizational Documents by their deletion and replacement in their entirety with the proposed new certificate of incorporation (the “Proposed Charter”) and bylaws (the “Proposed Bylaws,” and, together with the Proposed Charter, the “Proposed Organizational Documents”) of New Zoomcar, which, if approved, would take effect at the time of the Domestication (we refer to this proposal as the “Organizational Documents Proposal”);

Proposal No. 5 — The Advisory Charter Proposals — to approve, as ordinary resolutions, on a non-binding advisory basis, certain governance provisions in the Proposed Organizational Documents, which are being presented separately in accordance with United States Securities and Exchange Commission (the “SEC”) guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions, as four sub-proposals (which proposals we refer to, collectively, as the “Advisory Charter Proposals”);

Advisory Charter Proposal 5A — to authorize capital stock of New Zoomcar of        shares, consisting of        shares of common stock, par value $0.0001 per share (“common stock”) and        shares of preferred stock;

Advisory Charter Proposal 5B — to provide that any amendment to the Proposed Bylaws will require the approval of either the New Zoomcar’s board of directors or the holders of at least sixty-six and two-thirds percent (66 2∕3%) of the voting power of New Zoomcar’s then-outstanding shares of capital stock entitled to vote generally in an election of directors, voting together as a single class;

Advisory Charter Proposal 5C — to provide that the Court of Chancery of the State of Delaware shall be the exclusive forum for certain actions and claims; and

Advisory Charter Proposal 5D — to eliminate various provisions in the Existing Organizational Documents applicable only to blank check companies.

Proposal No. 6 — The Nasdaq Proposal — to consider and vote upon a proposal to approve by ordinary resolution under Cayman Islands law, assuming the Domestication Proposal, the Business Combination Proposal and the Organizational Documents Proposal are approved and adopted, for the purposes of complying with the applicable listing rules of the Nasdaq Global Market (“Nasdaq”), (a) the issuance of shares of common stock in connection with the Merger, and (b) the issuance of shares of common stock pursuant to the Ananda Trust Subscription Agreement (as defined below), a copy of which is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex F (we refer to this proposal as the “Nasdaq Proposal”);

Proposal No. 7 — The Incentive Plan Proposal — to consider and vote upon a proposal to approve by ordinary resolution under Cayman Islands law, assuming the Nasdaq Proposal is approved and adopted, the Zoomcar Holdings, Inc. 2023 Equity Incentive Plan (the “Incentive Plan”), a copy of which is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex E (we refer to this proposal as the “Incentive Plan Proposal”);

Proposal No. 8 — The Director Proposal — to consider and vote upon a proposal, by ordinary resolution under Cayman Islands law, to elect seven directors to serve staggered terms on the New Zoomcar Board until the 2024, 2025 and 2026 annual meeting of stockholders of New Zoomcar or until each such director’s successor has been duly elected and qualified, or until each such director’s earlier death, resignation, retirement, or removal (we refer to this proposal as the “Director Proposal”); and

Proposal No. 9 — The Adjournment Proposal — to consider and vote upon a proposal to approve by ordinary resolution under Cayman Islands law the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary or desirable, at the determination of the IOAC Board (we refer to this proposal as the “Adjournment Proposal”).

Only holders of record of IOAC’s Class A ordinary shares and Class B ordinary shares (collectively, the “ordinary shares”) at the close of business on       , 2023 are entitled to notice of and to vote and have their votes counted at the Extraordinary General Meeting and any adjournment of the Extraordinary General Meeting.

The resolutions to be voted upon in person or by proxy at the Extraordinary General Meeting relating to the above proposals are set forth in the joint proxy statement/consent solicitation statement/prospectus sections entitled “Proposal No. 1 — The NTA Proposal,” “Proposal No. 2 — The Domestication Proposal,” “Proposal No. 3 — The Business Combination Proposal,” “Proposal No. 4 — The Organizational Documents Proposal,” “Proposal No. 5 — The Advisory Charter Proposals,” “Proposal No. 6 — The Nasdaq Proposal,” “Proposal No. 7 — The Incentive Plan Proposal,” “Proposal No. 8 — The Director Proposal” and “Proposal No. 9 — The Adjournment Proposal,” respectively.

We will provide you with the joint proxy statement/consent solicitation statement/prospectus and a proxy card in connection with the solicitation of proxies to be voted at the Extraordinary General Meeting and at any adjournment of the Extraordinary General Meeting.

Whether or not you plan to attend the Extraordinary General Meeting, we urge you to read when available the joint proxy statement/consent solicitation statement/prospectus (and any documents incorporated into the joint proxy statement/consent solicitation statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors.”

IOAC’s board of directors (the “IOAC Board”) formed a special committee comprised entirely of independent directors (the “Special Committee”) to consider and negotiate the terms and conditions of the Business Combination and to recommend to the IOAC Board whether to pursue the Business Combination and, if so, on what terms and conditions.

After careful consideration, the IOAC Board, based in part on the unanimous recommendation of the Special Committee, has unanimously approved IOAC’s entry into the Merger Agreement and the Business Combination. The IOAC Board also determined that each of the Proposals described in the joint proxy statement/consent solicitation statement/prospectus is fair, advisable and in the best interests of IOAC and its shareholders and recommends that you vote or give instruction to vote “FOR” each of these Proposals.

The existence of financial and personal interests of IOAC’s Sponsor, directors and officers may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of IOAC and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of IOAC’s Sponsor, Directors and Officers in the Business Combination” in the joint proxy statement/consent solicitation statement/prospectus for a further discussion.

Under the Merger Agreement, the approval of each of the Domestication Proposal, the Business Combination Proposal, the Organizational Documents Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Director Proposal (each, a “Required Proposal”) is a condition to the consummation of the Business Combination. If IOAC shareholders do not approve each of the Required Proposals, the Business Combination may not be consummated.

In connection with IOAC’s initial public offering of units (the “IPO”), on October 26, 2021, the Sponsor and IOAC officers and directors entered into the Insider Letter (as defined herein), pursuant to which they agreed, among other things, to vote their ordinary shares purchased prior to the IPO (“founder shares”), as well as any ordinary shares sold in the IPO (“public shares”) purchased by them during or after the IPO, as well as any Private Placement Shares and the ordinary shares issued or issuable upon the conversion of the founder shares, if any, in favor of IOAC’s initial business combination. Additionally, in connection with the execution of the Merger Agreement, on October 13, 2022, the Sponsor, IOAC and Zoomcar entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which, in order to induce Zoomcar to enter into the Merger Agreement and for no additional consideration, the Sponsor agreed to vote its ordinary shares in favor of all of the Proposals. Accordingly, we expect them to vote their ordinary shares in favor of all Proposals being presented at the Extraordinary General Meeting.

Pursuant to IOAC’s Existing Organizational Documents, a holder of public shares (“public shareholder”) may request that IOAC redeem all or a portion of its public shares (which, if not redeemed, would be cancelled and converted into common stock of New Zoomcar by virtue of the Domestication) for cash if the Business Combination is consummated. For the purposes of Article 49.5 of the Existing Organizational Documents and the Cayman Islands Companies Act (As Revised), the exercise of redemption rights shall be treated as an election to have such public shares repurchased for cash and references in the joint proxy statement/consent solicitation statement/prospectus relating to the Business Combination shall be interpreted accordingly. IOAC shareholders will be entitled to receive cash for any public shares to be redeemed only if such holders:

●	hold (a) public shares or (b) units and elect to separate such units into the underlying public shares and warrants prior to exercising such redemption rights with respect to the public shares; and
●	prior to 5:00 p.m., Eastern Time, on , 2023 (two business days prior to the Extraordinary General Meeting), (a) submit a written request to American Stock Transfer & Trust Company, LLC, IOAC’s transfer agent (the “Transfer Agent”), that IOAC redeem such public shares for cash and (b) deliver such public shares to the Transfer Agent, physically or electronically through Depository Trust Company (“DTC”).

Holders of units must elect to separate the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact the Transfer Agent directly and instruct it to do so.

Public shareholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal.

If the Business Combination is not consummated, the public shares will not be redeemed for cash. If a public shareholder properly exercises its right to redeem its public shares and timely delivers its shares to the Transfer Agent, we will redeem each public share for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account established in connection with our initial public offering (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to IOAC to pay its taxes, divided by the number of then issued and outstanding public shares. For illustrative purposes, as of March 31, 2023, this would have amounted to approximately $10.84 per public share. If a public shareholder exercises its redemption rights, such holder will be exchanging its redeemed public shares for cash and will no longer own such shares, but will continue to hold any warrants that were part of IOAC Units issued in the IPO. See “The Extraordinary General Meeting — Redemption Rights” in the joint proxy statement/consent solicitation statement/prospectus for a detailed description of the procedures to be followed by holders of public shares who wish to redeem such public shares for cash in connection with the Business Combination.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of such 15% limit would not be redeemed for cash.

The Closing is subject to certain customary conditions, including the following mutual conditions of the parties (unless waived): (i) approval of the shareholders of IOAC and the stockholders of Zoomcar; (ii) approvals of any required governmental authorities and completion of any applicable antitrust expiration periods; (iii) obtaining all consents required by any governmental authority or from third parties; (iv) no law or order preventing the Business Combination; (v) IOAC having net tangible assets of at least $5,000,001 upon the Closing, after giving effect to redemptions; (vi) consummation of the Domestication; (vii) reconstitution of the post-Closing board of directors as contemplated under the Merger Agreement; and (viii) this Registration Statement having been declared effective by the SEC. The parties expect to waive condition (v) set forth above.

In addition, unless waived by Zoomcar, the obligations of Zoomcar to consummate the Business Combination are subject to the satisfaction of the following additional Closing conditions: (i) delivery by IOAC of customary certificates and other Closing deliverables; (ii) the representations and warranties of IOAC being true and correct as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (iii) IOAC having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iv) the absence of any material adverse effect with respect to IOAC since the date of the Merger Agreement which is continuing and uncured; (v) delivery of the Earnout Shares into the Earnout Escrow Account; (vi) delivery of the IOAC shares to be issued at the Closing representing the aggregate portion of the total Zoomcar Stockholder Merger Consideration issuable in respect of Zoomcar India Shares (the “Zoomcar India Merger Consideration”) (the “Zoomcar India Escrow Shares”) into the Zoomcar India Escrow Account; (vii) IOAC having, at the Closing, at least $50,000,000 in cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of any redemptions) and any proceeds from the Financing Transactions (excluding the Ananda Trust Investment and any Private Financing), after payment of IOAC’s and Zoomcar’s expenses and liabilities due at the Closing; (viii) approval of the New Zoomcar common stock for listing on Nasdaq; (ix) execution of the Earnout Escrow Agreement and the Zoomcar India Escrow Agreement (collectively, the “Escrow Agreements”); and (x) the amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) duly executed by IOAC and the parties to that certain Registration Rights Agreement, dated as of October 26, 2021 (the “ Original Registration Rights Agreement”).

Unless waived by IOAC, the obligations of IOAC and Merger Sub to consummate the Business Combination are subject to the satisfaction of the following additional Closing conditions: (i) delivery by Zoomcar of customary certificates and other Closing deliverables; (ii) the representations and warranties of Zoomcar being true and correct as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (iii) Zoomcar having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with or by it on or prior to the date of the Closing; (iv) the absence of any material adverse effect with respect to Zoomcar and its subsidiaries since the date of the Merger Agreement which is continuing and uncured; (v) the lock-up agreement (the “Lock-Up Agreement ”) duly executed by IOAC and certain Zoomcar stockholders, dated as of October 13, 2022, being in full force and effect as of the Closing; (vi) receipt of a certified copy of Zoomcar’s charter; (vii) execution of employment agreements by each applicable employee; (viii) execution of the Escrow Agreements; (ix) the Amended and Restated Registration Rights Agreement duly executed by Zoomcar and the parties to the Original Registration Rights Agreement; (x) resignations of the directors and officers of Zoomcar as requested by IOAC; and (xi) termination of certain contracts.

On October 13, 2022, Zoomcar delivered to IOAC Stockholder Support Agreements (the “Stockholder Support Agreements”) entered into by IOAC, Zoomcar and certain stockholders of Zoomcar, pursuant to which, among other things, the stockholders party to such Stockholder Support Agreements (the “Support Stockholders”) have agreed to support the approval and adoption of the Business Combination and to certain transfer restrictions with respect to their Zoomcar Shares. The Stockholder Support Agreements will terminate upon the earliest to occur of (a) the Closing, (b) the date of the termination of the Merger Agreement, and (c) the effective date of a written agreement of IOAC, Zoomcar, and the Zoomcar stockholders party thereto terminating such Stockholder Support Agreements (the “Expiration Time”).

In connection with the execution of the Merger Agreement, IOAC and certain Zoomcar stockholders representing 34.4% of the outstanding Zoomcar preferred stock and common stock (on an as converted basis) entered into the Lock-Up Agreements. Pursuant to the Lock-Up Agreements, such Zoomcar stockholders agreed to subject certain shares of New Zoomcar common stock held by them to the restrictions described below from the Closing until the termination of applicable lock-up periods described below. Each Zoomcar stockholder party to the Lock-Up Agreements agreed not to, without the prior written consent of the Zoomcar board and subject to certain exceptions, during the applicable lock-up period: (i) lend, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, any shares of New Zoomcar common stock held by it immediately after the Closing or issued or issuable to it in connection with the Merger (including New Zoomcar common stock acquired as part of the Financing Agreements or issued in exchange for, or on conversion or exercise of, any securities issued as part of the Financing Agreements), any shares of New Zoomcar common stock issuable upon the exercise of options to purchase shares of common stock held by it immediately after the Closing, or any securities convertible into or exercisable or exchangeable for New Zoomcar common stock held by it immediately after the Closing (collectively, the “Lock-Up Shares”); (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-Up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; or (iii) publicly announce any intention to effect any transaction specified in the foregoing clauses. Pursuant to the Lock-Up Agreement, IOAC and certain Zoomcar stockholders agreed to the foregoing transfer restrictions during the period beginning on the date of Closing and ending on the date that is the earlier of (a) six months after the Closing and (b) subsequent to the Merger, (x) if the last sale price of New Zoomcar common stock equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing; or (y) the date on which New Zoomcar completes a liquidation, merger, capital stock exchange, reorganization or other similar transactions that result in all of New Zoomcar’s stockholders having the right to exchange their shares for cash, securities or other property.

In connection with the execution of the Merger Agreement, the Sponsor, IOAC and Zoomcar entered into a support agreement (the “Sponsor Support Agreement”). Pursuant to the Sponsor Support Agreement, in order to induce Zoomcar to enter into the Merger Agreement and for no additional consideration, the Sponsor agreed to (i) vote all ordinary shares of IOAC held by Sponsor at any meeting of the shareholders of IOAC in favor of the approval and adoption of the Merger Agreement and the Business Combination; and (ii) not to redeem or transfer any of the shares held by the Sponsor, or deposit into a voting trust or enter into a voting agreement in a manner inconsistent with the Sponsor Support Agreement. In addition, the Sponsor agreed to take all actions necessary to fulfill the conditions required in order to extend the expiration of the IOAC charter by six months or such shorter period as shall be mutually agreed by IOAC, the Sponsor and Zoomcar. The Sponsor also agreed to waive the anti-dilution rights associated with the founder shares held by the Sponsor and agreed that Sponsor shall use its best efforts to cooperate with IOAC and Zoomcar in connection with obtaining the Financing Transactions described in the Merger Agreement.

Simultaneously with the execution of the Merger Agreement, on October 13, 2022, Ananda Trust entered into a subscription agreement with IOAC (the “Ananda Trust Subscription Agreement”) to subscribe for 1,000,000 newly issued shares of New Zoomcar common stock at a purchase price of $10.00 per share, contingent upon the Closing. Furthermore, simultaneously with the signing of the Merger Agreement, Ananda Trust invested an aggregate of $10,000,000 in Zoomcar (the “Ananda Trust Investment”), in exchange for a convertible promissory note issued by Zoomcar to Ananda Trust (the “Ananda Trust Note”). At the Closing, Zoomcar’s repayment obligations under the Ananda Trust Note will be offset against Ananda Trust’s payment obligations under the Ananda Trust Subscription Agreement and Ananda Trust will receive newly issued shares of New Zoomcar common stock in accordance with the terms of the Ananda Trust Subscription Agreement.

The Ananda Trust Subscription Agreement includes registration rights obligations on the part of IOAC and is conditioned on the concurrent Closing and other customary closing conditions. Among other things, Ananda Trust will not have any right, title, interest or claim of any kind in or to any monies in the Trust Account, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom). In the event that the Business Combination is not consummated, the Ananda Trust Note issued by Zoomcar in consideration of the Ananda Trust Investment will be exchanged for a new convertible promissory note issued by Zoomcar, and such note will be convertible upon the consummation of a subsequent financing of Zoomcar in which Zoomcar raises an aggregate of at least $5 million, and the Ananda Trust Subscription Agreement will terminate automatically.

All IOAC shareholders are cordially invited to attend the Extraordinary General Meeting. To ensure your representation at the Extraordinary General Meeting, however, you are urged to complete, sign, date and return the proxy card accompanying the joint proxy statement/consent solicitation statement/prospectus as soon as possible. If you are a shareholder of record holding ordinary shares, you may also cast your vote in person at the Extraordinary General Meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Extraordinary General Meeting and vote in person, obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, your failure to vote will have no effect on the vote count for the proposals to be voted on at the Extraordinary General Meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Extraordinary General Meeting or not, please sign, date and return the proxy card accompanying the joint proxy statement/consent solicitation statement/prospectus as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly voted.

If you have any questions or need assistance voting your ordinary shares, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400.

Thank you for your participation. We look forward to your continued support.

, 2023	By Order of the Board of Directors,

Mohan Ananda
Chief Executive Officer and Chairman of the Board

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD CLASS A ORDINARY SHARES THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING CLASS A ORDINARY SHARES AND WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST TO THE TRANSFER AGENT, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH, AND (III) DELIVER YOUR CLASS A ORDINARY SHARES TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THIS JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS. IF THE TRANSACTION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE EXTRAORDINARY GENERAL MEETING — REDEMPTION RIGHTS” IN THE JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

This notice was mailed by IOAC on or about                    , 2023.

ANNEX D — FORM OF AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT	D-1

ANNEX E — ZOOMCAR HOLDINGS, INC. 2023 EQUITY INCENTIVE PLAN	E-1
ANNEX F — ANANDA TRUST SUBSCRIPTION AGREEMENT	F-1

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FREQUENTLY USED TERMS

When used in this joint proxy statement/consent solicitation statement/prospectus, unless the context otherwise requires:

“Accounting Principles” means GAAP, as applied and using the same account principles and practices as Zoomcar and its subsidiaries in the preparation of Zoomcar’s most recent audited financial statements, as in effect as of the date of the applicable financial statement or, if there is no such date, the Closing Date.

“Adjournment Proposal” means the proposal to consider the adjournment of the Extraordinary General Meeting, if necessary or desirable in the determination of the IOAC Board.

“Advisory Charter Proposals” means the non-binding advisory proposals to take effect upon the Closing Date if the Organizational Documents Proposal is approved by the IOAC shareholders at the Extraordinary General Meeting.

“Aggregate Exercise Price” means the sum of the exercise prices of (a) all vested Zoomcar Options and (b) all Zoomcar Warrants, in each case outstanding as of immediately prior to the Effective Time.

“Amended & Restated Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement, to be entered into by and among New Zoomcar, the Sponsor, certain shareholders of IOAC and certain stockholders of Zoomcar, prior and as a condition to the Closing.

“Ananda Trust” means Ananda Small Business Trust, a Nevada trust, an affiliate of the Sponsor, Mohan Ananda and Elaine Price.

“Ananda Trust Financing” means, collectively, the Ananda Trust Investment and the transactions related to such investment, including, without limitation, issuance by Zoomcar of the Ananda Trust Note, in each case in accordance with the terms of definitive agreements related to the Ananda Trust Investment.

“Ananda Trust Investment” means Ananda Trust’s investment of an aggregate of $10,000,000 into Zoomcar concurrent with the execution of the Merger Agreement, in exchange for the Ananda Trust Note.

“Ananda Trust Note” means the convertible promissory note issued by Zoomcar to Ananda Trust on October 13, 2022, in consideration of the Ananda Trust Investment, Zoomcar’s repayment obligation under which, upon consummation of the Business Combination, will be offset against the obligations of Ananda Trust under the Ananda Trust Subscription Agreement.

“Ananda Trust Shares” means the shares of New Zoomcar common stock to be issued to Ananda Trust upon consummation of the Business Combination pursuant to the terms of the Ananda Trust Subscription Agreement.

“Ananda Trust Subscription Agreement” means the subscription agreement, dated as of October 13, 2022, between IOAC and Ananda Trust, pursuant to which IOAC has agreed to issue shares of New Zoomcar common stock to Ananda Trust at a purchase price of $10.00 per share, included as Annex F to this joint proxy statement/consent solicitation statement/prospectus, as the same may be amended, modified, supplemented or waived from time to time in accordance with its terms.

“Assumed Option” means the options to acquire shares of New Zoomcar common stock to be issued to holders of outstanding Zoomcar Options at the Effective Time in accordance with the terms of the Merger Agreement.

“Assumed Warrant” means the warrants to purchase shares of New Zoomcar common stock to be issued to holders of outstanding Zoomcar Warrants at the Effective Time in accordance with the terms of the Merger Agreement.

“Balance Sheet Date” means March 31, 2022.

“Business Combination” means the transactions contemplated by the Merger Agreement.

“Business Combination Proposal” means the proposal to approve, by ordinary resolution, assuming the Domestication Proposal is approved and adopted, the adoption of the Merger Agreement and the terms and performance of the transactions contemplated thereby, including the Business Combination.

“Cantor” means Cantor Fitzgerald & Co., the underwriter in the IPO.

“CCM” means Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, an affiliate of a passive member of the Sponsor and financial advisor to Zoomcar in connection with the Business Combination.

“Cayman Islands Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Class A ordinary shares” means the Class A ordinary shares of IOAC, par value $0.0001 each in the share capital of IOAC, underlying the units issued in the IPO.

“Closing” means the closing of the Business Combination.

“Closing Date” means the date on which the Business Combination occurs.

“Closing Zoomcar Cash” means, as of the Reference Time, the aggregate cash and cash equivalents of the Target Companies on hand or in bank accounts, including deposits in transit.

“Company,” “our,” “we” or “us” means, prior to the consummation of the Business Combination, IOAC or Zoomcar as the context suggests, and, following the Business Combination, New Zoomcar.

“Conversion Ratio” means the Per Share Price divided by $10.00.

“DGCL” means the Delaware General Corporation Law, as amended.

“dollars” or “$” means U.S. dollars.

“Domestication” means the deregistration of IOAC out of the Cayman Islands so as to continue, re-domicile as and become a Delaware corporation pursuant to the Cayman Islands Companies Law and the applicable provisions of the DGCL, with the ordinary shares of IOAC becoming shares of common stock of the Delaware corporation under the applicable provisions of the Cayman Islands Companies Act and the DGCL; the term includes all matters and necessary or ancillary changes in order to effect such Domestication, including the adoption of the Proposed Charter (in the form appended hereto as Annex B, as the same may be amended, modified, supplemented or waived from time to time in accordance with its terms) consistent with the DGCL and changing the name and registered office of IOAC.

“Domestication Closing” means the consummation of the Domestication.

“Domestication Closing Date” means the date on which the Domestication Closing occurs.

“Domestication Proposal” means the Proposal to be considered at the Extraordinary General Meeting to approve the Domestication.

“Earnout Escrow Account” means an escrow account, to be established prior to the Closing pursuant to a mutually agreeable escrow agreement to hold the Earnout Shares during the Earnout Period.

“Earnout Shares” means the 20,000,000 shares of New Zoomcar common stock to be issued at Closing into the Earnout Escrow Account and subject to conditional release after the Closing in accordance with the Earnout Terms.

“Earnout Period” means the five (5) year period after the Closing.

“Earnout Terms” means the terms and conditions relating to the conditional release of Earnout Shares from the Earnout Escrow Account in the event that the trading prices of New Zoomcar common stock after the Closing satisfy the Tier I Share Price Target and the Tier II Share Price Target, respectively, or both, during the Earnout Period.

“Effective Time” means the time when the Business Combination is consummated by the filing of a certificate of merger with the Secretary of State of the State of Delaware in accordance with the terms of the Merger Agreement and the DGCL, or such later time as may be specified in the certificate of merger.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Existing Organizational Documents” means the Amended and Restated Memorandum and Articles of Association of IOAC, as currently in effect, and as the same may be amended, modified, supplemented or waived from time to time in accordance with its term and the laws of the Cayman Islands.

“Extension” means an extension of the deadline by which IOAC must complete an initial business combination.

“Extension Expenses” means the costs and expenses necessary for Extension(s) to be funded in accordance with the Sponsor Support Agreement.

“Extension Meeting” means the extraordinary general meeting of the shareholders of IOAC, which was held on January 19, 2023, at which IOAC’s shareholders voted to extend the period in which IOAC must complete its initial business combination from January 29, 2023 to July 29, 2023;

“Extraordinary General Meeting” means the extraordinary general meeting of the shareholders of IOAC to be held on       , 2023 at       , Eastern Time, to vote on the Proposals.

“Financing Agreements” means any private placement, entry into backstop, non-redemption or similar arrangements, but not including the Ananda Trust Financing and the Private Financing.

“Financing Transactions” means, collectively, the transactions contemplated by written agreements with third party investors reasonably acceptable to Zoomcar for aggregate proceeds of at least $50 million to be entered into prior to the Closing in accordance with the terms of the Merger Agreement.

“founder shares” means the Class B ordinary shares, par value $0.0001 per share, of IOAC, held by the Sponsor.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Incentive Plan” means the Zoomcar Holdings, Inc. 2023 Equity Incentive Plan, substantially in the form appended to this joint proxy statement/consent solicitation statement/prospectus as Annex E, as the same may be amended, modified, supplemented or waived from time to time in accordance with its terms.

“Incentive Plan Proposal” means the proposal to be considered at the Extraordinary General Meeting to approve and adopt the Incentive Plan.

“Insider Letter” means the letter agreement dated October 26, 2021, by and among IOAC, its officers and directors and the Sponsor pursuant to which, among other things, the parties thereto agreed to vote all of the IOAC shares held by them in favor of any business combination presented to them and not to redeem any public shares held by them in connection therewith.

“IOAC” means Innovative International Acquisition Corp., a blank check Cayman Islands exempted company.

“IOAC Board” means IOAC’s board of directors.

“IOAC ordinary shares” means the issued and outstanding Class A ordinary shares, par value $0.0001 per share, and Class B ordinary shares, par value $0.0001 per share, of IOAC.

“IOAC warrants” or “Warrants” means the outstanding warrants of IOAC.

“IPO” means IOAC’s initial public offering of its units, public shares and warrants pursuant to the IPO registration statement, completed on October 29, 2021.

“IPO Underwriter” means Cantor.

“Merger Agreement” means the Agreement and Plan of Merger and Reorganization, dated as of October 13, 2022, by and among IOAC, Zoomcar, Merger Sub and the Seller Representative, in the form appended to this joint proxy statement/consent solicitation statement/prospectus as Annex A, as the same may be further amended, modified, supplemented or waived from time to time in accordance with its terms.

“Merger Consideration” means newly-issued IOAC securities issuable to the Zoomcar Security Holders at Closing pursuant to the terms of the Merger Agreement, as consideration for the Merger, which securities shall have an aggregate value equal to (i) $350,000,000 plus (ii) the Aggregate Exercise Price plus (iii) the Private Financing Payout Amount, plus or minus, as applicable, (iv) the amount of Zoomcar Net Debt, to the extent applicable following determination in accordance with the terms of the Merger Agreement.

“Merger Sub” means Innovative International Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of IOAC.

“Minimum Cash Condition” means the condition to the consummation of the Business Combination, which is waivable by Zoomcar, that, at the Closing, IOAC has cash or cash equivalents, including funds remaining in the Trust Account (after satisfying payments to all public shareholders that have redeemed public shares in connection with the Business Combination) and the proceeds from Financing Transactions (excluding the Ananda Trust Investment and the Private Financing), after payment of all unpaid Zoomcar and IOAC transaction expenses (including, with regard to IOAC, Extension Expenses) and other liabilities due at the Closing, at least equal to fifty million U.S. Dollars ($50,000,000).

“Nasdaq” means the Nasdaq Global Market.

“Nasdaq Proposal” means the proposal to approve by ordinary resolution under Cayman Islands law for the purposes of complying with applicable Nasdaq listing rules, (i) the issuance of shares of common stock of New Zoomcar pursuant to the terms of the Merger Agreement and (ii) the issuance of shares of common stock of New Zoomcar in accordance with the Ananda Trust Subscription Agreement.

“New Zoomcar” means, from and after the Closing, Zoomcar Holdings, Inc., a Delaware corporation, formerly IOAC (after the Domestication), and its consolidated subsidiaries.

“New Zoomcar Board” means the board of directors of New Zoomcar.

“New Zoomcar common stock” or “New Zoomcar Common Shares” means the common stock, par value $0.0001 per share, of New Zoomcar, including any shares of such common stock issuable upon the exercise of any warrant or other right to acquire shares of such common stock.

“NTA Proposal” means the proposal to amend the Existing Organizational Documents, prior to the consummation of the Domestication and the proposed Business Combination, to remove the requirements limiting IOAC’s ability to redeem ordinary shares and consummate an initial business combination if such redemptions would cause IOAC to have less than $5,000,001 in net tangible assets.

“Organizational Documents Proposal” means the proposal to be considered at the Extraordinary General Meeting to approve the amendment and restatement of the Existing Organizational Documents by their replacement with the Proposed Charter and the Proposed Bylaws.

“Original Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of October 26, 2021, by and among IOAC, the Sponsor and the other parties thereto.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Per Share Price” means the quotient of (a) the Merger Consideration divided by (b) the number of Zoomcar Fully Diluted Shares immediately prior to the Effective Time.

“Private Financing” means one or more financing transactions by Zoomcar, in the form of debt, equity or convertible securities, in an aggregate amount of up to $40 million of gross proceeds.

“Private Financing Payout Amount” means the product of (A) gross proceeds to Zoomcar of the Private Financing divided by (B) (i) 1 minus (ii) the percentage difference between the conversion price of the Ananda Trust Note and the conversion price of the Private Financing.

“Private Placement Shares” means the Class A ordinary shares issued by IOAC to the Sponsor, Cantor and CCM in a private placement simultaneously with the closing of the IPO.

“Proposals” means, collectively, (i) the NTA Proposal, (ii) the Domestication Proposal, (iii) the Business Combination Proposal, (iv) the Organizational Documents Proposal, (v) the Advisory Charter Proposals, (vi) the Nasdaq Proposal, (vii) the Incentive Plan Proposal, (viii) the Director Proposal and (ix) the Adjournment Proposal.

“Proposed Bylaws” means the bylaws, to be adopted by IOAC upon Domestication, which shall be bylaws of New Zoomcar after the Closing, in the form appended to this joint proxy statement/consent solicitation statement/prospectus as Annex C, as the same may be amended, modified, supplemented or waived from time to time in accordance with its terms.

“Proposed Charter” means the Certificate of Incorporation, to be adopted by IOAC upon Domestication, which shall be the Certificate of Incorporation of New Zoomcar after the Closing, provided that the Organizational Documents Proposal is approved by the IOAC shareholders at the Extraordinary General Meeting, in the form appended to this joint proxy statement/consent solicitation statement/prospectus as Annex B, as the same may be amended, modified, supplemented or waived from time to time in accordance with its terms.

“Proposed Organizational Documents” means the Proposed Charter and the Proposed Bylaws.

“public shares” means the Class A ordinary shares of IOAC, par value $0.0001 each in the share capital of IOAC, underlying the units issued in the IPO.

“Public Warrants” or “Warrants” means the warrants issued by IOAC in the IPO, entitling the holder thereof to purchase one IOAC Class A ordinary shares at a price of $11.50, subject to adjustment.

“record date” or “Record Date” means       , 2023, the date for determining the IOAC shareholders entitled to receive notice of and vote at the Extraordinary General Meeting.

“redemption rights” means the rights of the public shareholders to demand redemption of their public shares for cash in accordance with the procedures set forth in the Existing Organizational Documents and this joint proxy statement/consent solicitation statement/prospectus.

“Reference Time” means the close of business of Zoomcar on the Closing Date (but without giving effect to the transactions contemplated by the Merger Agreement, including any payments by IOAC to occur at the Closing, but treating any obligations in respect of indebtedness, transaction expenses or other liabilities that are contingent upon the consummation of the Closing as currently due and owing without contingency as of the Reference Time).

“Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Special Committee” means the Special Committee of the IOAC Board, composed of Fernando Garibay, Anuradha George and Valarie Sheppard, each of whom was an independent director of IOAC.

“Sponsor” or “sponsor” means Innovative International Sponsor I LLC, a Delaware limited liability company.

“Sponsor Support Agreement” means the Sponsor Support Agreement, dated as of October 13, 2022, by and among IOAC, the Sponsor and Zoomcar, pursuant to which Sponsor has committed to, among other things, vote its shares in favor of the transactions contemplated by the Merger Agreement, and not to redeem or transfer its shares in a manner inconsistent with the Sponsor Support Agreement.

“Stockholder Merger Consideration” means the portion of the total Merger Consideration deliverable to the Zoomcar Stockholders in respect of shares of Zoomcar Stock, excluding the portion of the Merger Consideration payable in respect of Zoomcar Options and Zoomcar Warrants, in each case in accordance with the terms of the Merger Agreement.

“Stockholder Support Agreement” means the Stockholder Support Agreements, dated as of October 13, 2022, by and among IOAC, Zoomcar and certain Zoomcar stockholders, pursuant to the Zoomcar stockholders party thereto committed to, among other things, vote their Zoomcar Stock in favor of the transactions contemplated by the Merger Agreement when the Business Combination is presented them for consideration and approval in accordance with the terms of the Merger Agreement.

“Target Companies” means, collectively, Zoomcar and its direct and indirect subsidiaries.

“Tier I Share Price Target” means that the VWAP of New Zoomcar common stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for 20 of 30 consecutive trading days during the Earnout Period.

“Tier 2 Share Price Target” means that the VWAP of New Zoomcar common stock equals or exceeds $20.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for 20 of 30 consecutive trading days during the Earnout Period.

“Transfer Agent” means American Stock Transfer & Trust Company, LLC.

“Trust Account” means the trust account of IOAC which holds the net proceeds from the IPO and certain of the proceeds from the sale of the Private Placement Shares, together with interest earned thereon.

“Trust Agreement” means the Investment Management Trust Agreement, dated as of October 26, 2021, as amended by Amendment No. 1 on January 19, 2023, and as it may be amended, by and between IOAC and the Trustee, as well as any other agreements entered into related to or governing the Trust Account.

“Trustee” means American Stock Transfer & Trust Company, LLC.

“Underwriting Agreement” means that certain underwriting agreement, dated as of October 16, 2021, by and between IOAC and the IPO Underwriter.

“U.S. Holder” means a beneficial owner of IOAC ordinary shares that is for U.S. federal income tax purposes: (a) an individual citizen or resident of the United States; (b) a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or (d) a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

“VWAP” means, with respect to a security, the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is traded during the applicable period, as determined in accordance with the terms of the Merger Agreement.

“Warrant Agent” means American Stock Transfer & Trust Company, LLC.

“warrants” means the warrants underlying the units issued in the IPO, entitling the holder thereof to purchase one IOAC ordinary share at an exercise price of $11.50, subject to adjustment.

“Zoomcar Board” means Zoomcar’s board of directors.

“Zoomcar Charter” means the Certificate of Incorporation of Zoomcar, as currently in effect and as may be amended, restated, supplemented or modified from time to time.

“Zoomcar common stock” means the shares of common stock, par value $0.0001 per share, issued by Zoomcar.

“Zoomcar Convertible Notes” means those convertible promissory notes issued in the Private Financing.

“Zoomcar Convertible Securities” means, collectively, the Zoomcar Options, Zoomcar Warrants, Zoomcar Convertible Notes and any other options, warrants or rights to subscribe for or purchase any capital stock of Zoomcar or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of Zoomcar.

“Zoomcar Equity Plan” means Zoomcar’s 2012 Equity Incentive Plan, as amended from time to time.

“Zoomcar Fully Diluted Shares” means the aggregate of (a) number of shares of Zoomcar Stock that are issued and outstanding; (b) the number of shares of Zoomcar Stock issuable upon exercise of outstanding Zoomcar Options (other than unvested Zoomcar Options); (c) the number of shares of Zoomcar Stock issuable upon exercise of outstanding Zoomcar Warrants; and (d) the number of shares of Zoomcar Stock issuable in exchange for outstanding Zoomcar India Shares, in each case as of immediately prior to the Effective Time.

“Zoomcar India” means Zoomcar India Private Limited, an Indian limited company and majority-owned subsidiary of Zoomcar.

“Zoomcar India Escrow Account” means the segregated escrow account holding the Zoomcar India Escrow Property.

“Zoomcar India Escrow Agent” means the escrow agent mutually acceptable to IOAC and Zoomcar in connection with the Zoomcar India Escrow Agreement.

“Zoomcar India Escrow Agreement” means the Escrow Agreement, to be effective as of the Effective Date, by and between IOAC, Greg Moran, and the Zoomcar India Escrow Agent, pursuant to which IOAC will deposit the Zoomcar India Escrow Shares with the Zoomcar India Escrow Agent to be held, along with all other Zoomcar India Escrow Property, in the Zoomcar India Escrow Account.

“Zoomcar India Escrow Property” means, collectively, the Zoomcar India Escrow Shares and any other dividends, distributions, or other income on the Zoomcar India Escrow Shares (other than regular ordinary dividends) that are held in the Zoomcar India Escrow Account.

“Zoomcar India Escrow Shares” means the number of IOAC shares to be issued at the Closing representing the Zoomcar India Merger Consideration, together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted.

“Zoomcar India Merger Consideration” means the aggregate portion of the total Zoomcar Stockholder Merger Consideration issuable in respect of Zoomcar India Shares.

“Zoomcar India Shares” means shares of Zoomcar Series P1 Stock and Zoomcar India Series P2 Stock issued by Zoomcar India.

“Zoomcar India Stockholders” means the holders of Zoomcar India Shares.

“Zoomcar India Subscription Agreements” means, collectively, the subscription agreements entered into by Zoomcar India and the Zoomcar India Stockholders relating, among other matters, to the purchase of Zoomcar India Shares.

“Zoomcar India Swap” means, to the extent applicable, an exchange of Zoomcar India Shares for applicable Zoomcar Securities pursuant to Zoomcar India Subscription Agreements in accordance with, and following satisfaction (determined by the Zoomcar) of, applicable legal and contractual requirements.

“Zoomcar Net Debt” means as of the Reference Time, aggregate indebtedness of the Target Companies (excluding the Ananda Trust Note and securities issued in connection with any Private Financing) less Closing Zoomcar Cash, in each case determined in accordance with the Accounting Principles.

“Zoomcar Options” means options exercisable for Zoomcar common stock, whether vested or unvested, exercisable or unexercisable.

“Zoomcar Preferred Stock” means the outstanding shares of the Zoomcar Series Seed Preferred Stock, Zoomcar Series A Preferred Stock, Zoomcar Series A2 Preferred Stock, Zoomcar Series B Preferred Stock, Zoomcar Series C Preferred Stock, Zoomcar Series D Preferred Stock, Zoomcar Series E Preferred Stock and Zoomcar Series E-1 Preferred Stock, all such shares in the case of each such series having a par value of $0.0001 per share.

“Zoomcar Preferred Stock Exchange” means either the exchange or conversion of all of the issued and outstanding shares of Zoomcar Preferred Stock for shares of Zoomcar common stock at the applicable conversion ratio (including any accrued or declared but unpaid dividends).

“Zoomcar Securities” means, collectively, the Zoomcar Stock, Zoomcar Options, Zoomcar Warrants, Zoomcar India Shares and any other Zoomcar Convertible Securities.

“Zoomcar Security Holders” means, collectively, the holders of Zoomcar Securities and holders of Zoomcar India Shares.

“Zoomcar Stock” means shares of Zoomcar common stock and Zoomcar Preferred Stock.

“Zoomcar Stockholders” means the holders of outstanding shares of Zoomcar Stock and of Zoomcar India Shares.

“Zoomcar Warrants” means warrants to purchase Zoomcar common stock.

SHARE CALCULATIONS AND OWNERSHIP PERCENTAGES

Unless otherwise specified (including in the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities”), the share calculations and ownership percentages set forth in this joint proxy statement/consent solicitation statement/proxy statement with respect to New Zoomcar’s common stockholders following the Business Combination are for illustrative purposes only and assume the following (certain capitalized terms below are defined elsewhere in this joint proxy statement/consent solicitation statement/prospectus):

1.	No public shareholders will exercise their redemption rights in connection with the Closing of the Business Combination, and the balance of the Trust Account as of the Closing will be the same as its balance on March 31, 2023 of approximately $33.1 million. Please see the section entitled “The Extraordinary General Meeting — Redemption Rights.”
2.	There will be no transfers of founder shares or Private Placement Shares prior to the Closing and, at the Closing, all of the founder shares will be exchanged for Class A ordinary shares on a one-for-one basis.
3.	No holders of IOAC warrants will exercise any of the outstanding IOAC warrants.
4.	At the Closing, 42,228,705 shares of New Zoomcar common stock will be issued as Merger Consideration in accordance with the terms of the Merger Agreement, taking into account adjustments to the Merger Consideration determined in accordance with the terms of the Merger Agreement.
5.	In connection with the Closing, Zoomcar’s repayment obligation under the Ananda Trust Note will be cancelled and offset by Ananda Trust’s obligations under the Ananda Trust Subscription Agreement and, immediately prior to the Closing, IOAC will issue 1,000,000 shares to Ananda Trust in accordance with the terms of the Ananda Trust Subscription Agreement (excluding, for calculation purposes, any interest that may accrue and convert into additional shares at the Closing).
6.	Prior to the Closing Date, the Zoomcar Preferred Stock Exchange will have occurred in accordance with the terms of the Merger Agreement and the Zoomcar Charter.
7.	Other than (i) the New Zoomcar common stock to be issued to Zoomcar Stockholders upon consummation of the Merger, (ii) the Assumed Options and Assumed Warrants to be issued to the applicable Zoomcar Security Holders upon consummation of the Merger and (iii) the issuance of 1,000,000 shares to Ananda Trust in accordance with the terms of the Ananda Trust Subscription Agreement, there will be no other issuances of equity securities of New Zoomcar at the Closing.
8.	Outstanding Zoomcar Options have vested through March 31, 2023.
9.	Prior to the Closing, Zoomcar, Convertible Notes with an aggregate principal amount of approximately $16.77 million, issued by Zoomcar in the Zoomcar 2023 Private Financing Transactions (as defined below) will, pursuant to their terms, convert automatically into shares of Zoomcar common stock, and Zoomcar will not issue any additional Zoomcar Securities other than the Zoomcar common stock issuable to holders of outstanding Zoomcar Preferred Stock upon consummation of the Zoomcar Preferred Stock Exchange.
10.	None of the holders of outstanding Zoomcar Convertible Securities will exercise any of the outstanding Zoomcar Convertible Securities, and none of the Zoomcar Stockholders that currently holds shares issued by Zoomcar India will complete a Zoomcar India Swap prior to or at the Closing.
11.	None of the Zoomcar Stockholders holding Zoomcar common stock will exercise appraisal rights in connection with the Closing.
12.	At the Closing, the outstanding amounts under any working capital loan to IOAC and the Extension Note will be repaid in cash by IOAC.
13.	To the extent that the issuance of New Zoomcar Common Shares to holders of Zoomcar India Shares as Merger Consideration gives rise to withholding or other tax obligations at Closing on the part IOAC or New Zoomcar, such obligations are satisfied by recipients of such shares and do not represent liabilities of IOAC or New Zoomcar.

TRADEMARKS

This joint proxy statement/consent solicitation statement/prospectus contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this joint proxy statement/consent solicitation statement/prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable owner or licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

MARKET AND INDUSTRY DATA

This joint proxy statement/consent solicitation statement/prospectus includes industry position and industry data and forecasts that IOAC and Zoomcar obtained or derived from internal company reports, independent third-party publications and other industry data. Some data are also based on good faith estimates, which are derived from internal company analyses or review of internal company reports as well as the independent sources referred to above.

The accuracy and completeness of this information is not guaranteed, and they have not independently verified any of the data from third-party sources nor have they ascertained the underlying economic assumptions relied upon therein. Statements as to industry position are based on market data currently available. These estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this joint proxy statement/consent solicitation statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/consent solicitation statement/prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. These statements are based on the beliefs and assumptions of the respective management teams of IOAC and Zoomcar. Neither IOAC nor Zoomcar can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Forward-looking statements generally relate to future events or future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that concern IOAC’s and Zoomcar’s expectations, strategy, plans or intentions.

The following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements contained in this joint proxy statement/consent solicitation statement/prospectus:

●	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or could otherwise cause the transactions contemplated therein to fail to close;
●	the outcome of any legal proceedings that may be instituted against IOAC, Zoomcar, the combined company or others following the announcement of the Business Combination;
●	the inability of the parties to satisfy conditions to closing, including IOAC shareholder and Zoomcar stockholder approval, as applicable;
●	the inability to meet stock exchange listing standards in connection with and following the consummation of the Business Combination;
●	the risk that the Business Combination disrupts current plans and operations of Zoomcar as a result of the announcement and consummation of the Business Combination;
●	the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of New Zoomcar to grow and manage growth profitably, maintain its reputation, increase the numbers of Hosts, Guests and registered vehicles on Zoomcar’s platform, maintain relationships with Hosts and Guests and retain its management and key employees;
●	the impact of the COVID-19 pandemic on the business of Zoomcar and the combined company;
●	Zoomcar’s limited operating history under its current business model and history of net losses;
●	Zoomcar’s, IOAC’s and the combined company’s ability to obtain additional capital when necessary, including in connection with and after the Business Combination;
●	Zoomcar’s reliance on key technology providers and payment processors facilitating payments to and by Zoomcar’s customers;
●	expenses related to the Business Combination;
●	unfavorable interpretations of laws or regulations or changes in applicable laws or regulations;
●	the possibility that Zoomcar or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors;
●	Zoomcar’s estimates of future bookings, revenues and capital requirements;

●	the evolution of the markets in which Zoomcar competes;
●	political instability associated with operating in current and future emerging markets Zoomcar has entered or may later enter;
●	risks associated with Zoomcar maintaining inadequate insurance to cover risks associated with business operations now or in the future;
●	the ability of Zoomcar to implement its strategic initiatives and continue to innovate its platform technology and features;
●	the ability of Zoomcar to adhere to legal requirements with respect to the protection of personal data and privacy laws;
●	cybersecurity risks, data loss and other breaches of Zoomcar’s network security and the disclosure of personal information or the infringement upon Zoomcar’s intellectual property by unauthorized third parties;
●	risks associated with the performance or reliability of infrastructure upon which Zoomcar relies, including, but not limited to, internet and cellular phone services;
●	the risk of regulatory or other lawsuits or proceedings relating to Zoomcar’s platform or the peer-to-peer car sharing it facilitates;
●	increased compliance risks associated with operating in multiple foreign jurisdictions at once, including regulatory and accounting compliance issues; and
●	other risks and uncertainties described in this joint proxy statement/consent solicitation statement/prospectus, including those under the section entitled “Risk Factors.”

The forward-looking statements contained in this joint proxy statement/consent solicitation statement/prospectus are based on current expectations and beliefs concerning future developments and their potential effects on IOAC and/or Zoomcar. There can be no assurance that future developments affecting IOAC and/or Zoomcar will be those that IOAC and/or Zoomcar have anticipated. These statements are based on various assumptions, whether or not identified in this joint proxy statement/consent solicitation statement/prospectus, and on the current expectations of IOAC’s and Zoomcar’s management and are not predictions of actual performance. These forward-looking statements involve a number of risks, uncertainties, most of which are difficult to predict and many of which are beyond the control of IOAC or Zoomcar, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some of these risks and uncertainties may in the future be amplified by the potential business or economic disruptions caused by current and future pandemics, such as the COVID-19 pandemic, and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. IOAC and Zoomcar undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Before any shareholder grants its proxy or instructs how its vote should be cast or vote on the proposals related to the proposed Business Combination contained in this joint proxy statement/consent solicitation statement/prospectus, such shareholder should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this joint proxy statement/consent solicitation statement/prospectus may adversely affect IOAC and/or Zoomcar.

QUESTIONS AND ANSWERS

The following are answers to certain questions that you may have regarding the Business Combination and the Extraordinary General Meeting. We urge you to carefully read the remainder of this joint proxy statement/consent solicitation statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to this joint proxy statement/consent solicitation statement/prospectus.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

Q:	WHAT IS THE BUSINESS COMBINATION?
A:	IOAC and Zoomcar have entered into the Merger Agreement, pursuant to which, among other things, the Business Combination will be effected in two steps:

(a)  on the Domestication Closing Date, IOAC will change its jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation under the laws of the State of Delaware, at which time IOAC will change its name to “Zoomcar Holdings, Inc.” In connection with the Domestication, each then-outstanding IOAC ordinary share, IOAC warrant, and IOAC unit will automatically convert into one share of New Zoomcar common stock, a New Zoomcar warrant, and one share of New Zoomcar common stock and one-half of one New Zoomcar warrant, respectively.

(b)  on the Closing Date, Merger Sub will merge with and into Zoomcar, with Zoomcar surviving the Merger as a wholly-owned subsidiary of New Zoomcar.

IOAC will hold the Extraordinary General Meeting to, among other things, obtain the approvals required for the Business Combination and the other transactions contemplated by the Merger Agreement. You are receiving this joint proxy statement/consent solicitation statement/prospectus in connection with such meeting. See “Proposal No. 3.— The Business Combination Proposal — The Merger Agreement” beginning on page 154. In addition, a copy of the Merger Agreement is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex A. We urge you to carefully read this joint proxy statement/consent solicitation statement/prospectus and the Merger Agreement in their entirety.

Q:	WHY AM I RECEIVING THIS DOCUMENT?
A:

IOAC is sending this joint proxy statement/consent solicitation statement/prospectus to its shareholders to help them decide how to vote their IOAC ordinary shares with respect to the matters to be considered at the Extraordinary General Meeting.

The Business Combination cannot be completed unless IOAC’s shareholders approve each of the Domestication Proposal, the Business Combination Proposal, the Organizational Documents Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Director Proposal set forth in this joint proxy statement/consent solicitation statement/prospectus. Information about the Extraordinary General Meeting, the Business Combination and the other business to be considered by shareholders at the Extraordinary General Meeting is contained in this joint proxy statement/consent solicitation statement/prospectus.

This document constitutes a proxy statement of IOAC, a consent solicitation statement of Zoomcar and a prospectus of New Zoomcar. It is a proxy statement because the board of directors of IOAC is soliciting proxies using this joint proxy statement/consent solicitation statement/prospectus from its shareholders. It is a consent solicitation statement because the board of directors of Zoomcar is soliciting written consents using this joint proxy statement/consent solicitation statement/prospectus from its stockholders. It is a prospectus because New Zoomcar, in connection with the Business Combination, is offering shares of common stock in exchange for IOAC’s outstanding ordinary shares and as part of the consideration to be received as part of the Business Combination. See “Proposal No. 3. The Business Combination Proposal — The Merger Agreement — Consideration to be Received in the Merger.”

Q:	WHAT EQUITY STAKE WILL IOAC CURRENT SHAREHOLDERS, THE SPONSOR, ANANDA TRUST AND FORMER ZOOMCAR STOCKHOLDERS HOLD IN NEW ZOOMCAR IMMEDIATELY AFTER THE CONSUMMATION OF THE TRANSACTION?
A:

It is anticipated that, upon completion of the Business Combination, assuming that no public shareholders elect to have their public shares redeemed and none of the outstanding 11,500,000 warrants are exercised, the ownership of New Zoomcar will be as follows:

●	IOAC’s public shareholders are expected to hold 3,050,335 shares of New Zoomcar common stock, or approximately 4.9% of the outstanding New Zoomcar common stock;
●	the Sponsor, together with its affiliates, is expected to hold 10,010,000 shares of New Zoomcar common stock, or approximately 16.1% of the outstanding New Zoomcar common stock, consisting of the following:
●	9,010,000 shares of New Zoomcar common stock, or approximately 14.5% of the outstanding New Zoomcar common stock, held by the Sponsor; and
●	1,000,000 shares of New Zoomcar common stock, or approximately 1.6% of the outstanding New Zoomcar common stock, held by Ananda Trust;
●	Investors in a the Zoomcar 2023 Private Financing Transactions are expected to hold 6,633,412 shares of New Zoomcar common stock, or approximately 10.7% of the outstanding New Zoomcar common stock;
●	Cantor and CCM are expected to hold an aggregate of 100,000 shares of New Zoomcar common stock, or approximately 0.2% of the outstanding New Zoomcar common stock;
●	the former Zoomcar stockholders are expected to hold 42,228,705 shares of New Zoomcar common stock, or approximately 68.1% of the outstanding New Zoomcar common stock; and
●	the executive officers and directors of New Zoomcar are expected to hold an aggregate of 10,283,317 shares of New Zoomcar common stock, or approximately 16.6% of the outstanding New Zoomcar common stock.

If we assume the maximum redemptions scenario described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” i.e., 942,630 public shares are redeemed, and none of the outstanding 11,500,000 warrants are exercised, the ownership of New Zoomcar upon the Closing will be as follows:

●	IOAC’s public shareholders are expected to hold 2,107,705 shares of New Zoomcar common stock, or approximately 3.5% of the outstanding New Zoomcar common stock;
●	the Sponsor, together with its affiliates, is expected to hold 10,010,000 shares of New Zoomcar common stock, or approximately 16.4% of the outstanding New Zoomcar common stock, consisting of the following:
●	9,010,000 shares of New Zoomcar common stock, or approximately 14.8% of the outstanding New Zoomcar common stock, held by the Sponsor; and
●	1,000,000 shares of New Zoomcar common stock, or approximately 1.6% of the outstanding New Zoomcar common stock, held by Ananda Trust;
●	Investors in the Zoomcar 2023 Private Financing Transactions are expected to hold 6,633,412 shares of New Zoomcar common stock, or approximately 10.9% of the outstanding New Zoomcar common stock;
●	Cantor and CCM are expected to hold an aggregate of 100,000 shares of New Zoomcar common stock, or approximately 0.2% of the outstanding New Zoomcar common stock;

●	the former Zoomcar stockholders are expected to hold 42,228,705 shares of New Zoomcar common stock, or approximately 69.0% of the outstanding New Zoomcar common stock; and
●	the executive officers and directors of New Zoomcar are expected to hold an aggregate of 10,283,317 shares of New Zoomcar common stock, or approximately 16.8% of the outstanding New Zoomcar common stock.

IOAC’s warrants will become exercisable 30 days following the completion of the Business Combination.

If we assume that no public shareholders elect to have their public shares redeemed (no redemptions), and the full exercise of (i) public warrants to purchase New Zoomcar common stock and (ii) options and warrants to purchase shares of New Zoomcar that will be held by equity holders of Zoomcar and vesting of all restricted stock units, the ownership of New Zoomcar upon the Closing will be as follows:

●	IOAC’s public shareholders are expected to hold 14,550,335 shares of New Zoomcar common stock, or approximately 19.7% of the outstanding New Zoomcar common stock;
●	the Sponsor, together with its affiliates, is expected to hold 10,010,000 shares of New Zoomcar common stock, or approximately 13.5% of the outstanding New Zoomcar common stock, consisting of the following:
●	9,010,000 shares of New Zoomcar common stock, or approximately 12.2% of the outstanding New Zoomcar common stock, held by the Sponsor; and
●	1,000,000 shares of New Zoomcar common stock, or approximately 1.4% of the outstanding New Zoomcar common stock, held by Ananda Trust;
●	Investors in the Zoomcar 2023 Private Financing Transactions to be consummated prior to Closing are expected to hold 6,633,412 shares of New Zoomcar common stock, or approximately 9.0% of the outstanding New Zoomcar common stock;
●	Cantor and CCM are expected to hold an aggregate of 100,000 shares of New Zoomcar common stock, or approximately 0.1% of the outstanding New Zoomcar common stock;
●	the former Zoomcar stockholders are expected to hold 42,228,705 shares of New Zoomcar common stock, or approximately 57.1% of the outstanding New Zoomcar common stock; and
●	the executive officers and directors of New Zoomcar are expected to hold an aggregate of 10,283,317 shares of New Zoomcar common stock, or approximately 13.9% of the outstanding New Zoomcar common stock.

If we assume that IOAC’s public shareholders exercise redemption rights with respect to 942,630 public shares (maximum redemptions), and the full exercise of (i) public warrants to purchase New Zoomcar common stock and (ii) options and warrants to purchase shares of New Zoomcar that will be held by equity holders of Zoomcar and vesting of all restricted stock units, the ownership of New Zoomcar upon the Closing will be as follows:

●	IOAC’s public shareholders are expected to hold 13,607,705 shares of New Zoomcar common stock, or approximately 18.6% of the outstanding New Zoomcar common stock;
●	the Sponsor, together with its affiliates, is expected to hold 10,010,000 shares of New Zoomcar common stock, or approximately 13.7% of the outstanding New Zoomcar common stock, consisting of the following:
●	9,010,000 shares of New Zoomcar common stock, or approximately 12.3% of the outstanding New Zoomcar common stock, held by the Sponsor; and
●	1,000,000 shares of New Zoomcar common stock, or approximately 1.4% of the outstanding New Zoomcar common stock, held by Ananda Trust;

●	Investors in the Zoomcar 2023 Private Financing Transactions are expected to hold 6,633,412 shares of New Zoomcar common stock, or approximately 9.1% of the outstanding New Zoomcar common stock;
●	Cantor and CCM are expected to hold an aggregate of 100,000 shares of New Zoomcar common stock, or approximately 0.1% of the outstanding New Zoomcar common stock;
●	the former Zoomcar stockholders are expected to hold 42,228,705 shares of New Zoomcar common stock, or approximately 57.8% of the outstanding New Zoomcar common stock; and
●	the executive officers and directors of New Zoomcar are expected to hold an aggregate of 10,283,317 shares of New Zoomcar common stock, or approximately 14.1% of the outstanding New Zoomcar common stock.

See “Share Calculations and Ownership Percentages” and “Unaudited Pro Forma Condensed Combined Financial Information and other Data.” If the actual facts are different from the assumptions set forth therein (which they are likely to be), the percentage ownership set forth above will be different.

Refer to the pro forma New Zoomcar common stock issued and outstanding immediately after the Business Combination and Ananda Trust Investment in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Q:	WHEN WILL THE BUSINESS COMBINATION BE COMPLETED?
A:

The parties currently expect that the Business Combination will be completed in the third quarter of 2023. However, neither IOAC nor Zoomcar can assure you of when or if the Business Combination will be completed, and it is possible that factors outside of the control of IOAC and Zoomcar could result in the Business Combination being completed at a different time or not at all. The outside date for consummation of the Business Combination is (x) six months from the date of execution of the Merger Agreement or (y) January 29, 2023 (the “Outside Date”), provided that, notwithstanding anything therein to the contrary, if IOAC obtains the approval of its shareholders for the Prescribed Extension (as defined in the Merger Agreement), then the Outside Date, automatically and without action on the part of any party, shall be extended for an additional period ending on the last date then in effect for IOAC to consummate its Business Combination during the Prescribed Extension Period. On June 15, 2023, IOAC filed a preliminary proxy statement in connection with an extraordinary general meeting of its shareholders pursuant to which IOAC will seek the approval of its shareholder to extend the expiration of the period in which it must complete a business combination up to three (3) times for an additional one (1) month each time from July 29, 2023 to October 29, 2023. Before the Business Combination can be completed, IOAC must obtain the approval of IOAC shareholders for each of the Required Proposals, Zoomcar must obtain the approval of its stockholders, and IOAC and Zoomcar must also satisfy other closing conditions. See “Proposal No. 3. — The Business Combination Proposal — The Merger Agreement — Conditions to Closing.”

Q:	WHAT HAPPENS IF THE BUSINESS COMBINATION IS NOT COMPLETED?
A:

If IOAC does not complete the Business Combination with Zoomcar for any reason, IOAC would need to search for another target business with which to complete a business combination. If IOAC does not complete the Business Combination with Zoomcar or a business combination with another target business by July 29, 2023, or such later date as may be approved by IOAC’s shareholders, IOAC must cease all operations except for the purpose of winding up, as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the amount then held in the Trust Account, including interest earned on funds held in the Trust Account and not previously released to IOAC (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish IOAC’s public shareholder rights as members (including the right to receive further liquidation distributions, if any) and as promptly as reasonably possible following such redemption, subject to the approval of IOAC’s remaining members and the directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of applicable law. The Sponsor has no redemption rights in the event a business combination is not effected in the required time period and, accordingly, its founder shares will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to IOAC’s outstanding warrants. Accordingly, such warrants will expire worthless.

QUESTIONS AND ANSWERS ABOUT OUR EXTRAORDINARY GENERAL MEETING

Q:	WHAT AM I BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?
A:	IOAC shareholders are being asked to vote on the following Proposals:
(1)	the NTA Proposal;
(2)	the Domestication Proposal;
(3)	the Business Combination Proposal;
(4)	the Organizational Documents Proposal;
(5)	the Advisory Charter Proposals;
(6)	the Nasdaq Proposal;
(7)	the Incentive Plan Proposal;
(8)	the Director Proposal; and

(9)the Adjournment Proposal.

The Business Combination is conditioned upon the approval of the Domestication Proposal, the Business Combination Proposal, the Organizational Documents Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Director Proposal, subject to the terms of the Merger Agreement. The Business Combination is not conditioned on the approval of the Advisory Charter Proposals or the Adjournment Proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the shareholders for a vote.

Q:WHY IS IOAC PROPOSING THE NTA PROPOSAL?

A:

The adoption of the proposed amendments to remove the net asset test limitation from the Existing Organizational Documents is being proposed in order to facilitate the consummation of the Business Combination, by permitting redemptions by public shareholders even if such redemptions result in IOAC having net tangible assets that are less than $5,000,001. The purpose of the net asset test limitation was initially to ensure that the ordinary shares are not deemed to be “penny stock” pursuant to Rule 3a51-1 under the Exchange Act. Because the ordinary shares and the New Zoomcar common stock would not be deemed to be a “penny stock” pursuant to other applicable provisions of Rule 3a51-1 under the Exchange Act, IOAC is presenting the NTA Proposal so that the parties may consummate the Business Combination even if IOAC has $5,000,000 or less in net tangible assets following redemptions.

The approval of the NTA Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the ordinary shares who, being present and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary General Meeting.

Q:	WHY IS IOAC PROPOSING THE DOMESTICATION PROPOSAL?
A:

The IOAC Board believes that there are significant advantages to New Zoomcar that will arise as a result of a change of domicile to Delaware, including, (i) the prominence, predictability and flexibility of Delaware law, (ii) Delaware’s well-established principles of corporate governance and (iii) the increased ability for Delaware corporations to attract and retain qualified directors, each of the foregoing as discussed in greater detail in the section entitled “Proposal No. 2 — The Domestication Proposal — Reasons for the Domestication.” The IOAC Board believes that any direct benefit that Delaware law provides to a corporation also indirectly benefits stockholders, who are the owners of the corporation. Additionally, Zoomcar has required the Domestication as a condition to consummating the Business Combination.

To effect the Domestication, IOAC will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which IOAC will be domesticated and continue as a Delaware corporation, at which time IOAC will change its name to “Zoomcar Holdings, Inc.”

The approval of the Domestication Proposal is a condition to the Closing. The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the ordinary shares who, being present and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary General Meeting.

Q:	HOW WILL THE DOMESTICATION AFFECT MY PUBLIC SHARES, WARRANTS AND UNITS?
A:

On the effective date of the Domestication, (a) each outstanding Class A ordinary share will automatically convert into one share of New Zoomcar common stock, (b) each outstanding Class B ordinary share will automatically convert into one share of New Zoomcar common stock, (c) the outstanding warrants to purchase Class A ordinary shares will be converted to become exercisable, 30 days following the Closing, at the same per share exercise price and for the same number of shares of New Zoomcar common stock as in effect immediately prior to the Domestication. At a moment in time after the effectiveness of the Domestication and before the closing of the Business Combination, each outstanding unit of IOAC (each of which currently consists of one Class A ordinary share of IOAC and one-half of one warrant to purchase one Class A ordinary share of IOAC) will be separated into its component share of common stock and one-half of one warrant.

Q:	WHAT ARE THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DOMESTICATION TO U.S. HOLDERS OF ORDINARY SHARES?
A:

For a description of the material U.S. federal income tax consequences of the Domestication, see the description in the section entitled “Proposal No. 3 — The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to IOAC Shareholders.”

Q:	WHY IS IOAC PROPOSING THE BUSINESS COMBINATION PROPOSAL?
A:

IOAC was incorporated to effect a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses or entities (each, a “business combination”).

On October 29, 2021, IOAC completed its IPO, generating gross proceeds of $230,000,000 (including the full exercise of the underwriter’s over-allotment option). Since IOAC’s IPO, IOAC’s activity has been limited to the evaluation of business combination candidates. Zoomcar is a leading car sharing marketplace in emerging markets with an asset light model. Zoomcar currently has presence in four countries and more than 50 cities.

The IOAC Board and the board of directors of Zoomcar have approved the proposed Business Combination.

Based on its due diligence investigation of Zoomcar and the industry in which it operates, including the financial and other information provided by Zoomcar in the course of its negotiations in connection with the Merger Agreement, IOAC believes that the Business Combination with Zoomcar will provide IOAC shareholders with an opportunity to participate in the ownership of a company with significant growth potential.

Q:	DID THE IOAC BOARD OBTAIN A THIRD-PARTY VALUATION OR FAIRNESS OPINION IN DETERMINING WHETHER OR NOT TO PROCEED WITH THE BUSINESS COMBINATION?
A:

Yes. A special committee of the IOAC Board consisting solely of independent directors (the “Special Committee”) received a fairness opinion from Houlihan Capital LLC (“Houlihan Capital”) as to the fairness, from a financial point of view, to IOAC’s unaffiliated security holders, of (1) the Business Combination and any related financing transactions and (2) the Ananda Trust Financing. For additional information, please see the section entitled “Proposal No. 3 — The Business Combination Proposal — Opinion of Houlihan Capital, as Financial Advisor to the Special Committee” and the opinion of Houlihan Capital attached hereto as Annex K for additional information.

Q:	DO I HAVE REDEMPTION RIGHTS?
A:

If you are a holder of public shares, you have the right to demand that IOAC redeem such shares for a pro rata portion of the cash held in the Trust Account, which holds the proceeds of IOAC’s IPO, as of two business days prior to the consummation of the transactions contemplated by the Business Combination Proposal (including interest earned on the funds held in the Trust Account and not previously released to IOAC to pay its taxes) upon the Closing (such rights, “redemption rights”).

Notwithstanding the foregoing, a holder of Class A ordinary shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption with respect to more than 15% of the public shares. Accordingly, all public shares in excess of 15% held by a public shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed.

Q:	WILL HOW I VOTE AFFECT MY ABILITY TO EXERCISE REDEMPTION RIGHTS?
A:

No. You may exercise your redemption rights whether you vote your ordinary shares for or against, or if you abstain from voting on, the Business Combination Proposal or any other Proposal. As a result, the Business Combination Proposal can be approved by shareholders who will redeem their ordinary shares and no longer remain shareholders and subject to the terms and conditions of the Merger Agreement, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public shareholders are substantially reduced as a result of redemptions by public shareholders. Also, with fewer ordinary shares and public shareholders, the trading market for IOAC ordinary shares may be less liquid than the market for IOAC ordinary shares prior to the Business Combination and IOAC may not be able to meet the listing standards of a national securities exchange. In addition, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into Zoomcar’s business will be reduced.

Q:	HOW DO I EXERCISE MY REDEMPTION RIGHTS?
A:

If you are a holder of ordinary shares and wish to exercise your redemption rights, you must demand that IOAC redeem your shares for cash no later than 5:00 p.m., Eastern Time on            , 2023 by delivering your share certificates (if any), and other redemption forms to the Transfer Agent physically or electronically using Depository Trust Company’s DWAC (Deposit and Withdrawal at Custodian) system prior to the vote at the Extraordinary General Meeting. Holders of units must elect to separate the underlying public shares and warrants prior to exercising redemption rights with respect to the ordinary shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact the Transfer Agent, directly and instruct them to do so. Any holder of ordinary shares will be entitled to demand that such holder’s shares be redeemed for a full pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was approximately $            , or $            per share, as of            , 2023, the record date). Such amount, including interest earned on the funds held in the Trust Account and not previously released to IOAC to pay its taxes, if any, will be paid promptly upon consummation of the Business Combination. However, the proceeds deposited in the Trust Account could become subject to the claims of IOAC’s creditors, if any, which could have priority over the claims of IOAC’s public shareholders, regardless of whether such public shareholders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any Proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any written demand of redemption rights must be received by the Transfer Agent prior to the vote taken on the Business Combination Proposal at the Extraordinary General Meeting. No demand for redemption will be honored unless the holder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the Transfer Agent prior to the vote at the Extraordinary General Meeting.

If a holder of public shares properly makes a request for redemption and the certificates for the ordinary shares (if any) along with the redemption forms are delivered as described to the Transfer Agent as described herein, then, if the Business Combination is consummated, IOAC will redeem these shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your public shares for cash.

Any request to redeem public shares, once made, may be withdrawn at any time, with IOAC’s consent, until the closing of the Business Combination. If IOAC receives valid redemption requests from holders of public shares prior to the redemption deadline, IOAC may, at its sole discretion, following the redemption deadline and until the date of Closing, seek and permit withdrawals by one or more of such holders of their redemption requests. IOAC may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account, including where IOAC otherwise would not satisfy the Minimum Cash Condition. If a holder of public shares delivered its public shares for redemption to the Transfer Agent and decides within the required timeframe not to exercise its redemption rights, it may request that the Transfer Agent return the shares (physically or electronically). The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this joint proxy statement/consent solicitation statement/prospectus.

Q:	WHAT ARE THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS THAT EXERCISE THEIR REDEMPTION RIGHTS?
A:

For a description of the material U.S. federal income tax consequences to U.S. Holders that exercise their redemption rights, see the description in the section entitled “Proposal No. 3 — The Business Combination Proposal — Material U.S. Federal Income Tax Consequences to Redemption — Tax Consequences to U.S. Holders that Elect to Have Their Ordinary Shares Converted for Cash.”

Q:	DO IOAC SHAREHOLDERS OR WARRANT HOLDERS OR ZOOMCAR STOCKHOLDERS HAVE APPRAISAL RIGHTS IN CONNECTION WITH THE PROPOSED MERGER AND THE PROPOSED DOMESTICATION?
A:	Neither IOAC shareholders nor IOAC warrant holders have appraisal rights or dissenters’ rights in connection with the Domestication or the Merger under Cayman Islands law or under the DGCL.

Zoomcar stockholders will have appraisal rights in connection with the Business Combination. Holders of shares of Zoomcar stock who (i) do not consent to the adoption of the Merger Agreement, (ii) follow the procedures set forth in Section 262 of the DGCL (including making a written demand of appraisal to Zoomcar within 20 days after giving notice of appraisal rights) and (iii) have not otherwise waived the appraisal rights, will be entitled, under Section 262 of the DGCL, to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid on the amount determined to be “fair value.” See Section 262 of the DGCL attached as Annex L.

Q:	WHAT HAPPENS TO THE FUNDS DEPOSITED IN THE TRUST ACCOUNT AFTER CONSUMMATION OF THE TRANSACTION?
A:

The net proceeds of IOAC’s initial public offering, together with funds raised from the sale of Private Placement Shares simultaneously with the consummation of IOAC’s initial public offering, was placed in the Trust Account immediately following IOAC’s initial public offering. After consummation of the Business Combination, the funds in the Trust Account will be used to pay holders of the ordinary shares who exercise redemption rights, to pay fees and expenses incurred in connection with the Business Combination (including aggregate fees of $12,100,000 as deferred underwriting commissions related to IOAC’s initial public offering) and, together with the proceeds of the Ananda Trust Investment and any Private Financing, will be deposited with New Zoomcar to be used for general corporate purposes.

Q:	WHAT HAPPENS IF A SUBSTANTIAL NUMBER OF PUBLIC SHAREHOLDERS VOTE IN FAVOR OF THE BUSINESS COMBINATION PROPOSAL AND EXERCISE THEIR REDEMPTION RIGHTS?
A:

IOAC’s public shareholders may vote in favor of the Business Combination and still exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public shareholders are substantially reduced as a result of redemptions by public shareholders.

If an IOAC public shareholder exercises its redemption rights, such exercise will not result in the loss of any warrants that it may hold. The 11,500,000 retained outstanding IOAC warrants would have had an aggregate value of $920,000 (based on the closing price of $0.08 per IOAC warrant on June 6, 2023). If a substantial number of, but not all, IOAC public shareholders exercise their redemption rights, any non-redeeming shareholders would experience dilution to the extent such warrants are exercised and additional New Zoomcar Common Shares are issued.

Unless the NTA Proposal is approved, IOAC will not redeem its public shares in an amount that its (or New Zoomcar’s after giving effect to the transactions contemplated by the Merger Agreement) net tangible assets to be less than $5,000,001 upon consummation of the Business Combination, as provided in the Existing Organizational Documents.

It is a condition, which may be waived by Zoomcar, that IOAC shall have, at the Closing, at least $50,000,000 in cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of any redemptions) and any proceeds from the Financing Transactions (excluding the Ananda Trust Investment and any Private Financing), after payment of IOAC’s and Zoomcar’s expenses and liabilities due at the Closing.

The below table shows the anticipated share ownership of various holders of New Zoomcar common stock upon closing of the Business Combination in the no redemption, 25% redemption, 50% redemption, 75% redemption and maximum redemption scenarios and is based on the following assumptions: (i) there are no other issuances of equity interests of IOAC or Zoomcar, (ii) neither the Sponsor nor any of Zoomcar’s current stockholders purchase IOAC public shares in the open market, (iii) no IOAC warrants, (iv) all Zoomcar warrants are exercised, and (v) Ananda Trust does not purchase IOAC shares in the open market between the date of the Ananda Trust Subscription Agreement and the close of business on the third trading day prior to the Extraordinary General Meeting of IOAC’s shareholders called in connection with the Business Combination.

	Scenario 1 Assuming No Redemptions		Scenario 2 Assuming 25% Redemptions		Scenario 3 Assuming 50% Redemptions
Pro Forma Ownership	Shares	Percent	Shares	Percent	Shares	Percent
IOAC Public Shares	3,050,335	4.9%	2,814,677	4.6%	2,579,020	4.2%
IOAC Sponsor Shares	9,010,000	14.5%	9,010,000	14.6%	9,010,000	14.6%
Cantor and CCM	100,000	0.2%	100,000	0.2%	100,000	0.2%
Ananda Trust	1,000,000	1.6%	1,000,000	1.6%	1,000,000	1.6%
Zoomcar Private Financing Investors	6,633,412	10.7%	6,633,412	10.7%	6,633,412	10.8%
New Zoomcar shares issued in Business Combination	42,228,705	68.1%	42,228,705	68.3%	42,228,705	68.6%
Total shares outstanding	62,022,452	100.0%	61,786,795	100.0	61,551,137	100.0

	Scenario 4 Assuming 75% Redemptions		Scenario 5 Maximum Redemptions
Pro Forma Ownership	Shares	Percent	Shares	Percent
IOAC Public Shares	2,343,362	3.8%	2,107,705	3.5%
IOAC Sponsor Shares	9,010,000	14.7%	9,010,000	14.8%
Cantor and CCM	100,000	0.2%	100,000	0.2%
Ananda Trust	1,000,000	1.6%	1,000,000	1.6%
Zoomcar Private Financing Investors	6,633,412	10.8%	6,633,412	10.9%
New Zoomcar shares issued in Business Combination	42,228,705	68.9%	42,228,705	69.1%
Total shares outstanding	61,315,479	100.0	61,079,822	100.0

If the Business Combination is completed notwithstanding redemptions, New Zoomcar will have fewer public shares outstanding and fewer public stockholders. With fewer public shares and public stockholders, the trading market for New Zoomcar common stock may be less liquid than the market for IOAC’s public shares was prior to the Business Combination and New Zoomcar may not be able to meet the listing standards for Nasdaq. In addition, with fewer funds available from the Trust Account, the working capital infusion from the trust account into Zoomcar’s business will be reduced. See “Risk Factors” for more details.

Q:	HOW DOES THE SPONSOR INTEND TO VOTE ON THE PROPOSALS?
A:

The Sponsor owns of record and is entitled to vote an aggregate of approximately 74.9% of the outstanding IOAC ordinary shares. The Sponsor has agreed, among other things, to (i) vote all ordinary shares of IOAC held by the Sponsor at any meeting of the shareholders of IOAC in favor of the approval and adoption of the Merger Agreement and the Business Combination; and (ii) not to redeem or transfer any of the shares held by the Sponsor, or deposit into a voting trust or enter into a voting agreement in a manner inconsistent with the Sponsor Support Agreement. See also “Certain Relationships and Related Party Transactions — Sponsor Support Agreement.”

Q:	WHAT CONSTITUTES A QUORUM AT THE EXTRAORDINARY GENERAL MEETING?
A:

The holders of one-third of the issued and outstanding IOAC ordinary shares entitled to vote at the Extraordinary General Meeting must be present, in person or virtually or represented by proxy, or if a corporation or other non-natural person, by its duly authorized representative or proxy at the Extraordinary General Meeting to constitute a quorum and in order to conduct business at the Extraordinary General Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The Sponsor, which currently owns approximately 74.9% of the issued and outstanding IOAC ordinary shares, will count towards this quorum. In the absence of a quorum, the chairman of the Extraordinary General Meeting has power to adjourn the Extraordinary General Meeting. As of the record date for the Extraordinary General Meeting, in addition to the shares held by the Sponsor, holders of no additional IOAC ordinary shares would need to be present to achieve a quorum.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE EXTRAORDINARY GENERAL MEETING?
A:	The NTA Proposal:

The approval of the NTA Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares who, being present in person (including virtually) or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. The NTA Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the NTA Proposal will have no effect, even if approved by IOAC’s shareholders. Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to vote shares representing approximately 74.9% of the aggregate voting power of the IOAC ordinary shares in favor of the NTA Proposal. In addition to the shares held by the Sponsor, no additional shares would need to be voted in favor of the NTA Proposal for it to be approved.

The Domestication Proposal:

The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares who, being present in person (including virtually) or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. The Domestication Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Domestication Proposal will have no effect, even if approved by IOAC’s shareholders. Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to vote shares representing approximately 74.9% of the aggregate voting power of the IOAC ordinary shares in favor of the Domestication Proposal. In addition to the shares held by the Sponsor, no additional shares would need to be voted in favor of the Domestication Proposal for it to be approved.

The Business Combination Proposal:

The approval of the Business Combination Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person (including virtually) or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. IOAC shareholders must approve the Business Combination Proposal in order for the Business Combination to occur. If IOAC shareholders fail to approve the Business Combination Proposal, the Business Combination will not occur. Pursuant to the Sponsor Support Agreement and as further discussed in the section entitled “The Merger Agreement — Related Agreements — Sponsor Support Agreement,” the Sponsor, has agreed to vote shares representing approximately 74.9% of the aggregate voting power of the IOAC ordinary shares in favor of the Business Combination Proposal. In addition to the shares held by the Sponsor, no additional shares would need to be voted in favor of the Business Combination Proposal for it to be approved.

The Organizational Documents Proposal:

The approval of the Organizational Documents Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares who, being present in person (including virtually) or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General

Meeting. The Organizational Documents Proposal is conditioned on the approval of the Domestication Proposal, and, therefore, also conditioned on approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal or the Domestication Proposal is not approved, the Organizational Documents Proposal will have no effect, even if approved by IOAC’s shareholders. Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to vote shares representing approximately 74.9% of the aggregate voting power of the IOAC ordinary shares in favor of the Organizational Documents Proposal. In addition to the shares held by the Sponsor, no additional shares would need to be voted in favor of the Organizational Documents Proposal for it to be approved.

The Advisory Charter Proposals:

The approval of any of the Advisory Charter Proposals require an ordinary resolution under Cayman Islands law but is not required by Cayman Islands law or Delaware law separate and apart from the Organizational Documents Proposal, but pursuant to SEC guidance, IOAC is required to submit these provisions to its shareholders separately for approval as an ordinary resolution. However, the shareholder votes regarding these proposals are advisory votes, and are not binding on IOAC or the IOAC Board (separate and apart from the approval of the Organizational Documents Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Proposals (separate and apart from approval of the Organizational Documents Proposal). Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to vote shares representing approximately 74.9% of the aggregate voting power of the IOAC ordinary shares in favor of the Advisory Charter Proposals. In addition to the shares held by the Sponsor, no additional shares would need to be voted in favor of the Advisory Charter Proposals for them to be approved.

The Nasdaq Proposal:

The approval of the Nasdaq Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person (including virtually) or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. The Nasdaq Proposal is conditioned on the approval of the Organizational Documents Proposal, and, therefore, also conditioned on approval of the Domestication Proposal and the Business Combination Proposal. Therefore, if any of the Domestication Proposal, the Business Combination Proposal or the Organizational Documents Proposal are not approved, the Nasdaq Proposal will have no effect, even if approved by IOAC’s shareholders. Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to vote shares representing approximately 74.9% of the aggregate voting power of the IOAC ordinary shares in favor of the Nasdaq Proposal. In addition to the shares held by the Sponsor, no additional shares would need to be voted in favor of the Nasdaq Proposal for it to be approved.

The Incentive Plan Proposal:

The approval of the Incentive Plan Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person (including virtually) or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. The Incentive Plan Proposal is conditioned on the approval of the Nasdaq Proposal and, therefore, also conditioned on the approval of the Domestication Proposal, the Business Combination Proposal, and the Organizational Documents Proposals. Therefore, if any of those proposals are not approved, the Incentive Plan Proposal will have no effect, even if approved by IOAC’s shareholders. Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to vote shares representing approximately 74.9% of the aggregate voting power of the IOAC ordinary shares in favor of the Incentive Plan Proposal. In addition to the shares held by the Sponsor, no additional shares would need to be voted in favor of the Incentive Plan Proposal for it to be approved.

The Director Proposal:

The approval of the Director Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person (including virtually) or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. The Director Proposal is conditioned on the approval of the Business Combination Proposal, the Domestication Proposal, and the Organizational Documents Proposals. Therefore, if any of those proposals are not approved, the Director Proposal will have no effect, even if approved by IOAC’s shareholders. Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to vote shares representing approximately 74.9% of the aggregate voting power of the IOAC ordinary shares in favor of the Director Proposal. In addition to the shares held by the Sponsor, no additional shares would need to be voted in favor of the Director Proposal for it to be approved.

The Adjournment Proposal:

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person (including virtually) or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. The Adjournment Proposal is not conditioned upon any other Proposal. Assuming that all of the shares held by the Sponsor and IOAC’s directors and executive officers are voted in favor of the Adjournment Proposal, no additional shares would need to be voted in favor of the Adjournment Proposal for it to be approved.

Q:	DO ANY OF IOAC’S SPONSOR, DIRECTORS OR OFFICERS HAVE INTERESTS IN THE BUSINESS COMBINATION THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF IOAC SHAREHOLDERS?
A:

IOAC’s Sponsor, executive officers and directors may have interests in the Business Combination that may be different from, or in addition to, the interests of IOAC’s shareholders generally. The IOAC Board and the members of the Special Committee were aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Merger Agreement and in recommending that the Merger Agreement and the transactions contemplated thereby be approved by the shareholders of IOAC. These interests include, among other things:

●	If IOAC does not consummate a business combination by July 29, 2023 (unless such date is extended in accordance with the Existing Organizational Documents), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the founder shares, all of which are held by the Sponsor, would be worthless because following the redemption of the public shares IOAC would likely have few, if any, net assets and because the holders of our founder shares have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the founder shares if we fail to complete a Business Combination within the required period.
●	The Sponsor purchased the founder shares prior to our initial public offering for an aggregate purchase price of $25,000, or approximately $0.003 per share. The Sponsor currently holds 8,050,000 founder shares. Such shares, if unrestricted and freely tradable, would have had aggregate market value of $ based upon the closing price of $ per public share on Nasdaq on , 2023, the record date. Given such shares will be subject to lock-up restrictions, we believe such shares have less value. Such shares will become worthless if IOAC does not complete a business combination by July 29, 2023 (or such later date as approved by IOAC’s shareholders).
●	The Sponsor purchased 960,000 Private Placement Shares for an aggregate purchase price of $9,600,000, or $10.00 per share. Such shares, if unrestricted and freely tradable, would have had aggregate market value of $ based upon the closing price of $ per public share on Nasdaq on , 2023, the record date. Given such shares will be subject to lock-up restrictions, we believe such shares have less value. Such shares will become worthless if IOAC does not complete a business combination by July 29, 2023 (or such later date as approved by IOAC’s shareholders).
●	Following the Closing, the Sponsor (or an affiliate of the Sponsor) would be entitled to the repayment of any outstanding working capital loans and advances that have been made to IOAC. On September 7, 2022, IOAC issued, with IOAC Board approval, an unsecured promissory note (the “September 2022 Note”), in the amount of up to $500,000 to Ananda Trust, an affiliate of the Sponsor and of Mohan Ananda and Elaine Price, Chief Executive Officer and Chief Financial Officer of IOAC, respectively. The September 2022 Note bears no interest, and the principal balance is payable on the date of the consummation of IOAC’s initial business combination. On or before the maturity date, Ananda Trust has the option to convert all or any portion of the principal outstanding under the September 2022 Note into Class A ordinary shares of IOAC at a conversion price of $10.00 per share. The terms of such shares, if any, would be identical to the terms of the Private Placement Shares. On January 3, 2023, IOAC issued, with IOAC Board approval, an unsecured promissory note (the “January 2023 Note”), in the amount of up to $500,000 to Ananda Trust. The January 2023 Note bears no interest, and it is non-convertible. The principal balance is payable on the date of the consummation of IOAC’s initial business combination. On May 10, 2023, IOAC issued, with IOAC Board approval, an unsecured promissory note (the “May 2023 Note”), in the amount of up to $500,000 to the Sponsor. The May 2023 Note bears no interest, and it is non-convertible. The principal balance is payable on the date of the consummation of IOAC’s initial business combination. As of June 20, 2023, there was

$1,400,000 of working capital loans outstanding, including $500,000 under the September 2022 Note. $500,000 under the January 2023 Note and $400,000 under the May 2023 Note. If IOAC fails to complete an initial business combination by July 29, 2023, IOAC may use a portion of the working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account can be used to repay the working capital loans. If the Business Combination or another initial business combination is not consummated, the September 2022 Note and the January 2023 Note may not be repaid to Ananda Trust, in whole or in part, and the May 2023 Note may not be repaid to the Sponsor, in whole or in part.
●	On January 19, 2023, IOAC issued an unsecured promissory note (the “Extension Note”) to the Sponsor. As of March 31, 2023, $495,000 was outstanding under the Extension Note. If the Business Combination or another initial business combination is not consummated, the Extension Note may not be repaid to Sponsor, in whole or in part.
●	The Sponsor and IOAC’s officers and directors will lose their entire equity investment, an aggregate of $9,625,000, comprised of the $25,000 purchase price for the founder shares and the $9,600,000 purchase price for the Private Placement Shares, in IOAC if an initial business combination is not completed by July 29, 2023 (or such later date as approved by IOAC’s shareholders).
●	The Sponsor and IOAC’s officers and directors can earn a positive rate of return on their investment, even if other IOAC shareholders experience a negative rate of return in the post-business combination company.
●	Ananda Trust, an affiliate of (i) the Sponsor, (ii) Mohan Ananda, the Chief Executive Officer of IOAC and (iii) Elaine Price, the Chief Financial Officer of IOAC, entered into the Ananda Trust Subscription Agreement to subscribe for 1,000,000 newly issued shares of New Zoomcar common stock at a purchase price of $10.00 per share, contingent upon the Closing. Furthermore, simultaneously with the signing of the Merger Agreement, Ananda Trust completed the Ananda Trust Investment in an aggregate amount of $10,000,000, in exchange for the Ananda Trust Note. Ananda Trust’s payment obligations under the Ananda Trust Subscription Agreement will be offset against the repayment obligations of Zoomcar under the Ananda Trust Note upon the Closing. If the Business Combination does not close by the one-year anniversary of the Ananda Trust Investment, the Ananda Trust Note would be converted into shares of Zoomcar. Other than the Ananda Trust Investment, none of the Sponsor or IOAC’s officers or directors have any financial interest in Zoomcar.
●	Mohan Ananda, Chairman and Chief Executive Officer of IOAC, may be deemed to have or share beneficial ownership of the founder shares and Private Placement Shares held directly by the Sponsor by virtue of his role as manager of the Sponsor.
●	IOAC’s existing directors and officers will be eligible for continued indemnification and continued coverage under IOAC’s directors’ and officers’ liability insurance for a period of six years after the Business Combination.
●	The Sponsor (including its representatives and affiliates) and certain of IOAC’s officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present business combination opportunities to such entity. Accordingly, if any of its officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. IOAC does not believe, however, that any fiduciary duties or contractual obligations of its officers had any impact on its search for a potential business combination. IOAC’s Existing Organizational Documents provide that IOAC renounces its interest in any corporate opportunity offered to any director or officer to the fullest extent permitted by applicable law. IOAC is not aware of any such corporate opportunities not being offered to it, nor does IOAC believe that the limitation of the application of the corporate opportunity doctrine in IOAC’s Existing Organizational Documents had any impact on its search for a potential business combination.
●	In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to IOAC if and to the extent any claims by a vendor for services rendered or products sold to IOAC, or a prospective target business with which IOAC has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriter of IOAC’s initial public offering against certain liabilities, including liabilities under the Securities Act.

●	Following consummation of the Business Combination, the Sponsor, IOAC’s officers and directors and their respective affiliates would be entitled to reimbursement for certain reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by IOAC from time to time, made by the Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. As of March 31, 2023, an aggregate amount of approximately $1,495,000 had been incurred or accrued in respect of such reimbursement obligations, comprised of $1,000,000 of working capital loans outstanding, and $495,000 outstanding under the Extension Note. IOAC expects additional amounts not to exceed $495,000 (representing up to three additional equal installments of $165,000 per monthly extension) to be accrued under the Extension Note prior to Closing. However, if IOAC fails to consummate a business combination within the required period, the Sponsor and IOAC’s officers and directors and their respective affiliates will not have any claim against the Trust Account for reimbursement. There have been no material out-of-pocket expenses subject to reimbursement to date and IOAC does not anticipate any such expenses prior to Closing.
●	Up to an aggregate amount of $1,500,000 of any amounts outstanding under any working capital loans made by the Sponsor or any of its affiliates to IOAC may be converted into IOAC ordinary shares at a price of $10.00 per share at the option of the lender.
●	Under the terms of the Amended and Restated Registration Rights Agreement, New Zoomcar will grant holders of IOAC founder shares certain customary demand, shelf and piggyback registration rights with respect to their shares of New Zoomcar common stock.
Q:	WHAT DO I NEED TO DO NOW?
A:

After carefully reading and considering the information contained in this joint proxy statement/consent solicitation statement/prospectus, please submit your proxies as soon as possible so that your shares will be represented at the Extraordinary General Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by your broker, bank or other nominee if your shares are held in the name of your broker, bank or other nominee.

Q:	HOW DO I VOTE?
A:	If you are a shareholder of record of IOAC as of , 2023 (the “record date”) you may submit your proxy before the Extraordinary General Meeting in any of the following ways, if available:
●	use the toll-free number shown on your proxy card;
●	visit the website shown on your proxy card to vote via the internet; or
●	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If you are a shareholder of record of IOAC as of the record date, you may also cast your vote at the Extraordinary General Meeting.

If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. “Street name” shareholders who wish to vote at the Extraordinary General Meeting will need to obtain a proxy form from their broker, bank or other nominee.

Q:	WHEN AND WHERE IS THE EXTRAORDINARY GENERAL MEETING?
A:

The Extraordinary General Meeting will be held on           , 2023, at            local time at the offices of McDermott Will & Emery LLP, located at Vanderbilt Ave, New York, New York 10017, or such other date, time, and place to which such meeting may be adjourned. You may attend the Extraordinary General Meeting and vote your shares electronically during the Extraordinary General Meeting via live webcast by visiting           . You will need the meeting control number that is printed on your proxy card to enter the Extraordinary General Meeting. All IOAC shareholders as of the record date, or their duly appointed proxies, may attend the Extraordinary General Meeting.

Q:	IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?
A:

If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to IOAC or by voting at the Extraordinary General Meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. In addition to such legal proxy, if you plan to attend the Extraordinary General Meeting, but are not a shareholder of record because you hold your shares in “street name,” please have evidence of your beneficial ownership of your shares (e.g., a copy of a recent brokerage statement showing the shares) and valid photo identification with you at the Extraordinary General Meeting.

Under the rules of Nasdaq, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that Nasdaq determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all of the Proposals are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular Proposal for which the broker does not have discretionary voting power.

If you are an IOAC shareholder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on the Domestication Proposal, the Business Combination Proposal, the Organizational Documents Proposal, the Advisory Charter Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, the Director Proposal or the Adjournment Proposal. Such abstentions and broker non-votes will have no effect on the vote count for any of the proposals.

Q:	WHAT IF I ATTEND THE EXTRAORDINARY GENERAL MEETING AND ABSTAIN OR DO NOT VOTE?
A:	For purposes of the Extraordinary General Meeting, an abstention occurs when a shareholder attends the meeting and does not vote or returns a proxy with an “abstain” vote.

If you are an IOAC shareholder that attends the Extraordinary General Meeting and fails to vote on the Domestication Proposal, the Business Combination Proposal, the Organizational Documents Proposal, the Advisory Charter Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, the Director Proposal or the Adjournment Proposal, or if you respond to such proposals with an “abstain” vote, your failure to vote or “abstain” vote in each case will have no effect on the vote count for such proposals.

Q:	WHAT WILL HAPPEN IF I RETURN MY PROXY CARD WITHOUT INDICATING HOW TO VOTE?
A:

If you sign and return your proxy card without indicating how to vote on any particular Proposal, the IOAC shares represented by your proxy will be voted as recommended by the IOAC Board with respect to such Proposal.

Q:	MAY I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY OR VOTING INSTRUCTION CARD?
A:	Yes. You may change your vote at any time before your proxy is voted at the Extraordinary General Meeting. You may do this in one of three ways:
●	filing a notice with IOAC or its proxy solicitor;
●	mailing a new, subsequently dated proxy card; or
●	by attending the Extraordinary General Meeting and electing to vote your shares.

If you are a shareholder of record of IOAC and you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or your new proxy to Innovative International Acquisition Corp., 24681 La Plaza, Suite 300, Dana Point, CA 92629, and it must be received at any time before the vote is taken at the Extraordinary General Meeting. Any proxy that you submitted may also be revoked by submitting a new proxy by mail, or online or by telephone, not later than 5:00 p.m. Eastern

time on           , 2023, or by voting at the Extraordinary General Meeting. Simply attending the Extraordinary General Meeting will not revoke your proxy. If you have instructed a broker, bank or other nominee to vote your IOAC ordinary shares, you must follow the directions you receive from your broker, bank or other nominee in order to change or revoke your vote.

Q:	WHAT HAPPENS IF I FAIL TO TAKE ANY ACTION WITH RESPECT TO THE EXTRAORDINARY GENERAL MEETING?
A:

If you fail to take any action with respect to the Extraordinary General Meeting and the Business Combination is approved by shareholders and consummated, you will become a stockholder and/or warrant holder of New Zoomcar. Failure to take any action with respect to the Extraordinary General Meeting will not affect your ability to exercise your redemption rights. If you fail to take any action with respect to the Extraordinary General Meeting and the Business Combination is not consummated, you will continue to be a shareholder of IOAC while IOAC searches for another target business with which to complete a business combination.

Q:	WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?
A:

Shareholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/consent solicitation statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered under more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.

Q:	WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE PROXY MATERIALS OR VOTING?
A:

If you have questions about the Proposals or if you need additional copies of the joint proxy statement/consent solicitation statement/prospectus or the enclosed proxy card you should contact IOAC’s proxy solicitor at:

Morrow Sodali LLC

470 West Avenue

Stamford CT 06902

Individuals call toll-free (800) 662-5200

Banks and brokers call (203) 658-9400

Email: IOAC.info@investor.morrowsodali.com

To obtain timely delivery, IOAC’s shareholders must request the materials no later than five business days prior to the Extraordinary General Meeting.

You may also obtain additional information about IOAC from documents filed with the SEC by following the instructions in the section entitled “Additional Information.”

If you intend to seek redemption of your public shares, you will need to send a letter demanding redemption and deliver your shares (either physically or electronically) to the Transfer Agent at least two business days prior to the Extraordinary General Meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?” If you have questions regarding the certification of your position or delivery of your shares, please contact:

American Stock Transfer & Trust Company, LLC

6201 15th Ave Ste 3K

Brooklyn, New York 11219

Tel.: +1 (800) 937-5449

SUMMARY OF THE JOINT PROXY STATEMENT/CONSENT SOLICITATION
STATEMENT/PROSPECTUS

This summary highlights selected information from this joint proxy statement/consent solicitation statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the Extraordinary General Meeting, including the Merger, you should read this joint proxy statement/consent solicitation statement/prospectus, including the annexes and other documents referred to herein, carefully and in their entirety. The Merger Agreement is the legal document that governs the Merger and the other transactions that will be undertaken in connection with the Merger. The Merger Agreement is also described in detail in this joint proxy statement/consent solicitation statement/prospectus in the section entitled “Proposal No. 3 — The Business Combination Proposal — The Merger Agreement.”

The Parties to the Business Combination

Innovative International Acquisition Corp. (“IOAC”)

Innovative International Acquisition Corp. is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

On October 29, 2021, IOAC completed its initial public offering of 23,000,000 units (including 3,000,000 units offered in connection with the full exercise of underwriter’s over-allotment options), with each unit consisting of one Class A ordinary share and one-half of one warrant to purchase one Class A ordinary share at a price of $11.50 per share. Simultaneously with the closing of the IPO and the over-allotment option, IOAC consummated the private placement of an aggregate of 1,060,000 Private Placement Shares to the Sponsor, Cantor and CCM at a purchase price of $10.00 per private placement share. A total of $234,600,000 of the net proceeds of the sale of the units in the initial public offering, over-allotment, and the sale of the Private Placement Shares in the private placement, was initially placed in a trust account for the benefit of the purchasers of the units in IOAC’s initial public offering.

Since the completion of the IPO, IOAC’s activity has been limited to the evaluation of business combination candidates.

On January 19, 2023, IOAC’s shareholders approved the Extension Amendment, extending the date by which IOAC must consummate its initial business combination from January 29, 2023 to July 29, 2023 (or such earlier date as determined by the IOAC Board). If IOAC’s initial business combination is not consummated by July 29, 2023, then IOAC’s existence will terminate, and IOAC will distribute amounts in the Trust Account as provided in the Existing Organizational Documents. In connection with the Extension Amendment, IOAC shareholders holding 19,949,665 public shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $206.5 million (approximately $10.35 per public share redeemed) was removed from the Trust Account to pay such holders and approximately $33.1 million remains in the Trust Account as of March 31, 2023. In connection with the Extension Amendment, on January 19, 2023, IOAC issued a promissory note (the “Extension Note”) in the aggregate principal amount of up to $990,000 (the “Extension Funds”) to the Sponsor, pursuant to which the Sponsor agreed to provide IOAC with equal installments of the Extension Funds, or $165,000, to be deposited into the Trust Account for each month in which the date by which IOAC must consummate its initial business combination is extended, from January 29, 2023 until July 29, 2023.

The Existing Organizational Documents provide for the return of the proceeds of IOAC’s initial public offering held in the trust account to the holders of public shares if there is no qualifying business combination(s) consummated on or before a certain date (in IOAC’s case, July 29, 2023 or such later date as may be approved by IOAC’s shareholders). IOAC intends to consummate the Business Combination as soon as practicable and will not use the full amount of time through July 29, 2023, or such later date as may be approved by IOAC’s shareholders, to consummate the Business Combination unless necessary.

IOAC’s units, ordinary shares, and warrants are listed on Nasdaq under the symbols “IOACU,” “IOAC,” and “IOACW,” respectively.

IOAC’s principal executive office is located at 24681 La Plaza Ste 300, Dana Point, CA 92629, and its telephone is (805) 907-0597.

Innovative International Merger Sub, Inc. (“Merger Sub”)

Merger Sub is a Delaware corporation and a wholly-owned subsidiary of IOAC. Merger Sub does not own any material assets or operate any business. After the consummation of the Business Combination, Merger Sub will cease to exist because it will have merged with and into Zoomcar in the Merger.

Zoomcar, Inc. (“Zoomcar”)

Zoomcar is a leading emerging-market-focused peer-to-peer car sharing marketplace, with approximately 21,000 vehicles registered through its platform. Zoomcar was founded in 2012 and is headquartered in Bangalore, India. Zoomcar’s marketplace is 100% asset-light; all vehicles available through the platform are provided by third-party “Hosts” who are able to earn money by sharing their vehicles for use by “Guests” who book rentals on the platform. Since Zoomcar’s inception, approximately 7 million bookings have been completed on its platform. This platform-based, peer-to-peer business model, through which revenues are allocated between Zoomcar and vehicle hosts, is broadly similar to disruptive business models being employed in the hospitality, real estate and other industries to facilitate cost-effective, efficient and user-friendly ways to connect people and resources to solve problems.

Zoomcar’s principal executive office is located at Anjaneya Techno Park, No.147, 1st Floor, Kodihalli, Bangalore, India 560008, and its telephone is +91 99454-8382.

The Merger Agreement

The terms and conditions of the Business Combination are contained in the Merger Agreement, in the form attached to this joint proxy statement/consent solicitation statement/prospectus as Annex A. IOAC encourages you to read the Merger Agreement carefully, as it is the legal document that governs the Business Combination. For more information on the Merger Agreement, see the section entitled “The Merger Agreement.”

Organizational Structure

The following diagrams illustrate the ownership structure of IOAC and Zoomcar as of the date of this joint proxy statement/consent solicitation statement/prospectus.

Zoomcar

The following diagram illustrates the ownership structure of New Zoomcar immediately following consummation of the Business Combination, assuming that no IOAC shareholders exercise Redemption Rights.

*	At the Closing, IOAC will change its name to “Zoomcar Holdings, Inc.” and adopt Nasdaq ticker symbols “ZCAR” and “ZCARW” for its common stock and warrants to purchase common stock, respectively.

Ownership of Zoomcar

As of the record date, there are           shares of Zoomcar common stock issued and outstanding and           shares of Zoomcar preferred stock issued and outstanding.

Ananda Trust Financing and Equity Commitments

Simultaneously with the execution of the Merger Agreement, on October 13, 2022, Ananda Trust entered into the Ananda Trust Subscription Agreement to subscribe for 1,000,000 newly issued shares of New Zoomcar common stock at a purchase price of $10.00 per share, contingent upon the Closing. Furthermore, simultaneously with the signing of the Merger Agreement, Ananda Trust completed the Ananda Trust Investment, in exchange for the Ananda Trust Note. At the Closing, Zoomcar’s repayment obligations under the Ananda Trust Note will be offset against Ananda Trust’s payment obligations under the Ananda Trust Subscription Agreement and Ananda Trust will receive newly issued shares of New Zoomcar common stock in accordance with the terms of the Ananda Trust Subscription Agreement.

The Ananda Trust Subscription Agreement includes registration rights obligations on the part of IOAC and is conditioned on the concurrent Closing and other customary closing conditions. Among other things, Ananda Trust will not have any right, title, interest or claim of any kind in or to any monies in the Trust Account, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom). In the event that the Business Combination is not consummated, the Ananda Trust Note issued by Zoomcar in consideration of the Ananda Trust Investment will be exchanged for a new convertible promissory note issued by Zoomcar, and such note will be convertible upon the consummation of a subsequent financing of Zoomcar in which Zoomcar raises an aggregate of at least $5 million, and the Ananda Trust Subscription Agreement will terminate automatically.

For more information regarding the Ananda Trust Subscription Investment, see the section entitled “The Merger Agreement — Related Agreements — Ananda Trust Subscription Agreement.” See also the Ananda Trust Subscription Agreement attached to this joint proxy statement/consent solicitation statement/prospectus as Annex F, as the same may be amended, modified, supplemented or waived from time to time in accordance with its terms.

For more information regarding the Ananda Trust Subscription Investment, see the section entitled “The Merger Agreement — Related Agreements — Ananda Trust Note.”

Private Financing

Between March and May 2023, Zoomcar consummated closings of transactions qualifying as “Private Financing Transactions” under the Merger Agreement (collectively, the “Zoomcar 2023 Private Financing Transactions”), involving the issuance by Zoomcar of securities consisting of Zoomcar Convertible Notes in an aggregate principal amount of approximately $16.77 million as well as Zoomcar Warrants exercisable for Zoomcar common stock with an aggregate exercise price equal to the principal amount of each Zoomcar Convertible Note and a per-share exercise price equal to the conversion price of the Zoomcar Convertible Notes. Additionally, Zoomcar agreed to issue Zoomcar Warrants to Aegis Capital Corp., the placement agent for the financing, exercisable for 10% of the capital stock issuable upon conversion of the Zoomcar Convertible Notes and Zoomcar Warrants issued to the investors in the financing. For more information regarding the securities issued in the financing, see the section entitled “Description of Securities — Warrants — Zoomcar Warrants.”

IOAC Extraordinary General Meeting and the Proposals

The Extraordinary General Meeting will be held on          , 2023, at          , Eastern Time, in virtual format. For the purposes of the Existing Organizational Documents, the physical place of the meeting will be at the offices of McDermott Will & Emery LLP, located at One Vanderbilt Avenue, New York, New York 10017. You or your proxyholder will be able to attend and vote at the Extraordinary General Meeting by visiting           and using the control number that is printed on your proxy card. To register and receive access to the virtual meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the accompanying joint proxy statement/consent solicitation statement/prospectus.

At the Extraordinary General Meeting, IOAC’s shareholders will be asked to approve the Domestication Proposal, the Business Combination Proposal, the Organizational Documents Proposal, the Advisory Charter Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, the Director Proposal and the Adjournment Proposal (if necessary).

The IOAC Board has fixed the close of business on          , 2023 as the record date for determining the holders of IOAC ordinary shares entitled to receive notice of and to vote at the Extraordinary General Meeting. As of the record date, there were 12,160,335 IOAC ordinary shares outstanding and entitled to vote at the Extraordinary General Meeting. Each IOAC ordinary share entitles the holder to one vote at the Extraordinary General Meeting on each proposal to be considered at the Extraordinary General Meeting. As of the record date, the Sponsor and IOAC’s directors and officers and their affiliates owned and were entitled to vote 9,010,000 IOAC ordinary shares, representing approximately 74.9% of the IOAC ordinary shares outstanding on that date. IOAC currently expects that the Sponsor and its directors and officers will vote their shares in favor of the Proposals and, pursuant to the Insider Letter and the Sponsor Support Agreement, the Sponsor and directors and officers have agreed to do so. As of the record date, Zoomcar did not beneficially hold any IOAC ordinary shares.

The holders of one-third of the issued and outstanding IOAC ordinary shares entitled to vote at the Extraordinary General Meeting must be present, in person or virtually or represented by proxy or if a corporation or other non-natural person, by its duly authorized representative or proxy, at the Extraordinary General Meeting to constitute a quorum and in order to conduct business at the Extraordinary General Meeting.

Approval of the Business Combination Proposal, the Advisory Charter Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, the Director Proposal and the Adjournment Proposal (if necessary) each requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. Approval of the NTA Proposal, the Domestication Proposal and the Organizational Documents Proposal each requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the ordinary shares who, being present and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting.

The Business Combination is conditioned upon the approval of the Domestication Proposal, the Business Combination Proposal, the Organizational Documents Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Director Proposal, subject to the terms of the Merger Agreement. The Business Combination is not conditioned on the Advisory Charter Proposals or the Adjournment Proposal. If the Business Combination Proposal is not approved, the other Proposals (except the Adjournment Proposal) will not be presented to the shareholders for a vote.

Recommendation to IOAC’s Shareholders

The IOAC Board, based in part on the unanimous recommendation of the Special Committee, has determined that the Business Combination Proposal is in the best interests of IOAC and its shareholders, has approved IOAC’s entry into the Merger Agreement and the transactions contemplated thereby, and determined unanimously that each of the Proposals is fair to and in the best interests of IOAC and its shareholders and recommends that shareholders vote “FOR” the Domestication Proposal and “FOR” the Business Combination Proposal. The IOAC Board also recommends that shareholders vote “FOR” the NTA Proposal, “FOR” the Organizational Documents Proposal, “FOR” each of the Advisory Charter Proposals, “FOR” the Nasdaq Proposal, “FOR” for the Incentive Plan Proposal, “FOR” the Director Proposal and “FOR” the Adjournment Proposal if presented to the Extraordinary General Meeting.

After careful consideration, the IOAC Board determined unanimously that each of the Proposals is fair to and in the best interests of IOAC and its shareholders. The IOAC Board has approved and declared advisable and unanimously recommends that you vote or give instructions to vote “FOR” each of these Proposals.

For a description of various factors considered by the IOAC Board in reaching its decision to recommend in favor of voting for each of the Proposals to be presented at the Extraordinary General Meeting of IOAC’s shareholders, see the sections herein regarding each of the Proposals.

The IOAC Board’s Reasons for Approval of the Business Combination

The IOAC Board, in evaluating the Business Combination, consulted with IOAC management and its financial, legal and other advisors. In reaching its unanimous resolution (i) that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Domestication, are advisable and in the best interests of IOAC and (ii) to recommend that the IOAC shareholders adopt the Merger Agreement and approve the Merger and the other transactions contemplated by the Merger Agreement, the IOAC Board considered the unanimous recommendation of the Special Committee and a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the IOAC Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The IOAC Board viewed its decision as being based on all of the information available and the factors presented to and considered by the IOAC Board, respectively. In addition, individual directors may have given different weight to different factors. For more information, see the section entitled “The Merger Agreement — Recommendation of the Special Committee and IOAC Board and Reasons for Approval of the Business Combination.” This explanation of IOAC’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

The IOAC Board also gave consideration to certain risks related to the Business Combination, which are described in this joint proxy statement/consent solicitation statement/prospectus under the caption “Risk Factors.”

Certain Regulatory Approvals

The parties agreed to use their respective reasonable best efforts to promptly file all notices, reports and other documents required to be filed by such party with any governmental authority with respect to the Business Combination and the Domestication, and to submit promptly any additional information requested by any such governmental authority. The parties agreed to use their respective reasonable best efforts to promptly obtain all authorizations, approvals, clearances, consents, actions or non-actions of any governmental authority in connection with the applicable filings, applications or notifications. Each party will promptly inform the other parties of any material communication between itself or its representatives and any governmental authority regarding the Business Combination. If a party or any of its affiliates receives any request for supplemental information or documentary material from any governmental authority with respect to the Business Combination, then the party, to the extent necessary and advisable, shall provide a reasonable response to such request as promptly as reasonably practicable.

Conditions to Closing

The Closing is subject to certain customary conditions, including, among other things, the following mutual conditions of the parties (unless waived): (i) approval of the shareholders of IOAC and the stockholders of Zoomcar; (ii) approvals of any required governmental authorities and completion of any antitrust expiration periods; (iii) obtaining all consents required by any governmental authority or from third parties; (iv) no law or order preventing the Business Combination; (v) IOAC having net tangible assets of at least $5,000,001 upon the Closing, after giving effect to redemptions (vi) consummation of the Domestication; (vii) reconstitution of the post-Closing board of directors as contemplated under the Merger Agreement; and (viii) this Registration Statement having been declared effective by the SEC. The parties expect to waive condition (v) set forth above.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of IOAC and Zoomcar; (ii) by either party in the case that any of the conditions to the Closing have not been satisfied or waived by the earlier of (x) six months from the date of execution of the Merger Agreement or (y) January 29, 2023 (the “Outside Date”), provided that, notwithstanding anything therein to the contrary, if IOAC obtains the approval of its shareholders for the Prescribed Extension (as defined in the Merger Agreement), then the Outside Date, automatically and without action on the part of any party, shall be extended for an additional period ending on the last date then in effect for IOAC to consummate its Business Combination during the Prescribed Extension Period; (iii) by either IOAC or Zoomcar if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Business Combination, and such order or other action has become final and non-appealable (and so long as the terminating party’s failure to comply with any provision of the Merger Agreement has not been a substantial cause of, or substantially resulted in, such action by such governmental authority); (iv) by either IOAC or Zoomcar in the event of the other party’s uncured breach, if such breach would result in the failure of a closing condition (and so long as the terminating party is not also in breach under the Merger Agreement); (v) by either IOAC or Zoomcar if the shareholders of IOAC do not approve the Merger Agreement and the Business Combination at an extraordinary general meeting held by IOAC; and (vi) by either IOAC or Zoomcar if (a) Zoomcar holds a general meeting or special meeting of stockholders, as applicable, to approve the Merger Agreement and the Business Combination or (b)Zoomcar solicits the written consent of the stockholders in lieu of a meeting of stockholders, and the 60th day following the first date on which a consent in response to such solicitation was delivered to Zoomcar has passed, and such approval is not obtained.

Date, Time and Place of Extraordinary General Meeting of IOAC’s Shareholders

The Extraordinary General Meeting will be held on           , 2023, at           , Eastern Time, at the offices of McDermott Will & Emery LLP, located at One Vanderbilt Avenue, New York, New York 10017, or such other date, time, and place to which such meeting may be adjourned. You may attend the Extraordinary General Meeting and vote your shares electronically during the Extraordinary General Meeting via live webcast by visiting           . You will need the meeting control number that is printed on your proxy card to enter the Extraordinary General Meeting.

Voting Power; Record Date

IOAC has fixed the close of business on           , 2023 as the “record date” for determining IOAC shareholders entitled to notice of and to attend and vote at the Extraordinary General Meeting. As of the close of business on the record date, there were 12,160,335 IOAC ordinary shares, consisting of (i) 4,110,335 Class A ordinary shares and (ii) 8,050,000 Class B ordinary shares, outstanding and entitled to vote. Each IOAC ordinary share is entitled to one vote per share at the Extraordinary General Meeting. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly voted.

Quorum and Vote of IOAC Shareholders

A quorum of IOAC shareholders is necessary to hold a valid meeting of shareholders. The presence, in person or by proxy, or if a corporation or other non-natural person, by its duly authorized representative or proxy, of the holders of one-third of the outstanding ordinary shares entitled to vote constitutes a quorum.

The approval of each of the Business Combination Proposal, the Advisory Charter Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, the Director Proposal and the Adjournment Proposal, respectively, requires an ordinary resolution, being the affirmative vote of a majority of the votes cast by IOAC’s shareholders present in person (including virtually) or represented by proxy at the Extraordinary General Meeting and entitled to vote on such matter (and absent shareholders, shareholders who are present but do not vote, blanks and abstentions are not counted).

The approval of each of the NTA Proposal, the Domestication Proposal and the Organizational Documents Proposal requires a special resolution, being the affirmative vote of a majority of at least two-thirds of the votes cast by IOAC’s shareholders present in person (including virtually) or represented by proxy at the Extraordinary General Meeting and entitled to vote on such matter (and absent shareholders, shareholders who are present but do not vote, blanks and abstentions are not counted).

Of the 12,160,335 IOAC ordinary shares outstanding and entitled to vote, approximately 74.9% are owned and entitled to be voted by the Sponsor and IOAC’s directors and executive officers and their affiliates. IOAC’s Sponsor has agreed to vote any IOAC ordinary shares held by it holds in favor of the transactions contemplated by the Merger Agreement. In addition to the shares held by the Sponsor, no additional shares would need to be voted in favor of each of the NTA Proposal, the Domestication Proposal, the Business Combination Proposal, the Advisory Charter Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, the Director Proposal and the Adjournment Proposal, in order for the proposed transaction to be approved.

Redemption Rights

Public shareholders may seek to redeem the public shares that they hold, regardless of whether they vote for the Business Combination, against the Business Combination or do not vote in relation to the Business Combination. Any public shareholder may request redemption of their public shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to IOAC to pay its taxes, divided by the number of then issued and outstanding public shares. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, the holder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 15% or more of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

IOAC’s initial shareholders will not have redemption rights with respect to any ordinary shares owned by them, directly or indirectly.

IOAC shareholders will be entitled to receive cash for any public shares to be redeemed only if such holders:

(i)	hold (a) public shares or (b) units and elect to separate such units into the underlying public shares and warrants prior to exercising such redemption rights with respect to the public shares; and
(ii)	prior to 5:00 p.m., Eastern Time, on , 2023, (a) submit a written request to the transfer agent that IOAC redeem such public shares for cash and (b) deliver share certificates for such public shares (if any) to the transfer agent, physically or electronically through DTC.

Any request to redeem public shares, once made, may be withdrawn at any time, with IOAC’s consent, until the closing of the Business Combination. If IOAC receives valid redemption requests from holders of public shares prior to the redemption deadline, IOAC may, at its sole discretion, following the redemption deadline and until the date of Closing, seek and permit withdrawals by one or more of such holders of their redemption requests. IOAC may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account, including where IOAC otherwise would not satisfy the Minimum Cash Condition. If a holder of public shares delivered its public shares for redemption to the transfer agent and decides within the required timeframe not to exercise its redemption rights, it may request that the transfer agent return the shares (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this joint proxy statement/consent solicitation statement/prospectus.

If the Business Combination is not approved or completed for any reason, then IOAC’s public shareholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, IOAC will promptly return any shares previously delivered by public holders.

If a public shareholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own those public shares. You will be entitled to receive cash for your public shares only if (a) you properly exercise your right to redeem the public shares that you will hold upon the Domestication, no later than the close of the vote on the Business Combination Proposal, and deliver your ordinary shares (either physically or electronically) to the transfer agent, prior to 5:00 p.m., Eastern Time, on       , 2023, and (b) the Business Combination is consummated.

In order for public shareholders to exercise their redemption rights in respect of the Business Combination, public shareholders must properly exercise their right to redeem the public shares that you will hold upon the Domestication no later than the close of the vote on the Business Combination Proposal and deliver their ordinary shares (either physically or electronically) to the transfer agent, prior to 5:00 p.m., Eastern Time on        , 2023. Therefore, the exercise of redemption rights occurs prior to the Domestication. For the purposes of Article 49.5 of the Existing Organizational Documents of IOAC and Cayman Islands law, the exercise of redemption rights shall be treated as an election to have such public shares repurchased for cash and references in this joint proxy statement/consent solicitation statement/prospectus shall be interpreted accordingly. Immediately following the Domestication and the consummation of the Business Combination, public shareholders who properly exercised their redemption rights in respect of their public shares shall be paid.

IOAC Appraisal Rights and Dissenters’ Rights

IOAC’s shareholders will not have appraisal rights or dissenters’ rights under Cayman Islands law or otherwise in connection with the Business Combination Proposal or the other Proposals.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. IOAC has engaged Morrow Sodali LLC to assist in the solicitation of proxies. If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Extraordinary General

Meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “The Extraordinary General Meeting — Revoking Your Proxy.”

Interests of IOAC’s Sponsor, Directors and Officers in the Business Combination

In considering the recommendation of the IOAC Board to vote in favor of approval of the Domestication Proposal, the Business Combination Proposal, the Organizational Documents Proposal and the other Proposals, shareholders should keep in mind that the Sponsor and certain members of the IOAC Board and the Sponsor, including its directors and officers, have interests in such Proposals that are different from, or in addition to, those of IOAC’s shareholders generally. In particular:

●	If IOAC does not consummate a business combination by July 29, 2023 (unless such date is extended in accordance with the Existing Organizational Documents), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the founder shares, all of which are held by the Sponsor, would be worthless because following the redemption of the public shares IOAC would likely have few, if any, net assets and because the holders of our founder shares have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the founder shares if we fail to complete a Business Combination within the required period.
●	The Sponsor purchased the founder shares prior to our initial public offering for an aggregate purchase price of $25,000, or approximately $0.003 per share. The Sponsor currently holds 8,050,000 founder shares. Such shares, if unrestricted and freely tradable, would have had aggregate market value of $ based upon the closing price of $ per public share on Nasdaq on , 2023, the record date. Given such shares will be subject to lock-up restrictions, we believe such shares have less value. Such shares will become worthless if IOAC does not complete a business combination by July 29, 2023 (or such later date as approved by IOAC’s shareholders).
●	The Sponsor purchased 960,000 Private Placement Shares for an aggregate purchase price of $9,600,000, or $10.00 per share. Such shares, if unrestricted and freely tradable, would have had aggregate market value of $ based upon the closing price of $ per public share on Nasdaq on , 2023, the record date. Given such shares will be subject to lock-up restrictions, we believe such shares have less value. Such shares will become worthless if IOAC does not complete a business combination by July 29, 2023 (or such later date as approved by IOAC’s shareholders).
●	Following the Closing, the Sponsor (or an affiliate of the Sponsor) would be entitled to the repayment of any outstanding working capital loans and advances that have been made to IOAC. On September 7, 2022, IOAC issued, with IOAC Board approval, an unsecured promissory note (the “September 2022 Note”), in the amount of up to $500,000 to Ananda Trust, an affiliate of the Sponsor and of Mohan Ananda and Elaine Price, Chief Executive Officer and Chief Financial Officer of IOAC, respectively. The September 2022 Note bears no interest, and the principal balance is payable on the date of the consummation of IOAC’s initial business combination. On or before the maturity date, Ananda Trust has the option to convert all or any portion of the principal outstanding under the September 2022 Note into Class A ordinary shares of IOAC at a conversion price of $10.00 per share. The terms of such shares, if any, would be identical to the terms of the Private Placement Shares. On January 3, 2023, IOAC issued, with IOAC Board approval, an unsecured promissory note (the “January 2023 Note”), in the amount of up to $500,000 to Ananda Trust. The January 2023 Note bears no interest, and it is non-convertible. The principal balance is payable on the date of the consummation of IOAC’s initial business combination On May 10, 2023, IOAC issued, with IOAC Board approval, an unsecured promissory note (the “May 2023 Note”), in the amount of up to $500,000 to the Sponsor. The May 2023 Note bears no interest, and it is non-convertible. The principal balance is payable on the date of the consummation of IOAC’s initial business combination. As of June 20, 2023, there was $1,400,000 of working capital loans outstanding, including $500,000 under the September 2022 Note. $500,000 under the January 2023 Note and $400,000 under the May 2023 Note. If IOAC fails to complete an initial business combination by July 29, 2023, IOAC may use a portion of the working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account can be used to repay the working capital loans. If the Business Combination or another initial business combination is not consummated, the September 2022 Note and the January 2023 Note may not be repaid to Ananda Trust, in whole or in part, and the May 2023 Note may not be repaid to the Sponsor, in whole or in part.

●	On January 19, 2023, IOAC issued an unsecured promissory note (the “Extension Note”) to the Sponsor. As of March 31, 2023, $495,000 was outstanding under the Extension Note. If the Business Combination or another initial business combination is not consummated, the Extension Note may not be repaid to Sponsor, in whole or in part.
●	The Sponsor and IOAC’s officers and directors will lose their entire equity investment, an aggregate of $9,625,000, comprised of the $25,000 purchase price for the founder shares and the $9,600,000 purchase price for the Private Placement Shares, in IOAC if an initial business combination is not completed by July 29, 2023 (or such later date as approved by IOAC’s shareholders).
●	The Sponsor and IOAC’s officers and directors can earn a positive rate of return on their investment, even if other IOAC shareholders experience a negative rate of return in the post-business combination company.
●	Ananda Trust, an affiliate of the Sponsor, and of Mohan Ananda and Elaine Price, the Chief Executive Officer and Chief Financial Officer of IOAC, respectively, entered into the Ananda Trust Subscription Agreement to subscribe for 1,000,000 newly issued shares of New Zoomcar common stock at a purchase price of $10.00 per share, contingent upon the Closing. Furthermore, simultaneously with the signing of the Merger Agreement, Ananda Trust completed the Ananda Trust Investment, in exchange for the Ananda Trust Note. Ananda Trust’s payment obligations under the Ananda Trust Subscription Agreement will be offset against the repayment obligations of Zoomcar under the Ananda Trust Note upon the Closing. If the Business Combination does not close by the one-year anniversary of the Ananda Trust Investment, the Ananda Trust Note would be converted into shares of Zoomcar. Other than the Ananda Trust Investment, none of the Sponsor or IOAC’s officers or directors have any financial interest in Zoomcar.
●	Mohan Ananda, Chairman and Chief Executive Officer of IOAC, may be deemed to have or share beneficial ownership of the founder shares and Private Placement Shares held directly by the Sponsor by virtue of his role as manager of the Sponsor.
●	IOAC’s existing directors and officers will be eligible for continued indemnification and continued coverage under IOAC’s directors’ and officers’ liability insurance for a period of six years after the Business Combination.
●	The Sponsor (including its representatives and affiliates) and certain of IOAC’s officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present business combination opportunities to such entity. Accordingly, if any of its officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. IOAC does not believe, however, that any fiduciary duties or contractual obligations of its officers had any impact on its search for a potential business combination. IOAC’s Existing Organizational Documents provide that IOAC renounces its interest in any corporate opportunity offered to any director or officer to the fullest extent permitted by applicable law. IOAC is not aware of any such corporate opportunities not being offered to it, nor does IOAC believe that the limitation of the application of the corporate opportunity doctrine in IOAC’s Existing Organizational Documents had any impact on its search for a potential business combination.
●	In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to IOAC if and to the extent any claims by a vendor for services rendered or products sold to IOAC, or a prospective target business with which IOAC has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriter of IOAC’s initial public offering against certain liabilities, including liabilities under the Securities Act.
●	Following consummation of the Business Combination, the Sponsor, IOAC’s officers and directors and their respective affiliates would be entitled to reimbursement for certain reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by IOAC from time to time, made by the Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. As of March 31, 2023, an aggregate amount of approximately $1,495,000 had been incurred or accrued in respect of such reimbursement obligations, comprised of $1,000,000 of working capital loans outstanding, and $495,000 outstanding under the Extension Note. IOAC expects additional amounts not to exceed $495,000 (representing up to three additional equal installments of $165,000 per monthly extension) to be accrued under the Extension Note prior to Closing. However, if IOAC fails to consummate a business combination within the required period, the Sponsor and IOAC’s officers and directors and their respective affiliates will not have any claim against the Trust Account for reimbursement. There have been no material out-of-pocket expenses subject to reimbursement to date and IOAC does not anticipate any such expenses prior to Closing.
●	Up to an aggregate amount of $1,500,000 of any amounts outstanding under any working capital loans made by the Sponsor or any of its affiliates to IOAC may be converted into IOAC ordinary shares at a price of $10.00 per share at the option of the lender.
●	Under the terms of the Amended and Restated Registration Rights Agreement, New Zoomcar will grant holders of IOAC founder shares certain customary demand, shelf and piggyback registration rights with respect to their shares of New Zoomcar common stock.

Interests of Zoomcar’s Directors and Officers in the Business Combination

When Zoomcar Security Holders and other interested persons consider the recommendation of Zoomcar’s board of directors in favor of approval of the Business Combination, such persons should keep in mind that the directors and executive officers of Zoomcar may have interests in the Business Combination and other proposals that may be different from, or in addition to, those of Zoomcar Security Holders generally. These interests include, among other things:

●	that Greg Moran, Uri Levine, David Ishag, Graham Gullans and Evelyn’ D’An are expected to serve as members of the board of directors of New Zoomcar after consummation of the Business Combination and, in their capacity as such, shall become entitled to any cash fees, stock options or stock awards that the New Zoomcar Board determines to pay its directors.
●	that Greg Moran, the current Chief Executive Officer of Zoomcar, Geiv Dubash, the current Chief Financial Officer of Zoomcar, and Hiroshi Nishijima, the current Chief Operating Officer of Zoomcar, are expected to serve as officers of New Zoomcar in the same respective role they currently hold with regard to Zoomcar.
●	that certain of Zoomcar’s executive officers intend to enter into employment arrangements that are expected to become effective in connection with the Business Combination as further described in the section entitled “Executive Compensation of Zoomcar — Employment Agreements with Our Named Executive Officers” of this joint proxy statement/consent solicitation statement/prospectus.
●	that, upon consummation of the Business Combination, and subject to approval of the Incentive Plan Proposal, Zoomcar’s executive officers are expected to receive grants of stock options and restricted stock units under the Incentive Plan from time to time.

Certain Other Benefits in the Business Combination

In addition to the interests of IOAC’s and Zoomcar’s directors and officers in the Business Combination, shareholders should be aware that Cantor and CCM have financial interests that are different from, or in addition to, the interests of our shareholders.

Cantor was an underwriter in IOAC’s IPO. Upon consummation of the Business Combination, Cantor is entitled to a deferred underwriting commission of $12,100,000. Cantor agreed to waive (pursuant to the Underwriting Agreement and for no further consideration) its rights to the deferred underwriting commission held in the Trust Account in the event IOAC does not complete an initial business combination by July 29, 2023 (or such later date as approved by IOAC’s shareholders). Accordingly, if the Business Combination or any other initial business combination, is not consummated by July 29, 2023 (or such later date as approved by IOAC’s shareholders) and IOAC is therefore required to be liquidated, Cantor will not receive any of the deferred underwriting commission and such funds will be returned to IOAC’s public shareholders upon its liquidation.

The aggregate amount of fees that will be payable to Cantor that are contingent on completion of an initial business combination is $12,100,000, the amount of the deferred underwriting commission payable to Cantor as the underwriter of the IPO.

Cantor therefore has an interest in IOAC completing a business combination that will result in the payment of such deferred underwriting commission. In considering the approval of the Business Combination, the IOAC shareholders should consider the roles of Cantor in light of the deferred underwriting commission Cantor is entitled to receive if a business combination is consummated by July 29, 2023 (or such later date as approved by IOAC’s shareholders) and the other benefits that Cantor would retain upon IOAC’s consummation of a business combination.

Additionally, Cantor and CCM purchased an aggregate of 100,000 Private Placement Shares, at a price of $10.00 per share ($1,000,000 in the aggregate) in a private placement that closed simultaneously with the closing of the IPO. Of those 100,000 Private Placement Shares, CCM purchased 30,000 shares and Cantor purchased 70,000 shares. Such shares, if unrestricted and freely tradable, would have had aggregate market value of $          based upon the closing price of $          per public share on Nasdaq on          , 2023, the record date. Given such shares will be subject to lock-up restrictions, we believe such shares have less value. However, such shares will become worthless if IOAC does not complete a business combination by July 29, 2023 (or such later date as approved by IOAC’s shareholders).

Additionally, CCM, an affiliate of a passive member of the Sponsor, will be entitled to receive the following compensation upon the Closing:

●	Pursuant to an engagement letter, dated March 12, 2021, by and between IOAC and CCM, CCM is entitled to a deferred fee from the IPO of $3,630,000, which is payable only upon the completion of a business combination. Accordingly, if the Business Combination or any other initial business combination, is not consummated by July 29, 2023 (or such later date as approved by IOAC’s shareholders) and IOAC is therefore required to be liquidated, CCM will not receive such fee.
●	Pursuant to an engagement letter, dated as of July 18, 2022 (the “Zoomcar-CCM Engagement Letter”), by and between Zoomcar and CCM, CCM is entitled to the following compensation upon the Closing (collectively, the “CCM Zoomcar Fees”):
1)	A cash fee of 1.25% of the pre-money equity value of Zoomcar immediately prior to the Closing (which, pursuant to Zoomcar’s pre-money equity value of $350,000,000, would have a value of $4,375,000);
2)	A fee, payable in equity, of 1.25% of the maximum amount of any earnout or contingent payments payable by IOAC in the Business Combination (which, assuming a value of $10 per Earnout Share, would have a value of $2,500,000); and
3)	A cash fee of 4% of the gross proceeds received by Zoomcar from investors in a private placement.

In addition, in connection with the Extension Amendment, on January 19, 2023, the Sponsor issued promissory notes to affiliates of CCM, in the aggregate amount of $495,000. As of March 31, 2023, an aggregate of $247,500 has been drawn down on the promissory notes and deposited into the Trust Account to cover the first monthly extension. If the Business Combination or another initial business combination is not consummated, the promissory notes may not be repaid, in whole or in part.

Deferred Underwriting Fees

$12.1 million of the underwriting fee was deferred and conditioned upon completion of a business combination. The following table illustrates the effective deferred underwriting fee on a percentage basis for public shares in the no redemption, 25% redemption, 50% redemption, 75% redemption and maximum redemption scenarios and is based on the following assumptions: (i) there are no other issuances of equity interests of IOAC or Zoomcar, (ii) neither the Sponsor nor any of Zoomcar’s current stockholders purchase IOAC public shares in the open market, (iii) no IOAC warrants are exercised, (iv) all Zoomcar warrants are exercised, and (v) Ananda Trust does not purchase IOAC shares in the open market between the date of the Ananda Trust Subscription Agreement and the close of business on the third trading day prior to the Extraordinary General Meeting of IOAC’s shareholders called in connection with the Business Combination.

	Scenario 1 Assuming No Redemptions	Scenario 2 Assuming 25% Redemptions	Scenario 3 Assuming 50% Redemptions	Scenario 4 Assuming 75% Redemptions	Scenario 5 Maximum Redemptions
Unredeemed public shares	3,050,335	2,814,677	2,579,020	2,343,362	2,107,705
Trust proceeds to New Zoomcar(1)	$33,058,050	$30,504,108	$27,950,165	$25,396,223	$22,842,281
Deferred underwriting commission	$12,100,000	$12,100,000	$12,100,000	$12,100,000	$12,100,000
Value per Share	36.60%	39.67%	43.29%	47.64%	52.97%
(1)	Calculated based on the pro rata portion of the funds held in the Trust Account as of March 31, 2023.

Stock Exchange Listing

We expect to list the shares of New Zoomcar common stock and warrants to purchase shares of common stock on Nasdaq under the proposed symbols “ZCAR” and “ZCARW,” respectively.

Comparison of Corporate Governance and Shareholder Rights

Following the consummation of the Business Combination, the rights of IOAC shareholders who become New Zoomcar stockholders in the Business Combination will no longer be governed by the Existing Organizational Documents and instead will be governed by the Proposed Charter and the Proposed Bylaws of New Zoomcar. See “Proposal No. 2 — The Domestication Proposal — Comparison of Corporate Governance and Shareholders.”

U.S. Federal Income Tax Considerations

For a discussion summarizing the material U.S. federal income tax considerations of the Domestication and exercise of redemption rights, please see “Proposal No. 3 — The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to IOAC Shareholders” and “Proposal No. 3 — The Business Combination Proposal — Material U.S. Federal Income Tax Consequences to Redemption — Tax Consequences to U.S. Holders that Elect to Have Their Ordinary Shares Converted for Cash.”

Expected Accounting Treatment

The Business Combination represents a reverse merger and will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with accounting principles generally accepted in the United States of America. Under this method of accounting, IOAC will be treated as the acquired company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Zoomcar issuing shares for the net assets of IOAC, accompanied by a recapitalization. The net assets of Zoomcar will be recognized at historical cost (which is expected to be consistent with carrying value), with no goodwill or other intangible assets recorded. This determination is primarily based on Zoomcar stockholders comprising a relative majority of the voting power of New Zoomcar and having the ability to nominate a majority of the members of the Board of New Zoomcar, and Zoomcar’s existing senior management comprising the senior management of New Zoomcar. Accordingly, for accounting purposes, the financial statements of New Zoomcar will represent a continuation of the financial statements of Zoomcar with the Business Combination being treated as the equivalent of Zoomcar issuing stock for the net assets of IOAC, accompanied by a recapitalization. The net assets of IOAC will be stated at historical costs, with no goodwill or other intangible assets recorded. Operations prior to the Merger will be presented as those of Zoomcar in future reports of New Zoomcar.

There will be no accounting effect or change in the carrying amount of the assets and liabilities of IOAC as a result of the Domestication. The business, capitalization and liabilities of IOAC immediately following the Domestication will be the same as those of IOAC immediately prior to the Domestication. There will also not be any accounting impact regarding the change in par value in the shares of IOAC as a result of the Domestication.

Regulatory Matters

The Domestication, the Merger and the other transactions contemplated by the Merger Agreement are not subject to any additional U.S. federal or state regulatory requirements or approvals, or any regulatory requirements or approvals under the laws of the Cayman Islands, except for the registration by the Registrar of Companies in the Cayman Islands of the required documents related to the Domestication.

Emerging Growth Company

IOAC is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. IOAC has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, IOAC, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of IOAC’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Risk Factors

In evaluating the proposals to be presented at the Extraordinary General Meeting, a shareholder should carefully read this joint proxy statement/consent solicitation statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

Summary of Risk Factors

You should carefully consider all of the risks described below, together with the other information contained in this joint proxy statement/consent solicitation statement/prospectus, before voting on the Proposals. For purposes of the below summary of risk factors, “we” and “our” refers to Zoomcar or New Zoomcar, as the context may require. Such risks include, but are not limited to:

●	we have recently transitioned to our current peer-to-peer car sharing business model, as a consequence of which it is difficult to predict our future operating results or compare our performance to historical results;
●	we have a history of operating losses and negative cash flow and we anticipate that we will need to raise additional funds to finance operations;
●	our operating and financial forecasts are subject to various known and unknown contingencies and factors outside of our control and may not prove accurate, and we may not achieve results consistent with management’s expectations;
●	various factors, some of which are outside of our control, which may adversely affect our business operations, our competitive standing, and the market price of our common stock;
●	the market for online platforms for peer-to-peer car sharing is relatively new, competitive, and rapidly evolving;

●	we will require additional capital to support the growth of our business, which may not be available on terms acceptable to us, or at all;
●	while we have taken significant steps to build and improve our brand and reputation, failure to maintain or enhance our brand and reputation will cause our business to suffer;
●	cybersecurity breaches or infringement of our intellectual property could negatively impact our business;
●	our business depends on attracting and retaining capable management, technology development and operating personnel;
●	we are in the process of remediating identified material weaknesses in our internal controls and if we fail to remediate these weaknesses or otherwise fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies;
●	geographic areas in which Zoomcar operates and plans to operate in the future have been and may continue to be subject to political and economic instability, and certain laws and regulations in the jurisdictions where Zoomcar operates are currently evolving;
●	we may incur liability for the activities of Hosts or Guests;
●	our management team has limited experience managing a public company;
●	following the Closing, New Zoomcar will incur significant increased expenses and administrative burdens as a public company;
●	if we fail to comply with the listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for our securities;
●	IOAC currently is, and New Zoomcar will be, an “emerging growth company” within the meaning of the Securities Act, and, if New Zoomcar takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors;
●	we are subject to risks related to effectuating the Domestication including potentially adverse tax consequences;
●	the consummation of the Business Combination is subject to a number of conditions, and if those conditions are not satisfied or waived, the Business Combination may not be completed;
●	the value of the founder shares and the Private Placement Shares following completion of the Business Combination is likely to be substantially higher than the price paid for them;
●	some of the Zoomcar and IOAC officers and directors may have conflicts of interest that may influence them to approve the Business Combination without regard to your interests;
●	if permitted Financing Transactions are not identified by IOAC or such Financing Transactions, if identified, fail to close and sufficient shareholders exercise their redemption rights in connection with the Business Combination, IOAC may lack sufficient funds to consummate the Business Combination;
●	a portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future;
●	subsequent to the completion of the Business Combination, New Zoomcar may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment;

●	IOAC’s public shareholders will experience dilution due to the issuance to existing Zoomcar equity holders of securities entitling them to a significant voting stake in New Zoomcar;
●	IOAC may be unable to continue as a going concern if it does not consummate an initial business combination by July 29, 2023 (unless extended by IOAC’s shareholders);
●	Zoomcar’s stockholders cannot be certain of the value of the merger consideration they will receive until the Closing of the Business Combination;
●	because there are no current plans to pay cash dividends on New Zoomcar’s common stock for the foreseeable future, you may not receive any return on investment unless you sell your IOAC shares or New Zoomcar common stock at a price greater than what you paid for it;
●	IOAC and Zoomcar will incur substantial transaction fees and costs in connection with the Business Combination and the integration of their businesses;
●	IOAC and Zoomcar may be materially adversely affected by negative publicity;
●	New Zoomcar’s business and operations could be negatively affected if it becomes subject to any securities litigation or shareholder activism;
●	in connection with the Business Combination, the Sponsor, and IOAC’s directors, executive officers, advisors and their affiliates may elect to purchase public shares from public shareholders, which may reduce the public “float” of our ordinary shares;
●	the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by IOAC shareholders may be less than $10.20 per share; and
●	if, after we distribute the proceeds in the Trust Account to our public shareholders, we file a bankruptcy or winding-up petition or an involuntary or winding-up bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds.

SELECTED HISTORICAL CONDENSED FINANCIAL INFORMATION OF IOAC

The following table shows selected historical financial information of IOAC for the periods ended and as of the dates indicated. The selected historical statements of operations data of IOAC for the year ended December 31, 2022, and the historical balance sheet data as of December 31, 2022, are derived from IOAC’s audited financial statements included elsewhere in this joint proxy statement/consent solicitation statement/prospectus. The selected historical condensed consolidated statements of operations data of IOAC for the three months ended March 31, 2023 and 2022, and the condensed consolidated balance sheet data as of March 31, 2023 are derived from IOAC’s unaudited condensed consolidated financial statements included elsewhere in this joint proxy statement/consent solicitation statement/ prospectus. The following table should be read in conjunction with “IOAC Management’s Discussion and Analysis of Financial Condition and Results of Operations” and IOAC’s historical financial statements and the notes and schedules related thereto, included elsewhere in this joint proxy statement/consent solicitation statement/prospectus.

	For the three	For the three	For the year
	months ended	months ended	ended
	March 31, 2023	March 31, 2022	December 31, 2022
Statement of Operations Data:
Net loss	$(58,851)	$(2,763,995)	$(4,625,808)
Basic and diluted net loss per share – redeemable ordinary shares	$(0.00)	$(0.09)	$(0.14)
Basic and diluted net loss per share – non-redeemable ordinary shares	$(0.00)	$(0.09)	$(0.14)
Statement of Cash Flow Data:
Net cash used in operating activities	$(460,162)	$(188,114)	$(1,469,198)
Net cash provided by investing activities	$205,984,033	$—	$—
Net cash used in financing activities	$(205,484,033)	$—	$500,000

SELECTED HISTORICAL FINANCIAL INFORMATION OF ZOOMCAR

The following tables show selected historical financial data of Zoomcar for the periods ended and as of the dates indicated. The selected historical statements of operations data of Zoomcar for the years ended March 31, 2023 and 2022 and the historical balance sheet data as of March 31, 2023 and 2022 are derived from Zoomcar’s audited financial statements included elsewhere in this joint proxy statement/consent solicitation statement/prospectus.

The financial information contained in this section relates to Zoomcar, prior to and without giving pro forma effect to the impact of the Merger and, as a result, the results reflected in this section may not be indicative of the results of the post-combination company going forward. For more information regarding such financial information, see “Summary Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this joint proxy statement/consent solicitation statement/prospectus.

Additionally, the following selected historical consolidated financial information should be read together with the consolidated financial statements and accompanying notes and “Zoomcar Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this joint proxy statement/consent solicitation statement/prospectus. The selected historical financial information in this section is not intended to replace Zoomcar’s consolidated financial statements and the related notes. Zoomcar’s historical results are not necessarily indicative of the results that may be expected in the future.

	Year ended March 31,
Statement of Operations Data:	2023	2022
Net revenue	8,826,206	12,797,041
Costs and expenses
Cost of revenue	20,675,611	25,282,282
Technology and development	5,176,391	4,233,860
Sales and marketing	6,734,205	9,326,356
General and administrative	12,695,839	10,533,993
Total costs and expenses	45,282,046	49,376,491
(Loss) income from operations	(36,455,840)	(36,579,450)
Finance costs	27,570,752	3,351,077
Finance costs to related parties	—	110,714
Gain on troubled debt restructuring	64,844	(7,374,206)
Other income, net	(2,043,556)	(1,605,022)
Other income from related parties	(15,804)	(16,860)
(Loss) income before provision for income taxes	(62,032,076)	(31,045,152)
Provision for income taxes	—	—
Net (loss) income	(62,032,076)	(31,045,152)

Per share information attributable to Zoomcar:
Net loss per share:
Basic and diluted	$(3.65)	$(1.84)
Weighted average shares outstanding:
Basic and diluted	16,987,064	16,840,926

	As of March 31,
Balance Sheets Data:	2023	2022
Cash and cash equivalents	3,686,741	26,783,791
Total assets	16,458,331	42,173,575
Total liabilities	68,400,859	36,752,967
Redeemable non controlling interest	25,114,751	25,114,751
Mezzanine equity:
Preferred stock, $0.0001 par value (refer note 17(a))	168,974,437	168,974,437
Total stockholders’ deficit	(246,031,716)	(188,668,581)

	Year ended March 31,
Statements of Cash Flows Data:	2023	2022
Net cash (used in) provided by operating activities	(36,269,517)	(31,655,048)
Net cash generated from investing activities	3,904,131	2,591,230
Net cash provided by (used in) financing activities	9,586,814	26,832,929
Effects of exchange rate changes on cash and cash	(318,478)	(47,368)
Net increase (decrease) in cash and cash equivalents	(22,778,572)	(2,230,887)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial data (the “Summary Pro Forma Information”) gives effect to the transactions contemplated by the Merger Agreement (the “Business Combination”). The Business Combination represents a reverse merger and will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, although IOAC will acquire all of the outstanding equity interests of Zoomcar in the Business Combination, IOAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be reflected as the equivalent of Zoomcar issuing shares for the net assets of IOAC, followed by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of Zoomcar. There will be no accounting effect or change in the carrying amount of the assets and liabilities as a result of the Domestication. The summary unaudited pro forma condensed combined balance sheet as of March 31, 2023 gives effect to the Business Combination as if it had occurred on March 31, 2023. The summary unaudited pro forma condensed combined statement of operations for the year ended March 31, 2023 gives effect to the Business Combination as if it had occurred on April 1, 2022.

The Summary Pro Forma Information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information included in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this joint proxy statement/consent solicitation statement/prospectus and the accompanying notes thereto. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of IOAC and Zoomcar for the applicable periods included in this joint proxy statement/consent solicitation statement/prospectus. The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what IOAC’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of IOAC following the reverse recapitalization.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to potential redemption into cash of outstanding public shares of IOAC.

●	Assuming No Redemptions: This presentation assumes that there are no further IOAC public shares redeemed in connection with the proposed Business Combination, subsequent to the redemption of public shares on January 19, 2023. As all of IOAC’s insiders waived their redemption rights, only redemptions by public shareholders are considered for purposes of this presentation. This scenario assumes that the condition to Closing contained in the Merger Agreement, waivable by Zoomcar, that, at the Closing, IOAC has cash or cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of Redemptions and payment of IOAC and Zoomcar’s transaction expenses) of at least equal to fifty million dollars ($50,000,000) is waived by Zoomcar (if unsatisfied at the Closing). The contractual Minimum Cash Condition has not, as of the date of this joint proxy statement/consent solicitation statement/prospectus, been waived by Zoomcar, in its sole discretion in accordance with the terms of the Merger Agreement, because of the parties’ expectation that, prior to the Closing, IOAC will enter into one or more financing transactions permitted by the terms of the Merger Agreement (though no such transactions have, as of the date hereof, yet been identified, committed or consummated) which will enable the condition to be satisfied as of the Closing; provided, that if Minimum Cash Condition is not satisfied by IOAC and Zoomcar does not agree, prior to closing, to amend or waive such condition, the Business Combination will not be consummated.
●	Assuming Maximum Redemptions: In addition to the assumptions described in the “No Redemptions” scenario, including the assumption that the Minimum Cash Condition has been waived by Zoomcar, in its sole discretion (if unsatisfied at Closing), this scenario assumes that 942,630 public shares are redeemed upon consummation of the Business Combination for aggregate redemption payments of $10,215,769, assuming a redemption price of $10.84 per share upon consummation of the Business Combination, which represents the maximum number of IOAC public shares that could be redeemed in connection with the Closing of the Business Combination while still enabling the parties to satisfy expected transaction expenses (estimated by parties as of the date of this joint proxy statement/consent solicitation statement/prospectus) from the proceeds remaining in the Trust Account following satisfaction of redemptions by public shareholders. The “Maximum Redemption” scenario also reflects the assumption that (i) the Existing Organizational Documents are amended, pursuant to the NTA Proposal (and assuming approval thereof by the IOAC shareholders and adoption by IOAC of the related amendment to the Existing Organizational Documents) such that, at the Closing, the Existing Organizational Documents, as amended, will not include the requirement that IOAC maintain a minimum net tangible asset value of at least $5,000,001 following satisfaction of redemptions and (ii) the condition to Closing contained in the Merger Agreement, waivable by Zoomcar and IOAC, that upon the Closing, (after giving effect to the completion and payment of

Redemptions), the IOAC shall have net tangible assets of at least $5,000,001 (the “NTA Condition”) is waived by Zoomcar and IOAC (if unsatisfied at the Closing). If the NTA Proposal is not approved or the NTA Condition is not satisfied or waived, IOAC would not be permitted to proceed with the Business Combination unless IOAC has a net tangible assets value of at least $5,000,001.

	Pro Forma Combined
	Assuming	Assuming
	No	Maximum
	Redemptions	Redemptions
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data For the Year Ended March 31, 2023
Net loss	$(104,256,744)	$(104,256,744)
Net loss per share – basic and diluted	$(1.68)	$(1.71)
Weighted average shares outstanding of common stock – basic and diluted	62,022,452	61,079,822
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data As of March 31, 2023
Total assets	$25,529,131	$15,313,362
Total liabilities	$22,853,840	$22,853,840
Total stockholders’ equity (defict)	$2,675,291	$(7,540,478)

COMPARATIVE PER SHARE INFORMATION

The following table sets forth summary historical comparative share information for IOAC and Zoomcar and unaudited pro forma condensed combined per share information of IOAC after giving effect to the Business Combination, presented under the two assumed redemption scenarios as follows:

•

Assuming No Redemptions: This presentation assumes that there are no further IOAC public shares redeemed in connection with the proposed Business Combination, subsequent to the redemption of public shares on January 19, 2023. As all of IOAC’s insiders waived their redemption rights, only redemptions by public shareholders are considered for purposes of this presentation. This scenario assumes that the condition to Closing contained in the Merger Agreement, waivable by Zoomcar, that, at the Closing, IOAC has cash or cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of Redemptions and payment of IOAC and Zoomcar’s transaction expenses) of at least equal to fifty million dollars ($50,000,000) is waived by Zoomcar (if unsatisfied at the Closing)(the “Minimum Cash Condition”). The contractual Minimum Cash Condition has not, as of the date of this joint proxy statement/consent solicitation statement/prospectus, been waived by Zoomcar, in its sole discretion in accordance with the terms of the Merger Agreement, because of the parties’ expectation that, prior to the Closing, IOAC will enter into one or more financing transactions permitted by the terms of the Merger Agreement (though no such transactions have, as of the date hereof, yet been identified, committed or consummated) which will enable the condition to be satisfied as of the Closing; provided, that if Minimum Cash Condition is not satisfied by IOAC and Zoomcar does not agree, prior to closing, to amend or waive such condition, the Business Combination will not be consummated.

●	Assuming Maximum Redemptions: In addition to the assumptions described in the “No Redemptions” scenario, including the assumption that the Minimum Cash Condition has been waived by Zoomcar, in its sole discretion (if unsatisfied at Closing), this scenario assumes that 942,630 public shares are redeemed upon consummation of the Business Combination for aggregate redemption payments of $10,215,769, assuming a redemption price of $10.84 per share upon consummation of the Business Combination, which represents the maximum number of IOAC public shares that could be redeemed in connection with the Closing of the Business Combination while still enabling the parties to satisfy expected transaction expenses (estimated by parties as of the date of this joint proxy statement/consent solicitation statement/prospectus) from the proceeds remaining in the Trust Account following satisfaction of redemptions by public shareholders. The “Maximum Redemption” scenario also reflects the assumption that (i) the Existing Organizational Documents are amended, pursuant to the NTA Proposal (and assuming approval thereof by the IOAC shareholders and adoption by IOAC of the related amendment to the Existing Organizational Documents) such that, at the Closing, the Existing Organizational Documents, as amended, will not include the requirement that IOAC maintain a minimum net tangible asset value of at least $5,000,001 following satisfaction of redemptions and (ii) the condition to Closing contained in the Merger Agreement, waivable by Zoomcar and IOAC, that upon the Closing, (after giving effect to the completion and payment of Redemptions), the IOAC shall have net tangible assets of at least $5,000,001 (the “NTA Condition”) is waived by Zoomcar and IOAC (if unsatisfied at the Closing). If the NTA Proposal is not approved or the NTA Condition is not satisfied or waived, IOAC would not be permitted to proceed with the Business Combination unless IOAC has a net tangible assets value of at least $5,000,001.

The selected unaudited pro forma condensed combined book value information as of March 31, 2023 gives pro forma effect to the Business Combination and the other events as if consummated on March 31, 2023. The selected unaudited pro forma condensed combined net loss per share and weighted average shares outstanding information for the year ended March 31, 2023, gives pro forma effect to the Business Combination and the other events related to the Business Combination, as if consummated on April 1, 2022, the beginning of the earliest period presented.

This information is only a summary and should be read in conjunction with the historical financial statements and accompanying notes of IOAC and Zoomcar included elsewhere in this joint proxy statement/consent solicitation statement/prospectus. The unaudited pro forma condensed combined per share information of IOAC and Zoomcar is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and accompanying notes included elsewhere in this joint proxy statement/consent solicitation statement/prospectus in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The unaudited pro forma condensed combined loss per share information below does not purport to represent the loss per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma condensed combined book value per share information below does not purport to represent what the value of IOAC and Zoomcar would have been had the companies been combined during the periods presented.

IOAC is providing the following comparative per share information to assist you in your analysis of the financial aspects of the Business Combination.

					Zoomcar Equivalent Pro Forma
			Pro Forma Combined		Per Share Data(1)
			Assuming	Assuming	Assuming	Assuming
	IOAC	ZOOMCAR, INC.	No Further	Maximum	No Further	Maximum
	(Historical)	(Historical)	Redemption	Redemption	Redemption	Redemption
As of and For the Year Ended March 31, 2023
Book value per share(2)	$0.74	$(14.48)	$0.04	$(0.12)	$0.00	$(0.00)
Weighted average shares outstanding of redeemable ordinary / common shares	7,905,891
Net income per ordinary / common share, redeemable	$(0.00)
Weighted average shares outstanding of non-redeemable ordinary / common shares	9,110,000	16,991,740	62,022,452	61,079,822
Net income per ordinary / common share, non-redeemable	$(0.00)	$(1.38)	$(1.68)	$(1.71)	$(0.06)	$(0.06)
(1)	The equivalent pro forma basic and diluted per share data is calculated by multiplying the combined pro forma per share data by the Exchange Ratio, which is expected to be 0.0352.
(2)	Denominator in the calculation of the book value per share includes both redeemable ordinary common shares and non-redeemable ordinary common shares outstanding as of March 31, 2023.

TICKER SYMBOL AND DIVIDEND INFORMATION

IOAC

Ticker Symbol and Market Price

IOAC’s units, ordinary shares and warrants are currently listed on NASDAQ under the symbols “IOACU”, “IOAC” and “IOACW,” respectively.

The closing price of the units, ordinary shares and warrants on October 12, 2022, the last trading day before announcement of the execution of the Merger Agreement, was $10.15, $10.15 and $0.03, respectively. As of          , 2023 the record date for the Extraordinary General Meeting, the most recent closing price of the units, ordinary shares and warrants was $         , $          and $         , respectively.

Holders of the units, ordinary shares and warrants should obtain current market quotations for their securities. The market price of IOAC’s securities could vary at any time before the Business Combination.

Holders

On          , 2023, the record date there was           holder of record of IOAC’s units,           holders of record of IOAC’s Class A ordinary shares, one holder of record of IOAC’s Class B ordinary shares and one holder of record of IOAC’s warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, public shares and warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

IOAC has not paid any cash dividends on its ordinary shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon New Zoomcar’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of New Zoomcar’s board of directors at such time. New Zoomcar’s ability to declare dividends may also be limited by restrictive covenants pursuant to any debt financing.

Zoomcar

Historical market price information for Zoomcar’s common stock is not provided because there is no public market for any equity interest of Zoomcar.

RISK FACTORS

Shareholders should carefully consider the following risk factors, together with all of the other information included in this joint proxy statement/consent solicitation statement/prospectus before they decide whether to vote or instruct their vote to be cast to approve the proposals described in this joint proxy statement/consent solicitation statement/prospectus. The following risk factors apply to the business and operations of Zoomcar, Inc. and will also apply to the business and operations of New Zoomcar following the completion of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have an adverse effect on the business, cash flows, financial condition and results of operations of New Zoomcar. You should also carefully consider the following risk factors in addition to the other information included in this joint proxy statement/ consent solicitation statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.” IOAC, Zoomcar or New Zoomcar may face additional risks and uncertainties that are not presently known to them, or that they currently deem immaterial, which may also impair their respective businesses or financial condition. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included herein.

Risks Related to Zoomcar’s Business

Unless the context otherwise requires, any reference in the below sections of this joint proxy statement/consent solicitation statement/prospectus to the “Company,” “we,” “us,” “our,” and “Zoomcar” refers to Zoomcar, Inc. and its consolidated subsidiaries prior to the consummation of the Business Combination, which will be the business of New Zoomcar following the consummation of the Business Combination. Accordingly, the risks described below relating to Zoomcar could also materially and adversely affect New Zoomcar after the consummation of the Business Combination. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and accompanying notes, and other financial information included elsewhere within this joint proxy statement/consent solicitation statement/prospectus. This discussion includes forward-looking information regarding our business, results of operations and cash flows and contractual obligations and arrangements that involve risks, uncertainties and assumptions. Our actual results may differ materially from any future results expressed or implied by such forward-looking statements as a result of various factors, including, but not limited to, those discussed in the sections of this joint proxy statement/consent solicitation statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Statements” and “Zoomcar Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Risks related to our Business and Operations

Our current business model’s limited operating history and financial results make our future results, prospects and the risks we may encounter difficult to predict.

Although Zoomcar commenced operating in 2013, we have recently transitioned from a prior business model to our current business model, consisting of our asset-light online platform for peer-to-peer car sharing. As a result of this transition, certain components of our financial statements have experienced variation, and our operating history may not be indicative of our future growth or financial results. The limited history of our current business model makes predicting our future operating and other results difficult, if not impossible, and there is no assurance that we will be able to grow our revenues in future periods. Our results of operations are impacted by a number of factors, some of which are beyond our control, and we may suffer adverse impacts to our further development as a result of circumstances which include decreasing customer demand, increasing competition, declining growth of the car sharing industry in general, insufficient supply of vehicles on our platform, or changes in government policies or general economic conditions. We will continue to develop and improve the features, functions, technologies and other offerings on our platform to increase our Guest and Host bases and volume of bookings on our platform. However, the execution of our business plan is subject to uncertainty and bookings may not grow at the rate we expect. If our growth rates decline, investors’ perceptions of our business and prospects may be adversely affected and the market price of our common stock could decline.

Potential investors should also consider the risks and uncertainties that a company with a limited history, such as ours, will face in the evolving personal mobility solutions market. In particular, there can be no assurance that we will:

●	successfully execute on our business plan;

●	facilitate sufficient bookings to become profitable in the near-term if at all;
●	attract increasing numbers of Hosts and Guests within our current markets and future potential additional markets;
●	increase penetration within our current markets through continued improvements in vehicle density, platform features and strategic marketing efforts;
●	enable us to successfully execute our business plans;
●	enhance our brand recognition and awareness;
●	acquire new Hosts and Guests by increasing our market penetration with deeper market coverage and a broader geographical reach;
●	develop new platform functionality and features that enhance our ability to retain Guests and Hosts;
●	develop, improve or innovate our proprietary technology that allows for a sustainable competitive advantage;
●	attract, retain, and manage a sufficient staff of management and technology personnel; or
●	respond effectively to competitive pressures.

We have a history of operating losses and negative cash flow, and we anticipate that we will need to raise additional funds to finance operations.

We have a history of operating losses and expect to continue incurring operating losses in the foreseeable future as we continue to develop our current business model and enhance our platform offerings and we will require additional funds to support the growth of our business. Our operations have consumed substantial amounts of cash, and we have incurred operating losses since we began operating in 2013. While our cash consumption has been reduced following our business transition from short-term rental of vehicles owned by or leased to Zoomcar to an online platform for peer-to-peer car sharing, we have consumed significant amounts of cash in effecting such transition in terms of technology and platform innovation, and our cash consumption has varied over time. Our cash needs will depend on numerous factors, including our revenues, upgrade and innovation of our peer-to-peer car sharing platform, customer and market acceptance and use of our platform, and our ability to reduce and control costs. We expect to devote substantial capital resources to, among other things, fund operations, continue improvement, upgrading or innovation of our platform, and expand our international outreach. If we are unable to secure such additional financing, it will have a material adverse effect on our business, and we may have to limit operations in a manner inconsistent with our development. While we expect to retain broad discretion over the use of the net proceeds from the Business Combination and related financing transactions, if any, we currently expect to use net proceeds to fund activities relating to brand awareness building, continued development of proprietary technology and data algorithm investment, investment in compliance and reporting infrastructure and other general working capital and general corporate purposes.

Our operating and financial forecasts are subject to various known and unknown contingencies and factors outside of our control and may not prove accurate, and we may not achieve results consistent with management’s expectations.

Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate in the future. During any given period, our operating and financial results may be influenced by numerous factors, many of which are unpredictable or are outside of our control. Additionally, our limited operating history with our current peer-to-peer car sharing business model makes it difficult for us to forecast our future results and subjects us to a number of uncertainties, including our ability to plan for and anticipate future growth. As a result, you should not rely upon our past quarterly and annual operating results as indicators of future performance. We have encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly evolving markets, such as the risks and uncertainties described herein.

The market for online platforms for peer-to-peer car sharing is relatively new and rapidly evolving. If we fail to successfully adapt to developments in our market, or if peer-to-peer car sharing online platforms do not achieve general acceptance, it could adversely affect our business, financial condition and operating results.

The market for online peer-to-peer car sharing platforms is relatively new and unproven and the data and research available regarding the market or the industry may be limited and unreliable. It is uncertain whether the peer-to-peer car sharing market will continue to develop or if our platform will achieve and sustain a level of demand and market acceptance sufficient for us to generate meaningful revenue, net income, and cash flow. Our success will depend to a substantial extent on the willingness of Hosts and Guests to use our platform to identify car sharing opportunities. Some Hosts may be reluctant or unwilling to make their vehicles available for use on our platform because of concerns which may include, but are not limited to, potential decline in the value of their vehicle if listed on our platform, uncertainty of economic benefits from platform usage, ability to recover losses associated with lost or damaged property, compliance with our platform’s terms of use, data privacy and security concerns, or other reasons.

In addition, our success also requires utilization of our platform by Guests to book vehicles. Guests’ willingness to utilize our platform may depend, among other factors, on Guests’ belief in the ease-of use, integrity, quality, availability, safety, cost-effectiveness, convenience and reliability of our platform and the vehicles listed by Hosts for bookings thereon. Any shift in Guest preferences in the markets in which we operate could have a material adverse effect on our business. Additionally, Guests may be reluctant or unwilling to use a platform requiring Guests to provide personally identifiable information, payment information and driver’s license details, or have their driving behaviors monitored during bookings. Further, Guests may be reluctant to book vehicles containing GPS-enabled tracking or monitoring devices accessible by Zoomcar, or to use our platform at all due to the perception of the use of such devices.

If we do not retain existing Hosts, or attract and maintain new Hosts, or if Hosts fail to provide an adequate supply of high-quality vehicles, our business, financial condition, and results of operations may be negatively impacted.

Our success in a given geographic market depends on our ability to establish and grow the scale of our platform in that market by attracting Hosts and Guests to our platform. We depend upon having Hosts register high quality vehicles on our platform, maintain the safety and cleanliness of their vehicles, and ensure that the descriptions and availability of their vehicles on our platform are accurate and up-to-date. These practices are beyond our direct control and the number of vehicles shared by Hosts and resulting bookings options available to Guests on our platform may decline based on a number of factors including, among other things, public health and safety concerns, such as COVID-19; economic, social, and political factors; state laws and regulations regarding car sharing, or the absence of such laws and regulations, challenges obtaining, insuring, financing and servicing vehicles to list on the platform, some of which may be exacerbated by infrastructure challenges in the emerging market where we operate our business. If Hosts register and offer fewer high-quality vehicles to Guests on our platform, our bookings and revenues may decline, and our results of operations could be materially adversely affected. Further, if Hosts with available vehicles choose not to offer their vehicles through our platform because competitive carsharing platforms emerge that Hosts find more attractive than our platform, Hosts may be unwilling to continue registering vehicles or making them available for bookings through the platform. For example, Hosts may cease or reduce vehicle registrations or the periods of time they make cars available for bookings for any number of reasons, such as competitor platforms having more Guests making bookings, risk of vehicle damage for which Hosts may not be able to recoup damages from Zoomcar or hesitancy to install the IoT GPS-enabled tracking device we require Hosts to affix to vehicles upon platform registration or for any other reason, we may lack sufficient supply of vehicles to attract Guests to utilize our platform. If Hosts do not share sufficient numbers of vehicles, or if the vehicles they register to our platform are less attractive to Guests than vehicles offered by competitors, our revenue would likely decline and our business, financial condition, and results of operations could be materially adversely affected.

Hosts are not required to make their vehicles available on our platform for a minimum sharing period or number of bookings and Hosts may choose not to share their vehicles on our platform at all if we cannot generate sufficient demand for their vehicles or if bookings through our platform are not sufficiently attractive to Hosts to retain and attract Hosts to use the platform. While we continue to invest in tools and resources to support Hosts, the pricing features and other capabilities of our platform may not be as attractive to Hosts as those developed by our competitors, and Hosts may not share their vehicles on our platform as a result. If Hosts perceive that listing vehicles on our platform may be insufficiently remunerative to, for example, offset any leasing, financing, parking, registration, maintenance, and repair costs of vehicles registered to the platform, we may lose or fail to attract Hosts and may not be able to make a sufficient number of vehicles available for use by our Guests.

If we fail to retain existing Guests, or attract and maintain new Guests, our business, financial condition, and results of operations may be negatively impacted.

Our business model depends on our ability to retain and attract Guests to make bookings on our platform. There are a number of trends in and aspects of Guest preferences which have an impact on us and the car sharing industry as a whole. These include, among others, preferences for types of vehicles, convenience of online bookings, and monetary savings associated with car sharing and platform bookings relative to other possible transportation solutions. Any shift in Guest preferences, which are susceptible to change, in the markets in which we operate could have a material adverse effect on our business. For example, if the vehicles registered to our platform are not popular or of sufficient quality or are not available at locations convenient for Guests, Guests may lose interest in utilizing our platform. Additionally, if Guests find our platform not to be user-friendly or to lack functions that Guests expect from a carsharing or other online platform, Guests may decrease or stop using our platform. Our competitiveness therefore depends on our ability to predict and quickly adapt to Guest trends, exploiting profitable opportunities for platform development, innovation and upgrades without alienating our existing Guest base or focusing excessive resources or attention on unprofitable or short-lived trends. If we are unable to respond on a timely and appropriate basis to changes in demand or Guest preferences, our business may be adversely affected.

Additionally, if we are unable to compete with other carsharing platforms and other mobility solutions in the markets in which we operate, our bookings will decrease, and our financial results will be adversely affected. Guests desiring to book vehicles through our platform must pay booking fees, which include, among other fees, “upfront booking fees,” less any applicable discounts and credits, and “value added” or trip-protection fees payable at the time of a booking; other charges may also be incurred by Guests after a booking, such as trip cancellation fees, gasoline fees, late fees and other charges. Many of these fees are generated through our platform functions and some of the fees are selected by Guests from a range of options presented to them at the time of a booking. If our booking and trip-related fees are not competitive, or our platform functionality is not appealing or outdated, or negative reviews or publications are released in connection with our platform, Guests may stop or reduce their use of our platform, our business, results of operations, reputation, and financial condition may be adversely affected.

If we are unable to introduce new or upgraded platform features that Hosts or Guests recognize as valuable, we may fail to retain and attract such users to our platform and our operating results would be adversely affected.

To continue to retain and attract Hosts and Guests to our platform, we will need to continue to introduce new or upgraded features, functions and technologies that add value for Hosts and Guests that differentiate us from our competitors. Developing and delivering these new or upgraded features, functions and technologies is costly, and the success of such features, functions and technologies depends on several factors, including the timely completion, introduction, and market acceptance of such features, functions and technologies. Moreover, any such new or upgraded features, functions and technologies may not work as intended or may not provide intended value to Hosts and Guests. If we are unable to continue to develop new or upgraded features, functions and technologies, or if Hosts and Guests do not perceive value in such new or upgraded features, functions and technologies, Hosts and Guests may choose not to use our platform, which would adversely affect our operating results.

We have made substantial investments to develop new or upgraded features, functions and technologies, and we intend to continue investing significant resources in developing new technologies, tools, features, services and other platform offerings. If we are unable to attract/retain and pay qualified technical staff required to continue our platform feature development efforts, we may not realize the expected benefits of our developments.

There can be no assurance that the new developments will exist or be sustained at the levels that we expect, or that any of these new developments will gain sufficient traction or market acceptance to generate enough revenue to offset any new expenses or liabilities associated with these new investments. Our development efforts with respect to new features, functions and technologies on our platform could distract management from current operations and will divert capital and other resources from our more established functions and technologies. Even if we are successful in developing new features, functions or technologies, or otherwise update or upgrade our platform, regulatory authorities may subject us to new rules or restrictions in response to our innovations that could increase our expenses or prevent us from successfully commercializing the new features, functions, technologies, updates or upgrades of our platform. If we are unable to adapt in a cost-effective and timely manner in response to the changing market conditions or platform users’ preferences, either for technical, legal, financial or other reasons, our business, financial condition and results of operations may be materially and adversely affected.

We will require additional capital to support the growth of our business, which may not be available on terms acceptable to us, or at all.

To continue to effectively compete, we will require additional funds to support the growth of our business. Our operations have consumed substantial amounts of cash, and we have incurred operating losses, since we began operating in 2013. While our cash consumption has been reduced following our business transition from short-term rental of vehicles owned by or leased to Zoomcar to an online platform for peer-to-peer car sharing, we have consumed significant amounts of cash in effecting such transition in terms of technology and platform innovation, and our cash consumption has varied over time. While we expect to retain broad discretion over the use of the net proceeds from the Business Combination and related financing transactions, if any, we currently expect to use net proceeds to fund activities relating to brand awareness building, continued development of proprietary technology and data algorithm investment, investment in compliance and reporting infrastructure and other general working capital and general corporate purposes.

Further, if the Business Combination is consummated, we expect our expenses to increase substantially in connection with actions and efforts we will need to take in preparing for and operating as a public company. Moreover, we expect our expenses to increase significantly in connection with our ongoing activities, including the continuing increase in our technological capabilities with respect to IoT, machine learning, and artificial intelligence and particularly to the extent that we may, in the future, decide to expand our operations into jurisdictions outside of the four countries in which we currently operate. The net proceeds from the Business Combination, together with our existing cash resources, may not be sufficient to fully execute our business plan and we expect to continue to raise additional capital. Additionally, circumstances could cause us to consume capital more rapidly than we currently anticipate and if our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities or identify and secure additional sources of capital. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets and governmental regulations in different jurisdictions in which we currently operate our business. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. In addition, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders. If we need to secure additional financing, such additional fundraising efforts may divert our management from its day-to-day duties and activities, which may affect our ability to execute on our business plan. If we do not raise additional capital when required or in sufficient amounts and on acceptable terms, we may need to:

●	significantly delay, scale back or discontinue certain business initiatives, such as our international expansion;
●	significantly delay key investments in IoT, advanced computer vision, machine learning and related artificial intelligence technology; or
●	significantly delay our consumer brand-building initiatives, thereby delaying our broader expansion.

Our future funding requirements, both short-term and long-term, depend on many factors, including but not limited to:

●	our ability to successfully scale our business within the markets in which we currently operate, including by increasing the number and quality of Host vehicles and attracting and retaining more Guests to use our platform to meet a broader variety of mobility needs;
●	our ability to successfully expand and scale our operations into additional emerging markets as opportunities to grow our operations become available to us;
●	the pace of technological development in core focus areas such as IoT, computer vision, machine learning, and artificial intelligence;
●	the cost to establish, maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make in preparing, filing, prosecution, defense and enforcement of any intellectual property rights;

●	the effect of competing technological and market developments; and
●	market acceptance of our platform and the functionality it provides to facilitate peer-to-peer car sharing.

If lack of available capital prevents us from proceeding with the execution of our business plan, our ability to become profitable will be compromised and our business will be harmed.

The COVID-19  global health pandemic (“COVID-19”)and the impact of actions taken to mitigate COVID-19 have negatively impacted and will continue to negatively impact our business, financial condition, and results of operations.

In response to the COVID-19 pandemic, many governments around the world, including those in our markets in Southeast Asia, have implemented, and continue to implement, a variety of measures to reduce the spread of COVID-19, including quarantines, shelter-in-place orders, travel restrictions and bans, and instructions to residents to practice social distancing, mandatory closures of non-essential businesses and additional restrictions on businesses, which have led to an economic downturn and increased market volatility. These government mandates have also disrupted the normal operations of businesses like ours that depend on travel and mobility. In light of the evolving nature of COVID-19 and the uncertainty it has produced around the world, we do not believe it is possible to predict with precision COVID-19’s cumulative and ultimate impact on our future business operations, liquidity, financial condition, or financial results. The extent of COVID-19’s impact on our business and financial results will depend largely on future developments, including the extent and duration of the spread of COVID-19 globally and within the markets in which we currently operate and may operate in the future, the efficacy of vaccines against COVID-19 and the speed with which those vaccines are developed and distributed, the emergence of new and potentially more contagious variants of COVID-19, the prevalence of local, national, and international travel restrictions, the impact on capital and financial markets, foreign currencies exchange, governmental or regulatory orders that impact our business, and whether the impacts may result in permanent changes to our platform users’ behaviors. To the extent COVID-19 continues to negatively affect our business, financial condition, and results of operations, it may also have the effect of amplifying many of the other risks described in these “Risk Factors” or causing other undesirable effects that are not currently foreseeable.

In response to COVID-19, we implemented and may in the future continue to implement cost reduction measures. For example, in 2020, we announced a furlough of contract staff and certain other employees for a 6- to 8-month period. Additionally, we instituted deferred salaries of our senior employees for a similar period. As we have modified our operations to embrace a fully remote working environment, it is possible that such arrangements may have a materially negative impact on our business plans and operations, along with the possibility of low productivity and availability of key personnel and other employees necessary to conduct our business, or otherwise cause operational failures as a result of changes to our usual business operations required by COVID-19 and related governmental actions. Additionally, similar impacts may be felt by third-party vendors who perform services critical to our business. It is possible that widespread remote work arrangements may also cause potential delays or slower responses in providing assistance from our customer support centers, which could have a negative impact on our business operations. Remote work arrangements may also result in privacy, cybersecurity and fraud risks, and our understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities regarding COVID-19,  and legal or regulatory changes or challenges in the jurisdictions where we operate currently or will operate in the future.

Since 2020, various waves of COVID-19 infections emerged in various regions of Southeast Asia. In response, certain governments implemented anti-COVID measures and protocols, and it is difficult to predict how these local outbreaks and relevant remedial measures and lockdown policies may affect our business operations or our ability to realize our business plan.

As the severity, magnitude, and duration of the COVID-19 pandemic, the resulting public health responses, and its economic consequences remain uncertain and difficult to predict, the pandemic’s impact on our business, financial condition and operating results, as well as its impact on our ability to successfully execute our business strategies and initiatives, also remains uncertain and difficult to predict. As the countries in which we operate have reopened, the recovery of the economy and our business has fluctuated and varied by geography. Further, the ultimate impact of the COVID-19 pandemic on the Guests and Hosts, as well as our employees, business, financial condition and operating results, depends on many factors that are not within our control, including, but not limited, to: governmental, business and individuals’ actions that have been and continue to be taken in response to the pandemic (including restrictions on travel and transport and modified workplace activities); the impact of the pandemic and actions taken in response thereto on local or regional economies, travel and economic activity; the speed and efficacy of vaccine distribution; the availability of government funding programs; evolving laws and regulations regarding COVID-19, including those related to disclosure and notification; general economic uncertainty in key markets and financial market volatility; volatility in global economic conditions and levels of economic growth; the duration of the pandemic; the extent of any virus mutations or new variants of COVID-19; and the pace of recovery when the COVID-19 pandemic subsides.

Our success depends upon our ability to maintain favorable customer reviews and ratings, and if our reputation suffers, our business, financial condition and operating results may be adversely affected.

We have a customized rating and review system connected to our search-and- ranking-base algorithm in order to provide a more holistic, more relevant overall search experience for the Guests. By combining Host ratings and reviews into the overall sort algorithm, our platform is able to highlight particular Hosts who are more likely to receive bookings. The reliable and trustworthy ratings and reviews of our Hosts and Guests are crucial to our business, which will to a substantial extent affect our Hosts and Guests’ determination as to whether to utilize the platform to book cars.

Monitor the rating and review system on an ongoing basis to enforce quality standards and build trust among members of our community. We have procedures in place to combat fraud or abuse of our rating and review system, but there is no assurance that these procedures are or will be effective, or at all. Further, Hosts and Guests can leave reviews or ratings on third-party platforms or websites, which are out of our control and off platform reviews and ratings or other statements about the platform, or a business or brand may have adverse impact on our business operations. If any Hosts and Guests leave negative ratings and reviews, it may not only cause a decrease in the number of existing Hosts and Guests, but also may negatively affect acquisitions of new Hosts and Guests, which may adversely affect our business, financial conditions and results of operations. Unreliable ratings and reviews could also make it more difficult for us to enforce quality standards, which could damage our reputation and reduce trust within our community.

Additionally, our ability to attract and retain Hosts and Guests is dependent in part on our ability to provide high-quality customer support services. Hosts and Guests depend on our customer support centers to resolve any issues relating to our platform both during and after their trips. As we continue to grow our business and improve our platform, we will face challenges related to providing high-quality support services at scale. In addition, as we continue to grow our international business and the number of international users on our platform, our customer support organization will face additional challenges, including those associated with delivering support in additional languages and locations. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation and adversely affect our ability to scale our platform and business, our financial condition, and results of operations.

A former adviser to the Company has asserted that he is owed a fee in connection with the Business Combination.

Effective May 1, 2020, the Company executed an engagement letter with a consultant (the “Consultant”) pursuant to which the Consultant agreed to provide a variety of business development services, including arrangement and negotiation of a potential merger or similar reorganization which the Company intended to evaluate or enter into soon after executing the engagement letter. No such transaction occurred during the term of the engagement letter, and the Company terminated the engagement letter in January 2022 (the “Terminated Engagement Letter”).

Following the announcement of the execution of the Merger Agreement, the Consultant informed the Company in a written communication by counsel (the “Consultant Letter”) that he believes the Terminated Engagement Letter entitles him to a fee (payable partly in cash and partly in equity) in connection with the Business Combination, notwithstanding the fact that the Consultant played no role in arranging the Business Combination and the Company was not introduced to Innovative until long after the Terminated Engagement Letter was terminated. Although the Company disputes the Consultant’s interpretation of the Terminated Engagement Letter, the amounts of cash and equity which the Consultant Letter alleges that the Consultant is entitled to in connection with the Business Combination are significant and there can be no assurance that the Consultant will not attempt to pursue legal action against the Company or other persons in connection therewith. If the Consultant attempts legal action against the Company, including, without limitation, by making a written demand for payment or filing a lawsuit attempting to enforce or collect the fees described in the Consultant Letter, those actions, if not promptly and fully dismissed or successfully resolved in the Company’s favor (including by final judicial determination, without an ability to appeal, to the extent applicable), could have material negative consequences to the Company and to the timing or consummation of the Business Combination. Additionally, if it becomes necessary for the Company to take, or to defend against, legal actions related to the matters described in the Consultant Letter, there can be no assurance that the Company would be successful in such efforts, which may be time-consuming, costly and have reputational and other negative effects on the Company.

A former employee of Zoomcar India has instituted a wrongful termination suit and claims that certain Zoomcar options have vested.

In February 2023, a former employee of Zoomcar India instituted a suit before the City Civil and Sessions Judge at Mayo Hall, Bengaluru against Zoomcar India, Zoomcar and IOAC challenging his termination, claiming damages and claiming that 100,000 options to purchase shares of Zoomcar have vested. On March 3, 2023, the City Civil and Sessions Judge at Mayo Hall, Bengaluru, issued an interim injunction to restrain each of Zoomcar and IOAC from “alienating or dealing” the 100,000 shares of Zoomcar claimed by the former employee while the suit is pending. Zoomcar believes that such claims are baseless and is attempting to have the interim order vacated. In addition, Zoomcar India filed an application in the former employee’s suit, seeking that IOAC be deleted from the array of parties in the suit, inter alia since (i) IOAC is neither a necessary nor a proper party to the suit; (ii) no reliefs have been sought by the former employee from IOAC; and (iii) there is no cause of action against IOAC. There can be no assurance that Zoomcar India and Zoomcar will be successful in their efforts to have the matter vacated or IOAC deleted from the parties, and such efforts may be time-consuming, costly and may have reputational and other negative effects on Zoomcar.

If the pre-programmed IoT devices distributed to our Hosts to affix to registered cars, which IoT devices enable GPS tracking and data collection by Zoomcar and keyless, digital access to booked vehicles by Guests, do not function as they are intended to function, our business, financial condition, and results of operations could be adversely affected.

As part of our vehicle registration process, all Hosts are provided with customized software-enabled IoT devices which must be installed on all vehicles registered to our platform at service locations pre-approved by Zoomcar. These devices, which Zoomcar obtains from several suppliers and then programs prior to distribution to Hosts, serve multiple functions, including enabling Guests to access Host vehicles by digitized keyless access and start and end bookings using Zoomcar’s mobile app, The IoT devices also facilitate GPS monitoring by Zoomcar of in-trip vehicles, which serves a data collection function that is important to Zoomcar and also enables us to facilitate arranging roadside assistance services for Guests if required during a trip booked through our platform.

We have no control over the quality or functionality of the IoT devices distributed to Hosts and such devices may not function as intended or may be out of service during the course of a booking or while a Guest is attempted to access a booked vehicle. Failures to provide the seamless keyless functions may deny or delay Guests’ quick access to the vehicles, thus reducing Guests’ interest in utilizing our platform. If GPS tracking and data collection features are not in working order, Guests could access to our roadside connectivity assistance services which, in turn, could lead to a less favorable customer experience by Guests particularly in the event of an in-booking emergency. Hosts, in turn, may rely on Zoomcar’s customer support functionality to facilitate connecting Guests to emergency services in the event of a vehicle accident or other situation that, if unresolved, could result in damage to a Host vehicle. If Zoomcar is unable to help Guests that encounter problems during bookings connect with roadside assistance, result damages to Host vehicles or trip cancellations could result in complaints and negative reviews from both Hosts and Guests, and higher incidents of damages claims to Zoomcar by Hosts, leading to adverse consequences to our reputation, brand, business, prospects, and operating results.

We do not have long term contracts with the third-party suppliers of the IoT devices distributed to our Hosts and such suppliers can reduce quantities or terminate their sales of IoT devices to us at any time. Any adverse changes in such supply or the costs of such products or services may adversely affect our operations.

We collaborate with third-party suppliers who regularly provide products and services, including but not limited to IoT devices and software integrations, to us. We do not have long term purchase agreements in place with our current suppliers of the IoT devices that we program and require our Hosts to affix to vehicles that they register to our platform and our suppliers could reduce the quantity of or discontinue providing IoT devices suitable for our needs. While we do not currently anticipate material challenges to identifying replacement suppliers if shortages of IoT devices occur, we are reliant on third parties to provide such devices and unanticipated shortages or an inability to identify new suppliers if our existing suppliers cease to be willing or able to provide the IoT devices on terms and at costs acceptable to Zoomcar may occur. Any such shortages, reductions or terminations in IoT device supply arrangements could have a material adverse impact on our revenues, profits and financial condition. Additionally, if the market prices for IoT devices that are suitable for our needs goes up, we may need to purchase the devices at a comparatively higher price, which may materially and adversely affect our business, financial condition and results of operations.

We have limited control over the operations of our suppliers and other business partners and any significant interruption in their operations may have an adverse impact on our operations. For example, a significant interruption in the operations of our supplier’s production facilities could cause delay or termination of shipment of the IoT devices to us, which may, in turn, reduce or delay our ability to pre-program and distribute such devices to Hosts. If Hosts cannot obtain and affix GPS-enabled IoT devices to their vehicles, they may terminate vehicle registration processes and their vehicles will not be available for bookings on our platform. If we could not solve the impact of the interruptions of operations of our suppliers, our business operations and financial results may be materially and adversely affected.

As our operations continue to scale and grow, we anticipate needing increased numbers of IoT devices, and our demand therefor may exceed the capabilities of our existing suppliers. If our suppliers cease to supply adequate numbers of IoT devices to us, or if we need alternative sources of supply for any other reason, those devices may not be immediately available to us. If alternative suppliers are not immediately available, we will have to identify and qualify alternative suppliers, and the installation of such devices on vehicles which Hosts wish to add to our platform may be delayed. We may not be able to find adequate alternative or additional suppliers in a reasonable period of time or on commercially acceptable terms, if at all. An inability to obtain sufficient supply of IoT devices which we can program for platform use may delay installation of such devices on vehicles that would otherwise become registered or more promptly registered to our platform, harm our relationships with Hosts, or force us to curtail or cease operations, which could adversely affect our business, financial condition and results of operations.

Maintaining and enhancing our brand and reputation is critical to our business prospects. While we have taken significant steps to build and improve our brand and reputation, failure to maintain or enhance our brand and reputation will cause our business to suffer.

As our platform continues to scale and becomes increasingly interconnected, resulting in increased media coverage and public awareness of our brand, future damage to our brand and reputation could have an amplified effect on our platform offerings. Our brand and reputation may also be harmed by events outside of our control, including by perceptions of our business or our platform which are subjective in nature. For example, if Hosts misrepresent the features or safety of their vehicles in platform listings or otherwise provide diminished quality of vehicles, Guests may not have positive experiences with bookings and may not return to the platform for future transportation needs. If Guests, in turn, do not treat Host vehicles with care, engage in reckless driving or other malfeasance during booked trips or violate platform terms and conditions or use Host vehicles in the commission of crimes or illegal acts, their actions could cause Hosts to withdraw vehicles from our platform or pursue damages claims against Zoomcar. Events ranging from unanticipated litigation involving Zoomcar to trip cancellations by Guests may affect perceptions of our business by individual Hosts and Guests or of larger numbers of persons or groups of persons about our platform and the perceived benefits or risks to booking cars through our platform. Because our ratings and review system encourages and facilitates public sharing of Hosts’ and Guests’ experience with bookings and with our platform, platform users have a forum to express describe their individual, subjective experiences with Host vehicles, bookings and any other aspect of our business, which may not always be favorable. Although we monitor usage of our platform review and ratings systems, we cannot control behaviors of our customers and from time to time, platform features designed to encourage productive information sharing may lead to dissemination of information which is misleading, misrepresentative, false and which may be damaging to our reputation. Any of the foregoing, among other facts and circumstances, may result in unfavorable press coverage about Zoomcar and our reputation and, consequently, our business may be harmed.

The acceptance of our brand will depend partially on maintaining a good reputation, minimizing the number of safety incidents, continuing an improved culture and workplace practices, improving existing functions, feature and technologies, developing new functions, features and technologies of our platform, maintaining a high quality of customer service and ethical behavior and continuing our marketing and public relations efforts. Our brand promotion, reputation building, and media strategies involve and will continue to involve significant costs, yet may not be successful. We anticipate that other competitors and potential competitors will scale and expand their business, which will make maintaining and enhancing our reputation and brand increasingly more difficult and expensive. If we fail to successfully maintain our brand in the current or future competitive environment or if events occur in the future which negatively affect public perception of our company, our brand and reputation would be further damaged, and our business may suffer.

The impact of adverse or changing economic conditions, including the resulting effects on consumer spending or mobility patterns, may adversely affect our business, financial condition, and results of operations.

Our business depends on the overall demand for vehicle bookings. Any significant weakening of the economy in our operating jurisdictions or of the global economy, including the current macroeconomic downturn, more limited availability of credit, economic uncertainty, inflation, financial turmoil affecting the banking system or financial markets, increased unemployment rates, restrictions and reduction in domestic or international travel, fluctuations in the price or availability of gasoline, and other adverse economic or market conditions may adversely impact our business and operating results. Global economic and political events or uncertainty may cause some of our current or potential Hosts and Guests to curtail their use of our platform. In addition, travel has been disproportionately impacted by COVID-19 and may further be disproportionately impacted by a macroeconomic downturn. In response to such downturns, Hosts and Guests may not use or spend on our platform at rates we expect, even after the economic effects of COVID-19 subside, thus further reducing demand for vehicle bookings. These adverse conditions, including the macroeconomic downturn caused by COVID-19, have in the past resulted, and could in the future result, in reductions in consumer spending, slower adoption of new technologies, and increased competition. We cannot predict the timing, strength, or duration of any economic slowdown, including the current macroeconomic downturn, or any subsequent recovery generally. In addition, increases in inflation may cause Guests to decrease travel or choose alternative or lower cost methods of transportation versus utilizing our platform. If the conditions in the general economy significantly deviate from present levels and continue to deteriorate as a result of COVID-19 or otherwise, our business, financial condition, and results of operations could be adversely affected.

Increases in, labor, energy, and other costs could adversely affect our operating results.

Factors such as inflation, increased labor and employee benefit costs, and increased technology upgrade and update costs, as well as other inflationary pressure, may increase our operating costs. Many of the factors affecting such costs are beyond our control cause these increased costs may cause us to pass costs on to Hosts and Guests by increasing certain fees paid by them to us, which may cause booking volume to decline which would harm our business and operating results.

Our workforce and operations have grown substantially since our inception, and we expect that they will continue to do so. If we are unable to effectively manage that growth, our financial performance and future prospects will be adversely affected.

Since our inception, we have experienced significant growth in the scale of our operations and our workforce has also grown substantially. This expansion increases the complexity of our business and places significant strains on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. We may not be able to manage growth effectively, which could damage our reputation, limit our growth, increase our costs, and negatively affect our results of operations. In addition, as our operations have expanded, our headcount has increased significantly over time, and we have increased reliance on third-party suppliers of IoT devices and other providers, which introduces additional complexities, including increasingly complex and expanding reporting structures. Our business is becoming increasingly complex, and this complexity and our rapid growth have demanded, and will continue to demand, substantial resources and attention from our management.

We expect to continue increasing our headcount and hiring more specialized personnel in the future as we grow our business. We will need to continue to hire, train, integrate, and manage additional qualified website developers, software engineers, account services personnel, government relations, legal and compliance personnel, and sales and marketing staff, and improve and maintain our technology to properly manage our growth. If our new hires do not perform as expected or take longer than expected to ramp up, if we are unsuccessful in hiring, training, integrating, and managing these new employees, or if we are not successful in retaining our existing employees, our business may be harmed.

Further, to accommodate our expected growth, we must improve and maintain our platform, technology, systems, and network infrastructure. Failure to effectively upgrade our technology or network infrastructure to support the expected increased traffic on our platform could result in unanticipated system disruptions, slow response times, or poor experiences for Hosts and Guests. To manage the expected growth of our operations and personnel and to support financial reporting requirements, we will need to improve our transaction processing and reporting, operational and financial systems and reporting, procedures, and controls. These improvements will be particularly challenging to realize if we acquire new operations with different systems or if we continue to rely on manual financial reporting practices. Our current and planned personnel, systems, procedures, and controls may not be adequate to support our future operations. If we are unable to expand our operations, improve our financial reporting processes, and hire additional qualified personnel in an efficient manner, it could adversely affect our business, customer and investor satisfaction, compliance with regulations and laws, and cause our expenses to grow disproportionately relative to our revenue, and our financial performance and future prospects will be adversely affected.

Breaches and other types of security incidents of our networks or systems, or those of our third-party service providers, could negatively impact our business, our brand and reputation, our ability to retain existing Hosts and Guests and attract new Hosts and Guests, may cause us to incur significant liabilities and adversely affect our business, results of operations, financial condition, and future prospects.

In the regular course of our business, we collect, use, store, transmit, and process data and information about Hosts, Guests, employees, and others, some of which may be sensitive, personal, or confidential and make us an attractive target and potentially vulnerable to cyberattacks, computer viruses, electronic break-ins or similar disruptions. Any actual or perceived unauthorized access to or use of such data and information, or breach of our security measures or those of our third-party service providers, could adversely affect our business, operations, and future prospects. While we have taken steps to mitigate our cyberattack risks and protect the confidential information that we have access to, including but not limited to installation and periodical updates of antivirus software and backup of information on our computer systems, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any cybersecurity incident, accidental or willful security breaches or other unauthorized access to our systems could cause confidential information to be stolen and used for criminal purposes. Cybersecurity incidents, security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with our Hosts and Guests could be severely damaged, we could incur significant liability, and our business and operations could be adversely affected. Additionally, if we fail to protect confidential information, we may be susceptible to potential claims such as breach of contract, negligence or other claims. Such claims will require significant time and resources to defend and there can be no assurances that favorable final outcomes will be obtained.

An increasing number of organizations, including large online and offline merchants and businesses, other large Internet companies, financial institutions, and government institutions have disclosed breaches of their information security systems and other information security incidents, some of which have involved sophisticated and highly targeted attacks. In addition, users on our platform could have vulnerabilities on their own mobile devices that are entirely unrelated to our systems and platform, but which could mistakenly be attributed to us and our system and platform. Further, breaches experienced by other companies may also be leveraged against us. For example, credential stuffing and ransomware attacks are becoming increasingly common, and sophisticated actors can mask their attacks, making them increasingly difficult to identify and prevent. Certain efforts may be state-sponsored or supported by significant financial and technological resources, making them even more difficult to detect. If a third party or employee circumvents any of our security measures or those of our third-party service providers, they may access, misappropriate, delete, alter, publish, or modify this information, which could cause interruptions in our business and operations, fraud or loss to third parties, regulatory enforcement actions, litigation, indemnity obligations, competitive harm, and other possible liabilities, as well as negative publicity. Widespread negative publicity may also result from real, threatened, or perceived security compromises (or lack of adequate security measures) of our industry, competitors, Hosts, and Guests. Concerns regarding privacy and data security could cause some Hosts and Guests to stop using our services, and for employees to be less satisfied with their employment with us and potentially leave the company or institute claims against us. This discontinuance in use and the potential failure to acquire new Hosts and Guests, and similar personnel issues, could substantially harm our business, results of operations, financial condition, and future prospects.

Our information technology systems, internal computer systems, cloud-based computing services, and those of our current and any future third-party service providers are vulnerable to interruption and intrusion. Cyberattacks and other malicious internet-based activity, such as insider threats, computer malware, hacking, and phishing attempts continue to increase. Any cybersecurity incident or material disruption or slowdown of our systems could cause outages or delays in our services, which could harm our brand and adversely affect our operating results. Our failure to implement adequate cybersecurity protections could subject us to claims for any breach of security, particularly if it results in disclosure of information relating to our Hosts or Guests. If changes in technology cause our systems to become obsolete, or if our systems are inadequate to facilitate our growth, we could lose Hosts or Guests, and our business and operating results could be adversely affected. From time to time, and most recently in 2018, we have experienced security incidents or attempted attacks, and in some instances, individuals have had their personal information compromised. We conduct investigations when we become aware of such incidents and/or attempted attacks (although our investigations may not be able to determine the method of attack) and may notify affected persons, as necessary. In addition to traditional computer “hackers” employing malicious code (such as viruses, worms, and ransomware) to breach our systems and platform, we are susceptible to and monitor for social engineering, cyber extortion, and personnel theft or misuse. We may also be the subject of denial of service attacks, server malfunction, software or hardware failures, loss of data or other computer assets, adware, or other similar issues. Threat actors, nation states, and nation state-supported actors engage in cyberattacks, including for geopolitical reasons, continued opportunistic monetary reasons, and in connection with military conflicts and operations. During times of war and other major conflicts, we and our third-party service providers may be vulnerable to these attacks, including cyberattacks that could materially disrupt our systems, platform and operations. While we have security measures in place to protect customer information and prevent data loss, service interruption, and other security breaches, we cannot guarantee that our security measures or our third-party service providers’ security measures will be sufficient to protect against unauthorized access to, or other compromise of, personal information, confidential information, or proprietary information or of disruptions or damage to our systems. The techniques used to sabotage or to obtain unauthorized access to our platform, systems, networks, and/or physical facilities in which data is stored or through which data is transmitted change frequently, and we may be unable to anticipate such techniques or implement adequate preventative measures or stop security breaches that may arise from such techniques. As a result, our safeguards and preventive measures may not be adequate to prevent current or future cyberattacks and security incidents, including security breaches that may remain undetected for extended periods of time, which can substantially increase the potential for a material and adverse impact resulting from the breach.

We are required to comply with laws, rules, industry standards, and regulations that require us to maintain the security of personal information in the jurisdictions where we operate. We may also have contractual and other legal obligations to notify relevant stakeholders of security breaches. Failure to prevent or mitigate cyberattacks could result and has in the past resulted in unauthorized access to such data, including personal information. The jurisdictions in which we operate have enacted laws requiring companies to notify individuals, regulatory authorities, and others of security breaches involving certain types of data. In addition, our agreements with certain partners may require us to notify them in the event of a security breach. Such disclosures are and could be costly, could lead to negative publicity, may cause Hosts and Guests to lose confidence in the effectiveness of our security measures and to not use our services, and may require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach. In addition, the costs to respond to a cybersecurity event or to mitigate any identified security vulnerabilities could be significant, including costs for remediating the effects of such an event, paying a ransom, restoring data from backups, and conducting data analysis to determine what data may have been affected by the breach. In addition, our efforts to contain or remediate a security breach or any system vulnerability may be unsuccessful, and our efforts and any related failures to contain or remediate any breach or vulnerabilities could result in interruptions, delays, loss in customer trust, harm to our reputation, and increases in our insurance premiums.

We do not currently have insurance coverage for security incidents or breaches, including fines, judgments, settlements, penalties, costs, attorney fees, and other impacts that arise out of incidents or breaches. While we may obtain cyber liability insurance in the future, we cannot assure you that such insurance coverage will adequately cover liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. The successful assertion against us of one or more large claims that exceeds available insurance coverage, or that results in changes to insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. Our risks are likely to increase as we continue to expand, grow our Host and Guest base, and process, store, and transmit increasingly large amounts of confidential, proprietary and sensitive data.

We face competition and could lose market share to competitors, which could adversely affect our business, financial condition and operating results.

We face and expect to continue to face competition from ride sharing companies, car rental and taxi companies. The car sharing market in particular is intensely competitive and is characterized by rapid changes in technology, shifting guest needs and preferences, and frequent introductions of new services and offerings. We expect competition to increase, both from existing competitors and new entrants in the markets in which we operate or plan to operate, and such competitors may be well-established and enjoy greater resources or other strategic advantages. If Zoomcar is unable to anticipate or successfully react to these competitive challenges in a timely manner, Zoomcar’s competitive position could weaken, or fail to improve, and Zoomcar could experience a decline in revenue or growth stagnation that could adversely affect Zoomcar’s business, financial condition and operating results.

Certain of our current and potential competitors may have greater financial, technical, marketing, research and development skills and other resources, greater name recognition, longer operating histories or a larger global user base than we do. Such competitors may be able to devote greater resources to the development, promotion and sale of offerings, and they may be able to offer lower prices in certain markets than we do, which could adversely affect our business, financial condition and operating results. These and other factors may allow our competitors to derive greater revenue and profits from their existing user bases, attract and retain Hosts and Guests at lower costs or respond more quickly to new and emerging technologies and trends. Current and potential competitors may also establish cooperative or strategic relationships, or consolidate, amongst themselves or with third parties, which may further enhance their resources and offerings relative to ours.

We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including but not limited to:

●	acceptance of car-sharing and the use of our platform to solve transportation needs in the emerging markets in which we operate;
●	our ability to attract and retain Guests and Hosts to use our platform;
●	the popularity and perceived utility, ease of use, performance and reliability of our platform;
●	our brand strength and recognition;
●	our pricing models and the prices of our offerings;
●	our ability to manage our business and operations during the ongoing COVID-19 pandemic and related travel restrictions;
●	our ability to continue developing platform features which appeal to changing customer preferences;
●	our ability to continue leveraging and enhancing our data collection and analytics capabilities;
●	our ability to establish and maintain relationships with strategic partners and third-party suppliers or providers;
●	changes mandated by legislation, regulatory authorities or litigation, including settlements, judgments, injunctions and consent decrees, as well as changes that we may elect to make ourselves in the face of potential litigation, legislation, or regulatory scrutiny;
●	our ability to attract, retain and motivate talented employees; and
●	our ability to raise additional capital as needed.

If we are unable to compete successfully, our business, financial condition and operating results could be adversely affected.

We rely on mobile operating systems and application marketplaces to make its platform available to Hosts and Guests, and failure to effectively operate with or receive favorable placements within such application marketplaces could adversely affect Zoomcar’s business, financial condition and operating results.

We depend in part on mobile operating systems, such as Android and iOS, and their respective app marketplaces, to make our app available to Hosts and Guests. Any changes in such systems and app marketplaces that degrade the functionality or popularity of our app could adversely affect our platform’s usage on mobile devices and may adversely affect our user ratings and reviews in app marketplaces. If such mobile operating systems or app marketplaces limit or prohibit us from making our app available to Hosts and Guests, or if such systems or marketplaces make changes that degrade the functionality of our app, slow the rollout of our app on other app marketplaces, increase the cost of using our app, impose terms of use that are unsatisfactory to us, require users to opt in to enable marketing or advertising features, or modify their search or ratings algorithms in ways that are detrimental to us, our Guest growth may be negatively affected. Any of the foregoing risks could adversely affect our business, financial condition, and results of operations.

Our business depends on attracting and retaining capable management, technology development and operating personnel.

Our success depends in large part on our ability to attract and retain high-quality management, technology development and operating personnel. Competition for qualified employees is intense in our industry. There can be no assurance that members of our management team will continue to work for Zoomcar, or that we will be able to continue to attract or retain employees focused on technology development or other important aspects of our business and operations. Our employees, including members of our management team, could leave our company with little or no prior notice and would be free to work for a competitor. The loss of even a few qualified employees, or an inability to attract, retain, and motivate additional highly skilled employees required to carry out our business plans, all of which may be more difficult during the COVID-19 pandemic, could harm our operating results and impair our ability to grow. If we were to lose key members of our management or technology teams, we would need to replace them with qualified individuals in a timely manner or else our business, results of operations and financial condition could be adversely impacted. Additionally, certain of our executive officers and directors may allocate their time to other businesses, thereby causing potential conflicts of interests which could have a negative impact on our business operations.

We also do not maintain “key person” life insurance on any of our employees. The departure of one or more of our senior management team members or other key employees could be disruptive to our business until we are able to hire qualified successors.

To attract and retain key personnel, we use various measures, including an equity incentive program for key executive officers and other employees. These measures may not be enough to attract and retain the personnel we require to operate and grow our business effectively. If we fail to identify, hire, train and retain the qualified management or technology personnel in the future, it may materially and adversely affect our business, financial condition, results of operations and prospects.

We are subject to payments-related risks.

We accept payments using a variety of methods, including credit or debit cards, or digital payment alternatives like UPI (in India) or other country specific digital wallet platforms. As our payment policies are subject to change from time to time in accordance with evolving legal requirements and market availability of mobile and other payment systems in different jurisdictions where we operate, we offer new payment options to Hosts and Guests from time to time, subject to additional regulations, compliance requirements, and fraud risks. For certain payment methods, including credit and debit cards, we pay interchange and other fees that may increase over time and raise our operating costs and lower profitability.

We rely on third-party payment processors to process payments, refunds, and reimbursements. Under our commercial agreements with these third parties, they may terminate the relationships with us at any time in their sole discretions. If one of these third parties terminates its relationship with us, including as a result of COVID-19-related impacts to its business and operations or for competitive reasons, or refuses to renew its agreement with us on commercially reasonable terms, we could incur substantial delays and expenses in locating and integrating an alternative payment service provider to process payments from Hosts and Guests, and the quality and reliability of any such alternative payment service provider may not be comparable. Further, the software and services provided by these third parties may not meet our expectations, may contain errors or vulnerabilities, and could be compromised or experience outages. Additionally, payment processing software is complex and involves automated processes implemented by us and the third parties that we engage. Therefore, the payment processing software can be misinterpreted and may be susceptible to errors. These risks could cause us, to lose our ability to accept and account for online payment or other payment transactions, make timely payments to Hosts, or result in over- or underpayments to Hosts, any of which could disrupt our business for an extended period of time, make our platform less convenient and attractive to users, expose user information to unauthorized disclosures and abuse, and adversely affect our ability to attract and retain Hosts and Guests, or materially adversely affect our business, financial condition, ability to forecast accurately, and results of operations.

If we are unable to maintain our chargeback or refund rates at levels that credit or debit card issuers, or payment processors deem acceptable, these entities may increase fees for chargeback transactions or for many or all categories of transactions; they may also increase the rates of declining transactions or terminate their relationships with us. Any increases in fees could adversely affect our operating results, particularly if we elect not to raise the prices for transactions on our platform to offset the increase. The termination of our ability to process payments on any major credit or debit cards or through certain online payment service providers or payment processors could significantly impair our ability to operate our business.

We may also be subject to, or may voluntarily comply with, a number of other laws and regulations relating to money laundering, money transmission, international money transfers, privacy and information security, and electronic fund transfers. If we are found to be in violation of such applicable laws or regulations, we could be subject to civil and criminal penalties or forced to cease our payments processing services or otherwise make changes to our business practices.

Any major disruption or failure of our information technology systems, or our failure to successfully implement new technology effectively, could adversely affect our business and results of operations or the effectiveness of internal controls over financial reporting.

We rely on various information technology systems, owned by us and third parties, to manage our operations. Over the last several years, we have been and continue to implement modifications and upgrades to our systems, including making changes to legacy systems, replacing legacy systems with successor systems with new functionality, and acquiring new systems with new functionality. These activities subject us to inherent costs and risks associated with replacing and upgrading these systems, including impairment of our ability to fulfill trip bookings, maintain books and records, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time, and other risks and costs of delays or difficulties in transitioning to new or upgraded systems or of integrating new or upgraded systems into our current systems. Our system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, the difficulties with implementing new or upgraded technology systems may cause disruptions in our business operations and may have an adverse effect on our business and operations if not anticipated and appropriately mitigated.

The successful operation of our business depends upon the performance and reliability of internet, mobile, and other infrastructures that are not under our control.

Our business depends on the efficient, uninterrupted and reliable operations of internet, mobile, and other infrastructures that are not under our control. We may operate in jurisdictions with limited internet connectivity, particularly as we expand internationally. Internet access and access to a mobile device are frequently provided by companies with significant market power, which could result in corporate action that degrades, disrupts, or increases the cost of users’ ability to access our platform. Failure to effectively upgrade our technology or internet infrastructure to support the expected increased utilization of our platform by larger numbers of Hosts and Guests could result in unanticipated system disruptions, slow response times, or poor experiences for Hosts and Guests. In addition, the internet infrastructure that we and users of our platform rely on in any particular geographic area may be unable to support the demands placed upon it. Any such failure in internet or mobile device or computer accessibility, even for a short period of time, could interfere with the speed and availability of our platform. In addition, we have no control over the costs of the services provided by national telecommunications operators. If mobile internet access fees or other charges to internet users increase, consumer traffic may decrease, which in turn may cause our revenue to significantly decrease. If our platform is unavailable when users attempt to access it, or if our platform does not load as quickly as users expect, Hosts and Guests may not return to our platform as often in the future, or at all, and may use our competitors’ products, services, or offerings more often. Although we have attempted to prepare for contingencies through redundancy measures and disaster recovery plans, such preparation may not be sufficient, and we do not carry business interruption insurance. Despite any precautions we may take, the occurrence of a natural disaster, such as an earthquake, flood or fire, or other unanticipated problems in the jurisdictions where we operate, including power outages, telecommunications delays or failures, break-ins to our systems or computer viruses, could result in delays or interruptions to our platform, our app and website, and loss of data and business interruption for us and our Hosts and Guests. Any of these events could damage our reputation, significantly disrupt our operations and subject us to liability, which could materially and adversely affect our business, financial condition and results of operations.

Our business operations may result in losses for which we are not insured.

Our current business model consists of a peer-to-peer car-sharing platform which facilitates sharing of vehicles between Hosts and Guests. In this context, we are a facilitator of vehicle bookings but disclaim legal responsibility for cars owned by Hosts and for actions by Hosts and Guests on our platform and during bookings. Our platform terms and conditions, applicable across all jurisdictions in which we currently operate, inform Hosts and Guests that booking, sharing and using cars through the platform is undertaken at their own risk; the lease agreement entered into between Hosts and Guests prior to each booking that occurs in India also disclaims our responsibility for Host and Guest property and for other damages incurred in relation to bookings. We also include in our platform terms and conditions a limit on our overall liability equal to the greater of the booking value of each trip and USD $150.00. However, we cannot be certain of the extent to which such disclaimers and limitations would be upheld as legally enforceable in every jurisdiction or circumstance. We regularly receive communication from Hosts (and from time to time, Guests) asserting that we are responsible, and requesting reimbursement, for damages to vehicles, lost property and other losses. All of our Guests pay a “value added” trip protection fee as part of a booking, which fees we apply, in our discretion, to the costs of reimbursement of Hosts for vehicle damages or repairs resulting from accidents or other events during bookings. However, the amount available to us from Guest trip protection fees is not sufficient to offset the amounts requested to cover the cost of all damages claims, nor do we attempt to offset all such requests to cover vehicle damage. As a result, we often remain at a risk of residual claims that we may have to absorb in absence of a third-party insurance. For further information regarding the trip protection fees and related matters, please review information contained in this joint proxy statement/consent solicitation statement/prospectus under the heading “Information About Zoomcar – Other Matters.”

Further, we currently do not carry any insurance to protect against third-party damage claims tied to death, personal injury, Host vehicle damages, or Guest or Host theft or other losses, or third-party property damage. Although Hosts may insure their own vehicles to varying extents and are required to do so by law, we do not carry out independent verification of Host insurance coverage, nor does Host vehicle insurance coverage, to the extent it exists, insulate us, in full or in part, from all types of damages claims or claims for third-party indemnification associated with damages. We may therefore be subject to claims of significant liability based on any of the foregoing or based on other events or circumstances which occur during a booking or relate in some other manner to our platform or our business. We do not maintain balance sheet reserves to cover costs of defending, disputing, adjudicating, satisfying or settling any such claims if they are asserted against us and we may not be able to succeed in any such actions, should they materialize and be determined to result in liability to us. While we intend to expand our insurance coverage in the future, there can be no guarantee that we will be able to obtain additional insurance coverage in the future, and even if we are able to obtain additional coverage, we may not carry sufficient insurance coverage to satisfy potential claims. As our business continues to grow, incidences of such claims may also increase and, unless we obtain insurance coverage for such matters, we may choose or be required to absorb larger parts of such uninsured claims to avoid becoming subject to legal proceedings that could be resolved against us, which could lead to business losses and adversely affect our business, financial conditions and results of operations. Should uninsured losses occur, they could adversely affect our business, results of operations and financial condition. Further, our being subject to claims of liability, we may be subject to negative publicity and incur additional expenses, which could harm our business, financial condition, and operating results.

We are in the process of remediating identified material weaknesses in our internal controls and if we fail to remediate these weaknesses, or if we experience additional material weaknesses in the future, or otherwise fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act, New Zoomcar may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in New Zoomcar and the market price of its stock.

Zoomcar’s independent auditor has identified and advised Zoomcar of certain material weaknesses in Zoomcar’s internal controls over financial reporting. These material weaknesses primarily relate to the following matters that are relevant to the preparation of our consolidated financial statements: (a) lack of sufficiency of resources with an appropriate level of technical accounting and SEC reporting experience, (b) lack of sufficient financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements, (c) lack of evidence of controls over financial statement close process and (d) lack of design and operating effectiveness of IT general controls for information systems that are relevant to the preparation of consolidated financial statements. Zoomcar is in the process of designing and adopting plans and procedures in order to remediate these weaknesses, which it has begun implementing and expects to continue to develop and refine in the near term. Zoomcar is not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and is, therefore, not required to make a formal assessment of the effectiveness of Zoomcar’s internal control over financial reporting for that purpose.

Upon becoming a public company, New Zoomcar will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in New Zoomcar’s quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Although New Zoomcar will be required to disclose changes made in its internal controls and procedures on a quarterly basis, New Zoomcar will not be required to make its first annual assessment of its internal control over financial reporting pursuant to Section 404 until the year following its first annual report required to be filed with the SEC.

To comply with the requirements of being a public company after the Closing, Zoomcar has undertaken various actions, and will need to take additional actions, such as implementing numerous internal controls and procedures and hiring additional accounting or internal audit staff or consultants. Testing and maintaining internal control can divert Zoomcar’s management’s attention from other matters that are important to the operation of Zoomcar’s business. Additionally, when evaluating Zoomcar’s internal control over financial reporting, New Zoomcar may identify material weaknesses that New Zoomcar may not be able to remediate in time to meet the applicable deadline imposed upon New Zoomcar for compliance with the requirements of Section 404. Investors may lose confidence in the accuracy and completeness of New Zoomcar’s financial reports and the market price of New Zoomcar’s common stock could be negatively affected if any of the following occurs: (i) New Zoomcar identifies any material weaknesses in its internal control over financial reporting; (ii) New Zoomcar is unable to comply with the requirements of Section 404 in a timely manner; (iii) New Zoomcar asserts that its internal control over financial reporting is ineffective; or (iv) New Zoomcar’s independent registered public accounting firm is unable to express an opinion as to the effectiveness of its internal control over financial reporting once New Zoomcar is no longer an emerging growth company. New Zoomcar could also become subject to investigations by the SEC, the stock exchange on which its securities are listed or other regulatory authorities, which could require additional financial and management resources. In addition, if New Zoomcar fails to remedy any material weakness, New Zoomcar’s financial statements could be inaccurate and New Zoomcar could face restricted access to capital markets.

If we do not adequately protect our intellectual property and our data, our business, results of operations, and financial condition could be materially adversely affected.

We rely on a combination of trademark, copyright, domain names, trade names and trade secret laws, international treaties, our terms of service, other contractual provisions, user policies, restrictions on disclosures, and confidentiality agreements with our employees and consultants to protect our intellectual property rights from infringement and misappropriation. We currently have 17 registered trademarks and five pending trademark applications, two pending patent applications in India and seven domain names.

There is no assurance that our pending or future trademark, patent, and copyright applications will be approved. Furthermore, effective intellectual property protection may not be available in every country in which we operate or intend to operate our business and some of the platform features and other customization of software that is important to our operations is not protected by registered intellectual property rights. There can be no assurance that others will not offer technologies, functions, features, or concepts that are substantially similar to ours and compete with our business, or copy or otherwise obtain, disclose and/or use our brand, platform features, design elements, our search-and-ranking algorithms and machine-learning and artificial intelligence-enhanced tools and capabilities or other information that we consider proprietary without authorization. We may be unable to prevent third parties from seeking to register, acquire, or otherwise obtain trademarks, copyrights or domain names that are similar to, infringe upon or diminish the value of our trademarks, copyrights, and our other proprietary rights. Third parties may obtain or misappropriate certain of our data through website scraping, robots, or other means to launch copycat sites, aggregate our data for their internal use, or to feature or provide our data through their respective websites, and/or launch businesses monetizing this data. While we routinely employ technological and legal measures in an attempt to divert, halt, or mitigate such operations, we may not always be able to detect or halt the underlying activities as technologies used to accomplish these operations continue to rapidly evolve.

If the protection of our proprietary rights and data is inadequate to prevent unauthorized use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished and our competitors may be able to more effectively mimic our technologies, offerings, or features or methods of operations. Even if we do detect violations or misappropriations and decide to enforce our rights, litigation that may be necessary to enforce our rights may not be pursued by us, as it may be time-consuming and expensive, and divert our management’s attention. Additionally, a court of a competent jurisdiction may determine that certain of our intellectual property rights are unenforceable. If we fail to protect our intellectual property and data in a cost-effective and meaningful manner, our competitive standing could be harmed; our Hosts, Guests, other consumers, and corporate and community partners could devalue the content of our platform; and our brand, reputation, business, results of operations, and financial condition could be materially adversely affected.

We have been, and may in the future be, subject to claims that we or others violated certain third-party intellectual property rights, which, even where meritless, can be costly to defend and could materially adversely affect our business, results of operations, and financial condition.

The internet and technology industries are characterized by significant creation and protection of intellectual property rights and by frequent litigation based on allegations of infringement, misappropriation, or other violations of such intellectual property rights. There may be intellectual property rights, including registered or pending patents, trademarks, and copyrights, and applications of the foregoing, held by others that they allege cover significant aspects of our platform, technologies, content, branding, or business methods. Moreover, companies in the Internet and technology industries are frequent targets of practicing and non-practicing entities seeking to profit from royalties in connection with grants of licenses.

We have received communications alleging unauthorized use of third-party trademarks in the past, and may receive in the future, communications from third parties, including practicing and non-practicing entities, claiming that we have infringed, misused, or otherwise misappropriated their intellectual property rights. Additionally, we have been, and may in the future be, involved in claims, suits, regulatory proceedings, and other proceedings involving alleged infringement, misuse, or misappropriation of third-party intellectual property rights, or relating to our intellectual property holdings and rights. Intellectual property claims against us, regardless of merit, could be time consuming and expensive to litigate or settle and could divert our management’s attention and other resources.

Claims involving intellectual property could subject us to significant liability for damages and could result in our having to stop using certain technologies, content, branding, or business methods found to be in violation of another party’s rights. We might be required or may opt to seek a license for rights to intellectual property held by others, which may not be available on commercially reasonable terms, or at all. Even if a license is available, we could be required to pay significant royalties, which would increase our operating expenses. We may also be required to develop alternative non-infringing technology, content, branding, or business methods, which could require significant efforts and expenses and make us less competitive. Any of these results could materially adversely affect our business, results of operations, and financial condition.

We may introduce new platform offerings or changes to existing platform offerings or make other business changes, including in areas where we currently do not compete, which could increase our exposure to patent, copyright, trademark, and other intellectual property rights claims from competitors, other practicing entities, and non-practicing entities. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

The war in Ukraine could materially and adversely affect our business and results of operations.

The recent outbreak of war in Ukraine has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may continue to lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the global markets, and potentially, our business.

As we started our business in 2013 and have expand our business across over 50 cities in four countries, with an anticipation to further expand internationally, our performance is affected by global economic conditions as well as geopolitical issues and other conditions with international reach. Macroeconomic weakness and uncertainty make it more difficult for us to manage our operations and accurately forecast financial results. As a result of the recent movement of Russian military units into provinces in Ukraine, the United States, the European Union, the United Kingdom and other jurisdictions have imposed sanctions on certain Russian and Ukrainian persons and entities, including certain Russian banks, energy companies and defense companies, and have imposed restrictions on exports of various items to Russian and certain regions of Ukraine (including the self-proclaimed Donetsk People’s Republic and Luhansk People’s Republic and Crimea). Moreover, on February 22, 2022, the Office of Foreign Assets Control of the United States issued sanctions aimed at limiting Russia’s ability to raise funds through sovereign debt. These geopolitical issues have resulted in increasing global tensions and create uncertainty for global commerce. Any or all of these factors could negatively affect demand for our platform and our business, financial condition and result of operations. In addition, new requirements or restrictions could come into effect which might increase the scrutiny on our business or result in one or more of our business activities being deemed to have violated sanctions. Our business and reputation could be adversely affected if the authorities of United States, the European Union, the United Nations, or other jurisdictions were to determine that any of our activities constitutes a violation of the sanctions they impose or provides a basis for a sanction designation of us.

However, as of this joint proxy statement/consent solicitation statement/ prospectus, we do not have any business, operation or assets in Russian or Ukraine, nor do we have any direct or indirect business or contracts with any Russian or Ukraine entity as a supplier or Host or Guest. Additionally, we do not have any knowledge as to whether our Hosts or Guests have any business, operation or assets in Russia or Ukraine, or have any direct or indirect business or contracts with any Russian or Ukrainian entity. Consequently, we do not expect that Russia’s invasion of Ukraine will have any material impact on our business operations, including but not limited to our platform and consumer demand. Additionally, we believe the cybersecurity risks are not material to our business, and there is no new or heightened risk of potential cyberattacks on the Company by state actors or others since Russia’s invasion of Ukraine.

The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military actions or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks related to International, Regulatory and Legal Matters

Our business is subject to certain laws and regulations in the jurisdictions in which it operates, many of which are currently evolving, and the risk of unfavorable interpretations or failure to comply with such laws and regulations could harm Zoomcar’s business, financial condition and results of operations.

Our platform currently operates across 50 cities in four countries. We are subject to differing, and sometimes conflicting, laws and regulations in the various jurisdictions in which we operate our business, which are evolving and may change from time to time, which may give rise to inconsistent or ambiguous interpretations among local, regional, or national laws or regulations applicable to our business. Compliance with laws and regulations of different jurisdictions imposing varying standards and requirements is burdensome for businesses like ours, imposes added cost, increases potential liability to our business, and makes it difficult to realize business efficiencies and economies of scale.

Relative to India, which is the location of our headquarters and the market where we currently have the largest number of bookings, we operate as an asset-light peer-to-peer carsharing business based on an interpretation of current legal and regulatory requirements. The operation of our business is informed by a regulatory framework which includes but is not limited to, the India Motor Vehicle Act, 1988 (“MVA”), which informs how we operate and the ways in which we promote our business. However, there can be no assurance that our interpretation of relevant Indian laws and regulations, including the MVA, is complete or correct, or that transportation authorities in India will interpret the MVA or other applicable regulations the same way that we do. In the event that the MVA or other applicable laws and regulations are interpreted in a manner unfavorable to us, we could become the subject of investigations and could potentially face fines, duties, judgments or other negative consequences, which could materially adversely affect our business and results of operations. Additionally, as our business continues to grow and evolve, laws and regulations will be amended to address the evolution of our business, resulting in new and unpredictable legal and regulatory obligations in emerging markets. It may be difficult for us to comply with the new laws and regulations that will be developed to address changes in our industry and business, and we cannot guarantee that we will be able to comply with such new laws and regulations. If our current or future business models are determined to be noncompliant with the national, regional, and local laws and regulations, we may be required to make costly adjustments to our business model, which could result in negative consequences, many of which may be outside of our control and impossible to predict.

In Indonesia, the relevant transport authorities enforce mandatory requirements wherein the car owners in ride hailing business have to register to an “existing cooperative society” or establish a “new cooperative society.” These cooperatives function like taxi unions/associations which usually cater to concerns of ride hailing taxi service providers. Local authorities might take a conservative view and mandate such registration requirements for us or our Hosts, which could lead to host dissatisfaction as well as adverse impact on vehicle supply on our platform. In the event of non-compliance of such registration, both Zoomcar and the Hosts may become susceptible to negative judicial/administrative actions, including but not limited to fines, penalties, suspension of the registration of the vehicles, suspension of our business license, restrictions on business activities or altogether a revocation of our business activities, which could have an adverse impact on our business, financial conditions, and results of operation.

In addition to laws and regulations directly applicable to the peer-to-peer car sharing businesses, we are subject to laws and regulations governing other aspects of our business practices, including laws and regulations relating to use of the Internet, e-commerce, and electronic devices, as well as those relating to taxation, online payments, automobile-related liability, consumer privacy and data protection, pricing, content, advertising, discrimination, consumer protection, protection of intellectual property rights, distribution, messaging, mobile communications, environmental matters, labor and employment matters, claims management, electronic contracts, communications, Internet access, securities and public disclosure, corruption and anti-bribery, and unfair commercial practices. In addition, climate change and greater emphasis on sustainability could lead to regulatory efforts to address the carbon impact of transportation and mobility, which could have a negative impact on our business.

In addition, the jurisdictions in which we have business operations may in the future enact new laws and regulations relating to emissions and other environmental matters associated with peer-to-peer car sharing operations, the peer-to-peer car sharing industry generally, and the operation of our business. The interpretation and enforcement of such laws may involve significant uncertainties. New laws and regulations that affect our existing and proposed future businesses may also be applied retroactively in ways that we cannot predict with certainty.

We cannot predict the effect that the interpretation of existing or new laws or regulations may have on our business. Any of the foregoing or similar occurrences or developments could significantly disrupt our business operations and restrict us from conducting a substantial portion of our business operations in these jurisdictions, which could adversely affect our business, financial condition or operating results.

Any failure or perceived failure to comply with existing or new laws and regulations, including the ones described in these risk factors, or with orders of any governmental authority, including changes to or expansion of their interpretations, may subject us to significant fines, penalties, criminal and civil lawsuits, forfeiture of significant assets or enforcement actions in one or more jurisdictions. This failure or perceived failure could also result in the imposition of additional compliance and licensure requirements on us, as well as increased regulatory scrutiny of our business. In addition, we may be forced to restrict or change our operations or business practices, make updates or upgrades of our platform, or delay planned launches or improvements of new features, functions and technologies. Any of the foregoing could materially adversely affect our brand, reputation, business, financial condition, and results of operations.

Geographic areas in which Zoomcar operates and plans to operate in the future have been and may continue to be subject to political and economic instability.

We have historically conducted all of our business operations in India and have only recently expanded our platform into Egypt and Indonesia. Our growth strategy is premised on the rapid expansion of our platform into emerging markets. Several of the countries in which we operate or plan to operate our business have previously, and in the future may be, subject to instances of political instability, civil unrest, hostilities, terrorist activities and economic volatility. Any such events may lead to, among other things, declines in Host and Guest demand for our platform, whether arising from safety concerns, a drop in consumer confidence, a general deterioration of economic conditions, currency volatility, adverse changes to the political and regulatory environment, or otherwise. Any such developments and any other forms of political or economic instability in our markets may harm our business, financial condition and operating results.

We are subject to risks associated with operating in rapidly evolving emerging markets.

To continue growing our business, we plan, in the future, to strengthen our operations and presence in existing emerging markets and to expand into other emerging markets, which may include, without limitation, markets in Southeast Asia, Middle East/North Africa, and Latin America. We have limited experience operating in jurisdictions outside India and plan to continue our efforts to expand into other jurisdictions. Business operations in multiple jurisdictions and markets is difficult, time consuming and expensive, and any international expansion efforts that we may undertake may not be successful. In addition, conducting international operations subjects us to risks associated with operating in emerging markets, including but not limited to the following:

●	operational and compliance challenges caused by distance, language, and cultural differences, including but not limited to the additional cost and resources required to localize our services, the translation of our mobile app, website and platform into foreign languages, and the adaptation of our operations to local cultures and practices, and any changes in such cultures and practices;
●	unexpected and more restrictive laws and regulations, as amended from time to time, including those laws and regulations governing internet activities, peer-to-peer car sharing platforms, leasing or renting cars, insurance requirements, licensing and usage of vehicles, employment, tax, licensing and permitting, identify verification and screening, email and text messaging, collection and use of personal information, privacy and data protection, payment processing, currency regulation, auto insurance scores, or other third-party data sources for trust and safety screening purposes, and other activities important to our online business practices;
●	differing levels of technological compatibility with our platform and social acceptance of our brand and platform, and competition with companies that understand the local market better than we do or that have preexisting relationships with potential Hosts and Guests in those markets;
●	legal uncertainty regarding our liability for the actions of Hosts and Guests, including uncertainty resulting from unique local laws or a lack of clear precedent of applicable law;

●	dependency on third-party suppliers for the provision of essential business products/services including but not limited to IoT devices and software integrations in different jurisdictions.
●	difficulties in managing and staffing international operations, including uncertainties and difficulties related to our foreign employees’ membership in labor unions and work councils, as well as complexities associated with foreign employees’ entry into collective bargaining agreements that require less oversight and training by Zoomcar;
●	fluctuations in currency exchange rates;
●	higher levels of credit risk and payment fraud;
●	potentially adverse tax consequences, including the complexities of foreign value added tax systems and restrictions on the repatriation of earnings;
●	increased financial accounting and reporting burdens, in addition to complexities and difficulties relating to the implementation and maintenance of adequate internal controls;
●	difficulties in implementing and maintaining the financial systems and processes needed to enable compliance across multiple offerings and jurisdictions;
●	public health concerns or emergencies, such as the COVID-19 pandemic and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate;
●	managing operations in markets in which cash transactions are favored over credit or debit cards;
●	political, social, and economic instability abroad;
●	terrorist attacks, including data breaches and security concerns;
●	breakdowns in infrastructure, utilities, and other services;
●	exposure to a business culture in which improper business practices may be prevalent;
●	compliance with various anti-bribery laws; and
●	reduced or varied protection of intellectual property rights in some countries.

While we believe that the present regulatory environment in our target markets is generally favorable, this could and may change over time. If the regulatory environment in our target markets becomes more unfavorable for car sharing businesses, this could have a negative impact on our operations in these markets and could adversely impact our ability to achieve sustainable profitability in these markets.

Political changes in the Government of India could delay or affect the further liberalization of the Indian economy and materially and adversely affect economic conditions in India, generally, and our business, in particular.

Our business could be significantly influenced by economic policies adopted by the government of India. Since 1991, successive governments have pursued policies of economic liberalization and financial sector reforms. The government has at various times announced its general intention to continue India’s current economic and financial liberalization and deregulation policies. However, protests against such policies, which have occurred in the past, could slow the pace of liberalization and deregulation. The rate of economic liberalization could change, and specific laws and policies affecting foreign investment, currency exchange rates and other matters affecting investment in India could change as well. While we expect any new government to continue the liberalization of India’s economic and financial sectors and deregulation policies, there can be no assurance that such policies will be continued.

The government of India has traditionally exercised and continues to exercise influence over many aspects of the economy. Our business may be affected by interest rates, changes in policy, taxation, social and civil unrest and other political, economic or other developments in or affecting India.

A change in the government’s economic liberalization and deregulation policies could disrupt business and economic conditions in India generally, and specifically our business and operations, as substantially all of our business and operations are located in India. This could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may incur liability for the activities of Hosts or Guests, which could harm our reputation, increase our operating costs, and adversely affect our business, financial condition and operating results.

We may be found to be subject to liability for the activities of Hosts and Guests on our platform. For example, we have in the past received, and expect to continue to receive, complaints from Hosts regarding damage to, or loss, theft, or impounding of, their vehicles and requests for damage reimbursement, and from Guests regarding quality or serviceability of the vehicles, other safety and security issues, and actual or perceived discrimination in connection with Hosts declining trips and requests for reimbursement of their trip fees, as well as actual or threatened legal action against us if no reimbursement or perceived incomplete reimbursement is made. In addition, some of our Hosts may list or have listed vehicles on our platform in violation of their lease or financing agreements or personal automobile insurance policies, or in violation of applicable legal restrictions on subleasing. Except for the examination of vehicle registration certificates at the time of the Host onboarding and listing process, we do not screen vehicles for compliance with safety standards or make efforts to determine whether they are legally registered to be driven on public roads, and it is possible that some vehicle registration certificates may be forged, or some of our Hosts may list or have listed vehicles on our platform that fail to meet basic safety or legal requirements for a vehicle. Our trust and safety checks and qualification procedures may not be capable of identifying all quality and safety issues, including safety recalls, and our systems are not designed to identify legal, quality, and safety issues that may occur after initial sign-up. Consequently, we could be and have been subject to liabilities incurred from local or state regulators and courts regarding the activities of Hosts and Guests on our platform or related legal, safety, and security issues.

If we are found to be subject to liability or claims of liability relating to the acts of Hosts or Guests, or for failure to pay fees, fines, or taxes owed by them, we may be subject to negative publicity or other reputational harm, even if we are not found to be subject to such liability, and this may cause us to incur additional expenses, which could harm our business, results of operations, and financial condition.

Host, Guest, or third-party actions that are criminal, violent, inappropriate, dangerous, or fraudulent may undermine the trust and safety or perception of trust and safety of our marketplace and our ability to attract and retain Hosts and Guests, which could materially and adversely affect our reputation, business, results of operations, and financial condition.

We have no control over or ability to predict the actions of our Hosts, Guests, and other third parties, such as additional passengers in, or drivers of, vehicles booked on our platform, and we cannot guarantee the safety of our Hosts, Guests, and such third parties. From time to time, we may be subject to legal proceedings, including personal injury suits, claims, arbitrations, administrative proceedings, and government investigations or enforcement actions in the ordinary course of business. The actions of Hosts, Guests, and other third parties may result in fatalities, injuries, other bodily harm, assault, fraud, invasion of privacy, property damage, trespass, theft, including cases in which we are unable to recover the vehicle, discrimination, harassment, and libel, among other negative impacts, which could create potential legal or other substantial liabilities for us, Hosts, or Guests. For example, Hosts may incur and have incurred liability due to the unlawful actions of their Guests or other third parties Guests allow in the vehicle, such as traffic violations or other legal violations, and Guests may incur and have incurred liability due to the unlawful actions of their Hosts, such as vehicle or registration violations. In addition, there have been rare instances where Guests were pulled over or detained by police because the vehicles they were driving had been reported as stolen by the vehicle owner. Depending on the circumstances, Hosts or Guests may also attempt to assert liability on the part of Zoomcar for unlawful actions stemming from the use of vehicles available on our platform. Such liabilities could materially and adversely affect our reputation, business, results of operations, and financial condition.

In addition, we do not, and may not in the future, undertake to independently verify the safety, suitability, quality, and compliance with our policies or standards of our Hosts’ vehicles. We have created policies and standards to respond to certain issues reported with listings, but certain bookings may pose heightened safety risks to individual users because the underlying issues had never been reported to us. We rely, at least in part, on Hosts and Guests to investigate and enforce many of our policies and standards and report any issues with listings to us, and we cannot guarantee that they will do this promptly or accurately.

Moreover, we cannot conclusively verify the identity of all Guests, nor do we verify or screen third parties who may be present during a trip using a vehicle booked through our platform. While we do some limited screening of Hosts, our trust and safety processes focus primarily on Guests to reduce the risk of vehicle theft and motor vehicle accidents. Our identity verification processes rely on, among other things, information provided by users at onboarding and booking, and our ability to validate that information and we do not require users to re-verify their identity following their successful completion of the initial verification process or require Guests to provide documentation or notification of any updates regarding their driving record or license status. We may not identify instances of identity fraud where a Guest books a vehicle under another person’s identity for criminal or other unlawful purposes. Furthermore, we do not conduct criminal background checks or any other screening processes on Guests and their invitees in a vehicle booked through our platform. Given this ambiguity or potential change, it is possible that we are not now, or may not be in the future, compliant with those laws. Further, the use of criminal background checks or credit checks in our marketplace may open us up to allegations of discrimination. Therefore, we may be subject to negative publicity and incur additional expenses, which could harm our business, results of operations, and financial condition.

Our exposure to exchange rate fluctuations and the translation of local currency results into U.S. dollars could negatively impact our results of operations.

All of our business is transacted and/or denominated in foreign currencies, and fluctuations in currency exchange rates could have a significant impact on our results of operations, financial condition and cash flows. Increased currency volatility, particularly in the Indian Rupee, could also positively or negatively impact our foreign-currency-denominated costs, assets and liabilities. In addition, any devaluation of the Rupee relative to other foreign currencies could increase our operating expenses, adversely affecting our results of operations. Any of these factors could adversely affect our financial condition and results of operations in the future.

The effective tax rates governing car rental and car subscription in India could change.

The tax environment continues to evolve in India on a routine basis and remains relatively fluid compared to other more mature markets. The indirect tax rates associated with the Goods and Services Tax (GST) have changed on multiple occasions since the GST’s introduction in 2017. Any further increase in these indirect tax rates could result in a reduction in the Company’s operating cash flow, which could impair our future profitability.

The Indian government could reduce highway infrastructure investments, thereby making car travel significantly less appealing.

The Indian government is currently investing significantly in expanding the country’s underdeveloped network of interstate highways and expressways. Compared to more mature markets, the Indian civil infrastructure is under-invested across its 28 states and 8 Union territories. The development of new highways and expressways makes personal car transportation considerably more desirable, as new highway infrastructure could potentially reduce travel time and overall traffic congestion. These new highways and expressways also have the potential to mitigate low-speed vehicle intrusions on highways, which could potentially improve overall road safety. In the event that the Indian government slows down this investment due to macroeconomic considerations, our business could observe a negative impact on overall customer demand, which could reduce our future profitability.

We may have exposure to materially greater than anticipated tax liabilities.

The tax laws applicable to our business activities are subject to uncertainty and can be varied in the jurisdictions where we operate. Like many other multinational companies, we are subject to tax in diverse jurisdictions and have structured our operations to reduce our effective tax rate. The taxing authorities of the jurisdictions in which we operate have in the past, and may in the future, examine or challenge our methodologies for valuing developed technology, which could increase our worldwide effective tax rate and harm our financial position and operating results. Furthermore, our future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, changes in the valuation of our deferred tax assets and liabilities, or changes in tax laws, regulations, or accounting principles. We are subject to regular review and audit by the tax authorities in the jurisdictions where we operate, and currently face numerous income and other tax claims pending appeals before higher authorities in India. Any adverse outcome of such appeals could have an adverse effect on our financial position and operating results. In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by our management, and we have engaged in many transactions for which the ultimate tax determination remains uncertain. The ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made. Our tax positions or tax returns are subject to change, and therefore we cannot accurately predict whether we may incur material additional tax liabilities in the future, which could impact our financial position.

Our business is subject to extensive government regulation and oversight relating to the provision of payment and financial services.

The jurisdictions in which we operate and jurisdictions we may enter may have laws that govern payment and financial services activities. These laws govern, among other things, money transmission, prepaid access instruments, electronic funds transfers, anti-money laundering, counter-terrorist financing, banking, systemic integrity risk assessments, and cyber-security of payment processes. Our business operations, including our payments to Hosts and Guests, may not always comply with these financial laws and regulations. Regulators in certain jurisdictions may determine that certain aspects of our business are subject to these laws and could require us to obtain licenses to continue to operate in such jurisdictions. We have evaluated and will continue to critically evaluate our options for seeking applicable licenses and approvals in the jurisdictions where we operate to optimize our payment solutions and support the future growth of our business. Laws related to money transmission and online payments are evolving, and changes in such laws could affect our ability to provide payment processing on our platform in the same form and on the same terms as we have historically, or at all.

Historical or future non-compliance with these laws or regulations could result in significant criminal and civil lawsuits, penalties, forfeiture of significant assets, or other enforcement actions. Costs associated with fines and enforcement actions, as well as reputational harm, changes in compliance requirements, or limits on our ability to expand our product offerings, could harm our business.

Further, our payment system may be susceptible to illegal and improper uses, including money laundering, terrorist financing, fraudulent transactions, and payments to sanctioned parties. We have invested and will continue to invest substantial resources to comply with applicable anti-money laundering and sanctions laws, and conduct appropriate risk assessments and implement appropriate controls. Government authorities may seek to bring legal action against us if our payment system is used for improper or illegal purposes or if our enterprise risk management or controls are not adequately assessed, updated, or implemented appropriately, and any such action could result in financial or reputational harm to our business.

Our reported financial results may be adversely affected by changes in accounting principles.

The accounting for our business is complicated, particularly in the area of revenue recognition, and is subject to change based on the evolution of our business model, interpretations of relevant accounting principles, enforcement of existing or new regulations, and changes in SEC or other agency policies, rules, regulations, and interpretations, of accounting regulations. Changes to our business model and accounting methods could result in changes to our financial statements, including changes in revenue and expenses in any period, or in certain categories of revenue and expenses moving to different periods, may result in materially different financial results, and may require that we change how we process, analyze, and report financial information and our financial reporting controls.

We are subject to privacy laws and regulations, and compliance with these laws and regulations could impose significant compliance burdens.

The regulatory framework for privacy issues worldwide is currently in flux and is likely to remain so for the foreseeable future. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet have recently come under increased public scrutiny. The European Union’s privacy and data security regulation, the General Data Protection Regulation (“GDPR”), that went into effect in May 2018, requires companies to implement and remain compliant with regulations regarding the handling of personal data, including its use, protection and the ability of persons whose data is stored to correct or delete such data about themselves. Other countries in Asia, Europe and Latin America have passed or are considering similar privacy regulations, resulting in additional compliance burdens and uncertainty as to how some of these laws will be interpreted.

We receive, collect and store a large volume of personally identifiable data by processing car sharing transactions on our platform. This data is increasingly subject to legislation and regulations in numerous jurisdictions around the world.

For example, the Indian Information Technology Act, 2000, as amended, would subject us to civil liability to compensate for wrongful loss or gain arising from any negligence by us in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information that we possess in our computer systems, networks, databases and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information. The Digital Personal Data Protection Bill was proposed on November 18, 2022, which may have impact on the current regulatory environment with respect to the lawful use of personal data, cross border data transfers and additional compliances that may be invoked for organizations collecting and/or processing personal data. This bill is currently open for public consultation and if this or similar legislation is enacted, it may affect us in ways that we are currently unable to predict.

In Egypt, law entitled Protection of Personal Data (“Egyptian Data Protection Law”) issued under Resolution No. 151 of 2020 was enforced on July 13, 2020. This new law is still in a nascent stage and is pending release of the executive regulations for implementation of the data privacy obligation on entities and is also impending establishment of the Data Privacy Authority as envisaged under the law. Should these executive regulations and the Data Protection Centre (as contemplated in the Egypt Data Protection Law) be established in the near future, it may increase our burden of compliance.

Indonesia also witnessed ratification of the Personal Data Protection Act by enacting the Law No. 27 of 2022 on the Personal Data Protection (the “Indonesian PDP Law”) in September 2022, requiring entities (whether public or private) that handle the processing of personal data to ensure the protection of the data in their systems, both inside and outside of the Republic of Indonesia, in certain circumstances. The Indonesian PDP Law also imposes sanctions for the mishandling of personal data by an oversight body (yet to be set-up) through administrative and criminal sanctions against both individuals and even corporate entities (including but not limited to its management, controller, promoter, beneficial owner). It also places additional checks and measures on entities for cross border transfer of data.

Any liability we may incur for violation of such laws and regulations and related costs of compliance and other burdens may adversely affect our business and profitability. We could be adversely affected if legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, results of operations or financial condition.

The Business Combination may trigger anti-trust filings or approvals in the jurisdictions where Zoomcar operates. Failure to make anti-trust filings or obtain anti-trust approvals may jeopardize or delay the consummation of the Business Combination, result in additional expenditures of money and resources, and/or reduce the anticipated benefits of the Business Combination.

The Business Combination is subject to customary closing conditions. These closing conditions include, among others, the approval by the shareholders of IOAC and the stockholders of Zoomcar, the effectiveness of the Registration Statement, and receipt of the relevant third-party and governmental, including, to the extent applicable, approvals under the antitrust and competition laws of relevant jurisdictions.

Zoomcar has identified the following anti-trust and competition-related legal regimes as potentially applicable to the proposed Business Combination and plans to pursue the following actions with respect thereto in connection with the Business Combination.

In Indonesia, the competition law requires a mandatory post facto notification to the Business Competition Supervisory Commission (“KPPU”) within 30 days of the closing date of a merger transaction if (i) the total value of post-merger groups asset as a result of the merger or acquisition is more than $163 million (IDR 2,500,000,000,000), or (ii) turnover of the group will be more than $330 million (IDR 5,000,000,000,000) as a result of the merger or acquisition (to be ascertained all the way up to the ultimate holding companies). Provided that the merged entity meets any of the threshold for assets or the turnover, this filing may have to be undertaken and it may entail a costly and time-consuming interaction with the KPPU. Further, if the relevant filing is mandatory owing to the requisite thresholds being met, and the merged entity fails to make the notification within prescribed timelines, it may become susceptible to a fine to the tune of approximately $64,200 (IDR 1 billion) per day up to a total of approximately $1,604,300 (IDR 25 billion). Further, the mergers in general are open to scrutiny of KPPU for abuse of dominance in the Indonesian market, and it is likely that KPPU may scrutinize our Business Combination at any given point of time.

In Qatar, the proposed Business Combination must be reported to the Qatar freezone Authority (“QFZ”) to reflect the change in ultimate beneficial owner due to the consummation of the business combination. Zoomcar is in communication with QFZ and continues to provide QFZ with information requested regarding the proposed Business Combination.

These antitrust notifications and filings could delay the consummation of the Business Combination, though Zoomcar does not presently expect this to occur. Additionally, if Zoomcar fails to make anti-trust filings or obtain anti-trust approvals in the jurisdictions where we operate, New Zoomcar may be subject to fines, suspension of business or other legal or administrative proceedings, which may adversely affect New Zoomcar’s business, financial conditions and results of operations.

Failure to comply with labor laws and regulations may cause us to incur additional costs, which may affect our business, financial conditions and results of operations.

Our business operations are governed by various labor laws, regulations and government policies in multiple jurisdictions. The requirements for labor law compliance, may change from time to time in each jurisdiction. We may be unable to comply with all these requirements in time, or at all, or we may need to incur substantial costs to be compliant, which may adversely affect our business operations and financial condition.

For example, in Egypt, an employer is required to deduct the relevant taxes from the salary of its employees and remit the same to the tax authorities. Our Egypt subsidiary is currently in the process of remitting these taxes as deducted to the local tax authorities. Any delay of remittance may make us susceptible to penalty, notice and administrative action from tax authorities. Our Egypt subsidiary is also required to make social insurance registration with the local authorities and is currently in the process of registration. Any delay or failure to register may subject us to penalty, notice and administrative action from relevant local authorities.

In India, provisions were released between 2019 and 2021 relating to the contribution of provident fund, employee state insurance, and professional taxes by employers for the certain employees. Any delay or failure to make such contribution may result in penalties, interests, notices or other administrative actions by the relevant local authorities in India. As of February 1, 2023, Zoomcar India has incurred a penalty of less than USD $40,000 (based on the foreign exchange rates as of February 1, 2023) for failure to make timely contribution, which Zoomcar India plans to remit, with associated interest due, as instructed by the relevant local authority. This outstanding penalty and interest will continue to accrue unless paid in full, which could adversely affect our business, financial conditions and results of operations.

IOAC or New Zoomcar may be responsible for withholding taxes in connection with the issuance of shares as consideration in the Merger to certain Zoomcar India Stockholders, which obligation may be significant.

IOAC and Zoomcar have determined, and are continuing to assess, the possibility that the issuance by IOAC of securities as consideration to certain Zoomcar Stockholders that hold interests in Zoomcar India may result in a withholding tax obligation which, unless otherwise satisfied, may result in a significant liability to IOAC or to New Zoomcar which is not reflected in the pro forma financial statements included in this joint proxy statement/consent solicitation statement/prospectus. The amount of the associated withholding tax is currently being evaluated by IOAC and Zoomcar and by representatives of applicable Zoomcar Stockholder(s). The Merger Agreement provides that shares deposited in the Zoomcar India Escrow Account at Closing shall be disbursed to applicable Zoomcar India holders upon satisfactions of the relevant conditions set forth therein, which include satisfaction of withholding tax obligations. However, there can be no assurance that affected stockholders will timely make the withholding tax payments, if any, or that they will not dispute the amounts of withholding taxes that are required to be paid in connection with the issuance of Stockholder Merger Consideration to such holders, in which case New Zoomcar may be held liable for some or all of such withholding tax obligations, which could be material and which, if unsatisfied, could have material adverse consequences to Zoomcar’s reputation, financial condition and results of operations and, if required to be satisfied by New Zoomcar, could reduce, potentially materially, the proceeds to New Zoomcar from the proposed Business Combination.

The removal of the net tangible asset requirement in connection with the Business Combination may result in a depressed net tangible assets calculation for New Zoomcar, which may adversely affect the stock price of New Zoomcar following the Business Combination.

IOAC shareholders are being asked to adopt a proposed amendment to the Existing Organizational Documents prior to the Business Combination, which, in the judgement of the IOAC Board, may be necessary to facilitate the Business Combination. Net tangible assts are calculated as total assets, less intangible assets and total liabilities. Zoomcar’s financial statements reflect substantial intangible assets, such as goodwill and intangible assets, net. In addition, IOAC’s financial statements reflect substantial liabilities. Although the calculation of net tangible assets offers limited utility to understanding the operations of a business such as Zoomcar’s, the calculation of net tangible assets may be used by investors to determine the value of a company’s shares. Accordingly, the removal of the net tangible asset requirement and the resulting reduced tangible assets of New Zoomcar and may adversely affect the stock price of New Zoomcar following the Business Combination.

Risks Related to Being a Public Company

Our management team has limited experience managing a public company and may not successfully manage our transition to public company status.

Although Zoomcar has expended a significant amount of time, money and effort on preparing to be a public company, its management team has limited experience managing a publicly-traded company, interacting with public company investors and research analysts, and complying with the increasingly complex laws and requirements pertaining to public companies, including those related to timely public disclosures, financial reporting, internal controls and enterprise risk management. As a result, they may not successfully or efficiently manage their new and additional roles and responsibilities. Zoomcar’s transition to a public company is subject to significant regulatory oversight, reporting obligations under U.S. securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention of New Zoomcar’s senior management and could divert their attention away from the day-to-day management of New Zoomcar’s business, which could result in less time being devoted to New Zoomcar’s management and the achievement of New Zoomcar’s growth strategy and operational goals. Failure to adequately comply with the requirements of being a public company, including deficiencies in financial reporting or ineffective disclosure controls and procedures and internal control over financial reporting, could cause investors to lose confidence in New Zoomcar’s reported financial and other information and materially adversely affect New Zoomcar’s business, financial condition and results of operation, as well as severely negatively affect New Zoomcar’s stock price.

Following the Closing, New Zoomcar will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition, and operating results.

Following the Closing, New Zoomcar will face increased legal, accounting, administrative, and other costs and expenses as a public company that Zoomcar does not incur as a private company and these expenses may increase even more after New Zoomcar is no longer an “emerging growth company.” The Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board (“PCAOB”) and the securities exchanges and the listing standards of the Nasdaq, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require New Zoomcar to carry out activities Zoomcar has not done previously. For example, New Zoomcar will create new board committees, enter into new insurance policies, and adopt new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if management or New Zoomcar’s independent registered public accounting firm identifies material weaknesses in the internal control over financial reporting), New Zoomcar could incur additional costs rectifying those issues, the existence of those issues could adversely affect New Zoomcar’s reputation or investor perceptions of it and it may be more expensive to obtain director and officer liability insurance. Risks associated with New Zoomcar’s status as a public company may make it more difficult to attract and retain qualified persons to serve on the New Zoomcar Board or as executive officers. In addition, as a public company, New Zoomcar may be subject to stockholder activism, which can lead to substantial costs, distract management, and impact the manner in which New Zoomcar operates New Zoomcar’s business in ways New Zoomcar does not currently anticipate. As a result of disclosure of information in this joint proxy statement/consent solicitation statement/prospectus and in filings required of a public company, New Zoomcar’s business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, New Zoomcar’s business and results of operations could be materially adversely affected and even if the claims do not result in litigation or are resolved in New Zoomcar’s favor, these claims and the time and resources necessary to resolve them, could divert the resources of New Zoomcar’s management and adversely affect New Zoomcar’s business and results of operations. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting, and administrative activities. These increased costs will require New Zoomcar to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

The requirements of being a public company may strain our resources, divert management’s attention and affect its ability to attract and retain qualified board members.

After the completion of the Business Combination, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and any rules promulgated thereunder, as well as the rules of Nasdaq. The requirements of these rules and regulations increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on our systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight will be required and, as a result, management’s attention may be diverted from other business concerns. These rules and regulations can also make it more difficult for us to attract and retain qualified independent members of our board of directors. Additionally, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. The increased costs of compliance with public company reporting requirements and our potential failure to satisfy these requirements can have a material adverse effect on our operations, business, financial condition or results of operations.

If we fail to comply with the listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for our securities and make obtaining future debt or equity financing more difficult for us.

After the completion of the Business Combination, our common stock and warrants will be listed on Nasdaq under the symbols “ZCAR” and “ZCARW,” respectively. Our continued listing on the Nasdaq depends on having at least 300 round lot holders. Shares locked up pursuant to the lock-up agreements and the Proposed Bylaws will not be counted for purposes of the listing requirement. IOAC expects to be able to meet the required number of round lot holders as of the closing date. Nasdaq may delist our common stock or warrants from trading on its exchange for failure to meet the continued listing standards, including the round lot holders requirement. On March 31, 2023, we received a written notice from the Nasdaq Listing Qualifications Department indicating that we were not in compliance with Listing Rule 5450(b)(2)(A), requiring us to maintain a Market Value of Listed Securities (“MVLS”) of $50,000,000 for the continued listing of our securities on The Nasdaq Global Market. The notice is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of our securities on the Nasdaq Global Market. The letter states that we have 180 calendar days, or until September 27, 2023, to regain compliance with Listing Rule 5450(b)(2)(A). However, if our common stock or warrants are delisted and we are not able to list our common stock or warrants on another national securities exchange, our stockholders and warrantholders could face significant material adverse consequences, including limited availability of market quotations for our common stock and warrants and reduced liquidity for the trading of our securities. In addition, we could experience a decreased ability to issue additional securities and obtain additional financing in the future.

In order to satisfy our obligations as a public company, we will need to hire qualified accounting and financial personnel with appropriate public company experience.

As a newly public company, we will need to establish and maintain effective disclosure and financial controls and make changes in our corporate governance practices. We may need to hire additional accounting and financial personnel with appropriate public company experience and technical accounting knowledge, and it may be difficult to recruit and retain such personnel. Even if we are able to hire appropriate personnel, our existing operating expenses and operations will be impacted by the direct costs of their employment and the indirect consequences related to the diversion of management resources from research and development efforts.

New Zoomcar has no operating history as a publicly traded company, and its historical financial information is not necessarily representative of the results we would have achieved as a publicly traded company and may not be a reliable indicator of its future results.

The historical financial information included in this joint proxy statement/ consent solicitation statement/prospectus from Zoomcar’s operation as a private company does not necessarily reflect the results of operations and financial position we would have achieved as a publicly traded company during the periods presented, or those that we will achieve in the future. This is primarily because of the following factors:

●	Prior to the Business Combination, we operated as a private company. New Zoomcar’s historical financial information reflects allocations of corporate expenses as a private company. These allocations may not reflect the costs we will incur for similar services in the future as a publicly traded company.

●	New Zoomcar’s historical financial information does not reflect changes that we expect to experience in the future as a result of becoming a publicly traded company, including changes in the financing, insurance, cash management, operations, cost structure and personnel needs of New Zoomcar’s business. As a publicly traded entity, we may be unable to purchase goods, services and technologies, such as insurance and health care benefits and computer software licenses, or access capital markets, on terms as favorable to us as those we obtained as a private company prior to the Business Combination, and New Zoomcar’s results of operations may be adversely affected. In addition, Zoomcar’s historical financial data do not include an allocation of interest expense comparable to the interest expenses we may incur as a result of the Business Combination and related transactions, if any new financing arrangements are entered into between now and the close of the transaction.

Following the Business Combination, we also face additional costs and demands on management’s time associated with being a publicly traded company, including costs and demands related to corporate governance, investor and public relations and public reporting. Stockholder activism, the current political and social environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which will likely result in additional compliance costs and could impact the manner in which New Zoomcar operates its business in ways New Zoomcar cannot currently anticipate. For additional information about New Zoomcar’s past financial performance, see “Selected Historical Financial Data,” “Unaudited Pro Forma Statements,” “Zoomcar Management’s Discussion and Analysis of Financial Condition and Results of Operations” and New Zoomcar’s historical Consolidated Financial Statements and the Notes thereto included elsewhere in this proxy statement/prospectus/consent solicitation.

The Company may be subject to securities litigation, which is expensive and could divert management’s attention.

Following the Business Combination, the per share price of the common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities litigation, including class action litigation. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition, and results of operations. Any adverse determination in litigation could also subject the Company to significant liabilities.

Because New Zoomcar will become a publicly traded company by means other than a traditional underwritten initial public offering, New Zoomcar’s stockholders may face additional risks and uncertainties.

Because New Zoomcar will become a publicly traded company by means of consummating the Business Combination rather than by means of a traditional underwritten initial public offering, there is no independent third-party underwriter selling the shares of New Zoomcar’s common stock, and, accordingly, New Zoomcar’s stockholders will not have the benefit of an independent review and investigation of the type normally performed by an unaffiliated, independent underwriter in a public securities offering. Due diligence reviews typically include an independent investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents and independent analysis of the plan of business and any underlying financial assumptions. Although IOAC performed a due diligence review and investigation of Zoomcar in connection with the Business Combination, the lack of an independent due diligence review and investigation increases the risk of investment in New Zoomcar because IOAC’s due diligence review and investigation may not have uncovered facts that would be important to a potential investor.

If Zoomcar became a public company through an underwritten public offering, the underwriters would be subject to liability under Section 11 of the Securities Act for material misstatements and omissions in the initial public offering registration statement. In general, an underwriter is able to avoid liability under Section 11 if it can prove that, it “had, after reasonable investigation, reasonable ground to believe and did believe, at the time . . . the registration statement became effective, that the statements therein (other than the audited financial statements) were true and that there was no omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.”

In addition, the amount of due diligence conducted by IOAC and its advisors in connection with the Business Combination may not be as high as would have been undertaken by an underwriter in connection with an initial public offering of Zoomcar. Accordingly, it is possible that defects in Zoomcar’s business operations or problems with Zoomcar’s management that would have been discovered if Zoomcar conducted an underwritten public offering will not be discovered in connection with the Business Combination, which could adversely affect the market price of our common stock.

In addition, because there are no underwriters engaged in connection with the Business Combination, prior to the opening of trading on Nasdaq on the trading day immediately following the Closing Date, there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades on Nasdaq. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of New Zoomcar’s common stock on Nasdaq will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of shares of New Zoomcar’s common stock or helping to stabilize, maintain or affect the public price of New Zoomcar’s common stock following the Closing Date. Moreover, we will not engage in, and have not and will not, directly or indirectly, request the financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with New Zoomcar’s common stock that will be outstanding immediately following the Closing Date.

In addition, because New Zoomcar will not become a publicly traded company by means of a traditional underwritten initial public offering, security or industry analysts may not provide, or be less likely to provide, coverage of New Zoomcar. Investment banks may also be less likely to agree to underwrite secondary offerings on behalf of New Zoomcar than they might otherwise be if New Zoomcar became a publicly traded company by means of a traditional underwritten initial public offering because they may be less familiar with New Zoomcar as a result of more limited coverage by analysts and the media. The failure to receive research coverage or support in the market for New Zoomcar’s common stock could have an adverse effect on New Zoomcar’s ability to develop a liquid market for New Zoomcar’s common stock.

An active market for New Zoomcar’s securities may not develop, which would adversely affect the liquidity and price of New Zoomcar’s securities.

The price of New Zoomcar’s securities may vary significantly due to factors specific to New Zoomcar as well as to general market or economic conditions. Furthermore, an active trading market for New Zoomcar’s securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.

Future sales, or the perception of future sales, by New Zoomcar or its stockholders in the public market following the Business Combination could cause the market price for the New Zoomcar common stock to decline.

The sale of shares of New Zoomcar common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of New Zoomcar common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for New Zoomcar to sell equity securities in the future at a time and at a price that it deems appropriate.

Upon consummation of the Business Combination, it is currently expected that New Zoomcar will have a total of 62,022,452 shares of common stock outstanding (excluding the exercise of any Assumed Options and Assumed Warrants and assuming that (i) there are no redemptions of any shares by IOAC’s public shareholders in connection with the Business Combination, and (ii) no awards are issued under the Incentive Plan. All shares currently held by IOAC’s public shareholders and all of the shares issued in the Business Combination to existing Zoomcar Security Holders will be freely tradable without registration under the Securities Act, and without restriction by persons other than New Zoomcar’s “affiliates” (as defined under Rule 144 under the Securities Act, (“Rule 144”)), including New Zoomcar’s directors, executive officers and other affiliates).

Simultaneously with the execution and delivery of the Merger Agreement, certain stockholders of Zoomcar, who are expected to collectively own approximately 31.5% of the shares of New Zoomcar’s common stock outstanding following the Business Combination (based on the above assumptions and Zoomcar’s current stockholdings), agreed with IOAC pursuant to the Lock-Up Agreements, subject to certain exceptions, not to dispose of or hedge any of their shares of New Zoomcar common stock or securities convertible into or exchangeable for shares of New Zoomcar common stock during the period from the date of the Closing and ending (i) six months after the Closing and (ii) subsequent to the Transaction, (x) if the last sale price of New Zoomcar common stock equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing; or (y) the date on which New Zoomcar completes a liquidation, merger, capital stock exchange, reorganization or other similar transactions that result in all of New Zoomcar’s stockholders having the right to exchange their shares for cash, securities or other property.

In addition, the shares of New Zoomcar common stock reserved for future issuance under the Incentive Plan will become eligible for sale in the public market once those shares are issued, subject to any applicable vesting requirements, lockup agreements and other restrictions imposed by law. A total number of shares representing 12% of the fully diluted outstanding shares of the New Zoomcar common stock immediately following consummation of the Business Combination are expected to be reserved for future issuance under the Incentive Plan. New Zoomcar is expected to file one or more registration statements on Form S-8 under the Securities Act to register shares of New Zoomcar common stock or securities convertible into or exchangeable for shares of New Zoomcar common stock issued pursuant to the Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

In the future, New Zoomcar may also issue its securities in connection with investments or acquisitions. The amount of shares of New Zoomcar common stock issued in connection with an investment or acquisition could constitute a material portion of the then-outstanding shares of New Zoomcar common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to the New Zoomcar stockholders.

IOAC currently is, and New Zoomcar will be, an “emerging growth company” and a “smaller reporting company,” and if New Zoomcar takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

IOAC is currently and, following the consummation of the Business Combination, New Zoomcar will be, an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. New Zoomcar may continue to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, New Zoomcar stockholders may not have access to certain information they may deem important. We cannot predict whether investors will find securities issued by New Zoomcar less attractive because New Zoomcar will rely on these exemptions. If some investors find those securities less attractive as a result of its reliance on these exemptions, the trading prices of New Zoomcar’s securities may be lower than they otherwise would be, there may be a less active trading market for New Zoomcar’s securities and the trading prices of New Zoomcar’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards.

The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. IOAC has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, New Zoomcar, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New Zoomcar’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

New Zoomcar will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the closing of the IPO, (ii) the last day of the fiscal year in which New Zoomcar has total annual gross revenue of at least $1.235 billion; (iii) the last day of the fiscal year in which New Zoomcar is deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of New Zoomcar common stock held by non-affiliates was equal to or exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which New Zoomcar has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Further, New Zoomcar will also be a “smaller reporting company” as defined in the Exchange Act. New Zoomcar may continue to be a smaller reporting company even after we are no longer an emerging growth company. New Zoomcar may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as the market value of New Zoomcar’s voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our voting and non-voting common stock held by non-affiliates was less than $700 million measured on the last business day of our second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of its financial statements with other public companies difficult or impossible.

If securities or industry analysts do not publish research or reports about New Zoomcar’s business, if they change their recommendations regarding New Zoomcar’s common stock or if New Zoomcar’s operating results do not meet their expectations, New Zoomcar’s common stock price and trading volume could decline.

The trading market for New Zoomcar’s common stock will depend in part on the research and reports that securities or industry analysts publish about New Zoomcar or its businesses. If equity research analysts do not commence coverage of New Zoomcar, the trading price for New Zoomcar’s common stock could be negatively impacted. To the extent equity research analysts do provide research coverage of our common stock, we will not have any control over the content and opinions included in their reports. The trading price of New Zoomcar’s common stock could decline if one or more equity research analysts downgrade New Zoomcar’s securities or publish unfavorable research about its businesses, or if New Zoomcar’s operating results do not meet analyst expectations. If any equity research analysts cease coverage of New Zoomcar or fail to publish reports on New Zoomcar regularly, demand for New Zoomcar’s common stock could decrease, which could cause the price and trading volume of New Zoomcar’s common stock to decline.

Risks Related to our Structure and Governance

Delaware law and the Proposed Organizational Documents will contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Proposed Charter and the Proposed Bylaws that will be in effect following consummation of the Business Combination, and the DGCL, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the New Zoomcar Board and therefore depress the trading price of the New Zoomcar common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the Zoomcar Board or taking other corporate actions, including effecting changes in the management of New Zoomcar. Among other things, the Proposed Charter and the Proposed Bylaws include provisions regarding:

●	the ability of the New Zoomcar Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
●	the limitation of the liability of, and the indemnification of, New Zoomcar directors and officers;
●	the exculpation of directors and officers of liability for breach of fiduciary duties to the fullest extent permitted by Delaware law;
●	the exclusive right of a majority of the New Zoomcar Board, even if less than a quorum, to elect a director to fill a vacancy created by the expansion of the New Zoomcar Board or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on the New Zoomcar Board;
●	the requirement that a special meeting of stockholders may be called exclusively by the Chairman of the Board, the Chief Executive Officer, President or other executive officer of the New Zoomcar, or by an action of the New Zoomcar Board, or by the written request of the New Zoomcar stockholders of record, and only of record, owning not less than sixty-six and two-thirds percent (66 2/3%) of the entire capital stock of the New Zoomcar issued and outstanding and entitled to vote, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;
●	controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;
●	the requirement for the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the voting stock, voting as a single class, to amend, alter, change or repeal any provision of the Proposed Bylaws, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the New Zoomcar Board and also may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

●	the ability of the New Zoomcar Board to amend the Proposed Bylaws, which may allow the New Zoomcar Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Proposed Bylaws to facilitate an unsolicited takeover attempt;
●	advance notice procedures with which stockholders must comply to nominate candidates to the New Zoomcar Board, which could delay changes in the New Zoomcar Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of New Zoomcar; and
●	a New Zoomcar Board that is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the New Zoomcar Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of New Zoomcar.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the New Zoomcar Board or management.

Any provision of the Proposed Charter, the Proposed Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for stockholders to receive a premium for their shares of New Zoomcar capital stock and could also affect the price that some investors are willing to pay for New Zoomcar common stock.

The Proposed Charter will designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between New Zoomcar and its stockholders, and it will also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act and the Exchange Act, which could limit the ability of New Zoomcar’s stockholders to choose a judicial forum for disputes with New Zoomcar or its directors, officers, or employees.

The Proposed Charter, which will become effective upon the Closing, will provide that, unless New Zoomcar consents in writing to the selection of an alternative forum, the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on its behalf (other than derivative actions brought to enforce the Exchange Act and the rules promulgated thereunder), (ii) any action asserting a claim of breach of a fiduciary duty owed by any of its directors, officers, or other employees to New Zoomcar or its stockholders, (iii) any action arising pursuant to any provision of the DGCL, or New Zoomcar’s charter or bylaws, or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware. The Proposed Charter will also provide that, unless New Zoomcar consents in writing to an alternative forum, the United States District Court for the District of Delaware will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, the rules promulgated under those acts, and claims ancillary to causes of action arising under the Securities Act and the Exchange Act. The exclusive forum provision will be applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in any of New Zoomcar’s securities shall be deemed to have notice of and consented to this provision. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, or could result in increased costs for a stockholder to bring a claim, particularly if they do not reside in or near Delaware, both of which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, New Zoomcar may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect the New Zoomcar’s business and financial condition.

Upon completion of the Business Combination, the rights of holders of New Zoomcar’s common stock arising under the DGCL will differ from and may be less favorable to the rights of holders of IOAC’s ordinary shares arising under Cayman Islands law.

Upon completion of the Business Combination, the rights of holders of New Zoomcar’s common stock will arise under the DGCL. The DGCL contains provisions that differ in some respects from those in the Cayman Islands Companies Act, and, therefore, some rights of holders of New Zoomcar’s common stock could differ from the rights that holders of IOAC ordinary shares currently possess. For instance, while class action lawsuits are generally not available to shareholders under Cayman Islands law, such actions are generally available under Delaware law. This change could increase the likelihood that New Zoomcar becomes involved in costly litigation, which could have a material adverse effect on New Zoomcar’s business, results of operations, and common stock price.

For a more detailed description of the rights of holders of New Zoomcar’s common stock under the DGCL and how they may differ from the rights of holders of IOAC ordinary shares under Cayman Islands law, please see the section entitled “Proposal No. 2 — The Domestication Proposal — Comparison of Corporate Governance and Shareholders.”

Risks Related to the Business Combination and IOAC

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect IOAC’s business, including its ability to complete the Business Combination, and results of operations.

IOAC is subject to laws and regulations enacted by national, regional and local governments. In particular, IOAC is required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on IOAC’s business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on IOAC’s business, including its ability to complete the Business Combination, and results of operations.

Our Sponsor has agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote.

Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor has agreed, among other things, (i) from the date of the Merger Agreement until the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms, to not redeem any ordinary shares held by it and (ii) prior to the consummation of Business Combination or the termination of the Merger Agreement, to vote or cause to be voted, all of the IOAC shares beneficially owned by the Sponsor, at every meeting of the shareholders of IOAC at which such matters are considered and at every adjournment or postponement thereof: in favor of the approval and adoption of the Merger Agreement and the Business Combination, including the Purchaser Shareholder Approval Matters (as defined in the Merger Agreement); and (ii) in favor of any other matter reasonably necessary to the consummation of the Business Combination and considered and voted upon by the shareholders of IOAC; (b) appear at any meeting of the shareholders of IOAC at which IOAC’s shareholders are voting to approve the Purchaser Shareholder Approval Matters, and in any action by written consent of the shareholders of IOAC to approve the Purchaser Shareholder Approval Matters, for purposes of constituting a quorum and (c) with the exception of the Adjournment Proposal, if presented for consideration by IOAC’s shareholders, vote at any meeting of the shareholders of Purchaser, and in any action by written consent of the shareholders of IOAC, against any proposals that would impede the consummation of the Business Combination contemplated by the Merger Agreement in any manner. No consideration was provided to the Sponsor in exchange for agreeing to vote in favor of the Business Combination.

As of the date of this joint proxy statement/consent solicitation statement/prospectus, the Sponsor owns approximately 74.9% of the issued and outstanding ordinary shares.

The consummation of the Business Combination is subject to a number of conditions, and if those conditions are not satisfied or waived, the Merger Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

The Merger Agreement conditions closing of the Business Combination to a number of conditions, including but not limited to, approval of the Merger Agreement by Zoomcar stockholders, approval of the proposals required to effect the Business Combination by IOAC shareholders, receipt of certain regulatory approvals, effectiveness of the registration statement of which this joint proxy statement/consent solicitation statement/prospectus is a part, approval of the shares of New Zoomcar common stock to be issued to

Zoomcar stockholders for listing on Nasdaq, the accuracy of the representations and warranties by both parties (subject to the materiality standards set forth in the Merger Agreement), the Minimum Cash Condition, and the performance by both parties of their covenants and agreements (subject to the materiality standards set forth in the Merger Agreement). These closing conditions may not be fulfilled in a timely manner or at all, and, accordingly, the Business Combination may not be completed. In addition, the parties can mutually decide to terminate the Merger Agreement at any time, before or after shareholder approvals, or IOAC or Zoomcar may elect to terminate the Merger Agreement in certain other circumstances.

If the Business Combination does not qualify as a “reorganization” under Section 368(a) of the United States Internal Revenue Code, Zoomcar common stockholders may be required to pay additional U.S. federal income taxes.

The mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

No ruling has been, or will be, sought by IOAC or Zoomcar from the IRS with respect to the Business Combination and there can be no assurance that the IRS will not challenge the qualification of the Business Combination as a “reorganization” under Section 368(a) of the Code or that a court would not sustain such a challenge. If the IRS successfully challenges the reorganization status of the Business Combination, U.S. holders may be treated as if they sold their Zoomcar common stock in a fully taxable transaction.

For additional information, see the section entitled “Proposal No. 3 — The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to IOAC Shareholders.” The tax consequences to you of the Business Combination will depend on your particular facts and circumstances. Please consult your own tax advisor as to the tax consequences of the mergers in your particular circumstances, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.

Some of IOAC’s officers and directors may have conflicts of interest that may influence or have influenced them to support or approve the Business Combination without regard to your interests or in determining whether New Zoomcar is appropriate for IOAC’s initial business combination.

The personal and financial interests of IOAC’s Sponsor, officers and directors may influence or have influenced their motivation in identifying and selecting a target for an initial business combination, their support for completing the Business Combination and the operation of New Zoomcar following the Business Combination.

IOAC’s Sponsor owns 8,050,000 Class B ordinary shares, which were initially acquired prior to IOAC’s IPO for a purchase price of $0.003 per share, and 960,000 Class A ordinary shares, which were initially acquired in a private placement that closed simultaneously with the IPO, and IOAC’s officers have pecuniary interests in such ordinary shares through indirect ownership interests in the Sponsor. Such shares had an aggregate market value of approximately $           based on the last sale price of $           per share on Nasdaq on           , 2023, the record date. The Existing Organizational Documents require IOAC to complete an initial business combination (which will be the Business Combination should it occur) by July 29, 2023, unless extended by IOAC’s shareholders (the “Combination Period”). If an initial business combination is not completed and IOAC is forced to wind up, dissolve and liquidate in accordance with the Existing Organizational Documents, the 2,405,000 ordinary shares currently held by IOAC’s Sponsor and independent directors, respectively, and the Private Placement Shares held by the Sponsor will be worthless (as the holders have waived liquidation rights with respect to such ordinary shares).

IOAC’s Sponsor, directors and officers, and their respective affiliates have incurred significant out-of-pocket expenses in connection with performing due diligence on suitable targets for business combinations and the negotiation of the Business Combination. At the Closing of the Business Combination, IOAC’s Sponsor, directors and officers, and their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on IOAC’s behalf such as identifying potential target businesses and performing due diligence on suitable targets for business combinations. If an initial business combination is not completed prior to July 29, 2023, or such later date as approved by IOAC’s shareholders) IOAC’s Sponsor, directors and officers, or any of their respective affiliates will not be eligible for any such reimbursement. On April 17, 2021, the Sponsor agreed to loan IOAC up to $300,000 to be used for the payment of costs related to the IPO. The promissory note (the “IPO Promissory Note”) was non-interest bearing, unsecured and due on the earlier of December 31, 2021 or the closing of the IPO. The IPO Promissory Note, in the outstanding amount of $122,292, was repaid following the consummation of the IPO on November 5, 2021.  As of December 31, 2022, there was no amount outstanding under the IPO Promissory Note. On September 7, 2022, IOAC issued, with IOAC Board approval, an unsecured promissory note (the “September 2022 Note”), in the amount of up to $500,000 to Ananda Trust, an affiliate of the Sponsor and of Mohan Ananda and Elaine Price, Chief Executive Officer and Chief Financial Officer of IOAC, respectively. The

September 2022 Note bears no interest, and the principal balance is payable on the date of the consummation of IOAC’s initial business combination. On or before the maturity date, Ananda Trust has the option to convert all or any portion of the principal outstanding under the September 2022 Note into Class A ordinary shares of IOAC at a conversion price of $10.00 per share. The terms of such shares, if any, would be identical to the terms of the Private Placement Shares.On January 3, 2023, IOAC issued, with IOAC Board approval, an unsecured promissory note (the “January 2023 Note”), in the amount of up to $500,000 to Ananda Trust. The January 2023 Note bears no interest and is non-convertible. The principal balance is payable on the date of the consummation of IOAC’s initial business combination. On May 10, 2023, IOAC issued, with IOAC Board approval, an unsecured promissory note (the “May 2023 Note”), in the amount of up to $500,000 to the Sponsor. The May 2023 Note bears no interest, and it is non-convertible. The principal balance is payable on the date of the consummation of IOAC’s initial business combination. As of June 20, 2023, there was $1,400,000 of working capital loans outstanding, including $500,000 under the September 2022 Note. $500,000 under the January 2023 Note and $400,000 under the May 2023 Note. If the Business Combination or another initial business combination is not consummated, the September 2022 Note and the January 2023 Note may not be repaid to Ananda Trust, in whole or in part, and the May 2023 Note may not be repaid to the Sponsor, in whole or in part.

On January 19, 2023, IOAC issued the Extension Note to the Sponsor. As of March 31, 2023, $495,000 was outstanding under the Extension Note. If the Business Combination or another initial business combination is not consummated, the Extension Note may not be repaid to Sponsor, in whole or in part.

In addition, on October 13, 2022, Ananda Trust entered into the Ananda Trust Subscription Agreement to subscribe for 1,000,000 newly issued shares of New Zoomcar common stock at a purchase price of $10.00 per share, contingent upon the Closing. Furthermore, simultaneously with the signing of the Merger Agreement, Ananda Trust completed the Ananda Trust Investment, in exchange for the Ananda Trust Note. Ananda Trust’s payment obligations under the Ananda Trust Subscription Agreement will be offset against the repayment obligations of Zoomcar under the Ananda Trust Note upon the Closing.

The value of the founder shares and the Private Placement Shares following completion of the Business Combination is likely to be substantially higher than the price paid for them, even if the trading price of the New Zoomcar common stock at such time is substantially less than $10.00 per share.

The Sponsor has invested in IOAC an aggregate of $9,625,000, comprised of the $25,000 purchase price for the founder shares and the $9,600,000 purchase price for the Private Placement Shares. Assuming a trading price of $10.00 per share upon consummation of the Business Combination, the 8,050,000 founder Shares would have an aggregate implied value of $80,500,000. Even if the trading price of the New Zoomcar common stock were as low as approximately $1.07 per share, the value of the founder shares and the Private Placement Shares (assuming the same $10.00 price) would be equal to the Sponsor’s initial investment in IOAC. As a result, the Sponsor is likely to be able to recoup its investment and make a substantial profit on that investment, even if the public shares have lost significant value. Accordingly, the IOAC management team, which owns interests in the Sponsor, may have an economic incentive that differs from that of the public shareholders to pursue and consummate the Business Combination rather than to liquidate and to return all of the cash in the trust to the public shareholders. For the foregoing reasons, you should consider the IOAC management team’s financial incentive to complete the Business Combination when evaluating whether to redeem your shares prior to or in connection with the Business Combination.

The exercise of IOAC’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether changes to the terms of the Business Combination or waivers of conditions are appropriate and in IOAC’s shareholders’ best interest.

In the period leading up to the closing of the Business Combination, events may occur that, pursuant to the Merger Agreement, may require IOAC to agree to amend the Merger Agreement, to consent to certain actions taken by Zoomcar or to waive rights that IOAC is entitled to under the Merger Agreement. Such events could arise because of changes in the course of Zoomcar’s business, a request by Zoomcar to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on Zoomcar’s business and would entitle IOAC to terminate the Merger Agreement. In any of such circumstances, it would be at IOAC’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he or they may believe is best for IOAC and its shareholders and what he or they may believe is best for himself or themselves in determining whether or not to take the requested action. As of the date of this joint proxy statement/consent solicitation statement/prospectus, IOAC does not believe there will be any changes or waivers that IOAC’s directors and executive officers would be likely to make after shareholder approval of the Business

Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, IOAC will circulate a new or amended joint proxy statement/consent solicitation statement/prospectus and resolicit IOAC’s shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Business Combination Proposal. Any amendments to or waivers of the Merger Agreement require the approval of the Special Committee pursuant to the terms of the Merger Agreement.

Some of the Zoomcar and IOAC officers and directors may be argued to have conflicts of interest that may influence them to support or approve the Business Combination without regard to your interests.

Certain officers and directors of Zoomcar and IOAC participate in arrangements that provide them with interests in the Business Combination that may be different from yours, including, among others, the continued service as an officer or director of New Zoomcar, severance benefits, equity grants, continued indemnification and the potential ability to sell an increased number of shares of common stock of New Zoomcar. If the Business Combination is not consummated and IOAC is forced to wind up, dissolve and liquidate in accordance with the Current Charter. Accordingly, the Sponsor and IOAC’s current executive officers and directors, have interests that may be different from, or in addition to, your interests as a shareholder. These interests, among others, may influence the officers and directors of IOAC and Zoomcar to support or approve the Business Combination.

A portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if New Zoomcar’s business is doing well.

Sales of a substantial number of shares of the common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of the common stock. While the Sponsor has agreed, and will continue to be subject, to certain restrictions regarding the transfer of the common stock, these shares may be sold after the expiration of the applicable restrictions. New Zoomcar may file one or more registration statements prior to or shortly after the closing of the Business Combination to provide for the resale of such shares from time to time. As restrictions on resale end and the registration statements are available for use, the market price of the common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

If permitted Financing Transactions are not identified by IOAC or such Financing Transactions, if identified, fail to close and sufficient shareholders exercise their redemption rights in connection with the Business Combination, IOAC may lack sufficient funds to consummate the Business Combination.

Financing Transactions may not be identified by IOAC and if identified, may not close in connection with the Business Combination. Furthermore, raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. If a larger number of shares are submitted for redemption than IOAC currently expects and such redemptions or other conditions are determined to result in a failure to satisfy the Minimum Cash Condition, or if the NTA Proposal is not approved, the net tangible asset requirement set forth in the Existing Organizational Documents, IOAC may lack sufficient funds to consummate the Business Combination.

For information on the consequences if the Business Combination is not completed or must be restructured, please see the section of this joint proxy statement/consent solicitation statement/prospectus entitled “Risk Factors — Risks Related to the Business Combination and IOAC.”

Subsequent to the completion of the Business Combination, New Zoomcar may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

IOAC cannot assure you that the due diligence IOAC has conducted on New Zoomcar will reveal all material issues that may be present with regard to New Zoomcar, or that factors outside of IOAC’s or New Zoomcar’s control will not later arise. As a result of unidentified issues or factors outside of IOAC’s or New Zoomcar’s control, New Zoomcar may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. Even if IOAC’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with the preliminary risk analysis conducted by IOAC. Even though these charges may be non-cash items that would not have an immediate impact on New Zoomcar’s liquidity, the fact that New Zoomcar reports charges of this nature could contribute to negative market perceptions about New Zoomcar or its securities. In addition, charges of this nature may cause New Zoomcar to violate leverage or other covenants to which it may be subject. Accordingly, any shareholders who choose to remain shareholders following the Business Combination could suffer a reduction in the value of their shares from any such write-down or write-downs.

Zoomcar has been and may continue to be subject to changing economic or market conditions.

The IOAC Board, based in part on the unanimous recommendation of the Special Committee, in October 2022 approved IOAC’s entry into the Merger Agreement and the Business Combination, and has unanimously recommended IOAC’s shareholders vote or give instruction to vote “FOR” each of these Proposals. Shareholders should be aware that since that date Zoomcar’s business has been and will continue to be subject to changing economic or market conditions and a number of other events and factors such as those listed in “Risk Factors — Risks Related to Zoomcar’s Business”, many of which are beyond IOAC’s and Zoomcar’s control. Such adverse or changing economic or market conditions and other events and factors may adversely affect New Zoomcar’s business, financial condition and results of operations and/or the stock price of New Zoomcar following the Business Combination.

There can be no assurance that the shares of the common stock that will be issued in connection with the Business Combination will be approved for listing on the Nasdaq following the Closing, or that New Zoomcar will be able to comply with the continued listing rules of the Nasdaq.

In connection with the Business Combination and as a condition to Zoomcar’s obligations to complete the Business Combination, IOAC will be required to demonstrate that the IOAC securities issued pursuant to the Business Combination are in compliance with the Nasdaq’s initial listing requirements. IOAC cannot assure you that the IOAC securities to be issued in connection with the Business Combination will satisfy Nasdaq’s initial listing requirements, in which case Zoomcar will not be obligated to complete the Business Combination.

Even if IOAC demonstrates that the IOAC securities issued pursuant to the Business Combination satisfy the Nasdaq’s initial listing requirement, there is no assurance that New Zoomcar will be able to satisfy Nasdaq’s continued listing requirements. Even if New Zoomcar’s common stock and warrants are approved for listing on the Nasdaq, New Zoomcar may not meet the Nasdaq continued listing requirements following the Business Combination.

If the Nasdaq delists New Zoomcar’s securities from trading on its exchange and New Zoomcar is not able to list its securities on another national securities exchange, New Zoomcar’s securities could be quoted on an over-the-counter market. If this were to occur, New Zoomcar could face significant material adverse consequences, including:

●	a limited availability of market quotations for its securities;
●	reduced liquidity for its securities;
●	a determination that the New Zoomcar’s common stock is a “penny stock” which will require brokers trading in the common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for New Zoomcar’s securities;
●	a decreased ability to issue additional securities or obtain additional financing in the future.

The continued eligibility for listing of Zoomcar’s securities may depend on, among other things, the number of public shares of IOAC that are redeemed.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because IOAC’s units, common stock and warrants are listed on the Nasdaq, IOAC’s units, Class A ordinary shares and warrants qualify as covered securities under the statute. Although the states are preempted from regulating the sale of IOAC’s securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While IOAC is not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if IOAC was no longer listed on the Nasdaq, IOAC’s securities would not qualify as covered securities under the statute and IOAC would be subject to regulation in each state in which IOAC offers its securities.

IOAC’s public shareholders will experience dilution due to the issuance to existing Zoomcar equity holders of securities entitling them to a significant voting stake in New Zoomcar.

Based upon the assumptions described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” IOAC’s current public shareholders, Ananda Trust and the Sponsor would hold in the aggregate approximately 4.9%, 1.6% and 14.5%, respectively, of the outstanding economic interests in New Zoomcar (in each case, assuming no redemptions by IOAC’s public shareholders), following the consummation of the Business Combination. Assuming maximum redemptions by IOAC’s public shareholders and subject to the other assumptions described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” IOAC’s non-redeeming public shareholders, Ananda Trust and the Sponsor would hold in the aggregate approximately 3.5%, 1.6% and 14.8%, respectively, of the outstanding economic interests in New Zoomcar following the consummation of the Business Combination. Without limiting the other assumptions described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” these ownership percentages do not take into account:

●	any warrants or options to purchase the common stock that will be outstanding following the Business Combination;
●	any equity awards that may be issued by New Zoomcar; and
●	the Earnout Shares.

If any ordinary shares are redeemed in connection with the Business Combination, the percentage of New Zoomcar’s outstanding voting stock held by the current holders of IOAC will decrease relative to the percentage held if none of the ordinary shares are redeemed. To the extent that any of the outstanding warrants are exercised for shares of common stock, IOAC’s existing shareholders may experience substantial dilution.

IOAC public shareholders who do not redeem their Class A ordinary shares will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management of New Zoomcar.

Upon the issuance of New Zoomcar common stock in connection with the Business Combination, the percentage ownership of public shareholders who do not redeem their ordinary shares will be diluted. The percentage of the New Zoomcar common stock that will be owned by public shareholders as a group will vary based on the number of ordinary shares for which the holders thereof request redemption in connection with the Business Combination. To illustrate the potential ownership percentages of public shareholders under different redemption levels, based on the number of issued and outstanding ordinary shares on March 31, 2023, and based on the New Zoomcar common stock expected to be issued in the Business Combination and the common stock expected to be issued pursuant to the Ananda Trust Subscription Agreement, non-redeeming public shareholders, as a group, will own:

●	if there are no redemptions of public shares, 4.9% of New Zoomcar’s common stock expected to be outstanding immediately after the Business Combination; or
●	if there are maximum redemptions, 3.5% of New Zoomcar’s common stock expected to be outstanding immediately after the Business Combination.

Because of this, public shareholders, as a group, will have less influence on the board of directors, management and policies of New Zoomcar than they now have on the board of directors, management and policies of IOAC. For further discussion of the assumptions underlying the no redemptions, 50% redemptions, and maximum redemptions scenarios set forth above, please see “Unaudited Pro Forma Condensed Combined Financial Information.”

To the extent any shares are issued in any Private Financing or due to adjustments made to Zoomcar’s warrants with respect to any Earnout Shares, IOAC public shareholders’ ownership of New Zoomcar common stock will be further diluted.

IOAC has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement. As such, there is a risk that IOAC will be unable to continue as a going concern if it does not consummate an initial business combination by July 29, 2023 (unless extended by IOAC’s shareholders). If IOAC is unable to effect an initial business combination by July 29, 2023, IOAC will be forced to liquidate and its warrants will expire worthless.

IOAC is a blank check company, and as it has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement, there is a risk that IOAC will be unable to continue as a going concern if it does not consummate an initial business combination by July 29, 2023 (unless extended by IOAC shareholders). Unless IOAC amends its Existing Organizational Documents (which would require the affirmative vote of the holders of 65% of all then outstanding ordinary shares) and certain other agreements into which IOAC has entered to expand the life of IOAC, if IOAC does not complete an initial business combination by July 29, 2023, IOAC will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to IOAC to pay its income taxes, if any, divided by the number of the then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of IOAC’s remaining shareholders and its board of directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to IOAC’s warrants, which will expire and be worthless if IOAC fails to consummate an initial business combination by July 29, 2023, or such later date as may be approved by IOAC’s shareholders. The Existing Organizational Documents provide that, if it winds up for any other reason prior to the consummation of the initial business combination, IOAC will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law. In such case, based on the amount of funds on deposit in the Trust Account as of the record date, IOAC’s public shareholders would receive only approximately $       per public share upon the redemption of their shares and their warrants would expire worthless.

Because the market price of shares of New Zoomcar common stock will fluctuate, Zoomcar’s stockholders cannot be certain of the value of the merger consideration they will receive until the Closing of the Business Combination.

Upon completion of the Business Combination, each share of Zoomcar common stock and Zoomcar preferred stock will be converted into the right to receive shares of New Zoomcar common stock. The stock component of the merger consideration that Zoomcar stockholders will receive is a fixed number of shares of New Zoomcar common stock; it is not a number of shares with a particular fixed market value. The market price of New Zoomcar common stock at the Closing of the Business Combination may vary significantly from its price on the date the Merger Agreement was executed or on other dates, including the date on which Zoomcar stockholders provide written consent to the adoption of the Merger Agreement and the transactions contemplated thereby. Stock price changes may result from a variety of factors, including changes in the business, operations, or prospects of IOAC, regulatory considerations, and general business, market, industry, or economic conditions. Many of these factors are outside of the control of IOAC and Zoomcar.

IOAC has a limited ability to assess the management of Zoomcar’s business and, as a result, cannot assure you that Zoomcar’s management has all the skills, qualifications, or abilities to manage a public company.

IOAC’s ability to assess Zoomcar’s management may be limited due to a lack of time, resources, or information. IOAC’s assessment of the capabilities of Zoomcar’s management, therefore, may prove to be incorrect, and Zoomcar management may lack the skills, qualifications, or abilities that IOAC believed Zoomcar management had. Should Zoomcar’s management not possess the skills, qualifications, or abilities necessary to manage a public company, the operations and profitability of New Zoomcar post- Business Combination may be negatively impacted.

Zoomcar stockholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.

Zoomcar stockholders currently have the right to vote in the election of the Zoomcar Board and on other matters requiring stockholder approval under Delaware law and the existing Zoomcar charter and bylaws. Upon completion of the Business Combination, Zoomcar stockholders who become New Zoomcar stockholders will have a percentage ownership of New Zoomcar that is smaller than such ownership of Zoomcar. Additionally, two of the expected seven members of the New Zoomcar Board following the Business Combination will be appointed by IOAC prior to the Closing. Based on the number of issued and outstanding IOAC ordinary shares, Zoomcar common stock and Zoomcar preferred stock immediately prior to the Effective Time, and based on the Conversion Ratio applicable to the Business Combination (the “Conversion Ratio”), Zoomcar stockholders, as a group, will receive shares representing approximately 72.0% of the shares of New Zoomcar common stock expected to be outstanding immediately after the Business Combination (assuming no redemptions by current IOAC public shareholders and excluding the Earnout Shares, any warrants or options to purchase New Zoomcar common stock that will be outstanding following the Business Combination or any equity awards that may be issued under the proposed New Zoomcar Incentive Plan following the Business Combination and shares purchased by Ananda Trust). Because of this, current Zoomcar stockholders, as a group, will have less influence on the board of directors, management, and policies of New Zoomcar than they now have on the board of directors, management and policies of Zoomcar.

IOAC shareholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.

Upon the issuance of the shares of New Zoomcar common stock to Zoomcar stockholders, the percentage ownership of current IOAC shareholders will be diluted. Additionally, of the expected seven members of the New Zoomcar Board after the completion of the Business Combination, two will be appointed by IOAC prior to the Closing. Because of this, current IOAC shareholders, as a group, will have less influence on the directors, management, and policies of New Zoomcar than they now have on the board of directors, management, and policies of IOAC.

The market price of New Zoomcar’s common stock may decline as a result of the Business Combination.

The market price of New Zoomcar’s common stock may decline as a result of the Business Combination for a number of reasons including, without limitation, if:

●	investors react negatively to the prospects of New Zoomcar’s business and the prospects of the Business Combination;
●	the effect of the Business Combination on New Zoomcar’s business and prospects is not consistent with the expectations of financial or industry analysts; or
●	New Zoomcar does not achieve the perceived benefits of the Business Combination as rapidly or to the extent anticipated by financial or industry analysts.

New Zoomcar’s stock price may change significantly following the Business Combination due to factors different from those currently affecting the prices of IOAC’s ordinary shares, and you could lose all or part of your investment as a result.

The trading price of New Zoomcar’s common stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares of the New Zoomcar common stock at an attractive price due to a number of factors such as those listed in “Risk Factors — Risks Related to Zoomcar, Inc.’s Business and to New Zoomcar’s Business Following the Business Combination —” and the following:

●	results of operations that vary from the expectations of securities analysts and investors;
●	results of operations that vary from those of the New Zoomcar’s competitors;
●	changes in expectations as to the New Zoomcar’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;
●	declines in the market prices of stocks generally;
●	strategic actions by New Zoomcar or its competitors;

●	announcements by New Zoomcar or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;
●	any significant change in New Zoomcar’s management;
●	changes in general economic or market conditions or trends in New Zoomcar’s industry or markets;
●	changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to New Zoomcar’s business;
●	future sales of New Zoomcar’s common stock or other securities;
●	investor perceptions of the investment opportunity associated with New Zoomcar’s common stock relative to other investment alternatives;
●	the public’s response to press releases or other public announcements by New Zoomcar or third parties, including New Zoomcar’s filings with the SEC;
●	litigation involving New Zoomcar, New Zoomcar’s industry, or both, or investigations by regulators into the New Zoomcar Board, New Zoomcar’s operations or those of New Zoomcar’s competitors;
●	guidance, if any, that New Zoomcar provides to the public, any changes in this guidance or New Zoomcar’s failure to meet this guidance;
●	the development and sustainability of an active trading market for New Zoomcar’s common stock;
●	actions by institutional or activist stockholders;
●	changes in accounting standards, policies, guidelines, interpretations or principles; and
●	other events or factors, including those resulting from pandemics, natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of New Zoomcar’s common stock, regardless of New Zoomcar’s actual operating performance. In addition, price volatility may be greater if the public float and trading volume of New Zoomcar’s common stock is low.

Because there are no current plans to pay cash dividends on New Zoomcar’s common stock for the foreseeable future, you may not receive any return on investment unless you sell your IOAC shares or New Zoomcar common stock at a price greater than what you paid for it.

New Zoomcar intends to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. IOAC has not paid any cash dividends on its ordinary shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination. Whether New Zoomcar is able to pay cash dividends in the future will depend on its revenues and earnings, if any, as well its capital requirements and general financial condition subsequent to the Business Combination. The payment and amount of any cash dividends subsequent to the Business Combination will be entirely within the discretion of the New Zoomcar Board at such time. The New Zoomcar Board may take into account general and economic conditions, New Zoomcar’s financial condition and results of operations, New Zoomcar’s available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications of the payment of dividends by New Zoomcar to its stockholders or by its subsidiaries to it and such other factors as the New Zoomcar Board may deem relevant. Additionally, New Zoomcar’s ability to declare dividends may also be limited by restrictive covenants pursuant to any debt. As a result, you may not receive any return on an investment in New Zoomcar common stock unless you sell your New Zoomcar common stock for a price greater than that which you paid for it.

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the IOAC Board will not have the ability to adjourn the Extraordinary General Meeting in order to solicit further votes, and, therefore, the Business Combination will not be approved.

The IOAC Board is seeking approval to adjourn the Extraordinary General Meeting if at the Extraordinary General Meeting, if necessary, at the IOAC Board’s discretion. If the Adjournment Proposal is not approved, the IOAC Board will not have the ability to adjourn the Extraordinary General Meeting to a later date and, therefore, will not have sufficient time to solicit votes to approve consummation of the Business Combination, which would not be completed.

The unaudited pro forma condensed combined financial information included in this joint proxy statement/consent solicitation statement/prospectus is for illustrative purposes only and the actual financial condition and results of operations after the Business Combination may differ materially.

The unaudited pro forma financial information included herein is presented for illustrative purposes only and is not necessarily indicative of what New Zoomcar’s actual financial position or results of operations would have been had the Business Combination been completed on the date(s) indicated. The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that IOAC and Zoomcar currently believe are reasonable. The unaudited pro forma condensed combined financial information for New Zoomcar following the Business Combination in this joint proxy statement/consent solicitation statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect New Zoomcar’s financial condition or results of operations following the Closing. Any potential decline in New Zoomcar’s financial condition or results of operations may cause significant variations in the stock price of New Zoomcar.

We cannot assure you that the New Zoomcar common stock will be approved for listing on Nasdaq or that New Zoomcar will be able to comply with the continued listing standards of Nasdaq.

In connection with the closing, IOAC intends to list the New Zoomcar common stock and warrants on Nasdaq under the symbols “ZCAR” and “ZCARW,” respectively. New Zoomcar’s continued eligibility for listing may depend on the number of IOAC ordinary shares that are redeemed. If, after the Business Combination, Nasdaq delists the New Zoomcar common stock from trading on its exchange for failure to meet the listing standards and New Zoomcar is not able to list such securities on another national securities exchange, New Zoomcar expects such securities could be quoted on an over-the-counter market. If this were to occur, New Zoomcar and its stockholders could face significant material adverse consequences including:

●	a limited availability of market quotations for New Zoomcar’s securities;
●	reduced liquidity for New Zoomcar’s securities;
●	a determination that the New Zoomcar common stock is a “penny stock,” which will require brokers trading the New Zoomcar common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for shares of New Zoomcar common stock;
●	a limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

IOAC and Zoomcar will be subject to business uncertainties while the Business Combination is pending.

Uncertainty about the closing or effect of the Business Combination may affect the relationship between IOAC and Zoomcar and their respective suppliers, users, distributors, licensors, and licensees during the pendency of the Business Combination. Any such impact may have an adverse effect on IOAC or Zoomcar, and consequently on New Zoomcar. These uncertainties may cause parties that deal with IOAC or Zoomcar to seek to change existing business relationships with them and to delay or defer decisions concerning IOAC or Zoomcar. Changes to existing business relationships, including termination or modification, could negatively affect each of IOAC’s and Zoomcar’s revenue, earnings and cash flow, as well as the market price of IOAC’s ordinary shares. Adverse effects arising from the pendency of the Business Combination could be exacerbated by any delays in closing of the Business Combination or termination of the Merger Agreement.

Additionally, the attention of IOAC’s and Zoomcar’s management may be directed towards the completion of the Business Combination, including obtaining regulatory approvals and other transaction-related considerations, and may be diverted from the day-to-day business operations of IOAC and Zoomcar, as applicable, and matters related to the Business Combination may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to IOAC and Zoomcar, as applicable. Further, the Business Combination may give rise to potential liabilities, including as a result of pending and future stockholder lawsuits relating to the Business Combination. Any of these matters could adversely affect the businesses, financial condition, or results of operations of IOAC and Zoomcar.

During the pendency of the Business Combination, IOAC and Zoomcar may not be able to enter into a business combination with another party because of restrictions in the Merger Agreement, which could adversely affect their respective businesses. Furthermore, certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

Covenants in the Merger Agreement impede the ability of IOAC and Zoomcar to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Business Combination. As a result, if the Business Combination is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party. Any such transactions could be favorable to such party’s shareholders or stockholders, respectively.

Third parties may terminate or alter existing contracts or relationships with IOAC or Zoomcar.

IOAC and Zoomcar have contracts with distributors, affiliates, landlords, licensors, and other business partners that may require IOAC or Zoomcar, as applicable, to obtain consent from these other parties in connection with the Business Combination. If these consents cannot be obtained, the counterparties to these contracts and other third parties with which IOAC or Zoomcar currently have relationships may have the ability to terminate, reduce the scope of, or otherwise materially adversely alter their relationships with either or both parties in anticipation of the Business Combination, or with New Zoomcar following the Business Combination. The pursuit of such rights may result in IOAC, Zoomcar, or New Zoomcar suffering a loss of potential future revenue or incurring liabilities in connection with a breach of such agreements and losing rights that are material to its business. Any such disruptions could limit New Zoomcar’s ability to achieve the anticipated benefits of the Business Combination. The adverse effect of such disruptions could also be exacerbated by a delay in the closing of the Business Combination or the termination of the Merger Agreement.

IOAC and Zoomcar will incur substantial transaction fees and costs in connection with the Business Combination and the integration of their businesses.

IOAC and Zoomcar have incurred and expect to incur additional material non-recurring expenses in connection with the Business Combination and the completion of the transactions contemplated by the Merger Agreement and related transaction agreements. While both IOAC and Zoomcar have assumed that a certain level of expenses would be incurred in connection with the Business Combination, there are many factors beyond their control that could affect the total amount of, or the timing of, anticipated expenses with respect to the integration and implementation of the combined businesses. Additional unanticipated costs may be incurred in the course of conducting the business of New Zoomcar after the completion of the Business Combination.

Termination of the Merger Agreement could negatively impact IOAC and Zoomcar.

If the Business Combination is not completed for any reason, including as a result of Zoomcar stockholders declining to adopt the Merger Agreement and related proposals or IOAC shareholders declining to approve the proposals required to effect the Business

Combination, the ongoing businesses of Zoomcar and IOAC may be adversely impacted and, without realizing any of the anticipated benefits of completing the Business Combination, Zoomcar and IOAC would be subject to a number of risks, including the following:

●	Zoomcar or IOAC may experience negative reactions from the financial markets, and IOAC may experience a negative reaction to its stock price (including to the extent that current market prices reflect a market assumption that the Business Combination will be completed);
●	Zoomcar may experience negative reactions from its users, vendors, and employees;
●	Zoomcar and IOAC will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is completed; and
●	since the Merger Agreement restricts the conduct of Zoomcar’s and IOAC’s businesses prior to the completion of the Business Combination, each of Zoomcar and IOAC may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available. See “Proposal No. 3. The Business Combination Proposal — The Merger Agreement — Representations and Warranties.”

If the Merger Agreement is terminated and the Zoomcar Board seeks another business combination, Zoomcar stockholders cannot be certain that Zoomcar will be able to find a party willing to offer equivalent or more attractive consideration than the consideration IOAC has agreed to provide in the Business Combination or that such other merger or business combination is completed. If the Merger Agreement is terminated and the IOAC Board seeks another merger or business combination, IOAC shareholders cannot be certain that IOAC will be able to find another acquisition target that would constitute a business combination or that such other merger or business combination will be completed. See “Proposal No. 3. The Business Combination Proposal — The Merger Agreement — Termination.”

Zoomcar directors and officers may have interests in the Business Combination different from the interests of Zoomcar stockholders.

The executive officers of Zoomcar negotiated the terms of the Merger Agreement with the executive officers of IOAC, and the Zoomcar Board determined that entering into the Merger Agreement was in the best interests of Zoomcar and its stockholders, declared the Merger Agreement advisable, and recommended that Zoomcar stockholders adopt the Merger Agreement. In considering these facts and the other information contained in this joint proxy statement/consent solicitation statement/prospectus, you should be aware that Zoomcar executive officers and directors may have financial interests in the Business Combination that may be different from, or in addition to, the interests of Zoomcar stockholders. The Zoomcar Board was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Business Combination and in recommending to Zoomcar stockholders that they vote to approve the Business Combination. See “Proposal No. 3. — The Business Combination Proposal — The Merger Agreement — Interests of Zoomcar’s Sponsor, Directors and Officers in the Business Combination.”

IOAC and Zoomcar may be materially adversely affected by negative publicity related to the proposed Business Combination and in connection with other matters.

From time to time, political and public sentiment in connection with the Business Combination and in connection with other matters could result in a significant amount of adverse press coverage and other adverse public statements affecting IOAC and Zoomcar. Adverse press coverage and other negative publicity, whether or not driven by political or public sentiment, may also result in investigations by regulators, legislators and law enforcement officials or ultimately in legal claims. Responding to these investigations and lawsuits, regardless of the ultimate outcome of the proceeding, can divert the time and effort of senior management from the management of IOAC’s and Zoomcar’s respective businesses. Addressing any adverse publicity, governmental scrutiny, or enforcement or other legal proceedings is time consuming and expensive and, regardless of the factual basis for the assertions being made, could have a negative impact on the reputation of IOAC and Zoomcar, on the morale and performance of their employees, and on their relationships with regulators. It may also have an adverse impact on their ability to take timely advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on IOAC’s and Zoomcar’s respective businesses, financial condition, and results of operations.

The Merger Agreement and Stockholder Support Agreements contain provisions that may discourage other companies from attempting to acquire Zoomcar for greater merger consideration.

The Merger Agreement and Stockholder Support Agreements contain provisions that may discourage a third party from submitting a business combination proposal to Zoomcar that might result in greater value to Zoomcar stockholders than the Business Combination with IOAC or may result in a potential competing acquirer proposing to pay a lower per share price to acquire Zoomcar than it might otherwise have proposed to pay absent such provisions. These provisions include a general prohibition on Zoomcar from soliciting, or, subject to certain exceptions, entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions, and a commitment by certain Zoomcar stockholders to vote in favor of the transactions contemplated by the Merger Agreement.

During the pendency of the Business Combination, IOAC will not be able to solicit, initiate or take any action to facilitate or encourage any inquiries or the making, submission or announcement of, or enter into a business combination with another party because of restrictions in the Merger Agreement.

During the pendency of the Business Combination, IOAC may not be able to enter into a business combination with another party because of non-solicitation provisions in the Merger Agreement which prohibit IOAC from soliciting other business combinations. If the Business Combination is not completed, these non-solicitation provisions will make it more difficult to complete an alternative business combination following the termination of the Merger Agreement due to the passage of time during which these provisions remain in effect.

Because IOAC is incorporated under the laws of the Cayman Islands, in the event the Business Combination is not completed, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

Because IOAC is currently incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests and your ability to protect your rights through the U.S. Federal courts may be limited prior to the Domestication. IOAC is currently an exempted company under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon IOAC’s directors or officers, or enforce judgments obtained in the United States courts against IOAC’s directors or officers.

Until the Domestication is effected, IOAC’s corporate affairs are governed by the Existing Organizational Documents, the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of its directors to IOAC under the laws of the Cayman Islands are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of IOAC’s shareholders and the fiduciary responsibilities of its directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce against IOAC judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against IOAC predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

The public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the IOAC Board or controlling shareholders than they would as public shareholders of a United States company.

New Zoomcar’s business and operations could be negatively affected if it becomes subject to any securities litigation or shareholder activism, which could cause New Zoomcar to incur significant expense, hinder execution of business and growth strategy and impact its stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of New Zoomcar’s common stock or other reasons may in the future cause it to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management’s and the board of directors’ attention and resources from New Zoomcar’s business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to New Zoomcar’s future, adversely affect its relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, New Zoomcar may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters. Further, its stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.

In connection with the Business Combination, the Sponsor, and IOAC’s directors, executive officers, advisors and their affiliates may elect to purchase public shares from public shareholders, which may influence a vote on a proposed business combination and reduce the public “float” of our ordinary shares.

In connection with the Business Combination, the Sponsor and the directors, executive officers, advisors or their affiliates may purchase public shares in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination, although they are under no obligation to do so. There is no limit on the number of public shares the Sponsor, IOAC’s directors, officers, advisors or any of their respective affiliates may purchase in such transactions, subject to compliance with applicable law and the rules of Nasdaq. Any such privately negotiated purchases may be effected at purchase prices that are not higher than the per share pro rata portion of the Trust Account. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase public shares in such transactions. None of the Sponsor or IOAC’s directors, officers, advisors or any of their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such public shares or during a restricted period under Regulation M under the Exchange Act. Such a purchase could include a contractual acknowledgement that such shareholder, although still the record holder of such public shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. Such purchased shares will not be voted in favor of the Business Combination.

In the event that the Sponsor and the directors, executive officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their Redemption Rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of any such purchases of shares would be to satisfy the Minimum Cash Condition, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. If such arrangements or agreements are entered into, IOAC will file a Current Report on Form 8-K prior to the Extraordinary General Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of shares for which IOAC has received redemption requests.

In addition, if such purchases are made, the public “float” of our ordinary shares or warrants and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

IOAC shareholders will experience immediate dilution due to the Business Combination and may experience additional dilution as a consequence of certain other transactions. Having a minority share position following the Business Combination may reduce the influence that current IOAC shareholders have on the management of New Zoomcar.

It is anticipated that following the completion of the Business Combination and assuming (for illustrative purposes) no redemptions of outstanding public shares, IOAC’s current shareholders, including the Sponsor, Cantor and CCM, will own 19.6% of New Zoomcar following the Merger and existing Zoomcar stockholders will own 68.1% of New Zoomcar following the Merger.

If any IOAC public shareholders exercise their redemption rights in connection with the Business Combination, the ownership interest of the current IOAC shareholders in New Zoomcar following the Merger will decrease and the relative ownership interest of the Sponsor will increase. In addition, if the actual facts are different than the assumptions above (which they are likely to be), the percentage ownership retained by current IOAC shareholders in New Zoomcar following the Merger will be different, and non-redeeming shareholders may experience substantial dilution. Such dilution could, among other things, limit the ability of current IOAC shareholders to influence management of New Zoomcar through the election of directors following the Business Combination.

The table below shows possible sources of dilution and the extent of such dilution that non-redeeming IOAC shareholders could experience following the Closing of the Business Combination in the no redemption, 25% redemption, 50% redemption, 75% redemption and maximum redemption scenarios and is based on the assumptions set forth in the unaudited pro forma section of this joint proxy statement/consent solicitation statement/prospectus.

In an effort to illustrate such potential dilution, the table below assumes (i) the conversion of all IOAC ordinary shares held by non-redeeming public shareholders into shares of New Zoomcar common stock by virtue of the Domestication, (ii) the conversion of all IOAC ordinary shares held by the Sponsor into shares of New Zoomcar common stock by virtue of the Domestication, (iii) the conversion of all IOAC ordinary shares held by Cantor and CCM into shares of New Zoomcar common stock by virtue of the Domestication, (iv) the issuance of all Earnout Shares, (v) the issuance of 1,000,000 shares of New Zoomcar common stock pursuant to the Ananda Trust Subscription Agreement, (vi) the exercise of all outstanding IOAC warrants, and (vii) the exercise of all outstanding Zoomcar Warrants. Furthermore, the table does not reflect any cash to be received upon conversion or exercise of any outstanding convertible securities, warrants or options.

	No Redemptions		25% Redemptions		50% Redemptions		75% Redemptions		Maximum Redemptions
	Shares	Ownership	Shares	Ownership	Shares	Ownership	Shares	Ownership	Shares	Ownership
Shares of New Zoomcar common stock issuable upon conversion of IOAC ordinary shares into New Zoomcar common stock by virtue of the Domestication:
to non-redeeming public shareholders	3,050,335	4.1%	2,814,677	3.8%	2,579,020	3.5%	2,343,362	3.2%	2,107,705	2.9%
to the Sponsor	9,010,000	12.2%	9,010,000	12.2%	9,010,000	12.3%	9,010,000	12.3%	9,010,000	12.3%
to Cantor and CCM	100,000	0.1%	100,000	0.1%	100,000	0.1%	100,000	0.1%	100,000	0.1%
Shares of New Zoomcar common stock issuable:
to Ananda Trust	1,000,000	1.4%	1,000,000	1.4%	1,000,000	1.4%	1,000,000	1.4%	1,000,000	1.4%
to Zoomcar Private Financing Investors	6,633,412	9.0%	6,633,412	9.0%	6,633,412	9.0%	6,633,412	9.1%	6,633,412	9.1%
to the Zoomcar Stockholders as Merger Consideration	42,228,705	57.1%	42,228,705	57.3%	42,228,705	57.5%	42,228,705	57.7%	42,228,705	57.8%
upon the exercise of all outstanding IOAC warrants	11,500,000	15.6%	11,500,000	15.6%	11,500,000	15.7%	11,500,000	15.7%	11,500,000	15.8%
upon the exercise of all outstanding Zoomcar Options	424,679	0.6%	424,679	0.6%	424,679	0.6%	424,679	0.6%	424,679	0.6%
Total	73,947,131	100.0%	73,711,474	100.0%	73,475,816	100.0%	73,240,158	100.0%	73,004,501	100.0%

There is no guarantee that an IOAC public shareholder’s decision whether to redeem its public shares for a pro rata portion of the Trust Account will put such shareholder in a better future economic position.

We cannot assure you as to the price at which a public shareholder may be able to sell the shares of New Zoomcar common stock in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, including the Business Combination, may cause an increase in the New Zoomcar stock price, and may result in a lower value realized now than an IOAC shareholder might realize in the future had the shareholder not elected to redeem such shareholder’s public shares. Similarly, if an IOAC public shareholder does not redeem his, her, or its shares, such shareholder will bear the risk of ownership of New Zoomcar common stock after the consummation of the Business Combination, and there can be no assurance that a shareholder can sell his, her, or its shares of New Zoomcar common stock in the future for a greater amount than the redemption price set forth in this joint proxy statement/consent solicitation statement/prospectus. An IOAC public shareholder should consult his, her, or its own tax or financial advisor for assistance on how this may affect its individual situation.

Furthermore, all outstanding IOAC public warrants will be converted into New Zoomcar warrants in connection with the Domestication and Business Combination and will continue to be outstanding notwithstanding the actual redemptions. New Zoomcar warrants with an aggregate value of approximately $       (based on the closing price of the IOAC public warrants of $       on the Nasdaq Global Market as of            , 2023, the record date for the Extraordinary General Meeting) will be retained shareholders regardless of the level of redemptions. The potential for the issuance of a substantial number of shares of New Zoomcar common stock upon exercise of these New Zoomcar warrants could make New Zoomcar less attractive to investors. Any such issuance will increase the number of issued and outstanding shares of New Zoomcar common stock and result in dilution to the IOAC public shareholders that elect not to redeem. Furthermore, the outstanding New Zoomcar warrants could have the effect of depressing the per share price for shares of New Zoomcar common stock.

If IOAC public shareholders fail to comply with the redemption requirements specified in this joint proxy statement/consent solicitation statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the Trust Account.

IOAC intends to comply with the U.S. federal proxy rules when conducting redemptions in connection with the Business Combination. However, despite IOAC’s compliance with these rules, if an IOAC shareholder fails to receive IOAC’s proxy materials, such shareholder may not become aware of the opportunity to redeem its IOAC ordinary shares. In addition, the proxy materials that IOAC will furnish to holders of public shares in connection with the Business Combination will describe the various procedures that must be complied with in order to validly tender or redeem public shares. In the event that a public shareholder fails to comply with these or any other procedures, its public shares may not be redeemed.

In order to exercise their redemption rights, public shareholders are required to deliver their public shares, either physically or electronically using the Depository Trust Company’s DWAC System, to IOAC’s transfer agent prior to the vote at the Extraordinary General Meeting. If a public shareholder properly seeks redemption as described in this joint proxy statement/consent solicitation statement/prospectus and the Business Combination with Zoomcar is consummated, IOAC will redeem these public shares for a pro rata portion of the funds deposited in the Trust Account and the public shareholder will no longer own such public shares following the Business Combination. See the section entitled “Extraordinary General Meeting of Shareholders — Redemption Rights” for additional information on how to exercise your redemption rights.

If you or a “group” of shareholders of which you are a part is deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, or all of the members of such group in the aggregate) will lose the ability to redeem all such public shares in excess of 15% of the public shares.

The Existing Organizational Documents provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking Redemption Rights with respect to more than an aggregate of 15% of the shares sold in the IPO without our prior consent, which we refer to as the “Excess Shares.” However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against the Business Combination. Your inability to redeem the Excess Shares will reduce your influence over our ability to complete the Business Combination and you could suffer a material loss on your investment in us if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if we complete the Business Combination. As a result, you will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.

IOAC shareholders will have their rights as stockholders governed by the organizational documents of New Zoomcar.

As a result of the completion of the Business Combination, holders of IOAC ordinary shares will become holders of shares of New Zoomcar common stock, which will be governed by the organizational documents of New Zoomcar. As a result, there will be differences between the rights currently enjoyed by IOAC shareholders and the rights of those shareholders who become New Zoomcar stockholders. See “Comparison of Stockholders’ Rights.”

If third parties bring claims against IOAC, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by IOAC shareholders may be less than $10.20 per share.

The deposit of funds in the Trust Account by IOAC may not protect those funds from third-party claims against IOAC. Although IOAC has sought to have all vendors, service providers, prospective target businesses, and other entities with which it does business execute agreements with IOAC waiving any right, title, interest, or claim of any kind in or to any monies held in the Trust Account for the benefit of the IOAC public shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility, or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against IOAC’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, IOAC’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to IOAC than any alternative. Making such a request of potential target businesses may make IOAC’s acquisition proposal less attractive to them and, to the extent prospective target businesses refuse to execute such a waiver, it may limit the field of potential target businesses that IOAC might pursue.

Examples of possible instances where IOAC may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts, or agreements with IOAC and will not seek recourse against the Trust Account for any reason.

The Sponsor has agreed that it will be liable to IOAC if and to the extent any claims by a third party (other than IOAC’s independent auditors) for services rendered or products sold to IOAC, or a prospective target business with which IOAC has discussed entering into a transaction agreement, reduce the amount of funds in Trust Account to below (i) $10.20 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under IOAC’s indemnity of the underwriter of the IPO against certain liabilities, including liabilities under the Securities Act. Because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only third parties we currently expect to engage would be vendors such as lawyers, investment bankers, computer or information and technical services providers or prospective target businesses. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy their indemnity obligations and believe that the Sponsor’s only assets are securities of our company; therefore, the Sponsor may not be able to satisfy those obligations. We have not asked the Sponsor to reserve for such obligations.

Therefore, IOAC cannot assure you that the Sponsor would be able to comply with those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for IOAC’s initial business combination and redemptions could be reduced to less than $10.20 per public share. In such event, IOAC may not be able to complete its initial business combination, and IOAC shareholders would receive such lesser amount per public share in connection with any redemption of their public shares. None of IOAC’s officers will indemnify IOAC for claims by third parties, including, without limitation, claims by vendors and prospective target businesses.

Our directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our public shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.20 per share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.20 per share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our public shareholders may be reduced below $10.20 per share.

We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers.

We agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever (except to the extent they are entitled to funds from the Trust Account due to their ownership of public shares).

Accordingly, any indemnification provided will be able to be satisfied by us only if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate an initial business combination (which shall be the Business Combination should it occur). Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

If, after we distribute the proceeds in the Trust Account to our public shareholders, we file a bankruptcy or winding-up petition or an involuntary or winding-up bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of our board of directors and us to claims of punitive damages.

If, after we distribute the proceeds in the Trust Account to our public shareholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors.

If, before distributing the proceeds in the Trust Account to our public shareholders, we file a bankruptcy or winding-up petition or an involuntary or winding-up bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to our public shareholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy or insolvency claims deplete the Trust Account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

You may only be able to exercise your warrants on a “cashless basis” under certain circumstances, and if you do so, you will receive fewer common stock from such exercise than if you were to exercise such warrants for cash.

The warrant agreement provides that in the following circumstances holders of warrants who seek to exercise their warrants will not be permitted to do so for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the common stock issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the terms of the warrant agreement; (ii) if we have so elected and the common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act; and (iii) if we have so elected and we call the warrants for redemption. If you exercise your warrants on a cashless basis, you would pay the warrant exercise price by surrendering all of the warrants for that number of common stock equal to the quotient obtained by dividing (x) the product of the number of common stock underlying the warrants, multiplied by the excess of the “fair market value” of our common stock (as defined in the next sentence) over the exercise price of the warrants by (y) the fair market value. The “fair market value” as used in this paragraph is the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable. As a result, you would receive fewer shares of common stock from such exercise than if you were to exercise such warrants for cash.

The grant of registration rights to certain holders, and the future exercise of such rights may adversely affect the market price of our common stock.

Upon the completion of the Business Combination, the Amended and Restated Registration Rights Agreement will be entered into by and among New Zoomcar and certain other parties thereto, replacing IOAC’s existing registration rights agreement. The Amended and Restated Registration Rights Agreement in substantially the form it will be executed in connection with the Closing is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex D. Pursuant to the Amended and Restated Registration Rights Agreement, the Holders, and their permitted transferees and assigns will have customary registration rights (including demand, shelf and piggy-back rights, subject to cooperation and cut-back provisions) with respect to their shares of common stock. Further, the Amended and Restated Registration Rights Agreement shall supersede the registration rights set forth in the Ananda Trust Subscription Agreement and the registration rights previously provided to investors in Zoomcar's private financings. We will bear the cost of registering these securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of the common stock of New Zoomcar.

The provisions of the Existing Organizational Documents that relate to the rights of holders of our Class A ordinary shares (and corresponding provisions of the agreement governing the release of funds from our Trust Account) may be amended by a special resolution under Cayman Islands law, being the approval of holders of a majority of at least two-thirds of our ordinary shares who attend and vote at a general meeting of IOAC, which is a lower amendment threshold than that of some other blank check companies. It may be easier for us, therefore, to amend the Existing Organizational Documents to facilitate the completion of the Business Combination that some of our shareholders may not support.

Some other blank check companies have a provision in their charter which prohibits the amendment of certain of its provisions, including those which relate to the rights of a company’s shareholders, without approval by a certain percentage of the company’s shareholders. In those companies, amendment of these provisions typically requires approval by between 90% and 100% of the company’s shareholders. The Existing Organizational Documents provide that any of its provisions related to the rights of holders of our Class A ordinary shares (including the requirement to deposit proceeds of the IPO and the private placement of shares into the Trust Account and not release such amounts except in specified circumstances, and to provide Redemption Rights to public shareholders as described herein) may be amended if approved by special resolution, meaning holders of at least two-thirds of our ordinary shares who attend and vote at a general meeting of IOAC, and corresponding provisions of the trust agreement governing the release of funds from our Trust Account may be amended if approved by holders of two thirds of our ordinary shares; provided that the provisions of the Existing Organizational Documents governing the appointment or removal of directors prior to our initial business combination may only be amended by a special resolution passed by not less than two-thirds of our ordinary shares who attend and vote at our general meeting which shall include the affirmative vote of a simple majority of our Class B ordinary shares. The Sponsor and its permitted transferees, if any, who collectively beneficially owned 74.9% of our issued and outstanding Class A ordinary shares, will participate in any vote to amend the Existing Organizational Documents and/or trust agreement and will have the discretion to vote in any manner they choose. As a result, we may be able to amend the provisions of the Existing Organizational Documents which govern our pre-Business Combination actions more easily than some other special purpose acquisition companies, and this may increase our ability to complete the Business Combination with which you may not agree. Our shareholders may pursue remedies against us for any breach of the Existing Organizational Documents.

The sponsor, executive officers and directors agreed, pursuant to agreements with us, that they will not propose any amendment to the Existing Organizational Documents to modify the substance or timing of our obligation to provide for the redemption of our Class A ordinary shares in connection with the Business Combination or to redeem 100% of our Class A ordinary shares if we do not complete the Business Combination within 15 months from the closing of the IPO or with respect to any other provision relating to the rights of holders of our Class A ordinary shares, unless we provide our public shareholders with the opportunity to redeem their Class A ordinary shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, if any, divided by the number of then outstanding public shares. Our shareholders are not parties to, or third-party beneficiaries of, these agreements and, as a result, will not have the ability to pursue remedies against the Sponsor, executive officers or directors for any breach of these agreements. As a result, in the event of a breach, our shareholders would need to pursue a shareholder derivative action, subject to applicable law.

We may amend the terms of the warrants in a manner that may be adverse to holders of warrants with the approval by the holders of at least 50% of the then outstanding warrants. As a result, the exercise price of the warrants could be increased, the exercise period could be shortened and the number of ordinary shares purchasable upon exercise of a warrant could be decreased, all without approval of each warrant affected.

Our warrants were issued in registered form under a warrant agreement between American Stock Transfer & Trust Company, LLC, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding warrants to make any change that adversely affects the interests of the registered holders of warrants. Accordingly, we may amend the terms of the warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding warrants approve of such amendment. Although our ability to amend the terms of the warrants with the consent of at least 50% of the then outstanding warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash, shorten the exercise period or decrease the number of shares of common stock, as applicable, purchasable upon exercise of a warrant.

We may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to holders of warrants, thereby making such warrants worthless.

We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last sale price of our ordinary shares or common stock, as applicable, equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders. We will not redeem the warrants unless an effective registration statement under the Securities Act covering the issuance of the ordinary shares or common stock, as applicable, issuable upon exercise of the warrants is effective and a current prospectus relating to those ordinary shares or common stock, as applicable, is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by us, we may not exercise our redemption right if the issuance of shares upon the exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force holders thereof to (i) exercise warrants and pay the exercise price therefor at a time when it may be disadvantageous for such holder to do so, (ii) sell warrants at the then-current market price when such holder might otherwise wish to hold warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of such warrants.

IOAC’s outstanding warrants may have an adverse effect on the market price of our common stock.

We issued 11,500,000 warrants as part of the units offered in the IPO, each exercisable to purchase one Class A ordinary share at $11.50 per share. Upon the Domestication, the warrants will entitle the holders to purchase shares of common stock of New Zoomcar. Such warrants, when exercised, will increase the number of issued and outstanding common stock and reduce the value of the common stock.

Compliance obligations under the Sarbanes-Oxley Act may require substantial financial and management resources and increase the time and costs of completing an acquisition.

We evaluated our internal control procedures for the fiscal year ended December 31, 2022 as required by the Sarbanes-Oxley Act and determined that we are not a large accelerated filer or an accelerated filer and continue to qualify as an emerging growth company. Therefore, we are not required to comply with the independent registered public accounting firm attestation requirements on our internal control procedures. Following the Business Combination, we will be required to assure that we are in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of our internal controls. The development of the internal control system to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete the Business Combination as well as impose obligations on New Zoomcar following the Business Combination.

Public shareholders who redeem their public shares may continue to hold any warrants they own, which results in additional dilution to non-redeeming holders upon exercise of the warrants.

Public shareholders who redeem their shares may continue to hold any warrants they owned prior to redemption, which results in additional dilution to non-redeeming holders upon exercise of such warrants. Assuming (i) all redeeming public shareholders acquired units in the IPO and continue to hold the warrants that were included in the units, and (ii) maximum redemptions of the ordinary shares held by the redeeming public shareholders, 11,500,000 warrants would be retained by redeeming public shareholders with a value of $920,000, based on the market price of $0.08 of the warrants as of June 6, 2023. As a result, the redeeming public shareholders would recoup their entire investment and continue to hold warrants with an aggregate market value of $920,000 (as of June 6, 2023), while non-redeeming public shareholders would suffer additional dilution in their percentage ownership and voting interest in New Zoomcar upon exercise of the warrants held by redeeming public shareholders.

The Committee on Foreign Investment in the United States (“CFIUS”) or other regulatory agencies may modify, delay or prevent the Business Combination.

CFIUS has authority to review direct or indirect investments whereby a foreign person acquires “control” over or, for more sensitive businesses involving critical technology, critical infrastructure, and sensitive personal data, certain types of non-controlling rights in U.S. businesses. Some transactions within the jurisdiction of CFIUS trigger a mandatory CFIUS filing requirement. Otherwise, notifying CFIUS of a transaction within its jurisdiction is voluntary. CFIUS can reach out to parties to transactions within its jurisdiction that did not notify CFIUS and request that the parties submit a CFIUS notice and can self-initiate national security reviews. If CFIUS identifies national security concerns in connection with its review of an investment, CFIUS has the power to impose measures to mitigate such concerns and, in extreme cases, require the foreign person to divest of the investment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, whether the investor/acquiror of the U.S. business is a “foreign person” or “foreign entity,” the nature and structure of the transaction, the level of beneficial ownership interest being acquired, and the nature of any information or governance rights acquired by the foreign investor. Chief Operating Officer of IOAC, who is also a director of IOAC, is a non-U.S. person. Another director of IOAC and an advisor of IOAC are also non-U.S. persons. The Sponsor is not a non-U.S. person, is not controlled by a non-U.S. person and has no substantial ties with a non- U.S. person. The individuals mentioned above hold certain founder shares through the Sponsor. In addition, IOAC currently is incorporated in the Cayman Islands, but prior to our initial business combination, IOAC will change its jurisdiction of incorporation from the Cayman Islands to the State of Delaware. At that time, prior to the consummation of our initial business combination, we do not believe that the Company will be a “foreign entity” under the CFIUS regulations, but we cannot predict whether CFIUS would treat the Company as a foreign person/entity or whether CFIUS would consider our initial business combination, including the domestication and/or acquisition, as a covered transaction.

The Business Combination may be subject to CFIUS review, depending on the ultimate share ownership of New Zoomcar following the Closing and other factors. As a result, the pool of potential targets with which we could complete an initial business combination may be limited. If we think the risk that our initial business combination will trigger a mandatory CFIUS filing is low and that our initial business combination otherwise does not raise sensitive national security concerns, we may determine to proceed with the transaction without notifying CFIUS and risk CFIUS intervention before or after closing the transaction. The time necessary for CFIUS review of the Transaction or a decision to delay or prohibit the Business Combination may prevent our initial business combination from occurring within the applicable time period required under our Existing Organizational Documents. If we are unable to consummate our initial business combination within the applicable time period required under our Existing Organizational Documents, we will be required to wind up, redeem and liquidate. In such event, our shareholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment through our initial business combination. Additionally, there will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless in the event of our winding up.

Risks Related to Tax

There is a risk that a U.S. Holder may recognize taxable gain with respect to its ordinary shares at the effective time of the Domestication.

The IOAC Board believes the Domestication should qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes. Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form or place of organization of one corporation, however effected.” Pursuant to the Domestication, IOAC will change its jurisdiction of incorporation from the Cayman Islands to Delaware. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a statutory conversion of a corporation holding only investment-type assets such as IOAC, this result is not entirely clear. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position. If the Domestication should fail to qualify as a reorganization under Section 368(a) of the Code, a U.S. Holder of ordinary shares generally would recognize a gain or loss with respect to its ordinary shares in an amount equal to the difference, if any, between the fair market value of the corresponding common stock of the Delaware corporation received in the Domestication and the U.S. Holder’s adjusted tax basis in its ordinary shares surrendered.

As described more fully under the section entitled “Proposal No. 3 — The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to IOAC Shareholders” below, it is intended that the Domestication will constitute a tax-free reorganization within the meaning of Section 368(a)(l)(F) of the Code. Assuming that the Domestication so qualifies, U.S. Holders (as defined in such section) of Ordinary Shares will be subject to Section 367(b) of the Code and, as a result:

●	A U.S. Holder of Ordinary Shares whose ordinary shares have a fair market value of less than $50,000 on the date of the Domestication will not recognize any gain or loss and will not be required to include any part of IOAC’s earnings in income;
●	A U.S. Holder of ordinary shares whose ordinary shares have a fair market value of $50,000 or more, but who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power and value of all classes of ordinary shares will generally recognize gain (but not loss) on the exchange of ordinary shares for shares in New Zoomcar (a Delaware corporation) pursuant to the Domestication. As an alternative to recognizing such gain, such U.S. Holders may file an election to include in income as a deemed dividend the “all earnings and profits amounts,” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its ordinary shares, provided certain other requirements are satisfied. IOAC does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication; and
●	A U.S. Holder of ordinary shares whose ordinary shares have a fair market value of $50,000 or more, and who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power or value of all classes of ordinary shares will generally be required to include in income as a deemed dividend the “all earnings and profits amount,” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its ordinary shares, provided certain other requirements are satisfied. IOAC does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication.

Furthermore, even if the Domestication qualifies as a reorganization under Section 368(a) of the Code, a U.S. Holder of ordinary shares may still recognize gain (but not loss) upon the exchange of its ordinary shares for common stock pursuant to the Domestication under the PFIC rules of the Code equal to the excess, if any, of the fair market value of the common stock of the Delaware corporation received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding ordinary shares surrendered in exchange therefor. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply. In such event, the U.S. Holder’s aggregate tax basis in common stock received in connection with the Domestication should be the same as the aggregate tax basis of ordinary shares surrendered in the transaction, increased by any amount included in the income of such U.S. Holder under the PFIC rules. Although the issue is not free from doubt, because IOAC is a blank check company with no current active business, based upon the composition of its income and assets, and upon a review of its financial statements, IOAC believes that it likely was a PFIC for its most recent taxable year ended on December 31, 2022, and will likely be considered a PFIC for its current taxable year which ends as a result of the Domestication. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the description in the section entitled “Proposal No. 3 — The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to IOAC Shareholders — U.S. Holders — Effect of PFIC Rules on the Domestication.”

All holders are urged to consult their tax advisor for the tax consequences of the Domestication to their particular situation. For a more complete discussion of the U.S. federal income tax consequences of the Domestication, see the discussion in the section entitled “Proposal No. 3 — The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to IOAC Shareholders.”

IOAC (or New Zoomcar following the Business Combination) could be adversely affected by changes in applicable tax laws, regulations, or administrative interpretations thereof in the United States or other jurisdictions.

IOAC (or New Zoomcar following the Business Combination) could be adversely affected by changes in applicable tax laws, regulations, or administrative interpretations thereof in the United States or other jurisdictions and changes in tax law could reduce IOAC’s after-tax income and adversely affect IOAC’s (or following the Business Combination, New Zoomcar’s) business and financial condition. For example, the U.S. federal tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”), enacted in December 2017, resulted in fundamental changes to the U.S. Internal Revenue Code of 1986 (the “Code”), as amended, including, among many other things, a reduction to the federal corporate income tax rate, a partial limitation on the deductibility of business interest expense, a limitation on the deductibility of certain director and officer compensation expense, limitations on net operating loss carrybacks and carryovers and changes relating to the scope and timing of U.S. taxation on earnings from international business operations. Subsequent legislation, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) enacted on March 27, 2020, and subsequent federal law in response to COVID-19, including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020, relaxed certain of the limitations imposed by the Tax Act for certain taxable years, including the limitation on the use and carryback of net operating losses and the limitation on the deductibility of business interest expense. The exact impact of the Tax Act and the CARES Act for future years is difficult to quantify, but these changes could materially affect IOAC (or the New Zoomcar following the Business Combination). In addition, other changes could be enacted in the future to increase the corporate tax rate, limit further the deductibility of interest, or effect other changes that could have a material adverse effect on IOAC’s (or following the Business Combination, New Zoomcar’s) financial condition. Such changes could also include increases in state taxes and other changes to state tax laws to replenish state and local government finances depleted by costs attributable to the COVID-19 pandemic and the reduction in tax revenues due to the accompanying economic downturn.

In addition, IOAC’s (or following the Business Combination, New Zoomcar’s) effective tax rate and tax liability are based on the application of current income tax laws, regulations and treaties. These laws, regulations and treaties are complex and often open to interpretation. In the future, the tax authorities could challenge IOAC’s (or New Zoomcar’s) interpretation of laws, regulations and treaties, resulting in additional tax liability or adjustment to IOAC’s (or New Zoomcar’s) income tax provision that could increase IOAC’s (or New Zoomcar’s) effective tax rate. Changes to tax laws may also adversely affect IOAC’s (or New Zoomcar’s) ability to attract and retain key personnel.

We may be subject to the Excise Tax included in the Inflation Reduction Act of 2022 in the event of a liquidation or in connection with redemptions of our common stock after December 31, 2022.

On August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022 (the “IR Act”), which, among other things, imposes a 1% excise tax on any publicly traded domestic corporation that repurchases its stock after December 31, 2022 (the “Excise Tax”).On December 27, 2022, the Treasury issued interim guidance on the Excise Tax in Notice 2023-2. The Excise Tax is imposed on the fair market value of the repurchased stock, with certain exceptions. Because we would be a Delaware corporation as a result of the Domestication, and because our securities would trade on Nasdaq subject to completion of the transactions and approvals of the proposals described herein, including the Nasdaq proposal, we would be a “covered corporation” within the meaning of the IR Act following this offering. While not free from doubt, absent any further guidance from the U.S. Department of the Treasury (the “Treasury”), who has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the Excise Tax, the Excise Tax may apply to any redemptions of our common stock after December 31, 2022, including redemptions in connection with the Business Combination, extension vote or otherwise, unless an exemption is available. Issuances of securities in connection with the Business Combination or otherwise are expected to reduce the amount of the Excise Tax in connection with redemptions occurring in the same calendar year, but the number of securities redeemed may exceed the number of securities issued.

Whether and to what extent the Company would be subject to the Excise Tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, and (iii) the content of regulations and other additional guidance from the Treasury. In addition, because the Excise Tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the Excise Tax have not been determined. The foregoing could cause a reduction in the cash available on hand. In addition, because the Excise Tax would be payable by us, and not by the redeeming holder, the mechanics of any required payment of the Excise Tax have not been determined.

ZOOMCAR SOLICITATION OF STOCKHOLDER APPROVAL

This section contains information for Zoomcar stockholders regarding the solicitation of written consents to adopt the Merger Agreement by executing and delivering the written consent to approve the Business Combination Proposal.

Purpose of the Consent Solicitation; Recommendation of the Zoomcar Board

The Zoomcar Board is providing this joint proxy statement/consent solicitation statement/prospectus to Zoomcar stockholders. Zoomcar stockholders are being asked to adopt and approve the Business Combination Proposal by executing and delivering the written consent provided under separate means.

After consideration, the Zoomcar Board unanimously approved and declared advisable the Merger Agreement and the Business Combination, upon the terms and conditions set forth in the Merger Agreement, and unanimously determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of Zoomcar and its stockholders. The Zoomcar Board unanimously recommends that Zoomcar’s stockholders approve the Business Combination Proposal.

Zoomcar Stockholders Entitled to Consent

Only Zoomcar stockholders of record as of the close of business on            , 2023 (the “Zoomcar Record Date”), will be entitled to execute and deliver a written consent. As of the close of business on the Zoomcar Record Date, there were outstanding              shares of Zoomcar common stock and              shares of Zoomcar preferred stock. Each holder of Zoomcar common stock is entitled to one vote for each share held as of the Zoomcar Record Date. Each holder of Zoomcar preferred stock is entitled to a number of votes equal to the number of shares of Zoomcar common stock into which the shares of Zoomcar preferred stock held by such holder could be converted as of the Zoomcar Record Date.

Written Consents; Required Written Consents

In connection with the execution of the Merger Agreement, certain Zoomcar stockholders (the “Supporting Zoomcar Stockholders”) delivered to IOAC the Stockholder Support Agreements. Under the Stockholder Support Agreements, each Supporting Zoomcar Stockholder agreed to, among other things, (i) vote at any meeting of the stockholders of Zoomcar or by written consent all of its Zoomcar common stock and/or Zoomcar preferred stock, as applicable, held of record or thereafter acquired in favor of the Business Combination and the adoption of the Merger Agreement; and (ii) be bound by certain transfer restrictions with respect to Zoomcar securities, in each case, on the terms and subject to the conditions set forth in the Support Agreement.

Interests of Certain Persons in the Business Combination

In considering whether to adopt the Merger Agreement by executing and delivering the written consent, Zoomcar stockholders should be aware that aside from their interests as stockholders, Zoomcar’s officers and members of the Zoomcar Board have interests in the Business Combination that are different from, or in addition to, those of other Zoomcar stockholders generally. Zoomcar stockholders should take these interests into account in deciding whether to approve the Business Combination. For more information on the interests of Zoomcar directors and executive officers in the Business Combination, see the sections titled “Proposal No. 3: The Business Combination Proposal — Interests of Zoomcar’s Directors and Officers in the Business Combination.”

Submission of Written Consents

You may consent to the Business Combination Proposal with respect to your shares of Zoomcar capital stock by completing, dating and signing the written consent enclosed with this joint proxy statement/consent solicitation statement/prospectus and returning it to Zoomcar by            , 2023. Zoomcar reserves the right to extend the consent deadline until            , 2023. Any such extension may be made without notice to Zoomcar stockholders.

If you hold shares of Zoomcar capital stock as of the close of business on the Zoomcar Record Date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Zoomcar. Once you have completed, dated and signed the written consent, you may deliver it to Zoomcar by emailing a .pdf copy to or by mailing your written consent to Zoomcar, Inc., Anjaneya Techno Park, No.147, 1st Floor, Kodihalli, Bangalore, India 560008, Attention: Mr. Prathap V.

After the Business Combination is completed, a letter of transmittal and written instructions for the surrender of Zoomcar electronic stock certificates will be delivered to Zoomcar stockholders.

Executing Written Consents; Revocation of Written Consents

You may execute a written consent to approve the Business Combination Proposal (which is equivalent to a vote for such proposal). If you do not return your written consent, it will have the same effect as a vote against the Business Combination Proposal. If you are a record holder of shares of Zoomcar common stock and/or preferred stock and you return a signed written consent, you will have given your consent to approve the Business Combination Proposal.

Your consent to the Business Combination Proposal may be changed or revoked at any time before the consent deadline. If you wish to change or revoke your consent before the consent deadline, you may do so by delivering a notice of revocation such that it is received before the consent deadline, by emailing a .pdf copy of such notice to or by mailing a copy of such notice to Zoomcar, Inc., Anjaneya Techno Park, No.147, 1st Floor, Kodihalli, Bangalore, India 560008, Attention: Mr. Prathap V.

Appraisal Rights of Zoomcar Stockholders

Zoomcar stockholders will have appraisal rights in connection with the Business Combination. Holders of shares of Zoomcar stock who (i) do not consent to the adoption of the Merger Agreement, (ii) follow the procedures set forth in Section 262 of the DGCL (including making a written demand of appraisal to Zoomcar within 20 days after giving notice of appraisal rights) and (iii) have not otherwise waived the appraisal rights, will be entitled, under Section 262 of the DGCL, to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid on the amount determined to be “fair value.” See Section 262 of the DGCL attached as Annex L.

Solicitation of Written Consents; Expenses

The expense of preparing and distributing these consent solicitation materials is being borne by Zoomcar. Directors, officers and employees of Zoomcar may solicit consents by telephone and personally, in addition to solicitation by mail or electronically. These persons will not receive any special compensation for soliciting consents.

Assistance

If you need assistance in completing your written consent or have questions regarding the consent solicitation, please contact Zoomcar at Anjaneya Techno Park, No.147, 1st Floor, Kodihalli, Bangalore, India 560008, +91 99454-8382, Attention: Mr. Prathap V.

THE MERGER AGREEMENT

This section describes the material provisions of the Merger Agreement and certain additional agreements entered into or to be entered into at Closing pursuant to the Merger Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof or include all of the additional agreements entered into or to be entered into pursuant to the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement and each of the Related Agreements. Shareholders and other interested parties are urged to read the Merger Agreement and such Related Agreements in their entirety.

Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement and this summary are included to provide you with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties by IOAC and Zoomcar. The representations, warranties and covenants made in the Merger Agreement by IOAC and Zoomcar were qualified and subject to important limitations agreed to by IOAC and Zoomcar in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Merger Agreement may have the right not to consummate the Business Combination if the representations and warranties of the other party were to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing or attempting to set forth matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC and some representations, warranties and covenants were qualified by the matters contained in the confidential disclosure letters that IOAC and Zoomcar each delivered in connection with the Merger Agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/consent solicitation statement/prospectus, may have changed since the date of the Merger Agreement.

For the foregoing reasons, the representations and warranties or any descriptions of those provisions should not be read alone or relied upon as presenting the actual state of facts or condition of IOAC or Zoomcar, or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this joint proxy statement/consent solicitation statement/prospectus. Please see the section entitled “Where You Can Find More Information.”

IOAC will provide additional disclosures in its public reports to the extent it is aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by federal securities laws.

Ownership of New Zoomcar

The following table shows the anticipated share ownership of various holders of New Zoomcar common stock upon closing of the Business Combination in the no redemption and maximum redemption scenarios and is based on the following assumptions: (i) there are no other issuances of equity interests of IOAC or Zoomcar, (ii) neither the Sponsor nor any of Zoomcar’s current stockholders purchase IOAC public shares in the open market, (iii) no IOAC or New Zoomcar warrants are exercised, and (iv) the Ananda Trust does not purchase shares in the open market between the date of the Ananda Trust Subscription Agreement and the close of business on the third trading day prior to the Extraordinary General Meeting of IOAC’s shareholders called in connection with the Business Combination.

Percentage Share Ownership in New Zoomcar	No Redemptions	Maximum Redemptions(1)
IOAC Public Shares	4.9%	3.5%
IOAC Sponsor Shares	14.5%	14.8%
Cantor and CCM	0.2%	0.2%
Ananda Trust	1.6%	1.6%
Zoomcar Private Financing Investors	10.7%	10.9%
New Zoomcar shares issued in Business Combination	68.1%	69.1%
Total Shares Outstanding	100%	100%
(1)

Assumes that IOAC’s public shareholders exercise redemption rights with respect to 942,630 public shares, which represents redemption of approximately 80% of IOAC public shares, for an aggregate redemption payment of approximately $10.22 million.

Background of the Business Combination

The terms of the Merger Agreement are the result of negotiations between the representatives of IOAC and Zoomcar. The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation or correspondence among representatives of IOAC, Zoomcar, their respective representatives or any other party.

IOAC is a blank check company incorporated on March 22, 2021 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. IOAC focused its search for an initial business combination on businesses that may provide significant opportunities for attractive investor returns.

On October 29, 2021, IOAC consummated its IPO of 23,000,000 units, including 3,000,000 units issued pursuant to the exercise by the underwriter of its over-allotment option in full. Each unit consists of one Class A ordinary share and one-half of one redeemable warrant. Each warrant entitles the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment. The units were sold at an offering price of $10.00 per unit, resulting in gross proceeds of $230,000,000. Concurrently with the completion of IOAC’s initial public offering, IOAC consummated a private placement of an aggregate of 1,060,000 Class A ordinary shares, at a price of $10.00 per Private Placement Shares to the Sponsor, Cantor and CCM. Of the proceeds received from the consummation of the IPO and the simultaneous private placement of shares, $234,600,000 was initially placed in IOAC’s trust account. In connection with the Extension Amendment, in January 2023, IOAC shareholders holding 19,949,665 public shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $206.5 million (approximately $10.35 per public share redeemed) was removed from the Trust Account to pay such holders and approximately $33.1 million remains in the Trust Account as of March 31, 2023.

Prior to the consummation of the initial public offering, on April 17, 2021, the Sponsor received 7,187,500 founder shares in exchange for a capital contribution of $25,000. In September 2021, IOAC effected a dividend of 1.12 shares for each outstanding Class B ordinary share, resulting in the Sponsor holding an aggregate of 8,050,000 founder shares for a purchase price of approximately $0.003 per share.

Prior to the consummation of the IPO, neither IOAC, nor anyone on its behalf, had any substantive discussions, formal or otherwise, with respect to a potential business combination transaction with IOAC.

As a condition to the IPO, in accordance with the terms of the Underwriting Agreement, IOAC, its officers and directors and the Sponsor entered into the Insider Letter on October 26, 2021, pursuant to which, among other things, the parties thereto agreed to vote all of the IOAC shares owned by such holder in favor any proposed business combination presented to IOAC shareholders for approval and not to redeem any shares owned by them in connection with such shareholder approval.

From the date of its IPO through the date of the execution of the Merger Agreement, IOAC’s management and the IOAC Board evaluated and considered numerous potential target companies as candidates for a possible business combination transaction. Due to the effects of the COVID-19 pandemic and related restrictions on travel and reduced numbers of “on-site” workforces, on-site visits were de-prioritized in favor of virtual contact and a heavier reliance on databases and target information available off-site.

IOAC used the following general criteria and guidelines set forth in IOAC’s IPO prospectus (among others) as it sought to focus its search:

●	Sustainable market: focus on an organization that is able to address a sustainable market and not a hype-driven market segment.
●	Technology Adoption: seek an entity that can effect change in its clients using technology or that can stimulate growth with technology adoption.
●	Management team: seek an organization that has a strong management team that has been able to establish itself in the market and has established a succession plan.
●	ESG: seek an organization that has incorporated Economic, Social & Corporate Governance into its core values to ensure the organization is determined to do well financially as well as make a positive impact in society.
●	Culture: seek an organization that has embraced an open and accepting culture to help foster a strong relationship with its employees and other stakeholders in order to ensure that there is a positive and symbiotic culture.

During its search for a potential business combination target, IOAC kept an evolving list of high priority potential targets, which was revised and supplemented from time to time based on evolving information and market factors. The list was updated as new potential targets were identified and evaluated. This list of potential opportunities was periodically shared with, and reviewed in detail by, the IOAC Board.

During such period, IOAC and its representatives:

●	identified and evaluated 15 potential acquisition target companies (other than Zoomcar);
●	participated in in-person or telephonic discussions with representatives of 12 potential acquisition targets (other than Zoomcar); and
●	signed or exchanged drafts of non-disclosure agreements with 13 potential acquisition targets (other than Zoomcar).

IOAC reviewed potential acquisition opportunities based on criteria that were the same or similar to the criteria that the IOAC Board used in evaluating the potential transaction with Zoomcar (as discussed below) which included, among other criteria, the criteria and guidelines to evaluate prospective business opportunities set by the IOAC management team in IOAC’s IPO prospectus. IOAC’s investment thesis was to find a target that was built on a culture of inclusion, diversity and environmental responsibility, technology prowess with a strong defensible market position and a global footprint.

The Sponsor (including its representatives and affiliates) and certain of IOAC’s officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present business combination opportunities to such entity. Accordingly, if any of its officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity.

IOAC does not believe, however, that any fiduciary duties or contractual obligations of its officers had any impact on its search for a potential business combination.

IOAC’s Existing Organizational Documents provide that IOAC renounces its interest in any corporate opportunity offered to any director or officer to the fullest extent permitted by applicable law. IOAC is not aware of any such corporate opportunities not being offered to it, nor does IOAC believe that the limitation of the application of the corporate opportunity doctrine in IOAC’s Existing Organizational Documents had any impact on its search for a potential business combination.

None of the Sponsor or IOAC’s officers or directors have any financial interest in Zoomcar, except that, simultaneously with the signing of the Merger Agreement, Ananda Trust, an affiliate of (i) the Sponsor, (ii) Mohan Ananda, the Chief Executive Officer of IOAC and (iii) Elaine Price, the Chief Financial Officer of IOAC, completed the Ananda Trust Investment in an aggregate amount of $10,000,000, in exchange for the Ananda Trust Note.

Description of Negotiation Process with Candidates Other than Zoomcar

Following the completion of the IPO, representatives of IOAC engaged in extensive discussions with a number of financial advisors, consulting firms and companies with respect to potential acquisition opportunities. Management remained primarily focused on IOAC’s search with targets operating principally in the consumer technology, healthcare, information technology services or enterprise software as a service (SaaS) sector, either in the U.S. or Asia-Pacific (“APAC”) region. Candidates A-J, as described below, constitute parties with which IOAC had substantive discussions including an expression of value.

On November 1, 2021, IOAC signed a non-disclosure agreement with a Dubai-based multinational software company that was established over 30 years ago (“Candidate A”). Led by the founder and chief executive officer, Candidate A had development centers in India, and its customer base was largely European. Candidate A’s primary motivator to merge with a SPAC was to be able to tap the capital markets and build an American market, an objective that aligned well with the objectives of IOAC. Candidate A and IOAC management held several rounds of discussions after signing the non-disclosure agreement. IOAC management took into consideration comparables of similarly sized software companies and technology firms in similar markets. IOAC’s valuation incorporated various factors, including geographical discounts, emerging market discounts and the state of the capital market. Discussions were put on hold with Candidate A when IOAC signed an exclusive letter of intent with Zoomcar.

On November 1, 2021, IOAC had a discussion with a startup media and entertainment company backed by some successful executives (“Candidate B”). IOAC and Candidate B had a follow-up call on November 12, 2021 to discuss more about a potential business combination. IOAC signed a non-disclosure agreement with Candidate B prior to the call. On November 18, 2021, IOAC decided not to pursue a transaction with Candidate B, as Candidate B’s structure did not align well with the stated objectives that IOAC was seeking in a prospective business combination target.

On November 2, 2021, one of the board members of IOAC introduced IOAC management to a prospective target based in the United Kingdom (“Candidate C”). Candidate C was a well-established manufacturing conglomerate that had a global customer base and manufacturing facilities across six countries, including India, and new facilities in the U.S. IOAC and Candidate C discussed the potential for carving out a business unit, which would then be publicly listed via a merger with IOAC. Candidate C demonstrated steady growth with significant EBITDA margins and had been operating for more than 20 years. With existing operations in India and facilities around the globe, Candidate C was looking to grow in the American market, an objective that resonated well with IOAC as it aligned well with IOAC’s investment thesis.

On November 3, 2021, IOAC signed a non-disclosure agreement with an India-based producer of optical fiber (“Candidate D”). Negotiations proceeded with Candidate D through the months of November and December 2021, and a tentative term sheet was shared in December 2021. After successful negotiation, a non-binding term sheet was signed on January 12, 2022, which provided IOAC with exclusivity for a 45-day window with two consecutive 15-day automatic renewals if negotiations were proceeding in good faith. Negotiations proceeded with Candidate D, due diligence providers were brought in, and due diligence was conducted across operations, finance, tax and legal, focusing on entities across Asia, Europe and the U.S. The teams were working towards signing a definitive business combination agreement by the end of April 2022. On April 11, 2022, Candidate D reached out to IOAC in light of the SPAC Rule Proposals issued by the SEC on March 30, 2022 (the “SPAC Rule Proposals”). In light of the SPAC Rule Proposals, uncertainty around the timing of the proposed transaction and the liability risk associated with projections of the proposed business combination affecting all stakeholders, Candidate D determined that a business combination with a SPAC was not favorable.

On December 3, 2021, IOAC was introduced to a Middle East based ecommerce aggregator (“Candidate E”). Candidate E was seeking a partner to merge with to gain capital infusion to support further expansions, and IOAC management believed that Candidate E had a promising growth story. On December 6, 2021, IOAC signed a non-disclosure agreement with Candidate E to learn more about its business model and conduct initial due diligence. Following further inspection of the financials and the business model of Candidate E, IOAC believed that Candidate E was not well-suited for a business combination with IOAC, as the IOAC management team and IOAC Board did not have the necessary experience and expertise to be able to contribute significantly to the growth of Candidate E.

On November 10, 2021, IOAC sent a pitch deck to a prospective target, an APAC based logistics technology company that had been operating for a few years (“Candidate F”). Candidate F was looking for ways to become a public company for accelerated growth. On November 18, 2021, IOAC signed a non-disclosure agreement with Candidate F. In the second week of December, IOAC followed up with discussions and valuations of Candidate F. The valuations took into consideration, among other things, Candidate F’s growth trajectory and competition within Candidate F’s industry. Candidate F was compared to similarly sized logistics providers as well as logistics technology companies in order to prepare an agreeable valuation. Since IOAC signed an exclusive term sheet with Candidate D on January 12, 2022, discussions with Candidate F were placed on hold until the exclusivity expired. On April 12, 2022, IOAC reached out to Candidate F to reinitiate discussions. In the following weeks, IOAC and Candidate F worked towards a term sheet. In the first week of May 2022, the chief executive officer of Candidate F met with Madan Menon, the chief operating officer of IOAC, to understand the mechanics, next steps and requirements for the proposed transaction. Discussions ensued during subsequent weeks. On July 28, 2022, discussions with Candidate F were placed on hold when IOAC signed an exclusive term sheet with Zoomcar, as discussed below.

On November 29, 2021, IOAC signed a non-disclosure agreement with an investment banking firm that wanted to highlight one of its clients as a prospective business combination target. On December 2, 2021, IOAC reviewed the proposed business combination with an automotive analytics firm (“Candidate G”). While the area and story behind Candidate G was attractive, IOAC decided not to pursue this transaction with Candidate G, as IOAC management believed the prospective target did not have the necessary experience to add value post-acquisition.

On April 10, 2022, IOAC connected with a California-based media analytics company (“Candidate H”). Candidate H had shown successful growth and scale over the last several years and had some investors that IOAC believed were promising. The chief executive officer of Candidate H introduced IOAC to their bankers, and, on April 19, 2022, IOAC management had a conversation with the investment bankers for Candidate H. During that conversation, the bankers expressed that the market was not conducive for a fundraise and decided that a business combination with a SPAC was not favorable.

On May 7, 2022, IOAC was introduced to a Canadian based property technology firm (“Candidate I”) that was looking to merge with a SPAC to tap into the U.S. market. The IOAC management team had several rounds of discussions with Candidate I to understand their objectives. On May 31, 2022, discussions were placed on hold as Candidate I wanted to reassess its goals for the year.

On May 17, 2022, IOAC was introduced to a prospective target software company based in California (“Candidate J”). On May 18, 2022, after signing a non-disclosure agreement with Candidate J, IOAC reviewed its valuation as well as potential structure. On May 21, 2022, IOAC management followed up with Candidate J to learn about its capital requirements. Following further valuation of Candidate J, IOAC chose not to pursue a business combination, as IOAC would not be able to add significant value to the transaction post-closing.

Description of Negotiation Process with Zoomcar

On June 27, 2022, representatives of CCM participated in a video conference with Mr. Ananda and Mr. Menon of IOAC to discuss Zoomcar and the possibility of engaging in a potential business combination with Zoomcar. Zoomcar is a leading car sharing marketplace in emerging markets with an asset light model. Zoomcar currently has a presence in four countries and more than 50 cities. Zoomcar was seeking a potential business combination partner and was interested to know if IOAC was open to a discussion regarding a potential transaction. The possibility of a business combination with Zoomcar aligned with IOAC’s investment thesis, as Zoomcar had industry leading technology, an American enterprise with a strong India focus and ambitions for global growth and scale, and a strong, defensible market position. Zoomcar had built a strong technology platform, was in a market leadership position, had more than five years of operating history, having been established in 2012, was working towards building out an extraordinarily strong team, and had a set of well-respected investors. IOAC expressed willingness to explore a possible business combination with Zoomcar and, on that same date, IOAC signed a nondisclosure agreement with Zoomcar.

On June 28, 2022, Mr. Ananda and Mr. Menon of IOAC, and Greg Moran and Geiv Dubash of Zoomcar, met via video conference to introduce their respective teams and discuss certain business and valuation matters. Representatives of CCM were also in attendance.

IOAC and Zoomcar discussed valuations based on trading multiples for certain types of companies in each of the “Car Share / Ride Hailing / Food Delivery”, “Online Travel” and “Other Online Marketplaces” categories, while discounting Zoomcar to reflect the emerging markets aspect of its business. Companies in the Car Share / Ride Hailing / Food Delivery category included: Doordash, Getaround, Grab, Just Eat, Lyft and Uber. Companies in the Online Travel category included: Booking Holdings, Expedia, Tripadvisor and Trip.com. Companies in the Other Online Marketplaces category included: Airbnb, Etsy, Fiverr, Poshmark and Upwork. The representatives of Zoomcar indicated that they were open to discussions regarding Zoomcar’s valuation.

On June 29, 2022 and June 30, 2022, Mr. Ananda and Mr. Menon of IOAC met via video conference with representatives of CCM to further discuss valuation, potential earnout structures and next steps.

On July 1, 2022, IOAC, in consultation with representatives of CCM and representatives of IOAC’s U.S. legal counsel, McDermott Will & Emery (“MWE”), sent Zoomcar an initial draft term sheet that (i) included a $550 million pre-money valuation (inclusive of a $200 million earn-out, whereby earn-out shares would be issued in four equal tranches if, during the five-year period following the Closing, VWAP milestones of $15.00 per share, $20.00 per share, $25.00 per share and $30.00 per share are achieved); (ii) contemplated a $50-$75 million PIPE investment in the form of equity, equity-linked securities or debt; (iii) contemplated a $100 million equity line of credit (“ELOC”); (iv) assumed 75% redemptions; (v) required $0 minimum cash at Closing; (vi) contemplated a commitment from the Sponsor to invest $10 million in Zoomcar, to be funded at signing of the business combination agreement; (vii) included 180-day lock-ups for shares held by the Sponsor and shares to be issued to significant Zoomcar stockholders (viii) contemplated approximately $20 million in transaction fees; (ix) provided for one or two directors of the post-combination company to be appointed by IOAC; and (x) provided for a 60- day mutual exclusivity period with two automatic 15-day extensions.

On July 7, 2022, Madan Menon, the chief operating officer of IOAC, met with Greg Moran, the chief executive officer of Zoomcar, in order to understand Zoomcar’s needs and provide some basis for the valuation work that IOAC had performed.

On July 12, 2022, Zoomcar sent a revised draft term sheet, in which (i) earn-out milestones were revised to provide that half of the earn-out shares would be issued if the VWAP milestone of $15.00 per share is achieved and the second half would be issued if the VWAP milestone of $20.00 per share is achieved, in each case during the earnout period, (ii) the structure of the Ananda Trust Financing was revised and (iii) a $50 million minimum cash condition was proposed.

On July 14, 2022, IOAC sent a revised draft term sheet to Zoomcar, wherein, among other edits, IOAC proposed that the definitive agreement would include a covenant by Zoomcar not to raise any debt financing prior to the Closing.

Negotiations of the draft term sheet continued through the next two weeks. Consideration structure, minimum cash and Zoomcar’s ability to complete a debt transaction prior to the Closing were among the subjects negotiated. On July 22, 2022, after deliberation with representatives of its legal counsel, Ellenoff Grossman & Schole LLP (“EGS”), Zoomcar sent a revised draft term sheet to IOAC. On July 24, 2022, IOAC reverted to Zoomcar with a further revised draft term sheet. On July 25, 2022, EGS sent further revisions to the draft term sheet. On July 26, 2022, MWE sent additional comments to the draft term sheet.

On July 27, 2022, EGS sent a revised draft term sheet, followed by a further revised version the following day. MWE signed off on the revised document.

On July 28, 2022, IOAC signed a non-binding but exclusive term sheet (the “LOI”) with Zoomcar. The LOI provided for transaction consideration issuable at Closing to Zoomcar stockholders consisting of (i) securities of the post-closing company, valued at $10.00 per share, having an aggregate value of $350 million (the “Transaction Shares”) and (ii) up to an additional 20 million shares of the post-closing company (the “Earn-Out Shares,” and together with the Business Combination Shares, the “Consideration Shares”). Under the LOI, the Earn-Out Shares would be issuable upon satisfaction of the following conditions based on the performance of the post-Closing price of New Zoomcar common stock: (i) if, during the 5-year period beginning on the first day after Closing, the VWAP of New Zoomcar common stock were to exceed $15.00 per share for at least 20 trading days during any 30 consecutive trading day period, one-half of the Earn-out Shares will be distributed to the Zoomcar stockholders; (ii) if, during the 5-year period beginning on the first day after Closing, the VWAP of New Zoomcar common stock were to exceed $20.00 per share for at least 20 trading days during any 30 consecutive trading day period, an additional one-half of the Earn-out Shares would be distributed to the Zoomcar stockholders. One or both tranches of the Earn-out Shares would automatically vest upon the consummation, during the Earnout Period, of a change of control of New Zoomcar with a per share value in excess of the applicable trigger price for the Earnout Shares.

The LOI further provided that IOAC and the Sponsor, with reasonable assistance from Zoomcar, would use best efforts to raise at least $50-75 million (exclusive of the Ananda Trust Financing) via a private investment in public equity, convertible equity or debt, on terms acceptable to Zoomcar and IOAC (any such financing, the “PIPE”), to be committed in writing upon signing of the Merger Agreement. In addition, the LOI provided that IOAC and its advisors, together with Zoomcar and its advisors, intended to arrange a $100 million facility (or such other amount reasonably acceptable to Zoomcar) on terms acceptable to Zoomcar to be available at Closing in the form of an ELOC. In addition to the above, the LOI provided that (i) the Sponsor and its affiliates would provide an additional $10 million of equity funding (the “Ananda Trust Financing”) in connection with the Business Combination on terms acceptable to the Sponsor and Zoomcar, to be funded simultaneously with the signing of the Merger Agreement, and (ii) Zoomcar may raise up to $30 million in a convertible debt or equity financing on terms substantially equivalent to, and not more economically favorable to investors than, the Ananda Trust Financing.

In addition, the LOI provided that (i) holders of a mutually agreeable percentage of total outstanding shares of Zoomcar and (ii) holders of the founder shares would be subject to a 180-day lock-up, subject to exceptions mutually agreed by IOAC and Zoomcar. The LOI provided that, at Closing, the board of directors of New Zoomcar would consist of: (i) two directors designated prior to Closing by IOAC, (ii) two independent directors who are designated by Zoomcar and reasonably acceptable to IOAC and (iii) the remaining directors designated prior to the Closing by Zoomcar. The LOI contained a 45-day exclusivity and one 15-day automatic renewal if the negotiations were proceeding on good faith.

IOAC then engaged vendors to carry out the due diligence for this transaction. Withum Smith+Brown, PC (“Withum”) was engaged on August 5, 2022 to carry out financial, ESG and operational due diligence. Ernst & Young LLP (“E&Y”) was engaged on August 10, 2022 to carry out tax due diligence. IOAC’s U.S. legal counsel, MWE, together with firms in India, Indonesia, Vietnam and Egypt, were engaged to carry out legal due diligence on the transaction.

As the proposed Business Combination would create or involve circumstances in which the interests of certain members of the Sponsor, and certain directors, officers and shareholders of IOAC, are different from the interests of the public shareholders of IOAC, in particular, the proposed investment in Zoomcar by the Ananda Small Business Trust, a trust affiliated with Dr. Mohan Ananda and Ms. Elaine Price (the “Ananda Trust”), in the Ananda Trust Financing and the Ananda Trust Subscription Agreement described herein, the IOAC Board determined to establish a special committee of independent and disinterested directors of IOAC (the “Special Committee”) to review, negotiate and evaluate the proposed Business Combination. On August 14, 2022, the IOAC Board convened a virtual meeting, attended by MWE, to discuss, among other things, the formation of a Special Committee and the Special Committee’s roles and responsibilities.

The IOAC Board unanimously resolved on August 18, 2022 to establish the Special Committee to review, negotiate and evaluate the potential transaction, such Special Committee to be comprised of three directors determined to be independent and disinterested with respect to the potential transaction. The Special Committee consisted of Fernando Garibay, Anuradha George and Valarie Sheppard. IOAC’s Board authorized the Special Committee, among other things, to review, negotiate and evaluate the potential transaction and the proposed Ananda Trust Financing. Each member of the Special Committee received an allocation from the Sponsor of 5,000 founder shares in recognition of their additional responsibilities while serving on the Special Committee. Effective March 31, 2023, Ms. George resigned from her position as a director of IOAC, including her membership on the Audit Committee and the Special Committee. Ms. George agreed to forfeit 5,000 founder shares previously allocated to her for her services on the Special Committee.

The Special Committee had the responsibility of reviewing, evaluating and providing the IOAC Board with a recommendation regarding the evaluation of the proposed Business Combination and the proposed Ananda Trust Financing, including a determination as to the advisability of any such action or transactions.

Also on August 18, 2022, Houlihan Capital was engaged to render an opinion as to whether, as of the date of such opinion, (1) the Business Combination (as defined therein) and any related financing transactions are fair, from a financial point of view, to IOAC’s unaffiliated security holders and (2) the Affiliate Financing (as defined therein) is fair, from a financial point of view, to IOAC’s unaffiliated security holders. Between August 18, 2022 and October 12, 2022, representatives of IOAC and Zoomcar met numerous times via video conference and telephone with representatives of Houlihan Capital to discuss the proposed transaction. On August 19, 2022, Mr. Menon met via video conference and telephone with representatives of Houlihan Capital to discuss such topics as Zoomcar’s industry, financial performance, growth opportunities, competitive positioning and management team. In addition, representatives of Houlihan Capital reviewed and analyzed documents and data provided in the online data room.

On August 22, 2022, EGS sent an initial draft Merger Agreement to MWE.

On August 23, 2022, MWE sent an initial draft Ananda Trust Subscription Agreement between Ananda Trust and IOAC to EGS.

On August 25, 2022, the Special Committee met via video conference with representatives of MWE to discuss the terms of the Merger Agreement.

On August 28, 2022, the Special Committee met via video conference with representatives of MWE to discuss the Special Committee’s evaluation and engagement of financial advisors in connection with the proposed business combination transaction with Zoomcar.

On August 29, 2022, representatives of Houlihan Capital held a discussion with IOAC’s and Zoomcar’s management teams regarding its review and analysis of documents and data provided in the online data room.

On August 30, 2022, MWE presented its preliminary due diligence findings to the Special Committee.

On September 1, 2022, the Special Committee met via video conference with representatives of MWE to discuss the scope of the mandate of the Special Committee and fiduciary duties in connection with the proposed business combination transaction with Zoomcar, and the Special Committee’s ability to retain independent financial and legal advisors. The Special Committee determined that the firm West Monroe Partners (“West Monroe”) should be retained to conduct technology due diligence.

On September 1, 2022, Morris, Nichols, Arsht & Tunnell LLP (“Morris Nichols”) was contacted by MWE to discuss the potential engagement of Morris Nichols as independent counsel to the Special Committee.

On September 2, 2022, Houlihan Capital presented a preliminary analysis to the Special Committee, which was subject to further review and diligence.

On September 2, 2022, MWE sent initial drafts of the Lock-up Agreement and the Stockholder Support Agreement to EGS.

On September 3, 2022, Morris Nichols presented its experience and qualifications to the Special Committee regarding its potential engagement as independent counsel. On September 3, 2022, the Special Committee selected Morris Nichols as counsel. The Special Committee finalized an engagement letter with Morris Nichols on September 7, 2022.

On September 6, 2022, Morris Nichols and MWE participated in an introductory call to discuss preliminary considerations and certain background information in connection with the potential transaction and the due diligence process.

On September 6, 2022, MWE sent a revised Lock-up Agreement to EGS to conform to the Sponsor lock-up provisions.

Also on September 6, 2022, the Special Committee met via video conference to discuss the process and the potential engagement of a financial advisor for the Special Committee. Representatives of Morris Nichols attended the meeting and discussed preliminary considerations in connection with the potential transaction. The Special Committee, Morris Nichols and Withum, retained by IOAC to conduct financial, operational and environmental, social and governance due diligence, met via a separate video conference line thereafter in order to receive an update from Withum on the status of its due diligence process in connection with the potential transaction.

During the period from September 6, 2022 through September 26, 2022, the Special Committee and Morris Nichols solicited a number of potential independent financial advisors for the Special Committee. Morris Nichols participated in introductory calls with potential financial advisors to discuss the potential transaction and to provide information to facilitate the submission of draft engagement letters and fee quotes from such potential financial advisors.

On September 7, 2022, the Special Committee met via video conference to discuss the potential engagement of a financial advisor for the Special Committee as well as feedback from the due diligence session with Withum the day prior. Representatives of Morris Nichols attended the meeting. Among other matters, the Special Committee discussed Zoomcar’s financial reporting practices and the scalability of its business model.

On September 12, 2022, Morris Nichols received a draft of the Merger Agreement from MWE. Morris Nichols continued to receive drafts of the Merger Agreement and to provide comments throughout the process.

Also on September 12, 2022, Morris Nichols and Ms. Sheppard participated in an introductory call with Zukin Certification Services, LLC (“ZCS”) regarding its potential engagement as a financial advisor to conduct due diligence on the reasonableness of Zoomcar’s financial projections and their underlying assumptions. Later that same day, the Special Committee met via video conference to discuss the potential engagement of financial advisors for the Special Committee, specifically ZCS. Representatives of Morris Nichols and ZCS attended the meeting. Following ZCS’s presentation and departure from the meeting, the Special Committee indicated a preference to preliminarily engage ZCS subject to its conflicts check. The Special Committee instructed Morris Nichols to (i) follow up with one other financial advisor who indicated a willingness to diligence Zoomcar’s financial projections and (ii) continue to solicit financial advisors to serve in an advisory role to the Special Committee.

Pursuant to a request from the Zoomcar Board of Directors (the “Zoomcar Board”), on September 13, 2022, representatives of the Special Committee, Zoomcar Board, Morris Nichols, MWE, EGS and CCM participated in a call. Zoomcar’s Board asked the Special Committee whether it had any objection to the Ananda Trust providing its $10 million investment in Zoomcar as soon as possible and prior to the execution of the Merger Agreement, to which representatives of the Special Committee advised that they would confer on the topic that evening at their scheduled Special Committee meeting. The Special Committee met via video conference that evening, and representatives of Morris Nichols attended the meeting. Among the matters discussed, the Special Committee exchanged views regarding the Zoomcar Board’s request. Following discussion, the Special Committee directed Morris Nichols to report to EGS that the Special Committee did not have any objections to Dr. Ananda having conversations with Zoomcar about such financing, but that the Special Committee would like to understand the terms of such financing prior to the financing being finalized. The Special Committee then discussed the status of its engagement of a financial advisor to the Special Committee. Separately, following confirmation of ZCS’s conflicts check, the Special Committee also determined to engage ZCS to conduct due diligence on Zoomcar’s financial projections.

On September 14, 2022, MWE sent its updated due diligence findings to the Special Committee. On the same day, Withum sent its preliminary due diligence findings to the Special Committee.

On September 15, 2022, EGS sent comments to the Lock-up Agreement and the Stockholder Support Agreement to MWE.

Also on September 15, 2022, the Special Committee met via video conference for a summary of the initial technology due diligence findings with respect to Zoomcar from West Monroe, retained by the Special Committee to conduct technology due diligence. Representatives of Morris Nichols and West Monroe attended the meeting. The Special Committee and West Monroe discussed, among other things, Zoomcar’s data breach in 2018 and options available to IOAC to improve Zoomcar’s data security controls. The Special Committee, Morris Nichols and another potential financial advisor met via a separate video conference line thereafter in order to interview the potential financial advisor. The Special Committee also instructed Morris Nichols to schedule a call with IOAC management.

On September 16, 2022, MWE sent their comments on the Merger Agreement to Morris Nichols.

On September 17, 2022, West Monroe shared a draft of its initial technology due diligence findings with the Special Committee.

Also on September 17, 2022, the Special Committee met via video conference to discuss Withum’s draft due diligence report. Representatives of Morris Nichols attended the meeting. The Special Committee discussed, among other things, Zoomcar’s financial reporting processes, the qualification and experience of Zoomcar’s leadership team, and the scalability and sustainability of Zoomcar’s business model. Morris Nichols also reported on its discussions with ZCS, pursuant to which the Special Committee confirmed its determination to engage ZCS to conduct due diligence on Zoomcar’s financial projections.

On September 18, 2022, the Special Committee met via video conference to discuss Withum’s due diligence report. Representatives of Morris Nichols and Withum attended the meeting. The Special Committee, Morris Nichols, IOAC management and MWE met via a separate video conference line thereafter in order to discuss IOAC management’s view of the potential transaction. IOAC management reported confidence in the valuation, projections and scalability of Zoomcar. The Special Committee directed IOAC management to provide the Special Committee with certain financial information and key performance indicators from Zoomcar.

On September 19, 2022, Zoomcar management and CCM participated in a call with Ms. Sheppard, Morris Nichols and IOAC management in response to the information requested by the Special Committee.

Also on September 19, 2022, the Special Committee met via video conference to discuss the solicitation of potential financial advisors for the Special Committee, feedback on the meeting with IOAC management the day prior and feedback on the call earlier that day with Zoomcar management. Representatives of Morris Nichols attended the meeting. Morris Nichols also reported to the Special Committee regarding the results of discussions with each committee member prior to the meeting to confirm his or her independence.

On September 20, 2022, ZCS’s engagement letter was finalized and fully executed. Between September 20, 2022 and October 12, 2022, representatives of IOAC and Zoomcar met via video conference and telephone with representatives of ZCS to discuss such topics as Zoomcar’s industry, financial performance, growth opportunities, competitive positioning and management team. In addition, representatives of ZCS reviewed and analyzed documents and data provided in the online data room and held numerous discussions with IOAC’s and Zoomcar’s management teams.

Also on September 20, 2022, Withum discussed its due diligence report with the Zoomcar team. It reported on such discussion to the Special Committee that evening when the Special Committee met via video conference. Representatives of Morris Nichols, Withum and MWE attended the meeting. Aside from Withum’s due diligence report, the Special Committee discussed (i) comments to the Merger Agreement with Morris Nichols and MWE and (ii) IOAC management’s involvement in due diligence sessions moving forward. Morris Nichols updated the Special Committee on solicitation of a financial advisor to the Special Committee, including two proposals the Special Committee had received in relation thereto.

On September 21, 2022, the Special Committee met via video conference to discuss the engagement of a financial advisor to the Special Committee (including two fee proposals that it had received in connection therewith) and to interview Lincoln International, LLC (“Lincoln”), who had provided one of such fee proposals. Representatives of Morris Nichols and Lincoln attended the meeting. The Special Committee determined to engage Lincoln as financial advisor to the Special Committee.

Later that evening on September 21, 2022, the Special Committee received a revised version of the due diligence report from Withum.

On September 22, 2022, MWE sent EGS comments to the Merger Agreement from IOAC and the Special Committee.

On September 26, 2022, West Monroe sent the Special Committee and Morris Nichols a revised draft of its technology due diligence report and indicated that it was continuing to work with Zoomcar management to obtain diligence items.

Also on September 26, 2022, Zoomcar sent audited financials for fiscal year 2022 to MWE and Morris Nichols, which Morris Nichols then distributed to Lincoln, ZCS, Withum and Houlihan Capital. Those advisors reviewed and analyzed the data provided and held numerous discussions with Zoomcar management relating thereto.

Also on September 26, 2022, the engagement letter with Lincoln was finalized and fully executed. Between September 26, 2022 and October 12, 2022, representatives of IOAC and Zoomcar met via video conference and telephone with representatives of Lincoln to discuss such topics as Zoomcar’s industry, financial performance, growth opportunities, competitive positioning and management team. In addition, representatives of Lincoln reviewed and analyzed documents and data provided in the online data room and held numerous discussions with IOAC’s and Zoomcar’s management teams.

On September 27, 2022, MWE notified Morris Nichols that the Letter of Intent’s exclusivity period was extended until October 7, 2022.

Also on September 29, 2022, EGS sent revised drafts of the Lock-up Agreement and the Stockholder Support Agreement.

On September 30, 2022, MWE signed off on the terms of the Lock-Up Agreement and Stockholder Support Agreement.

On September 30, 2022, Morris Nichols, IOAC management and MWE participated in a call, pursuant to which IOAC management confirmed that it continued to support the potential transaction based on the terms of the LOI. Morris Nichols relayed this confirmation to the Special Committee at a meeting of the Special Committee that took place via video conference later that same day. At the Special Committee meeting, the Special Committee received an update on the various advisor workstreams in light of the negotiated exclusivity period and attended ZCS’s presentation of its preliminary findings with respect to its reasonable basis review. Representatives of Morris Nichols, Lincoln and ZCS attended the meeting. ZCS reported that: (i) the assumptions used, taken as a whole, provided reasonable support for the projections; (ii) the projections are consistent with the material factors and assumptions used to construct them, and took into account the preparers of the projections informed judgment; and (iii) there is a reasonable basis for those projections provided by the Target. Following the presentation, the Special Committee instructed Morris Nichols to schedule a follow-up meeting with the ZCS team to discuss certain details regarding the underlying assumptions of Zoomcar’s financial projections. The Special Committee confirmed that it would like to receive final versions of all reports and presentations thereof from all due diligence advisors and to meet with the Lincoln team to discuss the potential transaction. It was noted that IOAC management should also receive such due diligence reports and attend such presentations.

Later that same evening, IOAC management, Ms. Sheppard, Morris Nichols and MWE participated in a call in which the preliminary ZCS findings were reported and IOAC management was invited to attend all due diligence sessions with the Special Committee the following week.

On October 2, 2022, the Special Committee met via video conference to discuss with ZCS certain details regarding the assumptions underlying Zoomcar’s financial projections. Representatives of Morris Nichols, Lincoln and ZCS attended the meeting.

On October 4, 2022, the Special Committee received final due diligence reports from Withum and West Monroe. IOAC management also proposed a final due diligence presentation to IOAC management and the Special Committee from E&Y, retained by IOAC to conduct tax due diligence.

Also on October 4, 2022, Morris Nichols participated in a call with MWE regarding comments to the draft Merger Agreement on behalf of the Special Committee. MWE also sent Morris Nichols drafts of the Ananda Trust Subscription Agreement and the Ananda Trust Note.

Also on October 4, 2022, EGS sent comments to the Ananda Trust Subscription Agreement to MWE.

Also on October 4, 2022, Morris Nichols participated in a call with MWE regarding comments to the draft Merger Agreement on behalf of the Special Committee. MWE also sent Morris Nichols drafts of the Ananda Trust Subscription Agreement and the Ananda Trust Note.

Also on October 4, 2022, the Special Committee met via video conference to attend West Monroe and Withum’s final due diligence presentations. Representatives of IOAC management, Morris Nichols, Lincoln, West Monroe, Withum and MWE attended the meeting.

On multiple occasions, Lincoln, Houlihan Capital and Morris Nichols held meetings via teleconference and video conference with IOAC management, MWE, Zoomcar management, EGS and CCM to review and discuss the calculation of the merger consideration, specifically as it was defined in the Merger Agreement with respect to the assumption of Zoomcar warrants and options.

On October 6, 2022, Morris Nichols provided MWE with comments to the draft Merger Agreement.

Also on October 6, 2022, MWE sent comments to the Ananda Trust Subscription Agreement to EGS.

Also on October 6, 2022, EGS sent the initial draft of the Sponsor Support Agreement to MWE.

On the evening of October 6, 2022, the Special Committee received Lincoln’s draft presentation materials. The Special Committee then met via video conference to attend E&Y and MWE’s final due diligence presentations, to participate in a question-and-answer session with IOAC management, and to attend Lincoln’s presentation of its preliminary analyses with respect to the potential transaction. Representatives of IOAC management, Morris Nichols, Lincoln, E&Y and MWE attended the meeting. Lincoln based its valuation analysis on select precedent capital raise transactions for mobility and shared infrastructure companies that it deemed most relevant based on the amount of capital raised, geography of operations, revenue size, growth and business model at the time of each capital raise. Lincoln’s analysis also accounted for certain past and potential reclassifications to Zoomcar’s revenue in the last three months’ revenue annualized for Zoomcar and Zoomcar’s projected calendar year 2023 revenue. Based on its analysis, Lincoln presented various enterprise value range indications for Zoomcar ranging from $265 million to $698 million based on certain risk-adjusted scenarios for Zoomcar’s last three months’ revenue annualized and Zoomcar’s projected calendar year 2023 revenue. Lincoln noted an implied enterprise value of $546 million for Zoomcar, based on the proposed merger consideration, which included the value of the potential transaction’s earnout and the value of Zoomcar Options and Zoomcar Warrants.

On October 7, 2022, MWE sent comments to the Sponsor Support Agreement to EGS.

Also on October 7, 2022, the Special Committee received final presentation materials from Houlihan Capital and ZCS. The Special Committee then met via video conference to attend ZCS and Houlihan Capital’s presentations. Representatives of IOAC management, Morris Nichols, Lincoln, ZCS, Houlihan Capital and MWE attended the meeting. ZCS verbally rendered its reasonable basis report conclusions and supporting analyses to the Special Committee. Houlihan Capital verbally rendered its opinion to the Special Committee. Houlihan Capital concluded that (1) the Business Combination and any related financing transactions were fair, from a financial point of view, to IOAC’s unaffiliated security holders and (2) the Ananda Trust Financing was fair, from a financial point of view, to IOAC’s unaffiliated security holders.

On October 8, 2022, MWE sent EGS comments to the draft Merger Agreement.

In addition, on October 8, 2022, Houlihan Capital sent its revised fairness opinion to Morris Nichols to be held in escrow. The Special Committee also received a revised legal due diligence report from MWE.

On the morning of October 8, 2022, the Special Committee met via video conference to review and discuss the Merger Agreement as well as the ancillary agreements related to the Ananda Trust Financing. Morris Nichols attended the meeting. After discussion of the terms of the Merger Agreement and subject to further negotiation of certain merger terms, the Special Committee unanimously approved resolutions in which they (i) determined that the Merger Agreement, the Ananda Trust Financing, the Merger and the Business Combination were in the best interests of IOAC and IOAC’s shareholders, including IOAC’s public shareholders (ii) recommended that the Board approve the Merger Agreement, the Ananda Trust Financing, the Merger and the Business Combination and (iii) recommended that the Board recommend the Business Combination, including the Merger and the Ananda Trust Financing, to the shareholders of IOAC.

Immediately following the Special Committee meeting on October 8, 2022, the IOAC Board met via video conference to review and discuss the Special Committee process in connection with the potential transaction, the IOAC Board’s feedback from the final due diligence reports, and the Merger Agreement. After discussion of the terms of the Merger Agreement and subject to further negotiations of certain merger terms, the IOAC Board unanimously determined, among other things, that it was advisable and in the best interests of IOAC and its shareholders that the IOAC Board accept, approve, authorize, and adopt the Merger Agreement, the Business Combination, the Ancillary Documents to which IOAC is a party and the transactions contemplated thereby.

The remainder of October 8, 2022 was spent negotiating certain terms among the representatives of MWE, EGS, IOAC management, Zoomcar management and Morris Nichols.

On October 9, 2022, the Special Committee met via video conference to discuss the developments in negotiations with respect to the Merger Agreement. Morris Nichols attended the meeting. Following discussion, the Special Committee determined to proceed with the Merger Agreement on the updated terms. The Special Committee instructed Morris Nichols to report its determination to MWE.

Morris Nichols notified MWE of the Special Committee’s determinations immediately following the Special Committee meeting on October 9, 2022. MWE proceeded to obtain written confirmation from the remaining Board members to proceed. Upon receipt of written confirmation from the IOAC Board, MWE promptly notified EGS of the Board’s determinations.

On October 9, 2022, EGS sent a revised Sponsor Support Agreement to MWE. At MWE’s request, EGS agreed to remove the section regarding excise taxes and fees and sent a further revised Sponsor Support Agreement to MWE on October 1, 2022. MWE signed off on the revised document.

On October 10, 2022, EGS circulated the execution version of the Ananda Trust Subscription Agreement.

Negotiations of the Merger Agreement continued through October 12, 2022, and updates were provided to the Special Committee and the IOAC Board.

On October 13, 2022, IOAC, Innovative International Merger Sub, Inc., Greg Moran and Zoomcar executed the Merger Agreement. Concurrently with the execution of the Merger Agreement, Zoomcar and Ananda Trust entered into the Ananda Trust Note and IOAC, Ananda Trust entered into the Ananda Trust Subscription Agreement, IOAC and certain Zoomcar stockholders entered into the Lock-Up Agreement and the Sponsor, IOAC and Zoomcar entered into the Sponsor Support Agreement. IOAC and Zoomcar issued a joint press release announcing the Business Combination, which it filed with a Current Report on Form 8-K.

On October 19, 2022, IOAC and Zoomcar issued a joint press release regarding the Merger Agreement and Ancillary Agreements, which press release and agreements it filed with a Current Report on Form 8-K.

Recommendation of the Special Committee and IOAC Board and Reasons for Approval of the Business Combination

The IOAC Board, in evaluating the Business Combination, consulted with IOAC management and its financial, legal and other advisors. In reaching its unanimous resolution (i) that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Domestication, are advisable and in the best interests of IOAC and (ii) to recommend that the IOAC shareholders adopt the Merger Agreement and approve the Merger and the other transactions contemplated by the Merger Agreement, the IOAC Board considered the unanimous recommendation of the Special Committee and a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, IOAC Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The IOAC Board viewed its decision as being based on all of the information available and the factors presented to and considered by the IOAC Board. In addition, individual directors may have given different weight to different factors. This explanation of IOAC’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

The IOAC Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

●	Zoomcar’s Significant Addressable Market. The opportunistic timing of entering into a transaction with Zoomcar, which has a leading market position in the mobility sharing market in India, Egypt and Indonesia and is well-positioned to enter into additional emerging markets in the future, including markets with large populations of lower to middle-class individuals who do not currently own or have access to vehicles.
●	Zoomcar’s Asset-Light Business Model and Economics. Zoomcar’s asset-light business model, which focuses on providing an internet-enabled car sharing platform which Zoomcar has utilized to increase the number of bookings and available cars on its platform since the Company’s transition to its current asset-light business model.
●	Zoomcar’s Experience and Industry Knowledge. Zoomcar’s management demonstrated in-depth knowledge of and leadership and experience in the mobility industry.
●	Due Diligence. Due diligence examinations of Zoomcar and discussions with Zoomcar’s management team and IOAC’s legal, financial and other advisors concerning IOAC’s due diligence examination of Zoomcar;
●	Negotiated Transaction. The financial and other terms of the Merger Agreement, including the consideration deliverable to the security holders of Zoomcar thereunder, and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between IOAC and Zoomcar and that the terms of the Business Combination, including the valuation of Zoomcar for purposes for the transaction and other information about Zoomcar, were evaluated carefully and unanimously approved by the Special Committee composed entirely of independent members of the IOAC Board.
●	Fairness Opinion. Houlihan Capital provided its opinion to the Special Committee and the IOAC Board to the effect that, as of the date of such opinion and subject to the assumptions, limitations, qualifications and other conditions contained therein, (i) the Business Combination and any related financing transactions and (ii) the Ananda Trust Financing are fair, from a financial point of view, to IOAC’s unaffiliated security holders;

●	Conclusion of the Reasonable Basis Review. ZCS’s findings, as presented to the Special Committee and IOAC Board following ZCS’s Reasonable Basis review, that there is a reasonable basis for the financial projections provided by Zoomcar’s management to IOAC.
●	Reasonableness of Consideration. Following legal and business due diligence review carried out by IOAC, the Special Committee and the IOAC Board and their respective representatives and advisors, with respect to the information about Zoomcar made available to IOAC, including the financial projections of Zoomcar’s management, taking into account the opinion IOAC received from Houlihan Capital regarding the fairness of the consideration to be delivered by IOAC to Zoomcar security holders in the proposed Business Combination, the IOAC Board determined that the aggregate consideration to be delivered pursuant to the Merger Agreement was fair to IOAC.
●	Other Alternatives. Following a thorough review of other business combination opportunities reasonably available to IOAC since the time of the IPO, the IOAC Board believes that the proposed Business Combination with Zoomcar represents the most attractive opportunity for IOAC and for investors based upon the process utilized to evaluate and assess other potential acquisition targets.

The IOAC Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination including, but not limited to, the following:

●	Macroeconomic Risks and Uncertainties. Macroeconomic uncertainty, including the potential impact of the COVID-19 pandemic, and the effects associated travel restrictions could have on Zoomcar’s results of operations;
●	Business Plan and Projections May Not Be Achieved. The risk that Zoomcar’s actual results may differ from the estimates reflected in the financial forecasts incorporated in in the financial projections presented to IOAC;
●	Redemption Risk. The potential that a significant number of IOAC shareholders elect to redeem their shares prior to the consummation of the Business Combination which could impact cash proceeds to Zoomcar from the Business Combination if other financing is not obtained prior to Closing;
●	Shareholder Vote. The risk that IOAC’s shareholders may fail to provide the votes necessary to effect the Business Combination;
●	Closing Conditions. The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within IOAC’s control;
●	Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination;
●	Listing Risks. The challenges associated with preparing Zoomcar, a private entity, for the applicable disclosure and listing requirements to which Zoomcar will be subject as a publicly traded company on Nasdaq;
●	Benefits May Not Be Achieved. The risks that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe;
●	IOAC Shareholders Receiving a Minority Position in Zoomcar. The risk that IOAC shareholders will hold a minority position in New Zoomcar;
●	Liquidation of IOAC. The risks and costs to IOAC if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in IOAC being unable to effectuate a business combination within the timeline required by the Existing Organizational Documents;
●	Conflicts of Interest. The risk that conflicts of interest of IOAC’s management or members of the IOAC Board may have influenced IOAC Board’s determination to pursue the proposed Business Combination with Zoomcar;

●	Fees and Expenses. The fees and expenses associated with completing the Business Combination could exceed expectations; and
●	Other Risks Factors. Various other risk factors associated with the business of Zoomcar, as described in the section entitled “Risk Factors” appearing elsewhere in this joint proxy statement/ consent solicitation statement/prospectus.

In evaluating the conflicts of interest referenced above, the IOAC Board concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for IOAC’s IPO and are disclosed in this joint proxy statement/consent solicitation statement/prospectus, (ii) other than any conflicts arising as a result of the Ananda Trust Investment, most of these disparate interests would exist with respect to a business combination by IOAC with any other target business or businesses and (iii) that each of the Sponsor and Ananda Trust, which is an affiliate of the Sponsor, will hold equity interests in New Zoomcar with value that, after the Closing, will be based on the future performance of New Zoomcar’s stock. In addition, the Special Committee reviewed and considered these interests during their evaluation of the proposed Business Combination and in unanimously approving, as members of the IOAC Board, the Merger Agreement and the related agreements and the transactions contemplated thereby, including the Business Combination.

Interests of Certain Persons in the Business Combination

In addition to considering the factors described above, the IOAC Board also considered the following:

The Sponsor, shareholders of IOAC, certain directors and officers of IOAC, CCM and Cantor have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of IOAC shareholders (see section entitled “The Business Combination Proposal — Interests of IOAC’s Sponsor, Directors and Officers in the Business Combination”). The Special Committee reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the Special Committee and the IOAC Board, the Merger Agreement and the Business Combination.

The above discussion of the material factors considered by the IOAC Board is not intended to be exhaustive, but does set forth the principal factors considered by the IOAC Board.

Opinion of Houlihan Capital, as Financial Advisor to the Special Committee

On October 7, 2022, Houlihan Capital delivered an oral opinion to the Special Committee of the Board of Directors (the “Special Committee”) of Innovative International Acquisition Corp. (“IOAC” or the “Company”), which opinion was subsequently confirmed by delivery of a written opinion dated October 8, 2022 addressed to the Special Committee (the “Opinion”), to the effect that, as of the date of the Opinion and based upon and subject to the assumptions, conditions and limitations set forth in the written Opinion, (1) the Business Combination and any related financing transactions are fair, from a financial point of view, to IOAC’s unaffiliated security holders, and (2) the Ananda Trust Financing is fair, from a financial point of view, to IOAC’s unaffiliated security holders.

The full text of Houlihan Capital’s written Opinion dated October 8, 2022, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the Opinion (which are also summarized herein), is attached as Annex K to this joint proxy statement/consent solicitation statement/prospectus and is incorporated herein by reference. The description of Houlihan Capital’s written Opinion set forth in this proxy statement/consent solicitation statement/prospectus is qualified in its entirety by the full text of such Opinion.

Houlihan Capital’s Opinion was provided for the use and benefit of the Special Committee (in its capacity as such and not in any other capacity) in its evaluation of the Business Combination and Ananda Trust Financing (and, in its engagement letter, Houlihan Capital provided its consent to the inclusion of the text of its Opinion as part of this joint proxy statement/consent solicitation statement/ prospectus). Houlihan Capital’s only opinion is the formal written opinion Houlihan Capital has expressed as to whether, as of the date of such opinion, (1) the Business Combination and any related financing transactions are fair, from a financial point of view, to IOAC’s unaffiliated security holders, and (2) the Ananda Trust Financing is fair, from a financial point of view, to IOAC’s unaffiliated security holders. The Opinion does not constitute a recommendation to proceed with the Business Combination. Houlihan Capital’s opinion did not address any other aspect or implications of the Business Combination and the Opinion does not constitute an opinion, advice or recommendation as to how any shareholder of IOAC should vote at the Extraordinary General Meeting. In addition, the Opinion did not in any manner address the prices at which the New Zoomcar common stock would trade following the consummation of the Business Combination or at any time. Houlihan Capital’s opinion was approved by a Houlihan Capital fairness opinion committee.

In arriving at its opinion, Houlihan Capital, among other things:

●	Held discussions with certain members of IOAC’s management and Zoomcar’s management regarding the Business Combination, historical information regarding Zoomcar’s performance while operating a prior business model, the financial projections of Zoomcar provided to IOAC (as further described elsewhere in this joint proxy statement/consent solicitation statement/prospectus) and assumptions incorporated therein relating to management’s observations and expectations concerning future outlook for Zoomcar;
●	Reviewed information provided by IOAC and Zoomcar including, but not limited to:
●	Zoomcar Investor Presentation;
●	Zoomcar Legal Structure chart;
●	Undated executed Non-Binding Confidential Term Sheet;
●	Draft Agreement and Plan of Merger and Reorganization, dated October 11, 2022;
●	Draft Ananda Trust Subscription Agreement related to the Ananda Trust Financing, dated October 3, 2022;
●	Draft Ananda Trust Note related to the Ananda Trust Financing, dated October 3, 2022;
●	Draft pro forma capitalization table showing the anticipated ownership of the New Zoomcar immediately after closing the Business Combination, based on various assumptions regarding IOAC and Zoomcar;
●	Audited annual financial statements for Zoomcar for the fiscal years ended March 31, 2020 through 2022;
●	Draft interim period financial statements for the period June 30, 2022; and
●	Projected monthly financial statements for Zoomcar through December 2023;
●	Reviewed information regarding the markets and business which Zoomcar operates, which included a review of (i) certain industry research and (ii) certain comparable publicly traded companies;
●	Developed indications of value for Zoomcar using generally accepted valuation methodologies; and
●	Reviewed certain other relevant, publicly available information, including economic, industry, and Zoomcar specific information.

In connection with its review, Houlihan Capital relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by Houlihan Capital and assumed such accuracy and completeness for purposes of rendering an opinion. In addition, Houlihan Capital did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of IOAC or Zoomcar, nor, except as stated in the Opinion, was Houlihan Capital furnished with any such evaluation or appraisal. Houlihan Capital further relied upon the assurances and representations from IOAC management and Zoomcar management that they are unaware of any facts that would make the information provided to Houlihan Capital to be incomplete or misleading in any material respect for the purposes of the Opinion. Zoomcar management has represented that the projected financial data relied upon by Houlihan Capital in support of its Opinion are free from bias and represent Zoomcar management’s best-informed judgment as to the projected financial outlook for Zoomcar that can reasonably be assumed. Houlihan Capital has not assumed responsibility for any independent verification of information provided by IOAC management and Zoomcar management nor has it assumed any obligation to verify this information. Nothing came to

Houlihan Capital’s attention in the course of the engagement which would lead it to believe that (i) any information provided to Houlihan Capital or assumptions made by Houlihan Capital are insufficient or inaccurate in any material respect or (ii) it is unreasonable for Houlihan Capital to use and rely upon such information or make such assumptions.

Houlihan Capital expressed no opinion as to the market price or value of IOAC’s public shares after the announcement or consummation of the Business Combination. Houlihan Capital did not express any opinion as to fair value or the solvency of New Zoomcar following the closing of the Business Combination. In rendering its Opinion, Houlihan Capital assumed that the final executed form of the Merger Agreement would not differ in any material respect from the applicable drafts that it reviewed, that the Business Combination would be consummated in accordance with the terms of the Merger Agreement without any waiver or modification that could be material to Houlihan Capital’s analysis, and that the parties to the Merger Agreement would comply with all the material terms of the Merger Agreement. Houlihan Capital assumed, with the Special Committee’s consent, that all governmental, regulatory or other consents and approvals necessary for the completion of the Business Combination would be obtained except to the extent that could not be material to its analysis. Houlihan Capital also was not requested to, and did not, participate in the structuring or negotiation of the Business Combination. Except as described in this summary, the Special Committee imposed no other instructions or limitations on Houlihan Capital with respect to the investigations made or procedures followed by Houlihan Capital in rendering its opinion.

In connection with the preparation of the Opinion, Houlihan Capital made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Business Combination. Houlihan Capital’s Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the Opinion. Houlihan Capital is under no obligation, to update, revise, reaffirm or withdraw the Opinion, or otherwise comment on or consider events occurring after the date of the Opinion.

The following is a summary of the material financial and comparative analyses presented by Houlihan Capital to the Special Committee at its meeting held on October 7, 2022, in connection with its Opinion. Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Houlihan Capital’s analyses, the tables must be read together with the text of each summary. The summary of Houlihan Capital’s financial analyses described below is not a complete description of the analyses underlying its Opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description.

Several analytical methodologies were employed by Houlihan Capital in its Opinion, and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. In arriving at the Opinion, Houlihan Capital did not attribute any particular weight to any single analysis or factor, but instead, made certain qualitative and subjective judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by Houlihan Capital and in the context of the circumstances of the Business Combination. Accordingly, Houlihan Capital believes that its analyses must be considered as a whole, because considering any portion of such analyses and factors, without considering all analyses and factors in their entirety, could create a misleading or incomplete view of the process underlying, and used by Houlihan Capital as support for, the conclusion set forth in the Opinion.

The conclusions Houlihan Capital has reached are based on all the analyses and factors presented in the Opinion taken as a whole and also on application of its own experience and judgment. Such conclusions may involve significant elements of subjective judgment or qualitative analysis. Houlihan Capital therefore gives no opinion as to the value or merit standing alone of any one or more parts of the material that follows.

Valuation Overview

In assessing whether the Business Combination and any related financing transactions are fair, from a financial point of view, to IOAC’s unaffiliated security holders, Houlihan Capital compared the price per share at which the unaffiliated security holders may redeem their shares against the fair market value per share pro forma for the Business Combination calculated by Houlihan Capital. If the fair market value per share pro forma for the Business Combination exceeds the redemption value ($10.20 per share), then the Business Combination is fair, from a financial point of view, to IOAC’s unaffiliated security holders.

In assessing whether the Ananda Trust Financing is fair, from a financial point of view, to IOAC’s unaffiliated security holders, Houlihan Capital compared the price per share in the Ananda Trust Financing ($10.00 per share) against the fair market value per share pro forma for the Business Combination calculated by Houlihan Capital. If the purchase price exceeds the fair market value per share pro forma for the Business Combination, then the Ananda Trust Financing is fair, from a financial point of view, to IOAC’s unaffiliated security holders.

The fair market value per share pro forma for the Business Combination represents a range of values, and different values within such range were considered for purposes of the fairness assessments described above. Fairness conclusions could be reached based on that range of values, although no single value in the range could satisfy the requirements for both fairness assessments.

Houlihan Capital concluded that (1) the Business Combination and any related financing transactions are fair, from a financial point of view, to IOAC’s unaffiliated security holders, and (2) the Ananda Trust Financing is fair, from a financial point of view, to IOAC’s unaffiliated security holders.

Zoomcar’s Financial Projections/Analytical Methodologies

Zoomcar’s management provided Houlihan Capital with Zoomcar’s 18-month financial forecast of certain key business metrics covering the calendar years ended 2022 through 2023 (the “financial projections”), which financial projections are further described under the heading “Certain Unaudited Projected Financial Information.”

There are three primary approaches that have traditionally been used to estimate fair market value: the adjusted book value approach, the market approach, and the income approach, each as briefly described below.

Adjusted Book Value Approach. The adjusted book value approach estimates fair value based on the principle of substitution, assuming that a prudent investor would pay no more for an asset than the amount for which the asset or property could be reproduced or replaced, less depreciation from physical deterioration and functional and economic obsolescence, if present and measurable. This approach is typically considered appropriate for highly capital-intensive businesses, real estate holding companies, or other types of holding companies where the value of the entity is derived primarily from the underlying assets held by the entity and not from additional value added from labor or profitable use of the assets owned. This valuation approach may also be used to value companies that are in bankruptcy or liquidation, or those that are otherwise not considered a going concern. Because the Target operates as a going concern business and is not asset intensive, Houlihan Capital did not utilize the adjusted book value approach in support of the Opinion.

Market Approach. The market approach references actual transactions of the asset to be valued, similar assets, or assets that can otherwise be used to infer the value of the subject asset. The application of methods within the market approach often requires identifying companies comparable to a subject company, observing transaction prices of those companies’ securities, deriving valuation multiples based on the ratio of such transaction prices to financial metrics (e.g., Revenue, EBITDA, Tangible Book Value, Book Value), and then applying selected valuation multiples to the subject company’s same financial metrics. Houlihan Capital was able to identify a sufficiently robust set of guideline public companies similar to the Target. Therefore, Houlihan Capital utilized the Guideline Public Company Method of the Market Approach to support the Opinion.

The Comparable Transactions Method is another commonly used method under the Market Approach. This valuation method involves determining valuation multiples from sales of companies with financial and operating characteristics considered reasonably similar to those of the company being valued and applying representative multiples to the financial metrics of the subject company to estimate value, similar to the Guideline Public Company Method. Houlihan Capital was unable to identify a sufficiently robust set of transactions involving target companies considered reasonably similar to the Target for which publicly disclosed data to calculate and adjust valuation multiples was available. Therefore, Houlihan Capital did not utilize the Comparable Transactions Method of the Market Approach in support of the Opinion.

Income Approach. The income approach is a calculation of the present value of the future monetary benefits expected to flow to the owner of the subject asset. A commonly applied methodology under the Income Approach is the Discounted Cash Flow (“DCF”) Method. Using a DCF analysis, value is indicated from all the future cash flows attributable to the firm or asset, discounted to present value at an appropriate required rate of return. Houlihan Capital was provided with an 18-month forecast for the Target. Given the short projection timeframe and high growth projected, Houlihan Capital did not utilize the income approach in support of the Opinion.

Enterprise Value of Zoomcar Utilizing the Guideline Public Company Method

Houlihan Capital searched for publicly traded companies with operations and business models with similarities to Zoomcar’s asset-light peer-to-peer carsharing business model. For this purpose, Houlihan Capital identified 12 companies in developed markets and 8 companies in emerging markets that Houlihan Capital relied upon as a peer group of companies for benchmarking purposes, as presented in the table below (though none of these companies’ businesses is identical to Zoomcar’s business).

Zoomcar, Inc. Guideline Public Companies

Company Name	Ticker	Industry
Developed Market
Airbnb, Inc.	NasdaqGS:ABNB	Hotels, Resorts and Cruise Lines
Booking Holdings Inc.	NasdaqGS:BKNG	Hotels, Resorts and Cruise Lines
Expedia Group, Inc.	NasdaqGS:EXPE	Hotels, Resorts and Cruise Lines
DoorDash, Inc.	NYSE:DASH	Internet and Direct Marketing Retail
Delivery Hero SE	XTRA:DHER	Internet and Direct Marketing Retail
Upwork Inc.	NasdaqGS:UPWK	Human Resource and Employment Services
Fiverr International Ltd.	NYSE:FVRR	Internet and Direct Marketing Retail
Just Eat Takeaway.com N.V.	ENXTAM:TKWY	Internet and Direct Marketing Retail
GoodRx Holdings, Inc.	NasdaqGS:GDRX	Health Care Technology
Etsy, Inc.	NasdaqGS:ETSY	Internet and Direct Marketing Retail
Uber Technologies, Inc.	NYSE:UBER	Trucking
Lyft, Inc.	NasdaqGS:LYFT	Trucking
Emerging Market
PT GoTo Gojek Tokopedia Tbk	IDX:GOTO	Internet and Direct Marketing Retail
Grab Holdings Limited	NasdaqGS:GRAB	Trucking
MakeMyTrip Limited	NasdaqGS:MMYT	Hotels, Resorts and Cruise Lines
Zomato Limited	NSEI:ZOMATO	Internet and Direct Marketing Retail
Swvl Holdings Corp.	NasdaqGM:SWVL	Trucking
CarTrade Tech Limited	BSE:543333	Internet and Direct Marketing Retail
IZMO Limited	BSE:532341	Internet and Direct Marketing Retail
PB Fintech Limited	NSEI:POLICYBZR	Insurance Brokers

Based on a detailed analysis of the selected guideline public companies described above, Houlihan Capital applied multiples of CY 2022 and CY 2023 revenue. In selecting the multiples to apply to Zoomcar, Houlihan Capital reviewed the growth expectations (as presented in the financial projections provided by Zoomcar to IOAC, which were also shared with Houlihan Capital), risk (as measured by required rates of return) and, with respect to the peer companies incorporated in Houlihan Capital’s analysis, profit margins (as captured by EBITDA margin and capital expenditure requirements) of the guideline public companies identified by Houlihan Capital. Houlihan Capital also considered the multiples implied by Zoomcar’s past equity raises and publicly available information regarding past private financings of the guideline public companies from earlier in those companies’ lifecycles.

Based on this information and other factors, Houlihan Capital used professional judgment to select multiples that Houlihan Capital believes reflect the relative comparability of Zoomcar to the guideline public companies. As of October 4, 2022, the Enterprise Value to CY 2022 and CY 2023 revenue multiples of the guideline public companies ranged from 0.9x to 22.9x and 0.5x to 14.1x, respectively. Ultimately, Houlihan Capital applied a CY 2022 multiple of 35.0x (above the maximum observed multiple of the guideline public companies) and a CY 2023 multiple of 12.0x (approximately equal to the 98th percentile multiple of the guideline public companies).

Additionally, for purposes of its analysis, Houlihan Capital took into account the fact that Houlihan Capital was informed by Zoomcar management that Zoomcar’s financial projections, prepared by Zoomcar’s management in August 2022, did not reflect an expected reclassification of certain behavior incentives to be offered to Hosts during the projected period as contra revenue and, based on Zoomcar management’s estimates of reductions to Zoomcar’s revenues forecasts resulting from such reclassification, applied the selected multiples to a range of the forecasted 2022 and 2023 revenue provided by Zoomcar’s management in the financial projections, as further described below. Based on the analyses described above, Houlihan Capital calculated an indicated enterprise value range for Zoomcar between approximately $580 million and approximately $840 million.

Fairness Opinion Conclusion

Houlihan Capital concluded that, as of the date of the Opinion and based upon and subject to the assumptions, conditions and limitations set forth in the written Opinion, (1) the Business Combination and any related financing transactions are fair, from a financial point of view, to IOAC’s unaffiliated security holders and (2) the Ananda Trust Financing is fair, from a financial point of view, to IOAC’s unaffiliated security holders.

Certain Unaudited Projected Financial Information

In connection with IOAC’s due diligence and consideration of the potential Business Combination, Zoomcar management provided IOAC with the financial forecasts of Zoomcar’s “Gross Booking Value” (as further described below) and revenues for each of 2022 and 2023, as described below (the “financial projections”), which were prepared by Zoomcar management in August 2022 (without any changes to such financial projections between the original delivery date to Innovative and the date of execution of the Merger Agreement) based on a number of assumptions and factors relevant to Zoomcar’s business model and operating results, as further described below. Copies of such financial projections, prepared by Zoomcar management, were provided to ZCS in connection with the Reasonable Basis Review (as further described elsewhere in this joint proxy statement/consent solicitation statement/prospectus) and to the fairness opinion provider, Houlihan Capital, each of which was authorized and directed to use such financial projections for purposes of its financial review and analysis.

The financial projections should not be viewed as public guidance. The financial projections were not prepared with a view toward public disclosure, or complying with the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, but, in the view of Zoomcar’s management, were prepared on a reasonable basis, reflecting the best currently available estimates and judgments available to Zoomcar’s management at the time such financial projections were prepared, and present, to the best knowledge and belief of Zoomcar’s management, the expected platform bookings and associated revenues that Zoomcar anticipates may be generated during the relevant period, assuming the assumptions incorporated in the financial projections are themselves realized. Zoomcar’s management believes the assumptions included in the financial projections to be reasonable, based on currently available information and professional judgement and experience, which are inherently uncertain and difficult to predict and many of which are beyond the preparing parties’ control. Zoomcar management determined eighteen months to be a reasonable period to forecast estimated Gross Booking Value and revenues because Zoomcar management considers 2023 a reasonable timeframe for Zoomcar’s current asset-light peer-to-peer car sharing model to have scaled the Company’s business through the achievement of greater customer penetration in the emerging markets in which Zoomcar operates. As further described below, due principally to a shift in Zoomcar’s business model occurring during 2022, the assumptions incorporated in the financial projections are not based on Zoomcar’s historical financial performance (except to the extent of certain information and observations by Zoomcar’s management regarding performance and use of the asset-light car-sharing platform during the first half of calendar year 2022 as further described below). As also further described elsewhere in this joint proxy statement/consent solicitation statement/prospectus, in connection with the Reasonable Basis Review performed by ZCS at the request of the Special Committee, the assumptions incorporated by Zoomcar management into the financial projections were assessed independently and determined by ZCS to (i) be consistent with the material factors and assumptions used to construct the financial projections and take into account Zoomcar management’s informed judgment and (ii) have a reasonable basis. The financial projections should not be viewed as public guidance, and you are cautioned not to place undue reliance on the financial projections.

The financial projections are not included in this joint proxy statement/consent solicitation statement/prospectus in order to induce shareholders vote in favor of any of the proposals described herein. As further described elsewhere in this joint proxy statement/consent solicitation statement/prospectus, including in the section titled “Zoomcar Management’s Discussion and Analysis of Financial Condition and Results of Operations,” during Zoomcar’s 2022 fiscal year, the Company’s business model shifted from a prior business model to Zoomcar’s current asset-light online peer-to-peer car sharing platform, which impacts any comparison of Gross Booking Value (as further described below) and revenues before and after the transition to Zoomcar’s current business model. Principally because of this shift, the assumptions incorporated in the financial projections are not based on Zoomcar’s historical financial performance, other than certain information further described below relative to the first two calendar quarters of 2022 and to the extent of trends and management observations based on Zoomcar’s performance over time and industry knowledge. For example, under Zoomcar’s prior business model, Zoomcar generated revenues from leasing owned vehicles and from platform subscriptions. By contrast, under the current business model, Zoomcar generates revenues by facilitating use of Host-owned vehicles by Guests via the Company’s platform, resulting in payments by Guests which are (other than certain fees which are paid 100% to Hosts or retained entirely by the platform) divided between Hosts and Zoomcar (with approximately 60% of such “shared revenues” being apportioned to Hosts and the remaining 40% being retained by Zoomcar). Given this shift in the Company’s business model, the financial projections are based principally on the projections and estimates of Zoomcar’s management derived from management experience, which are not necessarily representative of Zoomcar’s expected results upon or following consummation of the Business Combination. The inclusion of financial projections in this joint proxy statement/consent solicitation statement/prospectus should not be regarded as an indication that IOAC, the Special Committee, the IOAC Board, or their respective affiliates, advisors or other representatives considered, or now consider, the financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the proposed Business Combination. Neither IOAC nor Zoomcar nor any of their respective affiliates intends to, and, except to the extent required by applicable law, each of them expressly disclaims any obligation to, update, revise or correct the financial projections to reflect circumstances existing or arising after the date such financial projections were generated or to reflect the occurrence of future events, even if any or all of the assumptions underlying the financial projections are shown to be in error or any of the financial projections otherwise would not be realized. We will not refer back to the financial projections in future periodic reports filed under the Exchange Act.

The financial projections are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The financial projections also reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market, public health and financial conditions and other future events, as well as matters specific to Zoomcar’s business, all of which are difficult to predict and many of which are beyond IOAC’s and Zoomcar’s control. Neither IOAC’s management, Zoomcar’s management, nor any of their respective representatives has made or makes any representations to any person regarding the ultimate performance of Zoomcar or New Zoomcar relative to the financial projections. The financial projections are forward looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond IOAC’s and Zoomcar’s control. The various risks and uncertainties include those set forth in the sections of this joint proxy statement/consent solicitation statement/prospectus titled “Risk Factors,” “Zoomcar’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements” and risks and uncertainties inherent in the assumptions further described below. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. None of Zoomcar’s independent registered public accounting firm, IOAC’s independent registered accounting firm or any other independent accountants has compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or their achievability. Nonetheless, the financial projections described below are included in this joint proxy statement/consent solicitation statement/prospectus because they were made available to IOAC, the Special Committee and the IOAC Board in connection with their review of the Merger Agreement and related transactions. The financial projections were provided to IOAC only for use as a component in IOAC’s overall evaluation of Zoomcar and should not be viewed as public guidance. Furthermore, the financial projections do not take into account any circumstances or events occurring after the date on which the financial projections were reviewed by IOAC. Since the financial projections cover multiple quarterly periods, such information by its nature becomes less reliable with each successive quarter.

The table below illustrates the key elements of the financial projections that Zoomcar management made available to IOAC:

in $ millions	2022E	2023E
Gross Booking Value(1)	62.95	217.27
Total Revenues(2)	19.42	69.79
(1)	“Gross Booking Value” or “GBV” represents the total dollar value of aggregate bookings completed on Zoomcar’s platform during a given time period. The amounts incorporated in Gross Booking Value include, among other amounts, as further described below, upfront booking fees (less discounts and credits), value added fees (i.e., trip protection fees), and Guest and Host platform fees and incorporates the other assumptions described below.
(2)	“Total Revenues” or “revenues” are revenues determined in accordance with U.S. GAAP.

Following is further information regarding the material assumptions incorporated in the financial projections provided by Zoomcar’s management to IOAC. For purposes of preparing the financial projections, Zoomcar management assumed, among other factors, that Hosts and Guests adopt Zoomcar-generated booking prices and that Guests select value-added (i.e., trip protection) fees structures in a manner generally consistent with Guests’ trip protection fee selections between January 1, 2022 and June 30, 2022 (“H1 2022”). The financial projections do not take into account the impact on booking prices or fees of inflation or anticipated inflation or other changes in prices of consumer goods or services in the countries in which Zoomcar operates. Additionally, while the financial projections are presented in millions of U.S. dollars, Zoomcar regularly receives payments in the local currencies of the four countries in which it currently operates. As further described within the section of this joint proxy statement/consent solicitation statement/prospectus titled “Risk Factors,” the Company’s operating results are affected by changes in currency exchange rates, which Zoomcar management did not attempt to take into account in preparing the financial projections. The financial projections were prepared utilizing the following assumed currency exchange rates: (a) 75.00 Indian Rupees / 1 USD; (b) 4.7500 Indian Rupees / 1 Egyptian Pound; (c) 0.0033 Indian Rupees / 1 Vietnamese Dong; (d) 0.0052 Indian Rupees / 1 Indonesian Rupiah.

Gross Booking Value

Zoomcar’s forecasts of Gross Booking Value included in the financial projections represent Zoomcar management’s estimates, based on professional experience and industry knowledge, of the total dollar amount of platform bookings that Zoomcar expects to be completed within a given time period. The Company includes the following components in its determination of GBV: (i) upfront Guest booking fees (less applicable discounts and credits, if any), (ii) “value added” or trip protection fees, (iii) Guest and Host platform fees, (iv) certain other fees collected from Guests after an initial booking (such as late fees, supplemental fuel charges and trip extension fees (all such charges, collectively, “Post-Booking Fees” or “Other Fees” as such term is used in the section of this joint proxy statement/consent solicitation statement/prospectus titled “Zoomcar Management’s Discussion and Analysis of Financial Condition and Results of Operations”) and (v) GST taxes payable by Zoomcar (as further described under the heading “Revenues” below). Incorporated into Zoomcar’s projected GBV for 2022 and 2023 are Zoomcar management’s estimates of the following material elements of the Company’s business model across all of the markets in which Zoomcar operates:

For purposes of the financial projections relative to GBV, Zoomcar management has assumed that:

a)	Number of Registered Host Vehicles: (i) during calendar year 2022, the total number of Host vehicles registered on Zoomcar’s platform (after reducing total anticipated registered Host vehicles by an assumed number of vehicles that may be removed from the platform in the ordinary course of a year) will be approximately 20,500, including vehicles onboarded to the platform during H1 2022 and the addition of approximately 8,800 additional listed cars to the platform between July 1, 2022 to December 31, 2022; and (ii) an additional 45,573 vehicles are made available to Guests on the platform over the course of calendar year 2023, reflecting an assumed “net” increase in registered vehicles resulting from successful marketing and adoption of Host pricing optimization features, incentive programs and an expected increase over the projected period of the total proportion of Hosts registered on the platform that list multiple vehicles.
b)	Vehicle Availability: (i) between July 1, 2022 and December 31, 2022, Hosts make the vehicles they list on the platform available to Guests during approximately 38% of total possible booking days, which is generally consistent with vehicle availability rates observed by Zoomcar management during H1 2022; and (ii) between January 1, 2023 to December 31, 2023, the percentage of total possible booking days when registered vehicles are made available to guests increases to approximately 45.53% of total potential booking days. The estimated increase in vehicle availability reflects an anticipated increase during the projected period in the total proportion of Hosts registered on the platform that list multiple vehicle, as Hosts with multiple registered vehicles of are often able to offer their registered vehicles to Guests for a greater proportion of the time than, for example, a Host listing a single vehicle which is that Host’s own means of transportation during a portion of each month or during certain months of a year.
c)	Bookings Per Available Car Per Month: (i) during each month between July 1, 2022 to December 31, 2022, the average number of bookings of each registered vehicle available to Guests during the relevant period is 7.9 bookings, which is slightly lower than the approximately 9.0 average number of bookings per available car per month during H1 2022, and that (ii) the average number of bookings per registered vehicle per month increases to 9.9 bookings on average over each month of calendar year 2023, reflecting anticipated increases in Guest utilization of the platform as vehicle density improves and Hosts register additional high-quality vehicles to the platform.
d)	Realized Price Per Hour: the effective average realized booking price (meaning upfront booking fees, net of utilized discounts and credits) per hour (i) is $1.74 from July 1, 2022 to December 31, 2022, which is generally consistent with, but slightly higher than, the average realized booking price per hour during H1 2022 of approximately $1.40 per booking, and (ii) is $1.83 from January 1, 2023 to December 31, 2023, reflecting, among other factors, Zoomcar management’s prediction that higher quality vehicles will be registered to the platform over time and that Hosts will take greater advantage of the platform’s pricing optimization features to charge higher average prices on trips, as well as an assumed increase in the proportion of total bookings during 2023 that Zoomcar management expects to be shorter duration bookings (with shorter bookings tending to have higher price points than bookings that are for longer lengths of time).
e)	Booking Duration: the average duration (measured in hours) of trips booked on the platform is (i) approximately 34 hours between July 1, 2022 to December 31, 2022, which is generally consistent with (but slightly higher than) the average booking duration of 28 hours observed during H1 2022, and (ii) 32 hours during calendar year 2023, in each case reflecting management’s expected expansion in variety of use cases during the projected period.

Revenue

Zoomcar’s 2022 and 2023 revenue forecasts included in the financial projections represent Zoomcar management’s estimates, based on professional experience and industry knowledge, of the total dollar amount of revenues to Zoomcar during the applicable period, which revenues are expected to be comprised of Gross Booking Value (as defined above) less: (a) the proportion of total revenues from bookings facilitated through the Company’s platform that are paid, in part or in full, to Hosts, (b) uncollected Post-Booking Fees, and (c) GST taxes paid by Zoomcar. Zoomcar management prepares financial statements in accordance with U.S. GAAP, as further described in the section of this joint proxy statement/ consent solicitation statement/prospectus under “Zoomcar Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Additionally, Zoomcar management assumed for purposes of the revenue forecasts included in the financial projections that the majority of the behavior-based incentives offered to Hosts through the platform are classified as expenses and therefore do not reduce revenues during the time period of the financial projections although, as further discussed in the section of this joint proxy statement/consent solicitation statement/prospectus titled “Zoomcar Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Zoomcar has determined that such incentives (which are directly linked to revenue-generating activities) are properly classified as contra-revenue items which reduce the Company’s recorded revenues. Zoomcar’s management estimates that if the financial projections had been prepared with the assumption that behavior-based incentives offered to Hosts were classified as contra-revenue during the period of the financial projections, this would have reduced management’s estimated revenue forecast for 2022 and 2023 by approximately $9.7 million and $3.9 million, respectively.

For purposes of the financial projections relative to revenues, Zoomcar management assumed that:

a)	Revenue Composition; Revenues Shared with Hosts: throughout the projected period, (i) the proportion of total fees collected from Guests which are shared between Zoomcar and Hosts (i.e., “shared revenues,” as opposed to charges allocated 100% to Hosts or 100% to the platform) remains generally consistent with the proportion of total revenues that were “shared revenues” during H1 2022, with “shared revenues” continuing, throughout the projected period, to represent approximately 70% of all revenues generated through the Company’s platform, and (ii) with respect to “shared revenues,” Hosts receive approximately 60% of the shared revenues and Zoomcar retains 40%, which is generally consistent with the way Zoomcar allocated “shared revenues” during H1 2022.
b)	Uncollected Fees: the proportion of total Post-Booking Fees that Zoomcar does not collect from Guests (i) between July 1, 2022 to December 31, 2022 is approximately 51.0% of total Post-Booking Fees and (ii) during calendar year 2023, the amount of uncollected Post-Booking Fees rises to 53.0%, reflecting the fact that there will continue to be instances in which Post-Booking Fees are not collected from Guests during the time period of the financial projections.
c)	Taxes: revenues are reduced during the period of the financial projections by the following amounts, representing estimated GST payments by Zoomcar determined using the following assumed tax rates: (i) 18%, with respect to revenue generated in India during the projected period, which is assumed to represent the majority of the Company’s forecasted revenue continuing through 2023, with revenue generated from trips facilitated in countries other than India comprising an increasing proportion of total revenues during calendar year 2023 (7.3%, compared to 4.1% in 2022), and (ii) 6% with respect to all revenues generated outside of India, which represents an approximate numerical average rate of the GST taxes for which Zoomcar expects to be responsible relative to revenues generated in countries other than India during H1 2022.

EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS, BY INCLUDING IN THIS JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS A SUMMARY OF THE FINANCIAL PROJECTIONS OF ZOOMCAR, NEITHER ZOOMCAR NOR IOAC UNDERTAKES ANY OBLIGATION AND EACH EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH FINANCIAL

PROJECTIONS OS ARE SHOWN TO BE IN ERROR OR ANY OF THE FINANCIAL PROJECTIONS OTHERWISE WOULD NOT BE REALIZED.

READERS OF THIS JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION SET FORTH BELOW. NONE OF ZOOMCAR, IOAC OR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY ZOOMCAR STOCKHOLDER, IOAC SHAREHOLDER OR ANY OTHER PERSON REGARDING ACTUAL PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE PROSPECTIVE FINANCIAL INFORMATION OR THAT THE FINANCIAL AND OPERATING RESULTS CONTAINED THEREIN WILL BE ACHIEVED.

Certain of the measures included in the financial projections may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Zoomcar may not be comparable to similarly titled amounts used by other companies. Financial measures provided to a financial advisor or to the other party in connection with a business combination transaction are excluded from the definition of non-GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, Zoomcar has not provided a reconciliation of such financial measures included in the prospective financial information to the relevant GAAP financial measures.

Expenses/Earnings

Zoomcar expects to incur a variety of expenses in connection with the continued evolution of its online peer-to-peer ride sharing and New Zoomcar also expects to incur additional costs as a public company, such as additional legal, accounting, compliance and other similar costs.

Costs associated with Zoomcar’s continued growth and expected platform enhancements are expected to include technology and development expenses (including costs associated with continued development of platform features, including greater personalization and computer vision capabilities) and general and administrative expenses, in each case as further described in the section of this joint proxy statement/consent solicitation statement/prospectus titled “Zoomcar Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Zoomcar also expects, during the period of the financial projections, to increase sales and marketing spending, which the Company currently divides into two categories: brand-related marketing expenses (e.g., social media “influencer” campaigns, including outdoor and destination promotion and other regional and territorial advertising programs) and performance-based marketing expenses (e.g., paid search functions on social media platforms such as Instagram and on other advertising networks such as Google AdWords and Google Retargeting). Between calendar years 2022 and 2023, Zoomcar anticipates increasing brand-related marketing expenses from $0 to $5.1 million and increasing performance-based marketing expenses from $1.1 million to $3.0 million. Zoomcar management’s goals relative to these expected expenses include to increase the likelihood that Guests will return to the platform for additional bookings over time to meet a broader variety of transportation needs, as well as to emphasize the economic opportunities that the platform offers for Hosts.

Because Zoomcar expects to continue to incur significant near-term expenses associated with its expected investments in marketing and other operating expenses, Zoomcar management expects its operating results will not result in near-term profitability. However, as revenue and gross profits grow and investment in marketing and other operating expenses slows, Zoomcar believes it can achieve consistent profitability in the longer term.

Additional Information

The inclusion of financial projections in this joint proxy statement/consent solicitation statement/prospectus should not be regarded as an indication that IOAC, Zoomcar, their respective directors, officers, advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. No person has made or makes any representation or warranty to any IOAC stockholder regarding the information included in these financial projections. Zoomcar will not refer back to the financial projections in its future periodic reports filed under the Exchange Act. The financial projections have not been audited. Neither the independent registered public accounting firms of Zoomcar or IOAC nor any other independent accountants have compiled, examined or performed any procedures with respect to the financial projections contained or described in this joint proxy statement/consent solicitation statement/prospectus, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and the registered independent public accounting firms of IOAC and Zoomcar assume no responsibility for the financial projections.

The financial projections were developed in good faith by Zoomcar’s management team based on their reasonable best estimates and taking into account the following material estimates and hypothetical assumptions developed based on Zoomcar management’s experience:

●	that Hosts and Guests continue to utilize the marketplace platform in increasing numbers and enjoy a mutually beneficial relationship with Zoomcar and each other;
●	that Hosts continue to list high-quality cars on the platform and that Guests in emerging markets where Zoomcar operates continue to have unsolved transportation needs;
●	that Zoomcar’s results of operations during the period of the financial projections are not materially affected by the on-going effects of the COVID-19 global health pandemic;
●	that Zoomcar continues to have a leading market position as the largest emerging markets focused asset light peer-to-peer car sharing platform and that few peer company competitors exist in the markets in which it operates;
●	that increased marketing efforts and continued enhancement of platform features attract additional Hosts and Guests to the platform and that Guests book registered vehicles for a broader variety of short-term mobility needs;
●	that Zoomcar’s transition to its current asset-light business model continues to result in increasing brand awareness, improvements to vehicle density in existing markets and, in the future, growth and expansion into additional cities and new potential markets.

The financial projections are subjective in many respects. As a result, there can be no assurance that the financial projections will be realized or that actual results will not be significantly higher or lower than estimated. Since the financial projections cover multiple years, that information by its nature becomes less predictive with each successive year. Zoomcar has not warranted the accuracy, reliability, appropriateness or completeness of the financial projections to anyone, including IOAC. Neither Zoomcar’s management nor its representatives have made or make any representations to any person regarding the ultimate performance of Zoomcar relative to the financial projections. The financial projections are not fact nor a guarantee of actual future performance. The future financial results of Zoomcar may differ materially from those expressed in the financial projections due to factors beyond Zoomcar’s ability to control or predict.

Comparable Company Selection

In connection with IOAC’s consideration of the potential Business Combination with Zoomcar, CCM prepared and IOAC reviewed benchmarking analyses based on the business profile and prospective financial results of Zoomcar relative to existing publicly traded companies. Although Zoomcar does not have a directly comparable publicly traded company that has an online peer-to-peer carsharing platform with leading presence in emerging markets, it IOAC determined that, because of the nature of Zoomcar’s technology -enabled marketplace business models and emerging market focus, public companies categorized as “High Growth Marketplaces” and “Emerging Market Platforms,” each as further described below, were comparable for purposes of this analysis. Getaround, a global digital car sharing marketplace, was also used as a comparable company for benchmarking purposes. The following factors were considered in determining the appropriateness of comparability for each category: scalability of the business, projected growth rates, marketplace nature of revenues and geographical presence. Getaround and the companies in each of the “High Growth Marketplaces” and “Emerging Market Platform” categories used in the benchmarking analysis have some business model similarity to Zoomcar, which make them relevant for comparison and valuation purposes, though none of the selected companies have characteristics identical to Zoomcar.

The benchmarking analysis considered by IOAC for the two categories of public companies and for Getaround can be summarized as follows:

●	High Growth Marketplaces: These companies are generally involved in connecting supply and demand within a market segment that is undergoing a period of rapid growth facilitated by technology. They generate revenues by acting as agents in a transaction, arranging for other parties to provide a service to end-user. Zoomcar’s asset-light peer-to-peer car sharing platform business model has similarities to the companies in this category as a leading marketplace provider facilitating transactions in a given segment. Similar to Zoomcar, these companies exhibit high growth rates relative to other public companies operating in hospitality, transportation, delivery and staffing industries, have recurring revenues and limited balance sheet risk.

Companies in the High Growth Marketplaces category include Airbnb, Delivery Hero, DoorDash, Etsy, Fiverr, GoodRx, Just Eat, Lyft, Uber and Upwork.

●	Emerging Market Platforms: The companies in this category are disrupting traditional industries through the use of technology in high growth emerging markets; and many of these companies are also involved in connecting supply and demand within a market segment that is undergoing a period of rapid growth facilitated by technology and generate revenues by acting as agents in a transaction whereby they arrange for other parties to provide a service to end-users. Zoomcar’s asset-light peer-to-peer car sharing platform business model has similarities to the companies in this category as a leading emerging market platform disrupting traditional industries with technology. Companies in this category tend to operate in markets impacted by key drivers that are similar to some factors affecting Zoomcar’s business and results of operations, including secular tailwinds such as rapidly growing cities, greater urbanization and a rising middle class.

Companies in the Emerging Market Platforms category include: Grab, GoTo Gojek, MakeMyTrip, One 97, Policy Bazaar, Swvl and Zomato.

●	Getaround: IOAC also considered Getaround, a global carsharing marketplace designed to allow for a fully digital and contactless experience, as a peer company for benchmarking purposes. Getaround broadly shares business model similarities to Zoomcar relative to providing a seamless experience for car sharing (though is differentiable from Zoomcar’s business because of Getaround is focused principally on developed, as opposed to emerging, markets).

Comparable Company Valuation Approach

IOAC primarily relied upon a comparable company analysis to assess the value that the public markets may ascribe to Zoomcar as a public company following the proposed Business Combination. IOAC focused its comparable company analysis on a comparison of the ratio of enterprise value (“EV”) to expected future revenues for Getaround (briefly described above) and for the two categories of comparable companies displayed below:

	Zoomcar	Getaround(1)	High Growth Marketplaces	Emerging Market Platforms
Median 2023E EV/Revenue	5.0x	3.9x	3.0x	4.7x

Sources: SEC filings and publicly available investor presentations accessed via Edgar and FactSet accessed as of September 9, 2022.

(1)	Determined based on $900M EV and estimated 2023 revenues of $233.6M reflected in publicly available Getaround investor presentation dated May 11, 2022.

IOAC considered the financial profile of Zoomcar, including Zoomcar management’s incorporation into the financial projections provided to Innovative (as further described above) assumptions which include (among other assumptions, as further described above under the heading “Certain Unaudited Projected Financial Information”) that: (i) Zoomcar management’s estimate of anticipated 2023E revenues are not affected by the effects of the global COVID-19 health pandemic (including associated travel restrictions) and (ii) the number of vehicles registered by Hosts on Zoomcar’s asset-light car sharing platform increases from approximately 20,500 total vehicles during 2022, to an estimated 63,760 cars during 2023, primarily due to an anticipated increase in the number of cars being registered to the platform by Hosts capturing benefits from repeat listings on Zoomcar’s platform. Other assumes incorporated into the financial projections provided by Zoomcar’s management to IOAC as described in further detail under the heading “Certain Unaudited Projected Financial Information.”

The forecasted 2023E business growth profile of Zoomcar was compared to implied future revenue multiples for Getaround and for the growth profiles of the comparable companies in the selected categories. The median trading multiple for High Growth Marketplaces included the comparative analysis trade at approximately 3.0x future revenue, while the median trading multiple for Emerging Market Platforms included in the comparative analysis is estimated to be 4.7x future revenue. Getaround’s estimated future revenue multiple was determined based on information contained in a publicly available Getaround investor presentation dated May 11, 2022. High Growth Marketplace businesses generally have a more mature financial profile but have lower expected growth rates than peers in emerging markets. Comparable companies in the Emerging Market Platforms category generally are less profitable, have higher expected growth rates and trade at a premium versus peers in developed markets. Based on the information about Getaround utilized for benchmarking purposes, Getaround would be expected to achieve a revenue growth rates higher than High Growth Marketplace and Emerging Market Platform peer companies, but be less profitable, during the projected period.

A range of future total EV/revenue multiples of 1.2x — 8.0x were applied to Zoomcar’s 2023 estimated revenues of approximately $70 million (which revenue estimate was prepared by Zoomcar’s management based on the assumptions further described under the heading “Certain Unaudited Projected Financial Information,” without incorporating the impact of classifying certain Host incentives as contra revenue). These multiples were chosen as they represent the low and high deciles of EV / revenue multiples of the comparable group of companies. Zoomcar’s 2023E revenue was used as Zoomcar management considers 2023 a reasonable timeframe for Zoomcar’s current asset-light peer-to-peer car sharing business model to have achieved scale through achievement of greater customer penetration in existing markets. This methodology produced an implied EV range for Zoomcar of $84 million to $556 million based on public comparables. Based on this review, IOAC noted that a 5.0x multiple to 2023E revenue compared favorably to the comparable public company valuations due to Zoomcar’s strong market position and capital efficient business model, leading to higher expected growth rates relative to comparable public companies.

Satisfaction of 80% Test

It is a requirement under the Existing Organizational Documents that any business acquired by IOAC have a fair market value equal to at least 80% of the balance of the funds in the trust account (excluding any deferred underwriter’s fees and taxes payable on the income earned on the trust account) at the time of the execution of a definitive agreement for an initial business combination. Based on the financial analysis of Zoomcar generally used to approve the Business Combination described herein, the IOAC Board determined that this requirement was met. In reaching this determination, the IOAC Board concluded that it was appropriate to base such valuation on qualitative factors such as management strength and depth, competitive positioning, and business model as well as quantitative factors such as Zoomcar’s potential for future growth in revenue and profits.

The IOAC Board reviewed Zoomcar’s financial business model and qualitative factors as previously described throughout the due diligence process. After consideration of these factors, the IOAC Board determined that the value of Zoomcar was substantially in excess of the 80% threshold. The IOAC Board believed that the financial skills and background of its members qualified it to conclude that the acquisition of Zoomcar met this requirement.

Related Agreements

Ananda Trust Subscription Agreement

Simultaneously with the execution of the Merger Agreement, on October 13, 2022, Ananda Trust entered into a subscription agreement with IOAC (the “Ananda Trust Subscription Agreement”) to subscribe for 1,000,000 newly issued shares of New Zoomcar common stock at a purchase price of $10.00 per share, contingent upon the Closing. Furthermore, simultaneously with the signing of the Merger Agreement, Ananda Trust completed the Ananda Trust Investment, in exchange for the Ananda Trust Note. At the Closing, Zoomcar’s repayment obligations under the Ananda Trust Note will be offset against Ananda Trust’s payment obligations under the Ananda Trust Subscription Agreement and Ananda Trust will receive newly issued shares of New Zoomcar common stock in accordance with the terms of the Ananda Trust Subscription Agreement.

The Ananda Trust Subscription Agreement includes registration rights obligations on the part of IOAC and is conditioned on the concurrent Closing and other customary closing conditions. Among other things, Ananda Trust will not have any right, title, interest or claim of any kind in or to any monies in the Trust Account, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom). In the event that the Business Combination is not consummated, the Ananda Trust Note issued by Zoomcar in consideration of the Ananda Trust Investment will be exchanged for a new convertible promissory note issued by Zoomcar, and such note will be convertible upon the consummation of a subsequent financing of Zoomcar in which Zoomcar raises an aggregate of at least $5 million, and the Ananda Trust Subscription Agreement will terminate automatically.

For more information, see “Proposal No. 3. — The Business Combination Proposal — Related Agreements — Sponsor Support Agreement.”

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, on October 13, 2022, the Sponsor, IOAC and Zoomcar entered into the Sponsor Support Agreement. Pursuant to the Sponsor Support Agreement, in order to induce Zoomcar to enter into the Merger Agreement and for no additional consideration, the Sponsor agreed to (i) vote all ordinary shares of IOAC held by the Sponsor at any meeting of the shareholders of IOAC in favor of the approval and adoption of the Merger Agreement and the Business Combination; and (ii) not to redeem or transfer any of the shares held by the Sponsor, or deposit into a voting trust or enter into a voting agreement in a manner inconsistent with the Sponsor Support Agreement. In addition, the Sponsor agreed to take all actions necessary to fulfill the conditions required in order to extend the expiration of the IOAC charter by six months or such shorter period as shall be mutually agreed by IOAC, the Sponsor and Zoomcar. The Sponsor also agreed to waive the anti-dilution rights associated with the founder shares held by the Sponsor and agreed that the Sponsor shall use its best efforts to cooperate with IOAC and Zoomcar in connection with obtaining the financing transactions.

For more information, see “Proposal No. 3. — The Business Combination Proposal — Related Agreements — Sponsor Support Agreement.”

Stockholder Support Agreement

On October 13, 2022, Zoomcar delivered to IOAC the Stockholder Support with certain stockholders of Zoomcar, pursuant to which, among other things, such stockholders have agreed, respectively, to support the approval and adoption of the Business Combination. The Stockholder Support Agreements will terminate upon the earliest to occur of (a) the Closing, (b) the date of the termination of the Merger Agreement, and (c) the Expiration Time. Such Zoomcar stockholders also agreed, until the Expiration Time, to certain transfer restrictions.

Lock-Up Agreement

In connection with the execution of the Merger Agreement, on October 13, 2022, IOAC and certain Zoomcar stockholders entered into the Lock-Up Agreement. Pursuant to the Lock-Up Agreement, each Zoomcar stockholder holding 1% or more of the total number of issued and outstanding Zoomcar shares on a fully diluted, as converted to common stock basis, will be subject to the restrictions described below from the Closing until the termination of applicable lock-up periods described below. Such Zoomcar stockholders agreed not to, without the prior written consent of the Zoomcar board and subject to certain exceptions, during the applicable lock-up period: (i) lend, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Exchange Act, and the rules and regulations of the SEC promulgated thereunder, any shares of New Zoomcar common stock held by it immediately after the Closing or issued or issuable to it in connection with the Merger (including New Zoomcar common stock acquired as part of the Financing Agreements or issued in exchange for, or on conversion or exercise of, any securities issued as part of the Financing Agreements), any shares of New Zoomcar common stock issuable upon the exercise of options to purchase shares of common stock held by it immediately after the Closing, or any securities convertible into or exercisable or exchangeable for New Zoomcar common stock held by it immediately after the Closing (the “Lock-Up Shares”); (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-Up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; or (iii) publicly announce any intention to effect any transaction specified in the foregoing clauses. Pursuant to the Lock-Up Agreement, IOAC and certain Zoomcar stockholders agreed to the foregoing transfer restrictions during the period beginning on the date of Closing and ending on the date that is the earlier of (i) six months after the Closing and (ii) subsequent to the Merger, (x) if the last sale price of New Zoomcar common stock equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing; or (y) the date on which New Zoomcar completes a liquidation, merger, capital stock exchange, reorganization or other similar transactions that result in all of New Zoomcar’s stockholders having the right to exchange their shares for cash, securities or other property.

Amended and Restated Registration Rights Agreement

In connection with the Business Combination, that certain Registration Rights Agreement, dated October 26, 2021, by and among IOAC, the Sponsor and certain persons and entities holding securities of IOAC (the “IPO Registration Rights Agreement”), will be amended and restated, and New Zoomcar, the Sponsor, certain persons and entities holding securities of IOAC prior to the Closing (together with the Sponsor, the “IOAC Holders”) and certain persons and entities holding securities of Zoomcar prior to the Closing (the “Zoomcar Holders,” together with the IOAC Holders, the “Registration Rights Holders”) will enter into the Amended and Restated Registration Rights Agreement substantially in the form attached to this joint proxy statement/consent solicitation statement/prospectus as Annex D. Pursuant to the Amended and Restated Registration Rights Agreement, New Zoomcar will agree that, within 30 calendar days after the consummation of the Business Combination, New Zoomcar will use its commercially reasonable efforts to file with the SEC (at New Zoomcar’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Registration Rights Holders (the “Resale Registration Statement”), and New Zoomcar will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the Registration Rights Holders can demand up to three underwritten offerings, and all of the Registration Rights Holders can demand up to two block trades within any 12-month period and will be entitled to customary piggyback registration rights. The Amended and Restated Registration Rights Agreement does not provide for the payment of any cash penalties by New Zoomcar if it fails to satisfy any of its obligations under the Amended and Restated Registration Rights Agreement. The Amended and Restated Registration Rights Agreement shall supersede the registration rights set forth in the Ananda Trust Subscription Agreement and the registration rights previously provided to investors in Zoomcar's private financings.

THE EXTRAORDINARY GENERAL MEETING

General

IOAC is furnishing this joint proxy statement/consent solicitation statement/prospectus to IOAC’s shareholders as part of the solicitation of proxies by IOAC’s board of directors for use at the Extraordinary General Meeting to be held on           , 2023, and at any adjournment thereof. This joint proxy statement/consent solicitation statement/prospectus is first being furnished to IOAC’s shareholders on or about           , 2023 in connection with the vote on the Proposals. This joint proxy statement/consent solicitation statement/prospectus provides IOAC’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the Extraordinary General Meeting.

Date, Time and Place

The Extraordinary General Meeting will be held on           , 2023, at           , Eastern Time, at the offices of McDermott Will & Emery LLP, located at One Vanderbilt Avenue, New York, New York 10017, or such other date, time, and place to which such meeting may be adjourned. You may attend the Extraordinary General Meeting and vote your shares electronically during the Extraordinary General Meeting via live webcast by visiting           . You will need the meeting control number that is printed on your proxy card to enter the Extraordinary General Meeting.

Purpose of the Extraordinary General Meeting

At the Extraordinary General Meeting, IOAC is asking holders of ordinary shares to:

●	consider and vote upon a proposal to approve by special resolution under Cayman Islands law, assuming the Business Combination Proposal is approved and adopted, the NTA Amendments, which shall be effective, if adopted and implemented by IOAC, prior to the consummation of the Domestication and the proposed Business Combination, to remove the requirements contained in the Existing Organizational Documents limiting IOAC’s ability to redeem ordinary shares and consummate an initial business combination if the amount of such redemptions would cause IOAC to have less than $5,000,001 in net tangible assets (we refer to this proposal as the “NTA Proposal”). The NTA Proposal is conditioned upon the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the NTA Proposal will have no effect, even if approved by IOAC shareholders;
●	consider and vote upon a proposal to approve by special resolution under Cayman Islands law, assuming the Business Combination Proposal is approved and adopted, the change of IOAC’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (we refer to this proposal as the “Domestication Proposal”);
●	consider and vote upon a proposal to approve and adopt by ordinary resolution the Merger Agreement (a copy of which is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex A) and to approve the transactions contemplated by the Merger Agreement (we refer to this proposal as the “Business Combination Proposal”);
●	consider and vote upon a proposal to approve by special resolution, assuming the Domestication Proposal and the Business Combination Proposal are approved and adopted, the amendment and restatement of the Existing Organizational Documents by their deletion and replacement in their entirety with the Proposed Charter and the Proposed Bylaws (copies of which are attached to this joint proxy statement/consent solicitation statement/prospectus as Annex B and Annex C, respectively) as the certificate of incorporation and bylaws of New Zoomcar from and after the Domestication is effective (we refer to this proposal as the “Organizational Documents Proposal”);
●	consider and vote upon four separate proposals (which we refer to, collectively, as the “Advisory Charter Proposals”) to approve as ordinary resolutions under Cayman Islands law, on a non-binding advisory basis, the following material differences between the Existing Organizational Documents and the Proposed Charter and Proposed Bylaws of New Zoomcar:
(1)	authorize capital stock of shares, consisting of (i) shares of common stock, par value $0.0001 per share (“common stock”) and (ii) shares of preferred stock;
(2)	provide that (i) any amendment to the Proposed Bylaws will require the approval of either the New Zoomcar’s board of directors or the holders of at least sixty-six and two-thirds percent (66 2∕3%) of the voting power of New Zoomcar’s then-outstanding shares of capital stock entitled to vote generally in an election of directors, voting together as a single class; and (ii) any amendment to certain provisions of the Proposed Charter will require the approval of the holders of at least sixty-six and two-thirds percent (66 2∕3%) of the voting power of New Zoomcar’s then-outstanding shares of capital stock entitled to vote generally in an election of directors, voting together as a single class;
(3)	provide that the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state or federal court located within the State of Delaware, shall be the exclusive forum for certain actions and claims; and
(4)	to eliminate various provisions in the Existing Organizational Documents applicable only to blank check companies.
●	consider and vote upon a proposal to approve by ordinary resolution, assuming the Organizational Documents Proposal is approved and adopted, for the purposes of complying with the applicable Nasdaq listing rules, (i) the issuance of shares of common stock of New Zoomcar pursuant to the terms of the Merger Agreement, and (ii) the issuance of shares of common stock of New Zoomcar in accordance with the Ananda Trust Subscription Agreement, copies of which are attached to this joint proxy statement/consent solicitation statement/prospectus as Annex F (we refer to this proposal as the “Nasdaq Proposal”);
●	consider and vote upon a proposal to approve by ordinary resolution, assuming the Nasdaq Proposal is approved and adopted, the Incentive Plan, a copy of which is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex E (we refer to this proposal as the “Incentive Plan Proposal”);
●	consider and vote upon a proposal to elect by ordinary resolution, assuming the Business Combination Proposal is approved and adopted, seven directors to the board of directors of Parent to serve until their successors are duly elected and qualified (we refer to this proposal as the “Director Proposal”); and
●	consider and vote upon a proposal to approve by ordinary resolution under Cayman Islands law the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the general meeting, any of the Required Proposals would not be duly approved and adopted by our shareholders or we determine that one or more of the closing conditions under the Merger Agreement is not satisfied or waived (we refer to this proposal as the “Adjournment Proposal”).

Recommendation of the IOAC Board

The IOAC Board has determined, based in part on the unanimous recommendation of the Special Committee, that the Business Combination Proposal is in the best interests of IOAC and its shareholders, has approved IOAC’s entry into the Merger Agreement and the transactions contemplated thereby, and recommends that shareholders vote “FOR” the Domestication Proposal and “FOR” the Business Combination Proposal. The IOAC Board also recommends that shareholders vote “FOR” the NTA Proposal, “FOR” the Organizational Documents Proposal, “FOR” each of the Advisory Charter Proposals, “FOR” the Nasdaq Proposal, “FOR” for the Incentive Plan Proposal, “FOR” the Director Proposal and “FOR” the Adjournment Proposal if presented to the Extraordinary General Meeting.

The existence of financial and personal interests of IOAC’s Sponsor, directors and officers may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of IOAC and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “Proposal No. 3. — The Business Combination Proposal — Interests of IOAC’s Sponsor, Directors and Officers in the Business Combination” for a further discussion.

Record Date; Who Is Entitled to Vote

IOAC has fixed the close of business on          , 2023, as the “record date” for determining IOAC shareholders entitled to notice of and to attend and vote at the Extraordinary General Meeting. As of the close of business on          , 2023, there were 4,110,335 Class A ordinary shares issued or outstanding and 8,050,000 Class B ordinary shares issued and outstanding. Each Class A and Class B ordinary share is entitled to one vote per share at the general meeting.

In connection with our initial public offering, our initial shareholders (consisting of the Sponsor) and our officers and directors at the time of our initial public offering entered into letter agreements to vote their founder shares, the Private Placement Shares and the ordinary shares issued or issuable upon the conversion of the founder shares, as well as any public shares purchased during or after our initial public offering, in favor of the Business Combination Proposal and we also expect them to vote their shares in favor of all other Proposals in accordance with the terms of the Sponsor Support Agreement. As of the date hereof, our Sponsor owns approximately 74.9% of our total outstanding ordinary shares.

Quorum

The presence, in person or by proxy, or if a corporation or other non-natural person, by its duly authorized representative or proxy, of the holders of one-third of the outstanding ordinary shares entitled to vote constitutes a quorum at the general meeting.

Abstentions and Broker Non-Votes

If a shareholder fails to return a proxy card or fails to instruct a broker or other nominee how to vote, and does not attend the Extraordinary General Meeting in person, then the shareholder’s shares will not be counted for purposes of determining whether a quorum is present at the Extraordinary General Meeting. If a valid quorum is established, any such failure to vote or to provide voting instructions will have no effect on the outcome of any other Proposal in this joint proxy statement/consent solicitation statement/prospectus.

Abstentions and broker-non votes will be counted in connection with the determination of whether a valid quorum is established but will have no effect on any of the Proposals.

Vote Required for Approval

The approval of the NTA Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares who, being present in person (including virtually) or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. The NTA Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the NTA Proposal will have no effect, even if approved by IOAC’s shareholders. Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to vote shares representing approximately 74.9% of the aggregate voting power of the IOAC ordinary shares in favor of the NTA Proposal. In addition to the shares held by the Sponsor, no additional shares would need to be voted in favor of the NTA Proposal for it to be approved.

The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares who, being present in person (including virtually) or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. The Domestication Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Domestication Proposal will have no effect, even if approved.

The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person (including virtually) or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting.

The approval of the Organizational Documents Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares who, being present in person (including virtually) or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. The Organizational Documents Proposal is conditioned on the approval of the Domestication Proposal, and, therefore, also conditioned on approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal or the Domestication Proposal is not approved, the Organizational Documents Proposal will have no effect, even if approved.

The approval of any of the Advisory Charter Proposals is not otherwise required by Cayman Islands law or Delaware law separate and apart from the Organizational Documents Proposal, but pursuant to SEC guidance, IOAC is required to submit these provisions to its stockholders separately for approval. However, the shareholder votes regarding these proposals are advisory votes, and are not binding on IOAC or the IOAC Board (separate and apart from the approval of the Organizational Documents Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Proposals (separate and apart from approval of the Organizational Documents Proposal).

The approval of the Nasdaq Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person (including virtually) or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. The Nasdaq Proposal is conditioned on the approval of the Organizational Documents Proposal, and, therefore, also conditioned on approval of the Domestication Proposal and the Business Combination Proposal. Therefore, if the Business Combination Proposal, the Domestication Proposal or the Organizational Documents Proposal is not approved, the Nasdaq Proposal will have no effect, even if approved by our public shareholders.

The approval of the Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. The Incentive Plan Proposal is conditioned on the approval of the Nasdaq Proposal and, therefore, also conditioned on the approval of the Business Combination Proposal, the Domestication Proposal, and the Organizational Documents Proposals. Therefore, if any of those proposals is not approved, the Incentive Plan Proposal will have no effect, even if approved by IOAC’s public shareholders.

The approval of the Director Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. The Director Proposal is conditioned on the approval of the Business Combination Proposal, the Domestication Proposal, and the Organizational Documents Proposals. Therefore, if any of those proposals is not approved, the Director Proposal will have no effect, even if approved by IOAC’s public shareholders.

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. The Adjournment Proposal is not conditioned upon any other proposal.

In each case, abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary General Meeting.

Voting Your Shares

Each ordinary share that you own in your name entitles you to one vote. Your proxy card shows the number of ordinary shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly voted.

There are two ways to vote your ordinary shares at the Extraordinary General Meeting:

●	You Can Vote By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the IOAC Board “FOR” the NTA Proposal, “FOR” the Domestication Proposal, “FOR” the Business Combination Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” the Director Proposal and “FOR” the Adjournment Proposal if presented to the Extraordinary General Meeting. Votes received after a matter has been voted upon at the Extraordinary General Meeting will not be counted.

●	You Can Attend the Extraordinary General Meeting and Vote in Person. You will receive a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way IOAC can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are an IOAC shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

●	you may send another proxy card with a later date;
●	you may notify Morrow Sodali LLC, IOAC’s proxy solicitor, in writing before the Extraordinary General Meeting that you have revoked your proxy; or
●	you may attend the Extraordinary General Meeting, revoke your proxy, and vote in person or virtually, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your ordinary shares, you may contact IOAC’s proxy solicitor at:

Morrow Sodali LLC

470 West Avenue

Stamford CT 06902

Individuals call toll-free (800) 662-5200

Banks and brokers call (203) 658-9400

Email: IOAC.info@investor.morrowsodali.com

Redemption Rights

Public shareholders may seek to redeem the public shares that they hold, regardless of whether they vote for the Business Combination, against the Business Combination or do not vote in relation to the Business Combination. Any public shareholder may request redemption of their public shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to IOAC to pay its taxes, divided by the number of then issued and outstanding public shares. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, the holder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 15% or more of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

IOAC’s initial shareholders will not have redemption rights with respect to any ordinary shares owned by them, directly or indirectly.

IOAC shareholders will be entitled to receive cash for any public shares to be redeemed only if such holders:

(i)	hold (a) public shares or (b) units and elect to separate such units into the underlying public shares and warrants prior to exercising such redemption rights with respect to the public shares; and
(ii)	prior to 5:00 p.m., Eastern Time, on , 2023, (a) submit a written request to the Transfer Agent that IOAC redeem such public shares for cash and (b) deliver share certificates for such public shares (if any) to the Transfer Agent, physically or electronically through DTC.

If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80, and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not consummated this may result in an additional cost to shareholders for the return of their shares.

Holders of units must elect to separate the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact the Transfer Agent, directly and instruct them to do so.

Any request to redeem public shares, once made, may be withdrawn at any time, with IOAC’s consent, until the closing of the Business Combination. If IOAC receives valid redemption requests from holders of public shares prior to the redemption deadline, IOAC may, at its sole discretion, following the redemption deadline and until the date of Closing, seek and permit withdrawals by one or more of such holders of their redemption requests. IOAC may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account, including where IOAC otherwise would not satisfy the Minimum Cash Condition. If a holder of public shares delivered its public shares for redemption to the Transfer Agent and decides within the required timeframe not to exercise its redemption rights, it may request that the Transfer Agent return the shares (physically or electronically). The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this joint proxy statement/consent solicitation statement/prospectus.

If the Business Combination is not approved or completed for any reason, then IOAC’s public shareholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, IOAC will promptly return any shares previously delivered by public holders.

The closing price of Class A ordinary shares on            , 2023, the record date, was $           . Prior to exercising redemption rights, shareholders should verify the market price of ordinary shares as they may receive higher proceeds from the sale of their ordinary shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. IOAC cannot assure its shareholders that they will be able to sell their ordinary shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

If a public shareholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own those public shares. You will be entitled to receive cash for your public shares only if you properly exercise your right to redeem the public shares that you will hold upon the Domestication, no later than the close of the vote on the Business Combination Proposal, and deliver your ordinary shares (either physically or electronically) to the Transfer Agent, prior to 5:00 p.m. Eastern Time on            , 2023 and the Business Combination is consummated.

In order for public shareholders to exercise their redemption rights in respect of the Business Combination, public shareholders must properly exercise their right to redeem the public shares that you will hold upon the Domestication no later than the close of the vote on the Business Combination Proposal and deliver their ordinary shares (either physically or electronically) to the Transfer Agent, prior to 5:00 p.m., Eastern Time on            , 2023. Therefore, the exercise of redemption rights occurs prior to the Domestication. For the purposes of Article 49.5 of the Existing Organizational Documents and Cayman Islands law, the exercise of redemption rights shall be treated as an election to have such public shares repurchased for cash and references in this joint proxy statement/consent solicitation statement/prospectus shall be interpreted accordingly. Immediately following the Domestication and the consummation of the Merger, public shareholders who properly exercised their redemption rights in respect of their public shares shall be paid.

No Appraisal Rights

Neither IOAC shareholders nor IOAC warrant holders have appraisal rights or dissenters’ rights in connection with the Business Combination or the Domestication under Cayman Islands law or under the DGCL.

Proxy Solicitation Costs

IOAC is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. IOAC and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. IOAC will bear the cost of the solicitation.

IOAC has engaged Morrow Sodali LLC to assist in the proxy solicitation process. IOAC will pay that firm a fee of $20,000, with expenses estimated to be $10,000. Such fee will be paid with non-Trust Account funds.

IOAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. IOAC will reimburse them for their reasonable expenses.

PROPOSAL NO. 1 — THE NTA PROPOSAL

Overview

As discussed elsewhere in this joint proxy statement/consent solicitation statement/prospectus, IOAC is asking its shareholders to approve the NTA Proposal. The NTA Proposal is conditioned upon the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the NTA Proposal will have no effect, even if approved by IOAC shareholders. If the NTA Proposal and the Business Combination Proposal are approved at the Extraordinary General Meeting, the following amendments will be made to the Existing Organizational Documents, which shall be effective, if adopted and implemented by IOAC, prior to the Domestication and the consummation of the proposed Business Combination:

(a)   Article 49.2(b) of the Existing Organizational Documents shall be deleted in its entirety and replaced with the following language: “provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (net of taxes paid or payable, if any), divided by the number of then issued Public Shares.”

(b)   Article 49.4 of the Existing Organizational Documents shall be deleted in its entirety and replaced with the following language: “At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorized to consummate such Business Combination, provided that the Company shall not consummate such Business Combination unless the Company has achieved any net tangible asset or cash requirement that may be contained in the agreement relating to such Business Combination.”

(c)   Article 49.5 of the Existing Organizational Documents shall be deleted in its entirety and replaced with the following language: “Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, at least two business days’ prior to any vote on a Business Combination, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares in the aggregate without the prior consent of the Company. In connection with any vote held to approve a proposed Business Combination, holders of Public Shares seeking to exercise their redemption rights will be required to either tender their certificates (if any) to the Company’s transfer agent or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option, in each case up to two business days prior to the vote on the proposal to approve the Business Combination. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (such interest shall be net of taxes payable) and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”).”

(d)   The final sentence of Article 49.8 of the Existing Organizational Documents shall be deleted in its entirety.

Reasons for the Amendments

IOAC shareholders are being asked to adopt the proposed amendments to the Existing Organizational Documents prior to the Closing, which, in the judgment of the IOAC Board, may facilitate the consummation of the Business Combination. The Existing Organizational Documents limit IOAC’s ability to consummate an initial business combination, or to redeem shares of IOAC’s ordinary shares in connection with an initial business combination, if it would cause IOAC to have less than $5,000,001 in net tangible assets. The purpose of such limitation was initially to ensure that the ordinary shares not deemed to be a “penny stock” pursuant to Rule 3a51-1 under the Exchange Act. Because the ordinary shares and the shares of New Zoomcar common stock would not be deemed to be a “penny stock” pursuant to other applicable provisions of Rule 3a51-1 under the Exchange Act, IOAC is presenting the NTA Proposal to facilitate the consummation of the Business Combination. If the NTA Proposal is not approved and there are significant requests for redemption such that IOAC’s net tangible assets would be less than $5,000,001, the Existing Organizational Documents would prevent IOAC from being able to consummate the Business Combination even if all other conditions to Closing are met. If the NTA Proposal is approved and the Existing Organizational Documents are amended to remove the net tangible asset requirement and the NTA Condition and the Minimum Cash Condition under the Merger Agreement are waived, then it is possible that additional Public Shares could be redeemed. If the Domestication is consummated, then the Existing Organizational Documents, as amended by the NTA Amendments, will be replaced in its entirety by the Proposed Organizational Documents upon the

Domestication and all of the references in this proxy statement/prospectus to the “Existing Organizational Documents” shall be deemed to mean the Existing Organizational Documents as amended by the amendments contained in this NTA Proposal. The Proposed Organizational Documents, which will be adopted upon Domestication, will similarly not have any net tangible asset requirements in connection with redemptions or an initial business combination of IOAC.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as a special resolution, that subject to the approval of Proposal No. 3 (the Business Combination Proposal) and with effect prior to the consummation of the Domestication and the proposed Business Combination:

(a)   Article 49.2(b) of the Existing Organizational Documents shall be deleted in its entirety and replaced with the following language: “provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (net of taxes paid or payable, if any), divided by the number of then issued Public Shares.”

(b)   Article 49.4 of the Existing Organizational Documents shall be deleted in its entirety and replaced with the following language: “At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorized to consummate such Business Combination, provided that the Company shall not consummate such Business Combination unless the Company has achieved any net tangible asset or cash requirement that may be contained in the agreement relating to such Business Combination.”

(c)   Article 49.5 of the Existing Organizational Documents shall be deleted in its entirety and replaced with the following language: “Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, at least two business days’ prior to any vote on a Business Combination, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares in the aggregate without the prior consent of the Company. In connection with any vote held to approve a proposed Business Combination, holders of Public Shares seeking to exercise their redemption rights will be required to either tender their certificates (if any) to the Company’s transfer agent or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option, in each case up to two business days prior to the vote on the proposal to approve the Business Combination. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (such interest shall be net of taxes payable) and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”).”

(d)   The final sentence of Article 49.8 of the Existing Organizational Documents shall be deleted in its entirety.”

Vote Required for Approval

The approval of this NTA Proposal requires a special resolution under the Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the ordinary shares who, being present and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting.

The NTA Proposal is conditioned upon the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the NTA Proposal will have no effect, even if approved by IOAC’s shareholders.

Recommendation of the IOAC Board of Directors

THE IOAC BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE NTA PROPOSAL.

PROPOSAL NO. 2 — THE DOMESTICATION PROPOSAL

Overview

As discussed in this joint proxy statement/consent solicitation statement/prospectus, if the Business Combination Proposal is approved, then IOAC is asking its shareholders to approve the Domestication Proposal. Under the Merger Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Business Combination. If, however, the Domestication Proposal is approved, but the Business Combination Proposal is not approved, then neither the Domestication nor the Business Combination will be consummated.

As a condition to closing the Business Combination pursuant to the terms of the Merger Agreement, the IOAC Board has approved a change of IOAC’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”). To effect the Domestication, IOAC will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate Domestication with the Secretary of State of the State of Delaware, under which IOAC will be domesticated and continue as a Delaware corporation. On the effective date of the Domestication, (a) each outstanding ordinary share will automatically convert into one share of common stock and (b) the outstanding warrants to purchase ordinary shares will automatically become exercisable, at the same per share exercise price and for the same number of shares of common stock as in effect immediately prior to the Domestication. In addition, at a moment in time after the effectiveness of the Domestication and before the closing of the Merger, each outstanding unit (each of which will consist of one share of common stock and one-half of one warrant to purchase one share of common stock) will be separated into its component share of common stock and one-half of one warrant.

The Domestication Proposal, if approved, will approve a change of IOAC’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while IOAC is currently governed by the Cayman Islands Companies Act, upon Domestication, IOAC will be governed by the DGCL. We urge shareholders to carefully consult the information set out below under “The Domestication Proposal — Comparison of Corporate Governance and Shareholder Rights.” Additionally, we note that if the Domestication Proposal is approved, then IOAC will also ask its shareholders to approve the Organizational Documents Proposal (discussed below), which, if approved, will replace the Existing Organizational Documents with a new certificate of incorporation and bylaws of New Zoomcar under the DGCL (the “Proposed Organizational Documents”). The Proposed Organizational Documents differ in certain material respects from the Existing Organizational Documents, and we urge shareholders to carefully consult the information set out below under “Proposal No. 2 — The Organizational Documents Proposal,” the Existing Organizational Documents of IOAC, attached hereto as Annex G and the Proposed Charter and Proposed Bylaws, attached hereto as Annex B and Annex C, respectively.

Reasons for the Domestication

Our board of directors believes that there are significant advantages to IOAC that will arise as a result of a change of domicile to Delaware. Further, our board of directors believes that any direct benefit that Delaware law provides to a corporation also indirectly benefits the shareholders, who are the owners of the corporation. The board of directors believes that there are several reasons why a reincorporation in Delaware is in the best interests of IOAC and its shareholders, including:

Prominence, Predictability, and Flexibility of Delaware Law.   For many years Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours. Based on publicly available data, over half of publicly-traded corporations in the United States and over 67% of all Fortune 500 companies are incorporated in Delaware.

Well-Established Principles of Corporate Governance.   There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a corporation’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. Such clarity would be advantageous to IOAC, its board of directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for IOAC’s shareholders from possible abuses by directors and officers.

Increased Ability to Attract and Retain Qualified Directors.   Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and shareholders alike. IOAC’s incorporation in Delaware may make IOAC more attractive to future candidates for our board of directors, because many such candidates are already familiar with Delaware corporate law from their past business experience. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws — especially those relating to director indemnification (as discussed below) — draw such qualified candidates to Delaware corporations. Our board of directors therefore believes that providing the benefits afforded directors by Delaware law will enable New Zoomcar, following completion of the Business Combination, to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for our shareholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman Islands and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than Cayman Islands law on matters regarding a corporation’s ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable the surviving corporation to compete more effectively with other public companies in attracting and retaining new directors.

Anticipated Accounting Treatment of the Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of IOAC as a result of Domestication. The business, capitalization, assets and liabilities and financial statements of IOAC immediately following the Domestication will be the same as those of IOAC immediately prior to the Domestication.

Tax Consequences to Holders of Ordinary Shares Who Receive Common Stock as a Result of the Domestication

If the Proposals described in this joint proxy statement/consent solicitation statement/prospectus are approved, then holders of IOAC ordinary shares who do not elect to exercise their redemption rights will receive common stock as a result of the Domestication. For a description of the material U.S. federal income tax consequences of the Domestication, see the section entitled “Proposal No. 3 — The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to IOAC Shareholders.”

Comparison of Shareholder Rights Under Applicable Organizational Documents

IOAC is an exempted company incorporated under the Cayman Islands Companies Act. The Cayman Islands Companies Act and IOAC’s Existing Organizational Documents govern the rights of its shareholders. The Cayman Islands Companies Act differs in some material respects from laws generally applicable to United States corporations and their shareholders. In addition, the Existing Organizational Documents will differ in certain material respects from the Proposed Organizational Documents. As a result, when you become a stockholder of New Zoomcar, your rights will differ in some regards as compared to when you were a shareholder of IOAC.

Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of IOAC and New Zoomcar according to applicable law and/or the organizational documents of IOAC and New Zoomcar. You also should review the Proposed Charter and Proposed Bylaws attached hereto as Annex B and Annex C, respectively, to this joint proxy statement/consent solicitation statement/prospectus, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Islands Companies Act, to understand how these laws apply to IOAC and New Zoomcar.

	Delaware	Cayman Islands
Stockholder/Shareholder Approval of Business Combinations	Mergers generally require approval of a majority of all outstanding shares.

Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

	Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.	All mergers (other than parent/subsidiary mergers) require shareholder approval — there is No exception for smaller mergers.
Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder. A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 75% in value of shareholders in attendance and voting at a general meeting.

Stockholder/Shareholder Votes for Routine Matters

Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.

Under the Cayman Islands Companies Act the Existing Organizational Documents, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).

Appraisal Rights

Generally a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger, except in certain circumstances, including where cash is in the merger consideration.

Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.
Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.
Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per Organizational Documents Proposal 3E).

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

	Delaware	Cayman Islands
Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.	A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances

Indemnification of Directors and Officers	A corporation is generally permitted to indemnify its directors and officers acting in good faith	A Cayman Islands company generally may indemnify its directors or officers except with regard to fraud or willful default.
Limited Liability of Directors

Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

Liability of directors may be eliminated, except with regard to their own fraud or willful default.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as a special resolution, that IOAC be de-registered in the Cayman Islands pursuant to Article 47 of the Amended and Restated Memorandum and Articles of Association of IOAC (annexed to the prospectus/proxy statement as Annex G, the “Existing Organizational Documents”), and be registered by way of continuation as a corporation in the State of Delaware and conditional upon, and with effect from, the registration of IOAC in the State of Delaware as a corporation with the laws of the State of Delaware, the name of Innovative International Acquisition Corp. be changed to “Zoomcar Holdings, Inc.” (the “Domestication” and the post-Domestication company, “New Zoomcar”).”

Vote Required for Approval

The approval of this Domestication Proposal requires a special resolution under the Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the ordinary shares who, being present and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting.

The Domestication is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Domestication Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Domestication Proposal will not be effected.

Recommendation of the IOAC Board of Directors

THE IOAC BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE DOMESTICATION PROPOSAL.

PROPOSAL NO. 3 — THE BUSINESS COMBINATION PROPOSAL

Holders of IOAC ordinary shares are being asked to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. IOAC shareholders should carefully read this joint proxy statement/consent solicitation statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, substantially in the form attached as Annex A to this joint proxy statement/consent solicitation statement/prospectus. Please see the sections entitled “The Merger Agreement” below for additional information regarding the Business Combination and a summary of certain terms of the Merger Agreement. You are urged to carefully read the Merger Agreement in its entirety before voting on this proposal.

IOAC may consummate the Business Combination only if it is approved by the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting.

The Merger Agreement

This section describes the material provisions of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement and the related agreements. IOAC’s shareholders and other interested parties are urged to read such agreement in its entirety because it is the primary legal document that governs the Business Combination. Unless otherwise defined herein, the capitalized terms used in this section “Proposal No. 3. The Business Combination Proposal — The Merger Agreement” are defined in the Merger Agreement.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates, including, in some cases, as of the Closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. IOAC does not believe that the disclosure schedules contain information that is material to an investment decision.

General Terms and Effects; Merger Consideration; Earnout

On October 13, 2022, IOAC entered into the Merger Agreement with Zoomcar, Merger Sub and Greg Moran, in the capacity as the Seller Representative of the Zoomcar stockholders from and after the Closing. Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) prior to the Closing, IOAC will continue out of the Cayman Islands and into the State of Delaware to re-domicile and become a Delaware corporation (the “Domestication”) and (ii) at the Closing of the Business Combination, and following the Domestication, Merger Sub will merge with and into Zoomcar (the “Merger”), with Zoomcar continuing as the surviving entity and wholly-owned subsidiary of IOAC, and with each Zoomcar stockholder receiving shares of New Zoomcar common stock at the Closing (as further described below).

As consideration for the Merger, Zoomcar Security Holders (including holders of Zoomcar India Shares, as further described below) collectively will be entitled to receive, in the aggregate, a number of shares of New Zoomcar common stock with an aggregate value equal to (w) $350,000,000, plus (x) the sum of the aggregate exercise prices of (i) all vested Zoomcar Options and (ii) all Zoomcar Warrants as of immediately prior to the Effective Time, plus (y) the aggregate amount of a Zoomcar private debt or equity financing of up to $40,000,000, if and to the extent consummated prior to Closing in accordance with the terms of the Merger Agreement (but without giving effect to a discount, if any, of the private financing conversion ratio relative to the per share offset ratio for the Ananda Trust Investment), minus (z) the amount of Zoomcar’s net debt at Closing (the “Merger Consideration”), with each Zoomcar stockholder receiving for each share of Zoomcar common stock held (after giving effect to the exchange of all Zoomcar preferred stock to Zoomcar common stock prior to the Effective Time), a number of shares of New Zoomcar common stock equal to (i) the quotient of the Merger Consideration divided by the number of then-outstanding shares of Zoomcar on a fully diluted as converted to common stock basis (including Zoomcar India Shares, as defined below), divided by (ii) $10.00 (the “Conversion Ratio”) (the total portion of the Merger Consideration amount payable to all holders of Zoomcar common stock and Zoomcar India Shares (collectively, the “Zoomcar Stockholders”) in respect of shares of Zoomcar common stock and the Zoomcar India Shares, but excluding Merger Consideration payable in respect of Zoomcar Options and Zoomcar Warrants, the “Stockholder Merger

Consideration”). At Closing, each outstanding and unexercised Zoomcar Option shall, without any further action on the part of the holder thereof, be assumed by New Zoomcar and automatically converted into the right to receive an option to acquire shares of New Zoomcar with substantially the same terms and conditions as the Zoomcar Options, subject to adjustment in accordance with the Merger Agreement. Each outstanding and unexercised Zoomcar Warrant (the “Assumed Warrants”) shall automatically, without any action on the part of the holder thereof, be assumed by New Zoomcar and converted into a warrant to purchase that number of shares of New Zoomcar common stock equal to the product of (x) the number of shares of Zoomcar common stock subject to such warrant multiplied by (y) the Conversion Ratio.

As additional consideration for the acquisition of Zoomcar securities, at or prior to the Closing, the Earnout Shares will be deposited by New Zoomcar into an escrow account to be established prior to the Closing pursuant the Earnout Escrow Agreement, to be released from escrow and distributed to the Zoomcar Stockholders, together with any dividends, distributions or other income earned thereon, upon the achievement during the Earnout Period of certain trading-price based share targets. During the Earnout Period, in the event the VWAP of New Zoomcar common stock the Tier I Share Price Target, the Zoomcar Stockholders shall be entitled to receive 50% of the Earnout Shares. In the event the VWAP of New Zoomcar common stock the Tier II Share Price Target, the Zoomcar Stockholders shall be entitled to receive the remaining Earnout Shares. Any remaining Earnout Shares which had not yet been distributed shall also be distributed to the Zoomcar Stockholders upon the occurrence, during the Earnout Period, of a change of control of New Zoomcar with an implied consideration per share equal or greater to the Tier I Share Price Target or the Tier II Share Price Target, respectively.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by each of IOAC, Merger Sub and Zoomcar as of the date of the Merger Agreement or other specified dates. Certain of the representations and warranties are qualified by materiality or Material Adverse Effect (as hereinafter defined), as well as information provided in the disclosure schedules to the Merger Agreement. As used in the Merger Agreement, “Material Adverse Effect” means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (i) the business, assets, liabilities, results of operations or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or (ii) the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the ancillary documents relating to the Merger Agreement to which such person or entity is a party or bound or to perform the obligations of such person or entity thereunder, in each case, subject to certain customary exceptions.

No Survival

The representations and warranties of the parties contained in the Merger Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Merger Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Covenants of the Parties

Each party agreed in the Merger Agreement to use its commercially reasonable efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms (the “Interim Period”), including those relating to: (i) the provision of access to their properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business; (iii) the provision of financial statements by Zoomcar to IOAC; (iv) IOAC’s public filings; (v) no insider trading; (vi) notifications of certain breaches, consent requirements or other matters; (vii) efforts to consummate the Closing; (viii) tax matters; (ix) further assurances; (x) public announcements; and (xi) confidentiality. Each party also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative transactions, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative transaction or any requests for non-public information relating to such transaction, and to keep the other party informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, IOAC will use best efforts to enter into written agreements with third party investors for aggregate proceeds of at least $40,000,000 from investors to be reasonably approved by Zoomcar (the “Financing Agreements”). The Merger Agreement also contains certain customary post-Closing covenants regarding (a) maintenance of books and records; (b) indemnification of directors and officers and the purchase of tail directors’ and officers’ liability insurance; and (c) use of trust account proceeds.

In addition, Zoomcar agreed to call a meeting of its stockholders or otherwise solicit written consents in order to obtain its required stockholder approvals in the manner required under its organizational documents and applicable law for, among other things, the adoption and approval of the Merger Agreement, ancillary documents and the Business Combination, and agreed to enforce the Stockholder Support Agreements (as defined and described below) in connection therewith.

The parties provided customary covenants regarding the registration statement on Form S-4 to be filed by IOAC (the “Registration Statement”) with the SEC under the Securities Act, to register the common stock of New Zoomcar upon Domestication and the shares of New Zoomcar common stock to be issued as Merger Consideration under the Merger Agreement. The Registration Statement also will contain the IOAC proxy statement to solicit proxies from IOAC’s shareholders to approve, among other things, (i) the Merger Agreement and the Business Combination, including the Merger (including, to the extent required, the issuance of shares of New Zoomcar common stock in connection with any Financing Agreement, the Ananda Trust Investment or any other transaction contemplated within the Merger Agreement); (ii) the Domestication; (iii) changing the name of IOAC and adopting new organizational documents; (iv) the adoption of a new equity incentive plan and issuing certain New Zoomcar restricted securities thereunder; and (v) the appointment of the post-Closing board of directors.

The parties agreed that the post-Closing board of directors will consist of seven directors, consisting of two directors designated prior to the Closing by IOAC, both of whom will be considered independent under the requirements of Nasdaq, three directors designated prior to the Closing by Zoomcar, and two additional independent directors (under Nasdaq requirements) chosen by Zoomcar prior to Closing, such designees reasonably acceptable to IOAC; provided, however, that the composition of the post-Closing board of directors will consist of three classes, with each director serving a three-year term after its initial staggered post-Closing term, with the directors designated by IOAC serving in the second class. The parties further agreed to take all action necessary, including causing the executive officers of IOAC to resign, so that the individuals serving as the officers of New Zoomcar immediately after the Closing will be the same individuals (in the same office) as that of Zoomcar immediately prior to the Closing (unless, at its sole discretion, Zoomcar desires to appoint another qualified person to any such role, in which case, such other person identified by Zoomcar shall serve in such role).

Prior to the Closing, (i) Zoomcar and certain mutually agreeable persons will enter into employment agreements (the “Key Employee Employment Agreements”), in each case effective as of the Closing, in form and substance reasonably acceptable to Zoomcar and IOAC, (ii) the Amended and Restated Registration Rights Agreement will be executed to amend and restate the Original Registration Rights Agreement to provide registration rights thereunder to certain affiliates generally pari passu with the registration rights of the Sponsor as set forth in the Original Registration Rights Agreement.

Conversion and Issuance of Securities

Upon the Domestication, by virtue of the Domestication and without any action on the part of Merger Sub, Zoomcar, or the holders of any of IOAC’s or Zoomcar’s securities:

●	each then-outstanding IOAC ordinary share will be cancelled and converted into one share of New Zoomcar common stock;
●	each then-outstanding IOAC warrant will be assumed and converted automatically into a New Zoomcar warrant; and
●	each then-outstanding IOAC unit will be cancelled and converted into one unit of New Zoomcar, representing one share of New Zoomcar common stock and one-half of one New Zoomcar warrant.

At the Merger Effective Time, by virtue of the Merger and without any action on the part of New Zoomcar, Merger Sub, Zoomcar, or the holders of the following securities:

●	each then-outstanding share of Zoomcar common stock will be cancelled and converted into the right to receive 0.0352 shares of New Zoomcar following the consummation of the Business Combination, as provided in the Merger Agreement; and
●	each then-outstanding Zoomcar Option will be cancelled and converted into the right to receive options to purchase 0.0352 shares of New Zoomcar following the consummation of the Business Combination, as provided in the Merger Agreement.

Financing

IOAC agreed to use its reasonable best efforts to enter into written agreements with third party investors for aggregate proceeds of at least $40,000,000 from investors to be reasonably approved by Zoomcar (the “Financing Agreements”).

Registration Statement; Proxy Statement

As promptly as practicable after the execution of the Merger Agreement, IOAC agreed to prepare and file with the SEC the Registration Statement, of which this joint proxy statement/consent solicitation statement/prospectus forms a part in connection with the registration under the Securities Act of the shares of New Zoomcar common stock to be issued or issuable to the stockholders of Zoomcar pursuant to the Merger Agreement, which registration statement includes a proxy statement in preliminary form relating to the Extraordinary General Meeting (including any adjournment thereof) to be held to consider the Proposals.

IOAC’s Extraordinary General Meeting

IOAC agreed to call and hold the extraordinary general meeting as promptly as practicable after the date on which this Registration Statement becomes effective for the purpose of voting upon the Proposals, and to use its reasonable best efforts to hold the extraordinary general meeting as soon as practicable after the date on which this Registration Statement becomes effective; provided, that IOAC may (or, upon the receipt of a request to do so from Zoomcar, will) postpone or adjourn the extraordinary general meeting on one or more occasions for up to 30 days in the aggregate (or, if earlier, prior to July 29, 2023) at the discretion of the IOAC Board. IOAC has agreed to use its reasonable best efforts to obtain the approval of the Proposals at the Extraordinary General Meeting, including by soliciting from its shareholders’ proxies as promptly as possible in favor of the Proposals, and to take all other action necessary or advisable to secure the required vote or consent of its shareholders. IOAC agreed, through the IOAC Board, to recommend to its shareholders that they approve the Proposals and to include the recommendation of the IOAC Board in this joint proxy statement/consent solicitation statement/prospectus (the “IOAC Recommendation”). Neither the IOAC Board nor any committee thereof will (a) withdraw, modify, amend or qualify (or propose to withdraw, modify, amend or qualify publicly) the IOAC Recommendation, or fail to include the IOAC Recommendation in the Registration Statement; or (b) approve, recommend or declare advisable (or publicly propose to do so) any IOAC Alternative Transaction.

Notwithstanding (a) the making of any inquiry or proposal with respect to an IOAC Alternative Transaction or (b) anything to the contrary contained in the Merger Agreement, unless the Merger Agreement has been earlier validly terminated, (i) in no event will IOAC or Merger Sub execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any IOAC Alternative Transaction or terminate the Merger Agreement in connection therewith and (ii) IOAC and Merger Sub will otherwise remain subject to the terms of the Merger Agreement, including IOAC’s obligation to use reasonable best efforts to obtain the approval of the Proposals at the extraordinary general meeting.

Stock Exchange Listing

IOAC agreed to apply for and take any and all reasonable and necessary actions to cause the New Zoomcar common stock to be issued in connection with the Business Combination to be approved for listing on Nasdaq at the Closing. Until the Domestication, IOAC will use its reasonable best efforts to keep the IOAC units, IOAC ordinary shares and IOAC warrants listed for trading on Nasdaq.

Payment of Transaction Costs

All expenses incurred in connection with the Merger Agreement and the Business Combination will be paid by the party incurring such expenses, whether or not the Business Combination is consummated; provided that each of IOAC and Zoomcar has agreed to be responsible for fifty percent (50%) of all filing fees and expenses under any applicable Antitrust Laws, including the fees and expenses relating to any pre-merger notification required under the HSR Act.

Conditions to Closing

The Merger Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the shareholders of IOAC and the stockholders of Zoomcar; (ii) approvals of any required governmental authorities and completion of any antitrust expiration periods; (iii) obtaining all consents required by any governmental authority or from third parties; (iv) no law or order preventing the Business Combination; (v) IOAC having net tangible assets of at least $5,000,001 upon the Closing, after giving effect to redemptions; (vi) consummation of the Domestication; (vii) reconstitution of the post-Closing board of directors as contemplated under the Merger Agreement; and (viii) the Registration Statement having been declared effective by the SEC. The parties expect to waive condition (v) set forth above.

In addition, unless waived by Zoomcar, the obligations of Zoomcar to consummate the Business Combination are subject to the satisfaction of the following additional Closing conditions: (i) delivery by IOAC of customary certificates and other Closing deliverables; (ii) the representations and warranties of IOAC being true and correct as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (iii) IOAC having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iv) the absence of any Material Adverse Effect with respect to IOAC since the date of the Merger Agreement which is continuing and uncured; (v) delivery of the Earnout Shares into the Earnout Escrow Account; (vi) delivery of the Zoomcar India Escrow Shares into the Zoomcar India Escrow Account; (vii) IOAC having, at the Closing, at least $50,000,000 in cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of any redemptions), and any proceeds from the Financing Transactions (excluding the Ananda Trust Investment and any Private Financing), after payment of IOAC’s and Zoomcar’s expenses and liabilities due at the Closing; (viii) approval of the New Zoomcar common stock for listing on Nasdaq; (ix) execution of the Escrow Agreements; and (x) the Amended and Restated Registration Rights Agreement duly executed by IOAC and the parties to the Original Registration Rights Agreement.

Unless waived by IOAC, the obligations of IOAC and Merger Sub to consummate the Business Combination are subject to the satisfaction of the following additional Closing conditions: (i) delivery by Zoomcar of customary certificates and other Closing deliverables; (ii) the representations and warranties of Zoomcar being true and correct as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (iii) Zoomcar having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with or by it on or prior to the date of the Closing; (iv) the absence of any Material Adverse Effect with respect to Zoomcar and its subsidiaries since the date of the Merger Agreement which is continuing and uncured; (v) the Lock-Up Agreement being in full force and effect as of the Closing; (vi) receipt of a certified copy of Zoomcar’s charter; (vii) execution of Key Employee Employment Agreements by each applicable employee; (viii) execution of the Escrow Agreements; (ix) the Amended and Restated Registration Rights Agreement duly executed by Zoomcar and the parties to the Original Registration Rights Agreement; (x) resignations of the directors and officers of Zoomcar as requested by IOAC; and (xi) termination of certain contracts.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of IOAC and Zoomcar; (ii) by either party in the case that any of the conditions to the Closing have not been satisfied or waived by the earlier of (x) six months from the date of execution of the Merger Agreement or (y) Outside Date, provided that, notwithstanding anything therein to the contrary, if IOAC obtains the approval of its shareholders for the Prescribed Extension (as defined in the Merger Agreement), then the Outside Date, automatically and without action on the part of any party, shall be extended for an additional period ending on the last date then in effect for IOAC to consummate its Business Combination during the Prescribed Extension Period; (iii) by either IOAC or Zoomcar if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Business Combination, and such order or other action has become final and non-appealable (and so long as the terminating party’s failure to comply with any provision of the Merger Agreement has not been a substantial cause of, or substantially resulted in, such action by such governmental authority); (iv) by either IOAC or Zoomcar in the event of the other party’s uncured breach, if such breach would result in the failure of a closing condition (and so long as the terminating party is not also in breach under the Merger Agreement); (v) by either IOAC or Zoomcar if the shareholders of IOAC do not approve the Merger Agreement and the Business Combination at an extraordinary general meeting held by IOAC; and (vi) by either IOAC or Zoomcar if (a) Zoomcar holds a general meeting or special meeting of stockholders, as applicable, to approve the Merger Agreement and the Business Combination or (b) Zoomcar solicits the written consent of the stockholders in lieu of a meeting of stockholders, and the 60th day following the first date on which a consent in response to such solicitation was delivered to Zoomcar has passed, and such approval is not obtained.

Effect of Termination

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, no recourse, termination and general provisions) will terminate, and no party to the Merger Agreement will have any further liability to any other party thereto except for liability for actual fraud (as defined under the DGCL) or for willful breach of the Merger Agreement prior to termination. The Merger Agreement does not provide for any termination fees.

Trust Account Waiver

Zoomcar and Seller Representative each agreed that they and their affiliates will not have any right, title, interest of any kind in or to any monies in IOAC’s Trust Account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom).

Special Committee

The IOAC Board has established the Special Committee, the favorable recommendation of which is required as a condition to the IOAC Board approving the Business Combination. The Special Committee has provided and not revoked or withdrawn its favorable recommendation to the IOAC Board to approve and adopt the Merger Agreement and the Business Combination. The approval of the Special Committee is required for any amendments or waivers of the Merger Agreement.

Seller Representative

Greg Moran is serving as the Seller Representative under the Merger Agreement, and in such capacity will represent the interests of the Zoomcar stockholders with respect to certain post-Closing matters under the Merger Agreement and ancillary documents.

Governing Law

The Merger Agreement is governed by the laws of the State of Delaware and the parties are subject to exclusive jurisdiction of the Delaware Court of Chancery.

Related Agreements

Ananda Trust Subscription Agreement

Simultaneously with the execution of the Merger Agreement, on October 13, 2022, Ananda Trust entered into a subscription agreement with IOAC (the “Ananda Trust Subscription Agreement”) to subscribe for 1,000,000 newly issued shares of New Zoomcar common stock at a purchase price of $10.00 per share, contingent upon the Closing. Furthermore, simultaneously with the signing of the Merger Agreement, Ananda Trust invested an aggregate of $10,000,000 in Zoomcar (the “Ananda Trust Investment”), in exchange for a convertible promissory note issued by Zoomcar to Ananda Trust (the “Ananda Trust Note”). At the Closing, Zoomcar’s repayment obligations under the Ananda Trust Note will be offset against Ananda Trust’s payment obligations under the Ananda Trust Subscription Agreement and Ananda Trust will receive newly issued shares of New Zoomcar common stock in accordance with the terms of the Ananda Trust Subscription Agreement.

The Ananda Trust Subscription Agreement includes registration rights obligations on the part of IOAC and is conditioned on the concurrent Closing and other customary closing conditions. Among other things, Ananda Trust will not have any right, title, interest or claim of any kind in or to any monies in the Trust Account, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom). In the event that the Business Combination is not consummated, the Ananda Trust Note issued by Zoomcar in consideration of the Ananda Trust Investment will be exchanged for a new convertible promissory note issued by Zoomcar, and such note will be convertible upon the consummation of a subsequent financing of Zoomcar in which Zoomcar raises an aggregate of at least $5 million, and the Ananda Trust Subscription Agreement will terminate automatically.

Sponsor Support Agreement

In connection with the entry into the Merger Agreement, on October 13, 2022, the Sponsor, IOAC and Zoomcar entered into the Sponsor Support Agreement. Pursuant to the Sponsor Support Agreement, in order to induce Zoomcar to enter into the Merger Agreement and for no additional consideration, the Sponsor agreed to (i) vote all ordinary shares of IOAC held by the Sponsor at any meeting of the shareholders of IOAC in favor of the approval and adoption of the Merger Agreement and the Business Combination; and (ii) not to redeem or transfer any of the shares held by the Sponsor, or deposit into a voting trust or enter into a voting agreement in a manner inconsistent with the Sponsor Support Agreement. In addition, the Sponsor agreed to take all actions necessary to fulfill the conditions required in order to extend the expiration of the IOAC charter by six months or such shorter period as shall be mutually agreed by IOAC, the Sponsor and Zoomcar. The Sponsor also agreed to waive the anti-dilution rights associated with the founder shares held by the Sponsor and agreed that the Sponsor shall use its best efforts to cooperate with IOAC and Zoomcar in connection with obtaining the Financing Transactions.

Stockholder Support Agreement

On October 13, 2022, Zoomcar delivered to IOAC the Stockholder Support Agreements (the “Stockholder Support Agreements”) with certain stockholders of Zoomcar, pursuant to which, among other things, such stockholders have agreed, respectively, to support the approval and adoption of the Business Combination. The Stockholder Support Agreements will terminate upon the earliest to occur of (a) the Closing, (b) the date of the termination of the Merger Agreement, and (c) the effective date of a written agreement of IOAC, Zoomcar, and the Zoomcar stockholders party thereto terminating such Stockholder Support Agreements (the “Expiration Time”). Such Zoomcar stockholders also agreed, until the Expiration Time, to certain transfer restrictions.

Lock-Up Agreement

In connection with the execution of the Merger Agreement, on October 13, 2022, IOAC and certain Zoomcar stockholders entered into the Lock-Up Agreement. Pursuant to the Lock-Up Agreement, each Zoomcar stockholder holding 1% or more of the total number of issued and outstanding Zoomcar shares on a fully diluted, as converted to common stock basis, will be subject to the restrictions described below from the Closing until the termination of applicable lock-up periods described below. Such Zoomcar stockholders agreed not to, without the prior written consent of the Zoomcar board and subject to certain exceptions, during the applicable lock-up period: (i) lend, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder, any shares of New Zoomcar common stock held by it immediately after the Closing or issued or issuable to it in connection with the Merger (including New Zoomcar common stock acquired as part of the Financing Agreements or issued in exchange for, or on conversion or exercise of, any securities issued as part of the Financing Agreements), any shares of New Zoomcar common stock issuable upon the exercise of options to purchase shares of common stock held by it immediately after the Closing, or any securities convertible into or exercisable or exchangeable for New Zoomcar common stock held by it immediately after the Closing (the “Lock-Up Shares”); (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-Up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; or (iii) publicly announce any intention to effect any transaction specified in the foregoing clauses. Pursuant to the Lock-Up Agreement, IOAC and certain Zoomcar stockholders agreed to the foregoing transfer restrictions during the period beginning on the date of Closing and ending on the date that is the earlier of (i) six months after the Closing and (ii) subsequent to the Merger, (x) if the last sale price of New Zoomcar common stock equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing; or (y) the date on which New Zoomcar completes a liquidation, merger, capital stock exchange, reorganization or other similar transactions that result in all of New Zoomcar’s stockholders having the right to exchange their shares for cash, securities or other property.

Amended and Restated Registration Rights Agreement

In connection with the Business Combination, the IPO Registration Rights Agreement will be amended and restated, and New Zoomcar and the Registration Rights Holders will enter into the Amended and Restated Registration Rights Agreement. Pursuant to the Amended and Restated Registration Rights Agreement, New Zoomcar will agree that, within 30 calendar days after the consummation of the Business Combination, New Zoomcar will use its commercially reasonable efforts to file with the SEC (at New Zoomcar’s sole cost and expense) the Resale Registration Statement, and New Zoomcar will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the Registration Rights Holders can demand up to three underwritten offerings, and all of the Registration Rights Holders can demand up to two block trades within any 12-month period and will be entitled to customary piggyback registration rights. The Amended and Restated Registration Rights Agreement does not provide for the payment of any cash penalties by New Zoomcar if it fails to satisfy any of its obligations under the Amended and Restated Registration Rights Agreement. The Amended and Restated Registration Rights Agreement shall supersede the registration rights set forth in the Ananda Trust Subscription Agreement and the registration rights previously provided to investors in Zoomcar's private financings.

Interests of IOAC’s Sponsor, Directors and Officers in the Business Combination

In considering the recommendation of the IOAC Board to vote in favor of approval of the Domestication Proposal, the Business Combination Proposal, the Organizational Documents Proposal and the other Proposals, shareholders should keep in mind that the Sponsor and certain members of the IOAC Board and the Sponsor, including its directors and officers, have interests in such Proposals that are different from, or in addition to, those of IOAC’s shareholders generally. In particular:

●	If IOAC does not consummate a business combination by July 29, 2023 (unless such date is extended in accordance with the Existing Organizational Documents), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the founder shares, all of which are held by the Sponsor, would be worthless because following the redemption of the public shares IOAC would likely have few, if any, net assets and because the holders of our founder shares have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the founder shares if we fail to complete a Business Combination within the required period.
●	The Sponsor purchased the founder shares prior to our initial public offering for an aggregate purchase price of $25,000, or approximately $0.003 per share. The Sponsor currently holds 8,050,000 founder shares. Such shares, if unrestricted and freely tradable, would have had aggregate market value of $ based upon the closing price of $ per public share on Nasdaq on , 2023, the record date. Given such shares will be subject to lock-up restrictions, we believe such shares have less value. Such shares will become worthless if IOAC does not complete a business combination by July 29, 2023 (or such later date as approved by IOAC’s shareholders).
●	The Sponsor purchased 960,000 Private Placement Shares for an aggregate purchase price of $9,600,000, or $10.00 per share. Such shares, if unrestricted and freely tradable, would have had aggregate market value of $ based upon the closing price of $ per public share on Nasdaq on , 2023, the record date. Given such shares will be subject to lock-up restrictions, we believe such shares have less value. Such shares will become worthless if IOAC does not complete a business combination by July 29, 2023 (or such later date as approved by IOAC’s shareholders).
●	Following the Closing, the Sponsor (or an affiliate of the Sponsor) would be entitled to the repayment of any outstanding working capital loans and advances that have been made to IOAC. On September 7, 2022, IOAC issued, with IOAC Board approval, an unsecured promissory note (the “September 2022 Note”), in the amount of up to $500,000 to Ananda Trust, an affiliate of the Sponsor and of Mohan Ananda and Elaine Price, Chief Executive Officer and Chief Financial Officer of IOAC, respectively. The September 2022 Note bears no interest, and the principal balance is payable on the date of the consummation of IOAC’s initial business combination. On or before the maturity date, Ananda Trust has the option to convert all or any portion of the principal outstanding under the September 2022 Note into Class A ordinary shares of IOAC at a conversion price of $10.00 per share. The terms of such shares, if any, would be identical to the terms of the Private Placement Shares. On January 3, 2023, IOAC issued, with IOAC Board approval, an unsecured promissory note (the “January 2023 Note”), in the amount of up to $500,000 to Ananda Trust. The January 2023 Note bears no interest, and it is non-convertible. The principal balance is payable on the date of the consummation of IOAC’s initial business combination. On May 10, 2023, IOAC issued, with IOAC Board approval, an unsecured promissory note (the “May 2023 Note”), in the amount of up to $500,000 to the Sponsor. The May 2023 Note bears no interest, and it is non-convertible. The principal balance is payable on the date of the consummation of IOAC’s initial business combination. As of June 20, 2023, there was $1,400,000 of working capital loans outstanding, including $500,000 under the September 2022 Note, $500,000 under the January 2023 Note and $400,000 under the May 2023 Note. If IOAC fails to complete an initial business combination by July 29, 2023, IOAC may use a portion of the working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account can be used to repay the working capital loans. If the Business Combination or another initial business combination is not consummated, the September 2022 Note and the January 2023 Note may not be repaid to Ananda Trust, in whole or in part, and the May 2023 Note may not be repaid to the Sponsor, in whole or in part.
●	On January 19, 2023, IOAC issued an unsecured promissory note (the “Extension Note”) to the Sponsor. As of March 31, 2023, $495,000 was outstanding under the Extension Note. If the Business Combination or another initial business combination is not consummated, the Extension Note may not be repaid to Sponsor, in whole or in part, and the May 2023 Note may not be repaid to the Sponsor, in whole or in part.
●	The Sponsor and IOAC’s officers and directors will lose their entire equity investment, an aggregate of $9,625,000, comprised of the $25,000 purchase price for the founder shares and the $9,600,000 purchase price for the Private Placement Shares, in IOAC if an initial business combination is not completed by July 29, 2023 (or such later date as approved by IOAC’s shareholders).
●	The Sponsor and IOAC’s officers and directors can earn a positive rate of return on their investment, even if other IOAC shareholders experience a negative rate of return in the post-business combination company.
●	Ananda Trust, an affiliate of the Sponsor, and of Mohan Ananda and Elaine Price, the Chief Executive Officer and Chief Financial Officer of IOAC, respectively, entered into the Ananda Trust Subscription Agreement to subscribe for 1,000,000 newly issued shares of New Zoomcar common stock at a purchase price of $10.00 per share, contingent upon the Closing. Furthermore, simultaneously with the signing of the Merger Agreement, Ananda Trust completed the Ananda Trust Investment, in exchange for the Ananda Trust Note. Ananda Trust’s payment obligations under the Ananda Trust Subscription Agreement will be offset against the repayment obligations of Zoomcar under the Ananda Trust Note upon the Closing. If the Business Combination does not close by the one-year anniversary of the Ananda Trust Investment, the Ananda Trust Note would be converted into shares of Zoomcar. Other than the Ananda Trust Investment, none of the Sponsor or IOAC’s officers or directors have any financial interest in Zoomcar.
●	Mohan Ananda, Chairman and Chief Executive Officer of IOAC, may be deemed to have or share beneficial ownership of the founder shares and Private Placement Shares held directly by the Sponsor by virtue of his role as manager of the Sponsor.
●	IOAC’s existing directors and officers will be eligible for continued indemnification and continued coverage under IOAC’s directors’ and officers’ liability insurance for a period of six years after the Business Combination.
●	The Sponsor (including its representatives and affiliates) and certain of IOAC’s officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present business combination opportunities to such entity. Accordingly, if any of its officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. IOAC does not believe, however, that any fiduciary duties or contractual obligations of its officers had any impact on its search for a potential business combination. IOAC’s Existing Organizational Documents provide that IOAC renounces its interest in any corporate opportunity offered to any director or officer to the fullest extent permitted by applicable law. IOAC is not aware of any such corporate opportunities not being offered to it, nor does IOAC believe that the limitation of the application of the corporate opportunity doctrine in IOAC’s Existing Organizational Documents had any impact on its search for a potential business combination.
●	In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to IOAC if and to the extent any claims by a vendor for services rendered or products sold to IOAC, or a prospective target business with which IOAC has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriter of IOAC’s initial public offering against certain liabilities, including liabilities under the Securities Act.
●	Following consummation of the Business Combination, the Sponsor, IOAC’s officers and directors and their respective affiliates would be entitled to reimbursement for certain reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by IOAC from time to time, made by the Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. As of March 31, 2023, an aggregate amount of approximately $1,495,000 had been incurred or accrued in respect of such reimbursement obligations, comprised of $1,000,000 of working capital loans outstanding, and $495,000 outstanding under the Extension Note. IOAC expects additional amounts not to exceed $495,000 (representing up to three additional equal installments of $165,000 per monthly extension) to be accrued under the Extension Note prior to Closing. However, if IOAC fails to consummate a business combination within the required period, the Sponsor and IOAC’s officers and directors and their respective affiliates will not have any claim against the Trust Account for reimbursement. There have been no material out-of-pocket expenses subject to reimbursement to date and IOAC does not anticipate any such expenses prior to Closing.
●	Up to an aggregate amount of $1,500,000 of any amounts outstanding under any working capital loans made by the Sponsor or any of its affiliates to IOAC may be converted into IOAC ordinary shares at a price of $10.00 per share at the option of the lender.
●	Under the terms of the Amended and Restated Registration Rights Agreement, New Zoomcar will grant holders of IOAC founder shares certain customary demand, shelf and piggyback registration rights with respect to their shares of New Zoomcar common stock.

Interests of Zoomcar’s Directors and Officers in the Business Combination

When Zoomcar Security Holders and other interested persons consider the recommendation of Zoomcar’ board of directors in favor of approval of the Business Combination, such persons should keep in mind that the directors and executive officers of Zoomcar may have interests in the Business Combination and other proposals that may be different from, or in addition to, those of Zoomcar Security Holders generally. These interests include, among other things:

●	that Greg Moran, Uri Levine, David Ishag, Graham Gullans and Evelyn D’An are expected to serve as members of the board of directors of New Zoomcar after consummation of the Business Combination and, in their capacity as such, shall become entitled to any cash fees, stock options or stock awards that the New Zoomcar Board determines to pay its directors.
●	that Greg Moran, the current Chief Executive Officer of Zoomcar, Geiv Dubash, the current Chief Financial Officer of Zoomcar, and Hiroshi Nishijima, the current Chief Operating Officer of Zoomcar, are expected to serve as officers of New Zoomcar in the same respective role they currently hold with regard to Zoomcar.
●	that certain of Zoomcar’s executive officers intend to enter into employment arrangements that are expected to become effective in connection with the Business Combination as further described in the section entitled “Executive Compensation of Zoomcar — Employment Agreements with Our Named Executive Officers” of this joint proxy statement/consent solicitation statement/prospectus.
●	that, upon consummation of the Business Combination, and subject to approval of the Incentive Plan Proposal, Zoomcar’s executive officers are expected to receive grants of stock options and restricted stock units under the Incentive Plan from time to time.

Certain Other Benefits in the Business Combination

In addition to the interests of IOAC’s and Zoomcar’s directors and officers in the Business Combination, shareholders should be aware that Cantor and CCM have financial interests that are different from, or in addition to, the interests of our shareholders.

Cantor was an underwriter in IOAC’s IPO. Upon consummation of the Business Combination, Cantor is entitled to a deferred underwriting commission of $12,100,000. Cantor agreed to waive (pursuant to the Underwriting Agreement and for no further consideration) its rights to the deferred underwriting commission held in the Trust Account in the event IOAC does not complete an initial business combination within 15 months of the closing of the IPO (unless such date is extended in accordance with the Existing Organizational Documents). Accordingly, if the Business Combination or any other initial business combination, is not consummated by July 29, 2023 (or such later date as approved by IOAC’s shareholders) and IOAC is therefore required to be liquidated, Cantor will not receive any of the deferred underwriting commission and such funds will be returned to IOAC’s public shareholders upon its liquidation.

The aggregate amount of fees that will be payable to Cantor that are contingent on completion of an initial business combination is $12,100,000, the amount of the deferred underwriting commission payable to Cantor as the underwriter of the IPO.

Cantor therefore has an interest in IOAC completing a business combination that will result in the payment of such deferred underwriting commission. In considering the approval of the Business Combination, the IOAC shareholders should consider the roles of Cantor in light of the deferred underwriting commission Cantor is entitled to receive if a business combination is consummated by July 29, 2023 (or such later date as approved in accordance with the Existing Organizational Documents) and the other benefits that Cantor would retain upon IOAC’s consummation of a business combination.

Additionally, Cantor and CCM purchased an aggregate of 100,000 Private Placement Shares, at a price of $10.00 per share ($1,000,000 in the aggregate) in a private placement that closed simultaneously with the closing of the IPO. Of those 100,000 Private Placement Shares, CCM purchased 30,000 shares and Cantor purchased 70,000 shares. Such shares, if unrestricted and freely tradable, would have had aggregate market value of $           based upon the closing price of $           per public share on Nasdaq on           , 2023, the record date. Given such shares will be subject to lock-up restrictions, we believe such shares have less value. However, such shares will become worthless if IOAC does not complete a business combination by July 29, 2023 (or such later date as approved by IOAC’s shareholders).

Additionally, CCM, an affiliate of a passive member of the Sponsor, will be entitled to receive the following compensation upon the closing of the Business Combination:

●	Pursuant to an engagement letter, dated March 12, 2021, by and between IOAC and CCM, CCM is entitled to a deferred fee from the IPO of $3,630,000, which is payable only upon the completion of a business combination. Accordingly, if the Business Combination or any other initial business combination, is not consummated by July 29, 2023 (or such later date as approved by IOAC’s shareholders) and IOAC is therefore required to be liquidated, CCM will not receive such fee.
●	Pursuant to the Zoomcar-CCM Engagement Letter, CCM is entitled to the following CCM Zoomcar Fees:
1)	A cash fee of 1.25% of the pre-money equity value of Zoomcar immediately prior to the Closing;
2)

A fee, payable in equity, of 1.25% of the maximum amount of any earnout or contingent payments payable by IOAC in the Business Combination (which, assuming a value of $10 per Earnout Share, would have a value of $2,500,000); and

3)	A cash fee of 4% of the gross proceeds received by Zoomcar from investors in a private placement.

In addition, in connection with the Extension Amendment, on January 19, 2023, the Sponsor issued promissory notes to affiliates of CCM, in the aggregate amount of $495,000. As of March 31, 2023, an aggregate of $247,500 has been drawn down on the promissory notes and deposited into the Trust Account to cover the first monthly extension. If the Business Combination or another initial business combination is not consummated, the promissory notes may not be repaid, in whole or in part.

Deferred Underwriting Fees

$12.1 million of the underwriting fee was deferred and conditioned upon completion of a business combination. The following table illustrates the effective deferred underwriting fee on a percentage basis for public shares in the no redemption, 25% redemption, 50% redemption, 75% redemption and maximum redemption scenarios and is based on the following assumptions: (i) there are no other issuances of equity interests of IOAC or Zoomcar, (ii) neither the Sponsor nor any of Zoomcar’s current stockholders purchase IOAC public shares in the open market, (iii) no IOAC warrants are exercised, (iv) all Zoomcar warrants are exercised, and (v) Ananda Trust does not purchase IOAC shares in the open market between the date of the Ananda Trust Subscription Agreement and the close of business on the third trading day prior to the Extraordinary General Meeting of IOAC’s shareholders called in connection with the Business Combination.

	Scenario 1 Assuming No Redemptions	Scenario 2 Assuming 25% Redemptions	Scenario 3 Assuming 50% Redemptions	Scenario 4 Assuming 75% Redemptions	Scenario 5 Maximum Redemptions
Unredeemed public shares	3,050,335	2,814,677	2,579,020	2,343,362	2,107,705
Trust proceeds to New Zoomcar(1)	$33,058,050	$30,504,108	$27,950,165	$25,396,223	$22,842,281
Deferred underwriting commission	$12,100,000	$12,100,000	$12,100,000	$12,100,000	$12,100,000
Value per Share	36.60%	39.67%	43.29%	47.64%	52.97%

(1)Calculated based on the pro rata portion of the funds held in the Trust Account as of March 31, 2023.

Material U.S. Federal Income Tax Consequences of the Domestication to IOAC Shareholders

The following sets forth the material U.S. federal income tax consequences of the Domestication to the U.S. Holders (as defined below) of IOAC ordinary shares or Warrants; it assumes consummation of the Merger following Domestication. It does not address U.S. federal income tax consequences of the Domestication or Merger on other IOAC securities (except as described herein). The following also describes (i) the U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (as defined below) of IOAC ordinary shares that elect to have their IOAC ordinary shares redeemed for cash if the Business Combination is completed and (ii) the U.S. federal income tax consequences for Non-U.S. Holders of owning and disposing of New Zoomcar common stock or warrants after the Domestication. For purposes of the following description relating to U.S. federal income tax consequences of the Domestication to the U.S. Holders of IOAC ordinary shares or Warrants, the term “New Zoomcar” refers to the Delaware corporation into which IOAC will be transferred by way of continuation in the Domestication and the combined company immediately following the Merger. The following description is the opinion of MWE. The information set forth in this section is based on the Code, its legislative history, final, temporary and proposed treasury regulations promulgated thereunder (“Treasury Regulations”), published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of IOAC ordinary shares or Warrants that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” means a beneficial owner of IOAC ordinary shares or Warrants that, for U.S. federal income tax purposes, is not a U.S. Holder or a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This description does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this description considers only holders that hold IOAC ordinary shares or Warrants as capital assets within the meaning of Section 1221 of the Code. This description does not address the alternative minimum tax, the Medicare tax on net investment income, or the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;
●	broker-dealers;
●	S corporations;
●	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;
●	tax-exempt entities;
●	governments or agencies or instrumentalities thereof;
●	insurance companies;
●	regulated investment companies;
●	real estate investment trusts;
●	specified expatriates or former long-term residents of the United States;
●	persons that acquired IOAC ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;
●	persons that hold IOAC ordinary shares as part of a straddle, constructive sale, hedging, redemption or other integrated transaction;
●	persons whose functional currency is not the U.S. dollar;
●	controlled foreign corporations;
●	passive foreign investment companies;
●	partnerships (or other entities classified as partnership for U.S. federal income tax purposes) or partners in such partnerships or entities classified for U.S. federal income tax purposes as a “disregarded entity”;
●	persons required to accelerate the recognition of any item of gross income with respect to IOAC Shares as a result of such income being recognized on an applicable financial statement;
●	persons who actually or constructively own 5 percent or more of IOAC ordinary shares by vote or value (except as specifically provided below); or
●	the Sponsor or its affiliates.

This description does not address any tax laws other than the U.S. federal income tax law, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as specifically described herein, any tax reporting obligations of a holder of IOAC ordinary shares or Warrants. Additionally, this description does not address the tax treatment of partnerships or other pass-through entities or entities classified for U.S. federal income tax purposes as a “disregarded entity” or persons who hold IOAC ordinary shares or

Warrants through such entities. If a partnership (or other entity classified as a partnership or treated as a disregarded entity for U.S. federal income tax purposes) is the beneficial owner of IOAC ordinary shares or Warrants, the U.S. federal income tax treatment of a partner in the partnership or owner of the disregarded entity will generally depend on the status of the partner or owner and the activities of the partnership or disregarded entity. This description also assumes that any distribution made (or deemed made) on IOAC ordinary shares or Warrants and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of IOAC ordinary shares or Warrants is made in U.S. dollars.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF SHARES MAY BE AFFECTED BY MATTERS NOT DESCRIBED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IOAC URGES BENEFICIAL OWNERS OF IOAC ORDINARY SHARES OR WARRANTS WHO CHOOSE TO EXERCISE THEIR CONVERSION RIGHTS OR WHO CHOOSE TO PARTICIPATE IN THE DOMESTICATION TO CONSULT THEIR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION AND OWNING AND DISPOSING OF IOAC ORDINARY SHARES OR WARRANTS AS A RESULT OF ITS PARTICULAR CIRCUMSTANCES, INCLUDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.

U.S. Holders

Tax Consequences of the Domestication to U.S. Holders of IOAC Ordinary Shares or Warrants

The Domestication should qualify as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. However, due to the absence of official guidance bearing directly on how the provisions of Section 368(a) of the Code apply in the case of a statutory conversion of a corporation with no active business and only investment-type assets such as IOAC, this result is not entirely free from doubt. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position.

If the Domestication qualifies as a reorganization within the meaning of Section 368(a), except as otherwise provided below in the section entitled “PFIC Considerations,” and “Effects of Section 367 to U.S. Holders of IOAC Ordinary Shares or Warrants,” a U.S. Holder of IOAC ordinary shares or Warrants would not recognize gain or loss upon the exchange of its IOAC ordinary shares or Warrants solely for New Zoomcar common stock pursuant to the Domestication. A U.S. Holder’s aggregate tax basis in the New Zoomcar common stock received in connection with the Domestication will generally be the same as its aggregate tax basis in the IOAC ordinary shares or Warrants surrendered in the transaction. In addition, the holding period of New Zoomcar common stock or warrants received in the Domestication generally should include the holding period of IOAC ordinary shares or Warrants surrendered in the Domestication.

If the Domestication should fail to qualify as a reorganization under Section 368(a), a U.S. Holder of IOAC ordinary shares or Warrants generally would recognize gain or loss with respect to its IOAC ordinary shares and Warrants in an amount equal to the difference, if any, between the fair market value of the corresponding New Zoomcar common stock and warrants received in the Domestication and the U.S. Holder’s adjusted tax basis in its IOAC ordinary shares and Warrants surrendered. The U.S. Holder’s basis in New Zoomcar common stock and warrants would be equal to their fair market value on the date of the Domestication and such U.S. Holder’s holding period for New Zoomcar common stock and warrants would begin on the day following the date of the Domestication.

PFIC Considerations

Even if the Domestication qualifies as a reorganization within the meaning of Section 368(a) of the Code, the Domestication may still be a taxable event to U.S. Holders of IOAC ordinary shares under the PFIC provisions of the Code, to the extent that Section 1291(f) of the Code applies, as described below. Although the issue is not free from doubt, because IOAC is a blank check company with no current active business, based upon the composition of its income and assets, and upon a review of its financial statements, IOAC believes that it likely was a PFIC for its most recent taxable year ended on December 31, 2022, and will likely be considered a PFIC for its current taxable year which ends as a result of the Domestication.

Effect of PFIC Rules on the Domestication

Even if the Domestication qualifies as a reorganization for U.S. federal income tax purposes under Section 368(a) of the Code, Section 1291(f) of the Code requires that, to the extent provided in regulations, a U.S. person that disposes of stock of a PFIC must recognize gain notwithstanding any other provision of the Code. No final Treasury regulations are in effect under Section 1291(f). Proposed Treasury Regulations under Section 1291(f) were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, those regulations would require taxable gain recognition by a U.S. Holder with respect to its exchange of IOAC ordinary shares or Warrants for New Zoomcar common stock or warrants in the Domestication if IOAC were classified as a PFIC at any time during such U.S. Holder’s holding period in the IOAC ordinary shares or Warrants. Any such gain would be treated as an “excess distribution” made in the year of the Domestication and subject to the special and complex tax and interest charge rules described below under “Definition and General Taxation of a PFIC” designed to offset the tax deferral with respect to the undistributed earnings of IOAC. The proposed Treasury Regulations under Section 1291(f) should not apply to an Electing Shareholder (as defined below) with respect to its IOAC ordinary shares for which a timely QEF election, QEF election with a purging election, or MTM election is made, as each such election is described below.

Definition and General Taxation of a PFIC

A non-U.S. corporation will generally be classified as a PFIC if either (a) at least seventy-five percent (75%) of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it owns or is considered to own at least twenty-five percent (25%) of the shares by value, is passive income (the “gross income test”) or (b) at least fifty percent (50%) of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it owns or is considered to own at least twenty-five percent (25%) of the shares by value, are held for the production of, or produce, passive income (the “asset test”). Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. The determination of whether a foreign corporation is a PFIC is made annually.

Pursuant to a “start-up exception,” a corporation will not be a PFIC for the first taxable year the corporation has gross income if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. Taking into account all relevant facts and circumstances, however, there is a material risk that IOAC will not be eligible for the “start-up exception.”

If IOAC is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder’ of IOAC ordinary shares or Warrants and, in the case of the IOAC ordinary shares, the U.S. Holder did not make either (a) a timely “qualified election fund” (“QEF”) election for IOAC’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) IOAC ordinary shares, (b) a QEF election along with a “purging election,” or (c) a “mark-to-market” (“MTM”) election, all of which are described further below, such U.S. Holder generally will be subject to special rules, described in the following paragraph, with respect to any gain recognized by the U.S. Holder on the sale or other disposition of its IOAC ordinary shares and any “excess distribution” made to the U.S. Holder. Excess distributions are generally any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the IOAC ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the IOAC ordinary shares.

Under these rules, the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the IOAC ordinary shares or Warrants. The amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of IOAC’s first taxable year in which it qualified as a PFIC, will be taxed as ordinary income. The amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder. An additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if IOAC is determined to be a PFIC, a U.S. Holder may avoid the tax consequences described above with respect to its IOAC ordinary shares by making a timely QEF election (or a QEF election along with a purging election), or an MTM election, all as described below.

Impact of PFIC Rules on Certain U.S. Holders

The impact of the PFIC rules on a U.S. Holder of IOAC ordinary shares will depend on whether the U.S. Holder has made a timely and effective election to treat IOAC as a QEF, under Section 1295 of the Code, for IOAC’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, the U.S. Holder made a QEF election along with a “purging election,” or if the U.S. Holder made an MTM election, all as described below. A U.S. Holder of a PFIC that made either a timely and effective QEF election, a QEF election along with a purging election, or an MTM election is hereinafter referred to as an “Electing Shareholder.” Generally, proposed Treasury Regulations provide that neither QEF nor MTM election is available with respect to public warrants.

A U.S. Holder’s ability to make a QEF election with respect to its IOAC ordinary shares is contingent upon, among other things, the provision by IOAC of certain information that would enable the U.S. Holder to make and maintain a QEF election. Upon request, IOAC will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election, but there can be no assurance that IOAC will timely provide such information that is required to make and maintain the QEF election. As discussed above, a U.S. Holder may not make a QEF election with respect to its Warrants.

As indicated above, if a U.S. Holder of IOAC ordinary shares has not made a timely and effective QEF election with respect to IOAC’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) IOAC ordinary shares, such U.S. Holder generally may nonetheless qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its IOAC ordinary shares for their fair market value on the “qualification date.” The qualification date is the first day of IOAC’s tax year in which IOAC qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held IOAC ordinary shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its IOAC ordinary shares by the amount of the gain recognized and will also have a new holding period in the IOAC ordinary shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable shares, the U.S. Holder may make an MTM election with respect to such shares for such taxable year. If the U.S. Holder makes a valid MTM election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) IOAC ordinary shares and for which IOAC is determined to be a PFIC, such U.S. Holder will not be subject to the PFIC rules described above in respect to its IOAC ordinary shares. Instead, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its IOAC ordinary shares at the end of its taxable year over the adjusted basis in its IOAC ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its IOAC ordinary shares over the fair market value of its IOAC ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the MTM election). The U.S. Holder’s basis in its IOAC ordinary shares will be adjusted to reflect any such income or loss amounts and any further gain recognized on a sale or other taxable disposition of the IOAC ordinary shares will be treated as ordinary income. The MTM election is available only for shares that are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including NYSE, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. No assurance can be given that the IOAC ordinary shares of IOAC are considered to be regularly traded for purposes of the MTM election or whether the other requirements of this election are satisfied. U.S. Holders should consult their own tax advisers regarding the availability and tax consequences of an MTM election in respect to IOAC ordinary shares under their particular circumstances.

The rules dealing with PFICs and with the timely QEF election, the QEF election with a purging election, and the MTM election are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder of IOAC ordinary shares or Warrants should consult its own tax advisor concerning the application of the PFIC rules to such securities under such holder’s particular circumstances.

Effects of Section 367 to U.S. Holders of IOAC Ordinary Shares

Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in a reorganization within the meaning of Section 368(a) of the Code. Section 367 of the Code imposes income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the

Code will generally apply to U.S. Holders of IOAC ordinary shares on the date of the Domestication (including U.S. Holders exercising redemption rights).

A.	U.S. Holders Whose IOAC Ordinary Shares Have a Fair Market Value of $50,000 or More and Who Own More Than 10 Percent of the Voting Power or Value of IOAC

A U.S. Holder who, on the date of the Domestication beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power or value of IOAC (a “10% U.S. Shareholder”) must include in income as a deemed dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to the IOAC ordinary shares such U.S. Holders directly owns. A U.S. Holder’s ownership of Warrants will be taken into account in determining whether such U.S. Holder owns 10% or more of the total combined voting power or value of IOAC. Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power or value of IOAC and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A 10% U.S. Shareholder’s “all earnings and profits amount” with respect to its IOAC ordinary shares is the net positive earnings and profits of IOAC attributable to its shares (as determined under Treasury Regulation Section 1.367(b)-2) but without regard to any gain that would be realized on a sale or exchange of such shares.

B.	U.S. Holders Whose IOAC Ordinary Shares Have a Fair Market Value of $50,000 or More But Who Own Less Than 10 Percent of the Voting Power and Value of IOAC

A U.S. Holder who, on the date of the Domestication, beneficially owns (directly, indirectly or constructively, including as a result of applicable attribution rules that would take into account a holder’s ownership of Warrants) IOAC ordinary shares with a fair market value of $50,000 or more but owns less than 10% of the total combined voting power and value of IOAC will recognize gain (but not loss) with respect to the Domestication unless such U.S. Holder elects to recognize the “all earnings and profits” amount attributable to such holder as described below.

Unless such a U.S. Holder makes the “all earnings and profits” election as described below, such holder generally must recognize gain (but not loss) with respect to New Zoomcar common stock received in the Domestication in an amount equal to the excess of the fair market value of New Zoomcar common stock received over the U.S. Holder’s adjusted tax basis in the IOAC ordinary shares deemed surrendered in the Domestication.

As an alternative to recognizing any gain as described in the preceding paragraph, such a U.S. Holder may elect to include in income as a deemed dividend the “all earnings and profits amount” attributable to its IOAC ordinary shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

(i)	a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);
(ii)	a complete description of the Domestication;
(iii)	a description of any stock, securities or other consideration transferred or received in the Domestication;
(iv)	a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;
(v)	a statement that the U.S. Holder is making the election and that includes (A) a copy of the information that the U.S. Holder received from IOAC establishing and substantiating the “all earnings and profits amount” with respect to the U.S. Holder’s IOAC ordinary shares, and (B) a representation that the U.S. Holder has notified IOAC that the U.S. Holder is making the election; and
(vi)	certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations thereunder.

In addition, the election must be attached by an electing U.S. Holder to such holder’s timely filed U.S. federal income tax return for the taxable year in which the Domestication occurs, and the U.S. Holder must send notice of making the election to IOAC no later than the date such tax return is filed. In connection with this election, IOAC may in its discretion provide each U.S. Holder eligible to make such an election with information regarding IOAC’s earnings and profits upon request. IOAC does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication. U.S. HOLDERS ARE STRONGLY URGED TO CONSULT A TAX ADVISOR REGARDING THE CONSEQUENCES OF MAKING THE DESCRIBED ELECTION AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH ELECTION.

C.	U.S. Holders that Own IOAC Ordinary Shares with a Fair Market Value of Less Than $50,000

A U.S. Holder who, on the date of the Domestication, beneficially owns (directly, indirectly, or constructively) IOAC ordinary shares with a fair market value less than $50,000 should not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication and generally should not be required to include any part of the “all earnings and profits amount” in income.

D.U.S. Holders of Warrants

Subject to the considerations described above relating to a U.S. holder’s ownership of Warrants being taken into account in determining a U.S. holder’s ownership of IOAC ordinary shares for purposes of Section 367(b) of the Code, and the PFIC considerations described under “— PFIC Considerations” above, a U.S. holder of Warrants should not be subject to U.S. federal income tax with respect to the exchange of Warrants for New Zoomcar warrants in the Domestication.

All U.S. Holders of IOAC ordinary shares or Warrants are urged to consult their tax advisors with respect to the effect of Section 367 of the Code to their particular circumstances.

Material U.S. Federal Income Tax Consequences to Redemption

Tax Consequences to U.S. Holders That Elect to Have Their IOAC Ordinary Shares Converted for Cash

This section makes references to U.S. Holders of IOAC ordinary shares that elect to have their IOAC ordinary shares “converted” for cash. For purposes of this description, “conversion” refers to the process of requesting that a holder’s IOAC ordinary shares be redeemed for cash in accordance with the terms of the Current Charter and with applicable Cayman Islands law.

This section is addressed to U.S. Holders of IOAC ordinary shares that elect to have their IOAC ordinary shares redeemed for cash and is subject in its entirety to the description of the “passive foreign investment company” or “PFIC” rules as described above under the section entitled “Tax Consequences of the Domestication to U.S. Holders of IOAC Shares — U.S. Holders — PFIC Considerations.” For purposes of this description, a “Converting U.S. Holder” is a U.S. Holder that so converts its IOAC ordinary shares into cash.

Except as described in the following paragraph and as described in the PFIC rules above, a Converting U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount of cash received on the conversion and such shareholder’s adjusted basis in the IOAC ordinary shares exchanged if the conversion completely terminates the Converting U.S. Holder’s interest in IOAC (taking into account certain constructive ownership rules). A U.S. Holder’s adjusted tax basis in its IOAC ordinary shares will generally be equal to the cost of such IOAC ordinary shares. A U.S. Holder who purchased IOAC ordinary shares in the IPO generally will have a tax basis in the IOAC ordinary shares that were part of the units equal to the portion of the purchase price of such units allocated to the IOAC ordinary shares (such allocation based on the relative fair market value of the IOAC ordinary shares and the Warrants at the time). This gain or loss will be long-term capital gain or loss if the holding period of such stock is more than one year at the time of the exchange. It is possible that because of the conversion rights associated with the IOAC ordinary shares, the holding period of such shares may not be considered to begin until the date of such conversion (and thus it is possible that long-term capital gain or loss treatment may not apply). The deductibility of capital losses is subject to limitations. Shareholders who hold different blocks of IOAC ordinary shares (generally, shares of IOAC purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Cash received upon conversion that does not completely terminate the Converting U.S. Holder’s interest will still give rise to capital gain or loss, if the conversion is either (i) “substantially disproportionate” or (ii) “not essentially equivalent to a dividend.” In determining whether the conversion is substantially disproportionate or not essentially equivalent to a dividend with respect to a Converting U.S. Holder, that Converting U.S. Holder is deemed to own not only shares actually owned, but also, in some cases, shares such holder may acquire pursuant to options (including shares that may be acquired pursuant to the Warrants) and shares owned by certain family members, certain estates and trusts of which the Converting U.S. Holder is a beneficiary and certain corporations and partnerships.

Generally, the conversion will be “substantially disproportionate” with respect to the Converting U.S. Holder if (i) the Converting U.S. Holder’s percentage ownership of the outstanding voting shares (including all classes that carry voting rights) of IOAC is reduced immediately after the conversion to less than 80% of the Converting U.S. Holder’s percentage interest (including constructive ownership) in such shares immediately before the conversion; (ii) the Converting U.S. Holder’s percentage ownership of the outstanding IOAC ordinary shares (both voting and nonvoting) immediately after the conversion is reduced to less than 80% of such percentage ownership (including constructive ownership) immediately before the conversion; and (iii) the Converting U.S. Holder owns (including constructive ownership), immediately after the conversion, less than 50% of the total combined voting power of all classes of shares of IOAC entitled to vote. Whether the conversion will be considered “not essentially equivalent to a dividend” with respect to a Converting U.S. Shareholder will depend upon the particular circumstances of that U.S. Holder. At a minimum, however, the conversion must result in a meaningful reduction in the Converting U.S. Holder’s actual or constructive percentage ownership of IOAC. If the shareholder’s relative interest in the corporation is minimal and the shareholder does not have meaningful control over the corporation, and taking into account the effect of Redemptions by other shareholders, its percentage ownership (including constructive ownership) is reduced as a result of the Redemption, such U.S. Holder should generally be regarded as having a meaningful reduction in its interest. For example, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences to it of any Redemption of its IOAC ordinary shares.

If none of the tests described above is satisfied and subject to the PFIC rules described above, the consideration paid to the Converting U.S. Holder will be treated as dividend income for U.S. federal income tax purposes to the extent of IOAC’s current or accumulated earnings and profits. Any distribution in excess of earnings and profits will reduce the Converting U.S. Holder’s basis in the IOAC ordinary shares (but not below zero) and any remaining excess will be treated as gain realized on the sale or other disposition of the IOAC ordinary shares. U.S. Holders of IOAC ordinary shares considering exercising their conversion rights should consult their own tax advisors as to whether the conversion will be treated as a sale or as a distribution under the Code.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR IOAC ORDINARY SHARES PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS.

Because the Domestication will occur immediately prior to the redemption of the U.S. Holders that exercise redemption rights, U.S. Holders exercising redemption rights will take into account the potential tax consequences of Section 367(b) of the Code as a result of the Domestication (discussed further above).

Non-U.S. Holders

Tax Consequences for Non-U.S. Holders of Owning and Disposing of Common Stock

Distributions on Common Stock

Distributions of cash or property to a Non-U.S. Holder in respect of New Zoomcar common stock or warrants received in the Domestication will constitute dividends for U.S. federal income tax purposes to the extent paid from IOAC’s current or accumulated earnings and profits, as determined under U.S. federal income tax law. If a distribution exceeds IOAC’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in New Zoomcar common stock or warrants. Any remaining excess will be treated and taxed as capital gain and will be treated as described below under “— Gain on Disposition of Common Stock.”

Dividends paid to a Non-U.S. Holder of New Zoomcar common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate, unless such Non-U.S. Holders is eligible for such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the Non-U.S. Holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of New Zoomcar common stock or warrants who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as described below, for dividends will be required (a) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if shares of New Zoomcar common stock are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury Regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A Non-U.S. Holder of New Zoomcar common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim or refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.

New Zoomcar will be obligated to withhold taxes in India at the time of (i) issuance of New Zoomcar common stock or warrants to Indian non-resident holders of Zoomcar securities as a part of Merger Consideration and Zoomcar India Merger Consideration and (ii) issuance of Earnout Shares to Indian non-resident Zoomcar stockholders on account of applicability of Indian indirect transfer provisions.

Gain on Disposition of Common Stock and Warrants

Subject to the description of backup withholding below, any gain realized by a Non-U.S. Holder on the taxable disposition of New Zoomcar common stock or warrants generally will not be subject to U.S. federal income tax unless:

●	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. Holder);
●	the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition (subject to certain exceptions), and certain other conditions are met; or
●	New Zoomcar is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the date of disposition or the Non-U.S. Holder’s holding period for such securities disposed of, and, generally, in the case where shares of New Zoomcar common stock are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or indirectly, more than 5% of such Shares, as applicable, at any time during the shorter of the five year period ending on the date of disposition or the Non-U.S. Holder’s holding period for the Shares disposed of. There can be no assurance that shares of New Zoomcar common stock will be treated as regularly traded on an established securities market for this purpose.

An individual Non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States, provided that the individual has timely filed U.S. federal income tax returns with respect to such losses. If a Non-U.S. Holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

IOAC does not believe it is and does not anticipate New Zoomcar becoming a “United States real property holding corporation” for U.S. federal income tax purposes. However, the determination as to whether New Zoomcar is or will become a “United States real property holding corporation” will not be made until a future tax year, and there can be no assurance that Merger will not become such a corporation in the future.

Tax Consequences to Non-U.S. Holders That Elect to Have Their IOAC ordinary shares Converted for Cash

This section is addressed to Non-U.S. Holders of IOAC ordinary shares that elect to have their IOAC ordinary shares converted for cash. For purposes of this section of this joint proxy statement/consent solicitation statement/prospectus, “conversion” of shares for cash means the process of exercising a holder’s right to redeem its shares for cash as further described in this joint proxy statement/consent solicitation statement/prospectus. For purposes of this description, a “Converting Non-U.S. Holder” is a Non-U.S. Holder that so converts its IOAC ordinary shares.

Except as otherwise described in this section, a Converting Non-U.S. Holder who elects to have its IOAC ordinary shares converted for cash will generally be treated in the same manner as a Converting U.S. Holder for U.S. federal income tax purposes. See the description above under “— U.S. Holders — Tax Consequences to U.S. Holders That Elect to Have Their IOAC ordinary shares Converted for Cash.”

A Converting Non-U.S. Holder will not be subject to U.S. federal income tax on any gain recognized as a result of the exchange unless:

●	such Converting Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which the Redemption takes place and certain other conditions are met; or
●	such Converting Non-U.S. Holder is engaged in a trade or business within the United States and any gain recognized in the exchange is treated as effectively connected with such trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a United States permanent establishment of such Non-U.S. Holder), in which case the Converting Non-U.S. Holder will generally be subject to the same treatment as a Converting U.S. Holder with respect to the exchange, and a Converting Non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a 30% rate (or lower rate as may be specified by an applicable income tax treaty).

With respect to any Redemption of IOAC ordinary shares for cash that is treated as a distribution rather than a sale, any amount treated as dividend income to a Converting Non-U.S. Holder will generally be subject to U.S. withholding tax at a rate of 30%, unless the Converting Non-U.S. Holder is entitled to a reduced rate of withholding under an applicable income tax treaty. However, dividends received by a Converting Non-U.S. Holder that are effectively connected with such holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, such dividends are attributable to a United States permanent establishment of the Converting Non-U.S. Holder), will be taxed as described above under “— U.S. Holders — Tax Consequences to U.S. Holders That Elect to Have Their IOAC ordinary shares Converted for Cash.” In addition, dividends received by a Converting Non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes that are effectively connected with the holder’s conduct of a U.S. trade or business may also be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Converting Non-U.S. Holders of IOAC ordinary shares considering exercising their redemption rights should consult their own tax advisors as to whether the redemption of their shares will be treated as a sale or as a distribution under the Code.

Information Reporting and Backup Withholding

IOAC must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of New Zoomcar common stock or warrants within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities (including New Zoomcar common stock) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which shares of New Zoomcar common stock are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of New Zoomcar common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners,” or (ii) provides certain information regarding the entity’s “substantial United States owners”, which will in turn be provided to the U.S. Department of Treasury. All holders should consult their tax advisors regarding the possible implications of FATCA on their ownership of New Zoomcar common stock.

Anticipated Accounting Treatment of the Merger

The Merger represents the reverse merger and will be accounted for as a reverse recapitalization in accordance with GAAP as Zoomcar has been determined to be the accounting acquirer, primarily due to the fact that Zoomcar stockholders will continue to control New Zoomcar. Under this method of accounting, while IOAC is the legal acquirer, it will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Merger will be treated as the equivalent of Zoomcar issuing stock for the net assets of IOAC, accompanied by a recapitalization. The net assets of Zoomcar will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be presented as those of Zoomcar in future reports of New Zoomcar.

Regulatory Matters

The Merger and the transactions contemplated by the Merger Agreement are not subject to any additional federal or state regulatory requirement or approval, (i) except for filings with the Cayman Islands and Delaware necessary to effectuate the Domestication, and (ii) the Merger and filings required of solicitation materials pursuant to Rule 14a-12 of the Exchange Act.

IOAC Appraisal Rights

Shareholders of IOAC do not have appraisal rights or dissenters’ rights in connection with the Merger or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Full Text of Resolution

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that IOAC’s entry into the Agreement and Plan of Merger and Reorganization, dated as of October 13, 2022, by and among IOAC, Zoomcar and the other parties thereto (in the form attached to the joint proxy statement/consent solicitation statement/prospectus as Annex A), and the transactions contemplated thereby be confirmed, ratified and approved in all respects.”

Vote Required for Approval

The approval of this Business Combination Proposal (and consequently, the transactions contemplated by the Merger Agreement, including the Merger) requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person (including virtually) or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as a vote cast at the Extraordinary General Meeting.

Failure to submit a proxy or to vote in person or virtually at the Extraordinary General Meeting, an abstention from voting or a broker non-vote will have no effect on the Business Combination Proposal.

The Business Combination is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the Merger Agreement. If the Business Combination Proposal is not approved, the other Proposals (except the Adjournment Proposal, as described below) will not be presented to the shareholders for a vote.

The Sponsor and IOAC’s directors and officers have agreed to vote the founder shares and any ordinary shares owned by them in favor of the Business Combination Proposal.

Recommendation of the IOAC Board of Directors

THE IOAC BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 4 — THE ORGANIZATIONAL DOCUMENTS PROPOSAL

Overview

As discussed in this joint proxy statement/consent solicitation statement/prospectus, if the Domestication Proposal and the Business Combination Proposal are approved, then IOAC is asking its shareholders to approve the Organizational Documents Proposal. Under the Merger Agreement, the approval of the Organizational Documents Proposal is also a condition to the consummation of the Business Combination. If, however, the Organizational Documents Proposal is approved but either the Domestication Proposal or the Business Combination Proposal is not approved, then neither the Domestication nor the Merger will be consummated.

If each of the other Required Proposals and the Organizational Documents Proposal are approved and the Business Combination is to be consummated, then the Proposed Charter and the Proposed Bylaws will be in the form set forth on Annex B and Annex C, respectively, and each of the matters contemplated by the Advisory Charter Proposals will be included in the Proposed Charter adopted by New Zoomcar. The approval or lack thereof of any of the Advisory Charter Proposals will not affect the effectiveness of the Organizational Documents Proposal if the Organizational Documents Proposals is approved by IOAC’s shareholders.

The Organizational Documents Proposal is composed of the following amendments to the Existing Organizational Documents:

●	Name Change. Change IOAC’s name to “Zoomcar Holdings, Inc.”;
●	Corporate Purpose. Change the purpose of IOAC to “any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware”;
●	Bylaws Amendment. Provide that any amendment to the bylaws will require the approval of either New Zoomcar’s board of directors or the holders of at least 66 2/3% of the voting power of New Zoomcar’s then-outstanding shares of capital stock entitled to vote generally in an election of directors, voting together as a single class; propose that shares of common stock of New Zoomcar held by holders of Zoomcar common stock and Zoomcar preferred stock as of immediately prior to the Merger, as well as the shares of New Zoomcar common stock issuable in respect of any Zoomcar Options, Zoomcar Warrants and Zoomcar RSUs outstanding as of immediately prior to the Merger (other than shares of New Zoomcar common stock held by persons entering into Lock-Up Agreements) will be subject to substantially similar restrictions to those contained in the Lock-Up Agreements pursuant to the Proposed Bylaws. The lock-up provisions of the Proposed Bylaws will not be binding on holders of IOAC stock who receive shares of New Zoomcar common stock in the transactions.
●	Charter Amendment. Provide that any amendment to certain provisions of the Proposed Charter will require the approval of the holders of at least 66 2/3% of the voting power of the New Zoomcar’s then-outstanding shares of capital stock entitled to vote generally in an election of directors, voting together as a single class;
●	Blank Check Company. Remove the provisions relating to IOAC’s status as a blank check company;
●	Business Opportunities. Remove the provisions under Section 49 (Business Opportunities) of the Existing Organizational Documents relating to the application of the doctrine of corporate opportunity; and
●	Action by Written Consent. Provide that, subject to the rights of any series of New Zoomcar’s preferred stock, no action will be taken by any holders of shares of New Zoomcar common stock, except at an annual or Extraordinary General Meeting of stockholders called in accordance with the bylaws, and no action will be taken by the stockholders by written consent.

All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

The Proposed Charter also provides for a classified board structure dividing directors into three classes with only one class of directors being elected in each year and each class serving a three-year term, which is consistent with the provisions contained in IOAC’s amended and restated memorandum and articles of association.

Reasons for the Organizational Documents Proposal

Each of the Proposed Charter and the Proposed Bylaws was negotiated as part of the Business Combination. The Board’s specific reasons for each of the Advisory Charter Proposals (each of which are included in the Proposed Charter) are set forth in the Section “The Advisory Charter Proposals.”

Full Text of Resolution

The full text of the resolution to be proposed is as follows:

“RESOLVED, as a special resolution, that the Existing Organizational Documents be amended and restated by their deletion and replacement in their entirety with the certificate of incorporation (the “Proposed Charter”) and bylaws of New Zoomcar (annexed to the prospectus/proxy statement as Annex B and Annex C, respectively), which be approved and adopted as the certificate of incorporation and bylaws, respectively, of New Zoomcar, effective upon the effectiveness of the Domestication.”

Vote Required for Approval

If the Domestication Proposal and the Business Combination Proposal are not approved, the Organizational Documents Proposal will not be presented at the Extraordinary General Meeting. The approval of this Organizational Documents Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares who, being present in person (including virtually) or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as a vote cast at the Extraordinary General Meeting.

Recommendation of the IOAC Board of Directors

THE IOAC BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE ORGANIZATIONAL DOCUMENTS PROPOSAL.

PROPOSAL NO. 5 — THE ADVISORY CHARTER PROPOSALS

As required by SEC guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions, IOAC is requesting that our shareholders vote upon, on a non-binding advisory basis, the Advisory Charter Proposals, which are separately being presented in accordance with SEC guidance and which will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by Delaware law or Cayman Islands law separate and apart from the Organizational Documents Proposal. However, the shareholder vote regarding each of the Advisory Charter Proposals is an advisory vote and is not binding on the Company or our Board (separate and apart from the approval of the Organizational Documents Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Proposals (separate and apart from approval of the Organizational Documents Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Advisory Charter Proposals, IOAC intends that the Proposed Charter will take effect upon the Domestication (assuming approval of the Organizational Documents Proposal).

The following table sets forth a summary of the principal changes proposed to be made between the Existing Organizational Documents and the Proposed Organizational Documents. This summary is qualified by reference to the complete text of the Proposed Organizational Documents, copies of which are attached to this joint proxy statement/consent solicitation statement/prospectus as Annex B and Annex C, respectively.

	Existing Organizational Documents	Proposed Organizational Documents
Authorized Shares (Proposal 5A)	Our Existing Organizational Documents authorized 221,000,000 shares, consisting of (a) 200,000,000 Class A ordinary, (b) 20,000,000 Class B ordinary shares and (c) 1,000,000 preference shares.	The Proposed Organizational documents authorize shares, consisting of shares of common stock, par value $0.0001 per share and shares of preferred stock.
Amendments (Proposal 5B)

Our Existing Organizational Documents provide that the provisions of the Existing Organizational Documents may be amended to change IOAC’s name, alter or add to the articles of association, alter or add to the memorandum with respect to any objects, power or other matters specified therein, and reduce IOAC’s share capital or any capital redemption reserve fund.

The Proposed Organizational Documents would provide that (i) any amendment to the Proposed Bylaws will require the approval of either the New Zoomcar Board or the holders of at least sixty-six and two-thirds percent (66 2∕3%) of the voting power of New Zoomcar’s then-outstanding shares of capital stock entitled to vote at a meeting of the stockholders; and (ii) any amendment to certain provisions of the Proposed Charter will require approval by the New Zoomcar Board and the holders of at least a majority of the voting power of all of the outstanding shares of the capital stock of the New Zoomcar entitled to vote thereon.

Forum Selection (Proposal 5C)	Our Existing Organizational Documents do not contain an exclusive forum provision.

The Proposed Charter will provide that, unless New Zoomcar consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of New Zoomcar, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other

	Existing Organizational Documents	Proposed Organizational Documents

employee of New Zoomcar to New Zoomcar or New Zoomcar’s stockholders, (iii) any action asserting a claim against New Zoomcar, its directors, officers or employees arising pursuant to any provision of the DGCL or the Amended Charter or the Amended Bylaws of New Zoomcar, or (iv) any action asserting a claim against New Zoomcar, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. However, the foregoing will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) unless New Zoomcar consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Removal of Blank Check Company Provisions (Proposal 5D)	Our Existing Organizational Documents contain various provisions applicable only to blank check companies.	The Proposed Organizational Documents will not include these provisions applicable only to blank check companies.

Reasons for the Advisory Charter Proposals

Authorized Shares (Proposal 5A)

Our Existing Organizational Documents authorized 221,000,000 shares, consisting of (a) 200,000,000 Class A ordinary shares (b) 20,000,000 Class B ordinary shares and (c) 1,000,000 preference shares. Proposal 5A authorizes capital stock of            shares, consisting of (a)            shares of common stock and (b)            shares of preferred stock. The shares would be issuable as consideration for the Business Combination and the other transactions contemplated in this joint proxy statement/consent solicitation statement/prospectus, and for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans.

Our board of directors believes that this capital structure is appropriate for a newly public company such as New Zoomcar.

Amendments to the Organizational Documents (Proposal 5B)

The Existing Organizational Documents provide that certain amendments may only be made pursuant to a special resolution under Cayman Islands law, which would require the affirmative vote of the holders of at least two-thirds of the ordinary shares who, being present and entitled to vote on the amendment, vote on such amendment, including amendments to (i) change IOAC’s name, (ii) alter or add to the articles of association, (iii) alter or add to the memorandum of association with respect to any objects, power or other matters specified therein, and (iv) reduce IOAC’s share capital or any capital redemption reserve fund.

Requiring the approval by affirmative vote of holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of New Zoomcar’s then-outstanding shares of capital stock entitled to vote generally at an election of directors to make any amendment to the Proposed Bylaws not approved by New Zoomcar’s board of directors is intended to protect key provisions of the Proposed Bylaws from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.

Forum Selection (Proposal 5C)

Our Existing Organizational Documents do not contain an exclusive forum provision. Proposal 5C is intended to assist IOAC in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise, and should promote efficiency and cost-savings in the resolutions of such claims. We believe that the Delaware courts are best suited to address disputes involving such matters given that IOAC intends to incorporate in Delaware (pending approval of the Domestication Proposal discussed above), Delaware law generally applies to such matters, and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes to accelerate the timeline of legal decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides shareholders and IOAC with more predictability regarding the outcome of intra-corporate disputes.

In addition, this proposal is intended to promote judicial fairness and avoid conflicting results, as well as make IOAC’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery. At the same time, we believe that IOAC should retain the ability to consent to an alternative forum on a case-by-case basis where IOAC determines that its interests and those of its shareholders are best served by permitting such a dispute to proceed in a forum other than in Delaware.

The foregoing exclusive forum provision shall not apply to any claim arising under federal securities laws, including the Securities Act as to which the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, our Proposed Charter provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Removal of Blank Check Company Provisions (Proposal 5D)

Our Existing Organizational Documents contain various provisions applicable only to blank check companies. Proposal 4D eliminates certain provisions related to our status as a blank check company. For example, these proposed amendments remove the requirement to dissolve IOAC and allow it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations, and we believe it is the most appropriate period for IOAC following the Business Combination. In addition, certain other provisions in our Existing Organizational Documents require that proceeds from IOAC’s initial public offering be held in the Trust Account until a business combination or liquidation of merger has occurred. These provisions cease to apply once the Business Combination is consummated. The Proposed Organizational Documents do not include limitations on redemptions in connection with an initial business combination due to any net tangible asset threshold, in a similar manner to the amendments set forth in the NTA Proposal.

Anti-Takeover Provisions of Delaware Law

The Proposed Organizational Documents will contain, and the DGCL contains, provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire IOAC. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of IOAC by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by shareholders. See “Description of New Zoomcar Securities — Anti-Takeover Provisions of Delaware Law” for more information.

Full Text of Resolution

The full text of the resolutions to be proposed are as follows:

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, authorize capital stock of           shares, consisting of           shares of common stock, par value $0.0001 per share (“common stock”), and           shares of preferred stock.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to provide that any amendment to the Proposed Bylaws will require the approval of either the New Zoomcar’s board of directors or the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of New Zoomcar’s then-outstanding shares of capital stock entitled to vote generally in an election of directors, voting together as a single class.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on behalf of New Zoomcar (other than derivative actions brought to enforce any duty or liability created by the Securities Exchange Act of 1934 or the rules and regulations promulgated thereunder), (ii) any action asserting a claim of breach of, or based on, a fiduciary duty owed by any current or former director, officer or other employee of New Zoomcar to New Zoomcar or New Zoomcar’s stockholders, (iii) any action asserting a claim against New Zoomcar or any current or former director, officer, or other employee or stockholder of New Zoomcar arising pursuant to any provision of the General Corporation Law of the State of Delaware or the Proposed Charter or the Proposed Bylaws, or (iv) any action asserting a claim against New Zoomcar governed by the internal affairs doctrine, subject to certain exceptions set forth in the Proposed Charter.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to eliminate various provisions in the Existing Organizational Documents applicable only to blank check companies.”

Vote Required for Approval

The approval of each of the Advisory Charter Proposals, each of which is a non-binding advisory vote, requires an ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person (including virtually) or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as a vote cast at the Extraordinary General Meeting. As discussed above, the Advisory Charter Proposals are advisory votes and therefore are not binding on IOAC or our Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Proposals (separate and apart from approval of the Organizational Documents Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Advisory Charter Proposals, IOAC intends that the Proposed Charter will take effect upon the Closing (assuming approval of the Organizational Documents Proposal).

Recommendation of the IOAC Board of Directors

THE IOAC BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE ADVISORY CHARTER PROPOSALS.

PROPOSAL NO. 6 — THE NASDAQ PROPOSAL

Prior to and in connection with the Business Combination, we intend to effect the issuance of 62,022,452 shares of New Zoomcar common stock in connection with (a) the Merger, and (b) the Ananda Trust Subscription Agreement.

Why IOAC Needs Shareholder Approval

We are seeking shareholder approval in order to comply with Nasdaq Listing Rules 5635(a), (b) and (d).

Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock) or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. IOAC will issue shares representing 20% or more of the number of outstanding ordinary shares of IOAC prior to the issuance, or 20% or more of its voting power prior to the issuance, pursuant to the Merger Agreement and the Ananda Trust Subscription Agreement.

Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant.

Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of: (i) the Nasdaq official closing price immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq official closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Full Text of Resolution

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable Nasdaq listing rules, (a) the issuance of shares of common stock in connection with the Merger pursuant to the terms of the Merger Agreement, and (b) the issuance of shares of common stock of New Zoomcar to the Ananda Trust pursuant to the Ananda Trust Subscription Agreement, be confirmed, ratified and approved in all respects.”

Vote Required for Approval

If any of the Domestication Proposal, the Business Combination Proposal or the Organizational Documents Proposal is not approved, the Nasdaq Proposal will not be presented at the Extraordinary General Meeting. The approval of this Nasdaq Proposal requires an ordinary resolution under Cayman Islands law, being the majority of the of the holders of the ordinary shares who, being present (or represented by proxy) and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as a vote cast at the Extraordinary General Meeting.

Failure to submit a proxy or to vote in person at the Extraordinary General Meeting, an abstention from voting or a broker non-vote will have no effect on the Nasdaq Proposal.

The Business Combination is conditioned upon the approval of the Nasdaq Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Nasdaq Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Nasdaq Proposal will not be effected.

The Sponsor and has agreed to vote the any ordinary shares owned by it in favor of the Nasdaq Proposal. See “Proposal No. 3. — The Business Combination Proposal — The Merger Agreement — Related Agreements — Sponsor Support Agreement” for more information.

Recommendation of the IOAC Board of Directors

THE IOAC BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE NASDAQ PROPOSAL.

PROPOSAL NO. 7 — THE INCENTIVE PLAN PROPOSAL

Overview

At the Extraordinary General Meeting, IOAC’s shareholders will be asked to consider and vote upon a proposal to approve and adopt the Zoomcar Holdings, Inc. 2023 Equity Incentive Plan, which is referred to herein as the “Incentive Plan,” a copy of which is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex E (such proposal, the “Incentive Plan Proposal”).

The IOAC Board intends to adopt the Incentive Plan, subject to approval by IOAC’s shareholders.

If the Incentive Plan is approved by IOAC shareholders, then the Incentive Plan will be effective upon the consummation of the Business Combination and no additional stock awards will be granted under the Zoomcar, Inc. 2012 Equity Incentive Plan (the “Zoomcar Equity Plan”) as in effect immediately prior to the consummation of the Business Combination. All outstanding Zoomcar Options granted under the Zoomcar Equity Plan as in effect immediately prior to the consummation of the Business Combination shall be assumed by New Zoomcar and converted into an option for New Zoomcar Common Shares. The assumed Zoomcar Options will continue to be subject to the terms and conditions as set forth in the agreements evidencing such stock awards and the terms of the Zoomcar Equity Plan upon the assumption and conversion of such awards pursuant to the Merger Agreement.

If the Incentive Plan is not approved by IOAC shareholders, it will not become effective and no awards will be granted thereunder.

Summary of Material Terms of the Incentive Plan

The following is a summary of the material features of the Incentive Plan. This summary is qualified in its entirety by the full text of the Incentive Plan, a copy of which is included as Annex E to this joint proxy statement/consent solicitation statement/prospectus.

Purpose

The purpose of the Incentive Plan is to enhance the ability of New Zoomcar to attract, retain and motivate persons who make (or are expected to make) important contributions by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Equity awards and equity-linked compensatory opportunities are intended to motivate high levels of performance and align the interests of directors, employees, and consultants with those of stockholders by giving directors, employees and providing a means of recognizing their contributions to New Zoomcar’s success. The IOAC Board believes that equity awards are necessary to remain competitive in its industry and are essential to recruiting and retaining the highly qualified employees who help us meet our goals.

Eligibility

Persons eligible to participate in the Incentive Plan will be officers, employees, non-employee directors, and consultants of New Zoomcar and its subsidiaries as selected from time to time by the plan administrator in its discretion, including prospective officers, employees, non-employee directors and consultants. Any awards granted to such a prospect before the individual’s start date may not become vested or exercisable, and no shares may be issued to such individual, before the date the individual first commences performance of services with New Zoomcar. As of the date of this joint proxy statement/consent solicitation statement/prospectus, approximately          individuals will be eligible to participate in the Incentive Plan, which includes approximately          officers,          employees who are not officers,          non-employee directors, and         consultants.

Administration

The Incentive Plan will be administered by the compensation committee of the New Zoomcar Board, the New Zoomcar Board, or such other similar committee pursuant to the terms of the Incentive Plan. The plan administrator, which initially will be the compensation committee of the New Zoomcar Board, will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Incentive Plan. The plan administrator may delegate to one or more officers of New Zoomcar, the authority to grant awards to individuals who are not subject to the reporting and other provisions of Section 16 of the Exchange Act.

Share Reserve

The number of New Zoomcar Common Shares that may be issued under the Incentive Plan is equal to 12% of the aggregate number of New Zoomcar Common Shares issued and outstanding immediately after the Business Combination (after giving effect to the Redemption). All of the shares initially available under the Incentive Plan may be issued upon the exercise of incentive stock options.

The number of shares available for issuance under the Incentive Plan also will include an automatic annual increase, or the evergreen feature, on the first day of each calendar year, beginning January 1, 2024 and ceasing as described below, equal to the lesser of:

●	a number of New Zoomcar Common Shares equal to 3% of the aggregate number of New Zoomcar Common Shares issued and outstanding as of December 31 of the immediately preceding calendar year; or
●	such number of New Zoomcar Common Shares as the plan administrator may determine.

Shares issuable under the Incentive Plan may be authorized, but unissued, or reacquired Zoomcar Common Shares.

Shares underlying any awards under the Incentive Plan that are forfeited, cancelled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding satisfied without the issuance of stock or otherwise terminated (other than by exercise) will be added back to the shares available for issuance under the Incentive Plan and, to the extent permitted under Section 422 of the Code and the regulations promulgated thereunder, the shares that may be issued as incentive stock options.

Annual Limitation on Awards to Non-Employee Directors

The Incentive Plan contains a limitation whereby the value of all awards under the Incentive Plan and all other cash compensation paid by New Zoomcar to any non-employee director may not exceed $750,000 for the first calendar year a non-employee director is initially appointed to the New Zoomcar Board, and $500,000 in any other calendar year.

Types of Awards

The Incentive Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and other-stock based awards (collectively, “awards”). Unless otherwise set forth in an individual award agreement, each award shall vest over a four (4) year period, with one-quarter (1/4) of the award vesting on the first annual anniversary of the date of grant, with the remainder of the award vesting monthly thereafter.

Stock Options. The Incentive Plan permits the granting of both options to purchase New Zoomcar Common Shares intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. Options granted under the Incentive Plan will be nonqualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of New Zoomcar and its subsidiaries. Nonqualified options may be granted to any persons eligible to receive awards under the Incentive Plan.

The exercise price of each option will be determined by the plan administrator. The exercise price for an incentive stock option may not be less than 100% of the fair market value of the common stock of New Zoomcar on the date of grant or, in the case of an incentive stock option granted to a 10% stockholder, 110% of such share’s fair market value. The term of each option will be fixed by the plan administrator and may not exceed ten (10) years from the date of grant (or five years for an incentive stock option granted to a 10% stockholder). The plan administrator will determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options.

Upon exercise of any option, the exercise price must be paid in full either in cash, check or, with approval of the plan administrator, by delivery (or attestation to the ownership) of New Zoomcar Common Shares that are beneficially owned by the optionee free of restrictions or were purchased in the open market. Subject to applicable law and approval of the plan administrator, the exercise price may also be made by means of a broker-assisted cashless exercise. In addition, the plan administrator may permit nonqualified options to be exercised using a “net exercise” arrangement that reduces the number of shares issued to the optionee by the largest whole number of shares with fair market value that does not exceed the aggregate exercise price.

Stock Appreciation Rights. The plan administrator may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to New Zoomcar Common Shares, or cash, equal to the value of the appreciation in New Zoomcar’s stock price over the exercise price, as set by the plan administrator. The term of each stock appreciation right will be fixed by the plan administrator and may not exceed ten years from the date of grant. The plan administrator will determine at what time or times each stock appreciation right may be exercised, including the ability to accelerate the vesting of such stock appreciation rights.

Restricted Stock. A restricted stock award is an award of New Zoomcar Common Shares that vests in accordance with the terms and conditions established by the plan administrator. The plan administrator will determine the persons to whom grants of restricted stock awards are made, the number of restricted shares to be awarded, the price (if any) to be paid for the restricted shares, the time or times within which awards of restricted stock may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of restricted stock awards. Unless otherwise provided in the applicable award agreement, a participant generally will have the rights and privileges of a stockholder as to such restricted shares, including without limitation the right to vote such restricted shares and the right to receive dividends, if applicable.

Restricted Stock Units. Restricted stock units are the right to receive New Zoomcar Common Shares at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the plan administrator. Restrictions or conditions could include, but are not limited to, the attainment of performance goals, continuous service with New Zoomcar or its subsidiaries, the passage of time or other restrictions or conditions. The plan administrator determines the persons to whom grants of restricted stock units are made, the number of restricted stock units to be awarded, the time or times within which awards of restricted stock units may be subject to forfeiture, the vesting schedule, and rights to acceleration thereof, and all other terms and conditions of the restricted stock unit awards. The value of the restricted stock units may be paid in New Zoomcar Common Shares, cash, other securities, other property, or a combination of the foregoing, as determined by the plan administrator.

The holders of restricted stock units will have no voting rights. Prior to settlement or forfeiture, restricted stock units awarded under the Incentive Plan may, at the plan administrator’s discretion, provide for a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all dividends paid on one share of New Zoomcar common stock while each restricted stock unit is outstanding. Dividend equivalents may be converted into additional restricted stock units. Settlement of dividend equivalents may be made in the form of cash, New Zoomcar Common Shares, other securities, other property, or a combination of the foregoing. Prior to distribution, any dividend equivalents shall be subject to the same conditions and restrictions as the restricted stock units to which they are payable.

Other Stock-Based Awards. Other stock-based awards may be granted either alone, in addition to, or in tandem with, other awards granted under the Incentive Plan and/or cash awards made outside of the Incentive Plan. The plan administrator shall have authority to determine the persons to whom and the time or times at which other stock-based awards will be made, the amount of such other stock-based awards, and all other conditions, including any dividend and/or voting rights.

Prohibition on Repricing

Except for an adjustment pursuant to the terms of the Incentive Plan or a repricing approved by shareholders, in no case may the plan administrator (i) amend an outstanding stock option or stock appreciation right to reduce the exercise price of the award, (ii) cancel, exchange, or surrender an outstanding stock option or stock appreciation right in exchange for cash or other awards for the purpose of repricing the award, or (iii) cancel, exchange, or surrender an outstanding stock option or stock appreciation right in exchange for an option or stock appreciation right with an exercise price that is less than the exercise price of the original award.

Tax Withholding

Participants in the Incentive Plan are responsible for the payment of any federal, state, or local taxes that New Zoomcar or its subsidiaries are required by law to withhold upon the exercise of options or stock appreciation rights or vesting of other awards. The plan administrator may cause any tax withholding obligation of New Zoomcar or its subsidiaries to be satisfied, in whole or in part, by the applicable entity withholding from New Zoomcar Common Shares to be issued pursuant to an award a number of shares with an aggregate fair market value that would satisfy the withholding amount due. The plan administrator may also require any tax withholding obligation of New Zoomcar or its subsidiaries to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares issued pursuant to any award are immediately sold and proceeds from such sale are remitted to New Zoomcar or its subsidiaries in an amount that would satisfy the withholding amount due.

Equitable Adjustments

In the event of a merger, consolidation, recapitalization, stock split, reverse stock split, reorganization, split-up, spin-off, combination, repurchase or other change in corporate structure affecting New Zoomcar Common Shares, the maximum number and kind of shares reserved for issuance or with respect to which awards may be granted under the Incentive Plan will be adjusted to reflect such event, and the plan administrator will make such adjustments as it deems appropriate and equitable in the number, kind, and exercise price of New Zoomcar Common Shares covered by outstanding awards made under the Incentive Plan.

Change in Control

In the event of any proposed change in control (as defined in the Incentive Plan), the plan administrator will take any action as it deems appropriate, which action may include, without limitation, the following: (i) the continuation of any award, if New Zoomcar is the surviving corporation; (ii) the assumption of any award by the surviving corporation or its parent or subsidiary; (iii) the substitution by the surviving corporation or its parent or subsidiary of equivalent awards; (iv) accelerated vesting of the award, with all performance objectives and other vesting criteria deemed achieved at targeted levels, and a limited period during which to exercise the award prior to closing of the change in control, or (v) settlement of any award for the change in control price (less, to the extent applicable, the per share exercise price). Unless determined otherwise by the plan administrator, in the event that the successor corporation refuses to assume or substitute for the award, a participant shall fully vest in and have the right to exercise the award as to all of the New Zoomcar Common Shares, including those as to which it would not otherwise be vested or exercisable, all applicable restrictions will lapse, and all performance objectives and other vesting criteria will be deemed achieved at targeted levels.

Transferability of Awards

Unless determined otherwise by the plan administrator, an award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner, except to a participant’s estate or legal representative, and may be exercised, during the lifetime of the participant, only by the participant. If the plan administrator makes an award transferable, such award will contain such additional terms and conditions as the plan administrator deems appropriate.

Term

The Incentive Plan will become effective when adopted by the IOAC Board and, unless terminated earlier, the Incentive Plan will continue in effect for a term of ten (10) years.

Amendment and Termination

The New Zoomcar Board may amend or terminate the Incentive Plan at any time. Any such termination will not affect outstanding awards. No amendment, alteration, suspension, or termination of the Incentive Plan will materially impair the rights of any participant, unless mutually agreed otherwise between the participant and New Zoomcar. Approval of the stockholders shall be required for any amendment, where required by applicable law, as well as (i) to increase the number of shares available for issuance under the Incentive Plan and (ii) to change the persons or class of persons eligible to receive awards under the Incentive Plan.

Form S-8

Following the consummation of the Business Combination, when permitted by SEC rules, New Zoomcar intends to file with the SEC a registration statement on Form S-8 covering the New Zoomcar Common Shares issuable under the Incentive Plan.

Material United States Federal Income Tax Considerations

The following is a general summary under current law of the material U.S. federal income tax considerations related to awards and certain transactions under the Incentive Plan, based upon the current provisions of the Code and regulations promulgated thereunder. This summary deals with the general federal income tax principles that apply and is provided only for general information. It does not describe all federal tax consequences under the Incentive Plan, nor does it describe state, local, or foreign income tax consequences or federal employment tax consequences. The rules governing the tax treatment of such awards are quite technical, so the following discussion of tax consequences is necessarily general in nature and is not complete. In addition, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

The Incentive Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended. New Zoomcar’s ability to realize the benefit of any tax deductions described below depends on New Zoomcar’s generation of taxable income as well as the requirement of reasonableness and the satisfaction of New Zoomcar’s tax reporting obligations.

Incentive Stock Options. No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If New Zoomcar Common Shares issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then generally (i) upon sale of such shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) neither New Zoomcar nor its subsidiaries will be entitled to any deduction for federal income tax purposes; provided that such incentive stock option otherwise meets all of the technical requirements of an incentive stock option. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If New Zoomcar Common Shares acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the New Zoomcar Common Shares at exercise (or, if less, the amount realized on a sale of such New Zoomcar Common Shares) over the option exercise price thereof, and (ii) New Zoomcar or its subsidiaries will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering New Zoomcar Common Shares.

If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a nonqualified option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Nonqualified Options. No income is generally realized by the optionee at the time a nonqualified option is granted. Generally, (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the New Zoomcar Common Shares on the date of exercise, and New Zoomcar or its subsidiaries receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the New Zoomcar Common Shares have been held. Special rules will apply where all or a portion of the exercise price of the nonqualified option is paid by tendering New Zoomcar Common Shares. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, and Other Stock-Based Awards. The current federal income tax consequences of other awards authorized under the Incentive Plan generally follow certain basic patterns: (i) stock appreciation rights are taxed and deductible in substantially the same manner as nonqualified options; (ii) nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Section 83(b) election); and (iii) restricted stock units, dividend equivalents and other stock or cash based awards are generally subject to tax at the time of payment. New Zoomcar or its subsidiaries generally should be entitled to a federal income tax deduction in an amount equal to the ordinary income recognized by the participant at the time the participant recognizes such income.

The participant’s basis for the determination of gain or loss upon the subsequent disposition of New Zoomcar Common Shares acquired from a stock appreciation right, restricted stock, restricted stock unit, or other stock-based award will be the amount paid for such shares plus any ordinary income recognized when the shares were originally delivered, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.

Parachute Payments. The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a sale event) may cause all or a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to either New Zoomcar or its subsidiaries, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Section 409A. The foregoing description assumes that Section 409A of the Code does not apply to an award under the Incentive Plan. In general, stock options and stock appreciation rights are exempt from Section 409A if the exercise price per share is at least equal to the fair market value per share of the underlying stock at the time the option or stock appreciation right was granted. Restricted stock awards are not generally subject to Section 409A. Restricted stock units are subject to Section 409A unless they are settled within two and one-half months after the end of the later of (1) the end of New Zoomcar’s fiscal year in which vesting occurs or (2) the end of the calendar year in which vesting occurs. If an award is subject to Section 409A and the provisions for the exercise or settlement of that award do not comply with Section 409A, then the participant would be required to recognize ordinary income whenever a portion of the award vested (regardless of whether it had been exercised or settled). This amount would also be subject to a 20% U.S. federal tax and premium interest in addition to the U.S. federal income tax at the participant’s usual marginal rate for ordinary income.

New Plan Benefits

No awards have been previously granted under the Incentive Plan and no awards have been granted that are contingent on stockholder approval of the Incentive Plan. The awards that are to be granted to any participant or group of participants are indeterminable at the date of this joint proxy statement/consent solicitation statement/prospectus because participation and the types of awards that may be granted under the Incentive Plan are subject to the discretion of the plan administrator. Consequently, no new plan benefits table is included in this joint proxy statement/consent solicitation statement/prospectus.

Interests of IOAC’s Directors and Officers in the Incentive Plan Proposal

When you consider the recommendation of the IOAC Board in favor of approval of the Incentive Plan, you should keep in mind that certain of IOAC’s directors and officers have interests in the Incentive Plan that are different from, or in addition to, your interests as a shareholder or warrant holder, including, among other things, the potential future issuance of awards to the directors of New Zoomcar. See the section titled “Risk Factors” and “Proposal No. 3 — The Business Combination Proposal — Interests of IOAC’s Sponsor, Directors and Officers in the Business Combination” in the joint proxy statement/consent solicitation statement/prospectus for a further discussion.

Full Text of Resolution

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that the Zoomcar Holdings, Inc. 2023 Equity Incentive Plan, a copy of which is appended to the proxy statement/prospectus in respect of the Special Meeting as Annex E be approved and adopted in all respects.”

Vote Required for Approval

The approval of the Incentive Plan Proposal will require an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person (including virtually) or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting.

The Business Combination is conditioned upon the approval of the Incentive Plan Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Incentive Plan Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Incentive Plan Proposal will not be effected.

The Sponsor has agreed to vote any ordinary shares owned by it in favor of the Incentive Plan Proposal.

Recommendation of the IOAC Board of Directors

THE IOAC BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 8 — THE DIRECTOR PROPOSAL

The IOAC Board is currently divided into three classes with only one class of directors being elected in each year and each class serving a three-year term.

If the Organizational Documents Proposal is approved, the Proposed Charter will keep the classification of our Board and the New Zoomcar Board will consist of three classes of directors, with only one class of directors being elected in each year at the annual meeting of stockholders commencing in 2024, and each class (except for those directors appointed prior to the first annual meeting of stockholders) serving a three-year term whose term will continue to the first annual meeting of stockholders following the date of the Closing.

The IOAC Board has nominated Uri Levine and David Ishag to serve as Class I directors, whose terms expire at the annual meeting of stockholders to be held in 2024 or until each such director’s successor has been duly elected and qualified, or until each such director’s earlier death, resignation, retirement or removal. The IOAC Board has nominated Mohan Ananda and Madan Menon to serve as Class II directors, whose terms expire at the annual meeting of stockholders to be held in 2025 or until each such director’s successor has been duly elected and qualified, or until each such director’s earlier death, resignation, retirement or removal. The IOAC Board of directors has nominated Greg Moran, Graham Gullans and Evelyn D’An to serve as Class III directors whose terms expire at the annual meeting of stockholders to be held in 2026 or until each such director’s successor has been duly elected and qualified, or until each such director’s earlier death, resignation, retirement or removal.

For information about the nominees to the New Zoomcar Board, see “Management of New Zoomcar Following the Business Combination.”

Full Text of Resolution

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that the removal of Mohan Ananda, Madan Menon, Fernando Garibay, Nisheet Gupta and Valarie Sheppard and the appointment of Uri Levine and David Ishag to serve as Class I directors whose terms expire at the annual meeting of stockholders to be held in 2024 or until each such director’s successor has been duly elected and qualified, or until each such director’s earlier death, resignation, retirement or removal, Mohan Ananda and Madan Menon to serve as Class II directors whose terms expire at the annual meeting of stockholders to be held in 2025 or until each such director’s successor has been duly elected and qualified, or until each such director’s earlier death, resignation, retirement or removal, and Greg Moran, Graham Gullans and Evelyn D’An to serve as Class III directors whose terms expire at the annual meeting of stockholders to be held in 2026 or until each such director’s successor has been duly elected and qualified, or until each such director’s earlier death, resignation, retirement or removal, be authorized, approved and confirmed in all respects.”

Vote Required for Approval

If the Business Combination Proposal is not approved, the Director Proposal will not be presented at the Extraordinary General Meeting. The approval of this Director Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person (including virtually) or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as a vote cast at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as a vote cast at the Extraordinary General Meeting.

Failure to submit a proxy or to vote in person at the Extraordinary General Meeting, an abstention from voting or a broker non-vote will have no effect on the Director Proposal.

The Business Combination is conditioned upon the approval of the Director Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Director Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Director Proposal will not be effected.

The Sponsor has agreed to vote any ordinary shares owned by it in favor of the Director Proposal.

Recommendation of the IOAC Board of Directors

THE IOAC BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE DIRECTOR PROPOSAL.

PROPOSAL NO. 9 — THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow IOAC’s board of directors to adjourn the Extraordinary General Meeting to a later date or dates, if necessary or desirable, at the determination of the IOAC Board. In no event will IOAC’s board of directors adjourn the Extraordinary General Meeting or consummate the Business Combination beyond the date by which it may properly do so under our Existing Organizational Documents and Cayman Islands law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by IOAC’s shareholders, IOAC’s board of directors may not be able to adjourn the Extraordinary General Meeting to a later date in the event that there are insufficient votes for the approval of the Domestication Proposal, the Business Combination Proposal, the Organizational Documents Proposal, the Nasdaq Proposal, the Incentive Plan Proposal or the Director Proposal. If we do not consummate the Business Combination and fail to complete an initial business combination by July 29, 2023 (subject to the requirements of law), we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public shareholders.

Full Text of Resolution

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting, if necessary or desirable, at the determination of the IOAC Board be confirmed, ratified and approved in all respects.”

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person (including virtually) or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as a vote cast at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as a vote cast at the Extraordinary General Meeting.

Failure to submit a proxy or to vote in person at the Extraordinary General Meeting, an abstention from voting or a broker non-vote will have no effect on the Adjournment Proposal. The Business Combination is not conditioned upon the approval of the Adjournment Proposal.

Recommendation of the IOAC Board of Directors

THE IOAC BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of IOAC and Zoomcar adjusted to give effect to the Business Combination and related transactions, including assumed redemptions of public shares subsequent to the redemption of public shares on January 19, 2023, impact of exchange existing sponsor shares of IOAC and existing common and preferred stock of Zoomcar, as well as common stock and warrants related to the Zoomcar 2023 Private Financing Transactions into shares of New Zoomcar, reclassification of Zoomcar warrant liability from liability to equity treatment, promissory note to and related subscription agreement by Ananda Trust, effect of recording incremental transaction costs and repayment of the same as well as existing liabilities of IOAC at the close of Business Combination, as well as pro-forma impact of removing interest on the funds invested in the Trust Account. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The historical financial information of IOAC was derived from the audited financial statements as of December 31, 2022, as well as the unaudited financial statements as of March 31, 2023, included elsewhere in this joint proxy statement/consent solicitation statement/prospectus. The historical financial information of Zoomcar was derived from the audited financial statements of Zoomcar as of March 31, 2023, included elsewhere in this joint proxy statement/consent solicitation statement/prospectus. This information should be read together with IOAC’s and Zoomcar’s financial statements and related notes, the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of IOAC,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Zoomcar” and other financial information included elsewhere in this joint proxy statement/consent solicitation statement/prospectus.

The Business Combination will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, IOAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Zoomcar issuing stock for the net assets of IOAC, accompanied by a recapitalization. The net assets of IOAC will be stated at historical cost, with no goodwill or other intangible assets recorded. There will be no accounting effect or change in the carrying amount of the assets and liabilities as a result of the Domestication of IOAC.

Zoomcar has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances with regard to New Zoomcar immediately after the Closing, applicable to the no redemptions and maximum redemptions scenarios:

●	Zoomcar’s stockholders will have the largest voting interest in the post-combination company under the two considered scenarios, including no redemptions and maximum redemptions scenarios;
●	Zoomcar will appoint the majority of the New Zoomcar board of directors (effective upon the Business Combination, the New Zoomcar Board will consist of seven (7) directors, a majority of which will be independent under Nasdaq requirements, including two (2) directors designated by IOAC prior to the Closing, who shall qualify as independent directors under Nasdaq requirements, three (3) directors designated by Zoomcar prior to the Closing, and two (2) directors designated by Zoomcar prior to the Closing who shall qualify as independent directors under Nasdaq requirements, such designees to be reasonably acceptable to the IOAC);
●	The executive officers of Zoomcar will become the initial executive officers of New Zoomcar after the Business Combination;
●	Zoomcar is the larger entity, in terms of substantive operations and employee base;
●	Zoomcar will comprise the ongoing operations of the combined entity; and
●	The combined entity will continue under the name of Zoomcar.

The unaudited pro forma condensed combined balance sheet as of March 31, 2023, assumes that the Business Combination occurred on March 31, 2023. The unaudited pro forma condensed combined statements of operations for the year ended March 31, 2023, gives pro forma effect to the Business Combination as if it had occurred on April 1, 2022. IOAC and Zoomcar have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would have been obtained had the Business Combination actually been completed on the assumed dates or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

I.     The Business Combination

On October 13, 2022, IOAC entered into the Merger Agreement with Zoomcar, Merger Sub, and Greg Moran, in his capacity as Seller Representative.

On January 19, 2023, IOAC’s shareholders approved the Extension Amendment, extending the date by which IOAC must consummate its initial business combination from January 29, 2023 to July 29, 2023 (or such earlier date as determined by the IOAC Board). If IOAC does not consummate a business combination by July 29, 2023 (and there is no further amendment to IOAC’s Existing Organizational Documents adopted, following approval by IOAC’s shareholders, to extend the time period for IOAC to consummate an initial business combination beyond such date), IOAC will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the public shares, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the IOAC Board, dissolve and liquidate.

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) prior to the Closing, IOAC will complete the Domestication and (ii) at the Closing of the Business Combination, and following the Domestication, the Merger will occur, with Zoomcar continuing as the surviving entity and wholly-owned subsidiary of IOAC, with each Zoomcar stockholder receiving shares of IOAC common stock at the Closing (as further described below). Concurrent with the signing of the Merger Agreement, Ananda Trust, an affiliate of the Sponsor, completed the Ananda Trust Investment, in exchange for the Ananda Trust Note. At the Closing, Zoomcar’s repayment obligations under the Ananda Trust Note will be offset against Ananda Trust’s payment obligations under the Ananda Trust Subscription Agreement and Ananda Trust will receive newly issued shares of New Zoomcar common stock in accordance with the terms of the Subscription Agreement.

Additionally, in accordance with the terms of the Merger Agreement, between March and May 2023, Zoomcar consummated closings of transactions qualifying as “Private Financing Transactions” under the Merger Agreement (collectively, the “Zoomcar 2023 Private Financing Transactions”), involving the issuance by Zoomcar of securities consisting of Zoomcar Convertible Notes in an aggregate principal amount of approximately $16.77 million and Zoomcar Warrants. The Zoomcar Convertible Notes issued in the Zoomcar 2023 Private Financing Transactions will, pursuant to their terms, convert automatically (at a discount) into shares of Zoomcar common stock prior to the consummation of the Business Combination; the Zoomcar Warrants issued in the Zoomcar 2023 Private Financing Transactions (which include Zoomcar Warrants issuable by Zoomcar to the placement agent for the Zoomcar 2023 Private Financing Transactions), which are exercisable for shares of Zoomcar common stock, will be assumed by IOAC at the Closing in accordance with the terms of the Merger Agreement.

As consideration for the Merger, Zoomcar security holders (including holders of Zoomcar India Shares, as further described below) collectively will be entitled to receive, in the aggregate, a number of shares of New Zoomcar common stock with an aggregate value equal to (a) $350,000,000, plus (b) the sum of the aggregate exercise prices of (i) all vested Zoomcar Options and (ii) all Zoomcar Warrants as of immediately prior to the Effective Time, plus (c) the aggregate amount of a Zoomcar private debt or equity financing of up to $40,000,000, if and to the extent consummated prior to Closing in accordance with the terms of the Merger Agreement (but without giving effect to a discount, if any, of the private financing conversion ratio relative to the per share offset ratio for the Ananda Trust Investment), minus (d) the amount of Zoomcar’s net debt at Closing (the “Merger Consideration”), with each Zoomcar stockholder receiving for each share of Zoomcar common stock held (after giving effect to the exchange of all Zoomcar preferred stock to Zoomcar common stock prior to the Effective Time), a number of shares of New Zoomcar common stock equal to (i) the quotient of the Merger Consideration divided by the number of then-outstanding shares of Zoomcar on a fully diluted as converted to common stock basis (including Zoomcar India Shares), divided by (ii) $10.00 (the “Conversion Ratio”) (the total portion of the Merger Consideration amount payable to all holders of Zoomcar common stock and Zoomcar India Shares (collectively, the “Zoomcar Stockholders”) in respect of shares of Zoomcar common stock and the Zoomcar India Shares, but excluding Merger Consideration payable in respect of Zoomcar Options and Zoomcar Warrants, the “Stockholder Merger Consideration”). At Closing, each outstanding and unexercised Zoomcar Option shall, without any further action on the part of the holder thereof, be assumed by New Zoomcar and automatically converted into the right to receive an option to acquire shares of New Zoomcar with substantially the same terms and conditions as the Zoomcar Options, subject to adjustment in accordance with the Merger Agreement. Each outstanding and unexercised Zoomcar Warrant (the “Assumed Warrants”) shall automatically, without any action on the part of the holder thereof, be assumed by New Zoomcar and converted into a warrant to purchase that number of shares of New Zoomcar common stock equal to the product of (x) the number of shares of Zoomcar common stock subject to such warrant multiplied by (y) the Conversion Ratio.

As additional consideration for the acquisition of Zoomcar securities, at or prior to the Closing, the Earnout Shares will be deposited by IOAC into an escrow account to be established prior to the Closing pursuant to the Earnout Escrow Agreement, to be released from escrow and distributed to the Zoomcar Stockholders, together with any dividends, distributions or other income earned thereon, upon the achievement during the Earnout Period of certain trading-price based share targets. During the Earnout Period, in the event the VWAP of New Zoomcar common stock equals or exceeds the Tier I Share Price Target, the Zoomcar Stockholders shall be entitled to receive 50% of the Earnout Shares on a pro rata basis. In the event the VWAP of New Zoomcar common stock equals or exceeds the Tier II Share Price Target, the Zoomcar Stockholders shall be entitled to receive the remaining Earnout Shares on a pro rata basis. Any remaining Earnout Shares which had not yet been distributed shall also be distributed to the Zoomcar Stockholders upon the occurrence, during the Earnout Period, of a change of control of New Zoomcar with an implied consideration per share equal or greater to the Tier I Share Price Target or the Tier II Share Price Target, respectively.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to potential redemption into cash of outstanding public shares of IOAC.

●	Assuming No Redemptions: This presentation assumes that there are no further IOAC public shares redeemed in connection with the proposed Business Combination, subsequent to the redemption of public shares on January 19, 2023. As all of IOAC’s insiders waived their redemption rights, only redemptions by public shareholders are considered for purposes of this presentation. This scenario assumes that the condition to Closing contained in the Merger Agreement, waivable by Zoomcar, that, at the Closing, IOAC has cash or cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of Redemptions and payment of IOAC and Zoomcar’s transaction expenses) of at least equal to fifty million dollars ($50,000,000) is waived by Zoomcar (if unsatisfied at the Closing)(the “Minimum Cash Condition”). The contractual Minimum Cash Condition has not, as of the date of this joint proxy statement/consent solicitation statement/prospectus, been waived by Zoomcar, in its sole discretion in accordance with the terms of the Merger Agreement, because of the parties’ expectation that, prior to the Closing, IOAC will enter into one or more financing transactions permitted by the terms of the Merger Agreement (though no such transactions have, as of the date hereof, yet been identified, committed or consummated) which will enable the condition to be satisfied as of the Closing; provided, that if Minimum Cash Condition is not satisfied by IOAC and Zoomcar does not agree, prior to closing, to amend or waive such condition, the Business Combination will not be consummated.
●	Assuming Maximum Redemptions: In addition to the assumptions described in the “No Redemptions” scenario, including the assumption that the Minimum Cash Condition has been waived by Zoomcar, in its sole discretion (if unsatisfied at Closing), this scenario assumes that 942,630 public shares are redeemed upon consummation of the Business Combination for aggregate redemption payments of $10,215,769, assuming a redemption price of $10.84 per share upon consummation of the Business Combination, which represents the maximum number of IOAC public shares that could be redeemed in connection with the Closing of the Business Combination while still enabling the parties to satisfy expected transaction expenses (estimated by parties as of the date of this joint proxy statement/consent solicitation statement/prospectus) from the proceeds remaining in the Trust Account following satisfaction of redemptions by public shareholders. The “Maximum Redemption” scenario also reflects the assumption that the Existing Organizational Documents are amended, pursuant to the NTA Proposal (and assuming approval thereof by the IOAC shareholders and adoption by IOAC of the related amendment to the Existing Organizational Documents) such that, at the Closing, the Existing Organizational Documents, as amended, will not include the requirement that IOAC maintain a minimum net tangible asset value of at least $5,000,001 following satisfaction of redemptions. If the NTA Proposal is not approved or the NTA Condition is not satisfied or waived, IOAC would not be permitted to proceed with the Business Combination unless IOAC has a net tangible assets value of at least $5,000,001.

The following table summarizes the pro forma New Zoomcar common stock outstanding under the two scenarios described above assuming, in each case, that the Earnout Shares have not been released from the Earnout Escrow Account such that they are not included in the ownership of any security holders:

	No Redemptions		Maximum Redemptions
	Number of	Percent	Number of	Percent
Pro Forma Ownership	Shares	Outstanding	Shares	Outstanding
IOAC Public Shares	3,050,335	4.9%	2,107,705	3.5%
IOAC Sponsor Shares	9,010,000	14.5%	9,010,000	14.8%
Cantor and CCM	100,000	0.2%	100,000	0.2%
Ananda Trust	1,000,000	1.6%	1,000,000	1.6%
Zoomcar Private Financing Investors	6,633,412	10.7%	6,633,412	10.9%
New Zoomcar shares issued in Business Combination	42,228,705	68.1%	42,228,705	69.1%
Total shares outstanding	62,022,452	100%	61,079,822	100%

The following unaudited pro forma condensed combined balance sheet as of March 31, 2023, and the unaudited pro forma condensed combined statements of operations for the year ended March 31, 2023, are based on the historical financial statements of IOAC and Zoomcar. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2023

						Additional
			Transaction			Transaction
			Accounting			Accounting		Pro Forma
			Adjustments		Pro Forma	Adjustments		Combined
		ZOOMCAR,	(Assuming		Combined	(Assuming		(Assuming
	IOAC	INC.	No Further		(Assuming No	Maximum		Maximum
	(Historical)	(Historical)	Redemption)		Redemptions)	Redemption)		Redemption)
Assets
Current assets
Cash and cash equivalents	50,274	3,686,741	33,058,050	(a)	10,215,769	(10,215,769)	(a)	—
			7,616,708	(c)
			(20,601,004)	(h)
			(1,495,000)	(k)
			(12,100,000)	(l)
			330,000	(o)
			(330,000)	(o)
Accounts receivable, net of allowance for doubtful accounts		255,175			255,175			255,175
Receivable from government authorities		3,962,822			3,962,822			3,962,822
Other current assets		2,060,037	2,356,250	(h)	4,416,287			4,416,287
Other current assets	185,522				185,522			185,522
Short term investments with related parties		166,540			166,540			166,540
Other current assets with related parties		19,682			19,682			19,682
Assets held for sale		923,176			923,176			923,176
Total current assets	235,796	11,074,173	8,835,004		20,144,973	(10,215,769)		9,929,204
Other noncurrent assets					—			—
Property and equipment, net of accumulated depreciation		2,728,523			2,728,523			2,728,523
Operating lease right-of-use assets		1,694,201			1,694,201			1,694,201
Intangible assets, net		33,412			33,412			33,412
Long term investments		158,455			158,455			158,455
Long term investments with related parties		95,577			95,577			95,577
Receivable from government authorities		248,321			248,321			248,321
Other non-current assets		425,669			425,669			425,669
Investments held in Trust Account	33,058,050		(33,058,050)	(a)	—			—
			330,000	(o)
			(330,000)	(o)
Total assets	$33,293,846	$16,458,331	$(24,223,046)		$25,529,131	$(10,215,769)		$15,313,362
Current liabilities
Accounts payable and accrued liabilities	6,935,174	6,547,978	(8,672,722)	(j)	4,810,430			4,810,430
Current portion of long-term debt		1,415,861			1,415,861			1,415,861
Current portion of long-term debt from related parties		1,054,887			1,054,887			1,054,887
Current portion of operating lease liabilities		466,669			466,669			466,669
Current portion of finance lease liabilities		1,257,423			1,257,423			1,257,423
Contract Liabilities		786,572			786,572			786,572
Pension and other employee obligations		146,006			146,006			146,006
Promissory Note	1,495,000		(1,495,000)	(k)	—			—
			330,000	(o)
			(330,000)	(o)
Other current liabilities		2,933,032			2,933,032			2,933,032
Other current liabilities towards related parties	121,935	—			121,935			121,935
Total current liabilities	8,552,109	14,608,428	(10,167,722)		12,992,815	—		12,992,815

Long-term debt, less current portion		3,039,200			3,039,200			3,039,200
Operating lease liabilities, less current portion		1,284,755			1,284,755			1,284,755
Finance lease liabilities, less current portion		5,098,262			5,098,262			5,098,262
Pension and other employee obligations		438,808			438,808			438,808
Preferred stock warrant liability		1,190,691	(1,190,691)	(i)	—			—
Convertible promissory note		10,944,727	(10,944,727)	(b)	—			—
Senior Surbodinated Convertible Promissory Notes		17,422,132	18,593,728	(c)	—			—
			(36,015,860)	(d)
Derivative financial instruments		14,373,856	15,340,463	(c)	—			—
			(29,714,319)	(d)
Fair value of earn-out liability			—	(n)				—
Deferred underwriting fee payable	12,100,000		(12,100,000)	(l)	—			—
Total liabilities	$20,652,109	$68,400,859	$(66,199,128)		$22,853,840	$—		$22,853,840
Class A ordinary shares subject to possible redemption; $0.0001 par value; 200,000,000 shares authorized; 3,050,335 outstanding at redemption value of $10.84 at March 31, 2023	$33,058,050		$(33,058,050)	(a)	$—			$—
Preferred stock, $0.0001 par value		168,974,437	(168,974,437)	(f)				—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 1,060,000 issued and outstanding	106		(106)	(g)	—			$—

Additional
			Transaction			Transaction
			Accounting			Accounting		Pro Forma
			Adjustments		Pro Forma	Adjustments		Combined
		ZOOMCAR,	(Assuming		Combined	(Assuming		(Assuming
	IOAC	INC.	No Further		(Assuming No	Maximum		Maximum
	(Historical)	(Historical)	Redemption)		Redemptions)	Redemption)		Redemption)
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 8,050,000 shares issued and outstanding	805		(805)	(g)	—			$—
Common stock, $0.0001 par value, 220,000,000 authorized at March 31, 2023, 16,987,064 shares issued and outstanding at March 31, 2023		1,699	(1,699)	(e)	—			$—
Common Shares			305	(a)	6,168	(94)	(a)	$6,074
			60	(e)
			663	(d)
			2,314	(f)
			100	(b)
			911	(g)
			1,815	(i)
Additional paid-in capital		22,140,866	33,057,745	(a)	306,732,919	(10,215,675)	(a)	$296,517,244
			65,729,516	(d)
			1,639	(e)
			194,086,874	(f)
			10,944,627	(b)
			(20,417,224)	(m)
			1,188,876	(i)
			—	(n)
Accumulated deficit	(20,417,224)	(270,002,280)	(9,572,032)	(h)	(305,891,795)			$(305,891,795)
			(26,317,483)	(c)
			20,417,224	(m)
Accumulated other comprehensive income		1,827,999			1,827,999			$1,827,999
Total shareholders’ equity (deficit)	(20,416,313)	(246,031,716)	269,123,320		2,675,291	(10,215,769)		(7,540,478)
Redeemable non controlling interest		25,114,751	(25,114,751)	(f)	—			$—
Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$33,293,846	$16,458,331	$(24,223,046)		$25,529,131	$(10,215,769)		$15,313,362

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2023

	IOAC					Transaction
	(Historical)		Transaction			Accounting	Pro Forma
	for the	ZOOMCAR, INC.	Accounting		Pro Forma	Adjustments	Combined
	12 months	(Historical)	Adjustments		Combined	(Assuming	(Assuming
	ended	for year ended	(Assuming No		(Assuming No	Maximum	Maximum
	March 31, 2023	March 31, 2023	Redemption)		Redemption)	Redemption)	Redemption)
Revenue
Income from rentals		165,834			165,834		165,834
Revenues from services		8,586,785			8,586,785		8,586,785
Other revenues		73,587			73,587		73,587
Total revenue		8,826,206			8,826,206		8,826,206
Cost and Expenses
Cost of revenue		20,675,611			20,675,611		20,675,611
Technology and development		5,176,391			5,176,391		5,176,391
Sales and marketing		6,734,205			6,734,205		6,734,205
General and administrative	6,335,153	12,695,839	9,572,032	(q)	28,603,024	—	28,603,024
Total costs and expenses	6,335,153	45,282,046	9,572,032		61,189,231	—	61,189,231
Operating loss	(6,335,153)	(36,455,840)	(9,572,032)		(52,363,025)	—	(52,363,025)
Other costs (income)
Interest income	(4,414,489)		4,414,489	(p)	—		—
Finance costs		27,570,752	26,317,483	(c)	53,888,235		53,888,235
Finance costs to related parties		64,844			64,844		64,844
Other income, net		(2,043,556)			(2,043,556)		(2,043,556)
Other income from related parties		(15,804)			(15,804)		(15,804)
Total other costs (income)	(4,414,489)	25,576,236	30,731,972		51,893,719		51,893,719
Income (loss) before taxes	(1,920,664)	(62,032,076)	(40,304,004)		(104,256,744)	—	(104,256,744)
Income tax expense						—
Net income (loss)	$(1,920,664)	$(62,032,076)	$(40,304,004)		$(104,256,744)		$(104,256,744)
Weighted average shares outstanding, basic and diluted	28,229,380	16,987,064			62,022,452		61,079,822
Basic and diluted net loss per share	$(0.07)	$(3.65)			(1.68)		(1.71)

Note 1.Basis of Presentation

The Business Combination represents a reverse merger and will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, IOAC will be treated as the “accounting acquiree” and Zoomcar as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Zoomcar issuing shares for the net assets of IOAC, followed by a recapitalization. The net assets of IOAC will be stated at historical cost. Operations prior to the Business Combination will be those of Zoomcar.

The unaudited pro forma condensed combined balance sheet as of March 31, 2023 assumes that the Business Combination occurred on March 31, 2023. The period is presented on the basis of the Zoomcar as the accounting acquirer.

The unaudited pro forma condensed combined balance sheet as of March 31, 2023 has been prepared using, and should be read in conjunction with, the following:

●	IOAC’s unaudited balance sheet as of March 31, 2023 and the related notes, included elsewhere in this joint proxy statement/consent solicitation statement/prospectus; and
●	Zoomcar’s audited condensed balance sheet as of March 31, 2023 and the related notes, included elsewhere in this joint proxy statement/consent solicitation statement /prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended March 31, 2023, has been prepared using, and should be read in conjunction with, the following:

●	Zoomcar’s audited condensed statement of operations for year ended March 31, 2023.
●	On May 30, 2023, the board of directors of IOAC approved a change to IOAC’s fiscal year end from December 31 to March 31, in accordance with the IOAC amended and restated articles of association. As a result of the change in fiscal year end, transition report filed by IOAC as on June 9, 2023 reflects IOAC Transition Report on Form 10-Q for the period from January 1, 2023 through March 31, 2023. IOAC’s next fiscal year will run from April 1, 2023 through March 31, 2024.
●	IOAC’s statement of operations for the year ended December 31, 2022 and the related notes, as well as statements of operations for the three month periods ended March 31, 2023 and 2022, and the related notes, included elsewhere in this joint proxy statement/ consent solicitation statement/ prospectus, which were respectively added to and subtracted from the results of operations for the year ended December 31, 2022 to obtain results of the operations for twelve months comparable to results of the operations of Zoomcar’s for the twelve months ended March 31, 2023, and in line with SEC S-X article 11 which allows one quarter difference in reporting periods.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to potential redemption into cash of outstanding public shares of IOAC:

●	Assuming No Redemptions: This presentation assumes that there are no further IOAC public shares redeemed in connection with the proposed Business Combination, subsequent to the redemption of public shares on January 19, 2023. As all of IOAC’s insiders waived their redemption rights, only redemptions by public shareholders are considered for purposes of this presentation. This scenario assumes that the condition to Closing contained in the Merger Agreement, waivable by Zoomcar, that, at the Closing, IOAC has cash or cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of Redemptions and payment of IOAC and Zoomcar’s transaction expenses) of at least equal to fifty million dollars ($50,000,000) is waived by Zoomcar (if unsatisfied at the Closing)(the “Minimum Cash Condition”). The contractual Minimum Cash Condition has not, as of the date of this joint proxy statement/consent solicitation statement/prospectus, been waived by Zoomcar, in its sole discretion in accordance with the terms of the Merger Agreement, because of the parties’ expectation that, prior to the Closing, IOAC will enter into one or more financing transactions permitted by the terms of the Merger Agreement (though no such transactions have, as of the date hereof, yet been identified, committed or consummated) which will enable the condition to be satisfied as of the Closing; provided, that if Minimum Cash Condition is not satisfied by IOAC and Zoomcar does not agree, prior to closing, to amend or waive such condition, the Business Combination will not be consummated.

●	Assuming Maximum Redemptions: In addition to the assumptions described in the “No Redemptions” scenario, including the assumption that the Minimum Cash Condition has been waived by Zoomcar, in its sole discretion (if unsatisfied at Closing), this scenario assumes that 942,630 public shares are redeemed upon consummation of the Business Combination for aggregate redemption payments of $10,215,769, assuming a redemption price of $10.84 per share upon consummation of the Business Combination, which represents the maximum number of IOAC public shares that could be redeemed in connection with the Closing of the Business Combination while still enabling the parties to satisfy expected transaction expenses (estimated by parties as of the date of this joint proxy statement/consent solicitation statement/prospectus) from the proceeds remaining in the Trust Account following satisfaction of redemptions by public shareholders. The “Maximum Redemption” scenario also reflects the assumption that the Existing Organizational Documents are amended, pursuant to the NTA Proposal (and assuming approval thereof by the IOAC shareholders and adoption by IOAC of the related amendment to the Existing Organizational Documents) such that, at the Closing, the Existing Organizational Documents, as amended, will not include the requirement that IOAC maintain a minimum net tangible asset value of at least $5,000,001 following satisfaction of redemptions. If the NTA Proposal is not approved or the NTA Condition is not satisfied or waived, IOAC would not be permitted to proceed with the Business Combination unless IOAC has a net tangible assets value of at least $5,000,001.

The pro forma adjustments reflecting the consummation of the Business Combination is based on certain currently available information and certain assumptions and methodologies that IOAC believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. IOAC believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of IOAC and Zoomcar.

Note 2. Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the New Zoomcar. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). IOAC has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

The pro forma condensed combined financial information does not include an income tax adjustment. Upon closing of the Business Combination, it is likely that New Zoomcar will record a valuation allowance against the total U.S. and state deferred tax assets as the recoverability of the tax assets is uncertain. The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had New Zoomcar filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted loss per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of New Zoomcar’s shares outstanding, assuming the Business Combination occurred on April 1, 2022.

1)    Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2023, are as follows:

(a)	Reflects, in Scenario 1, which assumes that no further IOAC public shares are redeemed in connection with the Business Combination, subsequent to the redemption of public shares on January 19, 2023, the reclassification of IOAC Class A Ordinary Shares subject to redemption for cash amounting to $33.0 million to permanent equity, and that the marketable securities held in the Trust Account will be released and included in the cash and cash equivalents. Reflects, in Scenario 2, which assumes the same facts as described in Scenario 1 above, except that 942,630 of the total number of outstanding public shares after redemption on January 19, 2023 are redeemed for cash in connection with the Business Combination, resulting in a distribution to public shareholders of $10.4 million, paid out in cash, and a reduction to permanent equity of equivalent amount. This level of redemptions would allow to satisfy all obligations of the combined entity at closing of the transaction, including payment of transaction costs, without which anticipated transaction would not close.
(b)	Ananda Trust’s payment obligation under the Ananda Trust Subscription Agreement is offset against the repayment obligations of Zoomcar under the Ananda Trust Note. The repayment obligation of Zoomcar under the Ananda Trust Note will be settled by issuance of common stock.
(c)	The entry in the financial statements represents the accounting treatment for Zoomcar’s private financing, which involved raising funds by the issuance of senior subordinated convertible notes and warrants totaling $8.7 million ($7.6 million net of cash paid to the placement agent). The senior subordinated convertible notes, issued at a discounted value, were recorded as a liability with an estimated value of $18.6 million. The liability for the warrants included in the private financing is estimated to be $15.3 million. The financing costs for this private financing include a discount on the senior subordinated notes ($9.9 million), liability for the warrants issued to investors ($12.8 million), liability for the warrants issued ($2.6 million) and cash paid to placement agents ($1.0 million), totaling $26.3 million. These costs are reflected in the pro-forma statement of operations for the year ended March 31, 2023, under the category of “Finance Costs.” The liability for the warrants is recorded as derivative financial instruments amounting to $15.3 million.

Recapitalization of Zoomcar through contribution of all of the outstanding Zoomcar Stock outstanding (consisting of preferred and common stock) to the newly formed entity, as consideration for reverse recapitalization as follows:

(d)	The entry reflects the conversion of the convertible promissory note and warrants included in the private financing entered into by Zoomcar. For the purposes of these unaudited pro forma financial statements, it is assumed that both instruments will be converted into Zoomcar’s Common Stock. This Common Stock will then convert into an equivalent of 6,633,412 shares of common stock of New Zoomcar just prior to the Effective Time of the Business Combination.
(e)	The issuance of 597,811 shares of common stock to the existing holders of Zoomcar common stock.
(f)	The issuance of 23,142,002 of common stock to the existing holders of Zoomcar’s Preferred Stock, as well as Preferred Stock issued by Zoomcar’s Indian subsidiary, classified as Redeemable non-controlling interest in historical balance sheet of Zoomcar. Zoomcar intends to amend its current charter just prior to the Effective Time in order to create an appropriate mechanism for automatic conversion of Preferred Stock into Common Stock in connection with the Business Combination. Preferred Stock issued by Zoomcar’s Indian Subsidiary is expected to be converted into common stock of New Zoomcar through two step mechanism: initially into Preferred Stock of Zoomcar and then they might be converted into the common stock of New Zoomcar, with such shares of New Zoomcar common stock being placed into the Zoomcar India Escrow Account. For the purposes of this pro forma it is assumed that all of the Zoomcar’s Preferred Stock is converted into the common stock of New Zoomcar through the process described above.

(g)	Reflects the conversion of 1,060,000 of IOAC Class A Ordinary Shares and 8,050,000 of shares IOAC Class B Ordinary Shares held by the Sponsor and underwriters into 9,110,000 shares of common stock, on a one-for-one basis, upon the Domestication.
(h)	Represents an aggregate of $20.6 million of costs related to the transaction, which consists of $8.7 million of costs included in both Zoomcar and IOAC financial statements as of March 31, 2023 (see (j) below), as well as $11.9 million of costs that are expected to be incurred through the closing of the transaction which consists of estimated legal, financial advisory and other professional fees, as well as tail D&O insurance, related to the Business Combination expected to be incurred by IOAC ($2.9 million) and Zoomcar ($9.0 million) subsequent to March 31, 2023. As of March 31, 2023, there is prepaid D&O insurance in the amount of $2.3 million and $0.5 million of amortization in the year ended March 31, 2023 and corresponding accumulated deficit. The direct, incremental costs of the Business Combination related to the legal, financial advisory, accounting and other professional fees, and amortization of D&O insurance of approximately $9.6 million ($7.8 million for Zoomcar and $1.8 million for IOAC) is included in the pro forma results of the operations for the 12 month period ended March 31, 2023, and corresponding accumulated deficit.
(i)	Represents a change in accounting treatment of warrants issued by Zoomcar as part of private offerings, excluding warrants issued as part Zoomcar 2023 Private Financing, from liability treatment to equity treatment. These warrants issued to placement agents by Zoomcar which were to convert into Zoomcar’s Preferred Stock, were treated as liability in the historic balance sheet of Zoomcar. This Preferred Stock will then convert into common stock of New Zoomcar just prior to Effective time of the Business combination. For the purposes of these unaudited pro forma financial statements, it is assumed that these warrants will convert into common stock of New Zoomcar and accordingly have been reclassified from liability to additional paid in capital.
(j)	Represents the payment of accounts payable and accrued expenses of IOAC and Zoomcar outstanding as of March 31, 2023 at closing of the transaction.
(k)	Represents repayment of IOAC’s promissory note to the Sponsor outstanding as of March 31, 2023.
(l)	Represents the payment of deferred underwriting fees, which were recognized and recorded as deferred underwriter’s discount as of the date of the IPO.
(m)	Represents elimination of IOAC accumulated deficit.
(n)	The earnout arrangement described above is classified as a liability in accordance with ASC 815, considering the change in control provision which did not satisfy as input for “fixed for fixed” criteria required for equity treatment. The Company is in the process of reviewing the conditions of earnout arrangement with the counterparty which could potentially change the accounting treatment. As of the date of this joint proxy statement/consent solicitation statement/prospectus, the Company is yet to determine and arrive at the estimate for the fair value of the liability, which would be recorded against the reduction against additional paid-in capital.
(o)	Represents monthly extension payments of $0.165 million for the months of April and May 2023, received from the Sponsor and deposited in the Trust Account. These amounts are expected to be repaid at the close of the Business Combination.

2)    Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

(p)	Reflects elimination of investment income and unrealized gain on marketable securities held in the Trust Account.
(q)	Represents an adjustment of $9.6 million of the direct, incremental costs of the Business Combination, ($7.8 million for Zoomcar, including $0.2 million for tail D&O insurance and $1.8 million for IOAC, including $0.2 million for tail D&O insurance), expected to be incurred after March 31, 2023, assuming those adjustments were made as of April 1, 2022 and as such should be recorded in the year ended March 31, 2023. As these costs are directly related to the Business Combination, they are not expected to recur in the income of the combined company beyond 12 months after the Business Combination, with the exception of tail D&O insurance which is amortized over coverage period of 6 years.

Note 4. Net Loss per Share

Net loss per share was calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since April 1, 2022. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable in the Business Combination have been outstanding for the entirety of all periods presented. If the number of public shares described under the “Assuming Maximum Redemptions” scenario described above are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

The unaudited pro forma condensed combined financial information has been prepared to present two alternative scenarios with respect to redemption of common shares by public shareholders at the time of the Business Combination for the year ended March 31, 2023:

	For the Year Ended March 31, 2023
	Assuming No Redemptions	Assuming Maximum Redemptions
Pro forma net loss	$(104,256,744)	(104,256,744)
Weighted average shares outstanding of common stock – basic and fully diluted	62,022,452	61,079,822
Net loss per share – basic and fully diluted	$(1.68)	(1.71)
Excluded securities(1):
Public Warrants	11,500,000	11,500,000
Zoomcar Warrants Outstanding	18,152,224	18,152,224
Total	29,652,224	29,652,224
(1)	The potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive. Issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the periods presented.

Note 5. IOAC’s statements of operations

The following tables presents reconciliation of the historical statements of operations of IOAC to its statement of operations for the 12 months ended March 31, 2023, included in the unaudited pro forma condensed statement of operations for the year ended March 31, 2023 above:

	For the year ended	For the three month ended		For the twelve months ended
	December 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023
Formation and operating costs	8,009,751	1,113,042	2,787,640	6,335,153
Loss from operations	(8,009,751)	(1,113,042)	(2,787,640)	(6,335,153)

Other income:
Interest income bank	56	1	21	36
Interest income — Trust	3,383,887	1,054,190	23,624	4,414,453
Other income	3,383,943	1,054,191	23,645	4,414,489
Net loss	(4,625,808)	(58,851)	(2,763,995)	(1,920,664)

Weighted average shares outstanding, redeemable Class A ordinary shares	23,000,000	7,905,891	23,000,000	19,119,380
Basic and diluted net loss per share, redeemable Class A ordianry shares	(0.14)	(0.00)	(0.09)	(0.07)

Weighted average shares outstanding, non-redeemable Class A and Class B ordinary shares	9,110,000	9,110,000	9,110,000	9,110,000
Basic and diluted net loss per share, non-redeemable Class A and Class B ordinary shares	(0.14)	(0.00)	(0.09)	(0.07)

INFORMATION ABOUT IOAC

General

IOAC is a blank check company incorporated on March 22, 2021 as a Cayman Islands exempted company organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (the “initial business combination”).

Initial Public Offering and Private Placement

On October 29, 2021, IOAC consummated its initial public offering of 23,000,000 units (including 3,000,000 units offered in connection with the full exercise of underwriter’s over-allotment options), with Cantor serving as the sole underwriter of the IPO. Each unit consists of one Class A ordinary share of IOAC, par value $0.0001 per share, one-half of one redeemable warrant of IOAC, with each whole warrant entitling the holder thereof to purchase one Class A ordinary share for $11.50 per share. The units were sold at a price of $10.00 per unit, generating gross proceeds to IOAC of $230,000,000.

Simultaneously with the closing of the initial public offering, IOAC completed the private sale of an aggregate of 1,060,000 Class A ordinary shares, at a price of $10.00 per private share, in a private placement to the Sponsor, CCM and Cantor, generating gross proceeds of $10,600,000.

A total of $234,600,000 from the net proceeds from the initial public offering and the Private Placement Shares was initially placed in the trust account maintained by AST, acting as trustee. In connection with the Extension Amendment, in January 2023, IOAC shareholders holding 19,949,665 public shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $206.5 million (approximately $10.35 per public share redeemed) was removed from the Trust Account to pay such holders and approximately $33.1 million remains in the Trust Account as of March 31, 2023.

IOAC’s management team is led by Dr. Mohan Ananda and Madan Menon, who are looking to leverage their extensive experience in starting and scaling businesses in the information technology and healthcare space, both domestically and internationally. IOAC must complete its initial business combination by July 29, 2023, or such later date as may be approved by IOAC’s shareholders. If IOAC’s initial business combination is not consummated by July 29, 2023 (or such later date as approved by IOAC’s shareholders), then IOAC’s existence will terminate, and IOAC will distribute all amounts in the Trust Account.

Exempted companies are Cayman Islands companies wishing to conduct business outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Cayman Islands Companies Act. As an exempted company, IOAC has applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to IOAC or its operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of IOAC’s shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to IOAC’s shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.

Fair Market Value of Target Business

The Nasdaq rules require that the initial business combination must occur with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust) at the time of IOAC signing a definitive agreement in connection with the initial business combination. IOAC’s board of directors has determined that this test was met in connection with the proposed business combination at the time the Merger Agreement was signed.

Effecting the Initial Business Combination

General

IOAC is not presently engaged in any operations other than to seek an initial business combination. IOAC intends to effectuate the initial business combination using cash from the proceeds of its initial public offering and the sale of the Private Placement Shares to the Sponsor, Cantor and CCM, and proceeds from the Ananda Trust Subscription Agreement described herein.

Shareholder Approval of the Business Combination and Redemption

Pursuant to the terms of the proposed business combination, as described in the section titled “The Extraordinary General Meeting” in this joint proxy statement/consent solicitation statement/prospectus, IOAC is seeking shareholder approval at a meeting called for such purpose at which public shareholders may seek to redeem all or a portion of their ordinary shares for cash at a price per share equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the proposed business combination, including interest earned on the funds held in the Trust Account and not previously released to IOAC to pay its income taxes, if any, divided by the number of then-outstanding ordinary shares in accordance with the procedures set forth in this joint proxy statement/consent solicitation statement/prospectus. The redemption rights require that a beneficial holder must identify itself in order to validly redeem its shares. There will be no redemption rights upon the completion of the proposed business combination with respect to IOAC’s warrants. Further, IOAC will not proceed with redeeming its ordinary shares, even if a public shareholder has properly elected to redeem its shares, if the proposed business combination does not close.

The approval of the Business Combination requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person (including virtually) or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. One-third of the issued and outstanding IOAC ordinary shares entitled to vote at the Extraordinary General Meeting must be present, in person or represented by proxy, or if a corporation or other non-natural person, by its duly authorized representative or proxy, at the Extraordinary General Meeting to constitute a quorum and in order to conduct business at the Extraordinary General Meeting. The holders of the founder shares, who currently own approximately 15% of the issued and outstanding ordinary shares, will count towards this quorum.

Voting Restrictions in Connection with Shareholder Meeting

The Sponsor and each member of IOAC’s management team have entered into an agreement with IOAC, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and public shares held by them in connection with (i) the completion of the proposed business combination, and (ii) a shareholder vote to approve the amendments to IOAC’s amended and restated memorandum and articles of association (A) that would modify the substance or timing of IOAC’s obligation to provide holders of its ordinary shares the right to have their shares redeemed in connection with the proposed business combination or to redeem 100% of its public shares if IOAC does not complete the initial business combination within 15 months from the closing of its initial public offering or during any extension period or (B) with respect to any other provision relating to the rights of holders of IOAC’s ordinary shares. No consideration was received by the Sponsor or the members of IOAC’s management team for their waiver of redemption rights.

Liquidation If No Initial Business Combination

IOAC will have only until July 29, 2023 to complete our initial business combination. If IOAC is unable to complete our initial business combination by July 29, 2023, IOAC will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest that shall be net of taxes payable (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if IOAC fails to complete our initial business combination by July 29, 2023.

The Sponsor, our officers, and our directors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete our initial business combination by July 29, 2023. The underwriter has agreed to waive its rights to its deferred underwriting commission held in the trust account in the event we do not complete our initial business combination by July 29, 2023 and subsequently liquidate and, in such event, such amounts will be included with the funds held in the trust account that will be available to fund the redemption of our public shares. However, if the Sponsor, our officers, or our directors acquire public shares after the IPO, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination by July 29, 2023.

The Sponsor, officers and directors have agreed, pursuant to a written letter agreement with us, that they will not propose any amendment to our amended and restated memorandum and articles of association (i) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by July 29, 2023 or (ii) with respect to the other provisions relating to shareholders’ rights or pre-business combination activity, unless we provide our public shareholders with the opportunity to redeem their Class A ordinary shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the Trust Account and not previously released to IOAC to pay its taxes, divided by the number of then issued and outstanding public shares. Unless the NTA Proposal is approved, IOAC will not redeem its public shares in an amount that causes its net tangible assets to be less than $5,000,001 upon consummation of the Business Combination, as provided in the Existing Organizational Documents. If this optional redemption right is exercised with respect to an excessive number of public shares such that we cannot satisfy the net tangible asset requirement (described above), we would not proceed with the amendment or the related redemption of our public shares.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the $1,450,000 of proceeds held outside the Trust Account, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the trust account not required to pay taxes, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If we were to expend all of the net proceeds of the IPO and the sale of the Private Placement Shares, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the per-share redemption amount received by shareholders upon our dissolution would be approximately $10.20. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be substantially less than $10.20. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we are unable to complete our initial business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. The Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.20 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriter of the IPO against certain liabilities, including liabilities under the Securities Act. Because we are a blank check company, rather than an operating company, and our operations are limited to searching for prospective target businesses to acquire, the only third parties we currently expect to engage would be vendors such as lawyers, investment bankers, computer or information and technical services providers or prospective target businesses. In the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy their indemnity obligations and believe that the Sponsor’s only assets are securities of our company. None of our other officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the trust account are reduced below (i) $10.20 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be substantially less than $10.20 per share.

We will seek to reduce the possibility that the Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers (other than our independent auditors), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. The Sponsor will also not be liable as to any claims under our indemnity of the underwriter of the IPO against certain liabilities, including liabilities under the Securities Act. We have access to up to $1,450,000 from the proceeds of the IPO and the sale of the Private Placement Shares, with which to pay any such potential claims. In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our trust account could be liable for claims made by creditors. Our offering expenses exceeded our estimate of $550,000, thus the amount of funds we intend to hold outside the trust account decreased by a corresponding amount.

If we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency laws, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy or insolvency claims deplete the trust account, we cannot assure you we will be able to return $10.20 per share to our public shareholders. Additionally, if we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover all amounts received by our shareholders. Furthermore, our board may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our public shareholders will be entitled to receive funds from the trust account only upon the earlier of (i) the completion of our initial business combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by July 29, 2023 or (B) with respect to any other provision relating to shareholders’ rights or pre-business combination activity and (iii) the redemption of all of our public shares if we are unable to complete our initial business combination by July 29, 2023, subject to applicable law. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. In the event we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the trust account. Such shareholder must have also exercised its redemption rights described above.

Facilities

IOAC currently maintains its executive offices at 24681 La Plaza Ste 300, Dana Point, CA 92629. The cost for IOAC’s use of this space is included in the $10,000 per month fee it will pay to the Sponsor for office space, administrative and support services. IOAC considers its current office space adequate for its current operations.

Upon consummation of the Business Combination, the principal executive offices of New Zoomcar will be those at Anjaneya Techno Park, No.147, 1st Floor, Kodihalli, Bangalore, India 560008, at which time nothing more will be paid to such affiliate of the Sponsor.

Employees

IOAC currently has three executive officers. These individuals are not obligated to devote any specific number of hours to IOAC’s matters but they intend to devote as much of their time as they deem necessary to IOAC’s affairs until it has completed the initial business combination. The amount of time they will devote in any time period will vary based on the stage of the business combination process IOAC is in. IOAC does not intend to have any full-time employees prior to the completion of the initial business combination.

Periodic Reporting and Financial Information

IOAC’s units, ordinary shares and warrants are registered under the Exchange Act, and IOAC has reporting obligations, including the requirement that it file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, IOAC’s annual reports contain financial statements audited and reported on by its independent registered public accountants.

IOAC evaluated its internal control procedures for the fiscal year ended December 31, 2022 as required by the Sarbanes-Oxley Act and determined that it is not deemed to be a large accelerated filer or an accelerated filer and continue to qualify as an emerging growth company. Therefore, IOAC is not required to comply with the independent registered public accounting firm attestation requirements on our internal control procedures. On May 30, 2023, IOAC’s board of directors approved a change in its fiscal year end from December 31 to March 31. The Company’s next fiscal year will run from April 1, 2023 through March 31, 2024.

IOAC is a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Cayman Islands Companies Act. As an exempted company, IOAC has applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (2018 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to IOAC or its operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of IOAC’s shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by IOAC to its shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of IOAC.

IOAC is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, IOAC is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in IOAC’s periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find IOAC’s securities less attractive as a result, there may be a less active trading market for IOAC’s securities and the prices of its securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. IOAC intends to take advantage of the benefits of this extended transition period.

IOAC will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the IPO, (b) in which IOAC has total annual gross revenue of at least $1.235 billion, or (c) in which IOAC is deemed to be a large accelerated filer, which means the market value of its ordinary shares that are held by non-affiliates equals or exceeds $700 million as of the prior June 30, and (2) the date on which IOAC has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Additionally, IOAC is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K.

Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. IOAC will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of its ordinary shares held by non-affiliates equals or exceeds $250 million as of the prior June 30, or (2) its annual revenues equaled or exceeded $100 million during such completed fiscal year and the market value of its ordinary shares held by non-affiliates was less than $700 million as of the prior June 30.

Legal Proceedings

To the knowledge of our management team, there is no litigation currently pending or contemplated against us, any of our officers or directors in their capacity as such or against any of our property.

Management

IOAC’s officers and directors are as follows:

Name	Age	Position
Mohan Ananda, Ph.D.	76	Chairman of the Board of Directors, Chief Executive Officer and Director
Madan Menon	42	Secretary, Chief Operating Officer, Chief Compliance Officer and Director
Elaine Price	67	Chief Financial Officer
Fernando Garibay	47	Director
Nisheet Gupta	48	Director
Valarie Sheppard	59	Director

The experience of our directors and executive officers is as follows:

Mohan Ananda serves as our Chairman and Chief Executive Officer. Dr. Ananda was the founding Chairman, CEO, and President of Stamps.com (NASDAQ:STMP) and served on its board of directors. Stamps.com, established in 1996, is the leading provider of Internet-based mailing and shipping solutions and utilizes technology developed by Dr. Ananda and protected by a number of US patents. Dr. Ananda was instrumental in raising in excess of $400 million of capital for Stamps.com, which included multiple rounds of private raises, followed by its $55 million initial public offering on NASDAQ in 1999 and a $309.1 million follow-on public offering. In June 2021, Stamps.com agreed to settle claims in connection with a derivative suit brought by shareholders of Stamps.com in exchange for (i) payment of $30 million of insurance proceeds to Stamps.com on behalf of certain of the shareholders from D&O insurance policies purchased by Stamps.com for the benefit of its directors and officers and Stamps.com; and (ii) implementation of certain corporate governance changes by Stamps.com. n August 2021, Stamps.com agreed to pay $100 million to settle claims in connection with a class action lawsuit brought by investors alleging Stamps.com misled investors about Stamps.com’s relationship with the United States Postal Service to artificially inflate its stock price. Dr. Ananda also has been instrumental in entering into a definitive agreement for Stamps.com (STMP) to be acquired by Thoma Bravo, LP, a leading software investment firm, in an all-cash transaction that values Stamps.com at approximately $6.6 billion. Under the terms of the agreement, Stamps.com stockholders will receive $330.00 per share. Dr. Ananda was also the founder and director of a European-based investment firm, JAB Holdings Limited (“JAB”). JAB’s capital was raised through a public offering in the Alternative Investment Market of the London Stock Exchange in the United Kingdom. Dr. Ananda was also a founder of Envestnet, Inc. (NYSE:ENV) (“Envestnet”), which is a leading provider of solutions to financial advisors and institutions. Dr. Ananda served as a director on Envestnet’s board for a number of years. He is also the Chairman and CEO of Ananda Enterprises, Inc. a California company that provides technology and management consulting services. Dr. Ananda has been a managing partner in the law firm of Ananda & Krause, since 1986 and is the founding Chairman and CEO of Ananda Foundation (ananda-foundation.org). Ananda Foundation is a non-profit organization committed to bringing innovation in healthcare management to the lives of people by providing medical services online (telemedicine) for Neurology/Neurosurgery, Internal Medicine & Pediatric/Adolescent Medicine patients from all over the world. This includes clinical knowledge exchange, health technology implementation, and patient treatment in collaboration with the areas of telemedicine, tele-radiology services, and remote medical opinions/second opinions.

Dr. Ananda is also the Chairman of Paanini Foundation. The Paanini Foundation is focused on how technology can help employees do their jobs more innovatively and how human-machine collaboration can lead to a new paradigm of productivity. The

Paanini Foundation’s mission is to prepare employees who may be impacted by AI and automation for the new opportunities that they will encounter. Dr. Ananda is also working with the Stanford Seed Transformation program organized by Stanford University though the Stanford Institute for Innovation in Developing Economies as a Seed Consultant assisting companies in India in the areas of improving management, growth, marketing and finances.

Dr. Ananda was the former Director of space systems at Jet Propulsion Laboratory, a NASA center from April 1970 to March 1980, and was the former Director of Research & Development for the Aerospace Corporation, a think tank for the US Air Force from March 1980 to December 1989 where Dr. Ananda was the primary architect for the development of the Global Positioning System (GPS) for the U.S. Department of Defense. Our board has determined that Dr. Ananda’s extensive experience qualifies him to serve as our Chairman, Chief Executive Officer, and a member of our board of directors.

Dr. Ananda received his B.S. degree with Honors in Mechanical Engineering from Coimbatore Institute of Technology, Coimbatore, India. He received his MS degree in Aeronautics from California Institute of Technology, Pasadena, California. He also obtained a Ph.D. from the University of California at Los Angeles in Astro-dynamics and Control. He also obtained his law degree, J.D. from the University of West Los Angeles and has been a member of the California Bar since 1986.

Madan Menon serves as our Chief Operating Officer and a member of our board of directors. Mr. Menon is the CEO of Frientap Inc, a California headquartered Social Marketplace startup, navigating them through strategy and growth. Mr. Menon brings more than 17 years of startup and technology experience having worked with enterprises and startups in multiple capacities. Mr. Menon joined Xcinex Corporation as chief operating officer in 2017 and was responsible for Xcinex’s product development and fund raising. In 2016, Mr. Menon, as director of Orion Diagnostix Pvt Ltd, setup www.testmyblood.in, to bring professional home collection of blood tests that are carried out by the lab of the patient’s choice. He designed a scalable and resilient architecture that ensured minimal downtime and maximum uptime. Mr. Menon served as chief operating officer of Flowedge Financial Solutions (“Flowedge”), a fintech firm focused on the proprietary trading market, from February 2012 to July 2018. He also founded Virtu Technologies India, a private partnership managed service provider focused on the SMB market, servicing industries such as healthcare, finance, education and manufacturing, and he grew the company substantially year on year, ultimately leading the company to its exit. During his leadership, Mr. Menon grew the team, implemented cutting edge projects that saved customers a considerable amount of their annual IT budgets and improved operational efficiencies. In the non-profit sector, Mr. Menon serves on the board of directors of The International Wolf Center since December 2021. We believe Mr. Menon’s experience and expertise qualify him as our Chief Operating Officer and a member of our board of directors.

Mr. Menon earned his MBA in 2005 in marketing & operations from Great Lakes Institute of Management, a premier business School in India. He holds a B.S. in Physics and holds certificates in Marketing & Finance from The Wharton School, University of Pennsylvania and in Cybersecurity from New York University’s Tandon School of Engineering. He has investments in companies in India, the U.S., and Singapore and is passionate about startups.

Elaine Price serves as our Chief Financial Officer. Ms. Price has been a certified public accountant for more than 40 years, embarking on her career in 1977, and has owned her own practice for over 25 years. She received her bachelor’s degree in Business Administration — Accounting from California State University Fullerton and a Master of Business Taxation from the University of Southern California. Ms. Price has served on the board of directors of two not-for-profit organizations — CloverLane Foundation and Next Step Service Dogs. In her practice, she consulted clients who are starting a business, transferring business between generations, and clients who have plans to expand globally. In addition, she was an assistant clinical professor at USC, teaching subjects from beginning accounting to tax classes in the master’s program. Our board has determined that Ms. Price extensive experience in financial services qualifies her as our Chief Financial Officer.

Fernando Garibay is an American record producer, songwriter, DJ and entrepreneur. He was the official musical director of Lady Gaga’s “Born This Way Ball” tour and the producer of the Born This Way album. He has produced and creative consulted for several top performing artists such as Lady Gaga, U2, Whitney Houston, Britney Spears, Enrique Iglesias, Bruno Mars, Rihanna and others and labels such as Sony Music & Warner Music Group. Mr. Garibay spent more than a decade as part of the in-house creative team at Interscope Records as executive, producer, and artist under the mentorship and direction of Jimmy Iovine, ultimately rising to be the chief- producer. Mr. Garibay is the founder and Chief Executive Officer of The Garibay Center, an institute aiming to instill orthogonal thinking and achieve higher levels of performance for C-Suite executives by invigorating creativity through his unique music knowledge. He also the imprint Paradise/Interscope, which is owned by the Universal Music Group. Mr. Garibay is a mentor at startup accelerators, such as Gener8tor. Mr. Garibay is a guest lecturer at Harvard University (Harvard Business School) and at the Massachusetts Institute of Technology (MIT) Media Lab in Cambridge, Massachusetts. Having started making hit records since 1998, Mr. Garibay’s deep experience with the media and entertainment industry will help us assess prospects targets from a marketing and branding perspective. We believe Mr. Garibay to be qualified to serve as a director because of his extensive music production and marketing experience. We believe Mr. Garibay’s experience and expertise qualify him as a member of board of directors.

Nisheet Gupta has been the Executive Vice President and Chief Financial Officer at Pace Analytical LLC since August 2022. In this role, Mr. Gupta oversees all aspects of the Pace Analytical LLC’s financial functions, including accounting, treasury, financial planning and analysis, global tax compliance, investor relations, internal audit, risk management and finance excellence. From June 2020 to August 2022, Mr. Gupta served as Executive Vice President and Chief Financial Officer at Apogee Enterprises, Inc. Mr. Gupta brings more than 20 years of experience as a finance leader. Most recently, he served as Vice President of Global Finance Operations at Land O’ Lakes, a leading agribusiness and food company, where he led business unit finance and transformation. Prior to joining Land O’ Lakes, Mr. Gupta worked at Diebold Nixdorf, as Vice President, Finance, Global Transformation from 2016 to 2017, Vice President, Finance and Chief Financial Officer, International from 2014 to 2016 and in various roles in Diebold Nixdorf’s financial organization, from 2011 to 2014. Earlier in his career, Mr. Gupta served in numerous finance leadership roles with leading global companies including FirstData (now FISERV), Novartis, FedEx and E&Y. Mr. Gupta brings a wealth of diverse experiences, having worked and lived in nine different countries over the course of his career. He holds an MBA from the Columbia Business School and London Business School; he is a Chartered Accountant and also a Bachelor of Commerce from the University of Delhi. Having started his career in 1995, Mr. Gupta’s deep financial knowledge and deal making experience will be crucial in the M&A transaction. We believe Mr. Gupta to be qualified to serve as a director because of his extensive cross-border finance and M&A experience. We believe Mr. Gupta’s experience and expertise qualify him a member of our board of directors.

Valarie Sheppard has served as a board member and the audit committee chair for Ibotta since September 2021, for Sovos Brand Inc.(Nasdaq: SOVO) since July 2021, and for KDC-One since April, 2021. Ms. Sheppard served on the board of Federal Reserve Bank of Cleveland from January 2019 to December 2021. She retired from Procter and Gamble (P&G) as Treasurer, Controller & Executive Vice President on March 31, 2021. Ms. Sheppard led P&G’s global Finance, Accounting and Treasury team, responsible for the external financial reporting, financial planning, global business development and treasury operations for company businesses and operations in about 70 countries, with annual sales of more than $65 billion. She also led the global implementation of P&G’s new organization design, the most significant restructuring initiative in 25 years. Since joining P&G as a tax analyst in 1986, Ms. Sheppard held varied roles within the company, including finance and accounting positions in Fabric Care, Home Care and Beauty businesses, both in the U.S., and internationally. From 2015 to 2020, Ms. Sheppard was a board member of Anixter International, Inc. She has also supported innovation in the Cincinnati, Ohio community as board chair of Cintrifuse from 2013 to 2021, an organization that connects the region’s start-up companies to advice, talent, funding and customers. Ms. Sheppard’s finance and M&A knowledge will be critical in target assessment and deal completion. We believe Ms. Sheppard to be qualified to serve as a director because of her extensive finance, M&A and treasury experience. We believe Ms. Sheppard’s experience qualifies her as a member of our board of directors.

Number and Terms of Office of Officers and Directors

Our board of directors consists of seven members. Holders of our founder shares will have the right to appoint all of our directors prior to consummation of our initial business combination and holders of our public shares will not have the right to vote on the appointment of directors during such time. These provisions of our amended and restated memorandum and articles of association may only be amended by a special resolution passed by at least 90% of our founder shares voting in a general meeting. Our board of directors is divided into three classes, with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a 3-year term. Subject to any other special rights applicable to the shareholders, any vacancies on our board of directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of our board or by a majority of the holders of our founder shares.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate. Our amended and restated memorandum and articles of association provide that our officers may consist of a Chairman, a Chief Executive Officer, a President, a Chief Operating Officer, Chief Financial Officer, Vice Presidents, a Secretary, Assistant Secretaries, a Treasurer and such other offices as may be determined by the board of directors.

Director Independence

Nasdaq listing standards require that a majority of our board of directors be independent within one year of our initial public offering. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The IOAC Board has determined that each of Fernando Garibay, Nisheet Gupta, and Valarie Sheppard is an “independent director” as defined in Nasdaq listing standards and applicable SEC rules. IOAC’s audit committee is entirely composed of independent directors meeting Nasdaq’s additional requirements applicable to members of the audit committee. IOAC’s independent directors will have regularly scheduled meetings at which only independent directors are present.

Executive Officer and Director Compensation

None of our officers or directors have received any cash compensation for services rendered to us. The Sponsor, IOAC’s officers and directors, or any of their respective affiliates, will be reimbursed for any bona-fide, documented out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. In addition, we will reimburse the Sponsor for office space, administrative and support services provided to us in the amount of $10,000 per month, until the consummation of our initial business combination. Our audit committee will also review on a quarterly basis all payments that were made to the Sponsor, IOAC’s officers, directors, advisers, or any of their respective affiliates.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting, management or other fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time such materials are distributed, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our officers after the completion of our initial business combination will be determined by a compensation committee constituted solely by independent directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after the initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

Committees of the Board of Directors

Pursuant to Nasdaq rules, our board of directors has two standing committees: an audit committee and a compensation committee. Subject to phase-in rules and a limited exception, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of Nasdaq require that the compensation committee of a listed company be comprised solely of independent directors.

Audit Committee

We have established an audit committee of the board of directors. Valarie Sheppard, Nisheet Gupta, and Fernando Garibay serve as members of our audit committee and Nisheet Gupta serves as the Chair of the audit committee. Under Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent, subject to certain phase-in provisions. Each such person meets the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act.

Each member of the audit committee is financially literate and our board of directors has determined that Valarie Sheppard and Nisheet Gupta each qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:

●Assisting board oversight of (i) the integrity of our financial statements, (ii) our compliance with leg and regulatory requirements, (iii) our independent auditor’s qualifications and independence, and (iv) the performance of our internal audit function and independent auditors;

●the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;
●pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;
●reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;
●setting clear hiring policies for employees or former employees of the independent auditors;
●setting clear policies for audit partner rotation in compliance with applicable laws and regulations;
●obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;
●Meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under “IOAC Management’s Discussion and Analysis of Financial Condition and Results of Operations”;
●reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and
●reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory bodies.

Compensation Committee

We have established a compensation committee of the board of directors. Fernando Garibay and Valarie Sheppard serve as members of our compensation committee. Under Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent, subject to certain phase-in provisions. Each such person meets the independent director standard under Nasdaq listing standards applicable to members of the compensation committee.

We have adopted a compensation committee charter, which will detail the purpose and principal functions of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation (if any is paid by us), evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;
●	reviewing and making recommendations to our board of directors with respect to the compensation, any incentive-compensation and equity-based plans that are subject to board approval of all of our other officers;
●	reviewing our executive compensation policies and plans;
●	implementing and administering our incentive compensation equity-based remuneration plans;
●	assisting management in complying with our proxy statement and annual report disclosure requirements;
●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

●	producing a report on executive compensation to be included in our annual proxy statement; and
●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, other than reimbursement of expenses and as set forth below, no compensation of any kind, including finder’s, consulting or other similar fees, will be paid to any of our existing shareholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to complete the consummation of a business combination although we may consider cash or other compensation to officers or advisors we may hire subsequent to our initial public offering to be paid either prior to or in connection with our initial business combination.

Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The charter provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

We do not have a standing nominating committee, though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605(e)(2) of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who shall participate in the consideration and recommendation of director nominees are Valarie Sheppard and Nisheet Gupta. In accordance with Rule 5605(e)(1)(A) of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The board of directors also considers director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for appointment at the next annual general meeting (or, if applicable, an extraordinary general meeting). Our shareholders that wish to nominate a director for election to the Board should follow the procedures set forth in our amended and restated memorandum and articles of association. We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, and in the past year has not served, (i) as a member of the compensation committee or board of directors of another entity, one of whose executive officers serves on our compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose executive officers serves on our board of directors.

Code of Ethics

We have adopted a code of ethics and business conduct, which we refer to as the Code of Ethics, applicable to our directors, officers and employees, a copy of which is filed as an exhibit to this Report. You will be able to review the code ethics by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us.

IOAC MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the unaudited condensed financial statements and related notes of IOAC included elsewhere in this joint proxy statement/consent solicitation statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, any reference in this section of this joint proxy statement/consent solicitation statement/prospectus to “we,” “us” or “our” refers to IOAC.

Overview

IOAC is a blank check company incorporated as a Cayman Island exempted company on March 22, 2021. We were formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business transaction with one or more businesses.

As of March 31, 2023, we had not commenced any operations. All activity for the period from March 22, 2021 (inception) through March 31, 2023, relates our formation, the IPO, and subsequent to the IPO, identifying a target company for an initial business combination. We will not generate any operating revenues until after the completion of our initial business combination, at the earliest. We will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO. We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete an initial business combination will be successful.

Our Sponsor is Innovative International Sponsor I LLC, a Delaware limited liability company.

Our registration statement for the IPO was declared effective on October 26, 2021. On October 29, 2021, we consummated our IPO of 23,000,000 units (the “units” and, with respect to the ordinary shares included in the Units being offered, the “public shares”) at $10.00 per Unit (which included the full exercise of the underwriter’s over-allotment option) and the sale of 1,060,000 Private Placement Shares at a price of $10.00 per share in a private placement to our Sponsor, CCM and Cantor that closed simultaneously with the IPO.

Transaction costs amounted to $16,664,843 consisting of $3,173,059 of underwriting commissions, $12,100,000 of deferred underwriting commissions and $1,391,784 of other cash offering costs and were charged to equity.

Our initial business combination must occur with one or more operating businesses or assets with an aggregate fair market value equal to at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of our signing a definitive agreement in connection with the initial business combination. However, we will only complete such initial business combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, (the “Investment Company Act”). There is no assurance that we will be able to complete an initial business combination successfully.

Upon the closing of the IPO, management initially deposited $234,600,000 or $10.20 per Unit sold in the IPO, including a portion of the proceeds of the Private Placement Shares, into the Trust Account to be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act that invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to us to pay our taxes, if any (less up to $100,000 of interest to pay dissolution expenses), the proceeds from the IPO and the sale of the Private Placement Shares deposited into the Trust Account will not be released from the Trust Account until the earliest of (i) the completion of our initial business combination, the redemption of our public shares properly tendered in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with the initial business combination or to redeem 100% of the public shares if we do not complete our initial business combination within 21 months from the closing of the IPO or (B) with respect to any other provision relating to shareholders’ rights or pre-business combination activity and (iii) the redemption of all of the public shares if we are unable to complete its initial business combination within 21 months from the closing of the IPO, subject to applicable law. In connection with the January EGM (as defined below), in January 2023, IOAC shareholders holding 19,949,665 public shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $206.5 million (approximately $10.35 per public share redeemed) was removed from the Trust Account to pay such holders and approximately $33.1 million remains in the Trust Account.

On October 13, 2022, IOAC entered into the Merger Agreement with Zoomcar and certain other parties. Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) IOAC will continue out of the Cayman Islands and re-domesticate into a Delaware corporation and (ii) following the Domestication, a Delaware subsidiary of our Company will merge with and into Zoomcar, with Zoomcar continuing as the surviving entity and wholly-owned subsidiary of IOAC, and with each Zoomcar stockholder receiving shares of post-Domestication Company common stock. In connection with the Zoomcar Transaction, we also entered into (i) the Ananda Trust Subscription Agreement, pursuant to which Ananda Trust to subscribe for 1,000,000 newly issued shares of the common stock (following the Domestication) of IOAC at a purchase price of $10.00 per share; (ii) the Lock-Up Agreements, pursuant to which certain Zoomcar stockholders agreed to subject certain shares of common stock of the post-combination company held by them to the restrictions described therein from the Closing until the termination of applicable lock-up periods described therein; (iii) the Stockholder Support Agreements, pursuant to which, among other things, the stockholders party to such Stockholder Support Agreements have agreed to support the approval and adoption of the Zoomcar Transaction and to certain transfer restrictions with respect to their Zoomcar shares; and (iv) the Sponsor Support Agreement, pursuant to which our sponsor agreed to (A) vote all ordinary shares of IOAC held by our sponsor at any meeting of the shareholders of IOAC in favor of the approval and adoption of the Merger Agreement and the Zoomcar Transaction; (B) not redeem or transfer any of the shares held by our sponsor, or deposit into a voting trust or enter into a voting agreement in consistent with the Sponsor Support Agreement and (C) waive the anti-dilution right associated with the shares held by our sponsor and our sponsor shall use its best efforts to cooperate with IOAC and Zoomcar in connection with obtaining the financing transactions.

On September 7, 2022, IOAC issued an unsecured promissory note (the “September 2022 Note”), in the amount of up to $500,000 to Ananda Trust. The September 2022 Note bears no interest, and the principal balance is payable on the date of the consummation of IOAC’s initial business combination. On or before the maturity date, Ananda Trust has the option to convert all or any portion of the principal outstanding under the September 2022 Note into Class A ordinary shares of IOAC at a conversion price of $10.00 per share. The terms of such shares, if any, would be identical to the terms of the Private Placement Shares.

On January 3, 2023, we issued an unsecured promissory note (the “January 2023 Note”), in the amount of up to $500,000 to Ananda Trust. The proceeds of the January 2023 Note may be drawn down from time to time prior to the Maturity Date (as defined below) upon request by IOAC. The January 2023 Note bears no interest, and the principal balance is payable on the date of the consummation of IOAC’s initial business combination (the “Maturity Date”). The January 2023 Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the January 2023 Note and all other sums payable with regard to the January 2023 Note becoming immediately due and payable.

On January 19, 2023, we held an extraordinary general meeting of shareholders (“January EGM”) for the purposes of considering and voting upon the Charter and the Trust Agreement Amendments. At the January EGM, the shareholders of IOAC approved an amendment (the “Charter Amendment”) to the Existing Organizational Documents to allow IOAC to extend the date by which IOAC must consummate an initial business combination up to six (6) times for an additional one (1) month each time from January 29, 2023 to July 29, 2023 (which is 21 months from the closing of the IPO).

In connection with the January EGM, shareholders holding 19,949,665 public shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $206.5 million (approximately $10.35 per public share redeemed) was removed from the Trust Account to pay such holders and approximately $33.1 million remains in the Trust Account as of March 31, 2023. Following redemptions, IOAC has 3,050,335 public shares outstanding.

The Sponsor has agreed to make available to IOAC an aggregate amount of up to $990,000 to be used only for expenses accrued in connection with the extension of the date by which IOAC must consummate an initial business combination, pursuant to a promissory note in favor of our sponsor (the “Extension Note”). The Extension Note is non-convertible and bears no interest, and the principal balance is payable by IOAC on the Maturity Date, as defined in the Extension Note. The issuance of the Extension Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

On a monthly basis, in connection with the Extension, we deposit $165,000 into the Trust Account, which amount will be included in the pro rata amount distributed to (i) all of the holders public shares upon IOAC’s liquidation or (ii) holders of public shares who elect to have their shares redeemed in connection with the consummation of IOAC’s initial business combination. For the three months ended March 31, 2023, $495,000 has been deposited into the Trust Account.

On May 10, 2023, IOAC issued, with IOAC Board approval, an unsecured promissory note (the “May 2023 Note”), in the amount of up to $500,000 to the Sponsor. The May 2023 Note bears no interest, and it is non-convertible. The principal balance is payable on the date of the consummation of IOAC’s initial business combination.

We will have until July 29, 2023 (or such earlier date as determined by the IOAC Board) to complete the initial business combination (the “Combination Period”). If we are unable to consummate our initial business combination within the Combination Period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the warrants, which will expire worthless if we fail to complete our initial business combination within the Combination Period.

Risks and Uncertainties

In February 2022, Russia commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against Russia. The invasion of Ukraine may result in market volatility that could adversely affect our stock price and our search for a target company. Other recent events contributing to a climate of geopolitical uncertainty include rising tensions between China and Taiwan. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these unaudited condensed financial statements and the specific impact on our financial condition, results of operations, and cash flows is also not determinable as of the date of these unaudited condensed financial statements.

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on our financial position, results of our operations and/or search for a target company, the specific impact is not readily determinable as of the date of the unaudited condensed financial statements. The unaudited condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Recent increases in inflation and interest rates in the United States and elsewhere may lead to increased price volatility for publicly traded securities, including ours, and may lead to other national, regional and international economic disruptions, any of which could make it more difficult for us to consummate an initial business combination.

On August 16, 2022, the IR Act was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The Treasury has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with an initial business combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent IOAC would be subject to the excise tax in connection with an initial business combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the initial business combination, extension or otherwise, (ii) the structure of an initial business combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with an initial business combination (or otherwise issued not in connection with an initial business combination but issued within the same taxable year of an initial business combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by IOAC and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete an initial business combination and in IOAC’s ability to complete an initial business combination.

Results of Operations and Known Trends or Future Events

Through March 31, 2023, we have neither engaged in any operations nor generated any revenues to date. Our only activities since inception have been organizational activities and those necessary to prepare for the IPO and subsequent to the completion of the IPO, customary business conduct relating to finding a target for the initial business combination. We will not generate any operating revenues until after completion of our initial business combination. We expect to generate non-operating income in the form of interest income on cash and cash equivalents after the IPO. There has been no significant change in our financial or trading position and no material adverse change has occurred since the date of our audited financial statements. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses. We expect our expenses to increase substantially since we have entered into the Merger Agreement with Zoomcar.

For the three months ended March 31, 2023, we had a net loss of $58,851, which consists of formation and operating costs of $ 1,113,042, offset by interest income from bank of $1 and interest earned on marketable securities held in the Trust Account of $1,054,190.

For the three months ended March 31, 2022, we had a net loss of $2,763,995, which consists of formation and operating costs of $2,787,640, offset by interest income from bank of $21 and interest earned on marketable securities held in the Trust Account of $23,624.

Liquidity and Capital Resources

As of March 31, 2023, we had cash of $50,274 and a working capital deficit of $8,316,313. Following the consummation of the IPO on October 29, 2021, we had $2,800,472 of cash available to us, temporarily being held in the Sponsor’s bank account, and working capital of $1,210,696. We opened our operating bank account and the $2,800,472 was transferred to us from the Sponsor’s account on November 1, 2021.

Our liquidity needs were satisfied prior to completion of IPO through advances on behalf of us of $25,000 from the sale of the founder shares to the Sponsor and up to $300,000 in loans from our Sponsor under the IPO Promissory Note. As of October 29, 2021, we had borrowed $122,292 under the unsecured promissory note. The balance was repaid on November 5, 2021. We received net proceeds from (i) the sale of the units in the IPO, after deducting offering expenses of approximately $550,000 and underwriting commissions of $4,000,000 (excluding deferred underwriting commissions of $12,100,000 since the underwriter’s over-allotment option was exercised in full), and (ii) the sale of the Private Placement Shares for a purchase price of $10,600,000 in the aggregate amount of $236,050,000 since the underwriter’s over-allotment option was exercised in full. Of this amount, $234,600,000, including $12,100,000 in deferred underwriting commissions, was initially deposited into a non-interest-bearing Trust Account. The funds in the Trust Account were invested only in specified U.S. government treasury bills or in specified money market funds. The remaining $1,450,000 is not held in the Trust Account.

On September 7, 2022, IOAC issued the September 2022 Note, in the amount of up to $500,000 to Ananda Trust. The September 2022 Note is unsecured and bears no interest and the principal balance is payable on the date of the consummation of IOAC’s initial business combination (the “Maturity Date”). On or before the Maturity Date, Ananda Trust has the option to convert all or any portion of the principal outstanding under the September 2022 Note into Class A ordinary shares of IOAC (“Working Capital Shares”) at a conversion price of $10.00 per share. The terms of the Working Capital Shares, if any, would be identical to the terms of the Private Placement Shares issued by IOAC at the time of its IPO. The September 2022 Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the September 2022 Note and all other sums payable with regard to the September 2022 Note becoming immediately due and payable. The conversion feature included in the September 2022 Note does not meet the definition of a derivative instrument.

On January 3, 2023, the Company issued the January 2023 Note in the amount of up to $500,000 to Ananda Small Business Trust, an affiliate of the Sponsor. January 2023 Note bears no interest and the principal balance is payable on the date of the consummation of the Company’s initial business combination. The January 2023 Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the note and all other sums payable with regard to the note becoming immediately due and payable.

In connection with the Trust Agreement Amendment, the Sponsor has agreed to make available to the Company an aggregate amount of up to $990,000 to be used only for expenses accrued in connection with the extension of the date by which the Company must consummate an initial business combination, pursuant to the Extension Note. The Extension Note is non-convertible and bears no interest, and the principal balance is payable by the Company on the Maturity Date, as defined in the Extension Note.

On May 10, 2023, the Company issued the May 2023 Note, in the amount of up to $500,000 to the Sponsor of the Company. The May 2023 Note bears no interest, and the principal balance is payable on the date of the consummation of the Company’s initial business combination. The May 2023 Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the note and all other sums payable with regard to the note becoming immediately due and payable.

We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (which interest shall be net of taxes payable and excluding deferred underwriting commissions) to complete our initial business combination. We may withdraw interest to pay taxes, if any. Our annual income tax obligations will depend on the amount of interest and other income earned on the amounts held in the trust account. To the extent that our ordinary shares or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

After completion of our IPO, we had available to us $1,450,000 of proceeds held outside the Trust Account. We will use these funds primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, structure, negotiate and complete a business combination, and to pay taxes to the extent the interest earned on the Trust Account is not sufficient to pay our taxes.

In addition, we could use a portion of the funds not being placed in trust to pay commitment fees for financing, fees to consultants to assist us with our search for a target business or as a down payment or to fund a “no-shop” provision (a provision designed to keep target businesses from “shopping” around for transactions with other companies or investors on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into an agreement where we paid for the right to receive exclusivity from a target business, the amount that would be used as a down payment or to fund a “no-shop” provision would be determined based on the terms of the specific business combination and the amount of our available funds at the time. Our forfeiture of such funds (whether as a result of our breach or otherwise) could result in our not having sufficient funds to continue searching for, or conducting due diligence with respect to, prospective target businesses.

Going Concern

We anticipate that the $50,274 of cash held outside of the Trust Account as of March 31, 2023, might not be sufficient to allow the us to operate for at least the next 12 months from the issuance of the unaudited condensed financial statements, assuming that an initial business combination is not consummated during that time. Until consummation of our initial business combination, we will be using the funds not held in the Trust Account, and any additional Working Capital Loans from the initial shareholders, IOAC’s officers and directors, or their respective affiliates, for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the initial business combination.

None of the Sponsor, officers or directors are under any obligation to advance funds to, or to invest in, IOAC. If we are unable to raise additional capital, we may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of our business plan, and reducing overhead expenses. We cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about IOAC’s ability to continue as a going concern for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. In connection with IOAC’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” IOAC has until July 29, 2023 (or such earlier date as determined by the IOAC Board) to consummate an initial business combination. It is uncertain that IOAC will be able to consummate an initial business combination by this time. If an initial business combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of IOAC. Management has determined that the mandatory liquidation, should an initial business combination not occur, and potential subsequent dissolution raises substantial doubt about IOAC’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should IOAC be required to liquidate after July 29, 2023 (or such earlier date as determined by the Board).

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of March 31, 2023. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than as described below.

On April 17, 2021, IOAC issued the IPO Promissory Note in the amount of up to $300,000 to the Sponsor to be used for a portion of the expenses of the IPO. The IPO Promissory Note was non-interest bearing, unsecured and due at the earlier of December 31, 2021, or the closing of the IPO. A portion of the loan was repaid upon the closing of the IPO out of the offering proceeds not held in the Trust Account. The IPO Promissory Note, in the outstanding amount of $122,292, was repaid following the consummation of the IPO on November 5, 2021. As of March 31, 2023 and 2021, IOAC had no borrowings under the IPO Promissory Note.

On September 7, 2022, IOAC issued the September 2022 Note in the amount of up to $500,000 to Ananda Trust. The September 2022 Note is unsecured and bears no interest and the principal balance is payable on the Maturity Date. On or before the Maturity Date, Ananda Trust has the option to convert all or any portion of the principal outstanding under the September 2022 Note into Working Capital Shares at a conversion price of $10.00 per share. The terms of the Working Capital Shares, if any, would be identical to the terms of the Private Placement Shares issued by IOAC at the time of its IPO. The September 2022 Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the September 2022 Note and all other sums payable with regard to the September 2022 Note becoming immediately due and payable. The conversion feature included in the September 2022 Note does not meet the definition of a derivative instrument. As of March 31, 2023, there was $500,000 outstanding under the September 2022 Note.

On January 3, 2023, IOAC issued the January 2023 Note, in the amount of up to $500,000 to Ananda Trust. The January 2023 Note has the same terms as the September 2022 Note, except that the January 2023 Note is non-convertible. The principal balance is payable on the date of the consummation of IOAC’s initial business combination.

On January 19, 2023, IOAC issued the Extension Note in the aggregate principal amount of up to $990,000 to the Sponsor, pursuant to which the Sponsor agreed to provide IOAC with equal installments of the Extension Funds, or $165,000, to be deposited into the Trust Account for each month in which the date by which IOAC must consummate its initial business combination is extended, from January 29, 2023 until July 29, 2023. As of March 31, 2023, there was $495,000 outstanding under the Extension Note.

On May 10, 2023, the Company issued the May 2023 Note, in the amount of up to $500,000 to the Sponsor of the Company. The May 2023 Note bears no interest, and the principal balance is payable on the date of the consummation of the Company’s initial business combination. The May 2023 Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the note and all other sums payable with regard to the note becoming immediately due and payable.

Certain Relationships and Related Party Transactions

On April 17, 2021, the Sponsor paid $25,000 to cover certain of our offering costs in exchange for 7,187,500 founder shares. On September 20, 2021, we effected a dividend of 1.12 shares for each outstanding Class B ordinary share, resulting in an aggregate of 8,050,000 founder shares being held by the Sponsor (up to 1,060,000 shares of which were subject to forfeiture by the Sponsor depending on the extent to which the underwriter’s over-allotment option was exercised), resulting in a purchase price of approximately $0.003 per share. The purchase price of the founder shares was determined by dividing the amount of cash contributed to us by the number of founder shares issued. As such, our initial shareholders collectively owned approximately 25% of our issued and outstanding shares (excluding any shares underlying any units our initial shareholders may purchase in the IPO and the Private Placement Shares the Sponsor intends to purchase in the private placement) after the IPO. None of the Sponsor, officers, and directors intends to purchase any units after the IPO.

We are reimbursing our Sponsor for office space, secretarial and administrative services provided to members of our management team, in the amount of $10,000 per month. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees.

Our Sponsor, officers and directors, advisers, and any of their respective affiliates, will be reimbursed for any bona-fide, documented out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made by us to our Sponsor, officers, directors, advisers, or any of their respective affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

Prior to the closing of the IPO, IOAC issued the IPO Promissory Note in the amount of up to $300,000 to the Sponsor to be used for a portion of the expenses of the IPO. The IPO Promissory Note was non-interest bearing, unsecured and due at the earlier of December 31, 2021, or the closing of the IPO. A portion of the loan was repaid upon the closing of the IPO out of the offering proceeds not held in the Trust Account. The IPO Promissory Note, in the outstanding amount of $122,292, was repaid following the consummation of the IPO on November 5, 2021. As of March 31, 2023 and 2021, IOAC had no borrowings under the IPO Promissory Note.

On September 7, 2022, IOAC issued the September 2022 Note, in the amount of up to $500,000 to Ananda Trust. The September 2022 Note bears no interest and the principal balance is payable on the Maturity Date. On or before the Maturity Date, Ananda Trust has the option to convert all or any portion of the principal outstanding under the September 2022 Note into Working Capital Shares at a conversion price of $10.00 per share. The terms of the Working Capital Shares, if any, would be identical to the terms of the Private Placement Shares issued by IOAC at the time of its IPO. The September 2022 Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the September 2022 Note and all other sums payable with regard to the September 2022 Note becoming immediately due and payable. As of March 31, 2023, there was $500,000 outstanding under the September 2022 Note.

On January 3, 2023, IOAC issued the January 2023 Note, in the amount of up to $500,000 to Ananda Trust. The January 2023 Note has the same terms as the September 2022 Note, except that the January 2023 Note is non-convertible. As of March 31, 2023, there was $500,000 outstanding under the January 2023 Note.

On January 19, 2023, IOAC issued the Extension Note in the aggregate principal amount of up to $990,000 to the Sponsor, pursuant to which the Sponsor agreed to provide IOAC with equal installments of $165,000, to be deposited into the Trust Account for each month in which the date by which IOAC must consummate its initial business combination is extended, from January 29, 2023 until July 29, 2023. As of March 31, 2023, there was $495,000 outstanding under the Extension Note.

On May 10, 2023, IOAC issued the May 2023 Note in the amount of up to $500,000 to the Sponsor. The May 2023 Note bears no interest, and it is non-convertible. The principal balance is payable on the date of the consummation of IOAC’s initial business combination.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we would repay such loaned amounts. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into Class A ordinary shares at a price of $10.00 per share, at the option of the lender. Such shares would be identical to the Private Placement Shares. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account.

The Sponsor, Cantor and CCM purchased an aggregate of 1,060,000 Class A ordinary shares at a price of $10.00 per share ($10,060,000 in the aggregate) in a private placement that closed simultaneously with the closing of the IPO. Of those 1,060,000 Private Placement Shares, the Sponsor purchased 960,000 Private Placement shares, CCM has purchased 30,000 Private Placement Shares, and Cantor purchased 70,000 Private Placement Shares. The Sponsor, Cantor and CCM are permitted to transfer the Private Placement Shares they hold to certain permitted transferees, including their respective directors, officers, and other persons or entities affiliated with or related to them, but the transferees receiving such securities will be subject to the same agreements with respect to such securities. In addition, the Private Placement Shares are not, subject to certain limited exceptions, transferable or salable until 30 days after the completion of the IPO. The Private Placement Shares will not be redeemable by us so long as they are held by the initial purchasers or their respective permitted transferees. If the Private Placement Shares are held by holders other than the initial purchasers or their respective permitted transferees, the Private Placement Shares will be redeemable by us and exercisable by the holders on the same basis as the shares and warrants included in the units sold in the IPO. Otherwise, and, except as described under “Description of Securities —Ordinary Shares — Private Placement Shares” in the final prospectus of the IPO that was filed with the SEC on October 28, 2021, the Private Placement Shares have terms and provisions that are identical to those of the public shares.

Pursuant to a registration rights agreement that we entered into with our Sponsor, our directors, our officers, Cantor and CCM on or prior to the closing of the IPO, we are required to register the offer and sale of certain securities under the Securities Act. These holders, and holders of shares issued upon conversion of working capital loans, if any, are entitled under the registration rights agreement to make up to three demands that we register the offer and sale of certain of our securities held by them under the Securities Act and to have the resale of the securities covered thereby registered pursuant to Rule 415 under the Securities Act. In addition, these holders have the right to include the offer and sale of their securities in other registration statements filed by us. However, the registration rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until the offer and sale of the securities covered thereby are released from their lock-up restrictions, as described herein. Notwithstanding the foregoing, Cantor may not exercise their demand and “piggyback” registration rights after five and seven years after the effective date of the registration statement of which this prospectus forms a part and may not exercise their demand rights on more than one occasion. We will bear the costs and expenses of filing any such registration statements.

Simultaneously with the signing of the Merger Agreement, Ananda Trust, an affiliate of our sponsor and of Mohan Ananda and Elaine Price, the Chief Executive Officer and Chief Financial Officer of IOAC, respectively, entered into the Ananda Trust Subscription Agreement with IOAC to subscribe for 1,000,000 newly issued shares of New Zoomcar common stock (following the Domestication) at a purchase price of $10.00 per share. Simultaneously with the signing of the Merger Agreement, Ananda Trust also invested an aggregate of $10,000,000 in Zoomcar, in exchange for the Ananda Trust Note. At the Closing of the Merger, Zoomcar’s repayment obligations under the Ananda Trust Note will be offset against Ananda Trust’s payment obligations under the Ananda Trust Subscription Agreement and Ananda Trust will receive newly issued shares of New Zoomcar common stock in accordance with the terms of the Ananda Trust Subscription Agreement. In the event that the Business Combination is not consummated by the one-year anniversary of the Ananda Trust Note (or upon the earlier termination of the Merger Agreement), the Ananda Trust Note issued by Zoomcar in consideration of the Ananda Trust Investment will be exchanged for a new convertible promissory note issued by Zoomcar, and such note will be convertible upon the consummation of a subsequent financing in which Zoomcar raises an aggregate of at least $5 million, and the Ananda Trust Subscription Agreement will terminate automatically.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of executive compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our IPO or until we are no longer an “emerging growth company,” whichever is earlier.

Critical Accounting Policies

The preparation of unaudited condensed financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Ordinary Shares Subject to Possible Redemption

We account for our ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ (deficit) equity. Our ordinary shares feature certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, ordinary shares subject to possible redemption is presented as temporary equity, outside of the shareholders’ (deficit) equity section of our condensed balance sheets. IOAC recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid in capital and accumulated deficit.

Net Income (Loss) Per Ordinary Share

We apply the two-class method in calculating earnings per share. Net income (loss) per ordinary share is computed by dividing the pro rata net income (loss) between the redeemable ordinary shares and the non-redeemable ordinary shares of by the weighted average number of ordinary shares outstanding for each of the periods. The calculation of diluted income (loss) per share does not consider the effect of the warrants issued in connection with the IPO since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on IOAC’s financial statements.

INFORMATION ABOUT ZOOMCAR

Mission

Zoomcar’s mission is to transform the urban mobility landscape across emerging market countries by connecting individuals with short and medium-term transportation needs with vehicle owners through the convenience of our scalable digital platform designed to provide persons seeking short-term vehicle use with personalized travel solutions while also providing entrepreneurial opportunities for vehicle owners to financially benefit from sharing their car within their community.

Overview

Zoomcar, headquartered in Bangalore, India, is a leading emerging market-focused online car sharing marketplace, based on the number of current vehicles and active users on our platform. Our platform enables Hosts and Guests to connect and share the use of a Host’s car, made available to Guests at mutually convenient locations.

Founded in 2012, our growing online platform facilitates mobility in emerging markets, where convenient, cost-efficient transportation options are limited. Guests on our platform browse and choose from a range of available car models, makes, sizes and price points to book vehicles listed on our platform by Hosts. Hosts, in turn, can turn underutilized vehicles into revenue-generating opportunities by sharing their cars with individuals who require a car to satisfy leisure, work or other short to medium-term transportation needs.

We believe our business model is particularly well-suited to emerging markets because of the transportation challenges faced by urban residents in these areas. In the markets that Zoomcar serves, the costs of car ownership can be prohibitively high relative to average personal income levels, with less than ten percent of persons in these markets owning a car. At the same time, these individuals typically lack access to alternative transportation modalities that are sufficiently convenient or affordable. These same markets also have growing middle classes, rapidly urbanizing metropolitan areas, and vast numbers of young, tech-fluent citizens. In total, these overarching demographic trends all contribute to management’s estimated total addressable market (“TAM”) of $90 billion by 2025, as further described under the heading “Market Opportunity” below.

Already present in over 50 cities across four countries, we plan to continue evolving our platform offerings to meet Guests’ mobility needs in ways that are convenient, modern and cost-efficient, providing both transportation solutions and entrepreneurship opportunities within the communities where we operate. Our business model has evolved since our inception, as our platform originally offered short-term rental of vehicles owned or leased directly by Zoomcar. Between 2018 and 2020, we began shifting the focus of our technology and product development efforts towards capabilities relevant to our current “asset-light” business model focused on our digital platform for peer-to-peer car sharing. We completed our business model shift during the second half of 2021. Until October 2021, we operated exclusively in India, but have since expanded into Egypt (October 2021) and Indonesia (March 2022). Over time, we have expanded our platform’s functionality, and we continue to evolve our offerings as consumer preferences change.

Our technology is the backbone of our peer-to-peer car sharing platform. We employ a technical staff of approximately 125 persons to develop and refine the artificial intelligence and machine-learning algorithms that, among other things, help to optimize pricing models, determine appropriate damage coverage options for Guests, present Hosts and Guests with opportunities for ratings-based rewards and to monitor appropriate use of our platform. Our platform provides powerful tools for vehicle searching and discovery, Host and Guest chat and vehicle and driver tracking and ratings features. Highly-ranked Hosts with multiple vehicle offerings and highly rated prior hosting experiences can earn favorable placements for their vehicles on our platform. Guests can use the Host ratings and reviews shared on our platform to choose vehicles that best suit their needs and preferences. Our customized GPS-enabled vehicle tracking systems allow us to integrate Guest driving data into our computation of “driver scores” which comprise an important part of the feedback and review systems that collectively foster a trust-based community of Zoomcar platform users. We supplement our core platform technology through a software-enabled keyless entry application that is deployed across the vast majority of Host vehicles, thereby enabling Guests to access booked vehicles in a contactless fashion through their personal smartphones.

As of November 30, 2022, we had over 22,805 Active Hosts (defined as Hosts that have listed a vehicle on our platform within the prior three (3)-month period) and 3.3 million active Guests (defined as Guests who have searched our platform for vehicles or bookings within the preceding twelve (12)-month period) participating in our marketplace. Over time, Zoomcar plans to further increase penetration within its existing markets and, in the future, to expand into additional countries.

How our Platform Works

Accessing Our Platform

●	Hosts: Our platform is designed to make it quick and easy for vehicle owners to create a “Host” account, complete our onboarding and registration process (i.e., add basic profile and vehicle information, which is then validated by Zoomcar), create attractive vehicle listings and connect with Guests seeking to book trips. Our platform includes AI and machine-learning-developed functionality that enable Hosts to manage their vehicle listings and rewards, pre-set booking parameters, optimize discretionary booking price elements and exchange messages with Guests as needed. Prior to listing a vehicle on the Zoomcar platform, the Host is encouraged to install a customized IoT device pre-programmed by Zoomcar to enable GPS tracking and data collection by Zoomcar and keyless, digital vehicle access by Guests.
●	Guests: Guests seeking vehicles establish an account on our platform by providing basic identification, driver’s license and payment information. Guests browse our vehicle catalogue to find cars sorted by a variety of criteria to meet their transportation needs. Our platform is intended to be both efficient and highly personalized, incorporating search-and ranking-based algorithms powered by back-end data science models that use historical bookings and recent search data, to offer the most personalized vehicle catalogue results to the Guest. Our platform functionality is constantly evolving and improving, often in response to feedback from Guests, whose ratings and reviews are at the core of the community-driven ethos of our platform.

Browsing and Selecting Vehicles

Our platform allows Guests to search listed vehicles in our catalogue across multiple criteria, including price, location, car type, rating, and other relevant parameters. Although listings on our platform change over time, there are generally a wide variety of vehicles available to Guests, including numerous options for compact cars, sedans, SUVs and oftentimes luxury, electric, or other premium vehicles; many listed vehicles have specific features, such as luggage racks, extra trunk storage, children’s car seats and other criteria that Guests find desirable for specific use cases (such as, for example, a weekend get-away trip, moving homes or a family vacation). The density of vehicles available to Guests across cities within our current markets, particularly in the largest urban areas, enables most Guests to identify and book vehicles at locations close to their homes or workplaces. The platform also allows certain highly-ranked Hosts to provide Guests an option of doorstep delivery, therein providing incremental last-mile convenience to the Guest. Guests can observe reviews by other Guests when choosing vehicles, which helps to further build out a community of trust and transparency between Guests and Hosts.

Bookings

Guests book and pay for the use of vehicles directly through our platform through our mobile applications (Android and iOS) or website. We refer to a scheduled trip or other vehicle use case (e.g., booking a car for a three-day leisure outing) as a “trip,” and a trip arranged through our platform as a “booking.” We consider a booking to be complete when a Guest selects a listed vehicle for a trip and pays Zoomcar the upfront portions of the total trip fees, as further described under the heading “Payments/Revenues” below. Guests can view upcoming and past bookings within our app and can also extend or modify bookings through the platform (with associated fees, as applicable). Guests can also start and end bookings remotely from their mobile app and have opportunities to accumulate or redeem rewards and incentives associated with trips they complete with booked vehicles, as further described below.

Trips

Once a Guest has booked a vehicle, the Guest receives information from our platform to access the vehicle and start their trip. To access the booked vehicle, the Guest most commonly unlocks the booked car through a keyless entry process connected to the in-vehicle hardware installed on the Host vehicle. Our mobile apps enable Guests and Hosts to communicate via messenger and email as necessary to coordinate any logistical details or answer any other related question. Once a trip is complete, the Guest must return the booked car in the same condition as when the trip commenced and pay any additional associated fees that were not due upon booking, such as fuel charges or vehicle damage penalties.

Payments/Revenues

Guests pay Zoomcar certain fees upon booking a vehicle. These fees typically include an “upfront booking fee” (less any applicable discounts and credits), a trip protection fee and a platform convenience fee. Other charges, such as fuel refilling or vehicle damage related charges, if incurred, are paid by Guests upon trip completion. We currently accept online payments via credit card debit card, online banking, and digital payment alternatives such as UPI (in India) and other country-specific digital wallet platforms. We plan to accept additional forms of payment as new digital payment modes become available in our markets. We refer to the total payment from a Guest in respect of a completed trip as the “Gross Booking Value” or “GBV”; we use “Average Transaction Value,” or “ATV,” to refer to the average GBV per booking during a particular time period and “booking days” to refer to the total days (24 hours, measured in minutes) during a given measurement period that one or more vehicles on our platform is booked and used for a trip. Certain portions of the GBV associated with each trip are paid 100% to the Host (e.g., fuel costs) and other portions are retained 100% by Zoomcar (e.g., value added trip protection fees); the balance of fees paid by Guests are apportioned 60% to the Host and 40% to Zoomcar. For more information on allocation of revenue between Hosts and Zoomcar, please see the section titled “Zoomcar Management’s Discussion and Analysis — Standard Booking Flow.”

Rewards and Incentives

We utilize certain rewards and incentives to encourage repeat and incremental transactions on our platform. For example, Guests that refer new customers to Zoomcar receive redeemable credits when new users complete bookings; we also make similar referral benefits available to Hosts who refer new Hosts to the platform. We also have a “Z points” loyalty program, which involves discounts or credits offered to Guests that they can redeem when booking subsequent trips on our platform.

Industry and Consumer Preferences

Our platform is designed around consumer preferences and aims to provide smart transportation solutions within urban communities across emerging market countries. Mobility options are currently limited in the markets we serve and the transportation options that are currently available are often outdated, expensive and, in many cases, inflexible and inconvenient for short-term needs. Our business model and platform offerings continue to evolve with changing consumer expectations and the observable shift in emerging market populations toward personalized, digitized goods and services offered on-demand. We believe that our positioning in most major cities in the four countries in which we currently operate, together with our scalable technology and platform features, make Zoomcar well-positioned to continue attracting customers from addressable markets with few parallels in terms of scale and size. As further described below, based on publicly available population and economic data published by the United Nations, Fitch and other sources, coupled with Zoomcar management estimates informed by professional experience, we estimate that, by 2025, our platform will have a serviceable addressable market of approximately $20 billion, assuming a penetration rate of less than 25% among potential customers expected to fall within certain demographic parameters, and a TAM of $90 billion, assuming broader adoption across a potential customer base that includes Hosts and Guests across the 25 countries we identify as our core target market.

Limitations of Current Mobility Offerings in Emerging Markets

With the rapid transition to digitally-enabled consumer services, the limitations of the present mobility options in emerging markets have become more apparent:

●	Personal car ownership is expensive, inefficient and not scalable for most of the urban population. Publicly available predictive demographic data suggest that, by 2025, there will be an estimated population of 1.8 billion across “our target urban centers within these emerging market countries,” defined to include 25 countries located within Southeast Asia, countries situated in and around the Middle East and North Africa, Latin America and Central Asia (“MENA”), with corresponding vehicle ownership which we estimate (assuming a 5% compound annual growth rate) to exceed 200 million cars across our target emerging markets during the same time period. Even with this seemingly large number of cars, personal vehicle ownership rates currently remain below 10% across a majority of our target emerging markets economies. Further, in contrast to Western markets, owning a car in emerging markets can be prohibitively expensive relative to average incomes. High import duties and excise taxes in many emerging markets contribute to expensive upfront vehicle prices. At the same time, the used car market in emerging markets remains largely decentralized, unorganized and offline, thereby making it more challenging for consumers to obtain transparent, affordable pricing for quality vehicles. Additionally, the vehicle financing market remains largely undeveloped in our target emerging markets, as interest rates may be between 10% and 15%, with many financiers requiring down payments of 20% to 30% or higher. Additionally, even traditional car leasing options are in short supply in many emerging markets given the relatively high interest rate environment and lack of robust, reliable credit data, combined with other barriers to entry that may be presented by local regulatory considerations.

●	Ride sharing solutions (similar to Uber or other local market equivalent) cover very different consumer use cases and do not meet longer-distance travel requirements. Ride sharing solutions generally serve limited use cases that are focused on intra-city point-to-point travel. We believe the majority of ride sharing use cases are for trips under 15 miles, above which the pricing becomes unattractive to most consumers, as pricing models need to take into account the costs associated with the driver’s return trip, which we believe may add between 20-30% to the overall trip price. In addition to being a more cost-effective alternative to ride sharing, we believe that car sharing offers advantages relating to autonomy, privacy, convenience and comfort. Moreover, the range of vehicle options available through a car sharing platform greatly outweigh those options available under a ride-hailing option.
●	Traditional car rental and chauffer services in our target emerging markets are generally unorganized, largely offline, and oftentimes still come with a driver included. A collection of smaller, largely offline operators provides car rental services to the end consumers needing cars for personal use in our target emerging markets. In the absence of traditional car rental companies, these local “mom and pop” providers offer less standardized services that do not provide the driver with significant choice or price transparency (e.g., many still require an upfront cash deposit). Additionally, the offline providers typically do not have broad local presences and are thus unable to offer value added services like home delivery or flexible vehicle extensions. The unorganized rental providers also focus on offline fulfillment which is not digitally enabled and therefore require significant manual intervention to start the trip. A final key distinction with traditional car rental service providers in our target emerging markets is that many remain focused on providing the vehicle alongside a chauffeured driver, thereby adding to the expense of the car use.

Evolving Consumer Expectations

In parallel with the limitations of present mobility options in our target emerging markets, consumer expectations are also evolving, with discernable and dynamic shifts among tech-enabled emerging market populations. The following are some key developments that Zoomcar management views as shaping current evolutions in personal mobility:

●	Mobile-app-based, on-demand solutions offer improved levels of customer convenience and flexibility. Over the past decade, mobile technology usage has proliferated across our target emerging markets, and we believe consumers now expect digital access to a wide range of goods and services including dining, personal shopping, travel and tourism, hospitality and entertainment services. Industries that were once largely offline have become more digitally connected to their end consumers, thus creating expectation among consumers of on-demand access to transactions and services. Successful businesses have effectively leveraged technology to provide personalized, dynamic experiences that adjust to meet the ever-evolving needs of the consumer.
●	Consumers have come to expect seamless, frictionless mobility options as the default across our target emerging markets. We believe on-demand, hyper-local mobility options are becoming readily available, standard experiences for consumers. Micro-mobility options, such as scooters and point-to-point cab trips (ride-hailing) are examples of transportation services that have become or are becoming digitized across emerging market cities. As these trends continue, we believe consumers expect agile, convenient modes of transportation, in contrast to legacy chauffeur driven or traditional rent-a-car services. We believe that consumers are increasingly expecting a digitally enabled, frictionless travel experience representing a fundamental paradigm shift from just a decade ago when consumer travel experiences such as ride-hailing and car rental tended to occur primarily offline. The new mobility services of recent years help offer the consumer exceptional convenience with greater flexibility and affordability. We believe the fundamental insight behind these newer platforms is that today’s consumers value access over ownership and prefer to save time while also enjoying more personalized experiences.
●	Solutions combining micro-entrepreneurship and efficient use of assets at scale are gaining momentum. In recent years, we believe global technology platforms have consistently offered individuals more opportunities to participate in their “scale -up” journeys. Mobile apps focusing on consumer services offer individuals an opportunity to rent out or sell products as part of their broader marketplace participation. These platforms allow individuals to essentially grow and scale a business on the applicable platform. Combined with trends toward more flexible working arrangements following the COVID-19 pandemic and less commuting, individuals are able to leverage additional available time by collaborating with a technology platform on bespoke entrepreneurial arrangements.
●	As urban incomes across our target emerging markets rise, domestic tourism is also flourishing. Among the more pronounced macro trends across our target emerging markets during the past decade is what we believe to be the increasingly high urbanization rates in the largest emerging-market cities. During this time, populations in these cities have generally trended younger, with a strong emphasis on upward mobility. During the global COVID-19 period and ensuant periods of restrictions on mobility and public health concerns, more localized tourism within our target emerging markets has become popularized, perhaps bolstered by the pervasive popularity of social media and young tastemakers continuously highlighting domestic travel destinations that others visit for photo opportunities and short-term leisure trips. International travel restrictions tied to COVID-19 also played a powerful role in helping to shape this customer behavior as consumers tended to opt for local discovery rather than expensive travel abroad. Zoomcar believes that the trend towards domestic, short-term travel will continue, given the increased emphasis on domestic travel destinations for consumers across our target emerging markets.

Market Opportunity

Transportation ranks among the top household expenses across emerging markets, representing, in many cases, as much as 20% of average annual income per household. As a peer-to-peer car sharing platform that emphasizes convenience and affordability for Guests and income-generating potential for Hosts, we believe that our scalable platform is well-positioned to provide mobility solutions to Guests and Hosts across the markets in which we currently operate and those in which we may operate in the future. Zoomcar management evaluates potential revenue opportunity for our platform in terms of serviceable addressable market (“SAM”), representing an estimate of total potential platform revenue opportunities, assuming, among other inputs, that a portion of the aggregate population meeting certain core demographic criteria described below engages in transaction on our platform, and TAM, representing an estimate of total potential platform revenue opportunities, assuming, among other inputs, that the entire population meeting the core demographic criteria engage in transactions on our platform. Our estimates of SAM and TAM are based on a number of assumptions, discussed in greater detail below, many of which are forward-looking and are premised on facts and circumstances that may or may not reflect actual results. In addition to incorporating Zoomcar management assumptions based on industry knowledge and professional experience, our addressable market estimates reflect publicly-available demographic, economic and transportation-related information published by the United Nations, Fitch and other sources.

Serviceable Addressable Market

We regard SAM as an indicator of our potential near-term or medium-term revenue potential based on our current platform offerings, subject to various contingencies and assumptions. Zoomcar management currently estimates our annual global SAM opportunity to be approximately $20 billion, taking into account publicly-available demographic and other predictive population data through 2025 and assuming that, within the same time period, our customer base expands to a total of 75 million Guests from among the total estimated population expected, by 2025, to have the following attributes (collectively, our “core demographic criteria”): residing in an urban center within one of Zoomcar’s 25 target emerging market countries; having annual reported income within the top 65th percentile within the country of residence; between 18 and 50 years of age; and holding active drivers licenses. Based on publicly-available demographic and economic data and Zoomcar management analysis, 310 million people across our target emerging markets are expected to meet these demographic criteria by 2025; we estimate, for purposes of SAM, that approximately 24% of this total population cohort, or 75 million persons, could book vehicles on our platform by 2025. We have also assumed, for purposes of estimating SAM, that, by 2025, our ATV will be $50 (representing a reduction in our ATV of $84 as of November 30, 2022, as we expect that, over time, a larger proportion of our total use cases will consist of shorter trips) and that Zoomcar’s revenue share of total GBV will be approximately 40%. Our estimate of SAM is not a forecast or prediction of Zoomcar’s expected operating results and is merely an estimate of Zoomcar management’s view of our addressable market, assuming, among other things, availability of quality vehicles, participation in our platform by Guests and Hosts, consistency of economic, global health and other conditions that affect our business, our customers and the markets in which we operate.

Total Addressable Market

We view TAM as an estimate of our platform’s total revenue potential by 2025, reflecting publicly-available demographic and economic data, as well as management estimates informed by industry knowledge and professional experience. We estimate that, by 2025, our annual global TAM opportunity may expand to approximately $90 billion, using the same broad-based criteria and methodology as our estimate of SAM, and assuming, for purposes of estimating TAM, that all of the persons expected to meet our core demographic criteria in 2025 are Guests engaging in transactions on our platform. For Zoomcar to achieve results approaching this TAM would require, among other things, expansion of our current platform functions and capabilities to meet a broader range of mobility needs and use cases and significant increases in listed vehicles and density of listings, resulting in more bookings and increased booking days by customers within our target emerging markets. As with our estimate of SAM, Zoomcar management’s estimate of TAM is not a forecast or prediction of Zoomcar’s expected operating results but is intended solely as an estimate of the total market and revenues potentially available to us based on demographic data and management’s assumptions, informed by professional experience and industry knowledge, without attempting to take into consideration the numerous additional factors impacting our business, our customers and our target emerging markets.

Comparison to Western Markets

Compared to Western markets, we believe our addressable market, and by extension, our total potential for revenue generation, to be larger than if we operated in Western markets. Among the reasons for this belief, the infrastructure, traffic challenges and low vehicle ownership rates among emerging market cities and populations create a broader need for shorter-distance transportation solutions in emerging markets, where current offerings tend to be more expensive, less flexible and less personalized than booking a vehicle through our platform to meet specific travel needs.

Zoomcar’s Platform Solutions

We believe Zoomcar is positioned to lead a shift in emerging market mobility solutions to a digitally enabled, hyper-local, personalized service offering for end consumers. Through our car sharing marketplace, we are pioneering a form of mobility offering that connects Guests with a network of privately owned vehicles from which they can select cars and Hosts that align with specific, short and medium-term travel needs. Zoomcar’s hyper-local, peer-to-peer car sharing marketplace provides Guests with an affordable and flexible way to access the convenience of having a private car of their choosing without the expense of having to purchase or finance and maintain a vehicle. Our platform also provides Hosts with the ability monetize otherwise underutilized assets, thus facilitating micro-entrepreneurship through a socially-conscious, community-based asset-sharing model.

●	Economics: Affordable for Guests and Income-Generating for Hosts. For many Guests, we believe that owning a car is not economical, given prohibitive vehicle pricing in our target emerging markets, coupled with lack of financing opportunities and limited pre-owned vehicle markets. Instead of buying a car that, for most consumers is likely to sit idle during large portions of a day (e.g., in a parking lot during working hours), and even more likely to be underutilized among emerging market customers in view of constraints arising from prohibitive traffic patterns and poor infrastructure, our platform offers Guests the opportunity to temporarily use a car on an as-needed basis, paying only for use of a car as required. For Hosts, Zoomcar’s platform provides the chance to offset some of the cost of vehicle ownership through income generation opportunities. Our platform, through its flexible, multi-purpose technology, is also able to identify times when a Host is most likely to profit from car sharing and highlights these entrepreneurial opportunities to allow Hosts to optimize pricing for bookings, thereby assisting Hosts in maximizing income generation by listing vehicles on our platform.
●	Flexible Use Cases. Our platform allows Guests and Hosts to tailor and customize the way cars are used. Longer car trips (above 15 miles), which are not economical through ride sharing services, represent the vast majority of bookings on our platform. However, given the numerous listed vehicles distributed across nearly all parts of our most populous urban markets, our platform also enables users to book cars for shorter, intracity errands or short-duration leisure trips. Our platform also enables Guests to transition seamlessly from short duration usage to long duration usage depending on the Guests plans, thus removing the rigidity that comes with a rental car or chauffeured transaction.
●	Accessibility and Ease of Use. Our online, app-based platform allows Guests to set up accounts and transact in just minutes. Through a higher personalized search function, which can filter results by price, location, type of car, rating and other salient features, Guests are afforded the ability to bypass tedious phone calls with agents and waiting times that are associated with traditional car rental. Hosts are able to install our keyless entry devices within their vehicles at one of our authorized installers in under an hour and can effortlessly optimize their vehicle pricing and specific listing terms, thus becoming the Hosts’ “back office” for their car sharing.

Competitive Advantages

Zoomcar’s primary value proposition as a platform stem from the incredible depth and breadth of vehicles offered to Guests combined with an innate ability to provide consistent hyper-local convenience and flexibility across each transaction:

●	Unique Inventory. As of November 30, 2022, based on information provided by our Hosts, the vehicles listed by most of our approximately 22,805 current Active Hosts are not shared with persons other than the car owner or used other than for personal use. We currently have approximately 460 vehicle models that are listed on our platform by Hosts at thousands of pick-up locations across India, Indonesia and Egypt. The number, size, model and makes of the vehicles listed by Hosts change from time to time but generally include a wide range of different vehicles, including SUVs, compact cars, sedans and electric vehicles. For the six months ended September 30, 2022, 34% of our GBV was generated by trips booked with SUVs or other premium-segment vehicles, 18% of GBV was generated from trips involving newer-model cars (manufactured in 2021 and 2022), and 83% of our GBV was generated from vehicles ranked among the 20 top-selling new vehicle models within the markets in which we currently operate. We believe that the volume and diversity of vehicles offered by Hosts through our platform is one of our greatest assets in attracting Guests, particularly when contrasted with the cars that tend to be available through many traditional car leasing businesses in our core markets, many of which offer a more limited selection of vehicles. By offering Guests greater choice, convenience, flexibility, and comfort, we are able to reinforce positive associations with our brand and are more likely to receive positive feedback from Guests, who, consequently, are more likely to remain loyal to our platform once they have had a positive experience with a first booking or initial trip.
●	Convenience. The number of Host vehicles available on our platform, as well as the high geographic concentration of such vehicles, particularly in the largest urban areas in which we operate, maximizes Guest convenience by reducing travel time to vehicle pick-up locations. Even if part of an individual’s travel plan involves other modes of transportation such as plane travel, Zoomcar’s substantial presence in the urban areas where we operate make our platform a good option for seamless last- mile connectivity. Further, our strong hyper-local proximity helps unlock a litany of shorter-duration, in-city use cases that encourage more frequent platform usage and complements robust organic demand for longer-duration, out-of-city travel. Strong vehicle density also helps enhance overall demand (particularly related to augmenting demand for shorter duration weekday use cases) for car sharing in our core markets, as it dramatically helps improve the convenience of the platform. As our platform increasingly benefits from network effects, we expect to further improve listed vehicle density in our largest cities (as shown below):

Hyderabad

Bangalore

Delhi NC

*	Registered host vehicles as of November 30, 2021
**	Registered host vehicles as of November 30, 2022

●	Affordability. Compared to more traditional transportation offerings in our target emerging markets, such as chauffeured car services, we believe our platform offers an economically better value proposition to our Guests. For example, depending on the distance and use case, we estimate, based on our experience and customer feedback, that the cost of booking a mid-range priced car on our platform would cost significantly less than it would cost to rent a chauffeured car for the same trip. As our marketplace continues to grow, we believe that our platform’s affordability advantages over alternative mobility solutions will continue to improve, due to increasing numbers and varieties of vehicles being offered to Guests at a broader range of prices.
●	Customer Loyalty. We have a highly engaged community of Hosts and Guests, many of whom regularly share their feedback on our platform. We monitor platform feedback on an ongoing basis, and the input we receive from Hosts and Guests informs the ways in which we continue to evolve platform tools and functionality. We track Host and Guest bookings over time and use the data to determine incentives and rewards and to develop customized offerings upon subsequent bookings. Highly-ranked Hosts have access to particular benefits that are intended to reinforce their continued participation in our marketplace, including by opening to them additional price optimizing and revenue-earning features. Guests, in turn, also receive rewards and benefits based on repeat bookings. Our referral program, which is currently offered to Guests and Hosts, rewards existing customers for bringing new customers to our platform.

The following chart shows, quarter over quarter, the proportion of our total bookings that were made by Guests that had previously booked at least one trip on our platform during the period from Q3 2021 through Q3 2022:

●	Culture and Team. Our team’s commitment to building a marketplace to facilitate better use of personal vehicles through car sharing is critical to our success. Our management team has deep domain experience across marketplaces in our core geographies and the largest addressable markets, including India and Southeast Asia. Over the years, we’ve been recognized by several publications for our employee-centric work culture, and we view our retention levels, particularly in technical roles, as an indicator of the strength and longevity of our team.

Our Technology

The backbone of Zoomcar’s peer-to-peer sharing platform is our technology — a mobile-focused platform that connects Hosts and Guests and enables them to transact in a customer feedback-informed marketplace designed to make better use of community resources. Our applications leverage data science, machine learning and advanced computer vision capabilities to offer Hosts real-time dynamic pricing capabilities, algorithmically designed ratings-based listing positioning and enhanced protection through image recognition technology, among other features. With Zoomcar, Hosts enjoy significant flexibility in listing their vehicles and dynamically adjusting availability and price. The platform also provides Hosts with powerful tools that help them to understand Guest demand at a granular, near-real-time level so they can better optimize their offering to prospective Guests. Guests, in turn, are able to search listings by vehicle type, location, price, trip types and other categories to identify cars to fit specific needs. Our platform does not restrict use cases and, instead, allows for a wide array of trip lengths ranging from a few hours up to several months.

Core Platform Technologies

Our platform technologies are comprised of several key elements that underpin the essence of the customer experience that our platform provides for Hosts and Guests:

Catalogue and Filtering. We structure our listed vehicle “catalogue” in a manner designed to allow Hosts to easily add new vehicle listings and which places listed vehicles in the categories designed to enables Guests to search for cars that meet their needs quickly and efficiently. The vehicle catalogue is highly personalized for each Guest based on previous booking and search history on the platform, thereby augmenting the likelihood of an ultimate booking conversion.

Search and Sort Relevance. Our search-and-ranking-based algorithms are powered by back-end data science models that take into consideration Guest preferences based on historical bookings, combined with most-recent search data. The overarching system goal is to improve Guests’ search experience to aid the platform to convert searches into bookings. Among the key variables that our search-and-ranking-based algorithms take into consideration are a Guest’s desired booking timeframe, location, vehicle category, duration, and price point.

Pricing. Our pricing engine is highly dynamic and is layered over our Host-selected pricing and discounting capabilities to create a more optimized overall Host earning experience. This dynamic pricing engine complements a core platform pricing structure that allows, and recommends, Hosts to set minimum and maximum prices for their platform listings. This pricing engine helps the host to maximize earnings on the platform and provides them with a powerful tool to best position their listing(s) relative to other Hosts on the platform.

Ratings and Review. Our rating and review system is connected back to our search-and-ranking-based algorithms in order to provide a more holistic, more relevant overall search experience for the Guest. By combining Host ratings and reviews into our overall search-and-ranking-based algorithms, the platform is able to highlight particular Hosts who are more likely to deliver a better overall booking experience to the Guest. Prominently featuring highly rated Hosts helps to ensure a high-quality assortment of options for Guests and helps inculcate more platform trust and transparency. In turn, this helps to improve the Guest’s booking conversion on the platform. By indexing strongly toward highly rated Host listings with positive reviews at the top of our search algorithm, Hosts are strongly incentivized to keep delivering a stellar booking experience for the Guest. We believe that incorporating ratings and reviews prominently into our search-and-ranking-based algorithms also creates an opportunity to build a stronger long term brand loyalty with the platform.

Payments. We accept payments from Guests through various third-party payment platforms, including debit cards, credit cards, online banking, and digital wallet-based payment methods, to book vehicles. Further, to account for occasional hold-ups in processing payments that occur from time to time in our target emerging markets, our back-end payment processing tools incorporate an automatic retry framework combined with a dynamic switching engine when payment success rates are low on a particular payment gateway. Regarding our Hosts, we have designed our payment system with a view towards prompt disbursement of funds, which Hosts usually opt to receive via direct deposit into the Host’s bank account. Hosts are generally paid promptly following the completion of a trip by a Guest.

Risk and Oversight. Our driver score combined with our machine-learning-based risk models help to customize and personalize the trip protection fee for each booking. Drivers scores for Guests also form the basis for our determination, from time to time, though infrequent, whether a Guest must be permanently expelled from our platform because of behavior that does not comport with our policies, terms and conditions or that may be detrimental to our trust-based community. Our customized computer vision capabilities also allow us to match images of a Guest based on multiple forms of government identification at the time of Guest onboarding, upon a Completed Booking and upon commencement of a trip or use case, which provides another safety and accountability “check” for the benefit of platform participants.

Communication. Our communication platform allows for a dynamic customer engagement through SMS, Whatsapp, push notification and email to connect with Guests and Hosts based on specific parameters developed based on customer segment data. Our platform also provides capabilities for direct communication between a Guest and a Host, which we believe increases overall trust on the platform and which can help maximize convenience if bookings require adjustment or, for example, if Guests have trouble locating or returning vehicles or in the event a repair or safety question arises.

Photos. Our platform encourages Hosts to take high-quality images of their vehicles in order to create compelling listings intended to attract bookings. Guidance and instruction on taking and uploading high-quality images and creating vehicle listing descriptions likely to attract Guests are provided to Hosts through our platform as part of the onboarding and listing process. The platform also shares Guest-sourced image-quality feedback directly to Hosts to help improve the overall quality of the images associated with particular vehicle listings.

Data and Tracking

At the core of our custom-built tools and machine-learning-driven insights is our proprietary data collected from millions of trips completed since inception. We use the data that we collect from Hosts and Guests to inform our evolving platform functionality to meet customer needs and preferences. For example, our platform provides Guests with personalized pricing and specific catalogue-based recommendations depending on the Guest’s prior search and booking history. For Hosts, Zoomcar offers specific pricing and discounting recommendations to help them maximize earnings on the platform.

Most of our driver data is collected via the customized software-enabled devices that we recommend to Hosts as part of the onboarding process. Zoomcar recommends the Host visits a Zoomcar pre-approved service location to affix the device prior to their vehicle listing.

The devices also facilitate 24/7 GPS monitoring by Zoomcar of in-trip vehicles. GPS tracking is critical to our ability to offer Guests roadside connectivity assistance services (as further described below) and to help identify and resolve problems in the event of an emergency or damage to a Host vehicle. Through this GPS monitoring, our propriety technology collects the driving data we use to customize, and continually improve, our platform tools and capabilities.

Platform Participants: Hosts and Guests

Zoomcar has built a leading sharing marketplace currently in our target emerging markets. Our peer-to-peer platform connects Hosts and Guests through our marketplace and enables Guests to book from a wide variety of vehicles that are conveniently located in their community. As of November 30, 2022, we had over 22,805 registered Hosts and 3.3 million active Guests (defined as Guests who have searched our platform for vehicles or bookings within the preceding twelve (12)-month period) participating in our marketplace.

Hosts

Our platform provides Hosts, whether they own a single car or several, to realize their entrepreneurial potential and obtain a new form of financial independence. We provide a way for Hosts to generate income from their underutilized vehicles. The following are some of the most typical categories of Hosts using our platform:

●	Retail Hosts. Many Hosts list a single car on the Zoomcar platform with the objective of using car-sharing income as a way to reduce their monthly costs associated with car ownership. We refer to such Hosts as “Retail” Hosts. For these Hosts, their monthly vehicle usage is generally low and, therefore, they look to monetize the vehicle’s downtime through listing on the Zoomcar platform. This provides them with an incremental monthly income to supplement their full-time employment. The majority of Zoomcar’s active hosts fall under the category of Retail Hosts.
●	Entrepreneurial Hosts. We refer to Hosts with two to 10 listed vehicles on the Zoomcar platform as “Entrepreneurial” Hosts. Many of these Hosts started out listing just one vehicle part-time and, over time, have come to regard our marketplace as a place where they can fulfill their entrepreneurial ambition and earn a consistent income. In many instances, these Hosts use the Zoomcar platform as an opportunity to build their own small business within their own neighborhoods and broader communities. Over time, Entrepreneurial Hosts may establish long-term “fleets” of vehicles and many Entrepreneurial Hosts may become experts in leveraging Zoomcar’s platform tools and recommendations to further maximize the income they can generate from the platform. While a minority of Zoomcar’s active hosts fall under the category of Entrepreneurial Hosts, these Hosts do contribute to a majority of Zoomcar’s bookings and overall business volume.
●	Professional Hosts. Professional Hosts list more than 10 cars at a time on our platform. Their participation in our marketplace often supplements a small offline rental car operation or a group of vehicles part of a prior rental business, most commonly in more tourist-centric locations. For these Hosts, Zoomcar’s marketplace allows them an opportunity to increase fleet utilization and earn incremental income on their broader vehicle portfolio. Professional Hosts do not typically start as retail or entrepreneurial Hosts and are typically onboarded through offline business development channels and use our platform as incremental lead generation. Less than 1% of all Zoomcar Hosts currently fall under the category of professional Hosts.

The following table Illustrates hypothetical potential earnings by a Retail Host living in India who lists one vehicle on the Zoomcar platform for a three-year period, during which time the car is booked fifty percent (50%) of listed hours. This example is not representative of all trips or use cases and incorporates a number of assumptions, including that, during the three-year example, ATVs remain consistent with current ATVs and the Host receives 60% of the GBV of each trip completed throughout the period. The example ties illustrative earnings information with hypothetical information about the listed vehicle, which is assumed to be a pre-owned car in good condition recently purchased for $12,000, with a 15% down payment, that is financed at 13% APR over a 48-month period.

Year	0	1	2	3
Host Revenue Share	$0	$6,270	$6,270	$6,270

Fixed costs		$(4,396)	$(4,554)	$(4,735)
Vehicle monthly payment		$(3,284)	$(3,284)	$(3,284)
Maintenance costs		$(1,050)	$(1,208)	$(1,389)
Device chargeback		$(63)	$(63)	$(63)
Vehicle Residual Value				$3,600
Loan Paydown				$(4,080)
Annual pre-tax cash flow	$(1,800)	$1,874	$1,716	$1,055

Cumulative pre-tax cash flow		$74	$1,790	$2,845

Payback		1 Year
IRR		77%
Cash-on-cash return		2.6x

In the above example, the Host would earn $18,810 on the platform over a three-year period, excluding the effects of any taxes and assuming no vehicle repairs or damages or material credits or discounts applied to Guest bookings. Based on the assumptions set forth above, including the initial acquisition cost of the listed vehicle, we estimate that the hypothetical Host could earn a cumulative pre-tax gain of $2,845 on the purchased vehicle through our platform over three years, representing a 2.6x return on the Host’s initial investment in the car, representing a 1-year payback and a 77% 3-year internal rate of return. Based the aforementioned assumptions, the Host would earn $1,700 to $1,800 per year via our platform, after factoring in vehicle loan payment costs of $3,284 per year and estimated annual maintenance and other costs such as insurance, cleaning, parking, delivery and IoT device fees of $1,113 in Year 1, rising to $1,451 in Year 3. Assuming that the Host sells the list vehicle at the end of the third year at a 25% residual value and pays off the remainder of the 48-month loan, the Host, at that point, would net a cumulative pre-tax profit over three years of $2,845.

All of the numerical information incorporated into the example above is for illustrative purposes only, and actual results and earnings from listings vary. Additional information regarding risks associated with our business model that may impact any individual use case can be found int the section titled “Risk Factors — Risks related to our business and industry,” however, are many risks and factors that impact GBV and earnings per Host from listings on our platform.

Benefits to Hosts

Our goal relative to Hosts is to make our platform as easy and efficient to use as possible, so that Hosts can quickly create new accounts, add vehicle listings and generate income from bookings. Following are key elements of the benefits our platform provides to Hosts:

●	Income Generation. Our platform represents a marketplace of engaged Guests to which Hosts gain access when they complete our on-boarding process. Instead of leaving vehicles idle, car-owners in the emerging markets in which we operate can monetize underutilized assets in a process designed to be seamless and frictionless for Hosts. As illustrated by the example set forth above, revenues to Hosts generated through our platform can accumulate quickly and, in many cases, may not only significantly offset the costs associated with owning a personal vehicle but also represent a major potential source of income when compared to average annual income per capita in certain of the emerging markets where we operate currently, such as India. In many instances, the Host’s earnings through the Zoomcar platform are able to supplement other earnings they might enjoy from participating in other shared economy platforms.
●	Scalability and Flexibility. Our platform is designed to allow Hosts flexibility, with increasing numbers of customizable tools and functionality to accommodate Host preferences and maximize opportunities for income generation and mutual benefit. Zoomcar allows Hosts to customize their pricing and vehicle listing preferences along with the vehicle specifications that Hosts include for listing in our catalogue. Hosts can list multiple vehicles simultaneously and manage listings and bookings by mobile app or on our website.
●	Ease of Use. As our business model depends on Hosts listing vehicles on our platform, making onboarding, listing and payment processes seamless and frictionless is a major focus of our development efforts. Our platform allows Hosts to begin monetizing their vehicles from the date they register on our platform. We also provide Hosts with information, updated as our technology continues to evolve, on how to build a successful business utilizing our platform.
●	Community Ecosystem. Our ratings and feedback processes, together with continuous monitoring of the usage of our platform, contribute to the sense of community and mutual trust that our platform participants value. We aim for continuous improvement and to be of service to the communities in which we operate by providing entrepreneurial pathways for Hosts and shared personal vehicles for Guests that did not previously exist.

Platform Features for Hosts

Our platform currently provides an Android mobile application, an iOS mobile application, a website, and other associated digital tools designed to facilitate our Hosts’ ability to earn income through our marketplace. Zoomcar continues to invest in efforts to enhance our capabilities and intends to keep building incremental tools and developing functionality that will provide value to our Hosts and improve their experience using our platform.

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•

Seamless Onboarding. We aim to make the onboarding and listing process efficient and easy for Hosts to register on our site, have their profiles verified and then onboard, and ultimately listed, on the platform. Standardized IoT devices are provided by Zoomcar to Hosts to affix to vehicles to allow for a keyless, digital guest entry to more seamlessly fulfill bookings.

FAQ
1 Phone Number
2 License plate
3 Car details
Enter your car license number
Car Number:
KA 01 ME 1234
Car Brand:
Volkswagen
Car Model:
Tigiuan Allspace
Car Variant:
Elegance 2.0 TSI DSG
Year of Registration
2021
City
Bangalore
Transmission
Manual
Automatic
Fuel type
Petrol
Diesel
Car kilometers driven
4000KMS
CONTINUE

Car Make
Volkswagen
MARUTI SUZUKI
TATA
HYUNDAI
HONDA
ŠKODA
KIA
TOYOTA

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•

Listing Management. Our platform technology includes tools designed to help Hosts create and manage their listings in a seamless, frictionless manner. Currently available tools include timing selection, preferential bookings, optional messaging and other settings, discretionary pricing and reward selection programs. Listing management tools are a major focus of our continued development efforts and we offer regular updates to Hosts as new functionalities become available on a routine basis.

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24th Jan'22
28th Jan'22
5 days Sharing
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January '20
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06 07 08 09 10 11 12
13 14 15 16 17 18 19
20 21 22 23 24 25 26
24th Jan'22
5:00 AM
28th Jan'22
11:00 PM
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10:00PM
Start Time
10:00PM
End Time
11:00PM
SET TIME
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BOOKING DETAILS
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Start Time
End Time
Fri, 24 Jan '20
Tue, 28 Jan '20
10:00 pm
11:00pm
Total Listing Days : 5 Days
SELECT YOUR CAR LOCATION
HOME
E75, E Block, Diamond District, Domlur, Bengaluru, Karnataka, India, 560008
Ignite your engiene at regular intervals to keep your car in a healthy condition.
CONFIRM & SHARE
Booking detail
Help
Upcoming Booking
Last updated 15th July'22
Nissan Qashqai
KA01MQ1234
Booking ID
JPS12G6FR
Guest
Arun Rajesh
4.4 (26)
Booking Duration
10pm, Wed, 20th Jul
11pm, Sat, 24th Jul
Your earnings *
₹16,500
Guest booking fee
₹22,400
Booking Modification
₹500
Total amount paid by guest
₹22,900
* 60% of total amount paid by guest
Estimated earnings
₹16,000
53mins remaning for you to fill start checklist
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Checklist details
FUEL
EXTERIORS
Confirm fuel level in your car
20%
80%
40%
100%
60%
Fuel Meter Image
Retake Image
PROCEED TO EXTERIORS

•

Pricing Optimization. Our core technology incorporates elements of dynamic pricing at an individual Guest search level, taking into account the duration, lead time and general locational-based supply and demand on the platform. More recently, our platform began offering Hosts the ability to set a minimum and maximum hourly booking price that adjusts based on the core parameters mentioned above as well as other variables. The platform’s technology provides a recommended booking pricing range based on historical data factoring in the car type, vehicle location, and Host rating. Along with this recommended pricing range, the platform also provides the Host with comprehensive pricing analytics and broader demand-based visualizations by location so that Hosts can better customize their pricing to maximize their earnings. In addition to this baseline pricing range, the platform also allows the Host to create flexible pricing offerings such as specific duration-based discounts and last-minute booking convenience charges. Hosts can manage pricing offerings for bookings on our mobile apps and website through their performance dashboard. This serves as a one-stop location for all host related analytics and performance metrics (for each respective vehicle).

Pricing Control
Suzuki Swift ZXI
More car information here
Min price/hr
₹90
Best rate ₹90
Max price/hr
₹120
Best rate ₹120
₹120/hr
high demand & short bookings
Low demand & long bookings
₹90/hr
Auto Pricing
Zoomcar will set the price
Factors impacting your pricing
Rating
Supply
Demand
4.0

Pricing Control
Suzuki Swift ZXI
More car information here
Min price/hr
₹
Best rate ₹90
Max price/hr
₹120
Best rate ₹120
Low demand & long bookings
₹90/hr
Auto Pricing
Zoomcar will set the price
1
2 ABC
3 DEF
4 GHI
5 JKL
6 MNO
7 PQRS
8 TUV
9 WXYZ
+*#
0

Pricing Control
Suzuki Swift ZXI
More car information here
₹90/hr
₹120/hr
Recommended price range
Min price/hr
₹90
Max price/hr
₹120
Your car will not be shown with any price below ₹90/hr & above ₹120/hr for guests
Suzuki Swift ZXI
More car information here
Suzuki Swift ZXI
More car information here

Pricing Control
Suzuki Swift ZXI
More car information here
₹90/hr
₹120/hr
Recommended price range
Min price/hr
₹90
Best rate ₹90
Max price/hr
₹120
Best rate ₹120
Your car price will vary as below
Maximum
High demand & short bookings
Low demand & long bookings
Minimum
Auto Pricing
Zoomcar will set the price
Factors impacting your pricing
Rating
Supply
Demand
4.0
Below Average Rating
We also consider your car ratings to generate your price.
Maintain rating above 4.8 and get better pricing range
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CHANGE PRICE RANGE

Pricing Control
Suzuki Swift ZXI
More car information here
₹90/hr
₹120/hr
Recommended price range
Min price/hr
₹90
Best rate ₹90
Max price/hr
₹120
Best rate ₹120
Your car price will vary as below
Maximum
High demand & short bookings
Low demand & long bookings
Minimum
Auto Pricing
Zoomcar will set the price
Factors impacting your pricing
Rating
Supply
Demand
₹↑
High Demand
We also consider Demand in your region to generate your price.
There is a very high demand for cars in your region.
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CHANGE PRICE RANGE

•

Customizable Tools. We offer certain highly-ranked Hosts the ability to offer doorstep delivery to Guests, allowing an associated higher booking fee, when selected and, over time, we plan to introduce additional personalized services that Hosts can offer to Guests through our platform. We are also building tools to allow entrepreneurial Hosts the ability to offer features such as a flexible one-way drop-off to another city. We believe these additional personalized service offerings will be beneficial to Hosts and Guests alike and may help Zoomcar increase penetration and market share by offering further transportation options to a more diverse set of customers.

•

Entrepreneurial Host Support. Our platform provides Hosts with a suite of tools to build supportive ecosystems around their vehicle businesses with Zoomcar. These tools currently include performance analytics, Guest demand heat maps, sophisticated earnings calculators and vehicle recommendations based on the Host’s personalized earnings history. Select

Hosts using our platform also qualify for specific vehicle financing, insurance, and second-hand purchase deals offered to them from time to time by Zoomcar’s preferred partners. This support in turn helps further grow the platform of Hosts.

PERFORMANCE DASHBOARD
MONTHLY EARNINGS FROM ALL CARS
₹25,050
January Earnings till date
₹35,050
December Total Earnings
INDIVIDUAL CAR PERFORMANCE
Suzuki Swift ZXI
More car information here
RATINGS
4.2
January Ratings till today
4.6
December Ratings
YOUR CAR VIEWS
100%
Views in January
30 guests viewed your car in 350 searches
Great
40%
Views in December
200 guests viewed your car in 550 searches
Poor
Complete the below actions to increase your views by approximately X%
Add high quality images
High quality pictures gets more views & earnings
Add correct car description
Correct car details gets more views and builds trust on your car

EARNING ANALYTICS
Time Duration
Last 6 Months
Select a car
KA04 CT 30..
Jan'22 - Jul'22
Total Earnings
₹1,80,450
Booking
₹1,12,902
Incentive
₹67,548
Bonus
₹0
My Earnings
Last 6 Months
Jan'22 - Jul'22
₹50k
₹45k
₹40k
₹35k
₹30k
₹25k
₹20k
₹15k
₹10k
₹5K
Jan
Feb
Mar
Apr
May
Jun
Total Earnings of March
₹34000
Earnings from Bookings
₹30000
Earnings from Incentives
₹1200
Earnings from Bonuses
₹2800
Earnings comparision
10k
25k
Your ranking
Best performer's ranking
Complete below actions to increase your

RATINGS ANALYTICS
Time Duration
Last year
Select a car
KA CT 3087...
Jan'22 - Dec'22
Your Ratings
4.2
Cleanliness
4.0
Location
4.0
Drivability
5.0
Host Response
3.0
Why are Ratings Important?
Ratings are one of the most important factors for guests to choose a car
Higher rated cars appear higher on search, get more views and more earnings
Ratings are the most important criteria to qualify for incentives and Superhost tag
Follow these to improve rating
(Based on feedback from previous bookings)
Always served the bookings assigned
Kept the car at the parking location
Provide the car at full tank of fuel

•

Damage Protection. Each of our Guests is required to select a trip protection coverage package to be applied to the costs of repairs in the event a Host vehicle is damaged during a trip. Zoomcar uses these fees to offset damage claims by Hosts, who manage any necessary repairs themselves at pre-approved service centers and are subsequently reimbursed by Zoomcar in accordance with specific platform policies tied to damage repairs.

•

Host Support Services. Zoomcar offers 24-hour support to Hosts through customer support centers located in each country where we operate. The customer support particularly focuses on any potential dispute resolution between Guest and Host (usually focused on trip level charges or fees applied post booking) or any support in the event of an in-trip accident or breakdown. As an additional means of security, the pre-programmed devices Hosts affix to listed vehicles offer remote engine disengagement capabilities to help mitigate vehicle theft or attempted misuse. Regarding specific engagement, Hosts are notified in the event a Guest cancels or discontinues a trip or contacts Zoomcar for any specific emergency assistance.

•

Preferential Placements. Top-rated Hosts qualify for special placement within the Zoomcar vehicle catalogue, ensuring that their vehicles are more prominently and favorably displayed to Guests. In certain instances, highly-rated Hosts also qualify for certain platform badges and tags which raise further awareness of those Hosts and their listed vehicles among Guests searching our platform.

Guests

During the 12-month period ended September 30, 2022, over 300,000 Guests booked approximately 750,000 booking days on our platform, during which completed trips totaling approximately 100 million miles. The low average vehicle ownership rates across Zoomcar’s core addressable markets, present us with opportunities to solve a variety of Guests’ transportation needs through our platform. Guest “use cases” can be grouped as “in-city” and “outside-the-city” trips. Examples of typical in-city use cases include short errands, airport pickup, work-related tasks, travel to events and social gatherings, extended test drives and temporary vehicle repair replacement. Typical outside-the city use cases include vacation travel, religious pilgrimages, visits to other cities and work-related site visits.

Benefits to Guests

Our platform mission relative to Guests is to create a seamless, frictionless platform experience that makes account set-up and onboarding, browsing, booking and payment processes as convenient as possible for Guests, building upon our customers’ expectations of personalized travel solutions accessible through our digital platform. City dwellers in emerging markets currently face limited travel options, and we aim to provide community-based solutions built upon a system enhanced by peer reviews and 24/7 support functionality.

●	Convenient Access. Zoomcar currently has over 22,805 Active Hosts on our platform, with many of the densest urban areas in the locations where we operate providing Guests with cars to book at multiple convenient locations of their choosing. Given the infrastructure and traffic challenges in most of our core markets, our platform therefore offers travel solutions not currently available when contrasted with unorganized, offline traditional car leasing businesses that tend to require Guests to travel to a fixed destination that may be miles from where they live or work to even pick up the car that they want to use. Recently, some of our highly-ranked Hosts have begun offering doorstep delivery options; in the future we expect to offer one-way bookings where vehicles can be dropped off at a location other than the original pick-up location. The cars listed by Hosts on our platform also tend to include a variety of vehicle makes and models, with many including specific add-ons useful to Guests for particular trips needs; participation by our Entrepreneurial Hosts bolsters our ability to offer Guests an assortment of vehicles at consistent times. Instead of being restricted to pricing models, advanced reservation processes and limited selection more typical of old-fashioned leasing businesses, Zoomcar’s platform is more agile, personalized and suitable to the needs of emerging markets’ younger, tech-enabled urban populations who demand more choice, convenience and flexibility.

*     Dots represents registered host vehicles as of November 30, 2022 in both cities.

●	Choice. Our platform listings tend to include a wide variety of vehicle makes and models and participation by our Hosts bolsters our ability to offer Guests an assortment of vehicles at consistent times. While exact vehicle selection varies over time, our Hosts regularly list compact cars, sedans, SUVs, luxury, and electric vehicles, often with specific add-ons such as luggage or bicycle racks, extra storage, children’s car seats, USB cables or other features that meet Guests’ specific travel needs. This diverse range of vehicle options allows Guests to find the right vehicle for the right trip.
●	Community Input. Our platform is oriented around customer feedback and Guests are encouraged to provide reviews of their booking experiences, which we monitor and make public for the benefit of Hosts and other platform users. Transparency and trust are critical values to the Zoomcar community, and we strive to monitor use of the platform in keeping with these principles, cancelling platform access in cases of abuse of the platform or commission of bad acts during bookings. Consistently negative Guest inputs result in Hosts not receiving prominent placement within Zoomcar’s vehicle search catalogue. Over time, this will result in materially fewer bookings for that respective Host. We believe this is a strong inducement for the Host to perform their duties in accordance with the expectation of the broader Guest community.
●	Frictionless Experience. Our marketplace is set up to foster efficiencies of resource-sharing and maximize positive, frictionless experiences between Hosts and Guest. We promote these values, and protect the privacy of Guests and Hosts alike, through our keyless entry system and various communications features and settings. Hosts and Guests can exchange messages through our apps, to coordinate on certain details, but there is no need for prolonged exchanges or negotiations, as pricing and booking details are confirmed before a trip begins.
●	Flexibility. Our platform seeks to accommodate Guests’ changing travel needs through the design of our booking modification system, as well as an in-trip extension offering. These features help ensure that the Guest has access to the vehicle for the exact amount of time required, subject to vehicle availability. We also support a number of Guest payment options, including payment by credit card, debit card, online banking, digital wallet and various other payment platforms, subject to availability in relevant markets.

Platform Features for Guests

Our platform provides a number of capabilities and specific features to support Guests:

●	Accounts. We aim to make it easy for individuals in search of vehicles to join our platform, but we also require community members who want to use Host vehicles to provide basic identification and driver’s license information, which Zoomcar checks against publicly available information for verification purposes.

●	Vehicle Catalogue. Our platform is designed to provide vehicle-seekers with an exciting, engaging car browsing experience. Guests can search listed vehicles by a variety of criteria, including booking price, location, car type, prior ratings and other parameters. Hosts are provided with instructions and tips on taking and uploading high-quality images and preparing listing information so that Guests have information and choice at their fingertips when searching our catalogue of available vehicles.

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●	Bookings. Guests select vehicles and pay for bookings directly through our platform on our mobile applications (Android and iOS) or website. We intend for our booking process to be easy to navigate, and convenient to complete and we aim to provide Guests with visibility and transparency into pricing, damage protection costs and the platform’s policies. We currently accept online payments via credit, debit card, online banking or digital payment alternatives like UPI (in India) or other country specific digital wallet providers. As part of our booking experience, Guests select from several trip protection options, at different price levels based on algorithmically-determined formulae. Hosts and Guests in India (but not in the

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52 people
Maruti Suzuki Swift (2019)
Zxi+ · Manual · Diesel · 5 Seats
Luxury car
Rare find
Rare find
Spacious Interiors
Bluetooth connect
All seat Airbags
New brakes
All seat Airbags
New brakes
Spacious Interiors
Bluetooth connect
All seat Airbags All seat Airbags All seat Airbags..
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Maruti Suzuki Swift (2019)
Fri, 10 Jan '20, 10pm → Sun, 12 Jan '20, 11pm
You are saving ₹1200 on this booking.
Damage Protection Package
How does it work?
Standard (₹199)
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●	Trips. Guests can view their upcoming and past trips within our app and can extend a trip or modify a booking based on their specific preferences. Guests can also start and end their booking remotely from their mobile app via a seamless keyless entry process through in-vehicle hardware equipped in the majority of Host vehicles. For airport bookings, Guests can request the vehicle at the terminal location. Select high-rated hosts can also offer the Guests a doorstep delivery option for an additional fee set by the Host.
●	Messaging. Guests can message Hosts through our app if additional information is required to complete a booking or if a mid-booking issue arises, which can help reduce overall process friction. In-app messaging also allows Guests to communicate special requests to the Host prior to the trip. Direct messaging between the Host and Guest help to dramatically smooth out any last mile challenges such as precise directions to the vehicle, starting the vehicle, specific vehicle control usage, among others.
●	Support. Our app provides Guests with instructions on our onboarding, booking (including booking modifications and extensions) and payment processes, along with frequently asked questions; we also offer real-time customer support 24 hours per day, seven days per week by telephone, email, social media, and, in some cases, direct chat. Connection to roadside assistance through most major providers in our core markets is available for Guests through our app and we track Guest locations during trips using our GPS-connected hardware devices.

Environmental, Social and Governance (“ESG”) Attributes

Among the benefits associated with our peer-to-peer car sharing model is our ability to make positive contributions to the communities in which we operate. At the core of our mission is helping emerging market populations make better use of underutilized and scare resources. We also provide our Hosts with micro-entrepreneurship opportunities and have established an international community built on shared benefits and feedback. Our business model is also inherently sustainability-focused, as we are demonstrating to our customers and other observers how smart car sharing is a viable and scalable solution to reduce the total number of vehicles necessary to meet transportation needs.

●	Community Impact. Our platform affords Hosts opportunities to independently generate income and establish small businesses in high growth economies where jobs and resources remain scarce relative to need. Further, becoming a Host requires relatively little time and effort and affords participants a certain level of autonomy and flexibility that resonates with individuals compared to more traditional ways to supplement household income. Additionally, given that most completed trips are relatively local and rarely international, the entrepreneurial opportunities we create generally result in income generated and spent largely locally, within Guests’ and Hosts’ own community or adjacent neighborhoods, thereby potentially further benefiting other local businesses.
●	Mobility Access. A significant portion of our Guests do not own a personal car, which we believe reflects, among other factors, the space and financial constraints affecting urban residents of many urban markets. Our car sharing approach provides a more economical solution than vehicle ownership for people who only need, or can only afford to obtain, access to a car on a short-term or intermittent basis.
●	Environmental Benefits. Traffic and air pollution are commonplace in many emerging markets and environmental conditions are expected to deteriorate further as population growth continues. Our fundamental proposition is to offer vehicle access to Guests who require it for a fixed, finite interval, which is inherently more efficient than a personal ownership model. A sharing model such as our platform, in which costs are directly correlated with utilization, discourages over-utilization of cars, thus reducing miles driven on a per capita basis. A 2017 study by Transport & Environment, a leading European clean transport campaign group, suggests that car sharing platforms may reduce the number of personal vehicles purchased by 5 to 15 cars per shared car in markets where car sharing becomes prevalent. Based on our approximately 21,000 vehicles currently registered, we believe our platform could have the estimated effect of reducing aggregate CO2 output by as much as 115,500 to 266,700 metric tons per annum. Additionally, should the proportion of electric vehicles on our platform increase, we expect such increased proportions, if any, would further impact the CO2 output that our platform can reduce. Furthermore, these positive effects would be amplified if we are able to add more and more dense cities globally (such as Dhaka, Lagos, São Paulo and others), as the usage per car per month on our platform would likely continue to increase.

The Zoomcar Network Effect

Our platform affords Hosts opportunities to independently generate income and establish small businesses in high growth economies where jobs and resources remain scarce relative to need. Further, becoming a Host requires relatively little time and effort and affords participants a certain level of autonomy and flexibility that resonates with individuals compared to more traditional ways to supplement household income. Additionally, given that most completed trips are relatively local and rarely international, the entrepreneurial opportunities we create generally result in income generated and spent largely locally, within Guests’ and Hosts’ own community or adjacent neighborhoods, thereby potentially further benefiting other local businesses.

Effects of COVID-19 on Our Business

While the onset of the global COVID-19 pandemic created considerable uncertainty in our business, as many countries begin to emerge from the COVID-19 pandemic or are experiencing gradual reductions in associated restrictions in personal activities, we are also benefiting from some of the associated changes we have observed in behavior and transportation preferences among residents of the emerging markets in which we currently operate. India, for example, after having imposed periodic lockdowns between early 2020 and mid-2021, witnessed considerable growth in domestic tourism since mid-2021, with domestic air travel, for example, eclipsing pre-pandemic levels by mid-2022. Zoomcar’s ATV for trips completed within India, in turn, increased from $43 per trip during the three-month period from January 1, 2022 to March 31, 2022, to $71 per trip during the three-month period from June 30, 2022 to September 30, 2022, without material changes to our pricing models during the same period. During 2022, when some of the effects of COVID-19 and attendant travel restrictions have begun to ease, Zoomcar has experienced a platform-wide increase in longer-duration trips, as Zoomcar has observed increasing prevalence of use cases that did not play a meaningful role in bookings prior to the pandemic. For example, during 2022, more Guests reported booking having booked vehicles on our platform than during prior periods because they were unable to find vehicles to purchase or because vehicles they owned were taking substantially longer than usual to repair due to supply chain shortages in the automotive industry. We believe that the year to date has been marked by an uptick in “try before you buy” use cases and in Guests generally reporting the flexibility of our platform as a major motivation for bookings. Moreover, during and in the aftermath of the COVID-19 pandemic, we observed an increase in demand for cars booked through car sharing platforms which we believe is partly due to the perceived health and hygiene benefits associated with driving a Host vehicle compared with transportation options such as taxis and public transit, where a rider is sharing space with strangers. While these changes in consumer preferences may have occurred in response to the effects of COVID-19, we believe that these trends reflect foundational behavior-based transformations that we expect will outlast the direct impact of COVID-19 global pandemic.

Trip-based Vehicle Protection.

One of the concepts fundamental to our platform is that a Host should not be responsible for vehicle repair costs if the vehicle was damaged during a Guest booking. At the time of a booking, our Guests select from several possible trip protection options at different pricing levels. In these packages, Guest liability for vehicle damage costs is typically capped at a set amount depending on the coverage fee selected by the Guest, with Zoomcar bearing residual liability for costs of Host vehicle repairs. If damage to a listed vehicle occurs during a booking, the Host completes any necessary repairs at pre-approved service centers and is reimbursed by Zoomcar (provided the repair costs falls under a standardized pre-approved range). To date we have opted not to obtain third-party insurance for Host vehicle damage or for Guest or Host theft or other losses, as we believe it is more cost-effective to manage the associated costs in-house through the collection of the Guest’s trip protection fees. We will continue to assess this determination as our business grows and evolves over time.

Our Growth Strategy

Going forward, we plan to continue improving platform functionality and offerings to better serve the mobility needs of additional Hosts and Guests within our current core markets. Improvement of the core product combined with the development of additional features will likely provide the greatest sustainable growth lever to the platform. We believe that additional spending on sales and marketing efforts may be useful in these efforts, as most of our platform expansion to date has resulted from word-of-mouth and brand reputational effects, as opposed to dedicated marketing spend. Additionally, we believe our platform can operate successfully in urban areas in emerging markets beyond the four countries in which we operate currently. We will continue to assess expansion opportunities as they become available to us over time and, in the near term, plan to continue focusing on our efforts to provide high-quality experiences for Hosts and Guests, with expanding functionalities that we believe will, over time, further expand the variety of use cases for which Guests rely on our platform. Some of the key elements of our near-term growth strategy include:

●	Evolving Platform Functionalities to Capture Additional Bookings. We plan to continue improving our core product offering for both Guests and Hosts, incorporating enhancements to our core technology and data science platforms to improve functionality and convenience for Guests, while also further strengthening listing, monitoring, and customization experiences available to Hosts. We believe that such improvements will support increasing levels of organic traffic to the platform and, in turn, increased volumes of transactions on the marketplace.
●	Increasing High-Quality Listings. While the density of listed vehicles available in the largest urban areas where we currently operate has improved significantly during the past year, we believe there is considerable opportunity to further enhance our offerings in such areas. Robust future growth depends on our ability to continue attracting Hosts offering high-

quality vehicles onto the platform. We plan to continue our efforts to reward and encourage highly-ranked Hosts and expect to continue growing our Host referral program.
●	Encouraging Post-Booking Engagement by Guests. At present, most Guests use our platform during discrete time periods, such as when planning a specific trip. In the future, we aim to achieve greater post-trip and between-booking engagement with our Guests. Through awareness building for a wider array of vehicle use cases (e.g., “try before you buy” and one-way bookings permitting, for example, pick-up near a suburban home and drop-off at the nearest airport), we believe that we can meaningfully deepen our Guest engagement following trips. Additionally, as our “supply” of high-quality Host vehicles improves over time, we believe it will become apparent to Guests that they can conveniently access cars in their neighborhood for a broader variety of purposes than just specific longer trips, hence stimulating further engagement and more frequent bookings. Going forward, we expect to rely more heavily on rewards and loyalty programs intended to further encourage post-booking engagement with our platform by Guests.
●	Expansion to Other Markets. We plan to expand the number of markets in which we operate beyond the four countries in which we have operated. We believe there are significant opportunities to expand into new countries in other large emerging markets and believe our platform capabilities make our business model readily scalable and applicable in such markets. The scalability of our business and platform has already been demonstrated by the fact that we currently operate across 50 cities in four different countries — India, Indonesia, Vietnam, and Egypt — each with different regulatory environments and languages, as well as different infrastructures and economies. During the second quarter of 2023, we determined to commence, by way of court authorized bankruptcy procedures, to liquidate our business operations in Vietnam. As our operations in Vietnam have not, to date or currently, represented a material portion of our business operations or revenues generated to date, we do not believe that these developments will impact our business or results of operations in a material manner presently or going forward. Our platform can support multiple languages, currencies, and custom payment-related offerings, as demonstrated in the countries in which we currently operate. Accordingly, in the near to medium term, assuming availability of appropriate opportunities (including associated resources), our goal is to expand our present operations to urban areas within MENA and certain other areas of Southeast Asia; over a longer time period, we plan to also expand into Latin America and Sub-Saharan Africa. As we consider opportunities for future expansion, we may consider both organic market entry and potential acquisitions of local businesses, depending on the prevailing market conditions and the size and strength of prospective competitors in those respective markets.
●	Expanding Use Cases by Partnering with Adjacent Businesses. Considering the wide array of Guest use cases that our platform is able to facilitate, it is essential that we continue to focus on bolstering our brand’s awareness to the wider consumer community. As part of our strategy, we intend to explore an increasing number of strategic partnerships to improve our broader distribution with various potential customer segments. To enhance our prospective Guest acquisition efforts, we consider it important to associate with partners who have consistent access to key consumer segments. This will allow us to widen our reach and communicate more consistently with different audiences of prospective Guests. This will also help the platform to better serve the increasingly mixed-use cases that are likely to emerge as we continue to grow. Select prospective partners include, but are not limited to airlines, travel platforms, and accommodation providers.

Marketing and Sales

While our current principal sales and marketing activities are largely focused on encouraging incremental bookings and platform transactions among our existing Hosts and Guests, we also selectively invest in certain brand awareness and advocacy efforts, such as partnerships with adjacent brands and businesses, to help improve brand and platform awareness among new customers. For example, through our partnerships with dealerships and service centers, Hosts are offered preferential financing and service packages, among other benefits. We also view our efforts to encourage existing Hosts to share feedback with other platform users as part of our marketing efforts, together the with Host referral incentives. Additionally, we encourage supplemental and repeat vehicle listing by Hosts through the tools we offer to maximize pricing and revenue generation and by continually offering Hosts supplemental tips and instructions on creating successful vehicle listings so that they are likely to enjoy more frequent bookings and, consequently, earn more from the vehicles they list on our platform. We have a dedicated sales team that provides support to Hosts during the onboarding and vehicle registration process with a goal of ensuring a positive, seamless process for Hosts, thereby encouraging Hosts to maintain existing listings for longer periods and also to list new vehicles on our platform over time. In general, we view our efforts, including the creation of Guest ratings system and tags and badges (e.g., “Five Star” reviews) and other functionality to encourage highest-quality offerings and behavior by our Hosts as ultimately creating a self-perpetuating flywheel effect, as Hosts and Guests benefit mutually from increased platform transactions and high degrees of satisfaction by all participants in bookings through our platform. With respect to Guest-oriented sales and marketing efforts, we utilize certain paid media efforts, together with our Guest referral program, and new app installs and retargeting efforts, to attract and retain Guests to our platform. The overarching goals of our marketing and communications programs are growing brand awareness and creating Zoomcar advocates through the development and distribution of proprietary customer engagement content (e.g., destination/vehicle photography and social media posts) that helps communicate the platform’s value proposition for both Guests and Hosts. We also maintain a dedicated media and external communications team to help manage the brand’s reputation across the various public relations mediums in our operating markets.

As a platform, we remain intensely focused on our brand and our relative positioning across the ecosystem. As such, we rely extensively on user generated content from both Guests and Hosts to help tell the story of the platform and communicate our core value propositions for both customers respectively. From time to time, we partner with other third-party content creators to help further articulate our story to a wider audience of prospective customers. We expect to continue this practice in perpetuity since we believe this helps spread the most positive word of mouth for our brand.

Our People and Places

Zoomcar focuses on building and maintaining an open, diverse, and inclusive workplace that emphasizes a collaborative, cross-functional ethos that also reflects the inherent interconnectedness tied to our core customer offering.

As of November 30, 2022, we had approximately 290 full-time employees across four countries, including 125 employees in engineering and product, 134 employees in operations and support, and 31 employees in sales and marketing. We also from time to time engage contractors and consultants for various durations to collaborate with our more permanent staff on specific projects or matters.

As of November 30, 2022, approximately 19.3% of our overall global employees are identified as women, although none of the members of our senior management team are identified as women. Going forward, we are committed to introducing additional diversity into our broader team, particularly at the most senior levels of the company.

Our Culture and Values

At Zoomcar, the consistent focus on culture has resulted in the receipt of numerous awards over our history. We focus our workplace culture on adhering to “Five Commandments” that serve as our guiding principles:

-	Empathize always
-	Cross-train continuously
-	Experiment daily and measure holistically
-	Forget the fear of failure
-	Improve incessantly

We believe that by adhering to these core tenets, we help ensure a stronger employee bond as we consistently work toward achieving our broader mission. These guiding principles are also utilized to set employee performance ratings and compensation to further solidify the principles’ importance within the broader Zoomcar cultural hierarchy of importance. We also expect our employees to embrace these core company principles when thinking about our customers (e.g., particularly regarding empathy).

Along with a strong adherence to these core tenets, we also routinely solicit employee feedback through various engagement activities and through a quarterly employer net promoter score (“eNPS”) survey administered by an outside third-party service, in order to ensure impartiality. These outside eNPS surveys also contain qualitative inputs from employees which are reviewed by top management in conjunction with our head of human resources on the same quarterly basis.

Locations

Our corporate headquarters is located in Bangalore, India, where we lease approximately 19,200 sq ft within a multi-tenant building pursuant to a lease agreement that expires in June 2024. We also lease office space in Jakarta, Indonesia, Ho Chi Minh City, Vietnam, and Cairo, Egypt. We believe our facilities are adequate and suitable for our current needs, and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Competition

While we maintain a leading market share within digital car rental in our current operating markets, potential competitors and competitive businesses can be assessed in multiple ways and overall competition for our offerings increases dramatically if offline car rental and other non-car rental-based transportation alternatives are considered as among our competitors. As we look to expand our community globally, we believe that our primary “competition” lies in attracting and retaining Guests, while our prime challenge with Host acquisition and retention lies in building awareness around the entrepreneurial opportunities tied to vehicle Hosting on a digital car sharing marketplace.

Competition for Hosts

As an early mover and among the first to scale in our current markets, we do not currently compete with other digital platforms or marketplaces as it relates to attracting and retaining Hosts to share vehicles on our platform. Instead, our core challenge lies in building the initial brand awareness for the category so that relevant, qualified individuals take notice of the economic opportunity tied to sharing their vehicle on a digital platform such as Zoomcar. We believe that once individuals are made aware of the broader value proposition, our inherent platform strengths, including core technology and product offering along with our associated guest booking scale should help provide the necessary incentive for Hosts to join the platform and become part of our trusted community.

In certain markets, prospective hosts commercially share their vehicle in an offline format without benefit of an organized platform. Through targeted communication and outreach, we should be able to reach these potential users and communicate the platform’s core value proposition.

Competition for Guests

We compete to attract and retain Guests that might otherwise utilize a variety of different competitive sources, primarily from offline, unorganized car rental companies and from other transportation alternatives such as taxis and bus services. Compared to our offline, unorganized car rental competitors, our primary differentiating factors tie back to our stronger depth and breadth of vehicle choice that is situated in denser, more conveniently located urban environments. Combined with a wider range of pricing options and more personalized search and sorting, we believe that we are better positioned to match the right vehicle to the right guest for the right use case. Our ratings and review engine combined with 24/7 support provide an additional layer of support and reliability for our Guests compared to the offline, unorganized alternatives.

While global car rental operators like Hertz, Avis, Enterprise, Zipcar and Sixt do not currently operate in India, and may have limited operations in the other markets where we operate, it is possible that they might enter or expand in our markets, or that we may enter into their markets, at some time in the future.

Additionally, global car sharing marketplaces such as Turo and Getaround do not operate in our current markets. While their entry in our current markets is possible, at present, these companies’ core offerings tend to be less oriented towards emerging market customers, as compared to Western guests, and to our knowledge, they do not yet have specific product customizations that are focused on the emerging market consumer.

If any of the global operators mentioned above were to enter our core markets, we believe we would compare favorably to their customer offerings based on multiple factors, including that our platform permits localization and an easy-to-use customer experience, locally trained data models with personalized recommendation engines, and local team members who have spent their entire professional careers building similar businesses in our core geographies.

While we believe that we compare very favorably against the potential competitors described above, we believe that our strongest Guest-based competition comes in the form of other transportation alternatives such as mass transit, scooter/motorcycle, three-

wheeler, or a chauffeur-driven car. We believe that our ability to offer a wide array of prices that can accommodate different prospective Guest segments is a major potential asset that we believe favors our platform over these alternatives. Moreover, the convenience that comes from our geographical density can also help attract prospective Guests who might otherwise consider other transport modes. Consequently, we believe that we can attract a meaningful number of new Guests from these various other transport modes in the future.

Government Regulation

We are subject to a variety of laws and regulations in the jurisdictions that we operate, which include, without limitation, motor vehicle related laws, regulations relating to e-commerce, as well as those relating to intellectual property, consumer protection, taxation, consumer privacy and data protection, pricing, content, advertising, discrimination, consumer protection, payments, distribution, messaging, mobile communications, environmental matters, labor and employment matters, claims management, and anti-corruption and anti-bribery. These regulations are often complex and subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies. However, uncertainties regarding legal and regulatory frameworks and their application to our business are compounded by the fact that our current peer-to-peer car sharing business model, which is facilitated through the use of our platform, is uncommon, if not unprecedented, in the jurisdictions in which we operate. See the section titled “Risk Factors — Legal and Regulatory Risks Related to Our Business,” as our business is subject to certain legal and regulatory risks that could have a material impact on our business.

Intellectual Property

Our business is dependent on a combination of trademarks, patents, copyrights, domain names, trade names, trade secrets and other proprietary rights in order to protect our intellectual property rights.

We currently have 17 registered trademarks and five pending trademark applications, two pending patents application in India and seven domain names.

Legal Proceedings

We are not currently subject to any material claims, lawsuits, arbitration proceedings, administrative actions, government investigations and other legal and regulatory disputes and proceedings (collectively, “Legal Proceedings”) and we are not subject to any pending Legal Proceedings in any of the jurisdictions where we operate other than in India. While we have received communications relating to potential and actual proceedings, as described in “Risk Factors — A former adviser to the Company has asserted that he is owed a fee in connection with the Business Combination” and “Risk Factors — A former employee of Zoomcar India has instituted a wrongful termination suit and claims that certain Zoomcar options have vested,” we do not believe these are material. However, we may become subject to other Legal Proceedings over time or from time to time, in the ordinary course of our business and as our business continues to grow and expand over time. Becoming involved with Legal Proceedings, regardless of the outcome, may result in substantial cost and diversion of our resources, including our management’s time and attention.

As a result of our business operations in India, we are regularly subject to legal proceedings, many of which are de minimis in nature and amount and the majority of which relate to local tax matters. Many of these tax and vehicle accident-related Legal Proceedings are pending before various forums in India and involve localized practices and interpretations of regulatory matters that make the ultimate outcomes or resolution of these Legal Proceedings inherently uncertain and difficult to predict. Management’s views and estimates related to these matters may change in the future, as new events and circumstances arise and the matters continue to develop.

Other Matters

Zoomcar utilizes a set of Terms and Conditions (“T&Cs”) tailored specifically for each of the jurisdictions in which we operate which includes privacy policy, platform use policy, terms and conditions for Host and Guest. These T&Cs are in the form of a clickwrap agreement which lays down the duties, risks, and the liabilities of Zoomcar, Hosts and the Guests in relation to use of services rendered by Zoomcar through its Platform. These T&Cs inter alia cover the eligibility criteria for listing/leasing of vehicles, facilitation of booking, cancellation and incident reporting via the platform, processing of payments/refunds etc. and they further lay out the risks, rights and obligations of the Hosts and the Guests with respect to handling of the vehicles, responsibility for damage, accident, traffic violations and/or for any incidents in violation of applicable law.

In addition to the T&Cs, due to regulatory requirements in India, an additional lease agreement is executed between the Host and the Guest which encompasses the allocation of risks and responsibilities of the Hosts and Guests with respect to listing and use of the relevant vehicle. The execution of such lease agreement is facilitated through the Zoomcar Platform in the form of a clickwrap agreement.

Given that Zoomcar operates as a peer-to-peer carsharing marketplace which facilitates sharing of vehicles between the Hosts and Guests through its platform, the responsibility and liability of Zoomcar under the T&Cs is limited to being a facilitator of such transaction and the obligations for liabilities arising out of listing and/or use of the vehicle booked through the platform is on the Guests and the Hosts. The use of the Zoomcar platform and sharing of vehicle through the platform is undertaken by the Host and Guests entirely at their own risk. Zoomcar’s liability is further capped under the T&Cs at approximately $150 (across all jurisdictions). However, Zoomcar, as part of the facilitation services to Hosts and Guests, also provides for trip-based vehicle protection whereby Zoomcar collects and pools the “value-add” damage coverage fee to be applied to the costs of repairs or other damage or loss of vehicle in the event a Host vehicle is involved in an incident, such as an accident, during a trip and this value-add trip protection fee pool may not always help set off the damage claims. Therefore, Zoomcar often remains at a risk of residual claims that it may have to absorb in absence of a third-party insurance. See the section titled “Risk Factors — Insurance Risks Related to Our Business,” as our business is subject to certain risks in absence of third-party insurance cover that could have a material impact on our business.

ZOOMCAR MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, any reference in this section of this joint proxy statement/consent solicitation statement/prospectus to Zoomcar, Inc., the “Company,” “we,” “us,” “our,” or “Zoomcar” refers to Zoomcar, Inc. and its consolidated subsidiaries prior to the consummation of the Business Combination. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and accompanying notes, and other financial information included elsewhere within this joint proxy statement/consent solicitation statement/prospectus. The consolidated results of operations for the years ended March 31, 2022 and March 31, 2023, respectively, have been derived from our audited consolidated financial statements included elsewhere in this joint proxy statement/consent solicitation statement/prospectus. In addition to our historical consolidated financial information, this discussion includes forward-looking information regarding our business, results of operations and cash flows, and contractual obligations and arrangements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from any future results expressed or implied by such forward-looking statements as a result of various factors, including, but not limited to, those discussed in the sections of this joint proxy statement/consent solicitation statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors.”

Overview

During our fiscal year ended March 31, 2022, Zoomcar’s business model shifted from a prior business model, in which we owned and leased vehicles to our customers, to our current online peer-to-peer car sharing platform which connects Hosts with Guests.  Although our platform technology was already under development for several years prior this transition and we began on-boarding Hosts to our platform before the transition was complete, until our business model changed, most of our revenue was derived from what we refer to as “short-term car rentals” and “vehicle subscriptions,” whereas, beginning in December 2021, a shift in our revenue recognition model occurred in connection with which “facilitation revenues” generated from bookings on our marketplace platform began to represent an increasing proportion of our total revenues.  Our results of operations should be read and considered in light of this change, as the transition in our business model impacts the relevance and magnitude of the comparisons between the years ended March 31, 2022 and March 31, 2023, respectively, particularly in light of the fact that, under our current business model, as compared to our previous model, while our total number of bookings has increased, we also share revenues with our Hosts with respect to a larger proportion of our bookings, whereas under our prior business model, we had fewer bookings but revenue per booking to Zoomcar was higher.

Standard Booking Flow

We operate a peer-to-peer car sharing platform in emerging markets across four countries and generate revenues from bookings by Guests of vehicles listed on our platform by Hosts. Zoomcar receives a portion of the associated booking fee charged to the Guest (less any credits or discounts applied), as well as platform fees charged to Guests and Hosts and trip protection fees (which we refer to as “value-added fees”) charged to Guests; as further described below, other fees charged to Guests, such as fuel charges, are paid fully to Hosts, who also receive a revenue share equal to approximately 60% of booking fees and between 0% and 40% of certain other charges. We use our customized algorithm to price trips dynamically on the platform, leveraging our data from the millions of miles driven on our platform to intelligently price the risks of trips and the market, incorporating information about Guests informed by data we collect and Zoomcar management’s professional experience. While Hosts can opt to offer bookings at prices that are different from those the platform generates as recommendations, most Hosts tend to select the algorithmically derived pricing for their bookings. The functionality enabled by our customized pricing tools is reflected in both Guest booking fees and in the trip protection or “value-added fees” charged to Guests, who are presented with three algorithmically derived damage protection pricing options from which to choose. The revenue-generating components of a trip booked on our peer-to-peer car sharing platform include:

●	Charges to Guests: For each booking on our platform, the aggregate amount we charge the Guest consists of the upfront booking fee, value-added fees, the Guest platform fees, and certain other charges (e.g.,late fees, trip extension fees, etc.). We refer to these fees collectively as the “gross booking value.” The booking fee and trip protection fees are determined algorithmically by our system at the time of booking inception, while other fees may be charged during or after the trip, depending on events arising during the trip.
●	Charges to Hosts: For each booking on our platform, we charge a “revenue share” to the Host based on a percentage of the booking fee plus other fees that are transferable to the Host. The average revenue share that Zoomcar receives from a booking on our platform is approximately 40%, with the Host retaining the remaining 60%. A typical trip on our platform may also involve reimbursements to the Host for incidental charges such as low fuel, which are charged directly to the Guest. We also provide Hosts incentives in the form of discounts related to specific factors such as listing periods and minimum host ratings. We charge Hosts minimum marketplace fees to offset the costs of installed devices.

The table below shows the fees charged to the Guest in an illustrative booked trip and the allocation of such fees to Zoomcar and the Host, respectively:

Fees Charged to Guest:	Percentage to Zoomcar:	Percentage to Host:
Upfront booking fee (less discounts and credits, incl. taxes)	Approximately 40%	Approximately 60%
Value-added fees (trip protection)	100%	0%
Guest platform fees	100%	0%
Other fees (late fees, fuel charges, trip extension)	Approximately 0 – 40%	Approximately 60 – 100%

Guest (1)
Upfront booking fee (less discounts and credits, incl taxes)	58.6
(+) Value added fees (Trip protection)	3.6
(+) Guest platform fees	0.7
(+) Other fees (Late fees, fuel charges, trip extension)	13.1
Total collected from guest (GBV)	75.9
(-) Host revenue share	-43.4
(-) Other uncollected fees (3)	-6.6
(-) Taxes	-4.7
Net Collections from Guest	21.2

Host (1)
Upfront booking fee (less discounts and credits, incl taxes)	58.6
(+) Other fees (Late fees, fuel charges, trip extension, cancellation fees)	13.1
(+) Host incentives and other bonuses	3.0
(+) Host reimbursements/refunds	0.9
(-) Revenue share to Zoomcar	-28.3
(-) Host marketplace fees	-1.1
Total paid to Host	46.2

Zoomcar (1)
Revenue share to Zoomcar	28.3
(+) Guest platform fee	0.7
(+) Host marketplace fees	1.1
(+) Value added fees (Trip protection)	3.6
(-) Host incentives offset against revenue	-2.3
(-) Host reimbursements/refunds	-0.9
(-) Other uncollected fees (4)	-1.6
(-) Taxes	-4.7
Total Net Revenue	24.1

Notes

(1)	Unit economics at a booking level calculated only using data from the India market. Time period considered is July to October averaged using weighted average using bookings as weights for the resp. months.
(2)	For illustrative purposes it is assumed that 75% of the Host incentive is treated as a contra-revenue, with the remaining 25% treated as marketing expense consistent with GAAP treatment.
(3)	The Host’s portion of uncollected fees are transmitted to the Host.
(4)	Assumed 25% of $6.6 uncollected fees treated as an offset to Revenue, remainder in Cost of Revenue.

Key Business Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key business metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. We are not aware of any uniform standards for calculating these key metrics, which may hinder comparability with other companies that may calculate similarly titled metrics in a different way.

	Year ended March 31,
(in thousands)	2022	2023
Booking Days	493	813
Gross Booking Value	$21,571	$33,089

Booking Days

We define “Booking Days” as total days (24 hours measured in minutes) that a vehicle is booked by Guests on our platform in a given period, for trips ended, net of total days relating to cancelled bookings in that period. We believe Booking Days is a key business metric to help investors and others understand and evaluate our results of operations in the same manner as our management team, as it represents a standardized unit of transaction volume on our platform in any given time period.

(1)	Refers to calendar quarters (i.e., Q2-20 = April 1 to June 30, 2020).

For the fiscal year ended March 31, 2023, Booking Days increased to approximately 813,000, compared to approximately 493,000 during the fiscal year ended March 31, 2022. This was a reflection of significantly higher trip volume on our platform during the fiscal year ended March 31, 2023 as we continued to increase our available vehicle supply after transitioning to our peer-to-peer sharing model in the prior year. Additionally, during the second calendar quarter of 2021 we saw depressed demand due to the COVID-induced shutdowns in India. The increase in Q4-22 Booking Days reflects seasonally high holiday demand, followed by a drop off in Q1-23.

Gross Booking Value

We define Gross Booking Value, or GBV, as the total dollar value of Booking Days booked on our platform, including upfront booking fee (less discounts and credits), value-added fees (i.e., trip protection fees), Guest and Host platform fees, and other charges. GBV includes applicable pass-through taxes and other fees required to be remitted to local authorities, which are excluded from net revenue. GBV is driven by the number of Booking Days and related trip pricing. Revenue from bookings is recognized ratably over the duration of the trip; accordingly, we consider GBV a “leading indicator” of revenue.

(1)	Refers to calendar quarters.
(2)	Booking days and GBV for bookings ended, excludes cancelled bookings.
(3)	GBV presented on a constant FX basis over time period presented.

The trend in GBV reflects the trend in Booking Days observed above. During the fiscal year ended March 31, 2023, GBV increased to $33.09 million, compared to $21.57 million for the fiscal year ended March 31, 2022. This was a reflection of significantly higher trip volume on our platform during the fiscal year ended March 31, 2023 as we continued to increase our available vehicle supply after transitioning to our peer-to-peer sharing model in the prior year. Additionally, during the second calendar quarter of 2021, we saw depressed demand due to the COVID-induced shutdowns in India.

Our Q2-22 GBV increase reflects the seasonal uptick in summer demand reflected in Booking Days, however Q4-22 GBV decreased vs. Q3-22 despite an increase in Booking Days, due to lower realized pricing. The reduction in Q1-23 GBV also reflects the impact of lower Booking Days.

Components of results of operations

Net revenue

During the fiscal year ended March 31, 2022, we began offering a peer-to-peer car sharing platform, which enables Hosts to connect with Guests. We act as an agent under this model and thus, our primary revenue source is from recording facilitation revenue (on a net basis) for those trips fulfilled by Host vehicles. Prior to August 2021, vehicles available on our platform consisted solely of company-owned or leased vehicles that we offered for short-term rental or longer-term subscription.

Our revenue for the years ended March 31, 2023 and March 31, 2022 consists of facilitation revenue, short-term vehicle rentals and vehicle subscriptions.

Facilitation Revenue

Support and facilitation services include assistance with execution of a lease agreement, payment facilitation, vehicle delivery, on-road assistance, prospective renter diligence and vehicle usage/location tracking (in cases of loss or theft).

Facilitation revenue consists of our share of GBV. The fees that are components of GBV are charged as a percentage of the value of certain components of the gross booking value, excluding taxes. Facilitation revenue consists of our share of the service fees charged to the Hosts, net of incentives and refunds. We collect these fees from the Guest and share a portion of the booking fee, all late fees and trip extension with the Host. On a daily basis we, or our third-party payment processors, disburse a portion of the GBV to the Host, less the fees due from the Host to us. The amounts charged for the booking fee vary based on factors such as the vehicle type, the day of the week, time of the trip, and the duration of the trip. Revenue is recognized ratably over the trip period as we satisfy our performance obligations.

We also require our Guests to choose one of three trip protection options. A per-trip amount (included in the booking fee) is charged for trip protection, which is collected upon the booking. We recognize revenue from trip protection charges over the trip completion period.

Short-Term Rentals and Vehicle Subscriptions

Prior to August 2021, vehicles available on our platform consisted solely of company-owned or leased vehicles that we offered for short-term rental or longer-term subscription. Such vehicles were available for short-term rental or for “subscription” over longer periods, from one to 24 months, in a transaction resembling a lease. The subscription amount for each month was fixed based on number of months and vehicle type subscribed. The subscription model permitted subscribers to list back the vehicle on our platform, upon which we would offer the vehicle for short-term rental and share the resulting revenue with the subscriber.

Others

We exclude from revenue taxes assessed by governmental authorities that are imposed on specific revenue-producing transactions and collected from customers/subscribers.

Cost of Revenue

Cost of revenue primarily consists of, (1) personnel-related compensation costs of local operations teams and teams that provide phone, email and chat support to users, (2) repair and maintenance expenses of vehicles, (3) vehicle site rental costs, (4) vehicle depreciation, power and fuel charges and (5) other direct expenses. We expect that cost of revenue will continue to increase on an absolute dollar basis for the foreseeable future to the extent that we continue to see growth on the platform. However, cost of revenue may vary as a percentage of revenue from year to year based on activity on the platform.

Technology and Development

Technology and development expense primarily consists of personnel-related compensation expenses for technology, product, and engineering teams, as well as expenses associated with our information technology and data science platforms. We expect that our technology and development expense will increase on an absolute dollar basis, but vary from period to period as a percentage of net revenue for the foreseeable future as we continue to invest in technology and development activities relating to ongoing improvements to and maintenance of our platform, including the potential hiring of additional personnel to support these efforts.

Sales and Marketing

Sales and marketing expenses primarily consist of online marketing expenses, marketing promotion expense, marketing partnerships with third parties, sales and marketing personnel compensation expenses and certain incentives and referral bonuses paid to Hosts. Sales and marketing expenses also include allocated overhead. We expect that our sales and marketing expenses will increase on an absolute dollar basis, but vary from period to period as a percentage of net revenue for the foreseeable future.

General and Administrative

General and administrative expense primarily consists of personnel-related expenses for executive management and administrative functions, including finance and accounting, legal, government relations, and human resources. General and administrative expenses also include certain travel expenses, professional service fees, including legal expenses, rent expenses, office expenses, repairs and maintenance and other expenses, such as bad debt expense. We expect to incur additional general and administrative expense as a result of operating as a public company, including expenses to comply with SEC and Nasdaq listing rules and regulations, as well as increased expenses for corporate insurance, director and officer insurance, investor relations and professional services costs. We expect general and administrative expense to increase on an absolute dollar basis but vary as a percentage of net revenue from period to period.

Finance Costs

Finance costs consists primarily of interest on vehicle loans and finance leases, and other borrowing costs. Costs recognized on account of fair valuation of Preferred Stock warrants issued to our Series E/E-1 placement agent. In addition, it also includes cost on account of fair value of convertible note and interest on convertible note issued to Ananda small business trust in October 2022.

Gain on Troubled Debt Restructuring

Gain on troubled debt restructuring relates to gains booked in regards to restructuring our existing debt agreements with lenders.

Other Income and (Expense), Net

Other income and (expense), net consists primarily of interest income (expense), gain on modification/termination of leases, gain on sale of assets held for sale, gain on foreign currency transactions and balances.

Results of Operations

The following table sets forth our results of operations for the periods presented:

	Year ended March 31,
	2023	2022
Net revenue	8,826,206	12,797,041
Costs and expenses
Cost of revenue	20,675,611	25,282,282
Technology and development	5,176,391	4,233,860
Sales and marketing	6,734,205	9,326,356
General and administrative	12,695,839	10,533,993
Total costs and expenses	45,282,046	49,376,491
(Loss) income from operations	(36,455,840)	(36,579,450)
Finance costs	27,570,752	3,351,077
Finance costs to related parties	64,844	110,714
Gain on troubled debt restructuring	—	(7,374,206)
Other income, net	(2,043,556)	(1,605,023)
Other income from related parties	(15,804)	(16,860)
(Loss) income before provision for income taxes	(62,032,076)	(31,045,152)
Provision for income taxes		—
Net (loss) income	(62,032,076)	(31,045,152)

The following table sets forth our results of operations as a percentage of net revenue:

	Year ended March 31,
	2023	2022
Net revenue	100%	100%
Costs and expenses
Cost of revenue	234%	198%
Technology and development	59%	33%
Sales and marketing	76%	73%
General and administrative	144%	82%
Total costs and expenses	513%	386%
(Loss) income from operations	-413%	-286%
Finance costs	312%	26%
Finance costs to related parties	1%	1%
Gain on troubled debt restructuring	0%	-58%
Other income, net	-23%	-13%
Other income from related parties	0%	0%
(Loss) income before provision for income taxes	-703%	-243%
Provision for income taxes	0%	0%
Net (loss) income	-703%	-243%

Comparison for Years Ended March 31, 2022 and March 31, 2023

Net Revenue

	Year ended March 31,
	2023	2022	2022 to 2023 $ change	2022 to 2023 % change
Short term rental revenue	165,834	12,057,401	(11,891,567)	-99%
Facilitation revenue (net)	8,586,785	589,331	7,997,454	100%
Other revenues	73,587	150,309	(76,722)	-51%
Net Revenue	8,826,206	12,797,041	(3,970,835)	-31%

Our total net revenue for the fiscal year ended March 31, 2023 was $8.83 million, compared to $12.80 million for the fiscal year ended March 31, 2022, a decrease of $3.97 million, or 31%.

Total revenue during the year ended March 31, 2023 is primarily comprised of facilitation revenue of $8.59 million, (net of $3.71 million in incentives paid to Hosts and Guests which are treated as reductions in facilitation revenue), as compared to facilitation revenue of $0.59 million in the year ended March 31, 2022, as our peer-to-peer platform was launched in August 2021, and a significant portion of 2022 bookings were served by self-owned inventory. Revenue from short-term rentals was $0.17 million for the year ended March 31, 2023 compared to $12.06 million for the year ended March 31, 2022, a decrease of $11.89 million, or 99%, as substantially all the bookings during the fiscal year ended March 31, 2023 were served by Host-owned vehicles.

Other revenue was $0.07 million for the year ended March 31, 2023, compared to $0.15 million for the year ended March 31, 2022, a decrease of $0.08 million or 51%, due to reduction in corporate booking ($0.02 million reduction) and E-Bike rentals ($0.06 million reduction) as a result of our migration to the marketplace model.

Costs and Expenses

	Year ended March 31,
	2023	2022	2022 to 2023 $ change	2022 to 2023 % change
Cost of revenue	20,675,611	25,282,282	(4,606,671)	-18%
Technology and development	5,176,391	4,233,860	942,531	22%
Sales and marketing	6,734,205	9,326,356	(2,592,151)	-28%
General and administrative	12,695,839	10,533,993	2,161,846	21%
Total costs and expenses	45,282,046	49,376,491	(4,094,445)	-8%

Cost of Revenue

Cost of revenue was $20.68 million for the year ended March 31, 2023, compared to $25.28 million for the year ended March 31, 2022, a decrease of $4.61 million, or 18%. This decline was driven by lower vehicle depreciation expense, which reduced to $0.34 million for the year ended March 31, 2023, compared to $3.06 million for the year ended March 31, 2022, a decrease of $2.72 million, or 89%, and insurance costs which declined by 0.93 million, or 96% in the same period, both due to the sale and retirement of the vast majority of our self-owned vehicle fleet over the course of the year ended March 31, 2022. Other cost reductions resulted from efforts to streamline and consolidate our business operations resulting in decreases of $0.83 million in personnel costs, $2.15 million in rent expenses, $1.09 million in power and fuel costs, $0.74 million reduction in rates and taxes, and a $0.28 million reduction in repair and maintenance costs.

The cost savings above were offset by increases in India of $2.18 million on account of uncollected billings recorded as cost of revenue and $0.90 million higher call center expenses reclassified to cost of revenue in the current period, offset by a decrease in telematics cost by $0.19 million.

Our international operations (Vietnam, Egypt and Indonesia) together contributed to an increase of $1.00 million on account of call center, fleet and other telematics costs, as well as $0.17 million in technology (cloud) infrastructure costs and $0.15 million in payment gateway charges since all of these entities commenced operations during the year ending March 31, 2022 and the year ended March 31, 2023 represents a full operating year.

Technology and Development

Technology and development expenses were $5.18 million during the year ended March 31, 2023, compared to $4.23 million during the year ended March 31, 2022, an increase of $0.94 million, or 22%. The increase consisted primarily of an increase in IT and engineering personnel expense of $0.60 million, as well as an increase of $0.36 million for our IT platforms support and infrastructure costs reflecting continued investments in our peer-to-peer sharing platform and increased global scale of operations in the year ended March 31, 2023.

Sales and Marketing

Sales and marketing expenses were $6.73 million during the year ended March 31, 2023, compared to $9.33 million during the year ended March 31, 2023, a decrease of $2.59 million, or 27.8%. The decrease was primarily due to a decrease of $3.37 million in Host and Guest incentive costs and marketing and promotional activities in the year ended March 31, 2023, as compared to the prior year when we were investing in the launch of our peer-to-peer sharing platform in India and other geographies. This reduction was offset by $0.53 million in referral bonus expense in the year ended March 31, 2023, as compared to zero in the prior period, as well as a $0.25 million increase in marketing personnel expenses.

General and Administrative

General and administrative expenses were $12.70 million during the year ended March 31, 2023, compared to $10.53 million during the year ended March 31, 2022, an increase of $2.16 million, or 21% The increase primarily reflected an increase in personnel costs of $1.06 million relating to the recruitment of executive management personnel, as well as individual country leadership teams as we launched and scaled up our peer-to-peer sharing platform business in India and other countries. Operating lease costs increased to $0.54 million during the year ended March 31, 2023 as compared to $0.05 million in the prior period. Professional fees increased by

$0.15 million in the year ended March 31, 2023 vs. the prior period driven by deSPAC related legal and advisory costs. Amortization and depreciation (other than vehicles) increased by $0.27 million and office expenses increased by $0.16 million, respectively, in the year ended March 31, 2023 vs. the prior period.

Finance Costs

	Year ended March 31,
	2023	2022	2022 to 2023 $ change	2022 to 2023 % change
Finance costs	27,570,752	3,351,077	24,219,675	723%
Finance costs to related parties	64,844	110,714	(45,870)	-41%

Finance costs increased by $24.22 million, or 723%, for the year ended March 31, 2023, as compared to the year ended March 31, 2022, primarily due to charges of $10.27 million related to the change in fair value of senior subordinated convertible promissory notes, $11.98 million in charges related to the change in fair value of derivative warrant liability and $2.40 million in note issuance discounts, all accounting (non-cash) charges associated with the issuance of senior subordinated convertible promissory notes and related warrants in March 2023. There were no such costs in the prior period.

Finance costs were offset by lower cash interest charges for vehicle loans and finance leases of $1.34 million, or 65%, for the year ended March 31, 2023 vs. the year ended March 31, 2022, while finance costs to related parties decreased by $0.46 million, or 41%, over the same period primarily due to lower interest charges due to reduced outstanding loan principal balances. There were zero charges related to the change in fair value of preferred stock warrant in the year ended March 31, 2023, as compared to $0.46 million of such costs in the year ended March 31, 2022.

Gain on troubled debt restructuring

	Year ended March 31,
	2023	2022	2022 to 2023 $ change	2022 to 2023 % change
Gain on troubled debt restructuring	—	7,374,206	(7,374,206)	-100%

Gain on troubled debt restructuring decreased to zero for the year ended March 31, 2023, as compared to $7.37 million for the year ended March 31, 2022 due to instances of loan restructuring or conversion into one-time settlements resulting in modification/restructuring gains in the prior period. There were no such expenses in the current period.

Other Income and (Expense), Net

	Year ended March 31,
	2023	2022	2022 to 2023 $ change	2022 to 2023 % change
Other income, net	2,043,556	1,605,022	438,534	27%
Other income from related parties	(15,804)	(16,860)	1,056	-6%

Other income increased by $0.44 million for the year ended March 31, 2023, compared to the year ended March 31, 2022, primarily due to an increase in gain of $0.67 million on sale of assets including assets held for sale, $0.42 million on account of gain on account of change in fair value of preferred stock warrant offset by increase in foreign currency remeasurement cost by $0.30 million and decrease in gain on modification of finance lease and interest income by $0.24 million and $0.11 million respectively.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP financial measures help us to evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. We use the following non-GAAP financial measures, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes.

We believe that these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance and assist in comparisons with other companies, some of which use similar non-GAAP financial measures to supplement their GAAP results. The non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered as a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled non-GAAP financial measures used by other companies. Because of these limitations, we consider, and you should consider, our non-GAAP financial measures alongside other financial performance measures presented in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP is provided below. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

The following table summarizes our non-GAAP financial measures, along with the most directly comparable GAAP measure, for each period presented below.

	Year ended March 31,
$in thousands	2023	2022
Gross profit /(loss)	$(11,849,405)	$(12,485,241)
Contribution (loss) profit	(14,227,150)	(10,911,834)
Gross margin	-134%	-98%
Contribution margin	-161%	-85%
Net (loss) income	(62,032,076)	(31,045,152)
Adjusted EBITDA	(32,105,322)	(29,510,265)

Contribution Profit (Loss) and Contribution Margin

We define contribution profit (loss) as our gross profit plus (a) depreciation expense included in cost of revenue, (b) stock-based compensation expense included in cost of revenue, (c) other general costs included in cost of revenue (rent, software support, insurance, travel); less (i) Host incentive payments and (ii) marketing and promotional expenses (excluding brand marketing).

We use contribution profit (loss) and contribution margin as indicators of the economic impact of a new booking on our platform, as they capture the direct expenses attributable to a new booking on our platform and the cost required to generate revenue. While certain contribution profit (loss) adjustments may not be non-recurring, non-cash, non-operating, or unusual, contribution profit (loss) is a metric our management and board of directors find useful, and we believe investors may find useful, in understanding the costs most directly associated with our revenue-generating activities.

Our contribution loss increased in the year ended March 31, 2023, compared to the year ended March 31, 2022, primarily due to lower revenue, partially offset by reduced Host incentive payments and marketing costs associated with expanding our peer-to-peer sharing platform business in India and in other countries.

Contribution profit (loss) and contribution margin are non-GAAP financial measures with certain limitations regarding their usefulness; they should be considered as supplemental in nature and are not meant as substitutes for gross profit and gross margin, which are measures prepared in accordance with GAAP. For purposes of calculating the non-GAAP financial measures, we utilize the GAAP financial measure of gross profit, which is defined as revenue minus cost of revenue, each of which is presented in our consolidated statements of operations. Our definitions of contribution profit (loss) and contribution margin may differ from the definitions used by other companies in our industry and, therefore, comparability may be limited. In addition, other companies may not publish these or other similar metrics. Further, our definition of contribution profit (loss) does not include the impact of certain expenses that are reflected in our consolidated statements of operations. Thus, our contribution profit (loss) should be considered in addition to, not as a substitute for or in isolation from, gross profit prepared in accordance with GAAP.

The following tables present reconciliations of gross profit to contribution (loss) profit and gross margin to contribution margin for each of the periods indicated:

Contribution profit (loss)

	Year ended March 31,
	2023	2022
Gross Profit	$(11,849,405)	$(12,485,241)
Add: Depreciation and amortization	337,010	3,059,096
Add: Stock-based compensation	575,662	732,792
Add: Overhead costs in COR (rent, software support, insurance, travel)	1,840,149	4,859,629
Less: Host Incentives and Marketing costs (excl. brand marketing)	5,130,566	7,078,110
Less: Host incentives	2,143,199	3,463,287
Less: Marketing costs (excl. brand marketing)	2,987,367	3,614,823
Contribution Profit / (Loss)	(14,227,150)	(10,911,834)
Contribution margin	-161%	-85%

Adjusted EBITDA is a non-GAAP financial measure that represents our net income or loss adjusted for (i) provision for income taxes; (ii) other income and (expense), net; (iii) depreciation and amortization; (iv) stock-based compensation expense; (v) Gains on troubled debt restructuring; and (vi) finance costs.

We use adjusted EBITDA in conjunction with net income or loss, its corresponding GAAP measure, as a performance measure that we use to assess our operating performance and operating leverage in our business. The above items are excluded from our adjusted EBITDA measure because these items are non-cash in nature, or because the amount and timing of these items is unpredictable, or they are not driven by core results of operations, thereby rendering comparisons with prior periods and competitors less meaningful.

We believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as provides a useful measure for period-to-period comparisons of our business performance. Moreover, we have included adjusted EBITDA because it is a key measurement used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting.

Our adjusted EBITDA loss has increased in the year ended March 31, 2023, compared to the year ended March 31, 2022, due to lower revenue, partially offset by lower depreciation expense and reduced Host incentive payments and marketing costs.

Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with GAAP. These limitations include the following:

●	Adjusted EBITDA does not reflect other income (expense), net, which includes interest income on cash, cash equivalents, and restricted cash, net of interest expense, and gains and losses on foreign currency transactions and balances;
●	Adjusted EBITDA excludes certain recurring non-cash charges, such as depreciation of property and equipment and amortization of intangible assets; although these are non-cash charges, the assets being depreciated and amortized may need to be replaced in the future, and adjusted EBITDA does not reflect all cash requirements for such replacements or for new capital expenditure requirements;
●	Adjusted EBITDA excludes gains on restructuring transactions, as these are non-recurring in nature;
●	Adjusted EBITDA excludes stock-based compensation expense, which has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy; and
●	Adjusted EBITDA excludes all finance charges.

Because of these limitations, you should consider adjusted EBITDA alongside other financial performance measures, including net loss and our other GAAP results.

The following is a reconciliation of adjusted EBITDA to the most comparable GAAP measure, net income (loss):

	Year ended March 31,
	2023	2022
Net (Loss) / Income	$(62,032,076)	$(31,045,152)
Add/ (deduct)
Depreciation and amortization	740,422	3,189,567
Stock-based compensation	3,610,097	3,879,618
Finance costs	27,570,752	3,351,077
Finance costs to related parties	64,844	110,714
Gain on troubled debt restructuring	—	(7,374,206)
Other income, net	(2,043,556)	(1,605,023)
Other income from related parties	(15,804)	(16,860)
Adjusted EBITDA	$(32,105,322)	$(29,510,265)

Liquidity and Capital Resources

During the years ended March 31, 2023 and 2022, we generated negative cash flows from operations of $36.27 million and $31.66 million, respectively, resulting primarily from expenses associated with our investment in the new platform business model and its expansion.

As of March 31, 2023 and 2022, our cash and cash equivalents were $3.69 million and $26.78 million, respectively, consisting of cash on hand, fixed deposits and other bank balances.

Our primary uses of cash are to fund our operations as we continue to grow and expand our business in additional geographies. We will require a significant amount of cash for product development as we invest in our technology. We expect that our sales and marketing, general and administrative, and research and development expenses will continue to increase as we increase our sales volume, expand our marketing efforts, increase our internal sales force to drive increased sales of our technology and continue research and development efforts to further enhance our products.

In October 2022, we entered into a Business Combination Agreement (BCA) for merger with Innovative International Acquisition Corp. (SPAC). In October 2022, we entered into a note purchase agreement with Ananda small business trust, an affiliate of the SPAC sponsor. Ananda small business trust has purchased notes worth $10 million. Additionally, pursuant to signing the BCA, the Company has entered into a warrant and convertible note agreement in February 2023 with new investors and has raised a total of $16.77 million (before fees) as of June 20, 2023 (which will convert at a discount in the deSPAC or in a qualified financing) and the company is in the process of raising additional funds via the same convertible note.

Our future capital requirements will depend on many factors, including, but not limited to, our growth, our ability to attract and retain Hosts and Guests, and the scope of future sales and marketing activities. Our ability to fund our operations and capital expenditures will depend on our ability to generate cash from operating activities, which is subject to future operating performance, as well as general economic, financial, competitive, legislative, regulatory, and other conditions, some of which may be beyond our control. We anticipate raising adequate liquidity via our deSPAC process to adequately fund future capital needs.

Financing Arrangements

We have financed our operations through revenue generated from sales, borrowings, and issuances of convertible preferred stock and convertible notes.

Series E Preferred Stock and Warrants

During March 2021, we had an initial closing of our private placement offering and issued 14,994,152 shares of Series E preferred stock and warrants to purchase 14,994,152 shares of common stock at a combined price of $2.50 per unit. Subsequently, in

April 2021 and May 2021, we further issued 15,005,368 shares of Series E preferred stock and warrants to purchase 15,005,368 shares of common stock at a combined price of $2.50 per unit.

Series E-1 Preferred Stock

On August 17, 2021, we issued 5,020,879 shares of Series E-1 preferred stock at a price of $3.50 per share.

Debentures and Other Borrowings from Financial Institutions

We have obtained loan facilities from various financial institutions during earlier time periods, which remained outstanding as of March 31, 2023 and March 31, 2022. These loan facilities have been restructured during the periods presented, and we have recorded a gain on restructuring of $zero million and $7.37 million for the years ended March 31, 2023 and March 31, 2022, respectively.

The following table summarizes our cash flows for the periods presented:

	Year ended March 31,
Statements of Cash Flows Data:	2023	2022
Net cash (used in) provided by operating activities	(36,269,517)	(31,655,048)
Net cash generated from investing activities	3,904,131	2,591,230
Net cash provided by (used in) financing activities	9,586,814	26,832,929
Effects of exchange rate changes on cash and cash	(318,478)	(47,368)
Net increase (decrease) in cash and cash equivalents	(22,778,572)	(2,230,887)

Operating Activities

Net cash used in operating activities was $36.27 million and $31.66 million for the years ended March 31, 2023 and March 31, 2022, respectively. The increase in cash utilized for the year ended March 31, 2023 compared March 31, 2022 resulted primarily from:

(a)	A decrease in revenue from operations of approximately 31%, which was only partially offset by reductions in operating expenses (excluding depreciation and amortization).
(b)	Net increase (cost) in working capital of $2.36 million, as compared to a net decrease (benefit) in working capital of $0.68 million in the prior year.

Investing Activities

Net cash generated from investing activities totaled $3.90 million and $2.59 million for the years ended March 31, 2023 and March 31, 2022, respectively. The increase in cash generated for the year ended March 31, 2022, compared to March 31, 2022 is largely attributable to higher proceeds from legacy vehicle sales and lower purchases of property and equipment.

Financing Activities

Net cash generated in financing activities was $9.59 million for the year ended March 31, 2023, compared to $26.8 million for the year ended March 31, 2022. The decrease was primarily due to zero issuances of preferred securities, as compared to $48.4 million in the year ended March 31, 2022. During the year ended March 31, 2023, we raised approximately $10.0 million from issuance of a promissory note to Ananda Trust and $7.15 million in net proceeds from issuance of senior subordinated convertible promissory notes.

Contractual Obligations and Commitments

Contractual obligations are cash amounts that we are obligated to pay as part of certain contracts that we have entered into during the normal course of business.

Below is a table that shows our contractual lease obligations as of March 31, 2023:

	March 31, 2023
	Operating Leases	Finance Leases
Maturities of lease liabilities are as follows:
2024	497,344	1,877,744
2025	471,185	2,103,127
2026	350,777	3,048,501
2027	367,830	672,269
2028	385,735	—
Thereafter	404,536	—
Total Lease Payments	2,477,406	7,701,642
Less : Imputed Interest	725,982	1,345,957
Total Lease Liabilities	$1,751,424	$6,355,685

Borrowings
Total maturity as of March 31, 2023 for the Year ending March 31,
2024	$2,470,747
2025	982,836
2026	634,390
2027	1,042,901
2028	379,074
Thereafter	—
$5,509,948

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a material penalty are not included in the table above.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Contingencies

The Company is subject to legal proceedings and claims that arise in the ordinary course of business. The Company accrues for losses associated with legal claims when such losses are probable and can be reasonably estimated. These accruals are adjusted as additional information becomes available or circumstances change.

Claims filed against the Company by customers and third parties not acknowledged as liability amounted to $4,639,473 and $5,315,190 as of March 31, 2023 and March 31, 2022, respectively. These claims have been made for personal injuries (customer and/or third parties) and amounts charged to customers by the Company as damages for improper use of vehicles and/or physical damages made to vehicles during an active trip. While uncertainties are inherent in the final outcome of these matters, the Company believes, that the disposition of these proceedings will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates. The critical accounting policies requiring estimates, assumptions, and judgments that we believe have the most significant impact on our financials are described below.

Stock-Based Compensation

The Company accounts for stock-based compensation expense in accordance with the fair value recognition and measurement provisions of US GAAP, which requires compensation cost for grant-date fair value of stock-based awards to be recognized over the requisite service period. The Company includes a forfeiture estimate in the amount of compensation expense being recognized based on the Company’s estimate of equity instruments that will eventually vest. The fair value of stock-based awards, granted or modified, is determined on the grant date at fair value, using appropriate valuation techniques.

The Company records stock-based compensation expense for service-backed stock options over the requisite service period, which ranges from 6 months to 4 years .

For stock options with service-based vesting conditions only, the valuation model, typically the Black-Scholes option-pricing model, incorporates various assumptions including expected stock price volatility, expected term, and risk-free rates. Stock options with graded vesting the fair-value-based measure is estimated of the entire award by using a single weighted-average expected term. The Company estimates the volatility of common stock on the date of the grant based on weighted-average historical stock price volatility of comparable publicly traded companies in its industry group. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant with a term equal to the expected term. The Company estimates the term based on the simplified method for employee stock options considered to be “plain vanilla” options as the Company’s historical share option exercise experience does not provide a reasonable basis upon which to estimate the expected term. The expected dividend yield is 0.0% as the Company has not paid and does not anticipate paying dividend on its common stock.

During the year ended March 31, 2022, the exercise period of stock options held by employees who have resigned from the Company was revised from 3 years to 5 years from the date of resignation. The impact of this modification is immaterial.

Warrants

When the Company issues warrants, it evaluates the proper balance sheet classification of the warrant to determine whether the warrant should be classified as equity or as a derivative liability on the consolidated balance sheets. In accordance with ASC 815-40, Derivatives and Hedging — Contracts in the Entity’s Own Equity (ASC 815-40), the Company classifies a warrant as equity so long as it is “indexed to the Company’s equity” and several specific conditions for equity classification are met. A warrant is not considered indexed to the Company’s equity, in general, when it contains certain types of exercise contingencies or adjustments to exercise price. If a warrant is not indexed to the Company’s equity or it has net cash settlement that results in the warrants to be accounted for under ASC 480, Distinguishing Liabilities from Equity, or ASC 815-40, it is classified as a derivative liability which is carried on the consolidated balance sheet at fair value with any changes in its fair value recognized currently in the consolidated statement of operations.

During the year, the Company has issued warrants along with Notes as defined in “Convertible Promissory Notes and Senior Subordinated Convertible Promissory Note (SSCPN)” policy and also as consideration to placement agents for the issuance of SSCPN which are classified as derivative instruments, refer note 32.

The Company also has preferred stock and common stock warrants (as described below) issued during the year ended March 31, 2022 and are classified as liabilities and equity respectively.

Each unit of Series E preferred stock issued by the Company consists of one Series E preferred stock and a warrant which entitle the holder to purchase one share of common stock of the Company on the satisfaction of certain conditions. Warrants are also issued to placement agencies of Series E and Series E1. Warrants issued to placement agencies include the following two categories: a) warrants to purchase common stock of the company; and b) warrants to purchase Series E and Series E1 shares.

Warrants to be converted into common stock:

The Company’s warrants to purchase common stock are classified as equity on the consolidated balance sheets. Upon issuance of the warrant, the Company allocated a portion of the proceeds from the sale of its preferred stock to the warrant based on the relative fair values of warrants and preferred stock.

Warrants to be converted into preferred stock:

The Company’s warrants to purchase convertible preferred stock are classified as a liability on the consolidated balance sheets and held at fair value because the warrants are exercisable for contingently redeemable preferred stock, which is classified outside of stockholders’ deficits.

The warrant liability is subject to re-measurement at each balance sheet date, and any change in fair value is recognized as a component of finance costs. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants.

Warrants issued along with SSCPN:

The warrants issued along with the SSCPN satisfy the definition of a derivative in accordance with ASC 815-10-15-83 since it contains an underlying, has payment provisions, can be net settled and has a very minimal initial net investment. Accordingly, the derivatives are measured at fair value and subsequently revalued at each reporting date. Refer note 32.

Recent Accounting Pronouncements

●	In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions to contract modifications and hedging relationships that reference the London Interbank Offered Rate or another reference rate expected to be discontinued. The standard is effective upon issuance and may be applied at the beginning of the interim period that includes March 12, 2020, through December 31, 2022. In January 2021, the FASB issued ASU 2021-01, which clarified the scope of Topic 848 to include derivatives that are affected by a change in the interest rate used for margining, discounting, or contract price alignment that do not also reference London Interbank Offered Rate or another reference rate that is expected to be discontinued as a result of the reference rate reform. The standard is effective upon issuance and may be applied retroactively as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively to any new modifications within an interim period including or subsequent to January 7, 2021. The ASU did not have any impact on the Company’s consolidated financial statements as the Company did not have any transactions that would be impacted by the aforementioned accounting pronouncement.
●	In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). This update simplifies the accounting for certain convertible instruments by removing the separation models for convertible debt with a cash conversion feature and for convertible instruments with a beneficial conversion feature. As a result, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. Additionally, this update amends the diluted earnings per share calculation for convertible instruments by requiring the use of the if-converted method. The treasury stock method is no longer available. Public entities other than smaller reporting companies should adopt the requirements of ASU 2020-06 using either a full or modified retrospective approach, and it is effective for interim and annual reporting periods beginning after December 15, 2021. All other entities may adopt the requirements of ASU 2020-06 using either a full or modified retrospective approach, and it is effective for interim and annual reporting periods beginning after December 15, 2023. Early adoption is permitted for interim and annual reporting periods beginning after December 15, 2020. The Company has adopted this with effect from April 1, 2022 and as a result convertible debt instruments have been reported as a single liability instrument with no separate accounting for embedded conversion features. This did not have impact on the income statement, cash flows or the financial position of the Company.
●	In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Topic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40), which clarifies existing guidance for freestanding written call options which are equity classified and remain so after they are modified or exchanged in order to reduce diversity in practice. The standard is effective for public entities in fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The ASU did not have any impact on the Company’s consolidated financial statements as the Company did not have any transactions that would be impacted by the aforementioned accounting pronouncement.

●	In August 2020, the FASB issued ASU No. 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for convertible instruments by eliminating the requirement to separate embedded conversion features from the host contract when the conversion features are not required to be accounted for as derivatives under Topic 815,Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital. By removing the separation model, a convertible debt instrument will be reported as a single liability instrument with no separate accounting for embedded conversion features. This new standard also removes certain settlement conditions that are required for contracts to qualify for equity classification and simplifies the diluted earnings per share calculations by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in diluted earnings per share calculations. Public entities other than smaller reporting companies should adopt the requirements of ASU 2020-06 using either a full or modified retrospective approach, and it is effective for interim and annual reporting periods beginning after December 15, 2021. All other entities may adopt the requirements of ASU 2020-06 using either a full or modified retrospective approach, and it is effective for interim and annual reporting periods beginning after December 15, 2023. The Company has adopted this with effect from April 1, 2022 and as a result convertible debt instruments have been reported as a single liability instrument with no separate accounting for embedded conversion features. This did not have impact on the income statement, cash flows or the financial position of the Company.

Accounting Pronouncement Pending Adoption

●	In March 2023, the FASB issued ASU 2023-01 — Leases (Topic 842): Common Control Arrangements, which provides a practical expedient for certain companies to consider the written terms and conditions to determine the existence of a lease and it’s corresponding accounting and classification, if any. The ASU also addresses the accounting for leasehold improvements associated with leases between companies of common control transactions which is applicable to all entities. The ASU is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted for both interim and annual financial statements that have not yet been issued. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.
●	There are other new accounting pronouncements issued by the FASB that the Company has adopted or will adopt, as applicable, and the Company does not believe any of these accounting pronouncements have had, or will have, a material impact on its consolidated financial statements or disclosures.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business, which primarily relate to fluctuations in inflation and foreign currencies. Such fluctuations to date have not been significant.

Foreign Currency Exchange Risk

We transact business globally in multiple currencies, primarily Indian Rupees, U.S. Dollars, Singapore Dollars, Euros, Indonesian Rupiah and Vietnamese Dong. Revenue as well as costs and expenses denominated in foreign currencies expose us to the risk of fluctuations in foreign currency exchange rates against the U.S. Dollar. We are exposed to foreign currency risks related to our revenue and operating expenses, along with certain intercompany transactions, denominated in currencies other than the U.S. Dollar, primarily Indian Rupees. Accordingly, changes in exchange rates may negatively affect our future revenue and other operating results as expressed in U.S. Dollars. Our foreign currency risk is partially mitigated as our entities that primarily recognize revenue in currencies other than the U.S. Dollar incur expenses in the same underlying currencies and, as such, we do not believe that foreign currency exchange risk has had a material effect on our business, results of operations or financial condition. We have experienced, and will continue to experience, fluctuations in our net loss or income as a result of transaction gains or losses related to remeasurement of our asset and liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. These items are presented within Other income (expense), net, in our consolidated statements of operations.

We are also exposed to foreign exchange rate fluctuations as we translate the financial statements of our foreign subsidiaries into U.S. Dollars in consolidation. If there is a change in foreign currency exchange rates, the translation adjustments resulting from the conversion of the financial statements of our foreign subsidiaries into U.S. Dollars would result in a gain or loss recorded as a component of accumulated other comprehensive income (loss), which is part of stockholders’ deficit.

MANAGEMENT OF NEW ZOOMCAR FOLLOWING THE BUSINESS COMBINATION

The following sets forth certain information concerning the persons who are expected to serve as directors and executive officers of New Zoomcar following the consummation of the Business Combination.

Name	Age	Position
Executive Officers
Greg Moran	37	Chief Executive Officer and Director
Geiv Dubash	44	Chief Financial Officer
Hiroshi Nishijima	46	Chief Operating Officer
Non-Employee Directors
Mohan Ananda	76	Director
Graham Gullans	37	Director
David Ishag	64	Director
Uri Levine	57	Director and Chairman
Madan Menon	42	Director
Evelyn D’An	61	Director

Information regarding the executive officers and directors following the Business Combination is set forth below:

Executive Officers

Mr. Gregory Moran co-founded Zoomcar in April 2012 and has served as its Chief Executive Officer since September 2012 and as its President since May 2015. As the first employee of Zoomcar, Mr. Moran oversaw Zoomcar’s growth and executed Zoomcar’s strategic vision from inception. Mr. Moran has spearheaded Zoomcar’s product evolution into a consumer focused, two-sided marketplace.

Prior to founding Zoomcar, Mr. Moran worked as an investment banking and private equity professional within the global energy and infrastructure industry across companies such as International Power (now Engie), Fieldstone Private Capital Group, and Cerberus Capital Management. Additionally, Mr. Moran also focused on creating long-term policy frameworks in sustainability for the City of New York. Mr. Moran holds a B.A. in International Relations from the University of Pennsylvania.

Mr. Geiv D. Dubash has been Zoomcar’s Chief Financial Officer since August 2021. Mr. Dubash has over twenty years of experience working with private and publicly traded companies and in the financial services sector. From November 2019 until August 2020, Mr. Dubash served as a senior director and Head of Strategic Finance at Plenty Unlimited Inc., a vertical farming company backed by investors such as Softbank, Walmart, and the JS Capital, the Soros Family Office, and participated in a $140 million Series D financing venture and negotiated a $250 million structured equity financing term sheet with certain major institutional investors. From September 2018 to October 2019, Mr. Dubash was a director of Strategic Finance of Bird Inc., a global micro-electric mobility company and assisted in executing a merger and acquisition transaction from Scoot Networks to Bird Inc. Prior to Bird, Mr. Dubash also worked at Sunrun Inc. (“Sunrun”) (Nasdaq: RUN), where he served as a director of Project and Corporate Finance from August 2015 to July 2018, a senior associate of Project and Corporate Finance and a senior associate of Project and Corporate Finance from August 2013 to July 2015 at. While at Sunrun, Mr. Dubash participated in Sunrun’s $250 million Credit Suisse AG (“Credit Suisse”) credit facility. Credit Suisse served as the underwriter of this credit facility during Sunrun’s 2015 initial public offering. Mr. Dubash was also an associate at the Investment Banking Division of Citigroup Inc. (“Citi”) in London from August 2010 to December 2013, an M&A Transaction Services senior associate at PricewaterhouseCoopers (“PwC”) from September 2005 to April 2008, and an audit associate and a senior audit associate at KPMG International Limited (“KPMG”) from April 2002 to August 2005. Mr. Dubash earned a Bachelor of Business Administration with a concentration in Finance and Accounting from the University of Texas at Austin in 2001 and a Master of Business Administration from Yale School of Management in 2010.

Mr. Hiroshi Nishijima has been Zoomcar’s Chief Operating Officer since May 2022. Mr. Nishijima has more than half a decade of experience in the app-based marketplace business, especially in the mobility sector. Prior to his current role at Zoomcar, from April 2020 to April 2022, Mr. Nishijima served as the Chief Executive Officer of Via Mobility Japan, K.K., a private on-demand ride sharing service providing cost-effective mobility solutions for public transportation. From January 2016 to April 2020, he served in multiple leadership positions at Grab Holdings Ltd (Nasdaq: GRAB), an app-based transportation, grocery, food, and Fintech services platform. Mr. Nishijima’s roles at Grab included being the Head of Transport Business of Grab Indonesia and the Deputy Chief of

Staff to the Chief Executive Officer of Grab. Prior to working at Grab, Mr. Nishijima worked at Boston Consulting Group, Inc., first serving as Project Leader of its Japan office from December 2010 to December 2012, then transferred to its New Delhi office in 2013, and Singapore office in 2014 as a Principal. From April 2006 to November 2010, Mr. Nishijima was a Project Manager at Roland Berger’s Tokyo, Japan and Dusseldorf, Germany offices. At Boston Consulting Group and Roland Berger, Mr. Nishijima was a core member of teams which supported clients in automotive sector globally. From April 1999 to March 2005, he also served as a Project Leader at Honda Motor Ltd. Mr. Nishijima received a Bachelor’s of Law (LLB) from Keio University in 1999.

Non-Employee Directors

Mr. David Ishag has been a director of Zoomcar since April 27, 2021. From September 2014 to November 2016, Mr. Ishag served as a non-executive Chairman at Karhoo Inc. (“Karhoo”), a ride hailing and comparison app company that had approximately 250,000 cars on its platform. In November of 2016, Karhoo and its related entities went into administration or Chapter 11 bankruptcy. From December 2016 to February 2018, Mr. Ishag was also a special advisor to Virgin Hyperloop One, a paradigm-shifting mobility company primarily engaged in developing a super-speed ground-level transportation system conceived by Elon Musk. From June 1999 to January 2003, Mr. Ishag served as Chief Operating Officer at Idealab, Inc. (“Idealab”), a leading technological and internet incubating company engaged in providing startup companies with support and resources to allow startups to create new and innovative technological products and services. Mr. Ishag assisted Idealab in its financing, including raising approximately $1 billion in capital. Prior to that, he was the Chief Operating Officer and Chief Financial Officer of Capella Films, Inc. Mr. Ishag received his Bachelor of Laws (LLB) degree from the London School of Economics in 1981 and his Master of Business Administration (MBA) from Harvard Business School in 1984.

Mr. Graham Gullans has served as a director of Zoomcar since October 2013. Mr. Gullans has served as Vice President, Business and Corporate Development, at Superpedestrian, a Boston-based micromobility company, since February 2019. Prior to joining Superpedestrian, Mr. Gullans was Global Director of Customer Analytics at Hootsuite, a social media platform company, from February 2017 to August 2018, and co-founder and Chief Operating Officer of Liftmetrix, a developer of marketing and advertising analytics tools, from January 2014 until its acquisition by Hootsuite in February 2017. Mr. Gullans has a B.S. in business, finance and information systems from the Carroll School of Management at Boston College.

Mr. Uri Levine has been the Chairman of Zoomcar since March 2021. He is a passionate serial entrepreneur and disruptor. He co-founded Waze, the world’s largest community-based driving traffic and navigation app, with more than 500 million drivers around the globe, which was acquired by Google in June 2013 for more than US$ 1.1 billion. Mr. Levine was also a former investor and board member in Moovit App global Ltd. (“Moovit”), a mobility as a service (“MaaS”) company known as the “Waze of public transportation,” which was acquired by Intel Corporation in 2020. Levine heads “The Founders Kitchen,” a company-builder fund, and serves as the co-founder and chairman of Pontera (formerly known as FeeX), FairFly, Refundit and Fibo. He also serves on the Board of Directors of Seetree, Kahun, GCNHub, Dynamo. He also has served as an independent director of Infosys Limited (NYSE: INFY) since April 2020.

Mr. Levine’s vision in building startups is specifically intended to disrupt inefficient markets and improve under-functioning services with a focus on solving “BIG problems” and saving consumers time and money while empowering them and changing the world for the better. Mr. Levine has been in the high-tech business for the last 30 years, half of them in the startup scene, and has seen everything ranging from failure, middle success, and big success. He is also a well-known speaker on entrepreneurship, disruption, evolution vs. revolutions of markets, mobility and startups. Motivated to encourage the next generation of thinkers and innovators, he also leads an academic workshop entitled “How to Build a Startup,” aimed at undergraduate and graduate-level business students. Levine is a BA graduate from Tel Aviv University. Before attending university, he served in the Israeli army in its special intelligence unit 8200. He is a trustee at the Tel Aviv University and also mentor young entrepreneurs at the Zell Entrepreneurship program at IDC Herzliya.

Ms. Evelyn D’An has served as a Director of Zoomcar since April 2023 and will serve as a member of New Zoomcar’s Board of Directors, chair of the Audit Committee and member of the Compensation Committee upon consummation of the Business Combination. Ms. D’An is an experienced Independent Board Director and experienced Chair of Audit, Compensation and Nominating/Governance committees. She is a Hispanic business leader, having served in various financial and operational leadership roles throughout her career. Ms. D’An was also a former audit partner with Ernst & Young, spending over 18 years serving clients across a variety of sectors including technology, retail and consumer products. Ms. D’An has served on numerous corporate boards since 2006.

Since August 2021, Ms. D’An has served on the board of Backblaze, Inc. (“Backblaze”) (NASDAQ:BLZE), a cloud storage and data backup company, where she chairs the Audit Committee and is a member of the Compensation Committee. Since March 2020, Ms. D’An has served on the board of directors of GHD Group Pty Ltd (“GHD”), an employee-owned global Australian based professional services firm specializing in engineering, advisory and digital services, with more than 12,000 employees across five continents. Ms. D’An is the chair of GHD’s Audit Committee and is also a member of GHD’s Global Inclusion & Diversity Council and Risk Committee.

From March 2018 until April 2021, Ms. D’An served on the board of directors of Enochian Biosciences Inc., (NASDAQ: ENOB), a pre-clincial stage biosciences technology start-up focused on clinical trials for HIV/AIDS and cancer and was a member of the audit committee, nominating and governance committee and compensation committee.

From November 2016 through June 2022, Ms. D’An served on the board of directors of Summer Infant, Inc., a formerly listed NASDAQ listed manufacturer of infant and juvenile products, with distribution into major retailers such as Target, Walmart and Amazon where she chaired the Compensation Committee and was a member of the Audit Committee. Summer Infant was sold in June 2022 to a private company.

Ms. D’An has extensive experience in corporate governance. She is the Chair of the Board of the Florida National Association of Corporate Directors and is a frequent speaker on governance topics. She graduated with a Bachelor of Science in Accounting from the State University of Albany. Ms. D’An was formerly a licensed Certified Public Accountant in New York from July 9, 1990. She also held an active license as a Certified Public Accountant in Florida from July 15, 1999 which expired on December 31, 2004, while Florida imposed a fee in June 2017 due to Ms. D’An’s CPA license not being listed as “inactive” on a public website. We believe that Ms. D’An is qualified to serve as a member of our Board because of her extensive experience advising technology companies and other public companies as both a director and executive. We believe Ms. D’An brings to our Board significant corporate governance, financial and accounting experience.

The description of the experiences of Mohan Ananda and Madan Menon, expected independent directors of New Zoomcar, is included in the section of this joint proxy statement/consent solicitation statement/prospectus entitled “Directors, Officers, Executive Compensation And Corporate Governance Of IOAC Prior To The Business Combination.”

Family Relationships

There are no family relationships among any of New Zoomcar’s directors or executive officers.

Corporate Governance

Composition of the Board of Directors

New Zoomcar’s business and affairs will be organized under the direction of the New Zoomcar Board. We anticipate that the New Zoomcar Board will consist of seven (7) members upon the consummation of the Business Combination. Uri Levine will serve as Chairman of the New Zoomcar Board. The primary responsibilities of the New Zoomcar Board will be to provide oversight, strategic guidance, counseling and direction to New Zoomcar’s management. The New Zoomcar Board will meet on a regular basis and additionally as required.

In accordance with the terms of the Proposed Charter, which will be effective upon the consummation of the Business Combination, the New Zoomcar Board will be divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class serving a three-year term, except that the Class I directors will be appointed to an initial one-year term (and three-year terms subsequently), the Class II directors will be appointed to an initial two-year term (and three-year terms subsequently) and the Class III directors will be appointed to an initial three-year term (and three-year terms subsequently). There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

The New Zoomcar Board will be divided into the following classes:

●	Class I, which is anticipated to consist of Uri Levine and David Ishag, whose terms will expire at New Zoomcar’s first annual meeting of stockholders to be held after the completion of the Business Combination;

●	Class II, which is anticipated to consist of Mohan Ananda and Madan Menon, whose terms will expire at New Zoomcar’s second annual meeting of stockholders to be held after the completion of the Business Combination; and
●	Class III, which is anticipated to consist of Greg Moran, Graham Gullans and Evelyn D’An, whose term will expire at New Zoomcar’s third annual meeting of stockholders to be held after the completion of the Business Combination.

At New Zoomcar’s annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. This classification of the New Zoomcar Board may have the effect of delaying or preventing changes in New Zoomcar’s control or management.

Board Leadership Structure

Director Independence

As a result of the New Zoomcar common stock being listed on Nasdaq following the consummation of the Business Combination, it will be required to comply with the applicable rules of such exchange in determining whether a director is independent. Immediately upon the consummation of the Business Combination, the New Zoomcar Board will undertake a review of the independence of the individuals named above and will determine which directors qualify as “independent” as defined under the applicable Nasdaq rules.

The Nasdaq definition of “independence” includes a series of objective tests, such as the director or director nominee is not, and was not during the last three years, an employee of the Company and has not received certain payments from, or engaged in various types of business dealings with, the Company. In addition, as further required by the Nasdaq Listing Rules, the New Zoomcar Board will make a subjective determination as to each director nominee’s independence and expects to determine that no relationships exist which, in the opinion of the New Zoomcar Board, would interfere with such individual’s exercise of independent judgment in carrying out his or her responsibilities as a director. In making these determinations, the New Zoomcar Board will review and discuss information provided by the directors with regard to each director’s business and personal activities as they may relate to Company and its management.

Committees of the Board of Directors

The New Zoomcar Board will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of the board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by the New Zoomcar Board. The New Zoomcar Board may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

New Zoomcar’s audit committee will consist of Evelyn D’An, Graham Gullans and Madan Menon. The New Zoomcar Board will determine which members of the audit committee qualify as “independent” under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chairperson of the audit committee will be Evelyn D’An. The New Zoomcar Board will determine that Ms. D’An is an “audit committee financial expert” within the meaning of SEC regulations. Each member of New Zoomcar audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the New Zoomcar Board will examine each audit committee member’s scope of experience and the nature of their employment.

The primary purpose of the audit committee will be to discharge the responsibilities of the New Zoomcar Board with respect to corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee New Zoomcar’s independent registered public accounting firm. Specific responsibilities of the audit committee include:

●	helping the New Zoomcar Board oversee corporate accounting and financial reporting processes;
●	managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit New Zoomcar’s consolidated financial statements;

●	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, New Zoomcar’s interim and year-end operating results;
●	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
●	reviewing related person transactions; obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes New Zoomcar’s internal quality control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and
●	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

The compensation committee will consist of Graham Gullans, Evelyn D’An and Madan Menon. The chair of the compensation committee will be Mr. Gullans. The New Zoomcar Board will determine which members of the compensation committee qualify as “independent” under the Nasdaq listing standards and as “non-employee directors” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of the compensation committee will be to discharge the responsibilities of the New Zoomcar Board in overseeing the compensation policies, plans and programs and to review and determine the compensation to be paid to executive officers, directors and other senior management, as appropriate. Specific responsibilities of the compensation committee will include:

●	reviewing and approving the compensation of the chief executive officer, other executive officers and senior management;
●	reviewing and recommending to the board of directors the compensation of directors;
●	administering the equity incentive plans and other benefit programs;
●	reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for the executive officers and other senior management; and
●	reviewing and establishing general policies relating to compensation and benefits of the employees, including the overall compensation philosophy.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will consist of Uri Levine and Mohan Ananda. The chair of the nominating and corporate governance committee will be Mr. Levine. The New Zoomcar Board will determine which members of the nominating and corporate governance committee qualify as independent under the Nasdaq listing standards.

Specific responsibilities of the nominating and corporate governance committee will include:

●	identifying and evaluating candidates, including the nomination of incumbent directors for re-election and nominees recommended by stockholders, to serve on the board of directors;
●	considering and making recommendations to the board of directors regarding the composition and chairmanship of the committees of the New Zoomcar Board;
●	developing and making recommendations to the New Zoomcar Board regarding corporate governance guidelines and matters, including in relation to corporate social responsibility; and

●	overseeing periodic evaluations of the performance of the New Zoomcar Board, including its individual directors and committees.

Code of Ethics

Following the consummation of the Business Combination, New Zoomcar will have a code of ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics will be available on New Zoomcar’s website, www.zoomcar.com. In addition, New Zoomcar intends to post on its website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the code. The reference to the New Zoomcar website address does not constitute incorporation by reference of the information contained at or available through New Zoomcar’s website, and you should not consider it to be a part of this joint proxy statement/consent solicitation statement/prospectus.

Compensation Committee Interlocks and Insider Participation

None of the intended members of New Zoomcar’s compensation committee has ever been an executive officer or employee of New Zoomcar. None of New Zoomcar’s executive officers currently serve, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of the New Zoomcar Board or compensation committee.

Non-Employee Director Compensation

In connection with the consummation of the Business Combination, the New Zoomcar Board intends to adopt a non-employee director compensation policy designed to align compensation with New Zoomcar’s business objectives and the creation of shareholder value, while enabling New Zoomcar to attract and retain directors to contribute to New Zoomcar’s long-term success.

Cash Compensation

Each non-employee director will be entitled to a $120,000 annual cash retainer and a grant of $180,000 of RSUs. In addition, New Zoomcar’s policy is to reimburse directors for reasonable and necessary out-of-pocket expenses incurred in connection with attending board and committee meetings or performing other services in their capacities as directors.

Equity Compensation

Following the closing of the Business Combination, the compensation committee of New Zoomcar intends to review and implement a non-employee director cash and equity compensation policy, which will include initial and annual equity awards.

Limitation on Liability and Indemnification of Directors and Officers

The Proposed Charter, which will be effective upon consummation of the Business Combination, will limit a directors’ liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

●	for any transaction from which the director derives an improper personal benefit;
●	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
●	for any unlawful payment of dividends or redemption of shares; or
●	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Delaware law and New Zoomcar’s amended and restated bylaws provide that New Zoomcar will, in certain situations, indemnify its directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, New Zoomcar will enter into separate indemnification agreements with its directors and officers. These agreements, among other things, require New Zoomcar to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of its directors or officers or any other company or enterprise to which the person provides services at its request.

New Zoomcar plans to maintain a directors’ and officers’ insurance policy pursuant to which its directors and officers are insured against liability for actions taken in their capacities as directors and officers. Zoomcar believes these provisions in the New Zoomcar Charter and New Zoomcar’s amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION OF ZOOMCAR

Unless the context otherwise requires, any reference in this section of this joint proxy statement/consent solicitation statement/prospectus to the “Company,” “we,” “us,” “our,” or “Zoomcar” refers to Zoomcar, Inc. and its consolidated subsidiaries prior to the consummation of the Business Combination and to New Zoomcar and its consolidated subsidiaries following the Business Combination.

New Zoomcar will qualify as an “emerging growth company” within the meaning of the Securities Act for purposes of the SEC’s executive compensation disclosure rules. In accordance with those rules, Zoomcar is required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year - End Table, as well as limited narrative disclosures regarding executive compensation for Zoomcar’s last completed fiscal year. Further, New Zoomcar’s reporting obligations extend only to New Zoomcar’s “named executive officers,” who are the individuals who served as Zoomcar’s principal executive officer and Zoomcar’s next two other most highly compensated officers at the fiscal year ended March 31, 2023, the most recently completed fiscal year as of New Zoomcar’s first public filing. For fiscal year 2024, New Zoomcar’s named executive officers are:

Name	Principal Position
Greg Moran	Chief Executive Officer
Geiv Dubash	Chief Financial Officer
Hiroshi Nishijima	Chief Operating Officer

Summary Compensation Table

The following table summarizes the compensation awarded to, earned by, or paid to New Zoomcar’s named executive officers for the fiscal year beginning April 1, 2022, and ended March 31, 2023.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)		Option Awards ($)(2)	Non-Equity Incentive Plan Award ($)(3)	All Other Compensation ($)(4)		Total ($)
Greg Moran	2022	292,600	—		—	15,400	43,729	(5)	351,729
Chief Executive Officer
Geiv Dubash	2022	253,333	—		—	13,333	20,357	(6)	287,023
Chief Financial Officer
Hiroshi Nishijima (7)	2022	265,643	40,000	(8)	428,735	7,935	20,768	(9)	763,081
Chief Operating Officer
(1)	The amounts in this column reflect the base salary actually paid to each named executive officer for the fiscal year ended March 31, 2023, which is paid in Indian Rupees and reported above based on a rate of 75.00 Indian Rupees to 1 USD.
(2)	The amounts in this column represent the aggregate grant-date fair value of stock option awards granted under the Zoomcar Equity Plan to each named executive officer during the fiscal year ended March 31, 2023, computed in accordance with the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) Topic 718. See Note 28 of the audited consolidated financial statements included elsewhere in this joint proxy statement/consent solicitation statement/ prospectus for a discussion of the relevant assumptions used in calculating this amount. These amounts do not reflect the actual economic value that may be realized by our named executive officers.
(3)	The amounts in this column represent the amount of variable pay earned by each named executive officer in respect of the fiscal year ended March 31, 2023, which is paid in Indian Rupees and reported above based on a rate of 75.00 Indian Rupees to 1 USD.
(4)	All Other Compensation amounts reported for each named executive officer were paid in Indian Rupees and are reported above based on a rate of 75.00 Indian Rupees to 1 USD.
(5)	On behalf of Mr. Moran, Zoomcar made $23,512 in contributions to India’s Provident Fund, a defined contribution plan, for the fiscal year ended March 31, 2023. Zoomcar paid $20,216 for a corporate apartment utilized by Mr. Moran during the fiscal year ended March 31, 2023.

(6)	On behalf of Mr. Dubash, Zoomcar made $20,357 in contributions to India’s Provident Fund, a defined contribution plan, for the fiscal year ended March 31, 2023.
(7)	Mr. Hiroshi Nishijima assumed responsibilities as Zoomcar’s Chief Operating Officer in May 2022. Pursuant to the COO employment agreement, Mr. Nishijima’s annual salary is $285,000, with an annual performance bonus opportunity of $15,000.
(8)	Mr. Nishijima received two short-term retention incentives totaling $40,000 in respect of the fiscal year ended March 31, 2023.
(9)	On behalf of Mr. Nishijima, Zoomcar made $20,768 in contributions to India’s Provident Fund, a defined contribution plan, for the fiscal year ended March 31, 2023.

Narrative to Summary Compensation Table

Employment Agreements

For the fiscal year ended March 31, 2023, Zoomcar maintained employment agreements with its Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer.

Zoomcar expects to enter into new employment arrangements with each of its named executive officers prior to the closing of the Business Combination, which will govern the terms of their continuing employment with Zoomcar and, following the completion of the Business Combination, with New Zoomcar. Zoomcar is still in the process of negotiating, approving, and implementing these agreements.

Agreement with Chief Executive Officer

Zoomcar India entered into an employment agreement on September 10, 2012, with Mr. Greg Moran, its Chief Executive Officer. For the fiscal year ended March 31, 2023, the annual base salary for Mr. Moran was $292,600, plus an annual variable pay opportunity of up to $15,400.

Under the CEO employment agreement, employment may be terminated by Zoomcar India for “cause” (as defined in the CEO employment agreement) without notice and without severance pay, and the CEO may terminate his employment by giving not less than one month’s prior written notice.

Under the CEO employment agreement, Mr. Moran agreed to customary confidentiality provisions and, during the employment term and for a period of 12 months following termination of the CEO employment agreement, to refrain from (i) soliciting customers or business associates of Zoomcar India or (ii) soliciting, hiring, or contracting with any employees of Zoomcar India.

Agreement with Chief Financial Officer

Zoomcar entered into an employment agreement on August 6, 2021, with Mr. Geiv Dubash, its Chief Financial Officer. For the fiscal year ended March 31, 2023, the annual base salary for Mr. Dubash was $253,333, plus an annual variable pay opportunity of up to $13,333. Both base salary and variable pay are pro-rated based on the CFO’s start date. The CFO employment agreement also promised a stock option award covering 400,000 shares of Zoomcar common stock, with a four-year vesting schedule. A one-time bonus of $50,000 was included in the CFO employment agreement, to be paid in three installments: $15,000 in the month of the CFO’s start date; $15,000 after six months of service; and $20,000 after closing of an initial public offering. A bonus installment must be returned if the CFO does not complete a full year of service with Zoomcar measured from the date the installment was made.

Under the CFO employment agreement, employment may be terminated by Zoomcar for “cause” (as defined in the CFO employment agreement) without notice and without severance pay, and if employment is terminated by Zoomcar without cause, the CFO will be given not less than three months’ prior written notice and three months’ severance pay (or six months’ severance pay in the event of an acquisition where the CFO employment agreement is terminated by the acquiring company). The CFO may terminate his employment by giving not less than three months’ prior written notice.

Under the CFO employment agreement, Mr. Dubash agreed to customary confidentiality provisions and an employee inventions assignment governing intellectual property. During the employment term and for a period of 12 months following termination of the employment term, Mr. Dubash agreed to refrain from (i) contacting or soliciting customers or business associates of Zoomcar (including certain past and prospective customers and business associates) or (ii) soliciting, hiring, or contracting with any employees of Zoomcar (including certain past employees).

Agreement with Chief Operating Officer

Zoomcar entered into an employment agreement on May 2, 2022, with Mr. Hiroshi Nishijima, its Chief Operating Officer. For the fiscal year ended March 31, 2023, the annual base salary for Mr. Nishijima was $285,000, plus an annual variable pay opportunity of up to $15,000. Both base salary and variable pay are pro-rated based on the COO’s start date. After one year of service, the COO’s annual base salary will increase to $332,500, plus an annual variable pay opportunity of up to $17,500. The COO employment agreement also promised a stock option award covering 500,000 shares of Zoomcar common stock, with a four-year vesting schedule. After one year of service, the COO employment agreement promised an additional stock grant of 100,000 shares, contingent on performance. A joining bonus of $15,000 was paid with the first month salary, and a one-time retention bonus of $25,000 was paid after six months of service. The COO will be eligible for a $60,000 bonus after closing of an initial public officer or a listing pursuant to a SPAC. A bonus payment must be returned if the COO does not complete a full year of service with Zoomcar measured from the date the payment was made.

Under the COO employment agreement, employment may be terminated by Zoomcar for “cause” (as defined in the COO employment agreement) without notice and without severance pay, and if employment is terminated by Zoomcar without cause, the COO will be given not less than three months’ prior written notice and three months’ severance pay (or four months’ severance pay in the event of an acquisition where the COO employment agreement is terminated by the acquiring company). The COO may terminate his employment by giving not less than three months’ prior written notice.

Under the COO employment agreement, Mr. Nishijima agreed to customary confidentiality provisions and an employee inventions assignment governing intellectual property. During the employment term and for a period of 12 months following termination of the employment term, Mr. Nishijima agreed to refrain from (i) contacting or soliciting customers or business associates of Zoomcar (including certain past and prospective customers and business associates) or (ii) soliciting, hiring, or contracting with any employees of Zoomcar (including certain past employees).

Equity-Based Compensation

Zoomcar Equity Plan

In 2012, the Zoomcar Board adopted, and Zoomcar’s stockholders approved, the Zoomcar, Inc. 2012 Equity Incentive Plan (the “Zoomcar Equity Plan”). Each of the named executive officers hold stock options under the Zoomcar Equity Plan, as described below.

If the Zoomcar Holdings, Inc. 2023 Equity Incentive Plan is approved by IOAC’s stockholders, as described in Proposal 6 above, it is expected that the Zoomcar Equity Plan will be terminated and no further awards will be granted under it after the consummation of the Business Combination.

The following describes the material terms of the Zoomcar Equity Plan.

Eligibility

Officers, employees, non-employee directors and consultants of Zoomcar and its subsidiaries, as selected from time to time by the plan administrator in its discretion, are eligible to participate in the Zoomcar Equity Plan.

Administration

The Zoomcar Equity Plan is administered by the compensation committee of the Zoomcar Board, the Zoomcar Board, or such other similar committee pursuant to the terms of the Zoomcar Equity Plan. The plan administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Zoomcar Equity Plan.

Share Reserve

Subject to the adjustment provisions contained in the Zoomcar Equity Plan, 21,684,309 shares of Zoomcar common stock may be issued under the Zoomcar Equity Plan. Shares issuable under the Zoomcar Equity Plan may be authorized, but unissued, or reacquired shares of Zoomcar common stock.

Shares underlying any awards under the Zoomcar Equity Plan that are forfeited, cancelled, surrendered pursuant to an exchange program, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, satisfied without the issuance of stock or otherwise terminated (other than by exercise) will be added back to the shares available for issuance under the Zoomcar Equity Plan.

Up to 21,684,309 shares of Zoomcar common stock may be issued upon the exercise of incentive stock options.

Types of Awards

The Zoomcar Equity Plan provides for the grant of stock options, stock appreciation rights, restricted stock, and restricted stock units (collectively, “awards”).

Stock Options. The Zoomcar Equity Plan permits the granting of both options to purchase Zoomcar common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. Options granted under the Zoomcar Equity Plan will be nonstatutory stock options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of Zoomcar and its subsidiaries. Nonstatutory stock options may be granted to any persons eligible to receive awards under the Zoomcar Equity Plan.

The option exercise price of each option will be determined by the plan administrator but generally may not be less than 100% of the fair market value of Zoomcar common stock on the date of grant or, in the case of an incentive stock option granted to a ten percent stockholder, 110% of such share’s fair market value. The term of each option will be fixed by the plan administrator and may not exceed ten years from the date of grant (or five years for an incentive stock option granted to a ten percent stockholder). The plan administrator will determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options.

Upon exercise of options, the option exercise price must be paid in full either in cash; check; a promissory note to the extent permitted by applicable law, or by delivery (or attestation to the ownership) of shares of Zoomcar common stock that are beneficially owned by the optionholder free of restrictions or were purchased in the open market; provided that accepting such shares will not result in any adverse accounting consequences to Zoomcar, as the plan administrator determines in its sole discretion. Subject to applicable law, the exercise price may also be made by means of a broker-assisted cashless exercise. In addition, the plan administrator may permit nonstatutory stock options to be exercised using a “net exercise” arrangement that reduces the number of shares issued to the optionholder by the largest whole number of shares with fair market value that does not exceed the aggregate exercise price.

Stock Appreciation Rights. The plan administrator may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of Zoomcar common stock or cash, equal to the value of the appreciation in the stock price of Zoomcar common stock over the exercise price. The exercise price generally may not be less than 100% of the fair market value of Zoomcar common stock on the date of grant. The term of each stock appreciation right will be fixed by the plan administrator and may not exceed ten years from the date of grant. The plan administrator will determine at what time or times each stock appreciation right may be exercised, including the ability to accelerate the vesting of such stock appreciation right.

Restricted Stock. A restricted stock award is an award of Zoomcar common stock that vests in accordance with the terms and conditions established by the plan administrator. The plan administrator will determine the persons to whom restricted stock awards are made, the number of restricted shares to be awarded, the price (if any) to be paid for the restricted shares, the time, or times within which awards of restricted stock may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of restricted stock awards. Unless otherwise provided in the applicable award agreement, a participant generally will have the rights and privileges of a stockholder as to such restricted shares, including without limitation the right to vote such restricted shares and the right to receive dividends, if applicable.

Restricted Stock Units. Restricted stock units are the right to receive Zoomcar common stock at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the plan administrator. Restrictions or conditions could include, but are not limited to, the attainment of performance goals, continuous service with Zoomcar or its subsidiaries, the passage of time or other restrictions or conditions. The plan administrator determines the persons to whom grants of restricted stock units are made, the number of restricted stock units to be awarded, the time or times within which awards of restricted stock units may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of the restricted stock unit awards. The value of the restricted stock units may be paid in Zoomcar common stock, cash, or a combination of the foregoing, as determined by the plan administrator.

Tax Withholding

Participants in the Zoomcar Equity Plan are responsible for the payment of any federal, state, or local taxes that Zoomcar or its subsidiaries are required by law to withhold upon the exercise of options or stock appreciation rights or vesting of other awards. The plan administrator may permit the participant to satisfy the tax withholding obligation, in whole or in part, by (i) paying cash; (ii) electing to have Zoomcar withhold otherwise deliverable shares having a fair market value equal to the minimum statutory amount required to be withheld; (iii) delivering to Zoomcar already-owned shares having a fair market value equal to the statutory amount required to be withheld, provided the delivery of such shares will not result in any adverse accounting consequences, as the plan administrator determines in its sole discretion; or (iv) an arrangement whereby a certain number of shares issued pursuant to any award are immediately sold and proceeds from such sale are remitted to Zoomcar or its subsidiaries in an amount that would satisfy the withholding amount due.

Equitable Adjustments

In the event of a merger, consolidation, recapitalization, stock split, reverse stock split, reorganization, split-up, spin-off, combination, repurchase or other change in corporate structure affecting shares of Zoomcar common stock, the maximum number and kind of shares reserved for issuance or with respect to which awards may be granted under the Zoomcar Equity Plan will be adjusted to reflect such event, and the plan administrator will make such adjustments as it deems appropriate and equitable in the number, kind, and exercise price of shares of Zoomcar common stock covered by outstanding awards made under the Zoomcar Equity Plan.

Change in Control

In the event of any proposed change in control (as defined in the Zoomcar Equity Plan), the plan administrator will take any action as it deems appropriate, which action may include, without limitation, the following: (i) the continuation of any award, if Zoomcar is the surviving corporation; (ii) the assumption of any award by the surviving corporation or its parent or subsidiary; (iii) the substitution by the surviving corporation or its parent or subsidiary of equivalent awards; (iv) termination of the award; (v) accelerated vesting of the award or lapse of any restrictions applicable to the award; or (vi) settlement of any award for the change in control price (less, to the extent applicable, the per share exercise price). In the event that the successor corporation does not assume or substitute for an award under the Zoomcar Equity Plan, the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse; and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met.

Transferability

Unless determined otherwise by the plan administrator, an award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner, except to a participant’s estate or legal representative, and may be exercised, during the lifetime of the participant, only by the participant. If the plan administrator makes an award transferable, such award will contain such additional terms and conditions as the plan administrator deems appropriate.

Term

The Zoomcar Equity Plan became effective when adopted by the Zoomcar Board and, unless terminated earlier, the Zoomcar Equity Plan will continue in effect for a term of ten years from the later of (i) the effective date of the Plan, or (ii) the earlier of the most recent Zoomcar Board or stockholder approval of an increase in the number of shares reserved for issuance under the Plan.

Amendment and Termination

The Zoomcar Board may amend, alter, suspend, or terminate the Zoomcar Equity Plan at any time. Any such termination will not affect outstanding awards. No amendment, alteration, suspension, or termination of the Zoomcar Equity Plan will impair the rights of any participant, unless mutually agreed otherwise between the participant and Zoomcar. Approval of the stockholders shall be required for any amendment, where required by applicable law.

Outstanding Equity Awards at Fiscal Year-End Table

The following table shows, for each of New Zoomcar’s named executive officers, all equity awards that were outstanding as of March 31, 2023.

	Option Awards
	Grant Date(1)	Vesting Start Date(2)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Greg Moran CEO	01/21/2015	08/01/2014	600,000	—	—	$0.15	01/21/2025
	01/08/2016	01/08/2016	500,000	—	—	$0.54	01/08/2026
	05/17/2018	02/15/2018	600,000	—	—	$0.84	05/17/2028
	09/07/2021	06/01/2021	3,666,667	4,333,333	—	$2.20	09/07/2031
Geiv Dubash CFO	08/06/2021	08/06/2021	141,667	258,333	—	$2.20	08/06/2031
Hiroshi Nishijima COO	05/02/2022	05/02/2022	—	500,000	—	$2.30	05/02/2032

(1)	Each equity award was granted subject to the terms of the Zoomcar Equity Plan.
(2)

Each option award has a four-year vesting schedule, with one quarter (25%) of the award vesting 12 months after the Vesting Start Date and one forty-eighth (1/48th) of the award vesting monthly thereafter, provided the optionholder continues to be a service provider to Zoomcar through such vesting date. Vesting will accelerate and the award will become fully vested in the event of a Change in Control (as defined in the Zoomcar Equity Plan) while the optionholder is a service provider to Zoomcar.

DIRECTOR COMPENSATION OF ZOOMCAR

Non-Employee Director Compensation Table

The following table presents the total compensation earned and paid to non-employee members (“Directors”) of the Zoomcar Board for the fiscal year beginning April 1, 2022, and ended March 31, 2023. Mr. Greg Moran, our Chief Executive Officer, did not receive any compensation for his service as a member of the Zoomcar Board during any period presented. Mr. Moran’s compensation for service as an employee is presented above under the heading “Summary Compensation Table.” In addition to the compensation outlined below, we reimburse Directors for reasonable travel expenses and out-of-pocket costs incurred in attending meetings of the Zoomcar Board or events attended on behalf of Zoomcar.

Name	Year	Fees Earned or Paid in Cash ($)(1)		Option Awards ($)		Total ($)
Uri Levine, Chairman	2022	100,000	(2)	—	(3)	100,000
David Ishag	2022	60,000	(4)	—	(5)	100,000
Graham Gullans	2022	—		—	(6)	—
Ramamurthy Mahadevan	2022	—		—	(7)	—
Lisbeth McNabb(8)	2022	—		—	(9)	—
Evelyn D’An (10)	2022	—		—	(10)	—
(1)	The amounts in this column represent cash compensation earned and paid during the fiscal year ended March 31, 2023, for services rendered by each Director.
(2)

Pursuant to an offer letter, dated March 2, 2021, between Zoomcar and Mr. Levine, Zoomcar has agreed to pay Mr. Levine annual cash compensation of $100,000 for his service as Chairman of the Zoomcar Board.

(3)

In July 2021, Mr. Levine was granted an option to purchase 1,187,000 shares of Zoomcar common stock at an exercise price of $2.20 per share. The option vests monthly over a three-year period, with 1/36 of the option award vesting per month commencing on the March 2021 vesting start date. Vesting will accelerate and the option award will become fully vested in the event of a Change in Control (as defined in the Zoomcar Equity Plan) while the optionholder is a service provider to Zoomcar. As of March 31, 2023, the option had not been exercised and two-thirds of the option was vested. Mr. Levine did not hold any other outstanding Zoomcar equity awards.

(4)	Zoomcar has agreed to pay Mr. Ishag annual cash compensation of $60,000 for his service as an independent director of Zoomcar.
(5)

In July 2021, Mr. Ishag was granted an option to purchase 100,000 shares of Zoomcar common stock at an exercise price of $2.20 per share. The option vests monthly over a three-year period, with 1/36 of the option award vesting per month commencing on the April 2021 vesting start date. Vesting will accelerate and the option award will become fully vested in the event of a Change in Control (as defined in the Zoomcar Equity Plan) while the optionholder is a service provider to Zoomcar. As of March 31, 2023, the option had not been exercised and two-thirds of the option was vested. Mr. Ishag did not hold any other outstanding Zoomcar equity awards.

(6)

As of March 31, 2023, Mr. Graham Gullans held a fully-vested, unexercised option to acquire 377,698 shares of Zoomcar common stock. Mr. Gullans did not hold any other outstanding Zoomcar equity awards.

(7)	As of March 31, 2023, Mr. Mahadevan did not hold any outstanding Zoomcar equity awards.
(8)	Ms. McNabb resigned from the Zoomcar Board effective April 18, 2023.
(9)	As of March 31, 2023, Ms. McNabb did not hold any outstanding Zoomcar equity awards.
(10)	Ms. D’An joined the Board in April 2023 and, as such, did not earn any fees in the fiscal year ended March 31, 2023.

Narrative to Director Compensation Table

Following the consummation of the Business Combination, we intend to adopt an appropriate non-employee director compensation program pursuant to which our Directors will be eligible to receive a combination of annual cash retainers for New Zoomcar Board service, along with additional retainers for committee service or as a chairperson, and/or equity-based awards. The amount and form of such compensation has not yet been determined.

Zoomcar currently maintains written agreements with two of its Directors and has agreed to provide compensation to another Director pursuant to an unwritten arrangement.

Agreement with Mr. Uri Levine

Pursuant to a letter dated March 2, 2021, Zoomcar offered Mr. Uri Levine a position as Chairman of the Zoomcar Board. In addition to attendance and participation in all Zoomcar Board meetings, Mr. Levine is expected to provide regular advice and guidance to our Chief Executive Officer, as needed, and participate in weekly staff calls with our CEO, with a time commitment of up to 10 hours per week.

The letter provides that Mr. Levine will serve as a Director until the next annual meeting of Zoomcar stockholders and until a successor is duly elected and qualified. The letter provides that Mr. Levine will tender his resignation should he choose to do so at any time or at the request of the CEO. The letter provides that Zoomcar and the Chairman will reassess the designation and overall compensation structure after three months, with the understanding that a designation elevation to Executive Chairman of the Zoomcar Board would result in Zoomcar granting additional shares and cash consideration for the additional responsibility and time commitment, with the exact consideration determined at that future point of time.

Subject to approval by the Zoomcar Board, the letter promised an annual cash entitlement of $100,000, reimbursement of reasonable expenses related to service on behalf of Zoomcar, and a singular stock option award covering 750,000 shares of Zoomcar common stock under the Zoomcar Equity Plan. The option award has a 10-year term and vests monthly over three years, with vesting acceleration upon a change in control of Zoomcar; the Chairman’s resignation from the Zoomcar Board at the CEO’s request; or the Chairman’s involuntary removal from the Zoomcar Board, without cause, by the Zoomcar stockholders.

The letter also stated that Zoomcar and Mr. Levine will enter into Zoomcar’s standard form of director and officer indemnification agreement. Mr. Levine also acknowledged Zoomcar’s property rights in confidential and proprietary information provided to him.

Arrangement with Mr. David Ishag

In September 2021, Zoomcar agreed to pay Mr. David Ishag annual cash compensation of $60,000 for his service as an independent director of Zoomcar, with the compensation accruing from the date Mr. Ishag joined the Zoomcar Board.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the actual beneficial ownership of IOAC ordinary shares as of June 23, 2023 and (ii) expected beneficial ownership of New Zoomcar common stock immediately following the Closing, assuming that no public shares are redeemed and, alternatively, that all public shares are redeemed, by:

●	each person who is, or is expected to be, the beneficial owner of more than 5% of issued and outstanding shares of our common stock or of New Zoomcar common stock;
●	each of our current executive officers and directors;
●	each person who will become an executive officer or director of New Zoomcar post- Business Combination; and
●	all executive officers and directors of IOAC as a group pre- Business Combination and all executive officers and directors of New Zoomcar as a group post- Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are exercisable as of December 31, 2022 or exercisable within 60 days thereof.

The beneficial ownership of IOAC ordinary shares pre- Business Combination is based on 12,160,335 ordinary shares (including 3,050,335 public shares, 8,050,000 founder shares and 1,060,000 Private Placement Shares) issued and outstanding as of June 23, 2023.

The expected beneficial ownership of shares of New Zoomcar common stock post-Business Combination presented in the table below under “Assuming No Redemption” is based upon the assumptions set forth in the unaudited pro forma section herein, excludes the Ananda Trust Investment and any Private Financing and assumes: (i) that no public shareholders exercise their Redemption Rights (no redemptions scenario) and (ii) that none of the investors set forth in the table below has purchased or purchases IOAC ordinary shares (pre- Business Combination) or New Zoomcar common stock (post- Business Combination).

The expected beneficial ownership of shares of New Zoomcar common stock post-Business Combination presented in the table below under “Assuming Maximum Redemptions” is based upon the assumptions set forth in the unaudited pro forma section herein, excludes the Ananda Trust Investment and any Private Financing and assumes: (i) that the maximum number of public shares have been redeemed by IOAC’s public shareholders (maximum redemptions scenario), and (ii) that none of the investors set forth in the table below has purchased or purchases ordinary shares of IOAC (pre- Business Combination) or New Zoomcar common stock (post- Business Combination).

The expected beneficial ownership of shares of New Zoomcar common stock also excludes (i) the Earnout Shares, (ii) shares and awards issuable under the Incentive Plan and (iii) shares issuable upon exercise of the warrants.

					After the Domestication and Business Combination**
	Prior to the Domestication and Business Combination(2)				Assuming No Redemption(3)		Assuming Maximum Redemption(4)
Name and Address of Beneficial Owners(1)	Number of IOAC Class A ordinary shares	%	Number of IOAC Class B ordinary shares	%	Number of shares of New Zoomcar Common Stock	%	Number of shares of New Zoomcar Common Stock	%
Directors and Executive Officers of IOAC
Mohan Ananda(5)(6)	960,000	23.3	8,050,000	100.0	10,010,000	23.0	10,010,000	23.5
Madan Menon(6)	—	—	—	—	—	—	—	—
Elaine Price(6)	—	—	—	—	—	—	—	—
Fernando Garibay(6)	—	—	—	—	—	—	—	—
Nisheet Gupta(6)	—	—	—	—	—	—	—	—
Valarie Sheppard(6)	—	—	—	—	—	—	—	—
Directors and Executive Officers of IOAC as a Group (Seven Individuals)	960,000	23.3	8,050,000	100.0
Directors and Executive Officers of New Zoomcar After Consummation of the Business Combination
Gregory Moran(7)	—	—	—	—	360,494	*	360,494	*
Geiv Dubash(8)	—	—	—	—	7,013	*	7,013	*
Hiroshi Nishijima	—	—	—	—	—	—	—	—
Mohan Ananda(9)	960,000	23.3	8,050,000	100.0	10,010,000	23.0	10,010,000	23.5
Uri Levine(10)	—	—	—	—	32,375	*	32,375	*
David Ishag(11)	—	—	—	—	7,460	*	7,460	*
Graham Gullans(12)	—	—	—	—	168,517	*	168,517	*
Madan Menon	—	—	—	—	—	—	—	—
Evelyn D’An	—	—	—	—	—	—	—	—

All Directors and Executive Officers of New Zoomcar as a Group (11 Individuals)					10,585,859	24.3	10,585,859	24.8
Five Percent Holders
Innovative International Sponsor I LLC (the Sponsor)(5)	960,000	23.3	8,050,000	100.0	9,010,000	20.7	9,010,000	21.2
*	Less than one percent
**	The table assumes that May 31, 2023, is the Closing of the Business Combination.
(1)	Unless otherwise indicated, the business address of each of the following entities or individuals is 24681 La Plaza, Ste 300, Dana Point, CA 92629.
(2)	The pre-Business Combination percentage of beneficial ownership in the table above is calculated based on 12,160,335 IOAC ordinary shares outstanding as of the record date. The amount of beneficial ownership does not reflect the ordinary shares issuable as a upon exercise of IOAC warrants, which will become exercisable on the later of the completion of an initial business combination and 12 months from the closing of the IPO. Unless otherwise indicated, IOAC believes that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them prior to the Business Combination. Interests shown before the Business Combination consist of (i) public shares and (ii) founder shares, which shares will then convert into shares of common stock in connection with the Closing of the Business Combination. 20,000,000 shares of common stock held by the Sponsor that constitute Earnout Shares (as defined herein) are not reflected in the above table.
(3)	The post-Business Combination percentage of beneficial ownership is calculated based on 43,528,178 shares of New Zoomcar common stock outstanding immediately after the consummation of the Business Combination. The number of shares of New Zoomcar common stock assumes (i) that no public shareholders exercise their Redemption Rights (No Redemptions scenario), (ii) that none of the investors set forth in the table below has purchased or purchases IOAC ordinary shares (pre-Business Combination) or New Zoomcar common stock (post-Business Combination), and (iii) that no shares of common stock are issued to Ananda Trust pursuant to the Ananda Trust Subscription Agreement.

(4)	The post-Business Combination percentage of beneficial ownership is calculated based on 42,585,548 shares of New Zoomcar common stock outstanding immediately after the consummation of the Business Combination. The number of shares of New Zoomcar common stock assumes (i) that the maximum number of public shares have been redeemed by public shareholders (Maximum Redemptions scenario), (ii) that none of the investors set forth in the table below has purchased or purchases ordinary shares of IOAC (pre-Business Combination) or New Zoomcar common stock (post-Business Combination), and (iii) that no shares of common stock are issued to Ananda Trust pursuant to the Ananda Trust Subscription Agreement.
(5)	The Sponsor is the record holder of such ordinary shares. Mohan Ananda is the managing member of the Sponsor. As a result, Mohan Ananda may be deemed to have voting and investment discretion with respect to the ordinary shares held by the Sponsor. With respect to before the offering, the Sponsor is the record holder of such shares. Mohan Ananda is the managing member of the Sponsor. Mohan Ananda has voting and investment discretion with respect to the founder shares held of record by the Sponsor and may be deemed to have shared beneficial ownership of the founder shares held directly by the Sponsor. Mohan Ananda disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein, directly or indirectly.
(6)	Each of these officers and directors holds an interest in the Sponsor and disclaims any beneficial interest other than to the extent of his or her pecuniary interest.
(7)	Includes shares subject to options that are exercisable as of May 31, 2023 or will become exercisable within 60 days after May 31, 2023.
(8)	Consists of shares subject to options that are exercisable as of May 31, 2023 or will become exercisable within 60 days after May 31, 2023.
(9)	Includes 1,000,000 shares to be issued to Ananda Trust at the Closing.
(10)	Includes shares subject to options that are exercisable as of May 31, 2023 or will become exercisable within 60 days after May 31, 2023.
(11)	Includes shares subject to options that are exercisable as of March 31, 2023 or will become exercisable within 60 days after May 31, 2023. Also includes an aggregate of shares held of record by SuperZoom I LLC, SuperZoom II LLC and SuperZoom III LLC. Mr. Gullans is the manager of each of these entities and may be deemed to be the beneficial owner of shares held by them.
(12)	Includes shares subject to options that are exercisable as of May 31, 2023 or will become exercisable within 60 days after May 31, 2023.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

IOAC

Founder Shares

On April 17, 2021, the Sponsor paid $25,000 to cover certain offering costs in consideration for 7,187,500 Class B ordinary shares, par value $0.0001. On September 20, 2021, IOAC effected a 1.12 share dividend for each Class B ordinary share outstanding, resulting in 8,050,000 founder shares being held by the Sponsor, up to 1,050,000 shares of which were subject to forfeiture depending on the extent to which the underwriter’s over-allotment option was exercised. The underwriter fully exercised its over-allotment option on October 29, 2021, so no founder shares were forfeited.

The Sponsor, officers and directors have agreed not to transfer, assign or sell any of their founder shares and any Class A ordinary shares issuable upon conversion thereof until the earlier to occur of: (A) one year after the completion of the initial business combination or (B) the date on which IOAC completes a liquidation, merger, share exchange, reorganization or other similar transaction after the initial business combination that results in all of the public shareholders having the right to exchange their ordinary shares for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of our Sponsor, officers and directors with respect to any founder shares.

On August 18, 2022, the Sponsor granted an aggregate of 15,000 founder shares to three of IOAC’s directors and advisors (the “Special Committee Shares”) in recognition of and as compensation for services to the Company as members of the newly formed Special Committee of the IOAC Board.

IOAC Private Placement

The Sponsor, Cantor and CCM have purchased an aggregate of 1,060,000 Class A ordinary shares at a price of $10.00 per share ($10,060,000 in the aggregate) in a private placement that closed simultaneously with the closing of the IPO. Of those 1,060,000 Private Placement Shares, the Sponsor has purchased 960,000 Private Placement Shares, CCM has purchased 30,000 Private Placement Shares, and Cantor purchased 70,000 Private Placement Shares. The Sponsor, Cantor and CCM are permitted to transfer the Private Placement Shares they hold to certain permitted transferees, including their respective directors, officers, and other persons or entities affiliated with or related to them, but the transferees receiving such securities will be subject to the same agreements with respect to such securities. In addition, the Private Placement Shares will not, subject to certain limited exceptions, be transferable or salable until 30 days after the completion of our initial business combination. The Private Placement Shares will not be redeemable by us so long as they are held by the initial purchasers or their respective permitted transferees. If the Private Placement Shares are held by holders other than the initial purchasers or their respective permitted transferees, the Private Placement Shares will be redeemable by us and exercisable by the holders on the same basis as the shares and warrants included in the units sold in the IPO. Otherwise and, except as described under “Description of Securities — IOAC Securities — Ordinary Shares — Private Placement Shares,” the Private Placement Shares have terms and provisions that are identical to those of the public shares sold in the IPO.

Pursuant to a registration rights agreement that we have entered into with the Sponsor, our directors, our officers Cantor and CCM, we may be required to register the offer and sale of certain securities under the Securities Act. These holders, and holders of shares issued upon conversion of working capital loans, if any, are entitled under the registration rights agreement to make up to three demands that we register the offer and sale of certain of our securities held by them under the Securities Act and to have the resale of the securities covered thereby registered pursuant to Rule 415 under the Securities Act. In addition, these holders have the right to include the offer and sale of their securities in other registration statements filed by us. However, the registration rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until the offer and sale of the securities covered thereby are released from their lock-up restrictions, as described herein. Notwithstanding the foregoing, Cantor may not exercise their demand and “piggyback” registration rights after five and seven years after the effective date of the registration statement of which this prospectus forms a part and may not exercise their demand rights on more than one occasion. We will bear the costs and expenses of filing any such registration statements.

Related Party Loans

On April 17, 2021, IOAC issued an unsecured promissory note (the “IPO Promissory Note”) to the Sponsor, pursuant to which IOAC could borrow up to an aggregate principal amount of $300,000. The IPO Promissory Note was non-interest bearing and payable on the earlier of (i) December 31, 2021 and (ii) the completion of the IPO. The IPO Promissory Note, in the outstanding amount of $122,292, was repaid on November 5, 2021 following the consummation of the IPO. As of December 31, 2022, there was no amount outstanding under the IPO Promissory Note.

On September 7, 2022, IOAC issued an unsecured promissory note (the “September 2022 Note”), in the amount of up to $500,000 to Ananda Trust, an affiliate of the Sponsor and of Mohan Ananda and Elaine Price, Chief Executive Officer and Chief Financial Officer of IOAC, respectively. The September 2022 Note bears no interest, and the principal balance is payable on the date of the consummation of IOAC’s initial business combination. On or before the maturity date, Ananda Trust has the option to convert all or any portion of the principal outstanding under the September 2022 Note into Class A ordinary shares of IOAC at a conversion price of $10.00 per share. The terms of such shares, if any, would be identical to the terms of the Private Placement Shares. If the Business Combination or another initial business combination is not consummated, the September 2022 Note and the January 2023 Note may not be repaid to Ananda Trust, in whole or in part. As of March 31, 2023, there was $500,000 outstanding under the September 2022 Note.

On January 3, 2023, IOAC issued an unsecured promissory note (the “January 2023 Note”), in the amount of up to $500,000 to Ananda Trust. The January 2023 Note has the same terms as the September 2022 Note, except that the January 2023 Note is non-convertible. As of March 31, 2023, there was $500,000 outstanding under the January 2023 Note.

On January 19, 2023, IOAC issued an unsecured promissory note (the “Extension Note”) in the aggregate principal amount of up to $990,000 to the Sponsor, pursuant to which the Sponsor agreed to provide IOAC with equal installments of $165,000, to be deposited into the Trust Account for each month in which the date by which IOAC must consummate its initial business combination is extended, from January 29, 2023 until July 29, 2023. As of March 31, 2023, there was $495,000 outstanding under the Extension Note.

On May 10, 2023, IOAC issued an unsecured promissory note (the “May 2023 Note”) in the amount of up to $500,000 to the Sponsor. The May 2023 Note bears no interest, and the principal balance is payable on the date of the consummation of the Company’s initial business combination. The May 2023 Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the note and all other sums payable with regard to the note becoming immediately due and payable.

In addition, in order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of IOAC’s officers and directors may, but are not obligated to, loan IOAC funds as may be required (the “Working Capital Loans”). If IOAC completes an initial business combination, it may repay such loaned amounts out of the proceeds of the Trust Account released to IOAC. In the event that the initial business combination does not close, IOAC may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Except for the foregoing, the terms of the Working Capital Loans, if any, have not been determined and no written agreements exist with respect to the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the Working Capital Loans may be convertible into shares of the post-business combination entity at a price of $10.00 per share. The shares would be identical to the Private Placement Shares. As of March 31, 2023, there was $1,000,000 outstanding under the Working Capital Loans, including $500,000 under the September 2022 Note and $500,000 under the January 2023 Note. IOAC does not expect to seek loans from parties other than the Sponsor, its affiliates (including Ananda Trust) or its management team as it does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account.

In connection with the IPO, IOAC entered into a registration and shareholder rights agreement pursuant to which our initial shareholders are entitled to certain registration rights with respect to the founder shares, the Private Placement Shares, the shares issuable upon conversion of working capital loans (if any) and the ordinary shares issuable upon exercise of the foregoing, as long as the initial shareholders hold any securities covered by the registration and shareholder rights agreement. IOAC will bear the expenses incurred in connection with the filing of any such registration statements.

Working Capital Loans

In order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of IOAC’s officers and directors may, but are not obligated to, loan IOAC funds as Working Capital Loans. If

IOAC completes its initial business combination, the Company would repay the Working Capital Loans. In the event that the initial business combination does not close, IOAC may use a portion of the working capital held outside the trust account to repay the Working Capital Loans but no proceeds from the trust account would be used for such repayment. Up to $1,500,000 of the Working Capital Loans may be convertible into Class A ordinary shares. The terms of the Working Capital Loans by IOAC’s officers and directors, if any, have not been determined and no written agreements exist with respect to the Working Capital Loans. IOAC does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as IOAC does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in IOAC’s trust account.

Office Space, Administrative and Support Services

IOAC has reimbursed the Sponsor for office space, administrative and support services provided to members of IOAC’s management team, in the amount of $10,000 per month. Upon completion of an initial business combination or IOAC’s liquidation, IOAC will cease paying these monthly fees.

Ananda Trust Subscription Agreement

Simultaneously with the execution of the Merger Agreement, on October 13, 2022, Ananda Trust entered into the Ananda Trust Subscription Agreement to subscribe for 1,000,000 newly issued shares of New Zoomcar common stock at a purchase price of $10.00 per share, contingent upon the Closing. Furthermore, simultaneously with the signing of the Merger Agreement, Ananda Trust completed the Ananda Trust Investment, in exchange for the Ananda Trust Note. Ananda Trust’s payment obligations under the Ananda Trust Subscription Agreement will be offset against the repayment obligations of Zoomcar under the Ananda Trust Note upon the Closing.

The Ananda Trust Subscription Agreement includes registration rights obligations on the part of IOAC and is conditioned on the concurrent Closing and other customary closing conditions. Among other things, Ananda Trust will not have any right, title, interest or claim of any kind in or to any monies in the Trust Account, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom). In the event that the Business Combination is not consummated, the Ananda Trust Note issued by Zoomcar in consideration of the Ananda Trust Investment will be exchanged for a new convertible promissory note issued by Zoomcar, and such note will be convertible upon the consummation of a subsequent financing of Zoomcar in which Zoomcar raises an aggregate of at least $5 million, and the Ananda Trust Subscription Agreement will terminate automatically.

For more information, see “Proposal No. 3. — The Business Combination Proposal — Related Agreements — Sponsor Support Agreement.”

Sponsor Support Agreement

In connection with entering into the Merger Agreement, on October 13, 2022, the Sponsor, IOAC and Zoomcar entered into the Sponsor Support Agreement. Pursuant to the Sponsor Support Agreement, in order to induce Zoomcar to enter into the Merger Agreement and for no additional consideration, the Sponsor agreed to (i) vote all ordinary shares of IOAC held by Sponsor at any meeting of the shareholders of IOAC in favor of the approval and adoption of the Merger Agreement and the Business Combination; and (ii) not to redeem or transfer any of the shares held by the Sponsor, or deposit into a voting trust or enter into a voting agreement in a manner inconsistent with the Sponsor Support Agreement. In addition, the Sponsor agreed to take all actions necessary to fulfill the conditions required in order to extend the expiration of the IOAC charter by six months or such shorter period as shall be mutually agreed by IOAC, the Sponsor and Zoomcar. The Sponsor also agreed to waive the anti-dilution rights associated with the shares held by Sponsor and Sponsor agreed that it shall use its best efforts to cooperate with IOAC and Zoomcar in connection with obtaining the Financing Transactions.

For more information, see “Proposal No. 3. — The Business Combination Proposal — Related Agreements — Sponsor Support Agreement.”

Stockholder Support Agreement

On October 13, 2022, Zoomcar delivered to IOAC the Stockholder Support Agreements with certain stockholders of Zoomcar, pursuant to which, among other things, such stockholders have agreed, respectively, to support the approval and adoption of the Business Combination. The Stockholder Support Agreements will terminate upon the earliest to occur of (a) the Closing, (b) the date of the termination of the Merger Agreement, and (c) the Expiration Time. Such Zoomcar stockholders also agreed, until the Expiration Time, to certain transfer restrictions.

For more information, see “Proposal No. 3. — The Business Combination Proposal — Related Agreements — Sponsor Support Agreement.”

Lock-Up Agreement

In connection with entering into the Merger Agreement, on October 13, 2022, IOAC and certain Zoomcar stockholders entered into the Lock-Up Agreement. Pursuant to the Lock-Up Agreement, each Zoomcar stockholder holding 1% or more of the total number of issued and outstanding Zoomcar shares on a fully diluted, as converted to common stock basis, will be subject to the restrictions described below from the Closing until the termination of applicable lock-up periods described below. Such Zoomcar stockholders agreed not to, without the prior written consent of the Zoomcar board and subject to certain exceptions, during the applicable lock-up period: (i) lend, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of the Securities Exchange Act of 1934, as amended Exchange Act, and the rules and regulations of the SEC promulgated thereunder, any Lock-Up Shares; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-Up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; or (iii) publicly announce any intention to effect any transaction specified in the foregoing clauses. Pursuant to the Lock-Up Agreement, IOAC and certain Zoomcar stockholders agreed to the foregoing transfer restrictions during the period beginning on the date of Closing and ending on the date that is the earlier of (i) six months after the Closing and (ii) subsequent to the Merger, (x) if the last sale price of New Zoomcar common stock equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing; or (y) the date on which New Zoomcar completes a liquidation, merger, capital stock exchange, reorganization or other similar transactions that result in all of New Zoomcar’s stockholders having the right to exchange their shares for cash, securities or other property.

For more information, see “Proposal No. 3. - The Business Combination Proposal - Related Agreements - Lock-Up Agreement.”

Amended and Restated Registration Rights Agreement

In connection with the Business Combination, the IPO Registration Rights Agreement will be amended and restated, and New Zoomcar and the Registration Rights Holders will enter into the Amended and Restated Registration Rights Agreement. Pursuant to the Amended and Restated Registration Rights Agreement, New Zoomcar will agree that, within 30 calendar days after the consummation of the Business Combination, New Zoomcar will use its commercially reasonable efforts to file with the SEC (at New Zoomcar’s sole cost and expense) the Resale Registration Statement, and New Zoomcar will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the Registration Rights Holders can demand up to three underwritten offerings, and all of the Registration Rights Holders can demand up to two block trades within any 12-month period and will be entitled to customary piggyback registration rights. The Amended and Restated Registration Rights Agreement does not provide for the payment of any cash penalties by New Zoomcar if it fails to satisfy any of its obligations under the Amended and Restated Registration Rights Agreement. The Amended and Restated Registration Rights Agreement shall supersede the registration rights set forth in the Ananda Trust Subscription Agreement and the registration rights previously provided to investors in Zoomcar's private financings.

For more information, see “Proposal No. 3. —The Business Combination Proposal —Related Agreements —Amended and Restated Registration Rights Agreement.”

Engagement Letters

Certain Engagements in Connection with the Business Combination

In addition to the interests of IOAC’s directors and officers in the Business Combination, shareholders should be aware that Cantor has financial interests that are different from, or in addition to, the interests of our shareholders.

Cantor was an underwriter in IOAC’s IPO. Upon consummation of the Business Combination, Cantor is entitled to a deferred underwriting commission of $12,100,000. Cantor agreed to waive (pursuant to the Underwriting Agreement and for no further consideration) its rights to the deferred underwriting commission held in the Trust Account in the event IOAC does not complete an initial business combination within 15 months of the closing of the IPO. Accordingly, if the Business Combination or any other initial business combination, is not consummated by July 29, 2023 (or such later date as approved by IOAC’s shareholders) and IOAC is therefore required to be liquidated, Cantor, will not receive any of the deferred underwriting commission and such funds will be returned to IOAC’s public shareholders upon its liquidation. If an initial business combination is not consummated by IOAC, Cantor would also lose the value of certain Private Placement Shares and other rights it received in the closing of the IPO, as disclosed in IOAC’s IPO prospectus.

Cantor therefore has an interest in IOAC completing a business combination that will result in the payment of the deferred underwriting commission to Cantor as the underwriter of the IPO. In considering the approval of the Business Combination, the IOAC shareholders should consider the roles of Cantor in light of the deferred underwriting commission Cantor is entitled to receive if a business combination is consummated by July 29, 2023 and the other benefits that Cantor would retain upon IOAC’s consummation of a business combination.

Additionally, pursuant to an engagement letter, dated March 12, 2021, by and between IOAC and CCM, CCM is entitled to a deferred fee from the IPO of $3,630,000, which is payable only upon the completion of a business combination. Accordingly, if the Business Combination or any other initial business combination, is not consummated by July 29, 2023 (or such later date as approved by IOAC’s shareholders) and IOAC is therefore required to be liquidated, CCM will not receive such fee.

Policy for Approval of Related Party Transactions

The audit committee of IOAC’s board of directors has adopted a charter providing for the review, approval and/or ratification of “related party transactions,” which are those transactions required to be disclosed pursuant to Item 404 of Regulation S-K as promulgated by the SEC, by the audit committee. At its meetings, the audit committee shall be provided with the details of each new, existing, or proposed related party transaction, including the terms of the transaction, any contractual restrictions that IOAC has already committed to, the business purpose of the transaction, and the benefits of the transaction to IOAC and to the relevant related party. Any member of the committee who has an interest in the related party transaction under review by the committee shall abstain from voting on the approval of the related party transaction, but may, if so requested by the chairman of the committee, participate in some or all of the committee’s discussions of the related party transaction. Upon completion of its review of the related party transaction, the committee may determine to permit or to prohibit the related party transaction.

Indemnification

Effective immediately upon the consummation of the Business Combination, IOAC will enter into indemnification agreements with each of the newly elected directors and newly appointed executive officers which provide that IOAC will indemnify such directors and executive officers under the circumstances and to the extent provided for therein, from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal, and including appeals, in which he or she may be involved, or is threatened to be involved, as a party or otherwise, to the fullest extent permitted under Delaware law and our by-laws.

Zoomcar

Series D Financing

In multiple closings during December 2020, January 2021 and February 2021, Zoomcar sold an aggregate of 19,016,963 shares of Series D Preferred Stock (“Series D Shares”) to investors including Ford Next LLC (“Ford”), entities affiliated with OurCrowd (Investment In Zoomcar), L.P. (“OurCrowd”) and Sequoia Capital India Investments IV (“Sequoia”), each of which is a beneficial owner of more than 5% of Zoomcar’s outstanding stock or was at such ownership level at the time of these transactions. The Series D Shares consisted of 2,284,811 shares sold for cash at a purchase price of $2.2267, for an aggregate purchase price of $5.1 million, and 16,732,152 shares issued upon conversion of $29.8 million principal and accrued interest of Convertible Promissory Notes (“Notes”) at a conversion price of $1.7814 per share. In conjunction with these transactions, in December 2020, investors domiciled in India, including Mahindra & Mahindra Ltd. (“Mahindra”), a beneficial owner of more than 5% of Zoomcar’s outstanding stock and an affiliate of a person who was then serving on Zoomcar’s Board of Directors, purchased an aggregate of 149,986 shares of Series P2 Preferred Stock of Zoomcar India (“Series P2 Shares”) upon conversion of $3.9 million principal and accrued interest of Optional Convertible Debentures (“OCDs”); such Series P2 Shares are exchangeable for an aggregate of 2,769,758 Series D Shares upon the approval of the Reserve Bank of India (the “RBI”). The following table summarizes purchases of these securities by related persons:

Purchaser	Series D Shares (1)	Aggregate Purchase Price (2)
Ford	1,899,978	$3,384,622
Mahindra	1,903,234	$3,390,422
Sequoia	922,105	$1,742,629
OurCrowd	1,777,985	$3,247,001
(1)	Shares issued to Mahindra & Mahindra Ltd. consist of shares issuable in exchange for Series P2 Shares
(2)	Includes aggregate conversion price of Notes or OCDs.

Series E Financing

In multiple closings during March 2021, April 2021 and May 2021, Zoomcar sold an aggregate of 29,999,516 units, each consisting of one share Series E Preferred Stock and a warrant to purchase one share of Common Stock, at a purchase price of $2.50 per unit, for an aggregate purchase price of $75.0 million. Entities affiliated with OurCrowd purchased a total of 463,336 units for an aggregate purchase price of approximately $1.2 million.

Series E-1 Financing

In multiple closings during August 2021, September 2021 and October 2021, Zoomcar sold an aggregate of 5,020,879 shares of Series E-1 Preferred Stock at a purchase price of $3.50 per share, for an aggregate purchase price of $17.6 million. Entities affiliated with OurCrowd purchased a total of 80,662 shares for an aggregate purchase price of $282,317.

Convertible Note Financing

In multiple closings between June 2019 and February 2020, Zoomcar sold convertible debt securities having an aggregate principal amount of $28.4 million, consisting of $24.5 million of Convertible Promissory Notes issued to investors domiciled outside India and $3.9 million of OCDs issued to investors domiciled in India, including Mahindra. The Notes were convertible into equity securities of Zoomcar, and the OCDs were convertible into equity securities of Zoomcar India, which, in turn, would be exchangeable for equity securities of Zoomcar subject to the approval of the RBI. The Convertible Promissory Notes and the OCDs bore interest at the rate of 18% per annum. In December 2020, the outstanding principal and accrued interest under the Convertible Promissory Notes and the OCDs were converted to 16,732,152 Series D Shares and 149,986 Series P2 Shares, respectively, in connection with the financing described above under “—Series D Financing.” The following table summarizes purchases of these securities by related persons:

Purchaser	Purchase Date	Purchase Amount
Ford Next LLC	6/26/19	$1,680,022
Ford Next LLC	8/29/19	$1,000,000
Sequoia Capital India Investments IV	8/30/19	$1,000,000
Entities affiliated with OurCrowd	10/17/19	$2,327,398
Mahindra & Mahindra Ltd.	6/19/19	$1,680,022
Mahindra & Mahindra Ltd.	8/29/19	$1,000,000

Investors’ Rights Agreement

On August 17, 2021, Zoomcar entered into a Seventh Amended and Restated Investor’s Rights Agreement with the holders of its Preferred Stock, including CEO Gregory Moran, director Graham Gullans, entities affiliated with Mr. Gullans, Ford, Sequoia and OurCrowd, and with and the holders of Series P1 Preferred Stock and Series P2 Preferred Stock of Zoomcar India (“Zoomcar India Shares”), including Mahindra. The agreement provides these holders with registration rights and certain of these holders with information rights and preemptive rights with regard to certain issuances of Zoomcar capital stock, none of which rights will apply to the Business Combination. All of the rights set forth in this agreement will terminate upon the Closing, except that certain of the registration rights will remain in effect following the Closing with respect to securities not covered by this registration statement.

Right of First Refusal and Co-Sale Agreement

On August 17, 2021, Zoomcar entered into a Seventh Amended and Restated Right of First Refusal and Co-Sale Agreement with the holders of its Preferred Stock and Zoomcar India Shares, including persons and entities described under “— Investors’ Rights Agreement.” The agreement provides for customary rights of first refusal and co-sale in respect of certain sales of Zoomcar capital stock, which will not apply to the Business Combination. This agreement will terminate upon Closing.

Voting Agreement

On August 17, 2021, Zoomcar entered into an Amended and Restated Voting Agreement with the holders of its Preferred Stock and Zoomcar India Shares, including persons and entities described under “— Investors’ Rights Agreement.” The parties to this agreement have agreed to vote in a certain way on certain matters, including with respect to the election of Zoomcar directors. The agreement also provides for certain drag-along rights in connection with a sale of Zoomcar. In addition, in order to afford the holders of Zoomcar India Shares voting power comparable to what they would have if they exchanged their Zoomcar India Shares for Zoomcar Preferred Stock, under this agreement, the holders of Zoomcar Preferred Stock have granted the holders of Zoomcar India Shares an irrevocable proxy with respect to a pro rata portion of their Zoomcar Preferred Stock. This agreement will terminate upon the Closing.

Indemnification Agreements

Zoomcar has entered into indemnification agreements, and New Zoomcar plans on entering into new indemnification agreements, with each of their respective directors and executive officers. The indemnification agreements will provide that New Zoomcar will indemnify each of its directors and executive officers against any and all expenses incurred by that director or executive officer because of his or her status as a director or officer of New Zoomcar, to the fullest extent permitted by Delaware law, the Proposed Certificate of Incorporation and the New Zoomcar Bylaws.

The Proposed Certificate of Incorporation, which will be effective upon the completion of the Business Combination, will contain provisions limiting the liability of directors, and the New Zoomcar Bylaws, which will be effective upon the completion of the Business Combination, will provide that New Zoomcar will indemnify each of its directors and officers to the fullest extent permitted under Delaware law. In addition, the New Zoomcar Bylaws will provide that, to the fullest extent permitted by Delaware law and subject to very limited exceptions, New Zoomcar will advance all expenses incurred by its directors and officers in connection with a legal proceeding involving his or her status as a director or officer of New Zoomcar. See the section titled “Description of New Zoomcar’s Securities — Limitation on Liability and Indemnification of Directors and Officers” for information on the indemnification provisions of the Proposed Certificate of Incorporation and New Zoomcar Bylaws.

Related Party Transaction Policy Following the Business Combination

Upon consummation of the Business Combination, New Zoomcar will adopt a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions.

A “Related Person Transaction” is a transaction, arrangement or relationship in which New Zoomcar or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest.

A “Related Person” means:

●	any person who is, or at any time during the applicable period was, one of the New Zoomcar’s officers or one of New Zoomcar’s directors;
●	any person who is known by New Zoomcar to be the beneficial owner of more than five percent (5%) of its voting stock;
●	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than five percent (5%) of its voting stock, and any person (other than a tenant or employee) sharing the household of such director, officer or beneficial owner of more than five percent (5%) of its voting stock; and
●	any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a ten percent (10%) or greater beneficial ownership interest.

New Zoomcar will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its charter, the audit committee will have the responsibility to review related party transactions.

All of the transactions described in this section were entered into prior to the adoption of this policy. Certain of the foregoing disclosures are summaries of certain provisions of our related party agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. Copies of certain of the agreements (or forms of the agreements) have been filed as exhibits to the registration statement of which this prospectus is a part and are available electronically on the website of the SEC at www.sec.report.

DESCRIPTION OF SECURITIES

Description of IOAC Securities Prior to the Domestication and the Business Combination

General

IOAC is currently authorized to issue 200,000,000 Class A ordinary shares, $0.0001 par value each, 20,000,000 Class B ordinary shares, $0.0001 par value each, and 1,000,000 undesignated preference shares, $0.0001 par value each. The following description summarizes the material terms of IOAC’s shares as set out more particularly in the Existing Organizational Documents. Because it is only a summary, it may not contain all the information that is important to you.

Units

Each unit has an offering price of $10.00 and consists of one Class A ordinary share and one-half of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as described in this prospectus. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of Class A ordinary shares. Thus, only a whole warrant may be exercised at any given time by a warrant holder. Additionally, the units will automatically separate into their component parts and will not be traded after completion of IOAC’s initial business combination. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least two units, you will not be able to receive or trade a whole warrant.

Ordinary Shares

12,160,335 ordinary shares of IOAC are issued and outstanding, including:

●	3,050,336 Class A ordinary shares underlying the units issued in the IPO;
●	1,060,000 Class A ordinary shares issued in the private placement; and
●	8,050,000 Class B ordinary shares held by IOAC’s initial shareholders.

Class A ordinary shareholders and Class B ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders and vote together as a single class, except as required by law; provided, however, that holders of IOAC’s Class B ordinary shares will have the right to appoint all of IOAC’s directors prior to the initial business combination and holders of IOAC’s Class A ordinary shares will not be entitled to vote on the appointment of directors during such time. These provisions of the Existing Organizational Documents may only be amended by a special resolution passed by at least 90% of the founder shares voting in a general meeting. Unless specified in the Cayman Islands Companies Act, the Existing Organizational Documents or applicable stock exchange rules, the affirmative vote of a majority of IOAC’s ordinary shares that are voted is required to approve any such matter voted on by IOAC’s shareholders (other than the appointment of directors), and the affirmative vote of a majority of the founder shares is required to approve the appointment of directors. Approval of certain actions will require a special resolution under Cayman Islands law and pursuant to the Existing Organizational Documents; such actions include amending the Existing Organizational Documents and approving a statutory merger or consolidation with another company. Directors are elected for a term of three years. There is no cumulative voting with respect to the appointment of directors, with the result that the holders of more than 50% of the founder shares voted for the appointment of directors can appoint all of the directors. IOAC’s shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Because the Existing Organizational Documents authorize the issuance of up to 200,000,000 Class A ordinary shares, if IOAC were to enter into a business combination, IOAC may (depending on the terms of such a business combination) be required to increase the number of Class A ordinary shares which IOAC is authorized to issue at the same time as IOAC’s shareholders vote on the business combination to the extent IOAC seeks shareholder approval in connection with an initial business combination.

In accordance with Nasdaq corporate governance requirements, IOAC is not required to hold an annual general meeting until no later than one year after IOAC’s first fiscal year end following its listing on Nasdaq. There is no requirement under the Cayman Islands Companies Act for us to hold annual or extraordinary general meetings in order to appoint directors. IOAC may not hold an annual general meeting prior to the consummation of IOAC’s initial business combination.

IOAC will provide its Class A public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of an initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of an initial business combination, including interest earned on the funds held in the Trust Account and not previously released to IOAC to pay its taxes, divided by the number of then issued and outstanding public shares, subject to the limitations described herein. The amount in the Trust Account is initially anticipated to be approximately $10.20 per public share. The per-share amount IOAC will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions IOAC will pay to the underwriter. The Sponsor and IOAC’s officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and private placement held by them, and any public shares they may acquire during or after the IPO in connection with the completion of an initial business combination. CCM and Cantor have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to the Private Placement Shares held by them.

Unlike some blank check companies that hold shareholder votes and conduct proxy solicitations in conjunction with their initial business combinations and provide for related redemptions of public shares for cash upon completion of such initial business combinations even when a vote is not required by applicable law or stock exchange listing requirements, if a shareholder vote is not required by law and IOAC does not decide to hold a shareholder vote for business or other reasons, IOAC will, pursuant to the Existing Organizational Documents, conduct the redemptions pursuant to the tender offer rules of the SEC, and file tender offer documents with the SEC prior to completing an initial business combination. The Existing Organizational Documents require these tender offer documents to contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under the SEC’s proxy rules. If, however, a shareholder approval of the transaction is required by law, or IOAC decides to obtain shareholder approval for business or other legal reasons, IOAC will, like some blank check companies, offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If IOAC seeks shareholder approval, IOAC will complete its initial business combination only if IOAC obtains the approval of an ordinary resolution under Cayman Islands law, which requires the affirmative vote of the holders of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at a general meeting of the company. However, the participation of the Sponsor, and IOAC’s directors and officers, or any of their respective affiliates in privately-negotiated transactions (as described in this prospectus), if any, could result in the approval of an initial business combination even if a majority of IOAC’s public shareholders vote, or indicate their intention to vote, against such business combination. IOAC’s initial shareholders have agreed to vote their respective founder shares, Private Placement Shares, and any public shares held by them in favor of an initial business combination. For purposes of seeking approval of the majority of IOAC’s issued and outstanding ordinary shares, non-votes will have no effect on the approval of an initial business combination once a quorum is obtained. IOAC intends to give approximately 30 days’ (but not less than 5 clear days’ nor more than 60 days’) prior written notice of any such meeting, if required, at which a vote shall be taken to approve IOAC’s initial business combination. These quorum and voting thresholds, and the voting agreements of IOAC’s initial shareholders, may make it more likely that IOAC will consummate its initial business combination.

If IOAC seeks shareholder approval of its initial business combination and IOAC does not conduct redemptions in connection with its initial business combination pursuant to the tender offer rules, the Existing Organizational Documents provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the ordinary shares sold in the IPO, which IOAC refers to as the “Excess Shares,” without IOAC’s prior consent. However, IOAC would not be restricting its shareholders’ ability to vote all of their shares (including Excess Shares) for or against its initial business combination. IOAC’s shareholders’ inability to redeem the Excess Shares will reduce their influence over IOAC’s ability to complete an initial business combination, and such shareholders could suffer a material loss in their investment if they sell such Excess Shares on the open market. Additionally, such shareholders will not receive redemption distributions with respect to the Excess Shares if IOAC completes the business combination. As a result, such shareholders will continue to hold that number of shares exceeding 15% and, in order to dispose such shares would be required to sell their shares in open market transactions, potentially at a loss.

Pursuant to the Existing Organizational Documents, if IOAC is unable to complete an initial business combination within 15 months from the closing of the IPO, IOAC will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than 10 business days thereafter, subject to lawfully available funds therefor, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to IOAC to pay its taxes, divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders

(including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of IOAC’s remaining shareholders and the IOAC Board, liquidate and dissolve, subject in each case to IOAC’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The Sponsor and IOAC’s directors and officers have entered into a letter agreement with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares and Private Placement Shares if IOAC fails to complete an initial business combination within 15 months from the closing of the IPO. The underwriter has agreed to waive its rights to its deferred underwriting commission held in the Trust Account in the event IOAC does not complete an initial business combination within 15 months from the closing of the IPO and subsequently liquidate and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of IOAC’s public shares. However, if the Sponsor, IOAC’s directors, officers, advisers, or any of their respective affiliates acquire public shares after the IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if IOAC fails to complete its initial business combination within the prescribed time period.

In the event of a liquidation, dissolution or winding up of the company after a business combination, IOAC’s shareholders at such time will be entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. IOAC’s shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that IOAC will provide its shareholders with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable) upon the completion of an initial business combination, subject to the limitations described herein.

Founder Shares

The founder shares are designated as Class B ordinary shares and are identical to the Class A ordinary shares included in the units being issued in the IPO, and holders of founder shares have the same shareholder rights as public shareholders, except that: (i) only the holders of the founder shares have the right to vote on the appointment of directors prior to an initial business combination; (ii) the founder shares are subject to certain transfer restrictions, as described in more detail below; (iii) the Sponsor and IOAC’s directors and officers have entered into a letter agreement with us, pursuant to which they have agreed (A) to waive their redemption rights with respect to their founder shares held by them, and any public shares they may acquire during or after the IPO in connection with the completion of an initial business combination and (B) to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if IOAC fails to complete an initial business combination within 15 months from the closing of the IPO, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if IOAC fails to complete an initial business combination within such time period; and (iv) the founder shares are entitled to registration rights. If IOAC submits an initial business combination to its public shareholders for a vote, the Sponsor and IOAC’s officers and directors have agreed (and their permitted transferees will agree), pursuant to the terms of a letter agreement entered into with us, to vote any founder shares held by them, the Private Placement Shares, and any public shares purchased during or after the IPO in favor of an initial business combination. As a result, in addition to the Private Placement Shares held by IOAC’s initial shareholders and the founder shares, IOAC would need only 6,100,001, or approximately 21.8% (assuming all issued and outstanding shares are voted and the over-allotment option is not exercised), or IOAC would not need any (assuming only the minimum number of shares representing a quorum are voted and the over-allotment option is not exercised), of the 20,000,000 public shares sold in the IPO to be voted in favor of a transaction in order to have an initial business combination approved.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of IOAC’s initial business combination on a one-for-one basis, subject to adjustment for share subdivisions, share consolidations, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein and in the Existing Organizational Documents. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the IPO and related to the closing of IOAC’s initial business combination, the ratio at which Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, approximately 25% of the sum of all ordinary shares issued and outstanding upon plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with IOAC’s initial business combination (excluding (i) any shares or equity-linked securities issued, or to be issued, to any seller in an initial business combination, (ii) any shares issued to the Sponsor or its affiliates upon conversion of loans made to us and (iii) the Private Placement Shares the Sponsor intends to purchase in the private placement). Any conversion of the Class B ordinary shares described herein will take effect as a compulsory redemption of Class B ordinary shares and an issuance of Class A ordinary shares as a matter of Cayman Islands law. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one. The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for IOAC’s Class A ordinary shares issued in a financing transaction in connection with an initial business combination, including but not limited to a private placement of equity or debt. Securities could be “deemed issued” for purposes of the conversion adjustment if such shares are issuable upon the conversion or exercise of convertible securities, warrants or similar securities.

With certain limited exceptions, the founder shares are not transferable, assignable or salable (except to IOAC’s officers and directors and other persons or entities affiliated with the Sponsor, each of whom will be subject to the same transfer restrictions) until the earlier of (A) one year after the completion of IOAC’s initial business combination or (B) subsequent to IOAC’s initial business combination, (x) if the last reported sale price of the Class A ordinary shares equal or exceed $12.00 per share (as adjusted for share subdivisions, share consolidations, share capitalizations, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after IOAC’s initial business combination, or (y) the date on which IOAC completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of IOAC’s public shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Private Placement Shares

Except as described below, the Private Placement Shares have terms and provisions that are identical to those of the shares issued as part of the units in the IPO. The Private Placement Shares will not be transferable, assignable or salable until 30 days after the completion of the initial business combination (except pursuant to limited exceptions, to IOAC’s officers and directors and other persons or entities affiliated with the initial purchasers of the Private Placement Shares).

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of IOAC’s officers and directors may, but are not obligated to, loan us funds as may be required. Up to $1,500,000 of such loans may be convertible into Class A ordinary shares of the post business combination entity at a price of $10.00 per share at the option of the lender. Such shares would be identical to the Private Placement Shares.

Register of Members

Under Cayman Islands law, IOAC must keep a register of members and there shall be entered therein:

●	the names and addresses of the members of the company, a statement of the shares held by each member, which:
●	distinguishes each share by its number (so long as the share has a number),
●	confirms the amount paid, or agreed to be considered as paid, on the shares of each member,
●	confirms the number and category of shares held by each member, and
●	confirms whether each relevant category of shares held by a member carries voting rights under the Articles, and if so, whether such voting rights are conditional;
●	the date on which the name of any person was entered on the register as a member; and
●	the date on which any person ceased to be a member.

For these purposes, “voting rights” means rights conferred on shareholders, including the right to appoint or remove directors, in respect of their shares to vote at general meetings of the company on all or substantially all matters. A voting right is conditional where the voting right arises only in certain circumstances.

Under Cayman Islands law, the register of members of IOAC is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members shall be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this public offering, the register of members shall be immediately updated to reflect the issue of shares by us. Once IOAC’s register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their name. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of IOAC’s ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Preference Shares

The Existing Organizational Documents authorize 1,000,000 preference shares and will provide that preference shares may be issued from time to time in one or more series. The IOAC Board will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The IOAC Board will be able to, without shareholder approval, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. The ability of the IOAC Board to issue preference shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. IOAC has no preference shares issued and outstanding at the date hereof. Although IOAC does not currently intend to issue any preference shares, IOAC cannot assure you that it will not do so in the future.

Warrants

Each whole warrant entitles the registered holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of the initial business combination. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of Class A ordinary shares. This means that only a whole warrant may be exercised at any given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least two units, you will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of the initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

IOAC will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating thereto is available, subject to IOAC satisfying its obligations described below with respect to registration, or a valid exemption from registration is available, including in connection with a cashless exercise. No warrant will be exercisable for cash or on a cashless basis, and IOAC will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the Class A ordinary share underlying such unit.

No warrants will be exercisable for cash unless IOAC has an effective and current registration statement covering the offer and sale of the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such Class A ordinary shares.

Notwithstanding the above, if IOAC’s Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, IOAC may, at its option, require holders of warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event IOAC so elects, IOAC will not be required to file or maintain in effect a registration statement, and in the event IOAC does not so elect, IOAC will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing

(x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value. The “fair market value” as used in this paragraph shall mean the volume weighted average price of the Class A ordinary shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of Warrants

Once the warrants become exercisable, IOAC may redeem the outstanding warrants:

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and
●	if, and only if, the last reported sale price (the “closing price”) of IOAC’s Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “Description of Securities — Description of IOAC Securities Prior to the Domestication and the Business Combination — Warrants — Public Shareholders’ Warrants — Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which IOAC sends the notice of redemption to the warrant holders.

IOAC will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period. If and when the warrants become redeemable by us, IOAC may exercise IOAC’s redemption right even if IOAC is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

IOAC has established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and IOAC issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Class A ordinary shares may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants — Public Shareholders’ Warrants — Anti-Dilution Adjustments”) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

If IOAC calls the warrants for redemption as described above, IOAC’s management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” IOAC’s management will consider, among other factors, IOAC’s cash position, the number of warrants that are issued and outstanding and the dilutive effect on IOAC’s shareholders of issuing the maximum number of Class A ordinary shares issuable upon the exercise of IOAC’s warrants. If IOAC’s management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” as used in this paragraph shall mean the average last reported sale price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If IOAC’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Class A ordinary shares to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. IOAC believes this feature is an attractive option to IOAC if it does not need the cash from the exercise of the warrants after its initial business combination.

Redemption Procedures

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Class A ordinary shares issued and outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding Class A ordinary shares is increased by a capitalization or share dividend payable in Class A ordinary shares, or by a sub-division of ordinary shares or other similar event, then, on the effective date of such capitalization or share dividend, sub-division or similar event, the number of Class A ordinary shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering made to all or substantially all holders of ordinary shares entitling holders to purchase Class A ordinary shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of Class A ordinary shares equal to the product of (i) the number of Class A ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A ordinary shares) and (ii) one minus the quotient of (x) the price per Class A ordinary share paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Class A ordinary shares, in determining the price payable for Class A ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Class A ordinary shares as reported during the 10 trading day period ending on the trading day prior to the first date on which the Class A ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of the Class A ordinary shares on account of such Class A ordinary shares (or other securities into which the warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Class A ordinary shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of Class A ordinary shares issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, (c) to satisfy the redemption rights of the holders of Class A ordinary shares in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of Class A ordinary shares in connection with a shareholder vote to amend the Existing Organizational Documents (A) to modify the substance or timing of IOAC’s obligation to provide holders of Class A ordinary shares the right to have their shares redeemed in connection with an initial business combination or to redeem 100% of IOAC’s public shares if IOAC does not complete its initial business combination within 15 months from the closing of the IPO (or a later date, if extended) or (B) with respect to any other provision relating to the rights of holders of IOAC’s Class A ordinary shares, or (e) in connection with the redemption of public shares upon IOAC’s failure to complete an initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Class A ordinary share in respect of such event.

If the number of outstanding Class A ordinary shares is decreased by a consolidation, combination or reclassification of Class A ordinary shares or other similar event, then, on the effective date of such consolidation, combination, reclassification or similar event, the number of Class A ordinary shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding Class A ordinary shares.

Whenever the number of Class A ordinary shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Class A ordinary shares purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of Class A ordinary shares so purchasable immediately thereafter.

In addition, if (x) IOAC issue additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of IOAC’s initial business combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the IOAC Board and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any founder shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of IOAC’s initial business combination on the date of the consummation of IOAC’s initial business combination (net of redemptions), and (z) the volume weighted average trading price of IOAC’s Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which IOAC consummates its initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above under “— Redemption of warrants” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The warrants will be issued in registered form under a warrant agreement between American Stock Transfer & Trust Company, LLC, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in this prospectus, or defective provision (ii) amending the provisions relating to cash dividends on ordinary shares as contemplated by and in accordance with the warrant agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants, provided that the approval by the holders of at least 50% of the then-outstanding warrants is required to make any change that adversely affects the interests of the registered holders of the warrants. You should review a copy of the warrant agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.

The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive Class A ordinary shares. After the issuance of Class A ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No fractional warrants will be issued upon separation of the units and only whole warrants will trade. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, IOAC will, upon exercise, round down to the nearest whole number the number of Class A ordinary shares to be issued to the warrant holder.

IOAC has agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and IOAC irrevocably submits to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Dividends

IOAC has not paid any cash dividends on its ordinary shares to date and do not intend to pay cash dividends prior to the completion of its initial business combination. The payment of cash dividends in the future will be dependent upon IOAC’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of IOAC’s initial business combination. The payment of any cash dividends subsequent to IOAC’s initial business combination will be within the discretion of the IOAC Board at such time and IOAC will only pay such dividend out of IOAC’s profits or share premium (subject to solvency requirements) as permitted under Cayman Islands law. In addition, the IOAC Board is not currently contemplating and does not anticipate declaring any share capitalizations in the foreseeable future. Further, if IOAC incurs any indebtedness in connection with its initial business combination, its ability to declare dividends may be limited by restrictive covenants IOAC may agree to in connection therewith.

Transfer Agent and Warrant Agent

The transfer agent for IOAC’s ordinary shares and warrant agent for IOAC’s warrants is American Stock Transfer & Trust Company, LLC.

Listing of IOAC’s Securities

IOAC’s units, ordinary shares and warrants are traded on Nasdaq under the symbols “IOACU,” “IOAC,” and “IOACW,” respectively. At the closing of the Business Combination, the units will separate into their component shares and warrants so that the units will no longer exist as separate securities and will no longer trade separately under “IOACU.” There can be no assurance that IOAC securities will continue to be listed on Nasdaq following the Business Combination as IOAC might not meet certain continued listing standards.

New Zoomcar Securities

The following summary sets forth the material terms of New Zoomcar’s securities following the completion of the Business Combination. The following summary of the material terms of New Zoomcar’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Proposed Charter and Proposed Bylaws are attached as Annex B and Annex C, respectively, to this joint proxy statement/consent solicitation statement/prospectus. You are encouraged to read the applicable provisions of DGCL, the Proposed Charter and Proposed Bylaws in their entirety for a complete description of the rights and preferences of New Zoomcar’s securities following the Business Combination.

Authorized Capitalization

General

The Proposed Charter will authorize the issuance of            shares of capital stock, par value $0.0001 per share, of New Zoomcar, consisting of:

●	shares common stock and
●	shares of preferred stock.

The following summary describes all material provisions of our capital stock. We urge you to read the Proposed Charter, the Proposed Bylaws (copies of which are attached to this joint proxy statement/consent solicitation statement/prospectus as Annex B and Annex C, respectively).

Common Stock

Voting rights.   Each holder of common stock is entitled to one vote for each share of common stock held of record by such holder on all matters on which stockholders generally are entitled to vote.

Dividend Rights.   Subject to preferences that may be applicable to any outstanding preferred stock, the holders of shares of common stock will be entitled to receive dividends out of funds legally available therefor at such times and in such amounts as the New Zoomcar Board may determine in its sole discretion.

Rights upon liquidation.   In the event of any voluntary or involuntary liquidation, dissolution or winding up of New Zoomcar’s affairs, the holders of common stock will be entitled to share ratably in all assets remaining after payment of New Zoomcar’s debts and other liabilities, subject to pari passu and prior distribution rights of preferred stock or any class or series of stock having a preference over the common stock, then outstanding, if any.

Other rights.   The holders of common stock will have no preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of the common stock will be subject to those of the holders of any shares of the preferred stock New Zoomcar may issue in the future.

Preferred Stock

No shares of preferred stock will be issued or outstanding immediately after the completion of the Business Combination. The Existing Organizational Documents provide, and the Proposed Charter will provide that shares of preferred stock may be issued from time to time in one or more series. The board of directors is authorized to fix the voting rights, if any, designations, powers and preferences, the relative, participating, optional or other special rights, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series of preferred stock. The board of directors is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of the board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of New Zoomcar (or, after the closing, New Zoomcar) or the removal of existing management. At present, we have no plans to issue any preferred stock.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which will apply so long as the shares of common stock remain listed on Nasdaq, require stockholder approval of certain issuances of common stock (including any securities convertible into common stock) equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Provisions of Delaware Law

Special Meetings of Stockholders.   The Proposed Organizational Documents will provide that the Special Meetings of stockholders may be called only by (i) the Chairman of the Board, the Chief Executive Officer, President or other executive officer of New Zoomcar, (ii)  an action of the Board of Directors or (iii) the request in writing of the stockholders of record, and only of record, owning not less than sixty-six and two-thirds percent (66 2/3%) of the entire capital stock of New Zoomcar issued and outstanding and entitled to vote.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.   The Proposed Bylaws will provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of their intent in writing. To be considered timely, a stockholder’s notice of a proposal to be included at an annual meeting must be delivered to or mailed and received at the principal executive offices of New Zoomcar not less than one hundred twenty (120) days prior to the anniversary of the date on which New Zoomcar first mailed its proxy materials for the previous year’s annual meeting of stockholders. The exclusive means by which a stockholder may nominate a director will be by delivery of a notice to the Secretary, not less than sixty (60) days prior to the date of the applicable meeting. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in New Zoomcar’s annual proxy statement must comply with the notice periods contained therein. The Proposed Bylaws will specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized but Unissued Shares.   New Zoomcar’s authorized but unissued shares of common stock and preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of New Zoomcar by means of a proxy contest, tender offer, merger or otherwise.

Choice of Forum.   The Proposed Charter will provide that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for the following claims or causes of action brought under Delaware state law: (i) any derivative action or proceeding brought on behalf of New Zoomcar (other than derivative actions brought to enforce any duty or liability created by the Exchange Act), (ii) any action asserting a claim of breach of, or based on, a fiduciary duty owed by any current or former director, officer or other employee of New Zoomcar to New Zoomcar or New Zoomcar’s stockholders, (iii) any action asserting a claim against New Zoomcar or any current or former director, officer, or other employee or stockholder of the Corporation arising pursuant to any provision of the General Corporation Law of the State of Delaware or this Amended and Restated Certificate of Incorporation, as amended, or the Bylaws of the Corporation, or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine. The aforementioned provision will not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any ancillary claims related thereto which are subject to the ancillary jurisdiction of the federal courts, as the United States District Court for the District of Delaware shall be the sole and exclusive forum for resolving any complaint with a cause of action under such laws. However, as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act, and an investor cannot waive compliance with the federal securities laws and the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such a provision.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, New Zoomcar would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of the Proposed Charter. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Zoomcar or its directors, officers, or other employees, which may discourage lawsuits against New Zoomcar or its directors, officers and other employees. If a court were to find either exclusive-forum provision in the Proposed Charter to be inapplicable or unenforceable in an action, New Zoomcar may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm New Zoomcar’s business.

Section 203 of the Delaware General Corporation Law.   New Zoomcar will be subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
●	on or after such date, the business combination is approved by the board of directors and authorized at an annual or Extraordinary General Meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 of the DGCL fines a “business combination” to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;
●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and
●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 of the DGCL defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire New Zoomcar even though such a transaction may offer its stockholders the opportunity to sell their stock at a price above the prevailing market price.

A Delaware corporation may “opt out” of these provisions with an express provision in its certificate of incorporation. New Zoomcar will not opt out of these provisions, which may as a result, discourage or prevent mergers or other takeover or change of control attempts of it.

Action by Written Consent. The Proposed Charter and Proposed Bylaws will provide that, subject to the rights of any series of New Zoomcar’s preferred stock, no action will be taken by any holders of shares of New Zoomcar common stock, except at an annual or Extraordinary General Meeting of stockholders called in accordance with the bylaws, and no action will be taken by the stockholders by written consent. Permitting stockholder action by written consent would circumvent the usual process of allowing deliberation at a meeting of stockholders, could be contrary to principles of openness and good governance, and have the potential to inappropriately disenfranchise stockholders, potentially permitting a small group of short-term, special interest or self-interested stockholders, who together hold a threshold amount of shares, to take important actions without the involvement of, and with little or no advance notice to stockholders. Allowing stockholder action by written consent would also deny all stockholders the right to receive accurate and complete information on a proposal in advance and to present their opinions and consider presentation of the opinions of New Zoomcar’s board of directors and other stockholders on a proposal before voting on a proposed action. The Zoomcar board of directors believes that a meeting of stockholders, which provides all stockholders an opportunity to deliberate about a proposed action and vote their shares, is the most appropriate forum for stockholder action. Notwithstanding the foregoing, elimination of such stockholder written consents may lengthen the amount of time required to take stockholder actions since actions by written consent are generally not subject to the minimum notice requirement of a stockholders’ meeting.

Limitations on Liability and Indemnification of Officers and Directors

The Proposed Charter contains provisions that limit the liability of New Zoomcar’s current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

●	any breach of his duty of loyalty to us or our stockholders;
●	acts or omissions not in good faith, or which involve intentional misconduct or a knowing violation of law;
●	unlawful payments of dividends or unlawful stock repurchases or redemptions; and
●	any transaction from which the director derived an improper personal benefit.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Stockholder Registration Rights

Under the terms of the Amended and Restated Registration Rights Agreement, New Zoomcar will agree that, within 30 calendar days after the consummation of the Business Combination, it will file with the SEC a registration statement registering the resale of certain securities held by or issuable to the other parties thereto (the “Resale Registration Statement”), and will use its commercially reasonable efforts to have such Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. Pursuant to the Amended and Restated Registration Rights Agreement, Holders have been granted certain, customary registration rights. See “Certain Relationships and Related Party Transactions — IOAC — Registration Rights Agreement.” The Ananda Trust has also been granted certain, customary registration rights pursuant to the Ananda Trust Subscription Agreement.

Warrants

Former IOAC Warrants

Each whole warrant entitles the registered holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing the closing of the IPO and 30 days after the completion of our initial business combination. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of Class A ordinary shares. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., Eastern time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and we will not be obligated to issue an ordinary share upon exercise of a warrant unless the ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the Class A ordinary share underlying such unit.

We have agreed that as promptly as practicable, we will use our commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the ordinary shares issuable upon exercise of the warrants, and we will use our commercially reasonable efforts to cause the same to become effective within 60 business days following the closing of our initial business combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if our ordinary shares are at the time of any exercise of a public warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement for the registration, under the Securities Act, of the ordinary shares issuable upon exercise of the warrants, but we will use our commercially reasonable efforts to register or qualify for sale the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of the initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but we will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” as used in this paragraph shall mean the volume weighted average price of the Class A ordinary shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of warrants when the price per ordinary share equals or exceeds $18.00

Once the warrants become exercisable, we may redeem the outstanding warrants:

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

●	if, and only if, the last reported sale (the “closing price”) of the ordinary shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants — Public Shareholders’ Warrants — Anti-Dilution Adjustments”) for any twenty (20) trading days within a thirty (30)-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If we call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are issued and outstanding and the dilutive effect on our shareholders of issuing the maximum number of Class A ordinary shares issuable upon the exercise of our warrants. In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” of our ordinary shares over the exercise price of the warrants by (y) the fair market value. The “fair market value” as used in this paragraph shall mean the average last reported sale price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

We have established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. Any such exercise would not be done on a “cashless” basis and would require the exercising warrant holder to pay the exercise price for each warrant being exercised. However, the price of the Class A ordinary shares may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants — Public Shareholders’ Warrants — Anti-Dilution Adjustments”) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

No fractional ordinary shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of ordinary shares to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the ordinary shares pursuant to the warrant agreement (for instance, if we are not the surviving company in our initial business combination), the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the ordinary shares, the Company (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.

Redemption Procedures

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Class A ordinary shares issued and outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding Class A ordinary shares is increased by a capitalization or share dividend payable in Class A ordinary shares, or by a split-up of ordinary shares or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of Class A ordinary shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering made to all or substantially all holders of ordinary shares entitling holders to purchase Class A ordinary shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of Class A ordinary shares equal to the product of (i) the number of Class A ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A ordinary shares) and (ii) one minus the quotient of (x) the price per Class A ordinary share paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Class A ordinary shares, in determining the price payable for ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Class A ordinary shares as reported during the 10 trading day period ending on the trading day prior to the first date on which the Class A ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of the Class A ordinary shares on account of such Class A ordinary shares (or other securities into which the warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Class A ordinary shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of Class A ordinary shares issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, (c) to satisfy the redemption rights of the holders of Class A ordinary shares in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of Class A ordinary shares in connection with a shareholder vote to amend the Existing Organizational Documents (A) to modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 15 months from the closing of the IPO or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares, or (e) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each ordinary share in respect of such event.

If the number of outstanding Class A ordinary shares is decreased by a consolidation, combination, reverse share sub-division or reclassification of Class A ordinary shares or other similar event, then, on the effective date of such consolidation, combination, reverse share subdivision, reclassification or similar event, the number of Class A ordinary shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding ordinary shares.

Whenever the number of Class A ordinary shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Class A ordinary shares purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of Class A ordinary shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding ordinary shares (other than those described above or that solely affects the par value of such ordinary shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding ordinary shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the ordinary shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of ordinary shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by the company in connection with redemption rights held by shareholders of the company as provided for in the Existing Organizational Documents or as a result of the redemption of ordinary shares by the company if a proposed initial business combination is presented to the shareholders of the company for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding ordinary shares, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the ordinary shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. If less than 70% of the consideration receivable by the holders of ordinary shares in such a transaction is payable in the form of ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants were issued in registered form under a warrant agreement between American Stock Transfer & Trust Company, LLC, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in this prospectus, or defective provision (ii) amending the provisions relating to cash dividends on ordinary shares as contemplated by and in accordance with the warrant agreement or adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants, provided that the approval by the holders of at least 50% of the then-outstanding warrants is required to make any change that adversely affects the interests of the registered holders. A copy of the warrant agreement, which was filed as an exhibit to the registration statement for the IPO, contains a complete description of the terms and conditions applicable to the warrants.

The warrant holders do not have the rights or privileges of holders of Class A ordinary shares and any voting rights until they exercise their warrants and receive Class A ordinary shares. After the issuance of Class A ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No fractional warrants will be issued upon separation of the units and only whole warrants will trade. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of Class A ordinary shares to be issued to the warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination by IOAC, the Sponsor or an affiliate of the Sponsor or certain of IOAC’s officers and directors may, but are not obligated to, loan us funds as may be required. Up to $1,500,000 of such loans may be convertible into common stock of New Zoomcar at a price of $10.00 per share at the option of the lender. Such shares would be identical to the Private Placement Shares.

Zoomcar Warrants

In connection with financing transactions occurring in 2021 and 2023, Zoomcar has issued warrants having various terms (each, a “Warrant”) to investors in such transactions and to the placement agent in such transactions, Aegis Capital Corp. (“Aegis”), as part of its placement agent compensation.

Investor Warrants

Investors in the above-referenced financing transactions received Warrants as follows (“Investor Warrants”):

●	In March and April 2021, in connection with Zoomcar’s sale and issuance of Series E Preferred Stock, Zoomcar issued Investor Warrants (“2021 Warrants”) to each purchaser of Series E Preferred Stock. The 2021 Warrants were originally exercisable for 29,999,952 shares of Zoomcar common stock at an exercise price of $2.50 per share, with such share numbers and exercise price being adjusted pursuant to the Conversion Ratio.
●	Between March and May 2023, Zoomcar sold and issued units consisting of convertible promissory note (“Notes”) and Investor Warrants (“2023 Warrants”), each 2023 Warrant having an exercise price equal to the conversion price of the Notes and being exercisable for a number of shares of Zoomcar common stock equal to the principal amount of the associated Note divided by the exercise price, with such share numbers and exercise price being adjusted pursuant to the Conversion Ratio.

Each Investor Warrant will be exercisable, at the option of the holder, in whole or in part, at any time from the date of the Closing until five years thereafter. Each Investor Warrant will be exercisable by payment of the exercise price in cash, provided that, if, at such time, there is not an effective registration statement covering the resale of the shares issuable upon exercise of the Investor Warrant, the holder may exercise all or any part of the Investor Warrant by means of a cashless exercise. In such cashless exercise, the holder will be entitled to receive a number of shares of New Zoomcar common stock equal to the number of shares with respect to which the Investor Warrant is being exercised multiplied by the difference between the fair value of a share of New Zoomcar common stock and the exercise price of the Investor Warrant. For such purpose, “fair value” shall mean the average closing price on the Nasdaq Global Market (or other exchange, if applicable) for 20 trading days immediately preceding the date on which the notice of exercise is delivered by the holder.

Following the Business Combination, the number of shares issuable upon exercise of each Investor Warrant, and the exercise price, will be determined in the manner described below under “— Adjustment Provisions.”

Prior to the expiration date of the 2021 Warrants, New Zoomcar may elect to redeem the 2021 Warrants at a nominal price if, at the time of such election, there is an effective registration statement covering the resale of the shares underlying the 2021 Warrants, and the closing price of the New Zoomcar common stock for the 10 consecutive trading days prior to the date of the notice of redemption is at least $7.50, as adjusted based on the Conversion Ratio. Following New Zoomcar’s notice of election to redeem the 2021 Warrants, the holders may exercise their warrants at any time until the 5:00 p.m. Eastern Time on the date designated for redemption (which shall be not less than 30 nor more than 60 days following the notice date). Aegis will act as solicitation agent in connection with the redemption process and will be entitled to a fee of 4% of the gross proceeds of the exercise of 2021 Warrants in response to the redemption notice.

The Investor Warrants are freely transferable, subject to compliance with applicable registration requirements or exemptions.

The holders of Investor Warrants hold registration rights pursuant to which New Zoomcar will be required to register the underlying shares of New Zoomcar common stock for resale.

Placement Agent Warrants

As part of Aegis’s compensation for acting as placement agent in the offerings of Zoomcar’s Series E Preferred Stock and Series E-1 Preferred Stock in 2021 and Notes in 2023, associates of Aegis received Warrants as follows (“Placement Agent Warrants”):

●	Warrants exercisable for 2,999,952 shares of Zoomcar common stock and an equal number of shares of Zoomcar Series E Preferred Stock, each at an exercise price of $2.50 per share, and Warrants exercisable for 502,088 shares of Zoomcar Series E-1 Preferred Stock at an exercise price of $3.50 per share, with such share numbers and exercise price being adjusted pursuant to the Conversion Ratio; and
●	Warrants exercisable for a number of shares of Zoomcar common stock equal to two times the aggregate principal amount of the Notes divided by the conversion price of the Notes, at an exercise price equal to such conversion price, with such share numbers and exercise price being adjusted pursuant to the Conversion Ratio.

Following the Business Combination, the number of shares issuable upon exercise of each Placement Agent Warrant, and the exercise price, will be determined in the manner described below under “— Adjustment Provisions.”

Each Placement Agent Warrant will be exercisable, at the option of the holder, in whole or in part, at any time from the date of the Business Combination until five years thereafter. Each Placement Agent Warrant is exercisable by payment of the exercise price in cash or by means of a cashless exercise in which the holder will be entitled to receive a number of shares of New Zoomcar common stock equal to the number of shares with respect to which the Placement Agent Warrant is being exercised multiplied by the difference between the fair value of a share of New Zoomcar common stock and the exercise price of the Placement Agent Warrant. For such purpose “fair value” shall mean the average closing price on the Nasdaq Global Market (or other exchange, if applicable) for 20 trading days immediately preceding the date on which the notice of exercise is delivered by the holder.

The Placement Agent Warrants are freely transferable, subject to compliance with applicable registration requirements or exemptions.

Adjustment Provisions

In the event, prior to the Business Combination, Zoomcar issues shares of Zoomcar common stock for a purchase price less than the exercise price of any Warrant, the exercise price of such Warrant shall be reduced to a price equal to the purchase price of such newly issued Zoomcar Common Stock, and the number of shares issuable upon exercise of such Warrant shall be proportionately increased. Accordingly, upon conversion of the Notes in connection with the Business Combination, the exercise prices of all of the Warrants will be adjusted to equal the conversion price of the Notes, and each such Warrant shall be exercisable for a number of shares equal to (i) the aggregate exercise price of such Warrant divided by (ii) the adjusted per-share exercise price.

In addition, the number of shares issuable upon exercise of the Warrants, and the exercise price, is subject to adjustment in certain circumstances, including a stock split, stock dividend, or combination or recapitalization affecting the Zoomcar common stock or New Zoomcar common stock, as the case may be. If Zoomcar or, following the Business Combination, New Zoomcar effects a merger, consolidation, sale of substantially all of its assets, or other similar transaction, then, upon any subsequent exercise of a Warrant, the holder will have the right to receive such shares of the acquiring corporation or other consideration as it would have been entitled to receive if it had been a holder of the number of shares of Zoomcar common stock or New Zoomcar common stock, as the case may be, then issuable upon exercise in full of the Warrant. Pursuant to such adjustment provisions, upon completion of the Business Combination, each Warrant will become exercisable for a number of shares of New Zoomcar common stock equal to the number of shares of Zoomcar common stock issuable, directly or indirectly, upon exercise of such Warrant, multiplied by the Conversion Ratio, at an exercise price equal to the aggregate exercise price of the Warrant divided by the number of shares of New Zoomcar common stock issuable thereunder. In addition, in the event of the distribution of Earnout Shares pursuant to the Business Combination Agreement, each Warrant shall be subject to further adjustment such that it will be exercisable for the total number of shares of New Zoomcar common stock that the holder of such Warrant would hold if the Warrant had been exercised immediately prior to the Business Combination, at the same aggregate exercise price.

Transfer Agent, Warrant Agent and Registrar

The transfer agent and registrar for the New Zoomcar common stock and the warrant agent for the New Zoomcar warrants will be American Stock Transfer & Trust Company, LLC.

Listing

We intend to list our common stock and our warrants to purchase common stock on Nasdaq under the symbols “ZCAR” and “ZCARW,” respectively.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted common stock or warrants of New Zoomcar for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted common stock or warrants of New Zoomcar for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	1% of the total number of shares of New Zoomcar common stock then outstanding (as of the date of this joint proxy statement/consent solicitation statement/prospectus, IOAC has 12,160,335 ordinary shares outstanding); or
●	the average weekly reported trading volume of New Zoomcar common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination-related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, our initial shareholders will be able to sell their founder shares and Private Placement Shares, as applicable, pursuant to Rule 144 without registration one year after we have completed the Business Combination.

We anticipate that following the consummation of the Business Combination, we will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Registration Rights

See “Description of Securities — New Zoomcar — Stockholder Registration Rights” above.

APPRAISAL RIGHTS

Neither IOAC shareholders nor IOAC warrant holders have appraisal rights or dissenters’ rights in connection with the Merger or the Domestication under Cayman Islands law or under the DGCL.

Zoomcar stockholders will have appraisal rights in connection with the Business Combination. Holders of shares of Zoomcar stock who (i) do not consent to the adoption of the Merger Agreement, (ii) follow the procedures set forth in Section 262 of the DGCL (including making a written demand of appraisal to Zoomcar within 20 days after giving notice of appraisal rights) and (iii) have not otherwise waived the appraisal rights, will be entitled, under Section 262 of the DGCL, to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid on the amount determined to be “fair value.” See Section 262 of the DGCL attached as Annex L.

HOUSEHOLDING INFORMATION

Unless IOAC has received contrary instructions, IOAC may send a single copy of this joint proxy statement/consent solicitation statement/prospectus to any household at which two or more shareholders reside if IOAC believes the stockholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce IOAC’s expenses. However, if shareholders prefer to receive multiple sets of IOAC’s disclosure documents at the same address this year or in future years, the shareholders should follow the instructions described below. Similarly, if an address is shared with another shareholder and together both of the shareholders would like to receive only a single set of IOAC’s disclosure documents, the shareholders should follow these instructions:

If the Class A ordinary shares are registered in the name of the shareholder, the shareholder should contact IOAC’s offices at Innovative International Acquisition Corp., 24681 La Plaza, Suite 300, Dana Point, CA 92629. If a bank, broker or other nominee holds the shares, the shareholder should contact the bank, broker or other nominee directly.

TRANSFER AGENT AND REGISTRAR

The transfer agent for IOAC’s securities is American Stock Transfer & Trust Company, LLC.

SUBMISSION OF SHAREHOLDER PROPOSALS

The IOAC Board is aware of no other matters that may be brought before the Extraordinary General Meeting.

FUTURE PROPOSALS

For any proposal to be considered for inclusion in IOAC’s proxy statement and form of proxy for submission to the stockholders at New Zoomcar’s 2023 annual meeting of stockholders, assuming consummation of the Business Combination, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and the Proposed Bylaws. Since the 2023 annual meeting would be New Zoomcar’s first annual meeting of stockholders, such proposals must be received by New Zoomcar at its offices at,                timely (as described in the paragraph below and the Proposed Bylaws appended as Annex C) before New Zoomcar begins to print and mail the 2023 annual meeting proxy materials in order to be considered for inclusion in New Zoomcar’s proxy materials for the 2023 annual meeting.

In addition, if the Business Combination is consummated, the Proposed Bylaws provide notice procedures for stockholders to nominate a person as a director and to propose business to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be delivered to New Zoomcar at                          , not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders. Nominations and proposals also must satisfy other requirements set forth in the Proposed Bylaws. New Zoomcar’s board of directors may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

LEGAL MATTERS

McDermott Will & Emery LLP has passed upon the validity of the common stock of New Zoomcar and the warrants of New Zoomcar offered by this joint proxy statement/consent solicitation statement/prospectus and certain other legal matters related to this joint proxy statement/consent solicitation statement/prospectus. McDermott Will & Emery LLP, as tax counsel for IOAC, has passed upon certain U.S. federal income tax consequences of the Business Combination for IOAC.

EXPERTS

The consolidated financial statements of Zoomcar, Inc. included in this proxy statement/prospectus have been so included in reliance upon the report of Grant Thornton Bharat LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The financial statements of Innovative International Acquisition Corp. as of December 31, 2022 and 2021, and for the year ended December 31, 2022 and for the period from March 22, 2021 (inception) through December 31, 2021 appearing in this joint proxy statement/consent solicitation statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein (which contains an explanatory paragraph relating to substantial doubt about the ability of Innovative International Acquisition Corp. to continue as a going concern as described in Note 1 to the financial statements). Such financial statements are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

IOAC has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this joint proxy statement/consent solicitation statement/prospectus. This joint proxy statement/consent solicitation statement/prospectus is a part of that registration statement. This joint proxy statement/consent solicitation statement/prospectus does not contain all of the information included in the registration statement. For further information pertaining to IOAC and its securities, you should refer to the registration statement and to its exhibits. Whenever reference is made in this joint proxy statement/consent solicitation statement/prospectus to any of IOAC’s contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the annexes to the joint proxy statement/consent solicitation statement/prospectus and the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

IOAC files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov.

If you would like additional copies of this joint proxy statement/consent solicitation statement/prospectus or any document incorporated by reference herein, or if you have questions about the Business Combination, you should contact via phone or in writing:

Morrow Sodali LLC

Toll-Free (800) 662-5200 or Collect (203) 658-9400

Email:

If you are a shareholder of IOAC and would like to request documents, please do so no later than five business days before the Extraordinary General Meeting in order to receive them before the Extraordinary General Meeting.

If you request available documents from Morrow Sodali LLC, Morrow Sodali LLC will mail them to you by first class mail, or another equally prompt means. Information and statements contained in this joint proxy statement/consent solicitation statement/prospectus or any annex to this joint proxy statement/consent solicitation statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this joint proxy statement/consent solicitation statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC and attached to the joint proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement.

All information contained in this joint proxy statement/consent solicitation statement/prospectus relating to IOAC has been supplied by IOAC, and all such information relating to Zoomcar has been supplied by Zoomcar. Information provided by one another does not constitute any representation, estimate or projection of the other.

Interim Unaudited Financial Statements of Innovative International Acquisition Corp.
Condensed Balance Sheets as of March 31, 2023 (unaudited) and December 31, 2022	F-25
Unaudited Condensed Statements of Operations for the three months ended March 31, 2023 and 2022	F-26
Unaudited Condensed Statements of Changes in Shareholder’s Deficit for the three months ended March 31, 2023 and 2022	F-27
Unaudited Condensed Statements of Cash Flows for the three months ended March 31, 2023 and 2022	F-28
Notes to Condensed Financial Statements (unaudited)	F-29

Audited Financial Statements of Zoomcar, Inc.
Report of Independent Registered Public Accounting Firm	F-45
Consolidated Balance Sheets as of March 31, 2023 and March 31, 2022	F-46
Consolidated Statements of Operations for the years ended March 31, 2023 and March 31, 2022	F-47
Consolidated Statements of Comprehensive Loss for the years ended March 31, 2023 and March 31, 2022.	F-48
Consolidated Statements of Cash Flows for the years ended March 31, 2023 and March 31, 2022.	F-50
Consolidated Statements of Redeemable Non-Controlling Interests, Mezzanine Equity and Stockholder’s Equity as of April 1, 2021, March 31, 2022 and March 31, 2023.	F-49
Notes to Consolidated Financial Statements	F-52

INNOVATIVE INTERNATIONAL ACQUISITION CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Innovative International Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Innovative International Acquisition Corp. (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, changes in shareholders’ deficit and cash flows for the year ended December 31, 2022 and for the period from March 22, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and for the period from March 22, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company’s business plan is dependent on the completion of a business combination and the Company’s cash and working capital as of December 31, 2022 are not sufficient to complete its planned activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/S/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2021.

New York, NY

March 31, 2023

PCAOB ID Number 688

INNOVATIVE INTERNATIONAL ACQUISITION CORP.

BALANCE SHEETS

	December 31,
	2022	2021
Assets:
Current assets
Cash	$10,436	$979,634
Prepaid expenses	210,605	232,313
Total current assets	221,041	1,211,947
Other noncurrent assets	—	190,305
Marketable securities held in Trust Account	237,987,893	234,604,006
Total Assets	$238,208,934	$236,006,258
Liabilities, Redeemable Shares and Shareholders’ Deficit:
Current Liabilities
Accounts payable and accrued expenses	$6,297,378	$153,397
Due to related party	131,935	21,935
Promissory Note - Related Party	500,000	—
Total current liabilities	6,929,313	175,332
Deferred underwriters’ discount	12,100,000	12,100,000
Total Liabilities	19,029,313	12,275,332

Commitments and Contingencies (Note 6)
Redeemable Shares
Class A ordinary shares subject to possible redemption, 23,000,000 shares at redemption value of $10.35 and 10.20 per share at December 31, 2022 and 2021, respectively	237,987,893	234,604,006

Shareholders’ Deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 1,060,000 issued and outstanding (excluding 23,000,000 shares subject to redemption) at December 31, 2022 and 2021, respectively	106	106
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 8,050,000 shares issued and outstanding at December 31, 2022 and 2021, respectively	805	805
Additional paid-in capital	—	—
Accumulated deficit	(18,809,183)	(10,873,991)
Total Shareholders’ Deficit	(18,808,272)	(10,873,080)
Total Liabilities, Redeemable Shares and Shareholders’ Deficit	$238,208,934	$236,006,258

The accompanying notes are an integral part of the financial statements.

INNOVATIVE INTERNATIONAL ACQUISITION CORP.

STATEMENTS OF OPERATIONS

		For the Period
	For the Year	from March 22,
	Ended	2021 (Inception)
	December 31,	to December 31,
	2022	2021
Formation and operating costs	$8,009,751	$233,253
Loss from operations	(8,009,751)	(233,253)

Other income:
Interest income bank	56	17
Interest earned on cash held in Trust Account	3,383,887	4,006
Other income	3,383,943	4,023
Net loss	$(4,625,808)	$(229,230)

Weighted average shares outstanding, redeemable Class A ordinary shares	23,000,000	5,102,113
Basic and diluted net loss per share, redeemable Class A ordinary shares	$(0.14)	$(0.02)
Weighted average shares outstanding, non-redeemable Class A and Class B ordinary shares	9,110,000	8,285,141
Basic and diluted net loss per share, non-redeemable Class A and Class B ordinary shares	$(0.14)	$(0.02)

The accompanying notes are an integral part of the financial statements.

INNOVATIVE INTERNATIONAL ACQUISITION CORP.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2022 AND

FOR THE PERIOD FROM MARCH 22, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

	Class A		Class B		Additional		Total
	Ordinary Shares		Ordinary Shares		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance - March 22, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor	—	—	8,050,000	805	24,195	—	25,000
Sale of 1,060,000 Private Placement Shares	1,060,000	106	—	—	10,599,894	—	10,600,000
Accretion of Class A ordinary shares to redemption amount	—	—	—	—	(17,533,406)	(10,644,761)	(28,178,166)
Proceeds allocated to Public Warrants	—	—	—	—	7,475,000	—	7,475,000
Offering costs associated with issuance of Public Warrants	—	—	—	—	(565,683)	—	(565,683)
Net loss	—	—	—	—	—	(229,230)	(229,230)
Balance - December 31, 2021	1,060,000	$106	8,050,000	$805	$—	$(10,873,991)	$(10,873,080)
Stock compensation	—	—	—	—	74,503	—	74,503
Accretion of Class A ordinary shares to redemption amount	—	—	—	—	(74,503)	(3,309,384)	(3,383,887)
Net loss	—	—	—	—	—	(4,625,808)	(4,625,808)
Balance – December 31, 2022	1,060,000	$106	8,050,000	$805	$—	$(18,809,183)	$(18,808,272)

The accompanying notes are an integral part of the financial statements.

INNOVATIVE INTERNATIONAL ACQUISITION CORP.

STATEMENTS OF CASH FLOWS

		For the Period
		from
		March 22, 2021
	For the Year	(inception)
	Ended	through
	December 31, 2022	December 31, 2021
Cash Flows from Operating Activities:
Net loss	$(4,625,808)	$(229,230)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on cash held in Trust Account	(3,383,887)	(4,006)
Stock compensation	74,503	—
Changes in operating assets and liabilities:
Prepaid expenses	212,013	(422,618)
Accounts payable and accrued liabilities	6,143,981	153,397
Due to related party	110,000	21,935
Net cash used in operating activities	(1,469,198)	(480,522)

Cash flows from financing activities:
Investment of cash in Trust Account	—	(234,600,000)
Net cash used in financing activities	—	(234,600,000)

Cash flows from financing activities:
Proceeds from initial public offering, net of costs	—	226,000,000
Proceeds from private placement	—	10,600,000
Proceeds from promissory note to Sponsor	500,000	—
Payment of deferred offering costs	—	(539,844)
Net cash provided by financing activities	500,000	236,060,156

Net Change in Cash	(969,198)	979,634
Cash at the beginning of the period	979,634	—
Cash at the end of the period	$10,436	$979,634
Non-cash investing and financing activities:
Initial classification of Class A ordinary shares subject to possible redemption	$—	$234,600,000
Offering costs paid by Sponsor from proceeds from issuance of Class B ordinary shares	$—	$25,000
Deferred underwriting commissions payable charged to additional paid in capital	$—	$12,100,000
Remeasurement of ordinary share subject to possible redemption	$3,383,887	$28,178,166

The accompanying notes are an integral part of the financial statements.

NOTE 1. ORGANIZATION, BUSINESS OPERATION AND LIQUIDITY

Innovative International Acquisition Corp. (the “Company”) was incorporated as a Cayman Islands exempted company on March 22, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (the “Business Combination”). The Company will not be limited to a particular industry or geographic region in its identification and acquisition of a target company.

As of December 31, 2022, the Company had not commenced any operations nor generated any revenue. All activity for the period from March 22, 2021 (inception) through December 31, 2022, relates to the Company’s formation, the initial public offering (the “IPO”) described below, and subsequent to the IPO, identifying a target company for a Business Combination and other customary business conduct related thereto. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Innovative International Sponsor I LLC, a Delaware limited liability company (the “Sponsor”).

The registration statement for the Company’s IPO was declared effective on October 26, 2021 (the “Effective Date”). On October 29, 2021, the Company consummated its IPO of 23,000,000 units (the “Units” and, with respect to the ordinary shares included in the Units being offered, the “Public Shares”) at $10.00 per Unit (which included the full exercise of the underwriters’ over-allotment option), which is discussed in Note 3 and the sale of 1,060,000 shares (the “Private Placement Shares”) at a price of $10.00 per Private Placement Share in a private placement to the Sponsor, and Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), and Cantor Fitzgerald & CO. (“Cantor”).

Transaction costs amounted to $16,664,843 consisting of $3,173,059 of underwriting commissions, $12,100,000 of deferred underwriting commissions and $1,391,784 of other cash offering costs.

The initial Business Combination must occur with one or more operating businesses or assets with an aggregate fair market value equal to at least 80% of the assets held in the Trust Account (as defined below) (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the signing a definitive agreement in connection with the initial Business Combination. However, the Company will only complete such Business Combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, (the “Investment Company Act”). There is no assurance that the Company will be able to complete a Business Combination successfully.

Upon the closing of the IPO, management has agreed that an amount equal to at least $10.20 per Unit sold in the IPO, including a portion of the proceeds of the Private Placement Shares, will be held in a Trust Account (“Trust Account”) and will be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act that invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, if any (less up to $100,000 of interest to pay dissolution expenses), the proceeds from the IPO and the sale of the Private Placement Shares deposited into the Trust Account will not be released from the Trust Account until the earliest of (i) the completion of the initial Business Combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the public shares if the Company does not complete its initial Business Combination within 21 months from the closing of the IPO or (B) with respect to any other provision relating to shareholders’ rights or pre-Business Combination activity and (iii) the redemption of all of the public shares if the Company is unable to complete its initial Business Combination within 21 months from the closing of the IPO, subject to applicable law.

The Company will provide its public shareholders with the opportunity to redeem all or a portion of their public shares (the “Public Shares”) upon the completion of the initial Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed Business Combination or conduct a tender offer will be made by the Company, solely in the Company’s discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require the Company to seek shareholder approval under the applicable law or stock exchange listing requirement.

The shareholders will be entitled to redeem their shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, subject to the limitations described herein. The amount in the Trust Account is initially anticipated to be $10.20 per public share. The per-share amount the Company will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to Cantor.

The ordinary shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” All of the Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated memorandum and articles of association. In accordance with SEC and its guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of a company require ordinary shares subject to redemption to be classified outside of permanent equity. Given that the Public Shares will be issued with other freestanding instruments (i.e., public warrants), the initial carrying value of Class A ordinary shares classified as temporary equity will be the allocated proceeds determined in accordance with ASC 470-20. The Class A ordinary shares are subject to ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement will be treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital). While redemptions cannot cause the Company’s net tangible assets to fall below $5,000,001, the Public Shares are redeemable and will be classified as such on the balance sheets until such date that a redemption event takes place. In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

The Company has up to 21 months from the closing of the IPO to complete the Business Combination (the “Combination Period”). If the Company is unable to consummate the Business Combination within the Combination Period, the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses) divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the warrants, which will expire worthless if the Company fails to complete its initial Business Combination within the Combination Period.

On January 19, 2023, the Company held the Extraordinary General Meeting (“EGM”) for the purposes of considering and voting upon the Charter and the Trust Agreement Amendments. At the EGM, the shareholders of the Company approved an amendment (the “Charter Amendment”) to the Company’s Amended and Restated Memorandum and Articles of Association to allow IOAC to extend the date by which the Company must consummate an initial business combination up to six (6) times for an additional one (1) month each time from January 29, 2023 to July 29, 2023 (which is 21 months from the closing of the Company’s initial public offering) (the “Extension”).

In connection with the EGM, shareholders holding 19,949,665 public shares exercised their right to redeem their shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $206.5 million (approximately $10.35 per public share redeemed) will be removed from the Trust Account to pay such holders and approximately $31.5 million will remain in the Trust Account. Following redemptions, the Company will have 3,050,335 public shares outstanding.

The Sponsor, officers, and directors have agreed (i) to waive their redemption rights with respect to their Founder Shares held by them, and any Public Shares they may acquire during or after the IPO in connection with the completion of the initial Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if the Company fails to complete its initial Business Combination within the Combination Period (although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Company fails to complete its initial Business Combination within the prescribed time frame), and (iii) vote their Founder Shares and Public Shares in favor of the Company’s initial Business Combination.

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent auditors) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. Because we are a blank check company, rather than an operating company, and the Company’s operations will be limited to searching for prospective target businesses to acquire, the only third parties the Company currently expects to engage would be vendors such as lawyers, investment bankers, computer or information and technical services providers or prospective target businesses.

Liquidity and Capital Resources

As of December 31, 2022, the Company had cash outside the Trust Account of $10,436 available for working capital needs. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its tax obligations, all remaining cash held in the Trust Account is generally unavailable for the Company’s use, prior to an initial Business Combination, and is restricted for use either in a Business Combination or to redeem ordinary shares. As of December 31, 2022, none of the amount in the Trust Account was available to be withdrawn as described above.

Through December 31, 2022, the Company’s liquidity needs were satisfied through receipt of $25,000 from the sale of the Founder Shares and the remaining net proceeds from the IPO and the sale of Private Placement Shares.

On September 7, 2022, the Company issued an unsecured convertible promissory note in the amount of up to $500,000 to the Ananda Trust. $500,000 was drawn and outstanding as of December 31, 2022.

Going Concern

The Company anticipates that the $10,436 of cash held outside of the Trust Account as of December 31, 2022, might not be sufficient to allow the Company to operate for at least the next 12 months from the issuance of the financial statements, assuming that a Business Combination is not consummated during that time. Until consummation of our Business Combination, the Company will be using the funds not held in the Trust Account, and any additional Working Capital Loans (as defined in Note 5) from the initial shareholders, the Company’s officers and directors, or their respective affiliates (which is described in Note 5), for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the Business Combination.

The Company can raise additional capital through Working Capital Loans from the initial shareholders, the Company’s officers, directors, or their respective affiliates (which is described in Note 5), or through loans from third parties. None of the sponsor, officers or directors are under any obligation to advance funds to, or to invest in, the Company. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of its business plan, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to us on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until July 29, 2023 to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after July 29, 2023.

Risks and Uncertainties

In February 2022, Russia commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against Russia. The invasion of Ukraine may result in market volatility that could adversely affect our stock price and our search for a target company. Other recent events contributing to a climate of geopolitical uncertainty include rising tensions between China and Taiwan. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these financial statements and the specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the pandemic could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of this financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a business combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a business combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the business combination, extension or otherwise, (ii) the structure of a business combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a business combination (or otherwise issued not in connection with a business combination but issued within the same taxable year of a business combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a business combination and in the Company’s ability to complete a business combination.

The IR Act has indicated that in most cases, interim U.S. federal and state income taxes would not apply to a SPAC incorporated in the Cayman Islands, including us, because the Cayman Islands does not impose income taxes.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non- emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of these financial statements is in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events.

Accordingly, the actual results could differ significantly from those estimates. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the warrant liabilities.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2022 and 2021.

Marketable Securities Held in Trust Account

Following the closing of the IPO on October 29, 2021, an amount of $234,600,000 from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Shares were placed in the Trust Account and invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act that invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, if any (less up to $100,000 of interest to pay dissolution expenses), the proceeds from the IPO and the sale of the Private Placement Shares will not be released from the Trust

Account until the earliest of (i) the completion of the initial Business Combination, the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the public shares if the Company does not complete its initial Business Combination within 21 months from the closing of the IPO or (B) with respect to any other provision relating to shareholders’ rights or pre-Business Combination activity and (iii) the redemption of all of the public shares if the Company is unable to complete its initial Business Combination within 21 months from the closing of the IPO, subject to applicable law.

The Company classifies its U.S. Treasury securities as Trading Securities in accordance with FASB ASC Topic 320 “Investments - Debt and Equity Securities.” Changes in the value of Trading Securities are recognized in income in the period they occur.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts held at a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on these accounts.

Offering Costs Associated with Initial Public Offering

Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the IPO. Offering costs amounting to $16,664,843 were initially charged to temporary equity upon the completion of the IPO. The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Offering costs consist principally of professional and registration fees that are related to the IPO. Accordingly, offering costs have been allocated to the separable financial instruments issued in the IPO based on a relative fair value basis compared to total proceeds received. Offering costs associated with the Class A ordinary shares issued were initially charged to temporary equity and then accreted to ordinary shares subject to redemption upon the completion of the IPO.

Warrants

The Company accounts for its warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

The Company accounts for the warrants as equity-classified. As such, the warrants were recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all of the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter.

Class B Founder Shares

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination on a one-for-one basis, subject to adjustment for share subdivisions, share consolidations, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided in the Company’s amended and restated memorandum and articles of association. The Founder Shares conversion feature is considered an equity instrument that does not require bifurcation from the host contract.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its shares of Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholder’s (deficit) equity. The Company’s Class A ordinary shares sold in the IPO feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2022 and 2021, 23,000,000 Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholder’s deficit section of the Company’s balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Such changes are reflected in additional paid-in capital, or in the absence of additional capital, in accumulated deficit.

As of December 31, 2022 and 2021, the Class A ordinary share reflected in the balance sheets are reconciled in the following table:

	December 31,	December 31,
	2022	2021
Gross Proceeds	$230,000,000	$230,000,000
Less:
Proceeds allocated to Public Warrants	(7,475,000)	(7,475,000)
Issuance costs related to Class A ordinary shares	(16,099,160)	(16,099,160)
Plus:
Accretion of carrying value to redemption value	31,562,053	28,178,166
Class A ordinary shares subject to possible redemption	$237,987,893	$234,604,006

Income Taxes

The Company accounts for income taxes under FASB ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2022 and 2021. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2022 and 2021, there were no unrecognized tax benefits and no amounts were accrued for the payment of interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statement.

Share-Based Payment Compensation Arrangements

The Company accounts for share-based payments in accordance with FASB ASC Topic 718, “Compensation - Stock Compensation,” (“ASC 718”) which requires that all equity awards be accounted for at their “fair value.” The Company measures and recognizes compensation expense for all share-based payments on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the Statement of Operations upon vesting, once the applicable performance conditions are met, with an offsetting increase to additional paid-in capital. Forfeitures are recognized as they occur.

Net Income (Loss) Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. The Company has two classes of shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares. Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period. Remeasurement associated with the redeemable Class A ordinary shares is excluded from income (loss) per ordinary share as the redemption value approximates fair value.

The calculation of diluted loss per share does not consider the effect of the warrants issued in connection with the (i) IPO, and (ii) the private placement since the exercise of the warrants exceeded the fair value per ordinary share. For the year ended December 31, 2022, and for the period from March 22, 2021 (inception) through December 31, 2021, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted net loss per ordinary share is the same as basic net loss per ordinary share for the periods presented

The following table reflects the calculation of basic and diluted net loss per common share (in dollars, except per share amounts):

	For the Year Ended December 31,
	2022		2021
	Redeemable	Non-redeemable	Redeemable	Non-Redeemable
	Class A	Class A and B	Class A	Class A and B
	Ordinary	Ordinary	Ordinary	Ordinary
	shares	shares	shares	shares
Basic and diluted net loss per ordinary share
Numerator:
Allocation of net loss, as adjusted	$(3,313,410)	$(1,312,398)	$(92,869)	$(136,361)
Denominator:
Basic and diluted weighted average shares outstanding	23,000,000	9,110,000	5,102,113	8,285,141
Basic and diluted net loss per ordinary share	$(0.14)	$(0.14)	$(0.02)	$(0.02)

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statement.

NOTE 3. PUBLIC OFFERING

On October 29, 2021, the Company consummated its IPO of 23,000,000 Units, which included the full exercise of the underwriters’ over-allotment option, at a price of $10.00 per Unit, generating gross proceeds of $230,000,000. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant (each, a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share.

NOTE 4. PRIVATE PLACEMENT

The Sponsor, Cantor and CCM purchased an aggregate of 1,060,000 Class A ordinary shares (which included the full exercise of the underwriters’ over-allotment option), or Private Placement Shares, at a price of $10.00 per share ($10,600,000 in the aggregate) in a private placement that closed simultaneously with the closing of the IPO. Of those 1,060,000 Private Placement Shares, the Sponsor purchased 960,000 shares, CCM purchased 30,000 shares and Cantor purchased 70,000 shares.

The Private Placement Shares are transferable, assignable or saleable until 30 days after the completion of the Initial Business Combination. Additionally, the Private Placement Shares will be non-redeemable so long as they are held by the Sponsor, CCM, Cantor or their permitted transferees. If the Private Placement Shares are held by holders other than the Sponsor, CCM, Cantor or their permitted transferees, the Private Placement Shares will be redeemable by the Company in all redemption scenarios.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On April 19, 2021, the Sponsor paid $25,000 to cover certain offering costs in consideration for 7,187,500 Class B ordinary shares, par value $0.0001. In September 2021, the Company effected a 1.12 share dividend for each Class B ordinary share outstanding, resulting in 8,050,000 Founder Shares being held by the Sponsor, up to 1,050,000 shares of which were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was exercised. The underwriter fully exercised their over-allotment option on October 29, 2021 which meant no Founder Shares were forfeited. All shares and related amounts have been retroactively restated to reflect the split.

The Sponsor officers and directors have agreed not to transfer, assign or sell any of their Founder Shares and any Class A ordinary shares issuable upon conversion thereof until the earlier of: (A) one year after the completion of the initial Business Combination or (B) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction after the initial Business Combination that results in all of the public shareholders having the right to exchange their ordinary shares for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of our sponsor, officers and directors with respect to any Founder Shares (the “Lock-up”).

Due to Related Parties

The balances of $131,935 and $21,935 as of December 31, 2022 and 2021, respectively, represent administrative support fees paid by related party on behalf of the Company.

Promissory Note — Related Party

On April 17, 2021, the Sponsor agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the IPO. These loans are non-interest bearing, unsecured and are due at the earlier of December 31, 2021, or the closing of the IPO. The loan will be repaid upon the closing of the IPO out of the offering proceeds not held in the Trust Account. As of October 29, 2021, the Company had $122,292 in borrowings under the promissory note which are now due on demand. The balance was repaid on November 5, 2021.

On September 7, 2022, the Company issued an unsecured promissory note (the “September 2022 Note”), in the amount of up to $500,000 to Ananda Trust, an affiliate of the Sponsor. The September 2022 Note bears no interest, and the principal balance is payable on the date of the consummation of the Company’s initial Business Combination (the “Maturity Date”). On or before the Maturity Date, the Sponsor has the option to convert all or any portion of the principal outstanding under the September 2022 Note into Class A ordinary shares of the Company (“Working Capital Shares”) at a conversion price of $10.00 per share. The terms of the Working Capital Shares, if any, would be identical to the terms of the Private Placement Shares issued by the Company at the time of its IPO. The September 2022 Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the September 2022 Note and all other sums payable with regard to the Note becoming immediately due and payable. The conversion feature included in the note does not meet the definition of a derivative instrument. The full amount of the September 2022 Note, or $500,000 was drawn and outstanding as of December 31, 2022.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC 815. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Working Capital Loans

In order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes its initial Business Combination, the Company would repay the Working Capital Loans. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of the Working Capital Loans may be convertible into warrants at a price of $1.50 per warrant, at the option of the lender. Such warrants would be identical to the Private Placement Shares. The terms of the Working Capital Loans by the Company’s officers and directors, if any, have not been determined and no written agreements exist with respect to the Working Capital Loans. The Company does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as the Company does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Company’s Trust Account. As of December 31, 2022 and 2021, the Company had no borrowings under the Working Capital Loans.

Office Space, Secretarial and Administrative Services

The Company will reimburse the Sponsor for office space, secretarial and administrative services provided to members of the Company’s management team, in the amount of $10,000 per month. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying this obligation. For the year ended December 31, 2022 and for the period March 22, 2021 (inception) to December 31, 2021, the Company had incurred expense of $120,000 and $21,935, respectively, pursuant to this agreement, which was accrued in “Due to related party”.

Grant of Special Committee Shares to members of special committee of the board

On August 18, 2022, the Sponsor granted in aggregate 15,000 Class B ordinary shares previously issued and outstanding to three of the Company’s directors and advisors (the “Special Committee Shares”) in recognition of and compensation for services to the Company as members of newly formed Special Committee of the Board of Directors. The grant of the Special Committee Shares to the Company’s directors is within the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The fair value of the 15,000 shares granted to the Company’s directors was $74,550 or $4.97 per share. $74,503 of the excess of fair value of Special Committee Shares over the initial value of Sponsor Class B shares is recorded as compensation expense in the statement of the operations for the current period.

NOTE 6. COMMITMENTS & CONTINGENCIES

Registration and Shareholders Rights

The holders of the Founder Shares, Private Placement Shares, Special Committee Shares, and Public Warrants (and the Class A ordinary shares issuable upon their exercise) that may be issued on conversion of Working Capital Loans will be entitled to registration rights pursuant to a registration rights agreement signed prior to or on the effective date of the IPO requiring the Company to register the offer and sale of such securities for resale (in the case of the Founder Shares, only after conversion to our Class A ordinary shares). The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers the offer and sale of such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of its initial Business Combination and rights to require the Company to register the resale of such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

From time to time the Company has entered into and may enter into agreements with various services providers and advisors, including investment banks, to help the Company identify targets, negotiate terms of potential Business Combinations, consummate a Business Combination and/or provide other services. In connection with these agreements, the Company may be required to pay such service providers and advisors fees in connection with their services to the extent that certain conditions, including the closing of a potential Business Combination, are met. If a Business Combination does not occur, the Company would not expect to be required to pay these contingent fees. There can be no assurance that the Company will complete a Business Combination.

Warrant Amendments

The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision but requires the approval by the holders of at least a majority of the then issued and outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, the Company may amend the terms of the public warrants in a manner adverse to a holder if holders of at least a majority of the then issued and outstanding public warrants approve of such amendment. Although the Company’s ability to amend the terms of the public warrants with the consent of at least a majority of the then issued and outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of ordinary shares purchasable upon exercise of a warrant.

Underwriting Agreement

The underwriters were entitled to a cash underwriting discount of two percent (2%) of the gross proceeds of the IPO, or $4,000,000, which was paid at the time of the IPO out of the gross proceeds.

In addition, the underwriters will be entitled to five percent (5%) per unit and seven percent (7%) per over-allotment unit, or $12,100,000 for deferred underwriting commissions. The deferred commissions will be payable only upon completion of the Business Combination.

Financial Advisory Agreements

The Company engaged CCM, an affiliate of a passive member of the Company’s Sponsor, to provide consulting and advisory services in connection with the IPO, for which it will receive an advisory fee equal to 0.6% of the aggregate proceeds of the IPO net of underwriter’s expenses. Affiliates of CCM have and manage investment vehicles with a passive investment in the Sponsor. CCM has agreed to defer the portion of its fee resulting from exercise of the underwriters’ over-allotment option until the consummation of the Company’s Business Combination. The Company will also engage CCM as an advisor in connection with the Company’s Business Combination for which it will earn an advisory fee of 1.05% of the proceeds of the IPO payable at closing of the Company’s Business Combination. CCM is engaged to represent the Company’s interests only. CCM is not participating in the IPO as defined in FINRA Rule 5110(j)(16); it is acting as an independent financial adviser as defined in FINRA Rule 5110(j)(9). As such, CCM did not act as an underwriter in connection with the IPO.

On November 11, 2022, the Company entered into an agreement with Jett Capital to act as Financial Advisor (i) in connection with its potential business combination (as described in the section “Merger Agreement” below) and (ii) in connection with a possible private placement related to business combination. As compensation for Jett Capital’s services the Company will pay Jett Capital a cash fee equal to $500,000, upon the closing of the Business Combination. Jett Capital started providing their services in February 2023.

Merger Agreement

On October 13, 2022, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Zoomcar, Inc., a Delaware corporation (“Zoomcar”), Innovative International Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Innovative (“Merger Sub”), and Greg Moran, in the capacity as the representative of the Zoomcar stockholders (in such capacity, the “Seller Representative”) from and after the closing (the “Closing”) of the transactions contemplated by the Merger Agreement (collectively, the “Merger Transactions”).

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) prior to the Closing, the Company will continue out of the Cayman Islands and re-domesticate into a Delaware corporation (the “Domestication”) and (ii) at the Closing of the Merger Transaction, and following the Domestication, Merger Sub will merge with and into Zoomcar (the “Merger”), with Zoomcar continuing as the surviving entity and wholly-owned subsidiary of the Company, and with each Zoomcar stockholder receiving shares of post-Domestication Company common stock at the Closing (as further described below). Concurrent with the signing of the Merger Agreement, Ananda Small Business Trust, a Nevada Trust (“Ananda Trust”), an affiliate of the Sponsor, invested an aggregate of $10,000,000 in Zoomcar (the “Ananda Trust Investment”), in exchange for a convertible promissory note issued by Zoomcar to Ananda Trust, Zoomcar’s repayment obligation under which will be offset against the obligations of Ananda Trust under the subscription agreement entered into by Ananda Trust and the Company concurrent with the Ananda Trust Investment.

Management of the Company reviewed this subscription agreement under the ASC 815 “Derivatives and Hedging” and determined that there are no factors that would preclude its equity treatment and it will be recorded at the closing of the Merger Agreement and upon delivery of the Company’s shares.

As consideration for the Merger, Zoomcar security holders collectively shall be entitled to receive from the Company, in the aggregate, a number of the Company securities with an aggregate value equal to (w) $350,000,000 plus (x) the sum of the aggregate exercise prices of all vested Zoomcar options and all Zoomcar warrants outstanding as of the effective time of the Merger, plus (y) the aggregate amount of a Zoomcar private debt or equity financing of up to $40,000,000, if and to the extent consummated prior to Closing in accordance with the terms of the Merger Agreement (but without giving effect to a discount, if any, of the private financing conversion ratio relative to the per share offset ratio for the Ananda Trust Investment) minus (z) the amount of Zoomcar’s net debt at Closing (the “Merger Consideration”), with each Zoomcar stockholder receiving for each share of Zoomcar common stock held (after giving effect to the exchange of the Zoomcar preferred stock to Zoomcar common stock), a number of shares of post-Domestication Company common stock equal to (i) the quotient of the Merger Consideration divided by the number of then-outstanding shares of Zoomcar on a fully diluted as converted to common stock basis (including Zoomcar India Shares, as defined below), divided by (ii) $10.00 (the “Conversion Ratio”) (the total portion of the Merger Consideration amount payable to all Zoomcar stockholders (the “Zoomcar Stockholders”) in respect of shares of Zoomcar common stock, but excluding Merger Consideration payable in respect of Zoomcar options and warrants, the “Stockholder Merger Consideration”). At Merger Closing, each outstanding Zoomcar option shall, without any further action on the part of the holder thereof, be assumed by Innovative and automatically converted into the right to receive an option to acquire shares of the Company. Each outstanding and unexercised Zoomcar warrant shall automatically, without any action on the part of the holder thereof, be assumed by the Company and converted into a warrant to purchase that number of shares of post-Domestication Company common stock equal to the product of (x) the number of shares of Zoomcar stock subject to such Zoomcar warrant multiplied by (y) the Conversion Ratio. For purposes of determining consideration issuable to Zoomcar security holders under the Merger Agreement, holders of equity interests (“Zoomcar India Shares”) in Zoomcar India Private Limited, a majority-owned subsidiary of Zoomcar, shall be treated as Zoomcar Stockholders, subject in each case, to applicable withholding and other requirements; provided, that, at the Closing, shares of Stockholder Merger Consideration otherwise distributable to holders of Zoomcar India Shares shall be deposited into an escrow account for distribution to holders of Zoomcar India Shares upon completion of applicable legal and contractual requirements, in each case as set forth in the Merger Agreement.

NOTE 7. SHAREHOLDERS’ DEFICIT

Preference shares — The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 and with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2022 and 2021, there were no preference shares issued or outstanding.

Class A ordinary shares — The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of December 31, 2022 and 2021, there were 1,060,000 Class A ordinary shares issued or outstanding (excluding 23,000,000 shares subject to possible redemption).

Class B ordinary shares — The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders are entitled to one vote for each share of Class B ordinary shares. As of December 31, 2022 and 2021, there were 8,050,000 Class B ordinary shares issued and outstanding. Of the 8,050,000 Class B ordinary shares, up to 1,050,000 shares were subject to forfeiture to the Company for no consideration to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the initial shareholders would collectively own 20% of the Company’s issued and outstanding ordinary shares after the IPO. The underwriters exercised their full over-allotment on October 29, 2021, resulting in none of the Founder Shares being subject to forfeiture.

Class A ordinary shareholders and Class B ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders and vote together as a single class, except as required by law; provided, however, that holders of the Class B ordinary shares will have the right to appoint all of the Company’s directors prior to the initial Business Combination and holders of the Class A ordinary shares will not be entitled to vote on the appointment of directors during such time. These provisions of the Company’s amended and restated memorandum and articles of association may only be amended by a special resolution passed by at least 90% of the Founder Shares voting in a general meeting. Unless specified in the Companies Act, the Company’s amended and restated memorandum and articles of association or applicable stock exchange rules, the affirmative vote of a majority of the Company’s ordinary shares that are voted is required to approve any such matter voted on by its shareholders (other than the appointment of directors), and the affirmative vote of a majority of the Company’s Founder Shares is required to approve the appointment of directors.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination on a one-for-one basis, subject to adjustment for share subdivisions, share consolidations, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein and in the Company’s amended and restated memorandum and articles of association. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the IPO and related to the closing of the initial Business Combination, the ratio at which Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of all ordinary shares issued and outstanding upon completion of the IPO plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination, and any Private Placement Shares issued to the Sponsor or its affiliates upon conversion of loans made to the Company). Any conversion of the Class B ordinary shares described herein will take effect as a compulsory redemption of Class B ordinary shares and an issuance of Class A ordinary shares as a matter of Cayman Islands law. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.

Public Warrants — Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as discussed herein. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described adjacent to “Redemption of warrants” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The warrants became exercisable 30 days after the completion of the Company’s initial Business Combination and will expire five years after the completion of the Company’s initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its commercially reasonable efforts to file, and within 60 business days following the initial Business Combination to have declared effective, a registration statement covering the offer and sale of such shares and maintain a current prospectus relating to the Class A ordinary shares issuable upon exercise of the warrants, until the expiration of the warrants in accordance with the provisions of the warrant agreement. The Company cannot assure you that it will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order. If the offer and sale of the shares issuable upon exercise of the warrants is not registered under the Securities Act, the Company will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. Notwithstanding the foregoing, if a registration statement covering the offer and sale of the Class A ordinary shares issuable upon exercise of the warrants is not effective within a specified period following the consummation of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. Notwithstanding the above, if the Class A ordinary shares are, at the time of any exercise of a warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”); and
●	if, and only if, the last reported sale price (the “closing price”) of our Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holder.

NOTE 8. FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC Topic820 Fair Value Measurement, (“ASC 820”) for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2022 and 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

		December 31,
Description	Level	2022
Assets:
Marketable securities held in Trust Account	1	$237,987,893

		December 31,
Description	Level	2021
Assets:
Marketable securities held in Trust Account	1	$234,604,006

The investment in Trust account is measured at Level 1 because the amount is invested in US Treasury securities.

NOTE 9. SUBSEQUENT EVENTS

Management has evaluated events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements, other than as described below:

On January 3, 2023, the Company issued an unsecured promissory note (the “January 2023 Note”), in the amount of up to $500,000 to Ananda Trust, an affiliate of the Sponsor. The proceeds of the January 2023 Note may be drawn down from time to time prior to the Maturity Date (as defined below) upon request by the Company.

The January 2023 Note bears no interest, and the principal balance is payable on the date of the consummation of the Company’s initial business combination (the “Maturity Date”). The January 2023 Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the January 2023 Note and all other sums payable with regard to the January 2023 Note becoming immediately due and payable.

On January 19, 2023, the Company held the Extraordinary General Meeting (“EGM”) for the purposes of considering and voting upon the Charter and the Trust Agreement Amendments. At the EGM, the shareholders of the Company approved an amendment to the Company’s Amended and Restated Memorandum and Articles of Association to allow IOAC to extend the date by which the Company must consummate an initial business combination up to six (6) times for an additional one (1) month each time from January 29, 2023 to July 29, 2023 (which is 21 months from the closing of the Company’s initial public offering) by depositing $165,000 into the Trust Account for each one-month extension.

In connection with the EGM, shareholders holding 19,949,665 public shares exercised their right to redeem their shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $206.5 million (approximately $10.35 per public share redeemed) will be removed from the Trust Account to pay such holders and approximately $31.5 million will remain in the Trust Account. Following redemptions, the Company will have 3,050,335 public shares outstanding.

In connection with the Trust Agreement Amendment, the Sponsor has agreed to make available to the Company an aggregate amount of up to $990,000 to be used only for expenses accrued in connection with the extension of the date by which the Company must consummate an initial business combination, pursuant to a promissory note in favor of the Sponsor (the “Extension Note”). The Extension Note is non-convertible and bears no interest, and the principal balance is payable by the Company on the Maturity Date, as defined in the Extension Note. The issuance of the Extension Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended. As of February 28, 2023, there was $330,000 outstanding under the Extension Note.

Nasdaq Notice of Non-Compliance with a Continued Listing Rule

On March 31, 2023, the Company received a written notice (the “Letter”) from the Nasdaq Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) indicating that the Company was not in compliance with Listing Rule 5450(b)(2)(A), requiring the Company to maintain a Market Value of Listed Securities (“MVLS”) of $50,000,000 for the continued listing of its securities on The Nasdaq Global Market. The Letter is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s securities on Nasdaq.

The Letter states that the Company has 180 calendar days, or until September 27, 2023, to regain compliance with Listing Rule 5450(b)(2)(A). If at any time during this compliance period the Company’s MLVS closes at $50,000,000 or more for a minimum of ten consecutive business days, Nasdaq will provide the Company with a written confirmation of compliance, and this matter will be closed. The Notice further notes that if the Company is unable to satisfy the MVLS requirement prior to such date, the Company may be eligible to transfer the listing of its securities to The Nasdaq Capital Market (provided that it then satisfies the requirements for continued listing on that market).

If compliance is not achieved by September 27, 2023, the Letter states that the Company will receive written notification that its securities are subject to delisting. At that time, the Company may appeal the delisting determination to a Hearings Panel.

The Company will continue to monitor its MVLS and consider its available options to regain compliance with the Nasdaq minimum MVLS requirements, but there can be no assurance that the Company will be able todo so.

INNOVATIVE INTERNATIONAL ACQUISITION CORP.

Quarterly Report on Form 10-Q

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements.

INNOVATIVE INTERNATIONAL ACQUISITION CORP.

CONDENSED BALANCE SHEETS

	March 31, 2023	December 31,
	Unaudited	2022
Assets:
Current assets
Cash	$50,274	$10,436
Prepaid expenses	185,522	210,605
Total current assets	235,796	221,041
Marketable securities held in Trust Account	33,058,050	237,987,893
Total Assets	$33,293,846	$238,208,934

Liabilities, Redeemable Shares and Shareholders’ Deficit:
Current Liabilities
Accounts payable and accrued expenses	$6,935,174	$6,297,378
Due to related party	121,935	131,935
Promissory Notes - Related Party	1,495,000	500,000
Total current liabilities	8,552,109	6,929,313
Deferred underwriters’ discount	12,100,000	12,100,000
Total Liabilities	20,652,109	19,029,313

Commitments and Contingencies (Note 6)

Redeemable Shares
Class A ordinary shares subject to possible redemption, 3,050,335 and 23,000,000 shares at redemption value of $10.84 and 10.35 per share at March 31, 2023 and December 31, 2022, respectively	33,058,050	237,987,893

Shareholders’ Deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 1,060,000 issued and outstanding (excluding 3,050,335 and 23,000,000 shares subject to redemption) at March 31, 2023 and December 31, 2022, respectively	106	106
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 8,050,000 shares issued and outstanding at March 31, 2023 and December 31, 2022, respectively	805	805
Additional paid-in capital	—	—
Accumulated deficit	(20,417,224)	(18,809,183)
Total Shareholders’ Deficit	(20,416,313)	(18,808,272)
Total Liabilities, Redeemable Shares and Shareholders’ Deficit	$33,293,846	$238,208,934

The accompanying notes are an integral part of these unaudited condensed financial statements.

INNOVATIVE INTERNATIONAL ACQUISITION CORP.

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

	For the Three Months Ended
	March 31,
	2023	2022
Formation and operating costs	$1,113,042	$2,787,640
Loss from operations	(1,113,042)	(2,787,640)

Other income:
Interest income - bank	1	21
Interest earned on cash held in Trust Account	1,054,190	23,624
Other income	1,054,191	23,645

Net loss	$(58,851)	$(2,763,995)

Weighted average shares outstanding, redeemable Class A ordinary shares	7,905,891	23,000,000
Basic and diluted net loss per share, redeemable Class A ordinary shares	$(0.00)	$(0.09)
Weighted average shares outstanding, non-redeemable Class A and Class B ordinary shares	9,110,000	9,110,000
Basic and diluted net loss per share, non-redeemable Class A and Class B ordinary shares	$(0.00)	$(0.09)

The accompanying notes are an integral part of these unaudited condensed financial statements.

INNOVATIVE INTERNATIONAL ACQUISITION CORP.

UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE THREE MONTHS ENDED MARCH 31, 2023

	Class A		Class B		Additional		Total
	Ordinary Shares		Ordinary Shares		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance – December 31, 2022	1,060,000	$106	8,050,000	$805	$—	$(18,809,183)	$(18,808,272)
Accretion of Class A ordinary shares to redemption amount	—	—	—	—	—	(1,549,190)	(1,549,190)
Net loss	—	—	—	—	—	(58,851)	(58,851)
Balance – March 31, 2023	1,060,000	$106	8,050,000	$805	$—	$(20,417,224)	$(20,416,313)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

	Class A		Class B		Additional		Total
	Ordinary Shares		Ordinary Shares		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance – December 31, 2021	1,060,000	$106	8,050,000	$805	$—	$(10,873,991)	$(10,873,080)
Accretion for Class A Common Stock to redemption	—	—	—	—	—	(23,624)	(23,624)
Net loss	—	—	—	—	—	(2,763,995)	(2,763,995)
Balance – March 31, 2022	1,060,000	$106	8,050,000	$805	$—	$(13,661,610)	$(13,660,699)

The accompanying notes are an integral part of these unaudited condensed financial statements.

INNOVATIVE INTERNATIONAL ACQUISITION CORP.

UNAUDITED CONDENSED STATEMENTS OF CASH FLOW

	For the Three Months Ended March 31,
	2023	2022
Cash Flows from Operating Activities:
Net loss	$(58,851)	$(2,763,995)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on cash held in Trust Account	(1,054,190)	(23,624)
Changes in operating assets and liabilities:
Prepaid expenses	25,083	57,282
Accounts payable and accrued liabilities	637,796	2,512,223
Due to related party	(10,000)	30,000
Net cash used in operating activities	(460,162)	(188,114)

Cash flows from investing activities:
Extension contributions to the trust account	(495,000)	—
Withdrawals from the trust account to pay redemptions	206,479,033	—
Net cash provided by investing activities	205,984,033	—

Cash flows from financing activities:
Proceeds from promissory notes to Sponsor and affiliate of Sponsor	995,000	—
Payment of redemptions of stock	(206,479,033)	—
Net cash used in financing activities	(205,484,033)	—

Net Change in Cash	39,838	(188,114)
Cash at the beginning of the period	10,436	979,634
Cash at the end of the period	$50,274	$791,520

Non-cash investing and financing activities:
Remeasurement of ordinary share subject to possible redemption	$1,549,190	$—

The accompanying notes are an integral part of these unaudited condensed financial statements.

INNOVATIVE INTERNATIONAL ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION, BUSINESS OPERATION AND LIQUIDITY

Innovative International Acquisition Corp. (the “Company”) was incorporated as a Cayman Islands exempted company on March 22, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (the “Business Combination”). The Company will not be limited to a particular industry or geographic region in its identification and acquisition of a target company.

As of March 31, 2023, the Company had not commenced any operations nor generated any revenue. All activity for the period from March 22, 2021 (inception) through March 31, 2023, relates to the Company’s formation, the initial public offering (the “IPO”) described below, and subsequent to the IPO, identifying a target company for a Business Combination and other customary business conduct related thereto. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO.

The Company’s sponsor is Innovative International Sponsor I LLC, a Delaware limited liability company (the “Sponsor”).

The registration statement for the Company’s IPO was declared effective on October 26, 2021 (the “Effective Date”). On October 29, 2021, the Company consummated its IPO of 23,000,000 units (the “Units” and, with respect to the ordinary shares included in the Units being offered, the “Public Shares”) at $10.00 per Unit (which included the full exercise of the underwriters’ over-allotment option), which is discussed in Note 3 and the sale of 1,060,000 shares (the “Private Placement Shares”) at a price of $10.00 per Private Placement Share in a private placement to the Sponsor, and Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), and Cantor Fitzgerald & CO. (“Cantor”).

Transaction costs amounted to $16,664,843 consisting of $3,173,059 of underwriting commissions, $12,100,000 of deferred underwriting commissions and $1,391,784 of other cash offering costs.

The initial Business Combination must occur with one or more operating businesses or assets with an aggregate fair market value equal to at least 80% of the assets held in the Trust Account (as defined below) (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the signing a definitive agreement in connection with the initial Business Combination. However, the Company will only complete such Business Combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, (the “Investment Company Act”). There is no assurance that the Company will be able to complete a Business Combination successfully.

Upon the closing of the IPO, management has agreed that an amount equal to at least $10.20 per Unit sold in the IPO, including a portion of the proceeds of the Private Placement Shares, will be held in a Trust Account (“Trust Account”) and will be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act that invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, if any (less up to $100,000 interest to pay dissolution expenses), the proceeds from the IPO and the sale of the Private Placement Shares deposited into the Trust Account will not be released from the Trust Account until the earliest of (i) the completion of the initial Business Combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the public shares if the Company does not complete its initial Business Combination within 21 months from the closing of the IPO or (B) with respect to any other provision relating to shareholders’ rights or pre-Business Combination activity and (iii) the redemption of all of the public shares if the Company is unable to complete its initial Business Combination within 21 months from the closing of the IPO, subject to applicable law.

The Company will provide its public shareholders with the opportunity to redeem all or a portion of their public shares (the “Public Shares”) upon the completion of the initial Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed Business Combination or conduct a tender offer will be made by the Company, solely in the Company’s discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require the Company to seek shareholder approval under the applicable law or stock exchange listing requirement.

The shareholders will be entitled to redeem their shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, subject to the limitations described herein. The amount in the Trust Account is initially anticipated to be $10.20 per public share. The per-share amount the Company will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to Cantor.

The ordinary shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” All of the Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated memorandum and articles of association. In accordance with SEC and its guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of a company require ordinary shares subject to redemption to be classified outside of permanent equity. Given that the Public Shares will be issued with other freestanding instruments (i.e., public warrants), the initial carrying value of Class A ordinary shares classified as temporary equity will be the allocated proceeds determined in accordance with ASC 470-20. The Class A ordinary shares are subject to ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement will be treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital). While redemptions cannot cause the Company’s net tangible assets to fall below $5,000,001, the Public Shares are redeemable and will be classified as such on the balance sheets until such date that a redemption event takes place. In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

The Company has up to 21 months from the closing of the IPO to complete the Business Combination (the “Combination Period”). If the Company is unable to consummate the Business Combination within the Combination Period, the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses) divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the warrants, which will expire worthless if the Company fails to complete its initial Business Combination within the Combination Period.

On January 19, 2023, the Company held the Extraordinary General Meeting (“EGM”) for the purposes of considering and voting upon the Charter and the Trust Agreement Amendments. At the EGM, the shareholders of the Company approved an amendment (the “Charter Amendment”) to the Company’s Amended and Restated Memorandum and Articles of Association to extend the date by which the Company must consummate an initial business combination up to six (6) times for an additional one (1) month each time from January 29, 2023 to July 29, 2023 (which is 21 months from the closing of the Company’s initial public offering) (the “Extension”).

In connection with the EGM, shareholders holding 19,949,665 public shares exercised their right to redeem their shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $206.5 million (approximately $10.35 per public share redeemed) was removed from the Trust Account to pay such holders and approximately $33.1 million remains in the Trust Account as of March 31, 2023. Following redemptions, the Company has 3,050,335 public shares outstanding.

In connection with the Trust Agreement Amendment, the Sponsor has agreed to make available to the Company an aggregate amount of up to $990,000 to be used only for expenses accrued in connection with the extension of the date by which the Company must consummate an initial business combination, pursuant to a promissory note in favor of the Sponsor (the “Extension Note”). The Extension Note is non-convertible and bears no interest, and the principal balance is payable by the Company on the Maturity Date, as defined in the Extension Note.

The Sponsor, officers, and directors have agreed (i) to waive their redemption rights with respect to their Founder Shares held by them, and any Public Shares they may acquire during or after the IPO in connection with the completion of the initial Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if the Company fails to complete its initial Business Combination within the Combination Period (although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Company fails to complete its initial Business Combination within the prescribed time frame), and (iii) vote their Founder Shares and Public Shares in favor of the Company’s initial Business Combination.

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent auditors) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. Because we are a blank check company, rather than an operating company, and the Company’s operations will be limited to searching for prospective target businesses to acquire, the only third parties the Company currently expects to engage would be vendors such as lawyers, investment bankers, computer or information and technical services providers or prospective target businesses.

Liquidity and Capital Resources

As of March 31, 2023, the Company had cash outside the Trust Account of $50,274 available for working capital needs. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its tax obligations, all remaining cash held in the Trust Account is generally unavailable for the Company’s use, prior to an initial Business Combination, and is restricted for use either in a Business Combination or to redeem ordinary shares. As of March 31, 2023, none of the amount in the Trust Account was available to be withdrawn as described above.

Through March 31, 2023, the Company’s liquidity needs were satisfied through receipt of $25,000 from the sale of the Founder Shares and the remaining net proceeds from the IPO and the sale of Private Placement Shares.

On September 7, 2022, the Company issued an unsecured convertible promissory note in the amount of up to $500,000 to Ananda Small Business Trust, an affiliated of the Sponsor (“Ananda Trust”).

On January 3, 2023, the Company issued an unsecured promissory note (the “January 2023 Note”), in the amount of up to $500,000 to Ananda Trust.

On January 19, 2023, the Company issued the Extension Note of up to an aggregate amount of up to $990,000 to be used only for expenses accrued in connection with the extension of the date by which the Company must consummate an initial business combination.

In total, $1,495,000 has been drawn down under the notes listed above and is outstanding as of March 31, 2023.

Going Concern

The Company anticipates that the $50,274 of cash held outside of the Trust Account as of March 31, 2023, might not be sufficient to allow the Company to operate for at least the next 12 months from the issuance of the financial statements, assuming that a Business Combination is not consummated during that time. Until consummation of our Business Combination, the Company will be using the funds not held in the Trust Account, and any additional Working Capital Loans (as defined in Note 5) from the initial shareholders, the Company’s officers and directors, or their respective affiliates (which is described in Note 5), for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the Business Combination.

The Company can raise additional capital through Working Capital Loans from the initial shareholders, the Company’s officers, directors, or their respective affiliates (which is described in Note 5), or through loans from third parties. None of the sponsor, officers or directors are under any obligation to advance funds to, or to invest in, the Company. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of its business plan, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to us on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until July 29, 2023 to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after July 29, 2023.

Risks and Uncertainties

In February 2022, Russia commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against Russia. The invasion of Ukraine may result in market volatility that could adversely affect our stock price and our search for a target company. Other recent events contributing to a climate of geopolitical uncertainty include rising tensions between China and Taiwan. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these unaudited condensed financial statements and the specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these unaudited condensed financial statements.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a business combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a business combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the business combination, extension or otherwise, (ii) the structure of a business combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a business combination (or otherwise issued not in connection with a business combination but issued within the same taxable year of a business combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a business combination and in the Company’s ability to complete a business combination.

The IR Act has indicated that in most cases, interim U.S. federal and state income taxes would not apply to a SPAC incorporated in the Cayman Islands, including us, because the Cayman Islands does not impose income taxes.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Change in Fiscal Year

On May 30, 2023, the Company’s Board of Directors approved a change in the Company’s fiscal year end from December 31 to March 31. The Company’s next fiscal year will run from April 1, 2023 through March 31, 2024. Year-over-year quarterly financial data continues to be comparative to prior periods as the months that comprise each fiscal quarter in the new fiscal year are the same as those in the Company’s historical financial statements.

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information and in accordance with Article 10 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The transition period results for the three months ended March 31, 2023 are not necessarily indicative of the results to be expected for the fiscal year ended March 31, 2023 or for any future interim periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non- emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s unaudited condensed financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of these unaudited condensed financial statements is in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates. One of the more significant accounting estimates included in these unaudited condensed financial statements is the determination of the fair value of the warrant liabilities.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of March 31, 2023 and December 31, 2022.

Marketable Securities Held in Trust Account

Following the closing of the IPO on October 29, 2021, an amount of $234,600,000 from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Shares were placed in the Trust Account and invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act that invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, if any (less up to $100,000 interest to pay dissolution expenses), the proceeds from the IPO and the sale of the Private Placement Shares will not be released from the Trust Account until the earliest of (i) the completion of the initial Business Combination, the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the public shares if the Company does not complete its initial Business Combination within 21 months from the closing of the IPO or (B) with respect to any other provision relating to shareholders’ rights or pre-Business Combination activity and (iii) the redemption of all of the public shares if the Company is unable to complete its initial Business Combination within 21 months from the closing of the IPO, subject to applicable law. In connection with the EGM, shareholders holding 19,949,665 public shares exercised their right to redeem their shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $206.5 million (approximately $10.35 per public share redeemed) was removed from the Trust Account to pay such holders and approximately $33.1 million remains in the Trust Account as of March 31, 2023. Following redemptions, the Company has 3,050,335 public shares outstanding.

The Company classifies its U.S. Treasury securities as Trading Securities in accordance with FASB ASC Topic 320 “Investments - Debt and Equity Securities.” Changes in the value of Trading Securities are recognized in income in the period they occur.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts held at a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on these accounts.

Offering Costs Associated with Initial Public Offering

Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the IPO. Offering costs amounting to $16,664,843 were initially charged to temporary equity upon the completion of the IPO. The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A - “Expenses of Offering”. Offering costs consist principally of professional and registration fees that are related to the IPO. Accordingly, offering costs have been allocated to the separable financial instruments issued in the IPO based on a relative fair value basis compared to total proceeds received. Offering costs associated with the Class A ordinary shares issued were initially charged to temporary equity and then accreted to ordinary shares subject to redemption upon the completion of the IPO.

Warrants

The Company accounts for its warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

The Company accounts for the warrants as equity-classified. As such, the warrants were recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all of the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter.

Class B Founder Shares

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination on a one-for-one basis, subject to adjustment for share subdivisions, share consolidations, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided in the Company’s amended and restated memorandum and articles of association. The Founder Shares conversion feature is considered an equity instrument that does not require bifurcation from the host contract.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its shares of Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholder’s (deficit) equity. The Company’s Class A ordinary shares sold in the IPO feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of March 31, 2023 and December 31, 2022, 3,050,335 Class A ordinary shares and 23,000,000 Class A ordinary shares subject to possible redemption, respectively, are presented at redemption value as temporary equity, outside of the shareholder’s deficit section of the Company’s balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Such changes are reflected in additional paid-in capital, or in the absence of additional capital, in accumulated deficit.

As of March 31, 2023 and December 31, 2022, the Class A ordinary share reflected in the balance sheets are reconciled in the following table:

Gross Proceeds from IPO	$230,000,000
Proceeds allocated to Public Warrants	(7,475,000)
Issuance costs related to Class A ordinary shares	(16,099,160)
Accretion of carrying value to redemption value	28,178,166
Ending Balance, December 31, 2021	$234,604,006
Accretion of carrying value to redemption value	3,383,887
Ending Balance, December 31, 2022	$237,987,893
Redemptions	(206,479,033)
Accretion of carrying value to redemption value	1,549,190
Ending Balance, March 31, 2023	$33,058,050

Income Taxes

The Company accounts for income taxes under FASB ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of March 31, 2023 and December 31, 2022. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. For the three months ended March 31, 2023 and 2022, no amounts were accrued for the payment of interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements.

Share-Based Payment Compensation Arrangements

The Company accounts for share-based payments in accordance with FASB ASC Topic 718, “Compensation - Stock Compensation,” (“ASC 718”) which requires that all equity awards be accounted for at their “fair value.” The Company measures and recognizes compensation expense for all share-based payments on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the Statement of Operations upon vesting, once the applicable performance conditions are met, with an offsetting increase to additional paid-in capital. Forfeitures are recognized as they occur.

Net Income (Loss) Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. The Company has two classes of shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares. Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period. Remeasurement associated with the redeemable Class A ordinary shares is excluded from income (loss) per ordinary share as the redemption value approximates fair value.

The calculation of diluted income (loss) per share does not consider the effect of the warrants issued in connection with the (i) IPO, and (ii) the private placement since the exercise of the warrants exceeded the fair value per ordinary share. For the three months ended March 31, 2023, and 2022, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted net income (loss) per ordinary share is the same as basic net income (loss) per ordinary share for the periods presented.

The following table reflects the calculation of basic and diluted net loss per ordinary share (in dollars, except per share amounts):

	For the three months ended
	March 31, 2023
		Non-
	Redeemable	redeemable
	Class A	Class A and B
	ordinary	ordinary
	shares	shares
Basic and diluted net loss per ordinary share
Numerator:
Allocation of net loss, as adjusted	$(27,343)	$(31,508)
Denominator:
Basic and diluted weighted average shares outstanding	7,905,891	9,110,000
Basic and diluted net loss per ordinary share	$(0.00)	$(0.00)

	For the three months ended
	March 31, 2022
		Non-
	Redeemable	redeemable
	Class A	Class A and B
	ordinary	ordinary
	shares	shares
Basic and diluted net loss per ordinary share
Numerator:
Allocation of net loss, as adjusted	$(1,979,816)	$(784,179)
Denominator:
Basic and diluted weighted average shares outstanding	23,000,000	9,110,000
Basic and diluted net loss per ordinary share	$(0.09)	$(0.09)

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statement.

NOTE 3. PUBLIC OFFERING

On October 29, 2021, the Company consummated its IPO of 23,000,000 Units, which included the full exercise of the underwriters’ over-allotment option, at a price of $10.00 per Unit, generating gross proceeds of $230,000,000. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant (each, a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share.

NOTE 4. PRIVATE PLACEMENT

The Sponsor, Cantor and CCM purchased an aggregate of 1,060,000 Class A ordinary shares (which included the full exercise of the underwriters’ over-allotment option), or Private Placement Shares, at a price of $10.00 per share ($10,600,000 in the aggregate) in a private placement that closed simultaneously with the closing of the IPO. Of those 1,060,000 Private Placement Shares, the Sponsor purchased 960,000 shares, CCM purchased 30,000 shares and Cantor purchased 70,000 shares.

The Private Placement Shares are transferable, assignable or saleable until 30 days after the completion of the Initial Business Combination. Additionally, the Private Placement Shares will be non-redeemable so long as they are held by the Sponsor, CCM, Cantor or their permitted transferees. If the Private Placement Shares are held by holders other than the Sponsor, CCM, Cantor or their permitted transferees, the Private Placement Shares will be redeemable by the Company in all redemption scenarios.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On April 19, 2021, the Sponsor paid $25,000 to cover certain offering costs in consideration for 7,187,500 Class B ordinary shares, par value $0.0001. In September 2021, the Company effected a 1.12 share dividend for each Class B ordinary share outstanding, resulting in 8,050,000 Founder Shares being held by the Sponsor, up to 1,050,000 shares of which were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was exercised. The underwriter fully exercised their over-allotment option on October 29, 2021 which meant no Founder Shares were forfeited. All shares and related amounts have been retroactively restated to reflect the split.

The Sponsor officers and directors have agreed not to transfer, assign or sell any of their Founder Shares and any Class A ordinary shares issuable upon conversion thereof until the earlier of: (A) one year after the completion of the initial Business Combination or (B) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction after the initial Business Combination that results in all of the public shareholders having the right to exchange their ordinary shares for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of our sponsor, officers and directors with respect to any Founder Shares (the “Lock-up”).

Due to Related Parties

The balances of $121,935 and $131,935 as of March 31, 2023 and December 31, 2022, respectively, represent administrative support fees paid by related party on behalf of the Company.

Promissory Note — Related Party

On April 17, 2021, the Sponsor agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the IPO. These loans are non-interest bearing, unsecured and are due at the earlier of December 31, 2021, or the closing of the IPO. The loan will be repaid upon the closing of the IPO out of the offering proceeds not held in the Trust Account. As of October 29, 2021, the Company had $122,292 in borrowings under the promissory note which are now due on demand. The balance was repaid on November 5, 2021.

On September 7, 2022, the Company issued an unsecured promissory note (the “September 2022 Note”), in the amount of up to $500,000 to Ananda Trust, an affiliate of the Sponsor. The September 2022 Note bears no interest and the principal balance is payable on the date of the consummation of the Company’s initial Business Combination (the “Maturity Date”). On or before the Maturity Date, the Sponsor has the option to convert all or any portion of the principal outstanding under the September 2022 Note into Class A ordinary shares of the Company (“Working Capital Shares”) at a conversion price of $10.00 per share. The terms of the Working Capital Shares, if any, would be identical to the terms of the Private Placement Shares issued by the Company at the time of its IPO. The September 2022 Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the September 2022 Note and all other sums payable with regard to the September 2022 Note becoming immediately due and payable. The conversion feature included in the September 2022 Note does not meet definition of the derivative instrument. The full amount of the September 2022 Note, or $500,000 was drawn and outstanding as of March 31, 2023 and December 31, 2022, respectively.

On January 3, 2023, the Company issued an unsecured promissory note (the “January 2023 Note”), in the amount of up to $500,000 to Ananda Trust, an affiliate of the Sponsor. The proceeds of the January 2023 Note may be drawn down from time to time prior to the Maturity Date (as defined below) upon request by the Company. The January 2023 Note bears no interest, and the principal balance is payable on the date of the consummation of the Company’s initial business combination (the “Maturity Date”). The January 2023 Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the January 2023 Note and all other sums payable with regard to the January 2023 Note becoming immediately due and payable. Full amount of January 2023 Note was drawn and outstanding as of March 31, 2023.

In connection with the Trust Agreement Amendment, the Sponsor has agreed to make available to the Company an aggregate amount of up to $990,000 to be used only for expenses accrued in connection with the extension of the date by which the Company must consummate an initial business combination, pursuant to a promissory note in favor of the Sponsor (the “Extension Note”). The

Extension Note is non-convertible and bears no interest, and the principal balance is payable by the Company on the Maturity Date, as defined in the Extension Note. As of March 31, 2023, there was $495,000 outstanding under the Extension Note.

Working Capital Loans

In order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes its initial Business Combination, the Company would repay the Working Capital Loans. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of the Working Capital Loans may be convertible into warrants at a price of $1.50 per warrant, at the option of the lender. Such warrants would be identical to the Private Placement Shares. The terms of the Working Capital Loans by the Company’s officers and directors, if any, have not been determined and no written agreements exist with respect to the Working Capital Loans. The Company does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as the Company does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Company’s Trust Account. As of March 31, 2023 and December 31, 2022, the Company had no borrowings under the Working Capital Loans.

Office Space, Secretarial and Administrative Services

The Company will reimburse the Sponsor for office space, secretarial and administrative services provided to members of the Company’s management team, in the amount of $10,000 per month. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying this obligation. For the three months ended March 31, 2023 and 2022, the Company had incurred expense of $30,000 and $30,000, respectively, pursuant to this agreement, which is included in “Due to related party”. Balance due to related party was $121,935 and $131,935 as of March 31, 2023, and December 31, 2022, respectively.

Grant of Special Committee Shares to members of special committee of the board

On August 18, 2022, the Sponsor granted in aggregate 15,000 Class B ordinary shares previously issued and outstanding to three of the Company’s directors and advisors (the “Special Committee Shares”) in recognition of and compensation for services to the Company as members of newly formed Special Committee of the Board of Directors. Effective March 31, 2023, one of the members of the Special Committee resigned from her position as a director of the Company, including her membership on the Audit Committee and the Special Committee. She agreed to forfeit 5,000 Class B ordinary shares previously allocated to her for her services on the Special Committee. The grant of the Special Committee Shares to the Company’s directors is within the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The fair value of the 15,000 shares granted to the Company’s directors was $74,550 or $4.97 per share. $74,503 of the excess of fair value of Special Committee Shares over the initial value of the Class B ordinary shares is recorded as compensation expense in the statement of the operations for the current period.

NOTE 6. COMMITMENTS & CONTINGENCIES

Registration and Shareholders Rights

The holders of the Founder Shares, Private Placement Shares, Special Committee Shares, and Public Warrants (and the Class A ordinary shares issuable upon their exercise) that may be issued on conversion of Working Capital Loans will be entitled to registration rights pursuant to a registration rights agreement signed prior to or on the effective date of the IPO requiring the Company to register the offer and sale of such securities for resale (in the case of the Founder Shares, only after conversion to our Class A ordinary shares). The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers the offer and sale of such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of its initial Business Combination and rights to require the Company to register the resale of such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

From time to time the Company has entered into and may enter into agreements with various services providers and advisors, including investment banks, to help us identify targets, negotiate terms of potential Business Combinations, consummate a Business

Combination and/or provide other services. In connection with these agreements, the Company may be required to pay such service providers and advisors fees in connection with their services to the extent that certain conditions, including the closing of a potential Business Combination, are met. If a Business Combination does not occur, the Company would not expect to be required to pay these contingent fees. There can be no assurance that the Company will complete a Business Combination.

Warrant Amendments

The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision but requires the approval by the holders of at least a majority of the then issued and outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, the Company may amend the terms of the public warrants in a manner adverse to a holder if holders of at least a majority of the then issued and outstanding public warrants approve of such amendment. Although the Company’s ability to amend the terms of the public warrants with the consent of at least a majority of the then issued and outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of ordinary shares purchasable upon exercise of a warrant.

Underwriting Agreement

The underwriters were entitled to a cash underwriting discount of two percent (2)% of the gross proceeds of the IPO, or $4,000,000, which was paid at the time of the IPO out of the gross proceeds.

In addition, the underwriters will be entitled to five percent (5)% per unit and seven percent (7)% per over-allotment unit, or $12,100,000 for deferred underwriting commissions. The deferred commissions will be payable only upon completion of the Business Combination.

Financial Advisory Agreements

The Company engaged CCM, an affiliate of a passive member of the Company’s Sponsor, to provide consulting and advisory services in connection with the IPO, for which it will receive an advisory fee equal to 0.6% of the aggregate proceeds of the IPO net of underwriter’s expenses. Affiliates of CCM have and manage investment vehicles with a passive investment in the Sponsor. CCM has agreed to defer the portion of its fee resulting from exercise of the underwriters’ over-allotment option until the consummation of the Company’s Business Combination. The Company will also engage CCM as an advisor in connection with the Company’s Business Combination for which it will earn an advisory fee of 1.05% of the proceeds of the IPO payable at closing of the Company’s Business Combination. CCM is engaged to represent the Company’s interests only. CCM is not participating in the IPO as defined in FINRA Rule 5110(j)(16); it is acting as an independent financial adviser as defined in FINRA Rule 5110(j)(9). As such, CCM is not acting as an underwriter in connection with the IPO, it will not identify or solicit potential investors in the IPO or otherwise be involved in the distribution of the IPO.

On November 11, 2022, the Company entered into an agreement with Jett Capital to to act as Financial Advisor (i) in connection with its potential business combination (as described in the section “Merger Agreement” below) and (ii) in connection with a possible private placement related to business combination. As compensation for Jett Capital’s services the Company will pay Jett Capital a cash fee equal to $500,000, upon the closing of the Business Combination. Jett Capital started providing their services in February 2023.

Merger Agreement

On October 13, 2022, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Zoomcar, Inc., a Delaware corporation (“Zoomcar”), Innovative International Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Innovative (“Merger Sub”), and Greg Moran, in the capacity as the representative of the Zoomcar stockholders (in such capacity, the “Seller Representative”) from and after the closing (the “Closing”) of the transactions contemplated by the Merger Agreement (collectively, the “Merger Transactions”).

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) prior to the Closing, the Company will continue out of the Cayman Islands and re-domesticate into a Delaware corporation (the “Domestication”) and (ii) at the Closing of the Merger Transaction, and following the Domestication, Merger Sub will merge with and into Zoomcar (the “Merger”), with Zoomcar continuing as the surviving entity and wholly-owned subsidiary of the Company, and with each Zoomcar stockholder receiving shares of post-Domestication Company common stock at the Closing (as further described below). Concurrent with the signing of the Merger Agreement, Ananda Small Business Trust, a Nevada Trust (“Ananda Trust”), an affiliate of the Sponsor, invested an aggregate of $10,000,000 in Zoomcar (the “Ananda Trust Investment”), in exchange for a convertible promissory note issued by Zoomcar to Ananda Trust, Zoomcar’s repayment obligation under which will be offset against the obligations of Ananda Trust under the subscription agreement entered into by Ananda Trust and the Company concurrent with the Ananda Trust Investment. Management of the Company reviewed this subscription agreement under the ASC 815 “Derivatives and Hedging” and determined that there are no factors that would preclude its equity treatment and it will be recorded at the closing of the Merger Agreement and upon delivery of the Company’s shares.

As consideration for the Merger, Zoomcar security holders collectively shall be entitled to receive from the Company, in the aggregate, a number of the Company securities with an aggregate value equal to (w) $350,000,000 plus (x) the sum of the aggregate exercise prices of all vested Zoomcar options and all Zoomcar warrants outstanding as of the effective time of the Merger, plus (y) the aggregate amount of a Zoomcar private debt or equity financing of up to $40,000,000, if and to the extent consummated prior to Closing in accordance with the terms of the Merger Agreement (but without giving effect to a discount, if any, of the private financing conversion ratio relative to the per share offset ratio for the Ananda Trust Investment) minus (z) the amount of Zoomcar’s net debt at Closing (the “Merger Consideration”), with each Zoomcar stockholder receiving for each share of Zoomcar common stock held (after giving effect to the exchange of the Zoomcar preferred stock to Zoomcar common stock), a number of shares of post-Domestication Company common stock equal to (i) the quotient of the Merger Consideration divided by the number of then-outstanding shares of Zoomcar on a fully diluted as converted to common stock basis (including Zoomcar India Shares, as defined below), divided by (ii) $10.00 (the “Conversion Ratio”) (the total portion of the Merger Consideration amount payable to all Zoomcar stockholders (the “Zoomcar Stockholders”) in respect of shares of Zoomcar common stock, but excluding Merger Consideration payable in respect of Zoomcar options and warrants, the “Stockholder Merger Consideration”). At Merger Closing, each outstanding Zoomcar option shall, without any further action on the part of the holder thereof, be assumed by Innovative and automatically converted into the right to receive an option to acquire shares of the Company. Each outstanding and unexercised Zoomcar warrant shall automatically, without any action on the part of the holder thereof, be assumed by the Company and converted into a warrant to purchase that number of shares of post-Domestication Company common stock equal to the product of (x) the number of shares of Zoomcar stock subject to such Zoomcar warrant multiplied by (y) the Conversion Ratio. For purposes of determining consideration issuable to Zoomcar security holders under the Merger Agreement, holders of equity interests (“Zoomcar India Shares”) in Zoomcar India Private Limited, a majority-owned subsidiary of Zoomcar, shall be treated as Zoomcar Stockholders, subject in each case, to applicable withholding and other requirements; provided, that, at the Closing, shares of Stockholder Merger Consideration otherwise distributable to holders of Zoomcar India Shares shall be deposited into an escrow account for distribution to holders of Zoomcar India Shares upon completion of applicable legal and contractual requirements, in each case as set forth in the Merger Agreement.

NOTE 7. SHAREHOLDERS’ DEFICIT

Preference shares — The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 and with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of March 31, 2023 and December 31, 2022, there were no preference shares issued or outstanding.

Class A ordinary shares — The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of March 31, 2023 and December 31, 2022, there were 1,060,000 Class A ordinary shares issued or outstanding (excluding 3,050,335 and 23,000,000 shares subject to possible redemption).

Class B ordinary shares — The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders are entitled to one vote for each share of Class B ordinary shares. As of March 31, 2023 and December 31, 2022, there were 8,050,000 Class B ordinary shares issued and outstanding. Of the 8,050,000 Class B ordinary shares, up to 1,050,000 shares were subject to forfeiture to the Company for no consideration to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the initial shareholders would collectively own 20% of the Company’s issued and outstanding ordinary shares after the IPO. The underwriters exercised their full over-allotment on October 29, 2021, resulting in none of the Founder Shares being subject to forfeiture.

Class A ordinary shareholders and Class B ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders and vote together as a single class, except as required by law; provided, however, that holders of the Class B ordinary shares will have the right to appoint all of the Company’s directors prior to the initial Business Combination and holders of the Class A ordinary shares will not be entitled to vote on the appointment of directors during such time. These provisions of the Company’s amended and restated memorandum and articles of association may only be amended by a special resolution passed by at least 90% of the Founder Shares voting in a general meeting. Unless specified in the Companies Act, the Company’s amended and restated memorandum and articles of association or applicable stock exchange rules, the affirmative vote of a majority of the Company’s ordinary shares that are voted is required to approve any such matter voted on by its shareholders (other than the appointment of directors), and the affirmative vote of a majority of the Company’s Founder Shares is required to approve the appointment of directors.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination on a one-for-one basis, subject to adjustment for share subdivisions, share consolidations, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein and in the Company’s amended and restated memorandum and articles of association. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the IPO and related to the closing of the initial Business Combination, the ratio at which Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of all ordinary shares issued and outstanding upon completion of the IPO plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination, and any Private Placement Shares issued to the Sponsor or its affiliates upon conversion of loans made to the Company). Any conversion of the Class B ordinary shares described herein will take effect as a compulsory redemption of Class B ordinary shares and an issuance of Class A ordinary shares as a matter of Cayman Islands law. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.

Public Warrants — Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as discussed herein. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described adjacent to “Redemption of warrants” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The warrants became exercisable 30 days after the completion of the Company’s initial Business Combination and will expire five years after the completion of the Company’s initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its commercially reasonable efforts to file, and within 60 business days following the initial Business Combination to have declared effective, a registration statement covering the offer and sale of such shares and maintain a current prospectus relating to the Class A ordinary shares issuable upon exercise of the warrants, until the expiration of the warrants in accordance with the provisions of the warrant agreement. The Company cannot assure you that it will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order. If the offer and sale of the shares issuable upon exercise of the warrants is not registered under the Securities Act, the Company will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. Notwithstanding the foregoing, if a registration statement covering the offer and sale of the Class A ordinary shares issuable upon exercise of the warrants is not effective within a specified period following the consummation of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. Notwithstanding the above, if the Class A ordinary shares are, at the time of any exercise of a warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”); and
●	if, and only if, the last reported sale price (the “closing price”) of our Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holder.

NOTE 8. FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC Topic 820 Fair Value Measurement, (“ASC 820”) for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at March 31, 2023 and December 31, 2022, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

		March 31,
Description	Level	2023
Assets:
Marketable securities held in Trust Account	1	$33,058,050

		December 31,
Description	Level	2022
Assets:
Marketable securities held in Trust Account	1	$237,987,893

The investment in Trust account is measured at Level 1 because the amount is invested in US Treasury securities.

NOTE 9.  SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial statements, other than as described below:

On April 27, 2023 and May 26, 2023 in connection with the Extension, we deposited $165,000 respectively, into the Trust Account, which amount will be included in the pro rata amount distributed to (i) all of the holders of the Company’s Class A ordinary shares sold in the Company’s initial public offering (“Public Shares”) upon the Company’s liquidation or (ii) holders of Public Shares who elect to have their shares redeemed in connection with the consummation of the Company’s initial business combination.

On May 10, 2023, the Company issued an unsecured promissory note (the “May 2023 Note”), in the amount of up to $500,000 to the Sponsor. The May 2023 Note bears no interest, and the principal balance is payable on the date of the consummation of the Company’s initial business combination. The May 2023 Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the May 2023 Note and all other sums payable with regard to the May 2023 Note becoming immediately due and payable. $400,000 was drawn and outstanding under this note through the date of the filing of these financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Zoomcar, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Zoomcar, Inc. and subsidiaries (the “Company”) as of March 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, redeemable noncontrolling interests, mezzanine equity and stockholders' equity, and cash flows for each of the two years in the period ended March 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(b) to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in the aforesaid note 1(b) and note 34. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON BHARAT LLP

Gurugram, India

June 23, 2023

We have served as the Company’s auditor since 2021.

ZOOMCAR, INC.

CONSOLIDATED BALANCE SHEET

(in USD, except number of shares)
As at	March 31, 2023	March 31, 2022
Assets
Current assets :
Cash and cash equivalents (Refer Note 30 – VIE)	$3,686,741	$26,783,791
Accounts receivable, net of allowance for doubtful accounts (Refer Note 30 - VIE)	255,175	204,198
Receivable from government authorities	3,962,822	2,300,160
Short term investments with related parties	166,540	—
Other current assets (Refer Note 30 - VIE)	2,060,037	1,969,471
Other current assets with related parties	19,682	—
Assets held for sale	923,176	4,298,419
Total current assets	11,074,173	35,556,039
Property and equipment, net of accumulated depreciation $6,189,452 and $8,678,263 respectively (Refer Note 30 - VIE)	2,728,523	2,993,628
Operating lease right-of-use assets	1,694,201	436,068
Intangible assets, net (Refer Note 30 - VIE)	33,412	75,819
Long term investments (Refer Note 30 - VIE)	158,455	123,406
Long term investments with related parties	95,577	276,400
Receivable from government authorities (Refer Note 30 - VIE)	248,321	2,348,940
Other non-current assets	425,669	363,275
Total assets	$16,458,331	$42,173,575
Liabilities, redeemable noncontrolling interests, mezzanine equity and equity
Current liabilities :
Accounts payable (Refer Note 30 - VIE)	$6,547,978	$6,318,686
Current portion of long-term debt	1,415,861	3,902,183
Current portion of long-term debt from related parties	1,054,887	842,707
Current portion of operating lease liabilities	466,669	137,307
Current portion of finance lease liabilities	1,257,423	1,093,695
Contract Liabilities (Refer Note 30 - VIE)	786,572	346,750
Pension and other employee obligations	146,006	176,891
Other current liabilities (Refer Note 30 - VIE)	2,933,032	3,163,018
Other current liabilities towards related parties	—	3,314,139
Total current liabilities	14,608,428	19,295,376
Long-term debt, less current portion	3,039,200	5,726,052
Long-term debt from related parties, less current portion	—	1,777,612
Operating lease liabilities, less current portion	1,284,755	302,564
Finance lease liabilities, less current portion	5,098,262	7,632,912
Pension and other employee obligations (Refer Note 30 - VIE)	438,808	407,513
Preferred stock warrant liability	1,190,691	1,610,938
Convertible promissory note	10,944,727	—
Senior Subordinated Convertible Promissory Notes	17,422,132	—
Derivative financial instrument	14,373,856	—
Total liabilities	68,400,859	36,752,967
Commitments and contingencies (Note 33)
Mezzanine equity:
Preferred stock, $0.0001 par value (refer note 21 (a))	168,974,437	168,974,437
Stockholders’ equity:
Common stock, $0.0001 par value, 220,000,000 shares authorized at March 31, 2023 and March 31, 2022, and 16,987,064 shares and 16,991,740 shares issued and outstanding at March 31, 2023 and March 31, 2022 respectively	1,699	1,699
Additional paid-in capital	22,140,866	18,530,769
Accumulated deficit	(270,002,280)	(207,970,204)
Accumulated other comprehensive income	1,827,999	769,156
Total stockholders’ equity	(246,031,716)	(188,668,580)
Redeemable non controlling interest	25,114,751	25,114,751
Total equity	(220,916,965)	(163,553,829)
Total liabilities, mezzanine equity and equity	$16,458,331	$42,173,575

The accompanying notes are an integral part of these Consolidated Balance Sheet.

ZOOMCAR, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(In USD, except number of shares) Year ended	March 31, 2023	March 31, 2022
Revenue :
Income from rentals	$165,834	$12,057,401
Revenues from services	8,586,785	589,331
Other revenues	73,587	150,309
Total revenue	8,826,206	12,797,041
Cost and Expenses
Cost of revenue	20,675,611	25,282,282
Technology and development	5,176,391	4,233,860
Sales and marketing	6,734,205	9,326,356
General and administrative	12,695,839	10,533,993
Total costs and expenses	45,282,046	49,376,491
Loss from operations before income tax	(36,455,840)	(36,579,450)
Finance costs	27,570,752	3,351,077
Finance costs to related parties	64,844	110,714
Gain on troubled debt restructuring	—	(7,374,206)
Other income, net	(2,043,556)	(1,605,023)
Other income from related parties	(15,804)	(16,860)
Loss before income taxes	(62,032,076)	(31,045,152)
Provision for income taxes	—	—
Net loss attributable to common stock holders	$(62,032,076)	$(31,045,152)
Net loss per share
Basic and diluted	$(3.65)	$(1.84)
Weighted average shares used in computing loss per share:
Basic and diluted	16,987,064	16,840,926

The accompanying notes are an integral part of these Consolidated Statement of Operations.

ZOOMCAR, INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(In USD, except number of shares) Year ended	March 31, 2023	March 31, 2022
Net loss	$(62,032,076)	$(31,045,152)
Other comprehensive loss, net of tax:
Foreign currency translation adjustment	1,031,760	762,399
Gain for defined benefit plan	45,373	51,365
Reclassification adjustments:
Amortization of gains on defined benefit plan	(18,290)	(1,992)
Other comprehensive income (loss) attributable to common stock holders	1,058,843	811,772
Comprehensive loss	$(60,973,233)	$(30,233,380)

The accompanying notes are an integral part of these Consolidated Statement of Comprehensive Loss

ZOOMCAR, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE NON-CONTROLLING INTERESTS, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY

	Redeemable			Stockholders’ equity
	Non-controlling	Mezzanine equity				Additional		Accumulated other
	Interest	Preferred stock				paid-in	Accumulated	comprehensive	Total equity
(In USD, except number of shares)	Amounts	Shares	Amounts	Shares	Amounts	capital	Deficit	income/(loss)	(deficit)
Balance as at April 01, 2021	$25,114,751	79,283,168	$126,039,577	16,752,292	$1,675	$9,730,795	$(176,925,052)	$(42,616)	$(167,235,198)
Stock based compensation				—	—	3,879,618	—	—	3,879,618
Stock issued against stock-based compensation plans	—			219,740	22	108,566	—	—	108,588
Series E preference stock issued during the period	—	15,005,368	27,657,450	—	—				—
Series E1 preference stock issued during the period	—	5,020,879	15,277,410	—	—	—	—	—	—
Issuance of common stock warrants						4,811,792	—	—	4,811,792
Exercise of warrants during the year	—	—	—	19,708	2	(2)	—	—	—
Gain for defined benefit plan, (net of taxes amounts to $ Nil)	—	—	—	—	—	—	—	49,373	49,373
Net loss	—	—	—	—	—	—	(31,045,152)	—	(31,045,152)
Foreign currency translation adjustment, (net of taxes amounts to $ Nil)	—	—	—	—	—	—	—	762,399	762,399
Balance as at March 31, 2022	25,114,751	99,309,415	168,974,437	16,991,740	1,699	18,530,769	(207,970,204)	769,156	(188,668,580)
Stock based compensation	—	—	—	—	—	3,610,097	—	—	3,610,097
Gain on employee benefit, (net of taxes amounts to $ Nil)	—	—	—	—	—	—	—	27,083	27,083
Net loss	—	—	—	—	—	—	(62,032,076)	—	(62,032,076)
Foreign currency translation adjustment, (net of taxes amounts to $ Nil)	—	—	—	—	—	—	—	1,031,760	1,031,760
Cancellation of equity share issue	—	—	—	(4,676)	—	—	—	—	—
Balance as at March 31, 2023	25,114,751	99,309,415	168,974,437	16,987,064	1,699	22,140,866	(270,002,280)	1,827,999	(246,031,716)

The accompanying notes are an integral part of these Consolidated Statement of Redeemable Non-controlling Interests, Mezzanine Equity and Stockholders’ Equity

ZOOMCAR, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended	March 31, 2023	March 31, 2022
A. Cash flows from operating activities
Net loss	$(62,032,076)	$(31,045,153)
Adjustments to reconcile net loss to net cash used in operating activities :
Depreciation and amortization	740,422	3,189,567
Stock-based compensation	3,610,097	3,879,618
Gain on troubled debt restructuring	—	(7,632,463)
Change in fair value of preferred stock warrant	(420,245)	455,265
Change in fair value of convertible promissory note	944,727	—
Change in fair value of senior subordinated convertible promissory note	9,312,177	—
Change in fair value of derivative financial instrument	14,373,856	—
Note issue expenses	961,628	—
Gain on termination /modification of finance leases	(130,719)	(369,583)
Loss/(gain) on sale and disposal of assets, net	311,375	(661,394)
Gain on sale of assets held for sale	(1,644,650)	(137,549)
Amortization of operating lease right-of-use assets	54,930	(18,921)
Unrealized foreign currency exchange (gain)/loss, net	7,820	7,808
Operating loss before working capital changes	(33,910,658)	(32,332,805)
Changes in operating assets and liabilities :
Increase in Accounts receivables	(88,986)	(151,376)
Decrease in Receivable from government authorities	84,059	1,583,822
(Increase)/Decrease in Other current assets	(550,098)	64,649
Increase/ (decrease) in Accounts payables	707,572	(1,405,292)
(Decrease)/Increase in Other current liabilities	(3,063,954)	897,898
Increase in Pension and other employee obligations	72,689	74,852
Increase/ (decrease) in Contract liabilities	479,859	(386,796)
Net cash used in operating activities (A)	(36,269,517)	(31,655,048)
B. Cash flows from investing activities
Purchase of property, plant and equipment, including intangible assets and capital advances	(88,629)	(2,648,287)
Payment towards investments in fixed deposits	(102,140)	(23,717,576)
Proceeds from sale of property, plant and equipment	7,160	2,657,297
Proceeds from sale of asset held for sale	4,035,418	2,578,002
Proceeds from maturity of investments in fixed deposits	52,322	23,721,794
Net cash flows generated from investing activities (B)	3,904,131	2,591,230

Year ended	March 31, 2023	March 31, 2022
C. Cash flows from financing activities
Proceeds from issue of equity	—	42,268
Proceeds from issue of convertible promissory note	10,000,000	—
Proceeds from issue of senior subordinated convertible promissory note	8,109,954	—
Proceeds from issue of preference shares including share warrants	—	48,407,519
Payment of notes issuance cost	(961,628)
Repayment of debt	(5,942,961)	(18,217,162)
Principal payment of finance lease obligation	(1,618,551)	(3,399,696)
Net cash generated from financing activities (C)	9,586,814	26,832,929
Net decrease in cash and cash equivalents (A+B+C)	(22,778,572)	(2,230,889)
Effect of foreign exchange on cash and cash equivalents.	(318,478)	(47,367)
Cash and cash equivalents
Beginning of period	26,783,791	29,062,047
End of period*	$3,686,741	$(26,783,791)
*

The cash and cash equivalents includes a balance of $13,426 as on March 31, 2023 with Silicon Valley Bank. The Company is safeguarded under Federal insurance up to an amount of $250,000. Accordingly, the entire balance is recoverable and no provision has been created for the same.

Reconciliation of cash and cash equivalents to the consolidated balance sheets
Cash and cash equivalents	3,686,741	26,783,791
Total cash and cash equivalents	$3,686,741	$26,783,791
Supplemental disclosures of cash flow information
Cash (paid)/ refund for income taxes	$(100,845)	$41,946
Interest paid on debt	(690,575)	(3,992,918)
Non-cash investing and financing activities
Non cash element of finance lease liabilities	$446,939	$(581,843)

The accompanying notes are an integral part of these Consolidated Statement of Cash Flows

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.Organization

Zoomcar, Inc. was incorporated in Delaware in April 2012 and is headquartered in Bangalore, India. Zoomcar, Inc., provides mobility solutions to consumers and businesses. The accompanying Consolidated Financial Statements include the accounts and transactions of Zoomcar, Inc. and its subsidiaries (collectively, the “Company” or “Zoomcar”). The Company operates its facilitation services as well as rental business under the Zoomcar brand with its operations in India, Vietnam, Indonesia, and Egypt.

a.Risks and uncertainties

The Company’s business, operations and financial results are subject to various risks and uncertainties, including those described below, that could materially adversely affect the business, results of operations and financial condition.

b.Going concern

The Company has incurred Net loss of $62,032,076 and $31,045,152 during the year ended March 31, 2023 and 2022 respectively, and cash used in operations was $36,269,517 and $31,655,048 for the years ended on March 31, 2023 and 2022 respectively. The Company had cash and cash equivalent of $26,783,791 as of March 31, 2022, which has reduced to $3,686,741 as of March 31, 2023. The Company’s accumulated deficit amounts to $270,002,280 and $207,970,204 as of March 31, 2023 and 2022 respectively.

Pursuant to the Business Combination Agreement (BCA) for merger entered into with Innovative International Acquisition Corp. (SPAC), the Company has raised $10,000,000 and $8,109,955 through issuance of convertible promissory notes and convertible note and warrants, respectively. The Company is in discussion of raising funds by issuing structured notes at a discount to safeguard ability to meet operational goals and maintain business continuity.

As a result, based on current operational assumptions and cash flow projections, the Company believes it has adequate liquidity beyond the next twelve months.

2.Summary of Significant Accounting Policies

i.Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and an Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and variable interest entities in which the Company is the primary beneficiary, including an entity in India and in other geographical locations. All intercompany accounts and transactions have been eliminated in the consolidated financial statements herein.

ii.Principles of consolidation

The consolidated financial statements include the accounts of Zoomcar, Inc. and of its wholly owned subsidiaries and variable interest entities in which the Company is the primary beneficiary, including an entity in India and in other geographical locations (collectively, the “Company”).

The Company determines, at the inception of each arrangement, whether an entity in which it has made an investment or in which it has other variable interest is considered a VIE. The Company consolidates a VIE when it is the primary beneficiary. The primary beneficiary of a VIE is the party that meets both of the following criteria:

(i)	has the power to direct the activities that most significantly affect the economic performance of the VIE; and

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(ii)	has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE.

Periodically, the Company determines whether any changes in its interest or relationship with the entity impact the determination of whether the entity is still a VIE and, if so, whether the Company is the primary beneficiary.

As at March 31, 2023, following are the list of subsidiaries and step-down subsidiaries:

Name of Entity	Place of Incorporation	Investor Entity
Zoomcar India Private Limited	India	Zoomcar, Inc.
Zoomcar Netherlands Holding B.V	Netherlands	Zoomcar, Inc.
Fleet Holding Pte ltd	Singapore	Zoomcar, Inc.
Fleet Mobility Philippines Corporation	Philippines	Zoomcar, Inc.
Zoomcar Egypt Car Rental LLC	Egypt	Zoomcar Netherlands Holding
PT Zoomcar Indonesia Mobility Service	Indonesia	Fleet Holding Pte ltd
Zoomcar Vietnam Mobility LLC	Vietnam	Fleet Holding Pte ltd

As at March 31, 2023, the subsidiaries and step-down subsidiaries of Zoomcar Inc. have been consolidated using the Variable Interest Entity (‘VIE’) model as per ASC 810. In determining whether the VIE model was applicable to the subsidiaries the criteria prescribed under ASC 810 were examined as below:

—	The subsidiaries were incorporated as legal entities under the laws and regulations of the country in which they are incorporated.
—	The scope exemptions under ASC 810 were not applicable to the entities
—	Zoomcar Inc holds variable interest in all the subsidiaries by way of contribution towards equity and in the form of debt
—	The entities are variable interest entities for Zoomcar Inc since the legal entities do not have sufficient equity investment at risk and equity investors at risk.

For the purpose of equity interests, the interests held by employees are also considered under ASC 810 since employees are considered as de-facto agents. Thus, Zoomcar Egypt Car Rental LLC, Fleet Mobility Philippines Corporation, and Zoomcar Vietnam Mobility LLC are considered as wholly owned subsidiaries of Zoomcar Inc.

Through the direct and indirect interest that Zoomcar Inc. holds in the subsidiaries, Zoomcar Inc. has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and has the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Accordingly, Zoomcar Inc. is the primary beneficiary with respect to all the subsidiaries and consolidates the subsidiaries under the VIE model except Zoomcar India Private Limited, Zoomcar Netherlands Holding B.V, Fleet Holding Pte Ltd and PT Zoomcar Indonesia Mobility Service which are consolidated as per the voting interest model.

iii.Use of estimates and assumptions

The use of estimates and assumptions as determined by management is required in the preparation of the Consolidated Financial Statements in conformity with US GAAP. These estimates are based on management’s evaluation of historical trends and other information available when the Consolidated Financial Statements are prepared and may affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The significant estimates, judgments and assumptions that affect the consolidated financial statements include, but are not limited to; are:

a.	Estimation of defined benefit obligation
b.	Estimation of useful lives and residual values of property, plant & equipment and intangible assets
c.	Fair value measurement of financial instruments
d.	Fair value measurement of share-based payments
e.	Leases – assumption to determine the incremental borrowing rate
f.	Valuation allowance on deferred tax assets
g.	Estimation of utilisation of receivable from government authorities

iv.Currency translation

The consolidated financial statements are presented in US Dollars (“$”) which is the reporting currency of the Company.

Monetary assets and liabilities, and transactions denominated in currencies other than the functional currency are remeasured at the exchange rate on the balance sheet date and nonmonetary assets and liabilities are measured at historical exchange rates. The gains and losses resulting from remeasurement are recorded as foreign exchange gains (losses), within other income (expense), in the consolidated statement of operations.

The functional currency of the Company’s foreign subsidiaries is either the local currency or U.S. dollar depending on the nature of the subsidiaries’ activities. The Company determines the functional currency for each of its foreign subsidiaries by reviewing their operations and currencies used in their primary economic environments.

Assets and liabilities of the subsidiaries with functional currency other than U.S. Dollar are translated into U.S. Dollar at the rate of exchange existing at the Balance Sheet date. Retained earnings and other equity items are translated at historical rates, revenues and expenses are translated at average exchange rates during the year. Foreign currency translation adjustments are recorded within accumulated other comprehensive income, a separate component of total equity (deficit).

v.Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss), net of tax. Other comprehensive income (loss), net of tax, refers to revenue, expenses, gains, and losses that under generally accepted accounting principles are recorded as an element of members’ equity but are excluded from net income (loss). The Company’s other comprehensive income (loss), net of tax, consists of foreign currency translation adjustments that result from consolidation of its foreign entities and actuarial gain/ (loss) on defined benefit obligations.

vi.Revenue recognition

The Company derives its revenue principally from short-term self-drive rentals and vehicle subscriptions.

Self-drive rentals

Zoomcar operates a fleet of rental vehicles comprising of both vehicles owned by them and vehicles leased from third-party leasing companies. The Company either leases or subleases vehicles to its customers as a result, the Company has considered itself to be the accounting lessor or sublessor, as applicable, in these arrangements in accordance with ASC 842.

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Rental revenues are recognized for rental and rental related activities on a straight-line basis evenly over the period of where an identified asset is transferred to the customer and the customer has the ability to control that asset in accordance with ASC 842. Transaction price charged by the Company is as per agreed rates between the Company and the customer. In case of leased vehicles, the Company was solely responsible for paying vehicle lease costs to the lessor regardless of whether the vehicles were booked for use by guests on the platform and accordingly recognized vehicle lease revenue on a gross basis.

For vehicles that are subleased, sublease income and related lease expense for these transactions are recognized on a gross basis in the consolidated financial statements.

Rental periods are generally short-term in nature and are classified as operating leases.

Vehicle subscriptions

The Company provides vehicles under subscription model to subscribers for a period of 1 month to 24 months. The subscription amount for each month is fixed based on number of months and vehicle type subscribed.

The subscription model permits the subscribers to list back the vehicle on the Company’s portal whereby any revenue earned through self-drive rentals are shared between the subscriber and the Company.

Under the subscription model, where an identified asset is transferred to the customer and the customer has the ability to control that asset, rental revenues are recognized in accordance with ASC 842.

Facilitation revenue (“Host services”)

The Company has launched a new platform “Zoomcar Host Services” during the year. Zoomcar Host Services is a marketplace feature of the platform that helps owners of vehicles (“Hosts/ Customer/Lessors”) connect with users (“Renters/Lessee”) in temporary need of a vehicle on leasehold basis for their personal use.

Facilitation Services revenue consists of facilitation fees charged to Hosts, net of incentives and refunds and trip protection charged to the Renters. The Company charges facilitation fees to its customers as a percentage of the value of the total booking, excluding taxes. The Company collects both the booking value on behalf of the Host and the trip protection charges from the renter. On a daily basis the Company, or its third-party payment processors, disburse the booking value to the host, less the fees due from the host to the Company. The amounts charged for trip fees for the Marketplace service vary based on factors such as the vehicle type, the day of the week, time of the trip, and the duration of the trip. Hence, the Company’s primary performance obligation in the transaction with respect to the Host is to facilitate the successful completion of the rental transaction and with respect to the renter is to offer trip protection

Customer support is rendered to both the Host (customer/lessor) and the renter (lessee). Company being the intermediary between the two provides its platform through which all communication takes place related to any services e.g., extension of trip period. Such services also include the normal customer support related to any vehicle breakdowns, tracking of vehicles, renter background checks, vehicle ownership checks and various other activities which are part of an ongoing set of series required for successful listing, renting and completion of trip. These activities are not distinct from each other and are not separate performance obligations. As a result, these series of services integrate together to form a single performance obligation.

In case of booking value collected from the renter on behalf of the Host, the Company evaluates the presentation of revenue on a gross versus net basis based on whether or not it is the principal(gross) or the agent (net) in the transaction. The Company considers whether it controls the right to use the vehicle before control is transferred to the renter. Indicators of control that the Company considers include whether the Company is primarily responsible for fulfilling the promise associated with the booking of the vehicle, whether it has inventory risk associated with the vehicle, and whether it has discretion in establishing the prices for the vehicles booked. The Company determined that it does not establish pricing for vehicles listed on its platform and does not control the right to use the host’s vehicle at any time before, during, or after completion of a trip booked on the Company’s platform. Accordingly, the Company has concluded that it is acting in an agent capacity, and revenue is presented net reflecting the facilitation fees received from the Marketplace service. The customer simultaneously receives and consumes the benefits

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

provided by the entity’s performance as the entity performs. Revenue is recognised rateably over the trip period. The Company recognizes facilitation revenue from these performance obligations on a straight-line basis over the duration of the rental trip using the output method as its performance obligation is satisfied over time. The Company uses the output method based on rental hours or days, where revenue is calculated based on the percentage of total time elapsed in relation to total estimated rental period. In the event a user books a trip extension, at the time the extension is booked, the service revenue is recognized on a straight-line basis over the duration of the extension period.

The Company offers various incentive programs to hosts, including minimum guaranteed listing fees and vehicle listing bonus payments. The incentives are recorded in accordance with ASC 606-10-32-25 and ASC 606-10-32-27 as a reduction to revenue and in cases where the amount of incentive paid to the Host are above the facilitation fees earned from that Host on cumulative basis the excess of the revenue amount are recorded as a marketing expense in the consolidated statement of operations. These incentives are offered as part of overall marketing strategy of the company and incentivize the hosts to refer the platform. During the year, company has stopped providing minimum guaranteed listing fees incentive.

Loyalty program

The Company offers loyalty program, Z-Points, wherein customers are eligible to earn loyalty points that are redeemable for payment towards facilitation fees, self-drive rentals and vehicle subscriptions. Under ASC 606 and ASC 842, each transaction that generates loyalty points results in the deferral of revenue equivalent to the retail value at the date the points are earned. The associated revenue or rental is recognized when the customer redeems the loyalty points at some time in future. The retail value of points is estimated based on the current retail value measured as of the date the loyalty points are earned, less an estimated amount representing loyalty points that are not expected to be redeemed (“breakage”). Breakage is reviewed on an annual basis and includes significant assumptions such as historical breakage trends, internal Company forecasts and extended redemption period, if any. The Company had deferred revenue amounting to $260,705 and $277,399 as at March 31, 2023 and March 31, 2022, respectively

Others

The Company has elected to exclude from revenue, taxes assessed by a governmental authority that are both imposed on and are concurrent with specific revenue producing transactions and collected from customers/subscribers and remitted to governmental authorities. Accordingly, such amounts are not included as a component of revenue or cost of revenue.

Contract liabilities

Contract liabilities primarily consists of obligations to customers for advance received against a new booking, revenue-share payable to customers for vehicles listed by them on Company’s portal for short-term rentals and related to Company’s points-based loyalty program.

vii.Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances and certificate to deposits (highly liquid investments with an original maturity of three months or less). Cash and cash equivalents are recorded at cost, which approximates fair value.

Cash and cash equivalents includes amounts collected on behalf of but not yet remitted to the Hosts which are included in accrued and other current liabilities in the consolidated financial statements.

viii.Accounts receivables, net of allowance

Accounts receivables are stated net of allowances and primarily represent corporate debtors and dues from payment gateways for amounts paid by customers. In case of corporate debtors, the payment terms generally include a credit of 30-60 days. The amounts receivable from payment gateways are settled within 2 days.

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company records an allowance for credit losses for amounts owed for completed transactions that may never settle or be collected. The Company estimates its exposure to balances deemed to be uncollectible based on factors including known facts and circumstances, historical experience, and the age of the uncollected balances. Accounts receivable balances are written off against the allowance of credit losses after all means of collection has been exhausted and potential recovery is considered remote.

ix.Other receivables

Other receivables include amounts recoverable from host. The receivable from host is adjusted for an allowance on account of host which are not active on the platform for more than 90 days.

x.Receivables from government authorities

Receivables from government authorities represent amounts owed to the Company by government agencies which are recognized when the Company has performed the required services and when they meet the eligibility criteria outlined in the applicable government regulations.

Receivables from government authorities are classified based on their expected period of utilization. If the receivables are expected to be utilized within twelve months from the reporting date, they are classified as current assets. If the receivables are not expected to be utilized within twelve months from the reporting date, they are classified as non-current assets.

xi.Concentration of credit risk

Cash and cash equivalents, investments, other receivables, and accounts receivable are potentially subject to credit risk concentration. The Company have not experienced any material losses related to these concentrations during the years presented. No customers accounted for 10% or more of revenue for the years ended March 31, 2023 and 2022.

xii.Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives

The Company follows the practice of charging maintenance and repair costs for furniture and fixtures, office equipment and computers, including minor costs of replacements, to maintenance expenses.

The IOT devices installed on host vehicles in the marketplace business have been depreciated over 5 years with a residual value of 0 -30%.

When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the consolidated balance sheet and any resulting gain or loss is reflected on the consolidated statement of operations in the period realized.

xiii.Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized over their estimated useful life of 3 years on straight line method.

xiv.Assets held for sale

The Company classifies vehicles to be disposed of as held for sale in the period in which they are available for immediate sale in their present condition and the sale is probable and expected to be completed within one year. The Company initially measures assets held for sale at the lower of their carrying value or fair value less costs to sell and assesses their fair value annually until disposed. The fair value of Assets held for sale not traded in an active market is determined using valuation

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

techniques which maximise the use of observable market data and rely as little as possible on entity- specific estimates. If all significant inputs required to fair value an asset are observable, the Valuation is included in Level 2.

The Company has a policy of disposing vehicles once it has crossed 120,000 kilometres in order to ensure that customer experience is maintained at a premium level. In addition, the Company also disposes vehicles early if it has met with accident and is no more fit for use in the business once the insurance claims are realized on these vehicles.

In case of certain vehicles which are not sold within one year from date of classification, the Company reassess the carrying value of the assets to compare it with the realisable value.

xv.Impairment

Long-lived assets such as property and equipment, right-of-use assets and intangible assets that are held and used by the Company are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company monitors the long-lived assets for impairment indicators on an on-going basis. If impairment indicators exist, the Company determines the recoverability of the asset by comparing the undiscounted cash flows expected to be generated from the use and eventual disposition the long-lived asset groups to the related net book values. If the net book value of the asset group exceeds the undiscounted cash flows, an impairment loss is recognized as the difference between the carrying value of the asset and its estimated fair value.

The Company estimate cash flows and fair value using internal budgets based on recent sales data and economic uncertainties. The key factors that affect estimates are (1) future revenue estimates; (2) customer preferences and decisions; and (3) product pricing. Any differences in actual results from the estimates could result in fair values different from the estimated fair values, which could materially affect our future results of operations and financial condition. The Company believe the projections of anticipated future cash flows and fair value assumptions are reasonable; however, changes in assumptions underlying these estimates could affect its valuations.

xvi.Leases

The Company has made a policy election not to separate non-lease components from lease components, therefore, it accounts for lease and non-lease components as a single lease component. The Company has also elected the short-term lease recognition exemption for all leases that qualify.

As a lessee

The Company determines if a contract contains a lease at the inception of the arrangement based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset and whether it has the right to direct the use of an identified asset in exchange for consideration, which relates to an asset which the Company does not own.

If any of the following criteria are met, the Company classifies the lease as a financing lease (as a lessee) or as a direct financing or sales-type lease (both as a lessor):

●	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;
●	The lease grants the lessee an option to purchase the underlying asset that the Company is reasonably certain to exercise;
●	The lease term is for 75% or more of the remaining economic life of the underlying asset, unless the commencement date falls within the last 25% of the economic life of the underlying asset;
●	The present value of the sum of the lease payments equals or exceeds 90% of the fair value of the underlying asset; or

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

●	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term

Leases that do not meet any of the above criteria are accounted for as operating leases.

Right of use (“ROU”) assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. Lease liabilities represent the present value of lease payments not yet paid and ROU assets represent the Company’s right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment of lease assets, if any.

Lease payments may be fixed or variable; however, only fixed payments or in-substance fixed payments are included in the Company’s lease liability calculation. Variable lease payments may include costs such as common area maintenance, utilities, real estate taxes or other costs. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments is incurred.

The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Company’s leases is not readily determinable. The IBR is obtained from financial institutions based on the understanding of the Company’s credit rating and resulting interest rate the Company would have to pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

—

The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

—

A lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The Company recognises the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, any remaining amount is recognised as a gain on modification in the consolidated statement of operations.

Certain lease arrangements include the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

For operating leases, lease expense is recognized on a straight-line basis in operations over the lease term. For finance leases, amortization is recorded on a straight-line basis over the lease term and interest using the effective interest method.

As a Lessor

The Company’s lease arrangements include vehicle rentals to its ultimate customers. Certain lease arrangements include the options to extend or terminate the lease before the end of the lease term. Due to the short-term nature of these arrangements, the Company classifies these leases as operating leases. The Company does not separate lease and non-lease components in its lessor lease arrangements. Lease payments are primarily fixed and are recognized as revenue in the period over which the lease arrangement occurs.

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

xvii. Investments

Investments in fixed deposits consist of term deposits with original maturities of more than three months with banks. These are designated as financial assets at amortized cost.

xviii. Expenses

Cost of revenue

Cost of revenue expenses primarily consist of personnel-related compensation costs of local operations teams and teams who provide phone, email and chat support to users, repairs and maintenance expenses of vehicles, vehicle site rentals, vehicle depreciation, power and fuel charges and other direct expenses.

Technology and development

Technology and development expenses primarily consist of personnel-related compensation costs and information technology and data science expenses. Technology and development costs are expensed as incurred.

Sales and marketing

Sales and marketing expenses primarily consist of personnel-related compensation costs, advertising expenses and marketing partnerships with third parties. Sales and marketing costs are expensed as incurred. Advertising expenses incurred for the year ended March 31, 2023 amounts to $3,329,731 (March 31, 2022: $4,748,059).

General and administrative

General and administrative expenses primarily consist of personnel-related compensation costs, professional services fees, administrative fees, depreciation, facility costs, and other corporate costs. General and administrative expenses are expensed as incurred.

Finance costs

Finance costs comprises interest cost on debt, transaction costs, interest cost on defined contribution plans and interest expense on lease liabilities. Borrowing costs are recognized in the Consolidated Statement of Operations using the effective interest method.

xix.Employee benefits

Defined benefit plan

Employees in India are entitled to a defined benefit retirement plan covering eligible employees of the Company. The plan provides for a lump-sum payment to eligible employees, at retirement, death, and incapacitation or on termination of employment, of an amount based on the respective employees’ salary and tenure of employment. The Company’s benefit plan is unfunded.

Management makes certain assumptions relating to discount rates, salary growth, retirement rates, mortality rates and other factors when calculating annual amounts to be recognized. These assumptions are reviewed annually by management, assisted by the enrolled actuary, and updated as warranted.

Amortization of a net gain or loss included in accumulated other comprehensive income shall be included as a component of net pension cost for a year if, as of the beginning of the year, that net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If amortization is required, the minimum amortization shall be that excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Prior service cost is amortized on a straight-line basis from the date recognized over the average remaining service period of active participants, when applicable.

Compensated absences

The Company’s liability for compensated absences is determined based on an actuarial valuation using the projected unit credit method and is charged to Consolidated Statement of Operations in the year in which they accrue.

Defined contribution plan

Eligible employees of the Company in India participate in a defined contribution fund in accordance with the regulatory requirements in the Indian jurisdiction. Both the employee and the Company contribute an equal amount to the fund which is equal to a specified percentage of the employee’s salary.

The Company has no further obligation under defined contribution plans beyond the contributions made under these plans. Contributions are charged to profit or loss and are included in the consolidated statement of operations in the year and/or period in which they accrue.

xx.Stock-based compensation

The Company accounts for stock-based compensation expense in accordance with the fair value recognition and measurement provisions of US GAAP, which requires compensation cost for grant- date fair value of stock-based awards to be recognized over the requisite service period. The Company includes a forfeiture estimate in the amount of compensation expense being recognized based on the Company’s estimate of equity instruments that will eventually vest. The fair value of stock-based awards, granted or modified, is determined on the grant date at fair value, using appropriate valuation techniques.

The Company records stock-based compensation expense for service-backed stock options over the requisite service period, which ranges from 6 months to 4 years.

For stock options with service-based vesting conditions only, the valuation model, typically the Black- Scholes option-pricing model, incorporates various assumptions including expected stock price volatility, expected term, and risk-free rates. Stock options with graded vesting the fair-value-based measure is estimated of the entire award by using a single weighted-average expected term. The Company estimates the volatility of common stock on the date of the grant based on weighted-average historical stock price volatility of comparable publicly traded companies in its industry group. The risk- free rate is based on the U.S. Treasury yield curve in effect at the time of grant with a term equal to the expected term. The Company estimates the term based on the simplified method for employee stock options considered to be “plain vanilla” options as the Company’s historical share option exercise experience does not provide a reasonable basis upon which to estimate the expected term. The expected dividend yield is 0.0% as the Company has not paid and does not anticipate paying dividend on its common stock.

During the year ended March 31, 2022, the exercise period stock options held by employees who have resigned from the Company has been revised from 3 years to 5 years from the date of resignation. The impact of this modification is immaterial.

xxi.Debt

The debt instruments of the Company consist of debentures and term loans from financial institutions. The Company based on available proceeds makes periodic prepayments of scheduled instalments and the same has been accounted under ASC 470-50.

The debt has been classified into current or non-current based on the payment terms of the debt instruments. Non-current obligations are those scheduled to mature beyond twelve months from the date of the Company’s consolidated balance sheet.

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Troubled Debt Restructuring

A modification is a troubled debt restructuring (TDR) if (a) the borrower is experiencing financial difficulty, and (b) the lender grants the borrower a concession.

The determination of whether a restructured loan is a TDR requires consideration of all of the facts and circumstances surrounding the modification. No single factor is determinative of whether a restructuring is a TDR. Determination of whether a modification is a TDR involves a large degree of judgment.

A TDR that involves a modification of debt terms, is accounted for only prospectively unless the carrying amount exceeds the undiscounted total amount of future cash payments.

At the time of the restructuring, the total amount of undiscounted future cash payments required by the modified terms is compared with the debt’s net carrying amount. A restructuring gain (or corresponding adjustment to the net carrying amount) is recognised only when the net carrying amount exceeds the total undiscounted future principal and interest payments of the restructured debt. If the total amount of future undiscounted cash payments required by the modified terms exceeds the debt’s net carrying amount, a restructuring gain is not recognized, and the effective interest rate is adjusted to reflect the modified terms.

In case of former, any fees paid to lenders and third parties has been reduced from the gain recorded in the consolidated statement of operations and in case of latter, any fees paid to lenders has been capitalized and fees paid to third parties has been expensed off in the consolidated statement of operations. Refer Note 14.

xxii. Financial liabilities measured at fair value

Convertible Promissory notes and Senior Subordinated Convertible Promissory Note (SSCPN)

On April 1, 2022, the Company adopted Accounting Standards Update (“ASU”) 2020-06 that simplifies the accounting for convertible instruments. ASU 2020-06 (i) reduced the number of accounting models for convertible instruments, by eliminating the models that require separation of cash conversion or beneficial conversion features from the host and (ii) revised the derivative scope exception and (iii) provided targeted improvements for Earnings Per Share (“EPS”). The adoption of ASU 2020-06 did not have a material impact on the Company’s outstanding convertible debt instruments as of April 1, 2022. The Company, during the year, has issued convertible promissory notes and senior subordinated convertible promissory notes (“Notes”), it evaluates the balance sheet classification to determine whether the instrument should be classified either as debt or equity, and whether the conversion feature should be accounted for separately from the host instrument. According to ASC 480-10-25-14, the notes are classified as liabilities because the Company intends to settle them by issuing variable number of shares with a fixed and known monetary value at the time of inception. The Company evaluates the conversion feature of notes would be separated from the instrument and classified as a derivative liability if the conversion feature, were it a standalone instrument, meets the definition of an “embedded derivative” in ASC 815, Derivatives and Hedging. However, the Company has elected fair value option for all notes, as discussed below and thus does not bifurcate the embedded conversion feature.

Fair Value Option (“FVO”) Election

The Company accounts for Convertible Promissory notes and Senior Subordinated Convertible Promissory Note and convertible promissory notes issued under the fair value option election of ASC 825, Financial Instruments (“ASC-825”) as discussed below.

The convertible promissory notes accounted for under the FVO election are a debt host financial instruments containing conversion features which would otherwise be required to be assessed for bifurcation from the debt-host and recognized as separate derivative liabilities subject to measurements under ASC 815. Notwithstanding, ASC 825-10-15-4 provides for the “fair value option” (“FVO”) election, to the extent not otherwise prohibited by ASC 825-10-15-5, to be afforded to financial instruments, wherein bifurcation of an embedded derivative is not necessary, and the financial instrument is initially measured at its issue-date estimated fair value and then subsequently remeasured at estimated fair value on a recurring basis at each reporting period date.

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The estimated fair value adjustment, as required by ASC 825-10-45-5, is recognized as a component of other comprehensive income (“OCI”) with respect to the portion of the fair value adjustment attributed to a change in the instrument-specific credit risk, with the remaining amount of the fair value adjustment recognized under Finance costs shown as “Change in fair value of convertible promissory note” and “Change in fair value of senior subordinated convertible promissory note” in the accompanying consolidated statement of operations. With respect to the above convertible promissory notes, as provided for by ASC 825-10-50-30(b), the estimated fair value adjustment is presented as a separate line item in the accompanying consolidated statement of operations, since the change in fair value of the convertible promissory notes payable was not attributable to instrument specific credit risk.

xxiii. Common stock fair value

In absence of an active market for the Company’s common stock, the Company and its Board of Directors have obtained third-party valuations for purposes of granting stock-based awards and for calculating stock-based compensation expense. The Company obtained contemporaneous third-party valuations to assist the Board of Directors in determining fair value. The contemporaneous third-party valuation used the methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

xxiv. Warrants

When the Company issues warrants, it evaluates the proper balance sheet classification of the warrant to determine whether the warrant should be classified as equity or as a derivative liability on the consolidated balance sheets. In accordance with ASC 815-40, Derivatives and Hedging-Contracts in the Entity’s Own Equity (ASC 815-40), the Company classifies a warrant as equity so long as it is “indexed to the Company’s equity” and several specific conditions for equity classification are met. A warrant is not considered indexed to the Company’s equity, in general, when it contains certain types of exercise contingencies or adjustments to exercise price. If a warrant is not indexed to the Company’s equity or it has net cash settlement that results in the warrants to be accounted for under ASC 480, Distinguishing Liabilities from Equity, or ASC 815-40, it is classified as a derivative liability which is carried on the consolidated balance sheet at fair value with any changes in its fair value recognized currently in the consolidated statement of operations.

During the year, the Company has issued warrants along with Notes as defined in “Convertible Promissory notes and Senior Subordinated Convertible Promissory Note (SSCPN)” policy and also as consideration to placement agents for the issuance of SSCPN which are classified as derivative instruments, refer note 32.

The Company also has preferred stocks and common stocks warrants (as described below) issued during the year ended March 31, 2022 and are classified as liabilities and equity respectively.

Each unit of Series E preferred stock issued by the Company consists of one Series E preferred stock and a warrant which entitle the holder to purchase one share of common stock of the Company on the satisfaction of certain conditions. Warrants are also issued to placement agencies of Series E and Series E1. Warrants issued to placement agencies include the following two categories: a) warrants to purchase common stock of the company; and b) warrants to purchase Series E and Series E1 shares.

Warrants to be converted into common stock:

The Company’s warrants to purchase common stock are classified as equity on the consolidated balance sheets. Upon issuance of the warrant, the Company allocated a portion of the proceeds from the sale of its preferred stock to the warrant based on the relative fair values of warrants and preferred stock.

Warrants to be converted into preferred stock:

The Company’s warrants to purchase convertible preferred stock are classified as a liability on the consolidated balance sheets and held at fair value because the warrants are exercisable for contingently redeemable preferred stock, which is classified outside of stockholders’ deficits.

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The warrant liability is subject to re-measurement at each balance sheet date, and any change in fair value is recognized as a component of finance costs. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants.

Warrants issued along with SSCPN:

The warrants issued along with the SSCPN satisfy the definition of a derivative in accordance with ASC 815-10-15-83 since it contains an underlying, has payment provisions, can be net settled and has a very minimal initial net investment. Accordingly, the derivatives are measured at fair value and subsequently revalued at each reporting date. Refer note 32.

xxv.Net loss per share attributable to common stockholders

The Company computes net (loss) per share using the two-class method required for participating securities. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all the income for the period had been distributed.

The Company’s convertible preferred stock is participating security. The holders of the convertible preferred stock would be entitled in preference to common shareholders, at specified rate, if declared. Then any remaining earnings would be distributed to the holders of common stock and convertible preferred stock on a pro-rata basis assuming conversion of all convertible preferred stock into common stock. This participating security do not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to the Company’s participating securities.

The Company’s basic loss per share is computed using the weighted-average number of ordinary shares outstanding during the period. The diluted loss per share is computed by considering the impact of potential issuance of common stock on the weighted average number of shares outstanding during the period, except where the results would be anti-dilutive.

xxvi. Provisions and accrued expenses

A provision is recognized in the consolidated balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are recognized at present value by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money.

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

xxvii. Fair value measurements and financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with ASC 820, Fair Value Measurement (“ASC 820”), the Company uses the fair value hierarchy, which prioritizes the inputs used to measure fair value. The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are set forth below:

Level 1	Observable inputs such as quoted prices in active markets for identical assets or liabilities.
Level 2

Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active or inputs other than the quoted prices that are observable either directly or indirectly for the full term of assets or liabilities.

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Level 3	Unobservable inputs in which there is little or no market data and that are significant to the fair value of the assets or liabilities.

The Company’s primary financial instruments include cash and cash equivalents, investments, accounts receivables, other financial assets, accounts payable, and debt, convertible promissory note, SSCPN, warrant liability and other financial liabilities. The estimated fair value of cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate their carrying value due to short- term maturities of these instruments.

xxviii. Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Interest related to unrecognized tax benefits in interest expense and penalties.

xxix. Contingencies

The Company is subject to legal proceedings and claims that arise in the ordinary course of business. The Company accrues for losses associated with legal claims when such losses are probable and can be reasonably estimated. These accruals are adjusted as additional information becomes available or circumstances change.

xxx.Segment Information

Operating segments are defined as components of an entity for which discrete financial information is available and is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in making decisions regarding resource allocation and performance assessment. The Company’s CODM is its Board of Directors. The Company has determined it has one operating and reportable segment as the CODM reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance.

xxxi. Reclassification

Certain prior year amounts have been reclassified to confirm with current year presentation. These changes did not have any effect on net loss, stockholder’s equity, the consolidated statement of operations or the net change in cash and cash equivalents in the consolidated statement of cashflows.

xxxii. Recent Accounting Pronouncements

New Accounting Pronouncement Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions to contract modifications and hedging relationships that reference the London Interbank Offered Rate or another reference rate expected to be discontinued. The standard is effective upon issuance and may be applied at the beginning of the interim period that includes March 12, 2020, through December 31, 2022. In January 2021, the FASB issued ASU 2021-01, which clarified the scope of Topic 848 to include derivatives that are affected by a change in the interest rate used for margining, discounting, or contract price alignment that do

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

not also reference London Interbank Offered Rate or another reference rate that is expected to be discontinued as a result of the reference rate reform. The standard is effective upon issuance and may be applied retroactively as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively to any new modifications within an interim period including or subsequent to January 7, 2021. The ASU did not have any impact on the Company’s consolidated financial statements as the Company did not have any transactions that would be impacted by the aforementioned accounting pronouncement.

In August 2020, the FASB issued ASU 2020-06, Debt —Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). This update simplifies the accounting for certain convertible instruments by removing the separation models for convertible debt with a cash conversion feature and for convertible instruments with a beneficial conversion feature. As a result, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. Additionally, this update amends the diluted earnings per share calculation for convertible instruments by requiring the use of the if-converted method. The treasury stock method is no longer available. Public entities other than smaller reporting companies should adopt the requirements of ASU 2020-06 using either a full or modified retrospective approach, and it is effective for interim and annual reporting periods beginning after December 15, 2021. All other entities may adopt the requirements of ASU 2020-06 using either a full or modified retrospective approach, and it is effective for interim and annual reporting periods beginning after December 15, 2023. Early adoption is permitted for interim and annual reporting periods beginning after December 15, 2020. The Company has adopted this with effect from April 01, 2022 and as a result convertible debt instruments have been reported as a single liability instrument with no separate accounting for embedded conversion features. This did not have impact on the income statement, cash flows or the financial position of the Company.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt - Modifications and Extinguishments (Topic 470-50), Compensation - Stock Compensation (Topic 718), and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40), which clarifies existing guidance for freestanding written call options which are equity classified and remain so after they are modified or exchanged in order to reduce diversity in practice. The standard is effective for public entities in fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The ASU did not have any impact on the Company’s consolidated financial statements as the Company did not have any transactions that would be impacted by the aforementioned accounting pronouncement.

In August 2020, the FASB issued ASU No. 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for convertible instruments by eliminating the requirement to separate embedded conversion features from the host contract when the conversion features are not required to be accounted for as derivatives under Topic 815,Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital. By removing the separation model, a convertible debt instrument will be reported as a single liability instrument with no separate accounting for embedded conversion features. This new standard also removes certain settlement conditions that are required for contracts to qualify for equity classification and simplifies the diluted earnings per share calculations by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in diluted earnings per share calculations. Public entities other than smaller reporting companies should adopt the requirements of ASU 2020-06 using either a full or modified retrospective approach, and it is effective for interim and annual reporting periods beginning after December 15, 2021. All other entities may adopt the requirements of ASU 2020-06 using either a full or modified retrospective approach, and it is effective for interim and annual reporting periods beginning after December 15, 2023. The Company has adopted this with effect from April 01, 2022 and as a result convertible debt instruments have been reported as a single liability instrument with no separate accounting for embedded conversion features. This did not have impact on the income statement, cash flows or the financial position of the Company.

Accounting Pronouncement Pending Adoption

In March 2023, the FASB issued ASU 2023-01 - Leases (Topic 842): Common Control Arrangements, which provides a practical expedient for certain companies to consider the written terms and conditions to determine the existence of a lease and

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

it’s corresponding accounting and classification, if any. The ASU also addresses the accounting for leasehold improvements associated with leases between companies of common control transactions which is applicable to all entities. The ASU is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted for both interim and annual financial statements that have not yet been issued. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

There are other new accounting pronouncements issued by the FASB that the Company has adopted or will adopt, as applicable, and the Company does not believe any of these accounting pronouncements have had, or will have, a material impact on its consolidated financial statements or disclosures.

3Cash and cash equivalents

The components of cash and cash equivalents were as follows:

(In USD)
As at	March 31, 2023	March 31, 2022
Balances in bank accounts	$3,657,580	$26,723,963
Certificate to deposits	15,633	41,548
Cash	13,528	18,280
Cash and cash equivalents	3,686,741	26,783,791

4Accounts receivable, net of allowance for doubtful accounts

The components of accounts receivables were as follows:

(In USD)
As at	March 31, 2023	March 31, 2022
Accounts receivable	$255,175	$204,198
Net accounts receivable	255,175	204,198

The Company records an allowance for credit losses for amounts owed for completed transactions that may never settle or be collected. For the year ended March 31, 2023 and March 31, 2022, no allowance was created for expected credit losses.

5Receivable from government authorities

The components of receivable from government authorities were as follows:

(In USD)	March 31, 2023	March 31, 2022
Current
Goods and service tax receivable	$3,962,822	$2,290,367
Other tax receivables	—	9,793
	3,962,822	2,300,160
Non current
Goods and service tax receivable*	$196,483	$2,335,572
Other tax receivables	51,838	13,368
	248,321	2,348,940
*	These taxes are contractually available to the Company immediately. However, the Company has determined the non-current amount based upon their expected utilization of these available credits.

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6Short term investments with related parties

As at	March 31, 2023	March 31, 2022
Certificate to deposits with related parties*	$166,540	$—
Short term investments with related parties	166,540	—
*	These deposits are under lien against debt availed from related parties

7(a)   Other current assets

The components of other current assets were as follows:

(In USD)
As at	March 31, 2023	March 31, 2022
Insurance claims receivable	$23,677	$90,885
Prepaid expenses	909,828	239,651
Advance to suppliers	88,115	319,255
Security deposits	53,585	84,774
Advance income taxes, net	174,654	195,640
Advance to employees	87,679	98,429
Receivables from car sale	578,523	720,697
Other receivables	143,976	220,140
Other current assets	2,060,037	1,969,471

7(b) Other current assets with related parties

The components of other current assets with related parties were as follows:

(In USD)
As at	March 31, 2023	March 31, 2022
Advance to director	$19,682	$—
Other current assets with related parties	19,682	—

8Assets held for sale

The components of assets held for sale were as follows:

(In USD)
As at	March 31, 2023	March 31, 2022
Vehicles	$923,176	$4,298,419
Total assets held for sale	923,176	4,298,419

Vehicles represent the vehicles held for sale in Indian subsidiary, Zoomcar India Private Limited. The gain or loss on sale of these assets is included in Loss/ (gain) on sale of assets held for sale under Other income of Consolidated Statement of Operations. During the year ended March 31, 2023, total profit of $1,644,650 (loss of $31,383 for year ended March 31, 2022) was recorded against Loss/ (gain) on sale of vehicles held for sale. During the year ended March 31, 2023, the Company has recorded the impairment amount of $93,144 ($524,662 for year ended March 31, 2022) on vehicles held for sale and $87,436 ($ NIL for year ended 31 March 2022) on E-bikes held for sale. The same is adjusted with Loss/ (gain) on sale of assets held for sale under Other income of Consolidated Statement of Operations.

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9Property and equipment, net

The components of property and equipment were as follows:

(In USD)
As at	Estimated useful life	March 31, 2023	March 31, 2022
Devices	3 – 5 years	$3,402,749	$3,970,324
E-bikes	3 years	—	980,615
Computer equipment’s	2 – 7 years	873,178	1,210,790
Office equipment’s	3 – 10 years	452,489	261,808
Furniture and fixtures	10 years	10,287	52,172
Total, at cost		4,738,703	6,475,709
Less: Accumulated depreciation		(2,010,180)	(3,485,308)
		2,728,523	2,990,401
Right-of-use assets under finance leases:
Vehicles, at cost		$4,179,272	$5,196,182
Accumulated depreciation		(4,179,272)	(5,192,955)
		—	3,227
Total property and equipment, net		2,728,523	2,993,628

Depreciation expense for the year ended March 31, 2023 and March 31, 2022 was $699,091 and $3,185,123 respectively. Depreciation expense has been shown under cost of revenue amounting to $337,010 ($3,059,096 for year ended March 31, 2022) for the year ended March 31, 2023 and under General and administrative expenses amounting to $362,081 ($126,027 for year ended March 31, 2022) for the year ended March 31, 2023. Vehicles are pledged against debt from financial institutions.

There is no change in useful life of the assets during the year.

As of March 31, 2023 and 2022 , the Company believes no impairment exists because the long-lived asset’s future undiscounted net cash flows expected to be generated exceeds its carrying value; however, there can be no assurances that long-lived assets will not be impaired in future periods.

10Leases

The Company’s lease primarily includes vehicles and corporate offices which has been classified as finance leases and operating leases, respectively . The lease term of operating and finance leases varies between 3 to 7 years. The lease agreements do not contain any covenants to impose any restrictions except for market-standard practice for similar lease arrangements. In assessment of the lease term, the Company considers the extension option as part of its lease term for those lease arrangements where the Company is reasonably certain of availing the extension option.

The components of lease expense were as follows:

(In USD)
Year ended	March 31, 2023	March 31, 2022
Finance lease cost:
Amortization of right-of-use assets	$3,298	$266,410
Interest on lease liabilities	844,424	1,046,991
Operating lease cost	540,908	50,391
Short term lease cost	181,337	208,507
Total lease cost	1,569,967	1,572,299

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Supplemental cash flow information related to leases was as follows:

(In USD)
Year ended	March 31, 2023	March 31, 2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows for operating leases	$(485,453)	$(50,000)
Financing cash outflows for finance leases	(1,618,551)	(3,399,696)
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	1,575,468	469,879

Supplemental balance sheet information related to leases was as follows:

(In USD)
Year ended	March 31, 2023	March 31, 2022
Operating Leases
Operating lease right-of-use assets	$1,694,201	$436,068
Current operating lease liabilities	$466,669	$137,307
Non current operating lease liabilities	1,284,755	302,564
Total operating lease liabilities	1,751,424	439,871
Finance Leases
Property and equipment, at cost	$6,012,559	$7,431,804
Accumulated depreciation	(4,179,272)	(5,192,955)
Accumulated impairment	(1,833,287)	(2,235,622)
Property and equipment, net	—	3,227
Other current liabilities	$1,257,423	$1,093,695
Other long-term liabilities	5,098,262	7,632,912
Total finance lease liabilities	6,355,685	8,726,607
Weighted Average Remaining Lease Term
Operating leases	63 months	33 months
Finance leases	41 months	49 months
Weighted Average Discount Rate
Operating leases	13.00%	13.00%
Finance leases	10.00%	10.00%

The Company determines the incremental borrowing rate by adjusting the benchmark reference rates, with appropriate financing spreads applicable to the respective geographies where the leases were entered and lease specific adjustments for the effects of collateral.

	Year ended March 31,
	2023		2022
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Maturities of lease liabilities are as follows:
2023	$—	$—	$184,360	$1,915,040
2024	497,344	1,877,744	192,867	2,224,474
2025	471,185	2,103,127	147,833	2,593,917
2026	350,777	3,048,501	—	3,689,742
2027	367,830	672,269	—	727,294
2028	385,735	—	—	—
Thereafter	404,536	—	—	—
Total Lease Payments	2,477,407	7,701,641	525,060	11,150,467
Less : Imputed Interest	725,982	1,345,957	85,189	2,423,860
Total Lease Liabilities	$1,751,425	$6,355,684	$439,871	$8,726,607

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

An amount of $369,007 and $399,210 which is receivable from Leaseplan India Private Limited has been netted off with lease liability balance as on March 31, 2023 and March 31, 2022 respectively.

11Intangible Assets

The components of intangible assets, were as follows:

		March 31, 2023			March 31, 2022
		Gross		Net	Gross		Net
As at	Average	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
(In USD)	useful life	Amount	Amortization	Amount	Amount	Amortization	Amount
Computer software	3 – 5 years	$140,181	$(106,769)	$33,412	$276,590	$(200,771)	$75,819
Total		140,181	(106,769)	33,412	276,590	(200,771)	75,819

Amortization expense for the year ended March 31, 2023 and March 31, 2022 was $41,331 and $4,444 respectively. Future amortization of intangible assets that will be recorded in general and administrative expenses is estimated as follows.

	Year ended 31 March
	2023	2022
2023	$—	$44,597
2024	10,581	9,930
2025	10,054	9,507
2026	7,048	6,823
2027	5,347	4,962
2028	382	—
Total remaining amortization	33,412	75,819

12Investments

The components of investments were as follows:

(In USD)
As at	March 31, 2023	March 31, 2022
Long term investments
Investments in fixed deposits	$158,455	$123,406
Investments in fixed deposits with related parties*	95,577	276,400
	254,032	399,806

Investments includes fixed deposits and interest accrued on the same.

*	these fixed deposits have a maturity of more than 12 months and hence have been considered under long term. However these have been given under lien against debt availed from related parties.

13Other non-current assets

The components of other non-current assets were as follows:

(In USD)
As at	March 31, 2023	March 31, 2022
Security deposits	$425,669	$363,275
Other non current assets	425,669	363,275

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14Debt

The components of long term and short term debt were as follows:

(In USD)
As at	March 31, 2023	March 31, 2022
Current
Non-convertible debentures
10% Series A	$—	$881,917
10% Series B	—	423,320
10% Series C	—	564,267
7.7% Debentures	454,969	171,629
Term loans
- from banks	—	102,766
- from non-banking financial companies (NBFCs)	960,892	1,758,284
- from related parties (NBFCs)	1,054,887	842,707
	2,470,748	4,744,890
Non current
Non-convertible debentures
7.7% Debentures	$—	$461,485
Term loans
- from banks	—	79,275
- from non-banking financial companies (NBFCs)	3,039,200	5,185,292
- from related parties (NBFCs)	—	1,777,612
	3,039,200	7,503,664
Total maturity for the year ending on March 31,
2024		$2,470,747
2025		982,836
2026		634,390
2027		1,042,901
2028		379,074
		$5,509,948

Non-convertible debentures

(a)10% Series A, B and C

The Company had issued 14.5% non-convertible debentures to Trifecta Venture Debt Fund I for a period of 30 months from the date of issuance of the Series A (May 17, 2018), Series B (October 12, 2018) and Series C (March 08, 2019) debentures. The debentures are secured by way of transferring following in favor of the Debenture trustee:

1)Exclusive first charge over the Company’s hypothecated property, and

2)Unconditional and irrevocable corporate guarantee of Zoomcar, Inc. Hypothecated property includes accounts receivables, other receivables, outstanding moneys, claims, demands, bills, contracts, stocks of raw materials, finished and semi-finished goods, movable plant and machinery, equipment, computers, appliances, furniture, product(s), machinery spares and stores, tools and accessories, whether or not installed, excluding vehicles; all of Company’s books and records.

In May 2021, the Company completed negotiations and received concession from the debenture trustee. Under the revised terms, the Company has received an extension period of fourteen (14) months to repay the outstanding amounts at an effective interest rate of 10% per annum. These debentures under the original terms were repayable on March 31, 2021 carrying a coupon rate of 14.3% per annum. Company has further taken an extension in May 2022 basis which these were fully repaid on October 20, 2022. Undiscounted

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

future cash flows post such concession are greater than the carrying amount and therefore no gain has been recognized on account of troubled debt restructurings.

The Company has recorded an interest expense amounting to $80,891 and $268,008 for the year ended March 31, 2023 and March 31, 2022.

(b)7.7% Debenture

The Company had issued Non Convertible Debentures to Blacksoil Capital Private Limited for a period of 36 months from the date of allotment i.e. April 16, 2019. The original issue of debentures was at a variable interest rate of MCLR + 2%, with MCLR at the date of signing being 12%. The debentures are secured against:

1)	First and exclusive charge on 100% assets purchased using the loans,
2)	Post-dated cheques from Company, and
3)	Personal guarantee of Mr. Gregory B Moran (CEO of the Company).

In February 2021, the Company restructured the debt with the lender with a coupon rate of 10%. The effective interest rate pursuant to the restructuring is 7.7% per annum. The Company also received temporary moratorium till December 30, 2021 along with extension in maturity term by twenty eight (28) months starting from 31 October 2021.

The Company has recorded an interest expense amounting to $65,047 and $85,858 for the year ended March 31, 2023 and March 31, 2022.

Term loans from banks

The loans outstanding as on 31 March 2022 represent dues from IndusInd Bank which carried rate of interest of 9.09% per annum. This loan was restructured in April 2021 post which, as per the revised terms, the loan was repayable in monthly instalments aggregating to $220,365 in 2021-22, $104,712 in 2022-23, $107,397 in 2023-24 and balance by June 2024 amounting to $127,292. The Company based on available proceeds from sale of vehicles made periodic prepayments of scheduled instalments. Subsequently, the loan was fully paid-off in June 2022.

As at 1 April 2021, the Company had term loans from IndusInd Bank, ICICI Bank and Yes Bank. These loans were repayable in 9-13 monthly instalments, each ranging from $16,299 to $232,476 along with interest. In December 2021, Company engaged with ICICI Bank and Yes Bank for debt restructuring which resulted in one-time settlement of the term loans with significant principal reductions.

The above troubled debt restructurings led to a gain of $4,211,559 ($0.25 per share) for the year ended 31 March 2022 which has been presented in the consolidated income statement.

These loans were procured to finance the purchase of vehicles and therefore are secured against vehicles purchased from the loan.

The Company has recorded an interest expense amounting to $2,549 and $483,876 for the year ended March 31, 2023 and March 31, 2022.

Term loans from NBFCs

Includes loans outstanding as at March 31, 2023 and March 31, 2022 of $50,54,979 and $9,563,895. The Company entered into debt restructuring with certain NBFCs during the period ended March 31, 2022 which resulted in the revision of repayment schedules. The revised rate of interest ranges between 2% - 14.50% per annum. These loans were repayable in 36-118 monthly instalments after restructuring.

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In the month of June 2021 there has been a restructuring agreement entered between the group and BMW India Financial Service wherein the outstanding amounts has been settled on revised payment schedule by December 2021.

In the month of July 2021, the group has entered into a restructuring agreement with Toyota Financial Services and Ford Credit India Pvt Ltd. for one time settlement of the loans outstanding against these financiers wherein the outstanding amounts has been settled on revised payment schedule by July 2021.

In the month of December 2021 there has been a restructuring agreement entered between the group and Hero Fincorp Ltd. wherein as per the revised terms the debt has been settled in 2 tranches by December 2021

All of the above troubled debt restructurings led to a gain of $3,162,647 ($0.19 per share) for the year ended March 31, 2022 which has been presented in the consolidated income statement.

In the month of August 2021 there has been a restructuring agreement entered between the group and Volkswagen Finance wherein as per the revised terms the debt has been restructured in the form of upfront payment and revised repayment schedules. The repayment of sustainable debt starts from 30 December 2020 to 30 June 2023 and thereafter the unsustainable debt starting from 31 July 2023 to 31 August 2027. One time settlement payment shall be based on the liquidation of proceeds collected from sale of secured assets on completion of their useful life on or before 30 June 2023.

The Company has recorded an interest expense amounting to $536,567 and $1,030,040 for the year ended March 31, 2023 and March 31, 2022.

15Convertible promissory note (‘Notes’)

The following is a summary of the Company’s notes payable for which it elected the fair value option as of March 31, 2023 and March 31, 2022:

(In USD)	Fair Value Outstanding
As at	March 31, 2023	March 31, 2022
Notes	$10,944,727	$—
Total	10,944,727	—

For the years ended March 31, 2023 and 2022, the fair value of the notes recorded as $944,727 and NIL respectively, which were recognized in the consolidated statement of operations for their respective period (as no portion of such fair value adjustment resulted from instrument-specific credit risk).

As of both March 31, 2023 and 2022, the principal balance of the notes was $10,000,000. As of March 31, 2023 and 2022, the fair value of the notes of $10,944,727 and NIL, respectively, were recorded on the consolidated balance sheet.

Terms of notes

In October 2022, the Company entered into an ‘Agreement and Plan of Merger and Reorganization’ with Innovative International Acquisition Corp. for the purpose of merger of Innovative International Merger Sub, Inc., with the Company, with the Company continuing as the surviving entity (‘SPAC Transaction). Subsequently, the Company entered into a convertible promissory note agreement with Ananda Small Business Trust for $10,000,000 accruing interest at a simple rate of six percent (6%) per annum. The Convertible promissory note will be converted into the Common Stock of Innovative International Acquisition Corp. on the successful closing of the SPAC transaction. At the Company’s election, the Company may settle the accrued and unpaid interest on the Convertible promissory note by cash instead. In the event of termination of the agreement with Innovative International Merger Sub, Inc. or after a period of one year from the issue date of the Convertible promissory note, the Note shall automatically be exchanged and cancelled in its entirety for a ‘Company Note’. The Company note is a convertible private note to be issued by the Company which will be issued at the aggregate price of principal and interest accrued till the date of conversion of the Note.

The notes were accounted for at fair value with changes in fair value being recognized under ‘Change in fair value of convertible promissory note’ within the Statement of Operations. See Note 31, Fair value measurements.

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16Senior Subordinated Convertible Promissory Note (‘SSCPN’ or ‘Convertible note’)

The following is a summary of the Company’s convertible notes payable for which it elected the fair value option as of March 31, 2023 and March 31, 2022:

(In USD)	Fair Value Outstanding
As at	March 31, 2023	March 31, 2022
Convertible note	$17,422,132	$—
Warrants issued against SSCPN	14,373,856	—
Total	31,795,987	—

Pursuant to the SPAC transaction, in March 2023, the Company entered into a convertible note and warrants agreement with new investors. The Convertible Note has two units of accounts, the Senior Subordinated Convertible Promissory Note (‘SSCPN’) and the Warrants to purchase Common Stock. The notes carry a simple interest of 6% per annum and carry a maturity term of two years from the date of initial closing (the “Maturity Date”), refer below for detailed terms. The Company recorded the fair value on issuance of the SSCPN and Warrants as $17,422,132 and $14,373,856, respectively.

The instrument issued by the company was priced at a significant discount, considering the current market dynamics and the unique circumstances surrounding the investors entering before the deSPAC (Special Purpose Acquisition Company) is completed. The decision to offer the instrument at a discount was driven by the board’s objective to de-risk the business and secure capital ahead of the deSPAC process. This approach ensures that the Company can continue executing its planned strategies, considering the potential impact of factors beyond our direct control on the SPAC timeline. By raising this capital, we aim to safeguard our ability to meet operational goals and maintain business continuity throughout the deSPAC process.

For the years ended March 31, 2023 and 2022, the fair value of the SSCPN recorded as $9,312,177 and $ NIL respectively, which were recognized in the consolidated statement of operations for their respective period (as no portion of such fair value adjustment resulted from instrument-specific credit risk).

For the year ended March 31, 2023 and 2022, the fair value of the Warrant was recorded as $14,373,856 and $ NIL, respectively, which was recognized in the consolidated statement of operations for their respective period.

As of both March 31, 2023 and 2022, the principal balance of the SSCPN was $8,109,954. As of March 31, 2023 and 2022, the fair value of the SSCPN of $17,422,132 and $ NIL, respectively, and the fair value of the Warrant of $14,373856 and $ NIL, respectively, were recorded on the consolidated balance sheet.

Terms of SSCPN:

The notes carry a simple interest of 6% per annum and carry a maturity term of two years from the date of initial closing (i.e., March 23, 2023) (the “Maturity Date”). It also embodies a variable-share obligation in the event of conversion. The notes will be issued by the Company at the aggregate price of principal and interest accrued till the date of conversion of the SSCPN.

The notes are convertible either automatically or voluntarily into Common Stock of the Company in the following manner:

Automatic Conversion

—    If a SPAC Merger is consummated on or prior to the Maturity Date, then, immediately prior to the closing of such SPAC Merger, the outstanding principal amount of this Note and all accrued and unpaid interest on this Note that has accrued as of date shall automatically convert into a number of fully paid and divided by an amount of conversion price as defined in the agreement.

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

—    If a Financing wherein the Company issues and sells Equity Securities for aggregate gross proceeds of at least $10,000,000 (“Qualified Financing”) is consummated on or prior to the Maturity Date, then the outstanding principal amount of this Note and all accrued and unpaid interest on this Note that has accrued as of date shall automatically convert into a number of fully paid and nonassessable Equity Securities issued in such Qualified Financing equal to (i) the Qualified Financing Conversion Amount divided by (ii) the Conversion Price.

Voluntary Conversion can be exercised in the event of Change in Control or Non-Qualified Financing done by the Company in accordance with agreement

Redemption

The notes are redeemable for cash upon the earlier of: (i) two years from the initial closing; (ii) a Change in Control and (iii) when, upon the occurrence and during the continuance of an Event of Default.

The notes are redeemable in cash upon occurrence of specific events; however, it is automatically converted into common shares of the Company on a) SPAC merger or b) in case of a qualified financing and can be voluntarily converted in case of a) change in control or b) upon non-qualified financing.

Terms of Warrants:

The warrants are exercisable from the completion of any event that results in the Company (or the surviving corporation) being subject to the reporting requirements of the Exchange Act, and its (or the surviving corporation’s capital stock) capital stock trading on a national securities exchange, OTC Markets or Pink Sheets (any of the foregoing, a “Public Event”). The warrants will expire five years from the effective date of any Public Event.

If the warrants are exercised prior to the automatic conversion of the SSCPN, the exercise price is an fixed amount, as defined in the agreement, divided by the number of shares of Common Stock outstanding on the date of Public Event. If the warrant is exercised concurrently with or following the automatic conversion of the SSCPN, exercise price is the amount equal to the conversion price.

The Company’s warrants to purchase common stock are classified as a derivative liability (“derivative financial instrument”) on the consolidated balance sheet and held at fair value. Refer note 31.

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Placement agent warrants:

The placement agent is compensated with a cash fee and also issued agent warrants to purchase 10% of the shares of the Company capital stock issuable upon : a) Conversion of Notes at an exercise price equal to the conversion price of the Notes and b) Exercise of the warrants at an exercise price equal to the exercise price of the warrants.

The terms of the warrants issued to the placement agents are similar to the warrants issued to the investors.

The Company’s warrants issuable to Placement agent on satisfaction of above contingencies are considered as issued under ASC 815-40. These have been accounted as per ASC 480 as liability because the Company intends to settle them by issuing variable number of shares with a fixed and known monetary value at the time of inception. The purchase common stock under this warrant are classified as a derivative liability (“derivative financial instrument”) on the consolidated balance sheet and held at fair value. Refer note 31.

The warrants issued to the placement agents as additional consideration are in the nature of issue cost and hence recognized as a finance cost in the earnings in the period incurred.

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ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17Pension and other employee obligations

The components of pension and other employee obligations were as follows:

(In USD)
As at	March 31, 2023	March 31, 2022
Current
Provision for gratuity	$70,872	$93,363
Provision for leave encashment	75,134	83,528
Other statutory provisions	—	—
	146,006	176,891
Non current
Provision for gratuity	$215,841	$248,364
Provision for leave encashment	222,967	152,610
Other statutory provisions	—	6,539
Pension and other employee obligations	438,808	407,513

18(a)Other current liabilities

The components of other current liabilities were as follows:

(In USD)
As at	March 31, 2023	March 31, 2022
Payable to customers	$647,283	$646,075
Statutory dues payable	1,583,639	1,592,210
Capital creditors	88,484	104,067
Employee benefit expenses payable	379,167	336,004
Other liabilities	234,459	484,662
Other current liabilities	2,933,032	3,163,018

18(b)Other current liabilities towards related parties

(In USD)
As at	March 31, 2023	March 31, 2022
Other liabilities with related parties	$—	$3,314,139
Other current liabilities towards related parties	—	3,314,139

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19Accumulated other comprehensive income/ (loss)

The components of accumulated other comprehensive income/(loss) were as follows:

(In USD)
As at	March 31, 2023	March 31, 2022
Gain on employee benefit
Balance, beginning of period	$88,735	$39,362
Gain on employee benefit
– Gratuity
Recognised during the period, net of taxes amounts to $ Nil	45,373	51,365
Reclassification to net income: Amortization losses/(gains)	(18,290)	(1,992)
Balance, end of period	115,818	88,735
Foreign currency translation adjustment
Balance, beginning of period	$680,421	$(81,978)
Translation adjustments gain recognised during the period, net of taxes amounts to $ Nil	1,031,760	762,399
Balance, end of period	1,712,181	680,421
Accumulated other comprehensive income / (loss)	1,827,999	769,156

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ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20Capital Stock

Common stock capital

The Company’s authorized common stock consists of 220,000,000 shares with par value of $0.0001 per share. Common stock is entitled to one vote per share. The holders of the common stock are entitled to receive dividends out of available profits only when, (i) such dividends are declared by the Board of Directors, and (ii) dividends are paid or declared and set aside for payment to the holders of preferred stock. In the event of liquidation, dissolution, distribution of assets or winding up of the Company, the holders of common stock have right to receive all the assets of the Company after the rights of the holders of the preferred stock, if any, have been satisfied.

Contributed capital

On January 31, 2022, Zoomcar, Inc. issued 71,429 equity shares at issue price of $0.84 to XTO10X Technologies Pte Ltd towards legal and professional fees incurred in Zoomcar India Private Limited amounting to $60,000. This has been considered as contributed capital by Zoomcar Inc.

21(a)Preferred Stock

Voting

Each holder of outstanding shares of preferred stock will be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock held by such holder are convertible.

The total number of directors of the company are set at 9. The holders of Series Seed preferred stock, Series A Company Stock (Series A and Series A2 collectively), Series B preferred stock and Series C preferred stock, voting as a single, separate class are entitled to elect 1 director each as long as 360,000 shares of preferred stock remain outstanding under each series whereas the holders of Series E preferred stock, voting as a single, separate class are entitled to elect 2 directors of the total number of directors as long as 360,000 shares of preferred stock remains outstanding under this series. Additionally, the holders of common stock and preferred stock, voting together as a single class, and on an as-converted-to-common basis, shall be entitled to elect all other directors.

Dividend

The holders of Series B preferred stock, Series C preferred stock, Series D preferred stock, Series E preferred stock and Series E1 preferred stock are entitled to receive, ratably on a pari passu basis, in preference to the holders of the Series Seed preferred stock, Series A Company Stock and the common stock, dividends at the rate of seven percent (7%) of the Original Issue Price for each such series of preferred stock. Preferential dividends shall be non-cumulative and payable only when declared by the Board of Directors.

The holders of Series Seed preferred stock, Series A preferred stock, are entitled to receive, ratably on a pari passu basis, in preference to the holders of the common stock, dividends at the rate of seven percent (7%) of the Original Issue Price for each such series of preferred stock. Preferential dividends shall be non-cumulative and payable only when declared by the Board of Directors. The company has not declared any dividend since inception.

Conversion

Each share of Series Seed preferred stock, Series A Group preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock, Series E preferred stock and Series E1 preferred stock shall be convertible at the option of the holder without payment of any additional consideration into such number of fully-paid shares as determined by dividing the original issue price of the respective series by the applicable conversion price.

The Original Issue Price shall mean $0.288 per share in the case of Series Seed preferred stock, $0.8368 per share in the case of Series A preferred stock, $2.3717 per share in the case of Series A2 preferred stock, $1.7443 per share in the case of Series B preferred stock, $2.5535 per share in the case of Series C preferred stock, $2.2267 per share in the case of Series D preferred stock,

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$2.50 per share in the case of Series E preferred stock and $3.50 per share in case of Series E1 preferred stock subject to appropriate adjustment in the event of any stock dividend, stock split, combination or similar recapitalization.

The preferred stock shall be subject to mandatory conversion as follows:

All outstanding shares of preferred stock shall automatically be converted into shares of common stock at the then effective applicable conversion ratio in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $40,000,000 of gross proceeds to the Corporation (a “Qualified IPO”);

All outstanding shares of Series A Company Stock shall automatically be converted into shares of Common Stock at the then effective applicable conversion ratio upon the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares (on an as-converted-to-Common basis) of Series A Company Stock;

All outstanding shares of Series B preferred stock shall automatically be converted into shares of common stock at the then effective applicable conversion rate upon the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least 62% of the shares of Series B preferred stock then outstanding; and

All outstanding shares of any other series of preferred stock shall automatically be converted into shares of common stock at the then effective applicable conversion ratio upon the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of such series of preferred stock.

Adjustment of Conversion Price upon issuance of Additional Shares of Common Stock: In the event the Company shall, at any time after the Original Issue Date, issue Additional Shares of Common Stock, without consideration or for a consideration per share less than the Conversion Price for a series of Preferred Stock in effect immediately prior to such issue, then such Conversion Price shall be reduced, concurrently with such issue.

No adjustment in the Conversion Price for a series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Company receives written notice from the holders of (i) with respect to the Series B Preferred Stock, at least 62% of the then outstanding shares of Series B Preferred Stock, and (ii) with respect to the Series Seed Preferred Stock, Series A Preferred Stock, Series A2 Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series E-1 Preferred Stock, at least a majority of the then outstanding shares of such series of Preferred Stock, agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

Liquidation event

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed liquidation event, the holders of the shares of Series B preferred stock, Series C preferred stock, Series D preferred stock, Series E preferred stock and Series E1 preferred stock (collectively, “Senior Preferred Stock”) then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, ratably and on a pari passu basis, before any payment shall be made to the holders of the Series Seed preferred stock, Series A preferred stock or Series A2 preferred stock (collectively, “Junior Preferred Stock”) or common stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Original issue price for such series plus any dividend declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. The holders of shares of each series of Junior Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, ratably and on a pari passu basis, before any payment shall be made to the holder of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Original issue price for such series plus any dividend declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event.

A merger, consolidation, sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Company’s assets would constitute a redemption event (the “Deemed Liquidation Event”) which may be outside of its control. Accordingly, the

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

shares of Preferred Stock are considered contingently redeemable and have been presented outside of permanent equity on the consolidated balance sheets. Because the timing of any such Deemed Liquidation Event is uncertain, the Company elected not to adjust the carrying values of its Preferred Stock to their respective liquidation values until it becomes probable that redemption will occur.

Contingent redemption

Except upon the occurrence of a Deemed Liquidation Event, the holders of Preferred Stock have no voluntary rights to redeem shares.

Units - Series E preferred stock and Warrants

In April 2021 and May 2021, the Company issued 15,005,368 Series E preferred stock and 15,005,368 Warrants at a combined price of $2.50 per unit further to its issue in March 2021.

Units - Series E1 preferred stock

On August 17, 2021, the Company made an initial closing of its private offering. The Company issued 5,020,879 Series E1 preferred stock at a price of $3.50 per unit.

Capital stock outstanding outstanding is as follows:

	As at March 31, 2023					As at March 31, 2022
Type	Authorized shares	Shares issued	Conversion Ratio	Net carrying value	Liquidation preference	Authorized shares	Shares issued	Conversion Ratio	Net carrying value	Liquidation preference
Preferred Stock
Series Seed	6,836,726	6,836,726	1.05	1,542,203	1,542,203	6,836,726	6,836,726	1.00	1,542,203	1,542,203
Series A	11,379,405	11,379,405	1.24	9,288,872	9,288,872	11,379,405	11,379,405	1.00	9,288,872	9,288,872
Series A2	4,536,924	4,536,924	1.30	10,760,224	10,760,224	4,536,924	4,536,924	1.36	10,760,224	10,760,224
Series B	18,393,332	18,393,332	1.30	31,416,488	31,416,488	18,393,332	18,393,332	1.00	31,416,488	31,416,488
Series C	12,204,208	4,125,666	1.32	10,534,889	10,534,889	12,204,208	4,125,666	1.07	10,534,889	10,534,889
Series D	21,786,721	19,016,963	1.32	34,894,262	34,894,262	21,786,721	19,016,963	1.00	34,894,262	34,894,262
Series E	32,999,472	29,999,520	10.61	55,260,089	55,260,089	32,999,472	29,999,520	1.00	55,260,089	55,260,089
Series E1	32,000,000	5,020,879	14.85	15,277,410	15,277,410	32,000,000	5,020,879	1.00	15,277,410	15,277,410
Total preferred stock	140,136,788	99,309,415		168,974,437	168,974,437	140,136,788	99,309,415		168,974,437	168,974,437

Preferred stock warrant

In conjunction with Company’s issuance of Series E and E-1 preferred stock, the Company issued followings warrants to preferred stockholders and placement agencies:

(i)32,999,472 warrants as on March 31, 2023 (32,999,472 as on March 31, 2022) to purchase common stock of the Company at an initial exercise price of $2.50 per share;

(ii)2,999,952 warrants as on March 31, 2023 (2,999,952 as on March 31, 2022) to purchase Series E preferred stock of the Company at an initial exercise price of $2.50 per share;

(iii)502,088 warrants as on March 31, 2023 (502,088 as on March 31, 2022) to purchase Series E1 preferred stock of the Company at an initial exercise price of $3.50 per share.

Warrants to be converted into common stock:

The Warrants are exercisable for common stock at an initial exercise price of $2.50 per share. The Warrants are exercisable at the earliest of: (i) the effectiveness of the Series E Registration Statement, (ii) the closing of any IPO of the Company’s common stock or (iii) the closing of any transaction or set of events that results in the Company being subject to the reporting requirements of the

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Exchange Act (any of the foregoing, a “Public Event”). The Warrants will expire five years from the effective date of any Public Event. The warrants are valued at $0.33.

The Warrants may be redeemed at any time provided that, (i) there is an effective registration statement covering the resale of the shares of Common Stock underlying the Investor Warrants, and (ii) the closing price of the Company’s Common Stock for ten (10) consecutive trading days prior to the date of the notice of redemption is at least $7.50, as proportionately adjusted to reflect any stock splits, stock dividends, combination of shares or like events.

The Company’s warrants to purchase common stock are classified as equity on the consolidated balance sheets. Upon issuance of the warrant, the Company allocated a portion of the proceeds from the sale of its preferred stock to the warrant based on the relative fair values of warrants and preferred stock.

Warrants to be converted into preferred stock:

The warrants are exercisable at an initial exercise price of $2.50 per share for Series E preferred stock and $3.50 per share for Series E-1 preferred stock.

The remaining conditions of the warrants to be converted into preferred stock are similar to the conditions of the warrants to be converted into common stock.

The Company’s warrants to purchase convertible preferred stock are classified as a liability on the consolidated balance sheets and held at fair value because the warrants are exercisable for contingently redeemable preferred stock, which is classified outside of stockholders’ deficits. The convertible preferred stock warrant liability is subject to remeasurement at the end of each reporting period, and changes in the fair value of the warrant liability are reflected in other income and expense, net in the Company’s consolidated statement of operations. See Note 31, Fair value measurements.

Exercise of warrants

Warrants issued on March 17, 2016 to an individual to purchase common stock of the Company have been exercised by a net exercise option during the year ended March 31, 2022. The warrants were initially valued at $ 0.33 and subsequently at the time of net exercise, 19,708 shares have been allotted for settlement of the warrants.

21(b)Redeemable Noncontrolling Interests

Series P1 and P2 preferred stock issued in Indian subsidiary

During the year ended March 31, 2018, the Company’s Indian subsidiary issued 375,185 Series P1 preferred stock aggregating to $20,139,883.

In June 2019, the Company’s Indian subsidiary issued unsecured 18 percent Optionally Convertible Debentures (OCD) to investors amounting to $ 3,704,487. The OCD’s may be converted to Series P2 preferred stock of Company’s Indian subsidiary through the automatic conversion route in the event of qualified financing or through the voluntary conversion route in any other case. The conversion would happen at a price which would be lower of (i) 80% of the price per share paid by the other purchaser of the equity securities in a qualified financing or non-qualified financing and (ii) a price per share equal to USD 350,000,000 divided by the fully-diluted outstanding shares.

The above OCD was classified as liability and measured at fair value with changes in fair value reported in the statement of operations and comprehensive losses under finance cost. On February 02, 2021, the Company’s Indian subsidiary issued 149,986 Series P2 preferred stock in exchange of 18% Optionally Convertible Debentures (OCD) at $1.7814 per share aggregating to $4,936,418 as per the terms of the OCD subscription agreement.

Series P1 and P2 Preferred stock represents the minority preferred stockholders ownership in the Indian subsidiary of the Company which is classified as a redeemable non-controlling interest, because it is redeemable on a deemed liquidation event that is

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

outside of its control. The redeemable non-controlling interest is not accreted to redemption value because it is currently not probable that the non-controlling interest will become redeemable.

Redemption event

On completion of an initial public offering (IPO) of the Company, the Company or its Indian subsidiary will be obligated to redeem Zoomcar India securities in three instalments if the exchange of Series P1 and P2 shares to Series C and Series D preferred stock does not take place : (i) one-third of the securities at the IPO price (net of underwriting discounts) within 30 days following the IPO, (ii) one-third one year after the IPO at a price determined on the basis of a 12-month trailing average closing price; and (iii) the remainder two years after the IPO at a price determined in the same manner.

In the event of an IPO of the Indian subsidiary following a merger of the Company into the Indian subsidiary, the Shares will be exchanged for the same number and class of shares of the Indian subsidiary as the investor would have received had the Exchange occurred immediately prior to such merger

In the event of an IPO of Indian subsidiary that is not accompanied or preceded by a merger of the Company into the Indian subsidiary, the investors shall have the option to convert each Share into a number of equity shares of the Indian subsidiary (subject to appropriate and equitable adjustment for any stock split, combination or stock dividend affecting the Shares or the equity shares of the Indian subsidiary) equal to the fraction obtained by dividing $2.5535 and the Conversion Price of the Series C Preferred Stock in effect at the end of the Secondary Purchase Period.

As a result of financial restrictions imposed by the Reserve Bank of India (RBI), certain Indian investors (including one of the largest investor in the Company) could not invest directly in the Series C preferred stock and Series D preferred stock of the Company but instead invested in the Company’s Indian subsidiary. Series P1 preferred stock and Series P2 preferred stock (collectively, Zoomcar India securities) is convertible into Series C preferred stock and Series D preferred stock, respectively, subject to approval of RBI.

Dividend

The holder of Series P1 Shares and series P2 Shares shall be entitled to receive non-cumulative dividends at the rate of 0.0001% at such time and in such manner as may be determined by the Board of Directors of the Company, as further agreed between the holders of the shares and the Company However, in as of any dividend paid to Series C and Series D preferred stock holders, simultaneously the Company or its Indian subsidiary shall make a similar distribution to the holders of Series P1 and P2 shares.

Voting

The holders of Series P1 and P2 shares are entitled to the voting rights as applicable to Series C and Series D preferred stock holders and are not entitled to any voting rights in the Company’s Indian subsidiary.

The holders of series P1 and P2 has irrevocably waived off any fiduciary duty that the Zoomcar India’s board may owe to them based on their status as holder of shares including right to participate in any dividend or other distribution that Zoomcar India may pay to the holder of P1 and P2 preferred stock or any other shareholder of Zoomcar India.

Liquidation

In the event of any liquidation, Deemed liquidation, dissolution or winding up of the Company, the holders of Series P1 and P2 shares are entitled to receive the same consideration as it would have received in respect of Series C and Series D shares of the Company. For Deemed liquidation event, refer note 17 (a) Preferred stock.

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Conversion

After the expiration of 19 years and 6 months after the closing date, if the exchange of shares to Series C and Series D preferred stock of the Company does not take place, the Series P1 and P2 shares are compulsorily convertible to equity shares of the Indian subsidiary after appropriately adjusting the conversion ratio for any stock split, combination or stock dividend.

The Company do not attribute the pro rata share of the Indian subsidiary’s loss to the redeemable non-controlling interests because these shares are entitled to a liquidation preference and therefore do not participate in losses that would cause their interest to be below the liquidation preference. Upon liquidation, these preferred stocks are entitled to the greater of either (i) the Original issue price for such series plus any dividend declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event.

The balance are summarised as follows:

(In USD)
Year ended	March 31, 2023	March 31, 2022
Zoomcar India Preferred stock	$25,114,751	$25,114,751
Total	25,114,751	25,114,751

22Revenue

The components of revenue, net were as follows:

(In USD)
Year ended	March 31, 2023	March 31, 2022
Income from rentals
Self-drive rentals	$165,834	$11,732,935
Vehicle subscription	—	324,466
Revenues from services
Facilitation revenue (net)	8,586,785	589,331
Other revenues	73,587	150,309
Total	8,826,206	12,797,041

Revenue by geographical location	March 31, 2023	March 31, 2022
India	$8,615,615	$12,752,181
Egypt	110,092	36,655
Indonesia	1,554	10
Vietnam	98,945	7,155
Philippines	—	1,040
	8,826,206	12,797,041

Contract balances

The amount of contract assets for performance obligations satisfied prior to payment are not material for the year ended March 31, 2023 and March 31, 2022, respectively. The Company’s contract liabilities for consideration collected prior to satisfying the performance obligations is $786,572 and $69,352 as at March 31, 2023 and March 31, 2022 respectively. The Company has collected $525,868 as advance from customers during the year ended March 31, 2023.

The Company offers loyalty program, Z-Points, that results in the deferral of revenue equivalent to the retail value at the date the points are earned. The Company had accumulated deferred revenue amounting to $260,705 and $277,398 as at March 31, 2023 and March 31, 2022, respectively in relation to Loyalty program.

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue recognized during the year ended March 31, 2023 and March 31, 2022 which was included in contract liabilities balance at the beginning of the period is $77,226 and $269,170 respectively.

23Finance costs

The components of finance costs were as follows:

(In USD)
Year ended	March 31, 2023	March 31, 2022
Finance costs - other than related parties
Interest on vehicle loans	$620,211	$1,757,068
Interest on finance leases	844,424	1,046,991
Interest on subcontractor liability	96,762	—
Change in fair value of preferred stock warrant	—	455,265
Change in fair value of convertible promissory note	944,727	—
Change in fair value of senior subordinated convertible promissory notes	9,312,177	—
Change in fair value of derivative financial instrument	14,373,856	—
Note issue expenses	961,628	—
Bank charges	85,434	66,218
Other borrowings cost	331,533	25,535
Total	27,570,752	3,351,077
Finance costs -to related parties
Interest on vehicle loans	$64,844	$110,714
Total	64,844	110,714

24Other (income) /expense, net

The components of other income (expense), net were as follows:

(In USD)
Year ended	March 31, 2023	March 31, 2022
Other (income) /expense, net - other than related parties
Interest income	$(13,097)	$(125,700)
Gain on termination/ modification of finance leases	(130,719)	(369,583)
Change in fair value of preferred stock warrant	(420,245)	—
Loss/ (gain) on sale of assets	311,375	(523,845)
Loss/ (gain) on sale of assets held for sale	(1,644,650)	(137,549)
Net (gains)/ losses on foreign currency remeasurements	313,584	9,083
Other, net	(459,804)	(457,428)
Total	(2,043,556)	(1,605,022)
Other (income) - from related parties
Interest income	$(15,804)	$(16,860)
Total	(15,804)	(16,860)

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25Income taxes

The components of loss before income taxes consist of the following:

(In USD)
Year ended	March 31, 2023	March 31, 2022
Domestic	$(28,261,210)	$(2,177,073)
Foreign	(33,770,866)	(28,868,079)
Loss before income taxes	$(62,032,076)	$(31,045,152)

The components of the provision for income taxes were as follows:

(In USD)
Year ended	March 31, 2023	March 31, 2022
Current Taxes
U.S. federal	$—	$—
U.S. state and local	—	—
Foreign	—	—
Current taxes	$—	$—
Deferred Taxes
U.S. federal	$—	$—
U.S. state and local	—	—
Foreign	—	—
Deferred Taxes	$—	$—
Provision for income taxes	$—	$—

The following is a reconciliation of the statutory federal income tax rate to our effective tax rate

	March 31, 2023	March 31, 2022
Accounting profit/(loss) before tax	$(62,032,076)	$(31,045,152)
Tax using the Company’s domestic tax rate	(13,026,736)	(6,519,482)
Federal statutory income tax rate	21%	21%
Tax impact of :Valuation allowance	(22)%	(20)%
Difference in tax rates	(2)%	(1)%
Permanent Differences
- Fair valuation of Warrants /convertible notes	3%	0%
Effective tax rate	0%	0%
Current Tax expense	—	—
Deferred Tax expense	—	—
Income tax expense reported in the Statement of profit and loss/Effective
Tax Rate	—	—

The Company has unused tax losses amounting to $6,692,473 and $9,127,777 as at March 31, 2023 and March 31, 2022. $5,877,347 can be carried forward indefinitely, whereas $64,347 can be carried forward upto 2033; $294,720 upto 2034; $220,520 upto 2035; $115,253 upto 2036 and $120,286 upto 2037.

The Company’s operations are primarily based out of Indian jurisdiction. There are unused tax losses amounting to $126,274,947 and $91,346,996 as at March 31, 2023 and March 31, 2022, respectively in the Indian subsidiary. The tax benefit for these losses, if not utilized, will expire on various dates starting from financial year 2024 to 2031. Additionally, net operating losses amounting to $39,079,569 (March 31, 2022: $40,336,839) is available for set-off against future income without any expiration date. Under the Indian jurisdiction, a period of eight financial years remain open to assessment by tax authorities.

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has created valuation allowance on the deferred tax asset resulting from such losses due to Company’s history of past losses and lack of conclusive evidence to support the view that sufficient taxable profit will be generated in the future by the Company to offset such losses.

The Company files tax returns in the U.S. federal, various state, and foreign jurisdictions. In the normal course of business, the Company is subject to examination by tax authorities. Our major tax jurisdiction is in India. The Indian tax authority is currently examining our 2016 through 2022 tax returns.

As at March 31, 2023, tax returns for years ended March 31, 2020 and onward remain subject to examination by tax authorities in India. There are other ongoing audits in various other jurisdictions that are not material to our financial statements.

The Company received an order for fiscal year 2015-16 in relation to non deduction of tax deducted at source withholding taxes on certain payments to resident payees/service providers amounting to $130,966 (March 31, 2022: $141,686) including interest of $46,472 (March 31, 2022: $50,276). Penalty of $130,966 has been claimed but the proceedings are kept under abeyance until the above order is disposed off.

The Company has received an order for disallowance of lease payment, interest and prior period expense for the fiscal year 2015-16 amounting to $1,176,524 (March 31, 2022: $1,272,820) and for fiscal year 2017-18 amounting to $2,154,971 (March 31, 2022: $2,331,352) for disallowance of lease payment and PF contribution.

The Company has filed appeals against the above orders before higher authority.

The Company has not recognized any uncertain tax position for the year ended March 31, 2023 and March 31, 2022, respectively. The Company believes these orders are unlikely to be sustained at the higher appellate authorities.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred income tax assets and liabilities as of March 31, 2023 and 2022 consisted of the following

Year ended	March 31, 2023	March 31, 2022
Deferred tax assets:
Net operating loss carryforwards	35,315,394	26,198,432
Depreciation on property plant and equipment and intangible assets	—	508,801
Lease liability	431,669	124,683
Others	—	165,230
Total deferred tax assets	35,747,063	26,997,146
Less: Valuation allowance	(34,877,803)	(26,882,929)
Deferred tax assets, net of valuation allowance	$869,260	$114,217
Deferred tax liabilities:
Right of use assets	(440,418)	(114,217)
Depreciation on property plant and equipment and intangible assets	(342,678)	—
Others	(86,164)	—
Total deferred tax liabilities	(869,260)	(114,217)
Net deferred tax assets	$—	$—

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended March 31, 2023, the change in the valuation allowance was $7,994,874.

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has received various orders from Indian tax authorities, for details refer note 33.

26Net loss per share

The components of basic and diluted loss per share were as follows:

(In USD, except loss per share)
Year ended	March 31, 2023	March 31, 2022
Net income available for common shareholders (A)	$(62,032,076)	$(31,045,152)
Weighted average outstanding shares of common stock (B)	16,987,064	16,840,926
Dilutive effect of stock-based awards	—	—
Common stock and common stock equivalents (C)	16,987,064	16,840,926
Loss per share
Basic (A/B)	$(3.65)	$(1.84)
Diluted (A/C)	$(3.65)	$(1.84)

Since the Company was in a loss position for the year ended March 31, 2023 and March 31, 2022 basic loss per share was same as diluted net loss per share for the periods presented. The following potentially dilutive outstanding securities as of March 31, 2023 and March 31, 2022 were excluded from the computation of diluted loss per share because their effect would have been anti-dilutive for the periods presented, or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period.

As at	March 31, 2023	March 31, 2022
Convertible preferred stock	112,660,326	109,462,816
Preferred stock warrants	36,501,508	34,544,377
Stock options	515,402	2,223,457
Senior subordinated convertible promissory note	538,707	—
Derivative financial instruments	646,449	—
Total	150,862,392	146,230,650

27Employee benefit plans (unfunded)

Employee benefit plans includes gratuity and compensated absences payable to employees. These benefit plans consist a defined benefit plan for gratuity payable by the Indian subsidiary of the Company under Indian regulations. These are determined under the projected unit credit method, with actuarial valuations being carried out at each reporting date. The retirement benefit obligations recognised in the consolidated balance sheet represents the present value of the defined obligations. Under an employee benefit plan, it is the Company’s obligation to provide agreed benefits to the employees. The related actuarial and investment risks fall on the Company. The summary of current and non-current employee benefit plans obligations along with it’s components are as below:

Pension and other employee obligations
Year ended	March 31, 2022	March 31, 2022
Current
Gratuity	$70,872	$93,363
Compensated absences	75,134	83,528
	146,006	176,891
Non current
Gratuity	215,841	248,364
Compensated absences	222,967	152,610
	438,808	400,974

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

I.Gratuity

For year ended	March 31, 2023	March 31, 2022
Changes in projected benefit obligation (PBO)
PBO at the beginning of the year	$341,727	$352,630
Service cost	97,679	105,812
Interest cost	18,405	18,112
Actuarial gain	(45,373)	(51,364)
Benefits paid	(100,528)	(70,725)
Effect of exchange rate changes	(25,196)	(12,738)
PBO at the end of the period	286,714	341,727
Accrued pension liability
Current liability	$70,872	$93,363
Non-current liability	215,841	248,364
	286,714	341,727
Accumulated benefit obligation	202,036	236,753

Net gratuity cost recognized in income statement
Year ended	March 31, 2023	March 31, 2022
Service cost	$97,679	$105,812
Interest cost	18,405	18,112
Amortization of net actuarial (gains)/loss	(18,290)	(1,992)
Net periodic benefit cost	97,794	121,932

Re-measurement (gains) / losses in other comprehensive income
Year ended	March 31, 2023	March 31, 2022
Actuarial gain	$(45,373)	$(51,364)
Amortization loss	(18,290)	(1,992)
Total	(27,083)	(49,372)

Components of actuarial gain:
Year ended	March 31, 2023	March 31, 2022
Actuarial gain due to demographic assumption changes in defined benefit obligation	$(11,440)	$(7,588)
Actuarial (gain)/ loss due to financial assumption changes in defined benefit obligation	(7,033)	12,920
Actuarial gain due to experience on defined benefit obligation	(26,900)	(56,696)
Total	(45,373)	(51,364)

The assumptions used in accounting for the gratuity plan are as follows:

Year ended	March 31, 2023	March 31, 2022
Discount rate - staff	7.37%	7.17%
Discount rate - independent service provider*	7.25%	5.23%
Attrition rate - staff	36.00%	31.00%
Attrition rate - independent service provider*	92.00%	89.00%
Rate of increase in compensation levels - staff	12.67%	13.00%
Rate of increase in compensation levels - independent service provider*	14.50%	16.57%

*Independent service provider are contract employees responsible for maintaining the fleet of the Company.

During the year ended March 31, 2023 and March 31, 2022, actuarial gain was driven by changes in actuarial assumptions, offset by experience adjustments on present value of benefit obligations.

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company evaluates these assumptions annually based on its long-term plans of growth and industry standards. The discount rates are based on current market yields on government securities adjusted for a suitable risk premium.

Sensitivity analysis for the :

Year ended	March 31, 2023		March 31, 2022
	Increase	Decrease	Increase	Decrease
Discount rate (- / + 1%)	$14,216	$12,795	$18,550	$16,404
Salary growth rate (- / + 1%)	7,934	8,508	10,694	10,626
Attrition rate (- / + 1%)	4,801	4,551	6,865	6,423
Mortality rate (- / + 10% of mortality rates)	—	51	66	66

Expected benefit payments for the year ending March 31,:
2024	$70,872
2025	33,640
2026	20,168
2027	16,406
2028	9,927
Thereafter	135,701
Total	286,714

II.Compensated absences

The employees are permitted to encash a maximum of 45 days of accumulated leave balance on separation. The Company has provided liability for compensated absences as per an actuarial valuation carried out by an independent actuary on the Balance Sheet date.

The assumptions used in accounting for the compensated absences are as follows:

Year ended	March 31, 2023	March 31, 2022
Discount rate	7.37%	7.17%
Attrition rate	36.00%	31.00%
Rate of compensation increase	12.67%	13.00%

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards.

Defined contribution plan

The Indian subsidiary makes provident fund contributions which are defined contribution plans, for qualifying employees. Under the Schemes, the Indian subsidiary is required to contribute a specified percentage of the payroll costs to fund the benefits. The contributions are made to provident fund in accordance with the fund rules. The interest rate payable to the beneficiaries every year is notified by the Government. The amount of contributions made to provident fund is $622,401 for the year ended March 31, 2023 and $572,044 for the year ended March 31, 2022.

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28Stock-based compensation expense

In 2013, the Company adopted its 2013 Equity Incentive Plan, under which the Company may grant options and restricted stock to eligible participants. The plan is equity settled. Options are generally granted for a term of ten years. Options have a graded vesting period of up to four years and the expenses are recorded on a straight-line basis over the requisite service period for each separately vesting portion of the awards. The Company settles employee stock-based options with newly issued common stock of the Company. As at March 31, 2023, the Company had 1,390,318 number of shares authorized for awards of options or other equity instruments.

The following tables summarizes total stock-based compensation expense by function for the year ended March 31, 2023 and March 31, 2022:

Year ended	March 31, 2023	March 31, 2022
Cost of revenue	$575,662	$732,792
Technology and development	341,370	77,044
Marketing expenses	58,822	344,130
General and administrative expenses	2,634,244	2,725,652
Total stock-based compensation expense	3,610,097	3,879,618

The stock-based compensation expense is recorded in the employee benefit cost and apportioned basis respective functions.

The fair value of options granted is estimated on the date of grant using the Black-Scholes-Merton option-pricing model using the weighted average assumptions. The assumptions are as follows:

Year ended	March 31, 2023	March 31, 2022
Dividend yield	0.00%	0.00%
Expected volatility	60.00%	50.00 - 60.00%
Risk-free interest rate	2.39-2.81%	0.63 - 3.29%
Exercise price	$2.20	$0.06 - $2.20
Expected life (in years)	5.5 - 7	5.5 - 7
Attrition rate	30.00%	30.00%

The movement in number of stock-based options outstanding and their related weighted average exercise price are as follows:

	Year ended March 31,
	2023		2022
		Weighted average		Weighted average
	No. of options	exercise price	No. of options	exercise price
Outstanding at the beginning of the year	16,081,481	$1.78	4,438,990	$0.56
Granted during the year	1,873,500	2.20	12,656,600	2.20
Forfeited during the year	(1,696,868)	1.78	(865,798)	1.54
Exercised during the year	—	—	(148,311)	0.32
Outstanding at the end of the year	16,258,113	1.82	16,081,481	1.80
Exercisable at the end of the year	9,152,861	1.54	3,736,654	0.54
Unvested at the end of the year	7,105,252	2.20	12,344,827	2.18

The weighted average grant date fair value of stock options granted during the year ended March 31, 2023 and March 31, 2022 were $0.81 and $0.75 per share, respectively.

Weighted average remaining life (in years)

Year ended	March 31, 2023	March 31, 2022
Vested options	6.67	4.93
Unvested options	8.49	9.37

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The expected life of the stock is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may also not necessarily be the actual outcome.

The compensation cost of unvested awards not yet recognized as of March 31, 2023, is $2,339,160. The weighted average period over which stock-based compensation expenses of non-vested awards not yet recognized is expected to be recognized is 1.15 years.

The exercise period stock options held by employees who have resigned from the Company has been revised during the year ended March 31, 2022 from 3 years to 5 years from the date of resignation. The impact of this modification is immaterial.

The total intrinsic value at the date of exercise for the options exercised during the year ended March 31, 2023 is NIL (March 31, 2022 : $143,505)

Cash received from share based agreements for exercise of share-based payment awards during the year ended March 31, 2023 was NIL (March 31, 2022 : $42,268)

29Related Party Transactions

Key managerial personnel (KMP)

Gregory Bradford Moran	Chief Executive Officer & Director
Mahindra & Mahindra Limited	Investor in Indian subsidiary

Enterprises owned or significantly influenced by above

Mahindra & Mahindra Financial Services Limited

Mahindra Electric Mobility Limited

Mahindra First Choice Wheels Limited

Related party transactions pertaining to loans, investments, cash and cash equivalents and other current liabilities have been stated on the face of the consolidated balance sheet and consolidated statement of operations.

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company had following transactions with related parties:

Year ended	March 31, 2023	March 31, 2022
Interest Expense
Mahindra & Mahindra Financial Services Limited	$64,844	$110,714
Interest income
Mahindra & Mahindra Financial Services Limited	15,804	16,860
Debt - principal repayment
Mahindra & Mahindra Financial Services Limited	251,700	2,379,531
Debt - foreclosure charges
Mahindra & Mahindra Financial Services Limited	1,123,384	95,120
Proceeds from sale of property and equipment
Mahindra First Choice Wheels Ltd	3,187,157	3,388,479
Legal Fees
Mahindra First Choice Wheels (MH)	668	2,943
Balances written off
Mahindra & Mahindra Ltd	—	17,291
Mahindra And Mahindra Financial Service Limited	—	7,447
Mahindra Electric Mobility Ltd	—	3,277
Advance received for sale of property and equipment
Mahindra First Choice Wheels Ltd	—	3,327,732

The Company has the following outstanding balances with related parties:

As at	March 31, 2023	March 31, 2022
Debt (non-current and current maturities)
Mahindra & Mahindra Financial Services Limited	$1,054,887	$2,620,321
Fixed deposits (including interest accrued)
Mahindra & Mahindra Financial Services Limited	262,117	276,400
Advance received for sale of property and equipment
Mahindra First Choice Wheels Ltd	15,067	3,266,108
Advance to director (net)
Gregory Bradford Moran	19,682	—
Payable to director (net)
Gregory Bradford Moran	—	48,031
	1,351,753	6,210,860

30Variable Interest Entities

An entity is a VIE if it has any of the following characteristics :

The entity does not have enough equity to finance its activities without additional subordinated financial support.

The equity holders, as a group, lack the characteristics of a controlling financial interest.

The entity is structured with non-substantive voting rights (i.e., an anti-abuse clause).

We consolidate VIEs in which Company hold a variable interest and are the primary beneficiary. Company is the primary beneficiary because it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that potentially could be significant to the VIE and the right to receive benefits from the VIE that potentially could be significant to the VIE (benefits). As a result, we consolidate the assets and liabilities of these consolidated VIEs.

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The VIEs have been incorporated in their respective locations to perform the business of providing mobility solutions to consumers and businesses.

The following table summarizes the assets and liabilities related to the Company’s consolidated VIEs:

	March 31, 2023	March 31, 2022
Assets
Cash and Cash equivalents	$50,498	$122,489
Accounts receivable	100,691	7,500
Other current assets	18,428	9,793
Property and equipment, net	147,579	22,664
Intangible assets, net	11,900	20,837
Long term Investments	4,347	239,784
Receivable from government authorities -non current	51,838	13,369
Liabilities
Accounts payable	$417,884	$450,746
Contract Liabilities	11,912	3,399
Other current liabilities	370,831	168,151
Pension and other employee obligations	—	6,540

Total investment in the VIEs is as follows:

Name of the VIE entity	Place of incorporation	Nature of investment	Investor entity
Zoomcar Egypt Car Rental LLC	Egypt	Debt	Zoomcar Netherlands Holding B.V
Zoomcar Egypt Car Rental LLC	Egypt	Debt	Zoomcar Inc.
Fleet Mobility Philippines Corporation *	Philippines	Debt	Zoomcar Inc.
PT Zoomcar Indonesia Mobility Service **	Indonesia	Equity	Fleet Holding Pte Ltd
PT Zoomcar Indonesia Mobility Service **	Indonesia	Debt	Zoomcar Inc.
Zoomcar Vietnam Mobility LLC	Vietnam	Debt	Fleet Holding Pte Ltd
Zoomcar Vietnam Mobility LLC	Vietnam	Debt	Zoomcar Inc.
Zoomcar Vietnam Mobility LLC	Vietnam	Equity	Fleet Holding Pte Ltd

These amounts have been eliminated during the process of consolidation

*

In May 2022, Company had initiated the process of winding-up for Fleet Mobility Philippines Corporation. Therefore, Company has written off the investment made in the VIE since the Company do not expect to recover the amount. The assets consolidated for the VIE are not material.

**

As of March 31, 2022, Fleet Holding Pte Ltd. was consolidated under VIE model as it does not have enough equity to finance its activities to operate the business. During the year ended March 31, 2023, Fleet Holding Pte Ltd. has made equity investment in PT Zoomcar Indonesia Mobility Service, and as a result, the entity has sufficient equity at risk to operate the business. Therefore, PT Zoomcar Indonesia Mobility Service has been consolidated as a voting interest entity as at March 31, 2023 and not as a VIE.

The VIEs included in consolidated financial statements are separate legal entities and their assets are legally owned by them and are not available to the Company’s creditors or creditors of Company’s other subsidiaries.

Nature of, and changes (if any) in, the risks associated with a reporting entity’s involvement with the VIE

Incase of all the entities, the reporting entity is exposed to foreign currency exchange risk of the subsidiaries since the subsidiaries are incorporated in countries other than the country in which the reporting entity has been incorporated.

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Further, Fleet Holding Pte Ltd has advanced loan to Zoomcar Vietnam Mobility LLC, Zoomcar Inc. has advanced loan to Fleet Mobility Philippines Corporation and Zoomcar Netherlands Holding B.V has advanced loan to Zoomcar Egypt Car Rental LLC. Each of the lending entities is thus exposed to the credit risk of the respective borrower entities to whom loan has been advanced.

31Financial Instruments — Fair Value Measurements

ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”) defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability as against assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including the Company’s own credit risk.

The carrying value of financial instruments not carried at fair value by categories are as below:

As at	March 31, 2023	March 31, 2022
Financial assets
Cash and cash equivalents	$3,853,281	$26,783,791
Accounts receivable	255,175	204,198
Receivable from government authorities	4,211,143	4,649,100
Long term investments	254,032	399,806
Other financial assets	887,440	1,214,925
Total assets	9,461,071	33,251,819
Financial liabilities
Accounts payable	$6,547,978	$6,318,686
Debt	5,509,948	12,248,554
Other financial liabilities	1,349,393	1,618,840
Total liabilities	13,407,319	20,186,080

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	March 31, 2023
	Total Carrying
	value	Level 1	Level 2	Level 3
Assets:
Assets held for sale	$923,176	$—	$923,176	$—
Liabilities:
Preferred stock warrant liability	$1,190,691	$—	$—	$1,190,691
Convertible promissory note	10,944,727	—	—	10,944,727
Senior subordinated convertible promissory note	17,422,132	—	—	17,422,132
Derivative financial instrument	14,373,856	—	—	14,373,856

	March 31, 2022
	Total Carrying
	value	Level 1	Level 2	Level 3
Assets:
Assets held for sale	$4,298,419	$—	$4,298,419	$—
Liabilities:
Preferred stock warrant liability	$1,610,938	$—	$—	$1,610,938

Level 2: The fair value of Assets held for sale not traded in an active market is determined using the quoted prices in markets that are not active or inputs other than the quoted prices that are observable either directly or indirectly considering all the relevant factors of assets.

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s recurring Level 3 financial instruments within the Company’s fair value hierarchy as of March 31, 2023 consist of Company’s convertible promissory note, senior subordinated convertible promissory note, preferred stock warrant liability and derivative financial instrument (as of March 31, 2022 - Company’s preferred stock warrant liability).

The fair value of the warrant liability is estimated using a Monte Carlo simulation model as the series and number of shares issued upon exercise is contingent upon the outcome of multiple discrete scenarios. The fair value of the underlying shares used within the Monte Carlo simulation model was estimated using an option pricing model to estimate the allocation of value to the various classes of securities of the Company. The significant unobservable inputs into the valuation model include the expected warrant term, the fully-diluted stock value, and volatility. A significant increase (decrease) in any of the unobservable inputs in isolation would result in a material increase (decrease) in the Company’s estimate of fair value of the derivative financial instrument.

Warrant

The Company used the following assumptions for preferred stock warrant liability and derivative financial instrument in the model:

	March 31, 2023	March 31, 2022
Remaining term (years)	5.21	5.92
Volatility(1)	53%	55%
Risk-free rate(2)	3.60%	2.40%
Estimated exercise price	$0.23 - 5	$2.5 – 3.5
Calculated fair value per share	$10.7	$1.8
(1)	Expected volatility is based upon the historical volatility of a peer group of publicly traded companies.
(2)	The risk-free rate for the expected term of the warrant is based on U.S. Treasury constant maturities yield at measurement date.

Convertible promissory notes

The Company measures its notes and SSCPN at fair value based on significant inputs not observable in the market, which caused them to be classified as Level 3 measurements within the fair value hierarchy. Changes in the fair value of the convertible promissory notes and securities related to updated assumptions and estimates were recognized as change in fair value of convertible promissory note within the consolidated statements of operations and comprehensive loss. Changes in the fair value of senior subordinated convertible promissory note and securities related to updated assumptions and estimates were recognized as change in fair value of senior subordinated convertible promissory note within the consolidated statements of operations and comprehensive loss.

The Company used the following assumptions for the year ended March 31, 2023 in the model for valuation of:

	Convertible	Senior subordinated
	promissory	convertible
	note	promissory note
Remaining term (years)	0.21	0.21
Volatility(1)	34%	34%
Risk-free rate(2)	4.80%	4.80%
Estimated conversion price	$10	$5
Calculated fair value per share	$10.7	$10.7
(1)	Expected volatility is based upon the historical volatility of a peer group of publicly traded companies.
(2)	The risk-free rate for the expected term of the warrant is based on U.S. Treasury constant maturities yield at measurement date.

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The changes in the fair value are summarized below:

	Preferred stock warrant liability	Convertible promissory note	Senior subordinated convertible promissory note	Derivative financial instrument
Balance as of March 31, 2021	$494,807	$—	$—	$—
Issue of convertible preferred stock warrant	660,866	—	—	—
Change in fair value of convertible preferred stock warrant	455,265	—	—	—
Balance as of March 31, 2022	1,610,938	—	—	—
Issue of convertible promissory note	$—	10,000,000	$—	$—
Issue of senior subordinated convertible promissory note and warrants	—	—	8,109,954	—
Change in fair value of convertible preferred stock warrant	(420,245)	—	—	—
Change in fair value of convertible promissory note	—	944,727	—	—
Change in fair value of SSCPN	—	—	9,312,177	—
Change in fair value of derivative financial instrument	—	—	—	14,373,856
Balance as of March 31, 2023	1,190,691	10,944,727	17,422,131	14,373,856

During the year ended March 31, 2023 and March 31, 2022, there were no non-recurring fair value measure of assets or liabilities subsequent to initial recognition.

32Derivative financial instrument

The warrants were issued to de-risk the business and secure capital ahead of the deSPAC process. This approach ensures that the Company can continue executing its planned strategies, considering the potential impact of factors beyond our direct control on the SPAC timeline.

The warrants are subject to equity price risk since the underlying for the instrument is the Company’s common stock price.

The fair value of derivative liabilities as on March 31, 2023 and March 31, 2022 are as follows:

	March 31, 2023		March 31, 2022
	Balance Sheet		Balance Sheet
As at	Location	Fair Value	Location	Fair Value
Derivatives not designated as hedging instruments under ASC 815-20
Warrants issued against SSCPN	Derivative financial instrument	$11,978,213		$—
Warrants issued to Placement agent		2,395,643		—
Total		$14,373,856		—

The changes in fair value of warrants are being recognized under ‘Change in fair value of derivative financial instrument’ within the Consolidated Statement of Operations. See Note 31, Fair value measurements. The Company classifies cash flows related to derivative liabilities as financing activities in the Consolidated Statement of Cash Flows.

(This space has been left intentionally blank)

33Commitments and contingencies

Contingencies

(A)	Claims filed against the Company by customers and third-parties not acknowledged as liability amounted to $4,639,473 and $5,315,190 as at March 31, 2023 and March 31, 2022, respectively. These claims have been made for personal injuries

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(customer and/or third parties) and amounts charged to customers by the Company as damages for improper use of vehicles and/or physical damages made to vehicles during an active trip. The Company has procured third-party insurance policies for fleet under its management which indemnifies against personal death and/or injuries suffered either by the customer or third-parties during the use of its vehicles. Based on the insurance coverage, the Company is confident that liability, if any, arising from these claims will be covered by the insurance. While uncertainties are inherent in the final outcome of these matters, the Company believes, that the disposition of these proceedings will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.
(B)	The Company has received various orders from time to time from Indian indirect tax authorities.

The Company has received an order disallowing input credit taken on certain vehicles purchased for the period from July 2017 to July 2019 amounting to $440,703 (March 31, 2022: $476,773).

The Company received a show cause notice for service tax liability on booking fees and penalty charges collected for the period October 2014 to July 2017 amounting to $4,504,751 (March 31, 2022: $4,873,457).

The Company has filed an appeal against the above orders before higher authority.

The Company has received demand notice for $34,631 from Indian indirect tax authorities for the period April 2017 to June 2017 due to disallowance input tax credit.

The Company has received show cause notice from Indian indirect tax authorities disputing the goods and service tax input availed and the rate of input availed amounting to $450,477 (March 31, 2022: $487,348).

The Company has filed submissions and is awaiting further communication on the matter.

Based on the submissions provided to the authorities and documents available no outflow is expected. Hence the Company has not created any provision as at March 31, 2023 and March 31, 2022 for the above matters.

(C)	As at March 31, 2023, there are 5,115 bookings in progress. The Company bears the risk of loss or damage to the host vehicle with respect to such bookings. The Company makes certain assumptions based on currently available information to estimate the trip protection reserves. A number of factors can affect the actual cost of a claim, including the length of time the claim remains open and the results of any related litigation. Furthermore, claims may emerge in future years for events that occurred in a prior year at a rate that differs from previous projections. Trip protection reserves are continually reviewed and adjusted as necessary as experience develops or new information becomes known. However, ultimate results may differ materially from the Company’s estimates, which could result in losses over the Company’s reserved amounts. The Company has determined the trip protection reserves for such risk of loss to be immaterial for the purpose of this consolidated financial statements.

ZOOMCAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

34Subsequent events

(A)	Pursuant to the Business Combination Agreement (BCA) for merger entered into with Innovative International Acquisition Corp. (SPAC), the Company has entered into a warrant and convertible note agreement in February 2023 with new investors and has raised $8.66 million during April - May 2023 (which will convert at a discount in the deSPAC or in a qualified financing). Additionally, pursuant to signing of the BCA, the company is in the process of raising an additional USD 7.7 million through convertible note.
(B)	Following the balance sheet date, on May 28, 2023, the Company’s board of the directors have expressed their intentions to initiate the voluntary winding up of the Zoomcar Vietnam Mobility LLC (“Vietnam entity”) by December 31, 2023. In accordance with ASC 205 - Presentation of financial statements, liquidation of the Vietnam entity is not imminent as of June 23, 2023 and thus Company will be adopt liquidation basis of accounting subsequently. The financial impact is unascertainable as under liquidation basis of accounting, assets will be valued at their net realizable values and liabilities will be stated at their estimated settlement amounts.

The Company has evaluated subsequent events from the balance sheets date through June 23, 2023, the date at which the Consolidated financial statements were available to be issued.

Annex A

Executed Version

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

by and among

INNOVATIVE INTERNATIONAL ACQUISITION CORP.,

as the Purchaser,

INNOVATIVE INTERNATIONAL MERGER SUB, INC.,

as Merger Sub,

GREG MORAN,

in the capacity as the Seller Representative,

and

ZOOMCAR, INC.,

as the Company

Dated as of October 13, 2022

A-i

A-ii

INDEX OF EXHIBITS

Exhibit	Description
Exhibit A	Form of Stockholder Support Agreement
Exhibit B	Form of Lock-Up Agreement
Exhibit C	Form of Sponsor Support Agreement
Exhibit D	Form of Ananda Trust Subscription Agreement

A-iii

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This Agreement and Plan of Merger and Reorganization (this “Agreement”) is made and entered into as of October 13, 2022 by and among (i) Innovative International Acquisition Corp., a Cayman Islands exempted company (together with its successors, including after the Domestication (as defined below), the “Purchaser”), (ii)  Innovative International Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), (iii) Greg Moran, in the capacity as the representative from and after the Effective Time for the Company Stockholders (as defined below) as of immediately prior to the Effective Time in accordance with the terms and conditions of this Agreement (the “Seller Representative”), and (iv) Zoomcar, Inc., a Delaware corporation (the “Company”). The Purchaser, Merger Sub, the Seller Representative and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS:

A.The Company, directly and indirectly through its subsidiaries, operates an asset light short-term carsharing platform;
B.The Purchaser is a blank check company incorporated in the Cayman Islands for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses and the Purchaser owns all of the issued and outstanding capital stock of Merger Sub, which was formed for the sole purpose of the Merger (as defined below);
C.Prior to the consummation of the Merger (as defined herein), the Purchaser shall continue out of the Cayman Islands and into the State of Delaware as to re-domicile as and become a Delaware corporation pursuant to the Cayman Islands Companies Law (2020 Revision) (the “Cayman Islands Companies Law”) and the applicable provisions of the Delaware General Corporation Law (as amended, the “DGCL”);
D.The Parties intend to effect the merger of Merger Sub with and into the Company, with the Company continuing as the surviving entity (the“Merger”), as a result of which, among other things, (i) all of the issued and outstanding capital stock of the Company immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right for each Company Stockholder to receive its Stockholder Pro Rata Share (as defined herein) of the Stockholder Merger Consideration (as defined herein) (with outstanding restricted shares of Company Common Stock being exchanged for the right to receive shares of Purchaser Common Stock subject to equivalent restrictions); (ii) outstanding Company Options (as defined herein) shall be assumed by the Purchaser (with equitable adjustments to the number and exercise price of such assumed Company Options) with the result that such assumed Company Options shall be converted into the right to receive options exercisable into shares of Purchaser Common Stock; (iii) outstanding Company Warrants shall be assumed by the Purchaser (with equitable adjustments to the number and exercise price of such assumed Company Warrants) with the result that such assumed Company Warrants shall be converted into the right to receive warrants exercisable into shares of Purchaser Common Stock, all upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL and (iv) the Company’s obligation to issue shares of Company Preferred Stock in exchange for Zoomcar India Stock pursuant to the Zoomcar India Subscription Agreements (all as defined herein) shall be assumed by the Purchaser and shall be converted to obligations to issue shares of Purchaser Common Stock upon the terms set forth in the Zoomcar India Subscription Agreements;
E.The board of directors of the Purchaser has established a special committee of the board of directors of Purchaser (such committee, the“Special Committee”), the favorable recommendation of which is required as a condition to the board of directors of the Purchaser approving the Transactions. The Special Committee has provided and not revoked or withdrawn its favorable recommendation to the board of directors of Purchaser to approve and adopt the Agreement and the Transactions;
F.The boards of directors of the Company, the Purchaser and Merger Sub have each (i) determined that the Merger (preceded by the Domestication) is fair, advisable and in the best interests of their respective companies, shareholders and stockholders, (ii) approved this Agreement and the Transactions, including the Domestication and the Merger (as applicable), upon the terms and subject to the conditions set forth herein, and (iii) determined to recommend to their respective shareholders and stockholders the approval and adoption of this Agreement and the Transactions, including the Domestication and the Merger;
G.Simultaneously with the execution and delivery of this Agreement, the Company shall have delivered to Purchaser the stockholder support agreements in the form attached as Exhibit A hereto (collectively, the “Stockholder Support Agreements”) signed by the Company and certain holders of Company Stock mutually agreed upon by the Purchaser and the Company prior to the date hereof, which holders are set forth on Schedule G. Such Stockholder Support Agreements provide that, among other things, such Company Stockholders will vote their shares of Company Stock in favor of this Agreement and the Transactions;
H.Simultaneously with the execution and delivery of this Agreement, the Company Stockholders set forth on Schedule H and Ananda Trust have each entered into a Lock-Up Agreement with Purchaser, the form of which is attached as Exhibit B hereto (each, a “Lock-Up Agreement”), to become effective as of the Closing;
I.Simultaneously with the execution and delivery of this Agreement, Innovative International Sponsor I LLC (the “Sponsor”) shall have delivered to the Company and the Purchaser the Sponsor Support Agreement in the form attached hereto as Exhibit C;
J.On or prior to the date hereof, Ananda Small Business Trust, a Nevada Trust, an affiliate of the Sponsor ( “Ananda Trust”) has invested an aggregate of $10,000,000 in the Company (the “Ananda Trust Investment”), in exchange for a convertible promissory note issued by the Company to the Ananda Trust (the “Ananda Trust Note”), the Company’s repayment obligation under which will be offset against the obligations of Ananda Trust under the subscription agreement entered into by Ananda Trust and the Purchaser concurrent with the Ananda Trust Investment, the form of which is attached as Exhibit D, hereto (collectively, the “Ananda Trust Financing”);
K.The Parties intend that (i) the Merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(A) of the Code (as defined herein) and (ii) the Domestication will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(F) of the Code; and
L.Certain capitalized terms used herein are defined in Article X hereof.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I

MERGER

1.1 Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement, in accordance with the applicable provisions of the DGCL, and following the Domestication, Merger Sub and the Company shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation” (provided that references to the Company for periods after the Effective Time shall include the Surviving Corporation).

1.2 Effective Time. The Parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger for the merger of Merger Sub with and into the Company (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the time of such filing, or such later time as may be specified in the Certificate of Merger, being the “Effective Time”).

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time.

1.4Tax Treatment. For federal income tax purposes, the Merger is intended to constitute a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

1.5Certificate of Incorporation and Bylaws. The Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall, in accordance with the terms thereof and the DGCL, be amended and restated in its entirety to read in the form of the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Zoomcar Holdings, Inc.”, and the incorporator provision shall be deleted, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until duly amended in accordance with the terms thereof and the DGCL. The Bylaws of the Company as in effect immediately prior to the Effective Time shall be amended at the Effective Time to read in its entirety as the Bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Zoomcar Holdings, Inc.”, until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the Surviving Corporation and applicable Law.

1.6Directors and Officers of the Surviving Corporation. At the Effective Time, the board of directors and executive officers of the Surviving Corporation shall be the board of directors and executive officers of the Purchaser, after giving effect to Section 5.19, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

1.7Pre-Closing Company Preferred Stock Exchange. Prior to the Effective Time, the holders of Company Preferred Stock shall either exchange or convert all of their issued and outstanding shares of Company Preferred Stock for shares of Company Common Stock at the applicable conversion ratio (including any accrued or declared but unpaid dividends) (the “Company Preferred Stock Exchange”) as set forth in the Company Charter, a description of such exchange or conversion is set forth in Schedule 1.7.

1.8Domestication of the Purchaser. Prior to the Effective Time, the Purchaser shall continue out of the Cayman Islands and into the State of Delaware so as to re-domicile as and become a Delaware corporation pursuant to the Cayman Islands Companies Law and the applicable provisions of the DGCL (the “Domestication”), and subject to the receipt of the approval of the shareholders of the Purchaser to the Domestication and its terms, the Purchaser shall adopt certain organizational documents in form to be mutually agreed upon by the Purchaser and the Company (the “Amended Organizational Documents”), including providing that the name of the Purchaser shall be amended to be “Zoomcar Holdings, Inc.” In connection with the Domestication, all of the issued and outstanding Purchaser Securities shall be exchanged for or converted into substantially identical securities of the Purchaser as a Delaware corporation. For the avoidance of doubt, the Domestication is intended to constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code. The Parties adopt this Agreement and any documents executed in connection with the Domestication as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

1.9Merger Consideration. As consideration for the Merger, the Company Security Holders collectively shall be entitled to receive from the Purchaser, in the aggregate, a number of Purchaser Securities with an aggregate value equal to (w) $350,000,000 plus (x) the Aggregate Exercise Price plus (y) the Private Financing Payout Amount minus (z) to the extent applicable and as determined based on the Closing Statement delivered pursuant to Section 1.12, the amount of Closing Net Debt (the “Merger Consideration”), with each Company Stockholder receiving for each share of Company Common Stock held (after giving effect to the Company Preferred Stock Exchange or otherwise treating shares of Company Preferred Stock on an as-converted to Company Common Stock basis, but excluding any Company Securities described in Section 1.10(b)) (treasury stock), a number of shares of Purchaser Common Stock equal to (i) the Per Share Price divided by (ii) $10.00 (the “Conversion Ratio”) (the total portion of the Merger Consideration amount payable to all Company Stockholders in respect of shares of Company Stock, but excluding Merger Consideration payable in respect of Company Options and Assumed Warrants, in accordance with this Agreement being also referred to herein as the “Stockholder Merger Consideration”). The holders of Company Options shall receive such number of Assumed Options as described in Section 1.10(d), with such terms and conditions as described in Section 1.10(d). The holders of Company Warrants that are outstanding immediately prior to the Effective Time shall receive such number of Assumed Warrants as described in Section 1.10(e), with such terms and conditions as described in Section 1.10(e). For purposes of Section 1.9, subject to Section 1.17, the holders of Zoomcar India Stock (the “Zoomcar India Stockholders”) shall be treated as Company Stockholders as of immediately prior to the Effective Time, and shall be entitled to receive (subject to and in accordance with the terms of Section 1.17), in lieu of each share of Zoomcar India Stock held immediately prior to the Effective Time, their pro rata share of the Stockholder Merger Consideration (such aggregate portion of the total Stockholder Merger Consideration issuable in respect of Company Securities which are shares of Zoomcar India Stock, the “Zoomcar India Merger Consideration”), as if such holders exchanged such Zoomcar India Stock for Company Preferred Stock and exchanged such shares of Company Preferred Stock immediately prior to the Effective Time in accordance with the Company Preferred Stock Exchange pursuant to Section 1.7, subject, in all respects to Section 1.10(g) and Section 1.17 below.

1.10    Effect of Merger on Company Securities and Obligations to Issue Additional Company Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any Company Securities or the holders of any shares of capital stock of the Purchaser or Merger Sub:

(a)Company Stock. Subject to clause (b) below, all shares of Company Stock issued and outstanding immediately prior to the Effective Time (after giving effect to the Company Preferred Stock Exchange) will automatically be cancelled and cease to exist and shall be converted into (i) the right to receive the Stockholder Merger Consideration, with each Company Stockholder being entitled to receive its Stockholder Pro Rata Share1 of the Stockholder Merger Consideration, without interest, upon delivery of the Transmittal Documents in accordance with Section 1.11 and (ii) the rights to receive the Stockholder Earnout Shares, if any, pursuant to Section 1.16 hereof. All shares of Company Preferred Stock will be treated on an as-converted to Company Common Stock basis in accordance with Section 1.7. As of the Effective Time, each Company Stockholder shall cease to have any other rights in and to the Company or the Surviving Corporation (other than the rights set forth in Section 1.15 below). Holders of shares of Company Stock that are subject to restrictions prior to Closing shall receive, as Stockholder Merger Consideration, shares of Purchaser Common Stock (excluding Stockholder Earnout Shares) subject to equivalent restrictions.

(b)Treasury Stock. Notwithstanding clause (a) above or any other provision of this Agreement to the contrary, at the Effective Time, if there are any Company Securities that are owned by the Company as treasury shares or any Company Securities owned by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time, such Company Securities shall be canceled and shall cease to exist without any conversion thereof or payment therefor.

(c)Dissenting Shares. Each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 1.15 and shall thereafter represent only the right to receive the applicable payments set forth in Section 1.15.

(d)Company Options. At the Effective Time, each outstanding Company Option (whether vested or unvested, exercisable or unexercisable) that is outstanding immediately prior to the Effective Time shall, without any further action on the part of the holder thereof, be assumed by the Purchaser and automatically converted into the right to receive an option to acquire shares of Purchaser Common Stock (each, an “Assumed Option”), described further below, and will continue to be subject to the same terms and conditions set forth in the Company Equity Plan and the applicable award agreement as in effect immediately prior to the Effective Time (including, without limitation, the vesting and acceleration provisions therein), except any references therein to the Company or Company Common Stock will instead mean the Purchaser and Purchaser Common Stock, respectively. Each Assumed Option shall: (i) represent the right to acquire a number of shares of Purchaser Common Stock (as rounded up to the nearest whole number) equal to the product of (A) the number of shares of Company Common Stock that were subject to the corresponding Company Option immediately prior to the Effective Time, multiplied by (B) the Conversion Ratio; and (ii) have an exercise price (as rounded down to the nearest whole cent) equal to the quotient of (A) the exercise price of the corresponding Company Option, divided by (B) the Conversion Ratio.

(e)Company Warrants.

(i)Each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time and that would automatically and fully be net-exercised in accordance with its terms by virtue of the occurrence of the Merger without the requirement of any other election or action by the Company or holder thereof, shall automatically, without any action on the part of the holder thereof, be net-exercised in accordance with its terms immediately prior to the Effective Time and such Company Warrant shall be cancelled and eligible for the consideration set forth in Section 1.9 based upon the number of shares of Company Stock into which such Company Warrant was automatically exercised.
(ii)Each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time (and which is not automatically and fully exercised in accordance with its terms pursuant to Section 1.10(e)(i)) shall automatically, without any action on the part of the holder thereof, be assumed by the Purchaser and converted into a warrant to purchase that number of shares of Purchaser Common Stock equal to the product of (x) the number of shares of Company Stock subject to such Company Warrant multiplied by (y) the Conversion Ratio (each such warrant, an “Assumed Warrant”). Each Assumed Warrant shall be in a form mutually agreed by the Purchaser and the Company prior to the Closing and, except as otherwise set forth in this Agreement, shall be subject to the same terms and conditions (including as to vesting and exercisability) as were applicable under the respective Company Warrant immediately prior to the Effective Time, except that each Assumed Warrant shall have an exercise price per share equal to the quotient obtained by dividing (x) the per share exercise price of the Company Warrant by (y) the Conversion Ratio (which price per share shall be rounded down to the nearest whole cent). Upon exercise of any Assumed Warrant, no evidence of book-entry shares representing fractional shares of Purchaser Common Stock shall be issuable thereunder; in lieu of the issuance of any such fractional share, Purchaser shall round up to the nearest whole share of Purchaser Common Stock.

(f)Company Convertible Notes. Immediately prior to the Effective Time, all of the Company Convertible Notes shall have been exercised and shall have been exchanged or converted for shares of Company Common Stock as set forth in the related note purchase agreements.

(g)Zoomcar India Stock. For the avoidance of doubt, the terms and procedures described in Sections 1.10(a) — (f) apply exclusively to Company Securities of and issued by the Company. Company Securities issued by Zoomcar India are subject to the terms and procedures described in Section 1.17. To the extent that, prior to the Effective Time, any holder of Zoomcar India Stock has consummated a Zoomcar India Swap, each such holder shall be a holder of Company Securities to which the terms of Sections 1.10(a) — (f) apply, equivalent to any other holder of outstanding Company Securities issued by the Company. At the Closing, the obligations of the Company to issue shares of Company Preferred Stock in exchange for shares of Zoomcar India Stock outstanding immediately prior to the Effective Time (with respect to which no Zoomcar India Swap has been consummated prior to the Effective Time) shall, without any action on the part of any holder of Zoomcar India Stock, be assumed by the Purchaser and converted into obligations to issue shares of Purchaser Common Stock to each holder of Zoomcar India Stock in an amount equal to (x) the number of shares of Company Common Stock issuable in exchange for such Zoomcar India Stock (giving effect to the Company Preferred Stock Exchange) multiplied by (y) the Conversion Ratio, in each case subject to the terms and conditions and satisfaction of the procedures described in Section 1.17.

(h)Other Company Convertible Securities. Any Company Convertible Security other than a Company Option or Company Warrant, if not exercised or converted prior to the Effective Time, shall be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of Company Stock.

1.11    Surrender of Company Securities and Disbursement of Merger Consideration.

(a)Prior to the Effective Time, the Purchaser shall appoint a transfer agent acceptable to the Company (the “Exchange Agent”), for the purpose of exchanging the certificates representing Company Stock (“Company Certificates”) for the Stockholder Merger Consideration and shares of Zoomcar India Stock, as applicable. At or prior to the Effective Time, the Purchaser shall deposit, or cause to be deposited, with the Exchange Agent the Stockholder Merger Consideration (and not the Stockholder Earnout Shares, which will be deposited in the Earnout Escrow Account in accordance with Section 1.16) (such fund, the “Exchange Fund”). Purchaser shall cause the Exchange Agent, pursuant to irrevocable instructions, to pay the Stockholder Merger Consideration out of the Exchange Fund in accordance with the Consideration Spreadsheet and the other applicable provisions contained in this Agreement. The Exchange Fund shall not be used for any other purpose other than as contemplated by this Agreement. Prior to the Effective Time, the Company shall send, or shall cause the Exchange Agent to send, to each Company Stockholder, a letter of transmittal for use in such exchange (a “Letter of Transmittal”) in a form to be mutually agreed upon by the Company and the Purchaser.
(b)Each Company Stockholder shall be entitled to receive its Stockholder Pro Rata Share of the Stockholder Merger Consideration(and not the Stockholder Earnout Shares) in respect of the Company Stock represented by the Company Certificate(s) (excluding any Company Securities described in Sections 1.10(b) or 1.10(c)), as soon as reasonably practicable after the Effective Time, but subject to the delivery to the Exchange Agent of the following items prior thereto (collectively, the “Transmittal Documents”) in forms to be mutually agreed by the Purchaser and the Company prior to the Closing: (i) a properly completed and duly executed Letter of Transmittal and (ii) such other related documents as may be reasonably requested by the Exchange Agent. Until so surrendered, each Company Certificate shall represent after the Effective Time for all purposes only the right to receive such portion of the Stockholder Merger Consideration attributable to such Company Certificate plus the right to receive the Stockholder Earnout Shares, if any, pursuant to Section 1.16 hereof.
(c)If any portion of the Stockholder Merger Consideration is to be delivered or issued to a Person other than the Person in whose name the surrendered Company Certificate is registered immediately prior to the Effective Time, it shall be a condition to such delivery that (i) the transfer of such Company Stock shall have been permitted in accordance with the terms of the Company’s Organizational Documents and any stockholders agreement with respect to the Company, each as in effect immediately prior to the Effective Time, (ii) such Company Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and, (iii) the recipient of such portion of the Stockholder Merger Consideration, or the Person in whose name such portion of the Stockholder Merger Consideration is delivered or issued, shall have already executed and delivered, and such other Transmittal Documents as are reasonably deemed necessary by the Exchange Agent and (iv) the Person requesting such delivery shall pay to the Exchange Agent any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such Company Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(d)After the Effective Time, there shall be no further registration of transfers of Company Stock. If, after the Effective Time,Company Certificates are presented to the Surviving Corporation, the Purchaser or the Exchange Agent, they shall be canceled and exchanged for the applicable portion of the Stockholder Merger Consideration provided for, and in accordance with the procedures set forth in this Section 1.11. No dividends or other distributions declared or made after the date of this Agreement with respect to Purchaser Common Stock with a record date after the Effective Time will be paid to the holders of any Company Certificates that have not yet been surrendered with respect to the Purchaser Common Stock to be issued upon surrender thereof until the holders of record of such Company Certificates shall provide the other Transmittal Documents. Subject to applicable Law, following delivery of the other Transmittal Documents, Purchaser shall promptly deliver to the record holders thereof, without interest, the certificates representing the Purchaser Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Purchaser Common Stock.
(e)All securities issued upon the surrender of Company Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Securities. Any portion of the Stockholder Merger Consideration made available to the Exchange Agent pursuant to Section 1.11(a) that remains unclaimed by Company Stockholders two (2) years after the Effective Time shall be returned to the Purchaser and any Company Stockholder who has not exchanged its Company Stock for the applicable portion of the Stockholder Merger Consideration in accordance with this Section 1.11 prior to that time shall thereafter look only to the Purchaser for payment of the portion of the Stockholder Merger Consideration in respect of such shares of Company Stock without any interest thereon (but with any dividends paid with respect thereto). Any portion of any Earnout Escrow Property disbursed to the Earnout Escrow Agent in accordance with the Earnout Escrow Agreement that remains unclaimed by Company Stockholders four (4) years after the Effective Time shall be returned to the Purchaser and any Company Stockholder who has not exchanged its Company Stock for the applicable portion of the Merger Consideration in accordance with this Section 1.11 prior to that time shall thereafter look only to the Purchaser for payment of the portion of the Stockholder Merger Consideration in respect of such Company Securities without any interest thereon (but with any dividends paid with respect thereto). Notwithstanding the foregoing, none of the Surviving Corporation, the Purchaser or any Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.
(f)Notwithstanding anything to the contrary contained herein, no fraction of a share of Purchaser Common Stock will be issued by virtue of the Merger or the Transactions, and each Person who would otherwise be entitled to a fraction of a share of Purchaser Common Stock (after aggregating all fractional shares of Purchaser Common Stock that otherwise would be received by such holder) shall instead have the number of shares of Purchaser Common Stock issued to such Person rounded down in the aggregate to the nearest whole share of Purchaser Common Stock.

1.12    Consideration Spreadsheet and Closing Statement.

(a)At least three (3) Business Days prior to the Closing, the Company shall deliver to Purchaser a spreadsheet (the “Consideration Spreadsheet”), prepared by the Company in good faith and detailing the following, in each case, as of immediately prior to the Effective Time:

(i)the name of each Company Stockholder and the number and class, type or series of shares of Company Stock held by each, and in the case of shares of (A) each series of Company Preferred Stock, the class and number of shares of Company Common Stock into which such shares of such series of Company Preferred Stock are convertible at the Closing and (B) restricted shares of Company Common Stock and the restrictions applicable thereto;
(ii)the names of each holder of Company Warrants and the number and class, type or series of shares of Company Stock subject to each Company Warrant held by it;

(iii)the names of record of each holder of vested and unvested Company Options, and the exercise price, number of shares of Company Common Stock subject to each vested and unvested Company Option held by it;
(iv)the number of Company Fully Diluted Shares;
(v)detailed calculations of each of the following (in each case, determined without regard to withholding): (A) the Conversion Ratio: (B) the number of shares subject to the Merger Consideration; (C) for each Assumed Option, the exercise price therefor and the number of shares of Purchaser Common Stock subject to such Assumed Option; and (E) for each Assumed Warrant, the exercise price therefor and the number of shares of Purchaser Common Stock subject to such Assumed Warrant;
(vi)the portion of the Stockholder Merger Consideration which shall be deposited into the Zoomcar India Escrow Account as Zoomcar India Merger Consideration (determined without regard to withholding, to be satisfied by recipient in accordance herewith);
(vii)a good faith calculation of the Company Transaction Expenses as of the Reference Time, in reasonable detail including for each component thereof;
(viii)a statement (the “Closing Statement”) setting forth (a) a good faith calculation of the Company’s estimate of the Closing Net Debt, as of the Reference Time, and the resulting Merger Consideration based on such estimates, in reasonable detail including for each component thereof. Promptly upon delivering the Closing Statement to the Purchaser, if requested by the Purchaser, the Company will meet with the Purchaser to review and discuss the Closing Statement and the Company will consider in good faith the Purchaser’s comments to the Closing Statement and make any appropriate adjustments to the Closing Statement prior to the Closing, which adjusted Closing Statement, as mutually approved by the Company and the Purchaser both acting reasonably and in good faith, shall thereafter become the Closing Statement for all purposes of this Agreement. The Closing Statement and the determinations contained therein shall be prepared in accordance with the Accounting Principles and otherwise in accordance with this Agreement; and
(ix)any explanatory or supporting information, including calculations, as the Purchaser may reasonably request.

1.13    Effect of Transaction on Merger Sub Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any Company Securities or the holders of any shares of capital stock of the Purchaser or Merger Sub, each share of Merger Sub Common Stock outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of the Surviving Corporation, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

1.14    Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

1.15    Appraisal Rights. No Company Stockholder who has validly exercised its appraisal rights pursuant to Section 262 of the DGCL (a “Dissenting Stockholder”) with respect to its Company Stock (such shares, “Dissenting Shares”) shall be entitled to receive any portion of the Stockholder Merger Consideration or the Stockholder Earnout Shares, if any, with respect to the Dissenting Shares owned by such Dissenting Stockholder unless and until such Dissenting Stockholder shall have effectively withdrawn or lost its appraisal rights under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment resulting from the procedure set forth in Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder. The Company shall give the Purchaser (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to any Dissenting Stockholder’s rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of the Purchaser, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. Notwithstanding anything to the contrary contained in this Agreement, for all purposes of this Agreement, the Stockholder Merger Consideration (and the Stockholder Earnout Shares) shall be reduced by the Stockholder Pro Rata Share of any Dissenting

Stockholders attributable to any Dissenting Shares and the Dissenting Stockholders shall have no rights to any portion of the Stockholder Merger Consideration (or Stockholder Earnout Shares) with respect to any Dissenting Shares.

1.16    Earnout and Earnout Escrow.

(a)At or prior to the Closing, the Seller Representative and Continental Stock Transfer & Trust Company (or such other escrow agent mutually acceptable to the Purchaser and the Company), as escrow agent (the “Earnout Escrow Agent”), shall enter into an escrow agreement, effective as of the Effective Time, in form and substance reasonably satisfactory to the Purchaser and the Company (the “Earnout Escrow Agreement”), pursuant to which the Purchaser shall issue in the name of the Company Stockholders, the Stockholder Earnout Shares, each valued at $10.00 per share. Purchaser shall deposit such Stockholder Earnout Shares with the Earnout Escrow Agent to be held, along with any other dividends, distributions or other income on such Stockholder Earnout Shares (together with such Stockholder Earnout Shares, the “Earnout Escrow Property”), in a segregated escrow account (the “Escrow Account”) and disbursed therefrom in accordance with the terms of this Section 1.16 and the Earnout Escrow Agreement. The Company Stockholders shall be shown as registered owners of such Stockholder Earnout Shares on the books and records of Purchaser, and subject to any limitations set forth in this Section 1.16, shall be entitled to exercise voting rights and to receive dividends (if declared) with respect to such Stockholder Earnout Shares (other than non-taxable stock dividends, which shall be included as part of the Earnout Escrow Property). The Earnout Escrow Property shall be allocated among and transferred to the Company Stockholders pro rata based on their Stockholder Pro Rata Share as additional consideration from the Purchaser based on the performance of the Purchaser’s Common Stock during the five (5) year period after the Closing (the “Earnout Period”) in accordance with this Section 1.16, which Stockholder Pro Rata Share shall be payable to such Company Stockholders in the form of Stockholder Earnout Shares and any related dividends, distributions or other income thereon.
(b)Distributions of Earnout Escrow Property shall be made, subject to receipt of the necessary Transmittal Documents in accordance with Section 1.11, from the Earnout Escrow Account upon the occurrence and continuation of the following events, if any:
(i)In the event that the VWAP of the Purchaser Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations and similar transactions after the Closing) (the “Tier I Share Price Target”) for at least twenty (20) of thirty (30) consecutive Trading Days during the Earnout Period, then, subject to the terms and conditions of this Agreement, each Company Stockholder in whose name Stockholder Earnout Shares are issued shall be entitled to receive from the Earnout Escrow Account its Stockholder Pro Rata Share of fifty percent (50%) of the Earnout Escrow Property.
(ii)In the event that the VWAP of the Purchaser Common Stock equals or exceeds $20.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations and similar transactions after the Closing) (the “Tier II Share Price Target”, and together with the Tier I Share Price Target, the “Share Price Targets”) for at least twenty (20) of thirty (30) consecutive Trading Days during the Earnout Period, then, subject to the terms and conditions of this Agreement, each Company Stockholder in whose name Stockholder Earnout Shares are issued shall be entitled to receive from the Earnout Escrow Account its Stockholder Pro Rata Share of the remaining Earnout Escrow Property.
(iii)For purposes hereof, the twenty-day and thirty-day periods referenced to in Section 1.16(b)(i) and Section 1.16(b) (ii) may be overlapping, such that both targets may be achieved simultaneously or during overlapping time periods.
(c)If either of the Share Price Targets is satisfied, within five (5) Business Days after the last Trading Day in such thirty-day period,Purchaser’s Chief Financial Officer (the “CFO”) shall prepare and deliver to the Seller Representative a written statement (each, an “Earnout Statement”) setting forth the satisfaction of the applicable Share Price Target. Within three (3) Business Days delivery of such Earnout Statement, the Seller Representative and the CFO shall provide the Earnout Escrow Agent with joint written instructions to release the applicable Earnout Escrow Property to the Company Stockholders. In the event that one or both of the Share Price Targets are not achieved, there shall be partial disbursements, or no disbursements, as applicable, of Earnout Escrow Property from the Earnout Escrow Account and all or a portion, as applicable, of the Earnout Shares shall be delivered from the Earnout Escrow Account to the Purchaser, to be cancelled by the Purchaser.

(d)Following the Closing (including during the Earnout Period), the Purchaser and its Subsidiaries, including the Target Companies, will be entitled to operate their respective businesses based upon the business requirements of the Purchaser and its Subsidiaries. Each of the Purchaser and its Subsidiaries, including the Target Companies, will be permitted, following the Closing (including during the Earnout Period), to make changes at its sole discretion to its operations, organization, personnel, accounting practices and other aspects of its business, including actions that may have an impact on, the share price of Purchaser Common Stock and the ability of Company Stockholders to earn the Stockholder Earnout Shares, and the Company Stockholders will not have any right to claim the loss of all or any portion of any Stockholder Earnout Shares or other damages as a result of such decisions. Notwithstanding the foregoing, the Purchaser shall not, and shall cause its Subsidiaries, including the Target Companies, not to, take or omit to take any action that has the primary purpose of avoiding, reducing or preventing the achievement or attainment of the Share Price Targets.
(e)Any payment made pursuant to Section 1.16 or Section 1.17, including, for the avoidance of doubt, payments from the Earnout Escrow Account and the Zoomcar India Escrow Account, shall be treated as an adjustment to the Merger Consideration by the Parties for Tax purposes, unless otherwise required by a change in applicable Tax Law.
(f)If a Change of Control of Purchaser occurs during the Earnout Period and the value of the implied per share consideration to be received by holders of Purchaser Common Stock in such transaction (the “Implied Price Per Share”) is above the Tier I Share Price Target, then, immediately prior to the consummation of such Change of Control, to the extent not previously distributed, and subject to the terms and conditions of this Agreement, each Company Stockholder in whose name Stockholder Earnout Shares are issued shall be entitled to receive from the Earnout Escrow Account its Stockholder Pro Rata Share of fifty percent (50%) of the Earnout Escrow Property. In the event that during the Earnout Period, there is a Change of Control of Purchaser and the Implied Price Per Share is above the Tier II Share Price Target, then, immediately prior to the consummation of such Change of Control, to the extent not previously distributed, and subject to the terms and conditions of this Agreement, each Company Stockholder in whose name Stockholder Earnout Shares are issued shall be entitled to receive from the Earnout Escrow Account its Stockholder Pro Rata Share of the remaining Earnout Escrow Property.
(g)If a Change of Control of Purchaser may occur during the Earnout Period, the CFO will prepare and deliver to the Seller Representative a written statement (a “COC Earnout Statement”) that sets forth whether the per share consideration to be received by holders of Purchaser Common Stock in such transaction meets or exceeds either of the Share Price Targets. The Seller Representative will have ten (10) Business Days after its receipt of a COC Earnout Statement to review it. The Seller Representative may make inquiries of the CFO and related Purchaser and Target Company personnel and advisors regarding questions concerning or disagreements with the COC Earnout Statement arising in the course of their review thereof, and the Purchaser and the Target Companies shall provide reasonable cooperation in connection therewith. If the Seller Representative has any objections to a COC Earnout Statement, Seller Representative shall deliver to the Purchaser (to the attention of the CFO) a statement setting forth its objections thereto (in reasonable detail). If such written statement is not delivered by the Seller Representative within ten (10) Business Days following the date of delivery of such COC Earnout Statement, then Seller Representative will have waived its right to contest such COC Earnout Statement. If such written statement is delivered by Seller Representative within such ten (10) Business Day period, then the Seller Representative shall negotiate in good faith to resolve any such objections for a period of ten (10) Business Day thereafter. If the Seller Representative does not reach a final resolution within such ten (10) Business Day period, then upon the written request of the Seller Representative, the Seller Representative will refer the dispute to the disinterested independent directors of the Post-Closing Purchaser Board for final resolution of the dispute in accordance with the procedures set forth in Section 1.16(h).
(h)If a dispute with respect to an Earnout Statement is submitted in accordance with this Section 1.16 to the disinterested independent directors of the Post-Closing Purchaser Board for final resolution, the Parties will follow the procedures set forth in this Section 1.16(h). The disinterested independent directors of the Post-Closing Purchaser Board will determine only those issues still in dispute as of the COC Notice Date and the disinterested independent directors of the Post-Closing Purchaser Board’s determination will be based solely upon and consistent with the terms and conditions of this Agreement. Seller Representative will use its commercially reasonable efforts to make its presentation as promptly as practicable following submission to the disinterested independent directors of the Post-Closing Purchaser Board of the disputed items. In deciding any matter, the disinterested independent directors of the Post-Closing Purchaser Board will be bound by the provisions of this Agreement, including this Section 1.16(h). The Seller Representative will request that the disinterested independent directors of the Post-Closing Purchaser Board’s determination be made within forty-five (45) days after its engagement, or as soon thereafter as possible. Such determination shall be set forth in a written statement delivered to the Seller Representative and the Purchaser and will be final, conclusive, non-appealable and binding for all purposes hereunder (other than for fraud or manifest error).

(i)If there is a final determination in accordance with this Section 1.16 that the Company Stockholders in whose name Stockholder Earnout Shares are issued are entitled to receive the Earnout Escrow Property for having achieved a Share Price Target, then such Earnout Escrow Property attributable to such Share Price Target will be due upon such final determination and the Earnout Escrow Agent will issue and deliver such shares to the Company Stockholders within ten (10) Business Days thereafter, with each such Company Stockholders receiving its Stockholder Pro Rata Share of such Earnout Escrow Property. For the avoidance of doubt, any potential Change of Control transaction may not be consummated unless and until there is a final determination in accordance with this Section 1.16 regarding whether such Company Stockholders are entitled to receive any Earnout Escrow Property.
(j)For the purposes of this Agreement, a “Change of Control” shall be deemed to occur, as determined by a majority of the disinterested independent directors of the Post-Closing Purchaser Board, with respect to Purchaser upon:
(i)a sale, lease, license or other disposition, in a single transaction or a series of related transactions, directly or indirectly, of fifty percent (50%) or more of the assets of Purchaser and its direct or indirect Subsidiaries, taken as a whole, to a Person other than its Affiliates;
(ii)a takeover, scheme of arrangement, merger, consolidation or other business combination of Purchaser by any Person or“group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Closing Date), other than its Affiliates, in which (x) after such transaction, the Purchaser board of directors immediately prior to the takeover, scheme of arrangement, merger, consolidation or other business combination does not constitute at least a majority of the board of directors of the of Purchaser or the surviving Person or, if the surviving Person is a Subsidiary, the ultimate parent thereof, or (y) such Person or group acquires at least fifty percent (50%) of the combined voting power of the then outstanding securities of Purchaser or the surviving Person outstanding immediately after such combination; or
(iii)any Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Closing Date), other than its Affiliates, obtaining beneficial ownership (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of the voting stock of Purchaser representing more than fifty percent (50%) of the voting power of the capital stock of Purchaser entitled to vote for the election of directors of Purchaser.

1.17    Zoomcar India Escrow. At or prior to the Closing, Purchaser, Seller Representative and Continental Stock Transfer & Trust Company (or such other escrow agent mutually acceptable to Purchaser and the Company), as escrow agent (the “Zoomcar India Escrow Agent”), shall enter into an Escrow Agreement, effective as of the Effective Time (the “Zoomcar India Escrow Agreement”), pursuant to which Purchaser shall deposit with the Zoomcar India Escrow Agent such number of shares of Purchaser Common Stock representing the Zoomcar India Merger Consideration, which shall be withheld from the Merger Consideration (together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, the “Zoomcar India Escrow Shares”) to be held, along with any other dividends, distributions or other income on the Zoomcar India Escrow Shares (other than regular ordinary dividends) (together with the Zoomcar India Escrow Shares, the “Zoomcar India Escrow Property”), in a segregated escrow account (the “Zoomcar India Escrow Account”) and disbursed to applicable Zoomcar India Stockholders upon (a) satisfaction of applicable Tax withholding requirements, if any, and (b) receipt by the Zoomcar India Escrow Agent of (i) a properly completed and duly executed Letter of Transmittal and (ii) such other related documents as may be reasonably requested by the Company or the Zoomcar India Escrow Agent, each (in the case of (i) and (ii)) in accordance with the terms of the Zoomcar India Escrow Agreement. Any portion of the Zoomcar India Escrow Property that remains unclaimed by Zoomcar India Stockholders one (1) year after the Effective Time shall be returned to the Purchaser and cancelled upon such date; provided, however, that expiration of such Zoomcar India escrow arrangement shall not affect the right of Zoomcar India Stockholders to receive their pro rata portions of the Zoomcar India Merger Consideration.

ARTICLE II

CLOSING

2.1Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VI, the consummation of the Transactions (the “Closing”) shall take place electronically, through the exchange of documents via electronic mail or facsimile, on a date and at a time to be agreed upon by Purchaser and the Company, which date shall be no later than the second (2nd) Business Day after all the Closing conditions to this Agreement have been satisfied or waived, or at such other date, time or place (including remotely) as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as set forth in (i) the disclosure schedules delivered by the Purchaser to the Company on the date hereof (the “Purchaser Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer provided that any information set forth in any one section of either Company Disclosure Schedules shall be deemed to apply to each other applicable Section of this Article III), or (ii) the SEC Reports that are available on the SEC’s website through EDGAR at least two (2) Business Days prior to the date hereof (it being acknowledged that (x) nothing disclosed in such a SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 3.1 (Organization and Standing), Section 3.2 (Authorization; Binding Agreement) or Section 3.5 (Capitalization) and (y) nothing disclosed in such a SEC Report under the headings “Risk Factors” or “Forward-Looking Statements” will be deemed to modify or qualify and representations or warranties set forth in Article III), the Purchaser and Merger Sub, but only with respect to representations expressly applicable to Merger Subs, jointly and severally represent and warrant to the Company, as of the date hereof and as of the Closing, as follows:

3.1Organization and Standing. The Purchaser is a company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Merger Sub is a company duly incorporated, validly existing and in good standing. Each of the Purchaser and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of the Purchaser and Merger Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. Each of the Purchaser and Merger Sub has heretofore made available to the Company accurate and complete copies of its Organizational Documents, as currently in effect. Neither the Purchaser nor Merger Sub is in violation of any provision of its Organizational Documents in any material respect.

3.2Authorization; Binding Agreement. Each of the Purchaser and Merger Sub has all requisite corporate power and authority (as applicable) to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its respective obligations hereunder and thereunder and to consummate the Transactions and thereby, subject, in the case of the Purchaser, to obtaining the Required Purchaser Shareholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which the Purchaser is a party and the consummation of the transactions contemplated hereby and thereby (a) have been favorably recommended by the Special Committee to the board of directors of Purchaser, (b) have been duly and validly authorized by the board of directors of the Purchaser, and (c) other than the Required Purchaser Shareholder Approval, no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of the Purchaser are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which Merger Sub is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate or other organizational action and no other corporate or organizational actions or proceedings, other than as set forth elsewhere in the Agreement, on the part of Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which Merger Sub is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Purchaser or Merger Sub is a party shall be when delivered, duly and validly executed and delivered by the Purchaser or Merger Sub, as applicable, and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser or Merger Sub, enforceable against the Purchaser or Merger Sub, in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

3.3Governmental Approvals. No Consent of or with any Governmental Authority, on the part of the Purchaser or Merger Sub, is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser or Merger Sub of this Agreement and each Ancillary Document to which it is a party or the consummation by the Purchaser or Merger Sub of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with Nasdaq or the SEC with respect to the Transactions, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications would not reasonably be expected to have a Material Adverse Effect on the Purchaser or Merger Sub or materially impair or delay the ability of the Purchaser or Merger Sub to consummate the Transactions.

3.4Non-Contravention. The execution and delivery by the Purchaser or Merger Sub of this Agreement and each Ancillary Document to which it is a party, the consummation by the Purchaser or Merger Sub of the transactions contemplated hereby and thereby, and compliance by the Purchaser or Merger Sub with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Purchaser’s or Merger Sub’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Purchaser or Merger Sub or any of their properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Purchaser or Merger Sub under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Purchaser or Merger Sub under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Purchaser Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on the Purchaser or Merger Sub or materially impair or delay the ability of the Purchaser or Merger Sub to consummate the Transactions.

3.5Capitalization.

(a)The Purchaser is authorized to issue (i) 200,000,000 Purchaser Class A Ordinary Shares, (ii) 20,000,000 Class B Ordinary Shares and (iii) 1,000,000 Purchaser Preference Shares. As of the date of this Agreement, 1,060,000 Class A Ordinary Shares and 8,050,000 Class B Ordinary Shares are issued and outstanding. As of the date of this Agreement, there are no issued or outstanding Purchaser Preference Shares. All outstanding Purchaser Ordinary Shares, Purchaser Units and Purchaser Warrants are duly authorized, validly issued (if applicable), fully paid and non-assessable (if applicable) and are not subject to or issued or authorized in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Islands Companies Law, Purchaser Memorandum and Articles or any Contract to which the Purchaser is a party. None of the outstanding Purchaser Securities has been authorized or issued in violation of any applicable securities Laws.
(b)Prior to giving effect to the Merger, Merger Sub is authorized to issue 1,000 shares of Merger Sub Common Stock, all of which are issued and outstanding, and all of which are owned by the Purchaser. Prior to giving effect to the Transactions, other than Merger Sub, the Purchaser does not have, and has not had, any Subsidiaries or own any equity interests in any other Person.
(c)Except as set forth in Section 3.5(a), there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of the Purchaser or (B) obligating the Purchaser to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating the Purchaser to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of the Purchaser to repurchase, redeem or otherwise acquire any shares of the Purchaser or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 3.5(c), there are no shareholders agreements, voting trusts or other agreements or understandings to which the Purchaser is a party with respect to the voting of any shares of the Purchaser.
(d)All Indebtedness of the Purchaser as of the date of this Agreement is disclosed on Schedule 3.5(d). No Indebtedness of the Purchaser contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Purchaser or (iii) the ability of the Purchaser to grant any Lien on its properties or assets.

(e)Since the date of formation of the Purchaser, and except as contemplated by this Agreement (including any redemptions that may occur in connection with an Extension, if any), the Purchaser has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and the Purchaser’s board of directors has not authorized any of the foregoing.

3.6SEC Filings and Purchaser Financials.

(a)The Purchaser, since the IPO, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, the Purchaser has delivered to the Company copies in the form filed with the SEC of all of the following: (i) the Purchaser’s annual reports on Form 10-K for each fiscal year of the Purchaser beginning with the first year the Purchaser was required to file such a form, (ii) the Purchaser’s quarterly reports on Form 10-Q for each fiscal quarter that the Purchaser filed such reports to disclose its quarterly financial results in each of the fiscal years of the Purchaser referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the Purchaser with the SEC since the beginning of 2021 (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Public Certifications are each true as of their respective dates of filing. As used in this Section 3.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A) the Purchaser Units, the Purchaser Class A Ordinary Shares and the Purchaser Warrants are listed on Nasdaq, (B) the Purchaser has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such Purchaser Securities, (C) there are no Actions pending or, to the Knowledge of the Purchaser, threatened against the Purchaser by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Purchaser Securities on Nasdaq and (D) such Purchaser Securities are in compliance with all of the applicable corporate governance rules of Nasdaq.
(b)The financial statements and notes of the Purchaser contained or incorporated by reference in the SEC Reports (the “Purchaser Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of the Purchaser at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).
(c)Except as and to the extent reflected or reserved against in the Purchaser Financials, the Purchaser has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in the Purchaser Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since the Purchaser’s last Quarterly Report on Form 10-Q.
(d)Since the IPO, the Purchaser has not received from the SEC staff or its independent auditors any written notification of any(i) “significant deficiency” in the internal controls over financial reporting of Purchaser, (ii) “material weakness” in the internal controls over financial reporting of Purchaser or (iii) fraud, whether or not material, that involves management or other employees of the Purchaser who have a significant role in the internal controls over financial reporting of the Purchaser.

3.7Absence of Certain Changes. As of the date of this Agreement, the Purchaser has, (a) since its formation, conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities and (b) since its formation, not been subject to a Material Adverse Effect on the Purchaser.

3.8Compliance with Laws. The Purchaser is, and has since its formation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Material Adverse Effect on the Purchaser, and the Purchaser has not received written notice alleging any violation of applicable Law in any material respect by the Purchaser.

3.9Actions; Orders; Permits. There is no pending or, to the Knowledge of the Purchaser, threatened, material Action to which the Purchaser is subject which would reasonably be expected to have a Material Adverse Effect on the Purchaser. There is no Action that the Purchaser has pending against any other Person. The Purchaser is not subject to any Orders of any Governmental Authority, nor are any such Orders pending. The Purchaser holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

3.10   Taxes and Returns.

(a)The Purchaser has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which such Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP. The Purchaser has complied in all material respects with all applicable Laws relating to Taxes. There are no audits, examinations, investigations or other proceedings pending against the Purchaser in respect of any Tax, and the Purchaser has not been notified in writing of any proposed Tax claims or assessments against the Purchaser (other than, in each case, claims or assessments for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of the Purchaser’s assets, other than Permitted Liens. The Purchaser has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by the Purchaser for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.
(b)Since the date of its formation, Purchaser has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked or amended any material Tax election, (iii) filed any amended Tax Returns or claims for refunds or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.
(c)To the Knowledge of Purchaser, there are no facts or circumstances that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code.

3.11   Employees and Employee Benefit Plans. The Purchaser does not (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans. Neither the execution and delivery of this Agreement or the Ancillary Documents nor the consummation of the Transactions or the transactions contemplated by the Ancillary Documents will (i) result in any payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) from Purchaser or its Subsidiaries becoming due to any director, officer or employee of Purchaser or (ii) result in the acceleration of the time of payment or vesting of any such payment or benefit. There is no arrangement with respect to any employee of Purchaser that would result in the payment of any amount that by operation of Sections 280G or 162(m) of the Code would not be deductible by the Purchaser and no arrangement exists pursuant to which the Purchaser will be required to “gross up” or otherwise compensate any Person because of the imposition of any excise tax on a payment to such Person.

3.12   Properties. The Purchaser does not own, license or otherwise have any right, title or interest in any material Intellectual Property. The Purchaser does not own or lease any material real property or material Personal Property.

3.13   Material Contracts.

(a)Except as disclosed in Purchaser’s SEC Reports, other than this Agreement and the Ancillary Documents, there are no Contracts to which the Purchaser is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $100,000, (ii) may not be cancelled by the Purchaser on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of the Purchaser as its business is currently conducted, any acquisition of material property by the Purchaser, or restricts in any material respect the ability of the Purchaser to engage in business as currently conducted by it or compete with any other Person (each, a “Purchaser Material Contract”). All Purchaser Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports.
(b)With respect to each Purchaser Material Contract: (i) the Purchaser Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the Purchaser Material Contract is legal, valid, binding and enforceable in all material respects against the Purchaser and, to the Knowledge of the Purchaser, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) the Purchaser is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by the Purchaser, or permit termination or acceleration by the other party, under such Purchaser Material Contract; and (iv) to the Knowledge of the Purchaser, no other party to any Purchaser Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by the Purchaser under any Purchaser Material Contract.

3.14   Transactions with Affiliates. Schedule 3.14 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between the Purchaser and any (a) present or former director, officer or employee or Affiliate of the Purchaser, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of the Purchaser’s outstanding capital stock as of the date hereof.

3.15   Merger Sub Activities. Since its formation, Merger Sub has not engaged in any business activities other than as contemplated by this Agreement, does not own directly or indirectly any ownership, equity, profits or voting interest in any Person and has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the Transactions, and, other than this Agreement and the Ancillary Documents to which it is a party, Merger Sub is not party to or bound by any Contract.

3.16   Investment Company Act; JOBS Act. The Purchaser is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended. The Purchaser constitutes an “emerging growth company” within the meaning of the JOBS Act.

3.17   Finders and Brokers. Except as set forth on Schedule 3.17, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Purchaser, the Target Companies or any of their respective Affiliates in connection with the Transactions based upon arrangements made by or on behalf of the Purchaser.

3.18   Ownership of Stockholder Merger Consideration. All shares of Purchaser Common Stock to be issued and delivered to the Company Stockholders as Stockholder Merger Consideration in accordance with Article I shall be, upon issuance and delivery of such Purchaser Common Stock, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, any applicable Lock-Up Agreement, the Earnout Escrow Agreement, the Zoomcar India Escrow Agreement and any Liens incurred by any Company Stockholder, and the issuance and sale of such Purchaser Common Stock pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

3.19   Certain Business Practices.

(a)Neither the Purchaser, nor any of its directors or officers, nor, to the Knowledge of the Purchaser, any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the any local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the formation of the Purchaser, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Purchaser or assist it in connection with any actual or proposed transaction.
(b)The operations of the Purchaser are and have been conducted at all times in material compliance with anti-money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Purchaser with respect to any of the foregoing is pending or, to the Knowledge of the Purchaser, threatened.
(c)None of the Purchaser or any of its directors or officers, or, to the Knowledge of the Purchaser, any other Representative acting on behalf of the Purchaser is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and the Purchaser has not, in the last five (5) fiscal years directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

3.20   Insurance. Schedule 3.20 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Purchaser relating to the Purchaser or its business, properties, products, products liability, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and the Purchaser is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of the Purchaser, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by the Purchaser. The Purchaser has each reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Material Adverse Effect on the Purchaser.

3.21   Purchaser Trust Account. As of June 30, 2022, the Trust Account has a rounded off balance of no less than $234,944,425. Such monies are invested solely in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, and held in trust by Continental Stock Transfer & Trust Company pursuant to the Trust Agreement. The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms (subject to the Enforceability Exceptions) and has not been amended or modified. There are no separate agreements, side letters or other agreements that would cause the description of the Trust Agreement in the SEC Reports to be inaccurate in any material respect and/or that would entitle any Person (other than the underwriters of the IPO, Public Shareholders who shall have elected to redeem their Purchaser Ordinary Shares pursuant to the Purchaser Memorandum and Articles (or in connection with an extension of Purchaser’s deadline to consummate a Business Combination) or Governmental Authorities for Taxes) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except as described in the first sentence of Section 8.1.

3.22   Independent Investigation. The Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Target Companies, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies for such purpose. The Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and the Ancillary documents to which it is a party and to consummate the transactions contemplated hereby and thereby, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to the Purchaser pursuant hereto; and (b) none of the Company nor its respective Representatives have made any representation or warranty as to the Target Companies, or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules) or in any certificate delivered to Purchaser pursuant hereto.

3.23   Fairness Opinion. The Special Committee has received the opinion of Houlihan Capital, LLC, to the effect that, as of the date of such opinion and subject to the assumptions, limitations, qualifications and other conditions contained therein, (i) the

Transactions and any related financing transactions, and (ii) the Ananda Trust Financing, are fair, from a financial point of view, to the Purchaser’s unaffiliated security holders.

3.24   No Other Representations. Except for the representations and warranties expressly made by the Purchaser in this Article III (as modified by the Purchaser Disclosure Schedules) or as expressly set forth in an Ancillary Document, neither the Purchaser, nor any other Person on its behalf makes any express or implied representation or warranty with respect to any of the Purchaser or Merger Sub or their respective businesses, operations, assets or Liabilities, or the Transactions or the transactions contemplated by any of the Ancillary Documents, and the Purchaser and Merger Sub hereby expressly disclaim any other representations or warranties, whether implied or made by the Purchaser, Merger Sub or any of their respective Representatives. Except for the representations and warranties expressly made by the Purchaser in this Article III (as modified by the Purchaser Disclosure Schedules) or in an Ancillary Document, the Purchaser hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Company or any of its Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Company or any of its Representatives by any Representative of the Purchaser or Merger Sub), including any representations or warranties regarding the probable success or profitability of the businesses of the Purchaser or Merger Sub.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to the Purchaser on the date hereof (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer (provided that any information set forth in any one section of either Company Disclosure Schedules shall be deemed to apply to each other applicable Section of this Article IV), the Company hereby represents and warrants to the Purchaser, as of the date hereof, as follows:

4.1Organization and Standing. The Company is a corporation duly incorporated, validly existing and in good standing under the DGCL and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Subsidiary of the Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Target Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Schedule 4.1 lists all jurisdictions in which any Target Company is qualified to conduct business as of the date of this Agreement and all names other than its legal name under which any Target Company does business as of the date of this Agreement. The Company has provided to the Purchaser accurate and complete copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents in any material respect.

4.2Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Company Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company’s board of directors in accordance with the Company’s Organizational Documents, the DGCL, any other applicable Law or any Contract to which the Company or any of its stockholders is a party or by which it or its securities are bound and (b) other than the Required Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company’s board of directors, by resolutions duly adopted at a meeting duly called and held or by action by unanimous written consent in accordance with the Company’s Organizational Documents (i) determined that this Agreement and the Merger and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and the

Merger and the other transactions contemplated by this Agreement in accordance with the DGCL, (iii) directed that this Agreement be submitted to the Company’s stockholders for adoption and (iv) resolved to recommend that the Company stockholders adopt this Agreement. The Stockholder Support Agreements are in full force and effect.

4.3Capitalization.

(a)The Company is authorized to issue (i) 220,000,000 shares of Company Common Stock, par value $0.0001 per share, of which 16,991,740 shares are issued and outstanding, and (ii) 140,136,788 shares of Company Preferred Stock, par value $0.0001 per share, of which 112,660,311 shares are issued and outstanding. With respect to the Company Preferred Stock, the Company has designated (A) 6,836,726 shares as Series Seed Preferred Stock, all of which are outstanding, (B) 11,379,405 shares as Series A Preferred Stock, all of which are outstanding, (C) 4,536,924 shares as Series A2 Preferred Stock, all of which are outstanding, (D) 18,393,332 shares as Series B Preferred Stock, all of which are outstanding, (E) 12,204,208 shares as Series C Preferred Stock, of which 4,420,023 shares are outstanding, (F) 21,786,721 shares as Series D Preferred Stock, of which 19,016,963 shares are outstanding, (G) 32,999,472 shares as Series E Preferred Stock, of which 29,999,516 shares are outstanding and (H) 32,000,000 shares as Series E-1 Preferred Stock, of which 5,020,879 shares are outstanding. Prior to giving effect to the Transactions, all of the issued and outstanding Company Stock and other equity interests of the Company are set forth on Schedule 4.3(a) as of the date of this Agreement, along with the record owners thereof, all of which shares and other equity interests are owned free and clear of any Liens other than those imposed under the Company Charter. All of the outstanding shares and other equity interests of the Company have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, any other applicable Law, the Company Charter or any Contract to which the Company is a party or by which it or its securities are bound. The Company holds no shares or other equity interests of the Company in its treasury. None of the outstanding shares or other equity interests of the Company were issued in violation of any applicable securities Laws. The rights, privileges and preferences of the Company Preferred Stock are as stated in the Company Charter and as provided by the DGCL.
(b)As of the date of this Agreement, the Company has reserved 21,684,309 shares of Company Common Stock for issuance pursuant to the Company Equity Plan, which was duly adopted by the Company’s board of directors and approved by the Company’s stockholders. As of the date of this Agreement, of such shares of Company Common Stock reserved for issuance under the Company Equity Plan, (x) 17,784,553 of such shares are reserved for issuance upon exercise of Company Options that are outstanding as of the date of this Agreement, (y) 1,560,339 of such shares were issued upon exercise of Company Options previously granted under the Company Equity Plan, and (z) 339,806 of such shares were issued pursuant to restricted stock purchase agreements.
(c)Other than as set forth on Schedule 4.3(c), 4.3(b), as of the date of this Agreement, there are no Company Convertible Securities, or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of its stockholders is a party or bound relating to any equity securities of the Company, whether or not outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company. Except as set forth on Schedule 4.3(c), as of the date of this Agreement, there are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests. Except as set forth in the Company Charter and Schedule 4.3(c), there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests or securities of the Company, nor has the Company granted any registration rights to any Person with respect to the Company’s equity securities. All of the Company’s securities have been granted, offered, sold and issued in compliance with all applicable securities Laws. As a result of the consummation of the Transactions, no equity interests of the Company are issuable and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).
(d)Except as disclosed in the Company Financials, since January 1, 2020, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the board of directors of the Company has not authorized any of the foregoing.

4.4Subsidiaries. Schedule 4.4 sets forth as of the date of this Agreement, the name of each Subsidiary of the Company, and with respect to each Subsidiary (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable) and (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof. All of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, fully paid and non-

assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the Company or its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents). There are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary. Except as set forth on Schedule 4.4, there are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any equity interests of any Subsidiary of the Company. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company. No Subsidiary of the Company has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another Target Company. Except for the equity interests of the Subsidiaries listed on Schedule 4.4, the Company does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person. None of the Company or its Subsidiaries is a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of the Company or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

4.5Governmental Approvals. Except as otherwise described in Schedule 4.5, no Consent of or with any Governmental Authority on the part of any Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby other than (a) such filings as are expressly contemplated by this Agreement, (b) pursuant to Antitrust Laws, or (c) any Consent of or with any Governmental Authority the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Target Companies, taken as a whole.

4.6Non-Contravention. Except as otherwise described in Schedule 4.6, the execution and delivery by the Company (or any other Target Company, as applicable) of this Agreement and each Ancillary Document to which any Target Company is or is required to be a party or otherwise bound, and the consummation by any Target Company of the transactions contemplated hereby and thereby and compliance by any Target Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any Target Company’s Organizational Documents; (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any Target Company or any of its material properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Target Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any Target Company under (other than Permitted Liens), (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract, except in the cases of clauses (b) and (c), to the extent that the occurrence of the foregoing would not have, or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Target Companies, taken as a whole.

4.7Financial Statements.

(a)As used herein, the term “Company Financials” means (i) the audited consolidated financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the Target Companies as of March 31, 2022 (the “Balance Sheet Date”) and March 31, 2021 and the related consolidated audited income statements, changes in stockholder equity and statements of cash flows for the fiscal years then ended, each audited by a PCAOB qualified auditor in accordance with GAAP and PCAOB standards (the “Audited Company Financials”). True and correct copies of the Company Financials have been provided to the Purchaser. The Company Financials (w) accurately reflect the books and records of the Target Companies as of the times and for the periods referred to therein, (x) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved, and (y) fairly present in all material respects the consolidated financial position of the Target Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the Target Companies for the periods indicated. No Target Companies has ever been subject to the reporting requirements of Section 13(a) and 15(d) of the Exchange Act.

(b)Except as: (i) specifically disclosed, reflected or fully reserved against on the Balance Sheet; (ii) Liabilities and obligations incurred in the ordinary course of business consistent with past practices since the Balance Sheet Date that are not material; (iii) liabilities that are executory obligations arising under Contracts to which a Target Company is a party (none of which, with respect to the liabilities described in clause (ii) and this clause (iii) results from, arises out of, or relates to any breach or violation of, or default under, a Contract or applicable Law); (iv) expenses incurred in connection with the negotiation, execution and performance of this Agreement, any Ancillary Document or any of the transactions contemplated hereby or thereby; and (v) liabilities set forth on Schedule 4.7(b), the Company does not have any material liabilities, debts or obligations of any nature (whether accrued, fixed or contingent, liquidated or unliquidated or asserted or, to the Knowledge of the Company, unasserted).
(c)The Company has established a system of internal accounting controls sufficient to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, and the Company’s historical practices and to maintain asset accountability; (c) access to assets is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
(d)The Target Companies do not have any Indebtedness other than the Indebtedness set forth on Schedule 4.7(d)

4.8Absence of Certain Changes. Except as set forth on Schedule 4.8, since the Balance Sheet Date, (a) the material operations of the business of the Target Companies have been conducted only in the ordinary course of business consistent with past practice (aside from steps taken in contemplation of the Transactions and Covid-19 Measures), (b) there has not been a Material Adverse Effect of the Target Companies and (c) except as set forth on Schedule 4.8(c), no Target Company has taken any action or committed or agreed to take any action that would be prohibited by Section 5.2(b) if such action were taken on or after the date hereof without the consent of the Purchaser.

4.9Compliance with Laws. Since January 1, 2020, no Target Company is or has been in material conflict or material non-compliance with, or in material default or violation of (nor has any Target Company received, since January 1, 2020 to the date of this Agreement, any written or, to the Knowledge of the Company, oral notice of any material conflict or non-compliance with, or material default or violation of) any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected, except as was not and would not reasonably be expected to be, individually or in the aggregate, material to the Target Companies, taken as a whole.

4.10   Company Permits. Each of the Target Companies is in possession of all Permits necessary for each Target Company to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”) other than any such Company Permits which if not held by a Target Company would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Target Companies, taken as a whole. No suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened in writing. No Target Company is in conflict with, or in default, breach or violation of, any Company Permit, except as would not reasonably be expected to be, individually or in the aggregate, material to the Target Companies, taken as a whole.

4.11   Litigation. Except as described on Schedule 4.11 , as of the date of this Agreement there is no (a) Action of any nature currently pending or, to the Company’s Knowledge, threatened; or (b) Order now pending or outstanding or that was rendered by a Governmental Authority, in either case of (a) or (b) by or against any Target Company, its business, equity securities or assets, which is reasonably expected to have a Material Adverse Effect upon the Target Companies, taken as whole. Since January 1, 2020, to the Company’s Knowledge, none of the current or former executive officers, senior management or directors of any Target Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

4.12   Material Contracts.

(a)Schedule 4.12(a) sets forth a true, correct and complete list of, and the Company has made available to the Purchaser (including written summaries of oral Contracts), true, correct and complete copies of, each Contract to which any Target Company is a party or by which any Target Company, or any of its properties or assets are bound or affected as of the date of this

Agreement (each Contract required to be set forth on Schedule 4.12(a), other than a Company Benefit Plan, a “Company Material Contract”) that:

(i)contains covenants that materially limit the ability of any Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product, including any non-competition covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii)involves any joint venture, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii)evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Target Company having an outstanding principal amount in excess of $500,000;

(iv)involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $200,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any Target Company or another Person;

(v)relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Target Company, its business or material assets, in each case with ongoing obligations on behalf of any Target Company;

(vi)by its terms, individually or with all related Contracts, called for aggregate payments or resulted in receipts by the Target Companies under such Contract or Contracts of at least $500,000 in the 12-month period ended March 31, 2022, and which the Company reasonably expects to require payments or receipts of at least $500,000 in the current fiscal year;

(vii)is between any Target Company and any of its directors, officers, contractors or employees of a Target Company or any Related Person (other than at-will employment or consulting arrangements or intellectual property assignment agreements with employees and contractors entered into in the ordinary course of business consistent with past practice and comporting in all material respects with the Target Company form agreements therefor), including all non-competition, severance and indemnification agreements;

(viii) obligates the Target Companies to make any capital commitment or expenditure in excess of $200,000 (including pursuant to any joint venture);

(ix)relates to a material settlement entered into within two (2) years prior to the date of this Agreement or under which any Target Company has outstanding obligations (other than customary confidentiality obligations);

(x)relates to the development, ownership, licensing or use of any Intellectual Property by, to or from any Target Company, other than (A) Off-the-Shelf Software, (B) employee or consultant invention assignment agreements entered into on a Target Company’s standard form of such agreement, (C) confidentiality agreements entered into in the ordinary course of business or (D) non-exclusive licenses granted by any Target Company to, or to any Target Company from, customers or distributors in the ordinary course of business;

(xi)that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant; or

(xii) is otherwise material to the Target Companies, taken as a whole, and not described in clauses (i) through (xi) above.

(b)Except as disclosed in Schedule 4.12(b) or with respect to agreements described herein to be terminated concurrent with the Closing, with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable in all respects against the Target Company party thereto and, to the Knowledge of the Company, as of the date of this Agreement each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the Transactions will not affect the validity or enforceability of any

Company Material Contract; (iii) as of the date of this Agreement, no Target Company is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any Target Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company as of the date of this Agreement, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any Target Company, under such Company Material Contract; (v) as of the date of this Agreement no Target Company has received written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Target Company in any material respect; and (vi) as of the date of this Agreement, no Target Company has waived any material rights under any such Company Material Contract.

4.13   Intellectual Property.

(a)Schedule 4.13(a) sets forth as of the date of this Agreement (i) all material U.S. and foreign registered Patents, Trademarks, Copyrights and Internet Assets and applications therefor owned, purported to be owned, or exclusively licensed by a Target Company or otherwise used or held for use by a Target Company in which a Target Company is or purports to be the owner, applicant or assignee (“Company Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates and (ii) all material unregistered Intellectual Property owned or purported to be owned by, licensed by, licensed to, or otherwise used or held for use by a Target Company (collectively with the Company Registered IP, “Company IP”).
(b)Each Target Company has a valid and enforceable license to use all third-party Intellectual Property that is used or practiced in the conduct of its respective business. No Target Company is party to any Contract that requires a Target Company to assign to any Person all of its rights in any Intellectual Property developed by a Target Company under such Contract.
(c)Schedule 4.13(c) sets forth all licenses, sublicenses and other agreements or permissions under which a Target Company is the licensor or grantor of rights (each, an “Outbound IP License”), and for each such Outbound IP License, describes (i) the applicable Intellectual Property affected, (ii) the licensee or rights recipient under such Outbound IP License, and (iii) any royalties, license fees or other compensation due to a Target Company, if any. Schedule 4.13(c) also sets forth all licenses, sublicenses and other agreements or permissions under which a Target Company is the licensee or recipient of rights (each, an “Inbound IP License”; the Outbound IP Licenses and Inbound IP Licenses collectively the “Company IP Licenses”), other than (A) Off-the-Shelf Software, (B) employee or consultant invention assignment agreements, (C) confidentiality agreements entered into in the ordinary course of business solely for the purposes of evaluating a potential business relationship, or (D) non-exclusive licenses granted by any Target Company, or to any Target Company in the ordinary course of business, and for each such Inbound IP License, describes (i) the applicable Intellectual Property affected, (ii) the licensor or grantor of rights under such Inbound IP License, and (iii) any royalties, license fees or other compensation due to any Person, if any. Each Company IP License is in effect, binding on, and enforceable against the parties thereto. No Target Company, nor to the Company’s Knowledge, no counterparty to any Company IP License, is in material breach of any Company IP License.
(d)No Action is pending or, to the Company’s Knowledge, threatened against a Target Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to, any Intellectual Property currently owned, purported to be owned, licensed, used or held for use by the Target Companies. No Target Company has received any written or, to the Knowledge of the Company, oral notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution, wrongful disclosure or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of any Target Company; (iii) there are no outstanding Orders to which any Target Company is a party or its otherwise bound that (A) restrict the rights of a Target Company to use, transfer, license or enforce any Intellectual Property owned by a Target Company, (B) restrict the conduct of the business of a Target Company in order to accommodate a third Person’s Intellectual Property, or (C) other than the Outbound IP Licenses, grant any third Person any right with respect to any Intellectual Property owned or purported to be owned by a Target Company. No Target Company is currently infringing, misappropriating, wrongfully disclosing, diluting or otherwise violating any Intellectual Property of any other Person in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by a Target Company or otherwise in connection with the conduct of the respective businesses of the

Target Companies. To the Company’s Knowledge, no third party is currently, or since January 1, 2020 has been, infringing upon, misappropriating, wrongfully disclosing, diluting, or otherwise violating any Company IP.
(e)To the Knowledge of the Company, no Person has obtained unauthorized access to third party information and data (including personally identifiable information) in the possession of a Target Company, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data, and no written or, to the Knowledge of the Company, oral complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data has been received by a Target Company; and (ii) the operation of the business of the Target Companies has not and does not violate any right to privacy or publicity of any third Person.
(f)No Target Company is legally bound by any Contract or other obligation under which the occurrence of the Closing would(i) obligate such Target Company to license, or otherwise grant rights or result in the grant of rights to any other Person in, any Intellectual Property (whether owned or used by the Company), (ii) entitle any Person to a release of any source code escrow or any other disclosure of any source code that is Company Intellectual Property, (iii) result in any material Liens on the Company Intellectual Property, (iv) result in the material loss or impairment of such Target Company’s rights to own or use any Company Intellectual Property or (v) otherwise materially increase any burdens or decrease any rights relating to the Company Intellectual Property.
(g)Each Target Company has taken commercially reasonable steps to protect and preserve Trade Secrets and other proprietary and confidential information included in the Company Intellectual Property. Each Target Company has taken commercially reasonable steps to comply with all duties of the Target Company to protect the confidentiality of proprietary and confidential information provided to the Company by any other Person. None of the current or former employees, consultants or independent contractors of any Target Company or any other Persons has violated any agreements under which (i) any such Person has a confidentiality obligation to the Target Company or (ii) the Target Company has agreed to keep confidential any information of another Person.
(h)Each Target Company has taken and takes all commercially reasonable steps to ensure that all IT assets, Software, and other data residing on its computer networks or on portions of networks under the control of the Target Company or licensed or otherwise distributed to customers of the Target Company is free of Harmful Code. The Company Intellectual Property does not contain any Harmful Code. Each Target Company has implemented commercially reasonable backup, security and disaster recovery technology, plans, procedures and facilities consistent with industry practice. No Target Company has conducted any investigation or inquiry (internally or through any other Person) with respect to, any actual or potential physical or electronic theft, misappropriation, or unauthorized access to or disclosure or use of any IT assets, Software, or Trade Secrets.
(i)No Target Company is or has been a member of, and no Target Company has been or is obligated to license or disclose any Company Intellectual Property to, any official or de facto standards setting or similar organization or to any such organization’s members.
(j)None of the Software within the Company Intellectual Property or included in any product or service of any Target Company is, in whole or in part, subject to the provision of any open source agreement or other license agreement that requires any portion of such Software to be made available without charging any fee, requires any Target Company to permit preparing derivative works based on such Software, requires making available any source code for any portion of such Software, grants a license or covenant not to sue under any Patent, or imposes any other material limitation, restriction or condition on the right or ability of any Target Company to use, distribute or enforce any Company Intellectual Property.
(k)To Knowledge of the Company, each of the Software programs included in the Company IP has been documented in accordance with the standard practices of the Target Company owning or purporting to own such Software and the Target Companies possess full and complete source and object code versions of all such Software owned or purported to be owned by each Target Company, except to the extent as would not reasonably be expected to have a Material Adverse Effect on the business of the Target Companies, taken as a whole.

4.14   Taxes and Returns. Except as set forth on Schedule 4.14, or as previously disclosed to the Purchaser, as of the date hereof:

(a)Each Target Company has timely filed, or caused to be timely filed, material Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, correct and complete in all material respects, and has timely paid, collected or withheld, or caused to be paid, collected or withheld, material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established in accordance with past practices of Target Companies.
(b)There is no material Action currently pending or, to the Knowledge of the Company, threatened in writing against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.
(c)No Target Company is being audited by any Governmental Authority or has been notified in writing by any Governmental Authority that any such audit is contemplated or pending. There are no material claims, assessments, audits, examinations, investigations or other Actions pending against a Target Company in respect of any material Taxes, and no Target Company has been notified in writing of any proposed material Tax claims or assessments against it in respect of any material Taxes (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established in accordance with past practices of the Target Companies).
(d)There are no material Liens with respect to any Taxes upon any Target Company’s assets, other than Permitted Liens.
(e)Each Target Company has collected or withheld all material Taxes currently required to be collected or withheld by it, and all such material Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.
(f)No Target Company has any outstanding material waivers, extensions or requests for extensions of any applicable statute of limitations to assess any material amount of Taxes.
(g)No Target Company has made any change in accounting method (except as required by a change in Law) or received a ruling from, or signed an agreement with, any Tax authority that would reasonably be expected to have a material impact on its Taxes following the Closing.
(h)No Target Company has participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in U.S. Treasury Regulation section 1.6011-4(b).
(i)No Target Company has any Liability for the material Taxes of another Person (other than another Target Company) that are not adequately reflected in the Company Financials (i) under any applicable Law, (ii) as a transferee or successor, or (iii) by contract or indemnity (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not Taxes). No Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice documented in writing (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not Taxes) with respect to material Taxes that will be binding on any Target Company with respect to any period following the Closing Date.
(j)No Target Company is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any material Taxes, nor is any request for such a ruling, memorandum, or agreement outstanding.
(k)No Target Company: (i) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the Company is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions; or (ii) is or has ever been (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the Company is or was the common parent corporation.
(l)No Target Company will be required to include any material item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code or “gain recognition agreements” entered into under Section 367 of the Code (or, in each case, any corresponding or similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received or deferred revenue realized on or before the Closing Date (vi) election under Section 108(i) of the Code made on or before the Closing Date, (vii) Subsidiary that is a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code) having “subpart F income” (within the meaning of Section 952(a) of the Code) accrued prior to the Closing Date, (viii) “global intangible low-taxed income” within the meaning of Section 951A of the Code (or any similar provision of state, local or non-U.S. Law) attributable to any taxable period (or portion thereof) on or before the Closing Date, (ix) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date or (x) election made pursuant to Section 965(h) of the Code.
(m)No Target Company that is a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code) owns any“United States property” (as defined in Section 956(c) of the Code).
(n)To the Knowledge of the Company, each Target Company subject to US Tax Law is, and at all times has been, compliant in all material respects with any applicable documentation requirements of Section 482 of the Code where such Target Company conducts business operations, to the extent applicable.
(o)The Company has been properly classified as a C corporation within the meaning of Section 1361(a)(2) of the Code at all times since its incorporation.
(p)To the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code.

4.15   Real Property. Except as set forth on Schedule 4.15, the Target Companies do not own, or otherwise have an interest in, any Real Property, including under any Real Property lease, sublease, space sharing, license or other occupancy agreement. Each Target Company has good, valid and subsisting title to its respective leasehold estates in the offices described on Schedule 4.15, free and clear of all Liens. No Target Company has breached or violated any local zoning ordinance, and no notice from any Person has been received by any Target Company or served upon any Target Company claiming any violation of any local zoning ordinance.

4.16   Personal Property. All items of Personal Property in the aggregate are in good operating condition and repair and function in all material respects in the aggregate in accordance with their intended uses (ordinary wear and tear excepted).

4.17   Title to and Sufficiency of Assets. The assets that the Target Companies will continue to have good and valid title to, or the right to use, following the Closing constitute all of the material assets necessary for the conduct of the business and operations of the Target Companies as currently conducted.

4.18   Employee Matters.

(a)No Target Company is a party to any collective bargaining agreement or similar Contract covering any group of employees, labor organization or other representative of any of the employees of any Target Company, and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Company, been threatened in writing any strike, slow-down, picketing, work-stoppage, arbitration or other similar labor activity (including unfair labor practice charges, grievances or complaints) with respect to any such employees. As of the date hereof, no current officer of a Target Company has provided any Target Company written notice of his or her plan to terminate his or her employment with any Target Company.
(b)Except as set forth in Schedule 4.18(b), each Target Company (i) to the Knowledge of the Company, is and has since January 1, 2020 been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, (collectively, “Employment Laws”), (ii) has not incurred any material Liability that remains unsatisfied as of the date of this Agreement for any material past due arrears of wages or any material penalty for failure to comply with any Employment Law, and (iii) has not incurred any material Liability that remains unsatisfied as of the date of this Agreement for any material past due arrears of wages or any material penalty for failure to comply with payment of wages. As of the date of this Agreement, there are no material Actions pending or, to the Knowledge of the Company, threatened in writing against a Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any Employment Law, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.
(c)During the past six (6) years, the Company has not, to its Knowledge, without direct inquiry, engaged any employees, independent contractors or temporary workers to perform services for the Company who, while so engaged or employed by a Target Company, have primarily resided in or primarily performed work in the United States.

4.19   Benefit Plans.

(a)No Target Company maintains any employee benefit plan subject to ERISA. During the six (6) year period preceding the Effective Time, no Target Company or any of their ERISA Affiliates has maintained, contributed to, or had an obligation to contribute to (i) a “defined benefit plan” (as defined in Section 414(j) of the Code), (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA) or (iii) a “multiple employer plan” (as described in Section 413(c) of the Code).
(b)Each Benefit Plan that covers any current or former employee of any Target Company (“Company Benefit Plan”) has been established, administered and funded in material compliance with its terms and with the requirements of all applicable Laws and has been maintained, where required, in good standing with applicable regulatory authorities With respect to each Company Benefit Plan, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP on the Company Financials.
(c)The consummation of the Transactions will not, by itself: (i) entitle any current or former employee, independent contractor, officer, director or other service provider to any payment or any increase in payment under any Company Benefit Plan, (ii) accelerate the time of payment, funding or vesting of any benefit under any Company Benefit Plan, or (iii) result in any payments or benefits under any agreement with any Target Company that, individually or in combination with any other payment or benefit, could constitute the payment of an “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 or Section 409A of the Code. Neither the Company nor Seller has any obligation to “gross-up,” compensate, reimburse, “make-whole,” or otherwise indemnify any individual for the imposition of any Tax under Sections 4999 or 409A of the Code. The Company has made available to the Purchaser complete and accurate copies of the Company Equity Plan and forms of agreements used thereunder. Schedule 4.19(c) sets forth the beneficial and record owners of all outstanding Company Options as of the date of this Agreement (including the grant date, number and type of shares issuable thereunder, the exercise price, the expiration date and any vesting schedule).
(d)Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, and: (i) the stock option agreement governing such grant was duly executed and delivered by each party thereto (including electronic execution and delivery); (ii) each such grant was made in accordance with the terms of the Company Equity Plan and all other applicable Laws; (iii) if Section 409A of the Code is applicable to a Company Option, the per share exercise price of each Company Option was equal or greater than the fair market value (within the meaning of Section 409A of the Code) of a share of Company Common Stock on the applicable grant date; and (iv) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company.

4.20   Environmental Laws. Since January 1, 2020, the Target Companies have complied and are in compliance with all Environmental Laws, and there are no Actions pending or, to the Knowledge of the Company, threatened against the Target Companies alleging any failure to so comply.

4.21   Transactions with Related Persons. Except as set forth on Schedule 4.21, no Target Company nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of a Target Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) is presently, or in the last two fiscal years, has been, a party to any transaction with a Target Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Target Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Target Company in the ordinary course of business consistent with past practice) any Related Person. Except as set forth on Schedule 4.21, no Target Company has outstanding any material Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or material Personal Property, or material right, tangible or intangible (including Intellectual Property) which is used in the business of any Target Company.

4.22   Insurance.

(a)Schedule 4.22(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a Target Company as of the date hereof relating to a Target Company or its business, products, properties, assets, liabilities, directors, officers and employees, copies of which have been provided to the Purchaser. All premiums due and payable under all such insurance policies have been timely paid and the Target Companies are otherwise in material compliance with the terms of such insurance policies. To the Company’s Knowledge, each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. In the two (2) years preceding the date of this Agreement, no Target Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.
(b)Each Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably be expected to have a Material Adverse Effect on the Target Companies, taken as a whole.

4.23   Top Suppliers. Schedule 4.23 lists, by dollar volume received or paid, as applicable, for each of (a) the twelve (12) months ended on March 31, 2021 the ten largest suppliers of goods or services to the Target Companies (the “Top Suppliers”) along with the amounts of such dollar volumes. The relationships of each Target Company with such suppliers are good commercial working relationships and as of the date of this Agreement (i) no Top Supplier within the last twelve (12) months has cancelled or otherwise terminated, or, to the Company’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with a Target Company, (ii) no Top Supplier has during the last twelve (12) months decreased materially or, to the Company’s Knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with a Target Company or intends to stop, decrease or limit materially its products or services to any Target Company or its usage or purchase of the products or services of any Target Company, (iii) to the Company’s Knowledge, no Top Supplier intends to refuse to pay any amount due to any Target Company or seek to exercise any remedy against any Target Company, (iv) no Target Company has within the past two (2) years been engaged in any material dispute with any Top Supplier, and (v) to the Company’s Knowledge, the consummation of the Transactions will not adversely affect the relationship of any Target Company with any Top Supplier.

4.24   Certain Business Practices.

(a)No Target Company, nor any of their respective Representatives acting on their behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law or (iii) made any other unlawful payment. No Target Company, nor any of their respective Representatives acting on their behalf has directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Target Company or assist any Target Company in connection with any actual or proposed transaction.
(b)The operations of each Target Company are and have been conducted at all times in material compliance with anti-money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving a Target Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.

(c)No Target Company or any of their respective directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and no Target Company has in the last five (5) fiscal years, directly or knowingly indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

4.25   Investment Company Act. The Company is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

4.26   Finders and Brokers. Except as set forth in Schedule 4.26, no broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission from the Company in connection with the Transactions.

4.27   Independent Investigation. The Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Purchaser, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Purchaser for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and the Ancillary documents to which it is a party and to consummate the Transactions, it has relied solely upon its own investigation and the express representations and warranties of the Purchaser set forth in Agreement (including the related portions of the Purchaser Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto; and (b) neither the Purchaser nor any of its Representatives have made any representation or warranty as to the Purchaser or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Purchaser Disclosure Schedules) or in any certificate delivered to the Company pursuant hereto.

4.28   Information Supplied. None of the information supplied or to be supplied by the Company specifically in writing for inclusion in the Registration Statement will, when first mailed to the Public Shareholders or at the time of the Purchaser Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to: (a) any information supplied by or on behalf of the Purchaser or its Affiliates or (b) any projections, estimates, forecasts or forward-looking statements included in the Registration Statement.

4.29   No Other Representations. Except for the representations and warranties expressly made by the Company in this Article IV (as modified by the Company Disclosure Schedules) or as expressly set forth in an Ancillary Document, no Target Company nor any other Person on its behalf makes any express or implied representation or warranty with respect to any of the Target Companies, the Company Security Holders, the Company Shares, the business of the Target Companies, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Company hereby expressly disclaim any other representations or warranties, whether implied or made by any Target Company or any of its Representatives. Except for the representations and warranties expressly made by the Company in this Article IV (as modified by the Company Disclosure Schedules) or in an Ancillary Document, the Company hereby expressly disclaims all liability and responsibility for any representation, warranty, forward-looking statement, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Purchaser or any of its Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Purchaser or any of its Representatives by any Representative of the Company), including any representations or warranties regarding the probable success or profitability of the businesses of the Target Companies.

ARTICLE V

COVENANTS

5.1Access and Information.

(a)During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 7.1 or the Closing (the “Interim Period”), subject to Section 5.17, the Company shall give, and shall cause its Representatives to give, the Purchaser and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Target Companies, as the Purchaser or its Representatives may reasonably request regarding the Target Companies and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Company’s Representatives to reasonably cooperate with the Purchaser and its Representatives in their investigation; provided, however, that the Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies.
(b)During the Interim Period, subject to Section 5.17, the Purchaser shall give, and shall cause its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Purchaser or its Subsidiaries, as the Company or its Representatives may reasonably request regarding the Purchaser, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Purchaser’s Representatives to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Purchaser or any of its Subsidiaries.

5.2Conduct of Business of the Company.

(a)Unless the Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except (w) ordinary course, ministerial or administrative requirements that do not have any material impact on the Target Companies’ business, (x) as required or permitted by this Agreement or the Ancillary Documents, including, without limitation, the Ananda Trust Investment or in connection with the Financing Transactions or the Private Financing (y) as required by applicable Law (including Covid-19 Measures), or (z) as set forth on Schedule 5.2, the Company shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) take all commercially reasonable measures to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice; provided that in response to the Covid-19 pandemic, the Company may, in connection with Covid-19 or imposition of restrictions on travel or public gatherings in any applicable jurisdiction, take any Covid Measures.
(b)Without limiting the generality of Section 5.2(a) and except as required or permitted by the terms of this Agreement or the Ancillary Documents or as set forth on Schedule 5.2, or required by applicable Law, during the Interim Period, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries not to:
(iv)amend, waive or otherwise change, in any respect, its Organizational Documents, except (i) as required by applicable Law, (ii) for changes that are administrative in nature, or (iii) in connection with or to facilitate the consummation of the Transactions;
(v)except as set forth on Schedule 5.2(b)(v), authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, other than (A) the issuance of Company Common Stock upon (i) the exercise of Company Options and Company Warrants and other convertible securities outstanding as of the date hereof (or issued prior to the Effective Time in accordance herewith) in accordance with their existing terms or (ii) the conversion of any Preferred Stock and (B) issuance of additional securities pursuant to the Company incentive plan for retention purposes, new hires or to compensate directors;
(vi)split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities (except (i) the repurchase of Company Common Stock from former employees, non-employee directors and consultants in accordance with agreements as in effect on the date hereof providing for the repurchase of shares in connection with any termination of service, (ii) any such transaction by a wholly-owned Subsidiary of the Company that remains a wholly-owned Subsidiary of the Company after consummation of such transaction and (iii) as set forth on Schedule 5.2(b)(iii));
(vii)  (A) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) except for (x) Indebtedness incurred in connection with the renewal, extension or refinancing of any Indebtedness existing on the date of this Agreement, or (y) Indebtedness in an aggregate principal amount not to exceed $5 million in the aggregate, or (B) make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $1 million in the aggregate;
(viii)except in the ordinary course of business, as otherwise required by the terms of any existing Company Benefit Plan or existing employment Contract as in effect on the date hereof, as otherwise required under applicable Law or as set forth on Schedule 5.2(b)(viii), (A) pay or promise to pay, fund any new, enter into or make any grant of any material severance, change in control, transaction bonus, equity or equity-based, retention or termination payment or arrangement to any member of senior management or above, except in connection with the promotion, hiring or termination of employment of any employee of the Target Companies in the ordinary course of business, (B) take any action to accelerate any material payments or benefits, or the funding of any material payments or benefits, payable or to become payable to any member of senior management, (C) establish, adopt, enter into, amend or terminate any material Company Benefit Plan or any Contract that would be a material Company Benefit Plan if it were in existence as of the date of this Agreement, (D) increase the wages, salaries or compensation of its executive officers of the Company, other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%) (excluding any new hires or for retention purposes), (E) make or commit to make any bonus payment (whether in cash, property or securities) other than in the ordinary course of business consistent with past practice, and in any event not in the aggregate by more than five percent (5%) of the aggregate amount(s) of similar bonus payments or benefits during the preceding fiscal year or other relevant period, or (F) materially increase other benefits of employees generally other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%) of the aggregate value of such (benefits or of similar benefits) provided to employers during the preceding calendar year or other relevant period;
(ix)make, change or rescind any material election relating to Taxes, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended income or other material Tax Return or amend any material Tax Return inconsistent with past practice, or surrender any material claim for refund, enter into any material “closing agreement” under Section 7121 of the Code, enter into any material agreement to extend or waive the applicable statute of limitations with respect to any Taxes, initiate any voluntary material Tax disclosure or Tax amnesty or similar filings with any Governmental Authority, enter into any material Tax Sharing Agreement or adopt or make any change in its method of Tax accounting (except as required by applicable Law or interpretation thereof) and except, in each case, in relation to any matter set forth on Schedule 4.14;
(x)transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP, Company Licensed IP or other Company IP (excluding non-exclusive licenses of Off-the-Shelf Software in the ordinary course of business consistent with past practice or lapses or expirations of non-renewable Contracts pursuant to the terms thereof), or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;

(xi)terminate, or waive or assign any material right under, any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business consistent with past practice;
(xii)establish any Subsidiary or enter into any new material line of business;
(xiii)revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP or applicable Law (or reasonable interpretation thereof) and after consulting the Company’s outside auditors;
(xiv)waive, release, assign, settle or compromise any material claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, a Target Company);
(xv)effect any mass layoff or other material personnel reductions, except in the ordinary course of business or based on individual performance;
(xvi)acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice, unless the aggregate value of such transactions does not exceed $2 million;
(xvii)make any capital expenditures in excess of $500,000 individually for any project or set of related projects, or $1,000,000 in the aggregate;
(xviii)adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; or
(xix)voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $1,000,000 individually or $5,000,000 in the aggregate (excluding the incurrence of any Expenses) other than pursuant to the terms of a Company Material Contract or Company Benefit Plan in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 5.2;
(xx)enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company other than the Stockholder Support Agreements;
(xxi)take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;
(xxii)enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or
(xxiii)authorize or agree to do any of the foregoing actions.

provided, that any actions reasonably taken in good faith by the Company or its Subsidiaries to the extent reasonably believed to be necessary to comply with Laws (including Orders of Governmental Authorities) or otherwise to protect the health or safety of its employees related to Covid-19 shall be deemed not to constitute a breach of the requirements set forth under this Section 5.2. The Company shall notify the Purchaser in writing of any such actions taken in accordance with the foregoing proviso and shall use reasonable best efforts to mitigate any negative effects of such actions on the business of the Target Companies, in consultation with the Purchaser whenever practicable.

5.3No Control of the Company’s Business. Purchaser acknowledges and agrees that: (i) nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing, (ii) prior to the

Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations, and (iii) notwithstanding anything to the contrary set forth in this Agreement, no consent of Purchaser shall be required with respect to any matter set forth in Section 5.1, Section 5.2, or elsewhere in this Agreement to the extent that the requirement of such consent could violate any applicable Law.

5.4Conduct of Business of the Purchaser.

(a)Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed),during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents or as set forth on Schedule 5.4, the Purchaser shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Purchaser and its Subsidiaries and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice. Notwithstanding anything to the contrary in this Section 5.4, nothing in this Agreement shall prohibit or restrict Purchaser from extending, in accordance with Purchaser’s Organizational Documents, the IPO Prospectus and the obligations set forth in Section 5.23(c), the deadline by which it must complete its Business Combination (an “Extension”), and no consent of any other Party shall be required in connection therewith.
(b)Without limiting the generality of Section 5.4(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents (including the Domestication or as contemplated by any Financing Agreement or the Ananda Trust Investment consented to by the Company in accordance with Section 5.22) or as set forth on Schedule 5.4, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser shall not, and shall cause its Subsidiaries to not:
(i)amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law;

(ii)authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, other than the issuance of Purchaser Securities issuable upon conversion or exchange of outstanding Purchaser Securities in accordance with their terms, the issuance of securities in connection with any Financing Agreement, the Private Financing or the Ananda Trust Investment (or any other action or transaction by the Purchaser undertaken with the consent of the Company in accordance with Section 5.21), or engage in any hedging transaction with a third Person with respect to such securities;
(iii)split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;
(iv)incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise), in excess of $100,000 individually or $200,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that this Section 5.4(b)(iv) shall not prevent the Purchaser from borrowing funds necessary to finance its ordinary course administrative costs and expenses (including any Private Financing, Financing Agreement, the costs and expenses necessary for an Extension to be funded in accordance with the Sponsor Support Agreement (such expenses, “Extension Expenses”), or the Purchaser’s responsibility for costs and expenses required for filings pursuant to Antitrust Laws, as applicable);
(v)make or rescind any material election relating to material Taxes, settle any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended material Tax Return, or make any material change in its method of Tax accounting, in each case except as required by applicable Law or in compliance with GAAP;

(vi)amend, waive or otherwise change the Trust Agreement in any manner whatsoever;
(vii)terminate, waive or assign any material right under any Purchaser Material Contract;
(viii)fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;
(ix)establish any Subsidiary or enter into any new line of business;
(x)fail to use commercially reasonable efforts to keep in force material insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;
(xi)revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting the Purchaser’s outside auditors;
(xii)  waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages paid prior to the Closing (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Purchaser or its Subsidiary) not in excess of $100,000 individually or $200,000 in the aggregate;
(xiii)acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;
(xiv)make any capital expenditures (excluding for the avoidance of doubt, incurring any Expenses);
(xv)adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);
(xvi)voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $50,000 individually or $100,000 (excluding the incurrence of any Extension Expenses) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 5.4 during the Interim Period;
(xvii)voluntarily incur any Purchaser Transaction Expenses (whether absolute, accrued, contingent or otherwise) in excess of$25,000 (excluding the incurrence of any Extension Expenses) without the prior written consent of the Company, not to be unreasonably withheld, conditioned or delayed, other than in accordance with the terms of this Section 5.4 during the Interim Period;
(xviii)enter into any agreement, understanding or arrangement with respect to the voting of Purchaser Securities;
(xix)take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or
(xx)authorize or agree to do any of the foregoing actions;

provided, that any actions reasonably taken in good faith by the Purchaser or its Subsidiaries to the extent reasonably believed to be necessary to comply with Laws (including orders of Governmental Authorities) or otherwise to protect the health or safety of its employees related to Covid-19 shall be deemed not to constitute a breach of the requirements set forth under this Section 5.4. The Purchaser shall notify the Company in writing of any such actions taken in accordance with the foregoing proviso and shall use reasonable best efforts to mitigate any negative effects of such actions on the Purchaser and its Subsidiaries.

5.5Annual and Interim Financial Statements. During the Interim Period, as promptly as practical following the end of each three-month quarterly period and each fiscal year, the Company shall deliver to the Purchaser an unaudited consolidated income statement and an unaudited consolidated balance sheet of the Target Companies for the period from the Balance Sheet Date through the end of such quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year. From the date hereof through the Closing Date, the Company will also promptly deliver to the Purchaser copies of any audited consolidated financial statements of the Target Companies that the Target Companies’ certified public accountants may issue.

5.6Purchaser Public Filings. During the Interim Period, the Purchaser will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall maintain the listing of the Purchaser Units, the Purchaser Class A Ordinary Shares and the Purchaser Warrants on Nasdaq; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on Nasdaq only the Purchaser Common Stock and the Purchaser Warrants.

5.7No Solicitation.

(a)For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company and its Affiliates, a transaction (other than the transactions contemplated or permitted by this Agreement) concerning the sale of (x) all or any material part of the business or assets of the Target Companies, taken as a whole (other than in the ordinary course of business consistent with past practice) or (y) any of the shares or other equity interests or profits of the Target Companies, in any case, whether such transaction takes the form of a sale of shares or other equity interests, merger, consolidation or similar transaction, and (B) with respect to the Purchaser and its Affiliates, a transaction concerning or constituting a Business Combination involving Purchaser.
(b)During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the Transactions, each of the Company and the Purchaser shall not, and shall cause its Representatives to not, without the prior written consent of the other Party and the Purchaser, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.
(c)Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information unless the disclosure of such information is prohibited by a confidentiality or nondisclosure agreement in effect as of the date hereof. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

5.8No Trading. The Company hereby agrees that, while it is in possession of material nonpublic information, it shall not purchase or sell any securities of the Purchaser (other than to engage in the Merger in accordance with Article I).

5.9Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder in any material respect; (b) receives any notice or other communication in writing from any third party

(including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the Transactions or (ii) any non-compliance with any Law by such Party or its Affiliates; (c) receives any notice or other communication from any Governmental Authority in connection with the Transactions; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Closing set forth in Article VI not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the Transactions. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

5.10   Efforts.

(a)Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the Transactions (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the Transactions.
(b)In furtherance and not in limitation of Section 5.10(a), to the extent required under any Laws (including but not limited to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended (the “HSR Act”)) that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, or a lessening of competition (“Antitrust Laws”), each Party hereto agrees to make or have its ultimate parent entity as that term is defined in the HSR Act to make, any required filing or application under Antitrust Laws, as applicable, with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) to the extent permitted by applicable Law, keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.
(c)As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use reasonable best efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting to the extent legally permissible. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their reasonable best efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents. Notwithstanding anything to the contrary, none of the Parties shall extend any waiting period or comparable period under the Antitrust Laws or enter into any agreement with any Governmental Authority without the written consent of the other Parties.

(a)Prior to the Closing, each Party shall use its reasonable best efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts; provided that none of the Target Companies shall be required to make any payments to, or modify or waive the terms of any Contract with, any Person in order to obtain any such Consents.

5.11   Tax Matters.

(a)Tax Structuring. (i) Each of the Parties shall use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code and (ii) Purchaser shall use its reasonable best efforts to cause the Domestication to qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code. None of the Parties shall (and each of the Parties shall cause their respective Subsidiaries not to) take any action, or fail to take any action, that could reasonably be expected to cause the Merger or the Domestication to fail to qualify, respectively, as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties intend to report and shall report, for federal income tax purposes, and shall not take any position inconsistent with (whether in audits, Tax Returns or otherwise) the treatment of, each of the Merger and the Domestication as a “reorganization” within the meaning of Section 368(a) of the Code. Each of the Parties agrees to use reasonable best efforts to promptly notify all other Parties of any challenge to the treatment described in this Section 5.11 by any Governmental Authority.
(b)Withholding. Each of the Zoomcar India Escrow Agent, Earnout Escrow Agent, the Surviving Corporation, the Seller Representative, Purchaser and any other withholding agent will be entitled to deduct or withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amount of consideration, and at such time and manner, as Purchaser and the Company, acting reasonably, may determine, in their sole discretion, to be necessary and appropriate in order to satisfy any Tax withholding obligations of Purchaser or the Surviving Corporation with respect to the issuance or delivery of such consideration (which Tax withholding obligations shall be the responsibility of each recipient thereof) under any provision of any applicable Law. To the extent that any such consideration is withheld to offset amounts paid to the appropriate taxing authority, such withheld consideration will be treated for all purposes of this Agreement as having been delivered and paid to the recipient of the payment in respect of which such deduction and withholding was made. Notwithstanding anything to the contrary herein, any compensatory amounts subject to payroll reporting and withholding that are payable pursuant to or as contemplated by this Agreement shall be payable in accordance with the applicable payroll procedures of the Target Companies.

5.12   Transfer Taxes. The Purchaser shall pay for and bear any sales, use, real property transfer, stamp, stock transfer, or other similar transfer Taxes imposed on Purchaser, Merger Sub or any Target Company in connection with the Merger or other transactions contemplated by this Agreement.

5.13   Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

5.14   The Registration Statement.

(a)As promptly as practicable after the date hereof, the Purchaser shall prepare with the reasonable assistance of the Company, and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Purchaser Common Stock to be issued under this Agreement as the Merger Consideration, which Registration Statement will also contain (i) a proxy statement (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from Purchaser shareholders for the matters to be acted upon at the Purchaser Special Meeting (defined below) and providing the Public Shareholders an opportunity in accordance with the Purchaser’s Organizational Documents and the IPO Prospectus to have their Purchaser Class A Ordinary Shares redeemed (the “Redemption”) in conjunction with the shareholder vote on the Purchaser Shareholder Approval Matters and (ii) a proxy statement or consent solicitation statement for the purpose of soliciting proxies or consents from Company stockholders for the matters to be acted upon at the Company Special Meeting (defined below). The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Purchaser shareholders to vote, at an extraordinary general meeting of Purchaser shareholders to be called and held for such purpose (the “Purchaser Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the transactions contemplated hereby or referred to herein, including the Merger and the Domestication (and, to the extent required, the issuance of any shares in connection with any Financing Agreement, the Ananda Trust Investment or any other transaction contemplated hereby), by the holders of Purchaser Ordinary Shares in accordance with the Purchaser’s Organizational Documents, the Cayman Islands Companies Law, the DCGL and the rules and regulations of the SEC and Nasdaq, (ii) the effecting of the Domestication, (iii) the change of name of the Purchaser and the adoption and approval of the Amended Organizational Documents, (iv) the adoption and approval of a new equity incentive plan (the “Incentive Plan”), in a form to reasonably agreed upon by the Purchaser and the Company during the Interim Period, which will provide for awards for a number of shares of Purchaser Common Stock equal to (A) 12% of the aggregate number of shares of Purchaser Stock issued and outstanding immediately after the Closing (as calculated after giving effect to the Redemption), on a fully-diluted basis, such reserve to be automatically increased as of January 1 of each calendar year beginning with January 1, 2023 and continuing until (and including) January 1, 2032, with such annual increase equal to 3%, (v) the appointment of the members of the Post-Closing Purchaser Board in accordance with Section 5.19 hereof, (vi) any other proposals as the SEC (or any staff-member thereof may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, and (vii) such other matters as the Company and Purchaser shall hereafter mutually determine to be necessary or appropriate in order to effect the Merger and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (vii), collectively, the “Purchaser Shareholder Approval Matters”), and (viii) the adjournment of the Purchaser Special Meeting if necessary or desirable in the reasonable determination of Purchaser and the Company. The Purchaser Board shall not withdraw, amend, qualify or modify its recommendation that the Purchaser Shareholders approve the Purchaser Shareholder Approval matters. If on the date for which the Purchaser Special Meeting is scheduled, Purchaser has not received proxies representing a sufficient number of shares to obtain the Required Purchaser Shareholder Approval, whether or not a quorum is present, Purchaser may make one or more successive postponements or adjournments of the Purchaser Special Meeting after reasonable consultation with and approved by the Company. In connection with the Registration Statement, Purchaser will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in the Purchaser’s Organizational Documents, the Act, the DGCL and the rules and regulations of the SEC and Nasdaq. Purchaser shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC, and Purchaser shall consider any such comments in good faith. The Company shall provide Purchaser with such information concerning the Target Companies and their stockholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.
(b)The Purchaser shall cause any information concerning the Purchaser or its shareholders, officers, directors, assets, Liabilities, condition (financial or otherwise), business and operations included in the Registration Statement, or in any amendments or supplements thereto, to be true and correct and to not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading and shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Purchaser Special Meeting and the Redemption. Each of the Purchaser and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, Purchaser and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. The Purchaser shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to the Purchaser shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the Purchaser’s Organizational Documents; provided, however, that the Purchaser shall not amend or supplement the Registration Statement without prior consultation with the Company.
(c)The Purchaser, with the reasonable assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use its commercially reasonable best efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. The Purchaser shall provide the Company with copies of any written comments, and shall inform the Company of any material oral comments, that the Purchaser or its Representatives receive from the SEC or its staff with respect to the Registration Statement, the Purchaser Special Meeting and the Redemption promptly after the receipt of such comments. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Registration Statement and any Offer Document each time before any such document is filed with the SEC, and the Purchaser shall give reasonable and good faith consideration to any comments made by the Company and its counsel. No filing of, or amendment or supplement to the Offer Documents will be made by the Purchaser or the Company without the approval of the Company or the Purchaser, respectively (each such approval not to be unreasonably withheld, conditioned or delayed). No response to any comments from the SEC or the staff of the SEC relating to the Offer Documents will be made by the Purchaser without the prior consent of the Company (such consent not to be unreasonably withheld, conditions or delayed), and without providing the Company, as applicable, a reasonable opportunity to review and comment thereon unless pursuant to a telephone call initiated by the SEC.
(d)As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective,Purchaser shall (i) cause the Proxy Statement to be disseminated to the Purchaser’s shareholders in compliance with applicable Law, (ii) duly (1) give notice of and (2) convene and hold the Purchaser Special Meeting in accordance with the Purchaser’s Organizational Documents and Nasdaq listing rules, for a date no later than thirty (30) days following the date the Registration Statement is declared effective, (iii) solicit proxies from the holders of Purchaser Ordinary Shares to vote in favor of each of the Purchaser Shareholder Approval Matters, and (iv) call the Purchaser Special Meeting in accordance with the Act for a date no later than thirty (30) days following the effectiveness of the Registration Statement.
(e)Purchaser shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, Purchaser’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Purchaser Special Meeting and the Redemption. Purchaser shall apply for, and shall take any and all reasonable and necessary actions to cause, the Purchaser Common Stock to be issued in connection with the Merger to be approved for listing on the Nasdaq as of the Closing.

5.15   Company Stockholder Meeting. As promptly as practicable after the Registration Statement has become effective, the Company will call a meeting of its stockholders or otherwise solicit written consents in order to obtain the Required Company Stockholder Approval (the “Company Special Meeting”), and the Company shall use its reasonable best efforts to solicit from the Company Stockholders proxies in favor of the Required Company Stockholder Approval prior to such Company Special Meeting, and to take all other actions necessary or advisable to secure the Required Company Stockholder Approval, including enforcing the Stockholder Support Agreements.

5.16   Public Announcements.

(a)The Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the Purchaser and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.
(b)The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within two (2) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, the Purchaser shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (“Federal Securities Laws”), which the Company shall review, comment upon and approve prior to filing (which approval shall not be unreasonably withheld, conditioned or delayed); provided, that the Purchaser shall provide the Company with a reasonable amount of time to complete such review, comment and approval prior to the second (2nd) Business Day after the date hereof. The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, the Purchaser shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which the Seller Representative shall review, comment upon and approve prior to filing (which approval shall not be unreasonably withheld, conditioned or delayed). In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/or any Governmental Authority in connection with the transactions contemplated hereby.

5.17   Confidential Information.

(a)The Company hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any Purchaser Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of the Purchaser or its Subsidiaries), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser Confidential Information without the Purchaser’s prior written consent; and (ii) in the event that the Company or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Purchaser Confidential Information, (A) provide the Purchaser to the extent legally permitted with prompt written notice of such requirement so that the Purchaser or an Affiliate thereof may seek, at Purchaser’s cost, a protective Order or other remedy or waive compliance with this Section 5.17(a), and (B) in the event that such protective Order or other remedy is not obtained, or the Purchaser waives compliance with this Section 5.17(a), furnish only that portion of such Purchaser Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its reasonable best efforts to obtain assurances that confidential treatment will be accorded such Purchaser Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company shall, and shall cause its Representatives to, promptly deliver to the Purchaser or destroy (at Purchaser’s election) any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Purchaser Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.
(b)The Purchaser hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that the Purchaser or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 5.17(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 5.17(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its reasonable best efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Purchaser shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at the Purchaser’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Purchaser and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

5.18   Intentionally Omitted.

5.19   Post-Closing Board of Directors and Executive Officers.

(a)The Parties shall take all necessary action, including causing the directors of the Purchaser to resign, so that effective as of the Closing, the Purchaser’s board of directors (the “Post-Closing Purchaser Board”) will consist of seven (7) individuals. Immediately after the Closing, the Parties shall take all necessary action to designate and appoint to the Post-Closing Purchaser Board (i) two persons that are designated by the Purchaser prior to the Closing (the “Purchaser Directors”), both of whom shall qualify as an independent director under Nasdaq rules, (ii) three persons that are designated by the Company prior to the Closing (the “Company Directors”) and (iii) two additional persons, who shall qualify as independent directors under Nasdaq rules, designated by the Company prior to the Closing, such designees to be reasonably acceptable to the Purchaser. In accordance with the Purchaser Organizational Documents as in effect at the Closing, the Post-Closing Purchaser Board will be a classified board with three classes of directors, with (I) one class of directors, the Class I Directors (constituting the two (2) Company Directors who qualify as independent), initially serving a one (1) year term, such initial term effective from the Closing until the first annual meeting of the Purchaser shareholders after the Closing (but any subsequent Class I Directors serving a three (3) year term), (II) a second class of directors, the Class II Directors (constituting the Purchaser Directors), initially serving a two (2) year term, such initial term effective from the Closing until the second annual meeting of the Purchaser shareholders after the Closing (but any subsequent Class II Directors serving a three (3) year term), and (III) a third a class of directors, the Class III Directors (constituting the remaining Company Directors) serving a three (3) year term. In accordance with the Amended Organizational Documents, no director on the Post-Closing Purchaser Board may be removed without cause. At or prior to the Closing, the Purchaser will provide each member of the Post-Closing Purchaser Board with a customary director indemnification agreement, in form and substance reasonably acceptable to such director, to be effective upon the Closing (or if later, upon such director’s appointment).
(b)The Parties shall take all action necessary, including causing the executive officers of Purchaser to resign, so that the individuals serving as the officers, of the Purchaser immediately after the Closing will be the same individuals (in the same office) as that of the Company immediately prior to the Closing (unless, at its sole discretion, the Company desires to appoint another qualified person to any such role, in which case, such other person identified by the Company shall serve in such role).
(c)If any Person designated pursuant to Section 5.19(a) is not duly elected at the Purchaser Special Meeting, the Parties shall take all necessary action to fill any such vacancy on the Post-Closing Purchaser Board with an alternative person designated by the Company or the Purchaser pursuant to Section 5.19(a).

5.20   Indemnification of Directors and Officers; Tail Insurance.

(a)The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Purchaser or Merger Sub and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Purchaser or Merger Sub (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and the Purchaser or Merger Sub, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, the Purchaser shall cause the Organizational Documents of the Purchaser and the Surviving Corporation to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Purchaser and Merger Sub to the extent permitted by applicable Law. The provisions of this Section 5.20 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.
(b)For the benefit of the Purchaser’s and Merger Sub’s directors and officers, the Purchaser shall be permitted at or prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Purchaser’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, the Purchaser shall maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and the Purchaser shall timely pay or caused to be paid all premiums with respect to the D&O Tail Insurance.
(c)The D&O Indemnified Persons entitled to the indemnification, liability limitation, and exculpation provisions set forth in this Section 5.20 are intended to be third-party beneficiaries of this Section 5.20. This Section 5.20 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of the Purchaser and the Company. The rights of each D&O Indemnified Person hereunder shall be in addition to, and not in limitation of, any other rights such Person may have under the Organizational Documents of the Company, any other indemnification arrangement, any applicable Law or otherwise.

5.21   Trust Account Proceeds. The Parties agree that after the Closing, the funds in the Trust Account, after taking into account payments for the Redemption, and any proceeds received by the Purchaser pursuant to any Financing Agreements shall first be used to pay (a) the Purchaser’s and the Company’s accrued Expenses on a pari passu basis, (b) the Purchaser’s deferred Expenses (including cash amounts, if any, payable to the IPO Underwriter and any legal fees) of the IPO, (c) any loans owed by the Purchaser to the Sponsor for any Expenses (including deferred Expenses), other administrative costs and expenses incurred by or on behalf of the Purchaser or Extension Expenses and (d) any other Liabilities of the Purchaser and the Company as of the Closing, provided that, except as otherwise agreed by the Company, such Expenses attributable solely to the fees, costs and expenses incurred by Purchaser (excluding Extension Expenses and deferred fees payable to the IPO Underwriter) shall not exceed $11,000,000; and provided, further, that the incurrence of additional Expenses by the Purchaser during the Interim Period shall be subject to Section 5.3. Such Expenses, as well as any Expenses that are required to be paid by delivery of the Purchaser’s securities, will be paid at the Closing. Any remaining cash will be used for working capital and general corporate purposes of the Purchaser and the Surviving Corporation.

5.22   Financing Transactions . During the Interim Period, the Purchaser shall use best efforts to enter into written agreements with third party investors reasonably acceptable to the Company (the “Financing Investors”) for aggregate proceeds of at least $50 million from investors to be reasonably approved by the Company (the “Financing Agreements,” and the transactions contemplated thereby, the “Financing Transactions”). If requested by the Purchaser, the Company shall, and shall cause its Representatives to, reasonably cooperate with the Purchaser in connection with discussion, negotiation and entry into the applicable definitive Financing Agreements (including having the Company’s senior management participate in any investor meetings and roadshows as reasonably requested by the Purchaser). The Purchaser shall not enter into, amend or waive any right or obligation under any Financing Agreements (or take any action with equivalent effect) without the Company’s prior written consent (not to be unreasonably withheld, delayed or conditioned). The Purchaser will deliver to the Company true, correct and complete copies of each Financing Agreement entered into by the Purchaser and any other Contracts between the Purchaser and Financing Investors.

5.23   Additional Agreements

(a)Prior to the Closing, the Company shall enter into new employment agreements with each Key Employee in form and substance reasonably acceptable to the Purchaser (each, a “Key Employee Employment Agreement”), each of which will become effective not later than the Closing.

(b)Prior to the Closing, the Purchaser, certain shareholders of the Purchaser and certain Company Stockholders who will be Affiliates of the Purchaser immediately after the Closing shall enter into the A&R Registration Rights Agreement in a form to be reasonably acceptable to the Purchaser and the Company, which will amend and restate that certain Registration Rights Agreement, dated as of October 26, 2021, by and among the Purchaser, the Sponsor and the other parties thereto (the “Original RRA”) to provide such Company Stockholders with registration rights that are substantially similar in all material respects to, and pari passu with, the registration rights of the Sponsor pursuant to the Original RRA; provided, that, if applicable, such A&R Registration Rights Agreement shall provide for registration rights for any Financing Investors.
(c)The Purchaser shall seek to obtain the approval of its shareholders for an Extension, in accordance with Purchaser’s Organizational Documents and the IPO Prospectus, of the deadline by which it must complete its Business Combination for a period of six (6) months, or such shorter period of time as mutually agreed by the Purchaser and the Company, (the “Prescribed Extension Period” and such extension, the “Prescribed Extension”) on terms mutually agreeable by the Company and shall implement such Prescribed Extension.
(d)Prior to the Closing, the Company shall take all such actions required of the Company to give effect to the Company Preferred Stock Exchange in accordance with Section 1.7. During the Interim Period, the Target Companies shall use commercially reasonable efforts to complete the actions described in Schedule 5.2(b) with respect to the other Target Companies identified therein.

5.24   Interim Period.

During the Interim Period the Parties will cooperate in good faith with respect to the matters set forth on Schedule 5.24.

ARTICLE VI

CLOSING CONDITIONS

6.1Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Merger and the other transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Company and the Purchaser of the following conditions:

(a)Required Purchaser Shareholder Approval. The Purchaser Shareholder Approval Matters that are submitted to the vote of the shareholders of the Purchaser at the Purchaser Special Meeting in accordance with the Proxy Statement and the Purchaser Memorandum and Articles shall have been approved by the requisite vote of the shareholders of the Purchaser at the Purchaser Special Meeting in accordance with the Purchaser Memorandum and Articles, applicable Law and the Proxy Statement (the “Required Purchaser Shareholder Approval”).
(b)Required Company Stockholder Approval. The Company Special Meeting shall have been held in accordance with the DGCL and the Company’s Organizational Documents, and at such meeting, the requisite vote of the Company Stockholders (including any separate class or series vote that is required, whether pursuant to the Company’s Organizational Documents, any stockholder agreement or otherwise), which requisite vote is described in Schedule 6.1(b), shall have authorized, approved and consented to, the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which the Company is or is required to be a party or bound, and the consummation of the transactions contemplated hereby and thereby, including the Merger (the “Required Company Stockholder Approval”).
(c)Antitrust Laws. Any waiting period (and any extension thereof) applicable to the consummation of this Agreement under any Antitrust Laws shall have expired or been terminated.
(d)Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 6.1(d) shall have been obtained or made.
(e)Requisite Consents. The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 6.1(e) shall have each been obtained or made.

(f)No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.
(g)Net Tangible Assets Test. Upon the Closing, after giving effect to the Redemption, the Purchaser shall have net tangible assets of at least $5,000,001.
(h)Purchaser Domestication. The Domestication shall have been consummated in accordance with Section 1.8.
(i)Appointment to the Board. The members of the Post-Closing Purchaser Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 5.19.
(j)Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement.

6.2Conditions to Obligations of the Company. In addition to the conditions specified in Section 6.1 , the obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company) of the following conditions:

(a)Representations and Warranties. All of the representations and warranties of the Purchaser set forth in this Agreement and in any certificate delivered by or on behalf of the Purchaser pursuant hereto shall be true and correct on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Purchaser.
(b)Agreements and Covenants. The Purchaser shall have performed in all material respects all of the Purchaser’s obligations and complied in all material respects with all of the Purchaser’s agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.
(c)No Purchaser Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Purchaser since the date of this Agreement which is continuing and uncured.
(d)Earn-Out. The Purchaser shall have delivered the Stockholder Earnout Shares into the Earnout Escrow Account for contingent future distribution upon the occurrence of certain events as set forth in this Agreement and the Earnout Escrow Agreement.
(e)Zoomcar India. The Purchaser shall have delivered the Zoomcar India Escrow Shares into the Zoomcar India Escrow Account for future distribution pursuant to the terms of this Agreement and the Zoomcar India Escrow Agreement.
(f)Minimum Cash Condition. Upon the Closing, the Purchaser shall have cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of Redemptions) and the proceeds from the Financing Transactions, after payment of the Company Transaction Expenses and Purchaser Transaction Expenses (including, with regard to the Purchaser, Extension Expenses) and other Liabilities due at the Closing, at least equal to fifty million U.S. Dollars ($50,000,000).
(g)Nasdaq Listing. The shares of Purchaser Common Stock shall have been approved for listing on Nasdaq, subject to official notice of issuance.
(h)Closing Deliveries.

(i)OFFICER CERTIFICATE . The Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.2(a), 6.2(b), and Section 6.2(c).
(ii)SECRETARY CERTIFICATE. The Purchaser shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of the Purchaser’s Organizational Documents as in effect as of the Closing Date (after giving effect to the Domestication), (B) the resolutions of the Purchaser’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Required Purchaser Shareholder Approval has been obtained and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which the Purchaser is or is required to be a party or otherwise bound.
(iii)GOOD STANDING. The Purchaser shall have delivered to the Company a good standing certificate (or similar documents applicable for such jurisdictions) for the Purchaser and Merger Sub certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Purchaser’s and Merger Sub’s jurisdiction of organization and from each other jurisdiction in which the Purchaser is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.
(iv)ESCROW AGREEMENTS. The Company shall have received copies of the (i) Earnout Escrow Agreement, duly executed by the Purchaser and the Earnout Escrow Agent and (ii) Zoomcar India Escrow Agreement, duly executed by the Purchaser and the Zoomcar India Escrow Agent.
(v)REGISTRATION RIGHTS AGREEMENT. The Company shall have received a copy of the A&R Registration Rights Agreement duly executed by the Purchaser and the other parties to the Original RRA.

6.3Conditions to Obligations of the Purchaser. In addition to the conditions specified in Section 6.1, the obligations of the Purchaser and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:

(a)Representations and Warranties. All of the representations and warranties of the Company set forth in this Agreement and in any certificate delivered by or on behalf of the Company pursuant hereto shall be true and correct on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Target Companies, taken as a whole.

(b)Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Target Companies taken as a whole since the date of this Agreement which is continuing and uncured.
(d)Certain Ancillary Documents. Each Lock-Up Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.
(e)Closing Deliveries.

(i)OFFICER CERTIFICATE. The Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.3(a), 6.3(b) and 6.3(c).

(ii)SECRETARY CERTIFICATE. The Company shall have delivered to the Purchaser a certificate executed by the Company’s secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the requisite resolutions of the Company’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a party or bound, and the consummation of the Merger and the other transactions contemplated hereby and thereby, and the adoption of the Surviving Corporation Organizational Documents, and recommending the approval and adoption of the same by the Company Stockholders at a duly called meeting of stockholders, (C) evidence that the Required Company Stockholder Approval has been obtained and (D) the incumbency of officers of the Company authorized to execute this Agreement or any Ancillary Document to which the Company is or is required to be a party or otherwise bound.

(iii)GOOD STANDING. The Company shall have delivered to the Purchaser good standing certificates (or similar documents applicable for such jurisdictions) for each Target Company (if such concept is applicable in the relevant jurisdiction) certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Target Company’s jurisdiction of organization and from each other jurisdiction in which the Target Company is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv)CERTIFIED CHARTER. The Company shall have delivered to the Purchaser a copy of the Company Charter, as in effect as of immediately prior to the Effective Time, certified by the Secretary of State of the State of Delaware as of a date no more than ten (10) Business Days prior to the Closing Date.

(v)KEY EMPLOYEE AGREEMENTS. The Purchaser shall have received a duly executed Key Employee Employment Agreement from each Key Employee.

(vi)ESCROW AGREEMENTS. The Purchaser shall have received copies of the (i) Earnout Escrow Agreement, duly executed by the Seller Representative and the Earnout Escrow Agent and (ii) Zoomcar India Escrow Agreement, duly executed by the Seller Representative and the Zoomcar India Escrow Agent.

(vii)REGISTRATION RIGHTS AGREEMENT. The Purchaser shall have received a copy of the A&R Registration Rights Agreement duly executed by the Company and the other parties to the Original RRA.

(viii)RESIGNATIONS. Subject to the requirements of Section 5.20, the Purchaser shall have received written resignations, effective as of the Closing, of each of the directors and officers of the Company as requested by the Purchaser prior to the Closing.

(ix)TERMINATION OF CERTAIN CONTRACTS. The Purchaser shall have received evidence reasonably acceptable to the Purchaser that the Contracts involving the Target Companies and/or Company Security Holders or other Related Persons set forth on Schedule 6.3(e)(ix) shall have been terminated with no further obligation or Liability of the Target Companies thereunder.

6.4Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, any Target Company or Company Stockholder) failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE VII

TERMINATION AND EXPENSES

7.1Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a)by mutual written consent of the Purchaser and the Company;

(b)by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VI have not been satisfied or waived by the earlier of (i) six months from the date hereof or (ii) January 29, 2023 (the “Outside Date”), provided that, notwithstanding anything herein to the contrary, if the Purchaser obtains the approval of its shareholders for the Prescribed Extension, then the Outside Date, automatically and without action on the part of any Party, shall be extended for an additional period ending on the last date then in effect for the Purchaser to consummate its Business Combination pursuant to the applicable month during the Prescribed Extension Period; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates (or with respect to the Company, any Target Company or Company Stockholders) of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;
(c)by written notice by either the Purchaser or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;
(d)by written notice by the Company to Purchaser, if (i) there has been a breach by the Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Purchaser shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) thirty (30) days after written notice of such breach or inaccuracy is provided to the Purchaser or (B) the Outside Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if at such time the Company is in material uncured breach of this Agreement;
(e)by written notice by the Purchaser to the Company, if (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) thirty (30) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, however, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.1(e) if at such time the Purchaser is in material uncured breach of this Agreement;
(f)by written notice by either the Purchaser or the Company to the other, if the Purchaser Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Purchaser’s stockholders have duly voted, and the Required Purchaser Shareholder Approval was not obtained; or
(g)by written notice by the Purchaser to the Company, if (i) the Company Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Company Stockholders have duly voted, and the Required Company Stockholder Approval was not obtained or (ii) the Company solicits the written consent of the Company Stockholders in lieu of the Company Special Meeting, and the 60th day following the first date on which a consent in response to such solicitation was delivered to the Company has passed, and the Required Company Stockholder Approval was not obtained.

7.2Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 7.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 7.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (a) Sections 5.16, 5.17, 7.3, 8.1, Article IX and this Section 7.2 shall survive the termination of this Agreement, and (b) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any claim in respect of a Fraud Claim against such Party, in either case, prior to the termination of this Agreement (in each case of clauses (a) and (b) above, subject to Section 8.1). Without limiting the foregoing, and except as provided in Sections 7.3 and this Section 7.2 (but subject to Section 8.1) and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 9.7, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 7.1.

7.3Fees and Expenses . Subject to Sections 5.10(b), 8.1 and 9.14, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement. With respect to the Purchaser, Expenses shall include any and all deferred expenses (including fees or commissions payable to the underwriters and any legal fees) of the IPO upon consummation of a Business Combination, any Extension Expenses and costs and expenses relating to the Financing Agreements. Notwithstanding the foregoing, the Purchaser and the Company each agree to each be responsible for fifty percent (50%) of all filing fees and expenses under any applicable Antitrust Laws, including the fees and expenses relating to any pre-merger notification required the HSR Act (“Antitrust Expenses”).

ARTICLE VIII

WAIVERS AND RELEASES

8.1Waiver of Claims Against Trust. Reference is made to the IPO Prospectus. The Company and the Seller Representative each hereby represents and warrants that it has read the IPO Prospectus and understands that the Purchaser has established the Trust Account containing the proceeds of the IPO and the overallotment shares acquired by Purchaser’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Purchaser’s public shareholders (including overallotment shares acquired by the Purchaser’s underwriters) (the “Public Shareholders”) and that, except as otherwise described in the IPO Prospectus, the Purchaser may disburse monies from the Trust Account only: (a) to the Public Shareholders in the event they elect to redeem their Purchaser Ordinary Shares in connection with the consummation of the Purchaser’s initial business combination (as such term is used in the IPO Prospectus) (the “Business Combination”) or in connection with an Extension, (b) to the Public Shareholders if the Purchaser fails to consummate a Business Combination within fifteen (15) months after the closing of the IPO, subject to extension by amendment to Purchaser’s Organizational Documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $100,000 in dissolution expenses if the Purchaser fails to consummate a Business Combination and the Purchaser is dissolved according to its Organizational Documents, or (d) to the Purchaser after or concurrently with the consummation of a Business Combination. For and in consideration of the Purchaser entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company and the Seller Representative hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Agreement, none of the Company or the Seller Representative nor any of their respective Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Purchaser or any of its Representatives, on the one hand, and the Company, the Seller Representative or any of their respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Each of the Company and the Seller Representative on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Purchaser or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with Purchaser or its Affiliates). The Company and the Seller Representative each agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Purchaser and its Affiliates to induce Purchaser to enter in this Agreement, and each of the Company and the Seller Representative further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent that the Company or the Seller Representative or any of their respective Affiliates commences any Action based upon, in connection with, relating to or arising out of any matter relating to Purchaser or its Representatives, which proceeding seeks, in whole or in part, monetary relief against Purchaser or its Representatives, each of the Company and the Seller Representative hereby acknowledges and agrees that its and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behalves or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event that the Company or the Seller Representative or any of their respective Affiliates commences Action based upon, in connection with, relating to or arising out of any matter relating to Purchaser or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Shareholders, whether in the form of money damages or injunctive relief, Purchaser and its Representatives, as applicable, shall be entitled to recover from the Company, the Seller Representative (on behalf of the Company Stockholders) and their respective Affiliates, as applicable, the associated legal fees and costs in connection with any such Action, in the event Purchaser or its Representatives, as applicable, prevails in such Action. Notwithstanding the foregoing, nothing contained in this Section 8.1 shall serve to limit or prohibit (x) the Company’s right to pursue a claim for a breach for legal relief against assets held outside the Trust Account, for specific performance or other non-monetary relief, or (y) any claims that the Company may have in the future against assets or funds that are not held in the Trust Account (including any funds that have been released from such trust account and any assets that have been purchased or acquired with any such funds). This Section 8.1 shall survive termination of this Agreement for any reason and continue indefinitely.

ARTICLE IX

MISCELLANEOUS

9.1No Survival. Representations and warranties of the Company and the Purchaser contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Company or the Purchaser pursuant to this Agreement shall not survive the Closing, and from and after the Closing, the Company and the Purchaser and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Company or the Purchaser or their respective Representatives with respect thereto. The covenants and agreements made by the Company and the Purchaser in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

9.2Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (a) in person, (b) by email, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Purchaser or Merger Sub at or prior to the Closing, to:	with a copy (which will not constitute notice) to:
Innovative International Acquisition Corp.	McDermott Will & Emery LLP
24681 La Plaza Ste 300	One Vanderbilt Avenue
Dana Point, CA 92629	New York, New York 10017
Attn: Mohan Ananda	Attn: Ari Edelman, Esq.
Telephone No.: (805) 907-0597	Attn: Sunyi Snow, Esq.
Email: mohan@innovativeacquisitioncorp.com	Telephone No.: (212) 547-5372
Email: aedelman@mwe.com
Email: ssnow@mwe.com

If to the Company, to:	with a copy (which will not constitute notice) to:
Zoomcar, Inc.	Ellenoff Grossman & Schole LLP
40 Archer Drive	1345 Avenue of the Americas, 11th Floor
Bronxville, NY 10708	New York, New York 10105
Attn: Gregory Moran	Attn: Stuart Neuhauser, Esq.
Telephone No.: 917-693-2861	Attn: Meredith Laitner, Esq.
Email: Greg@zoomcar.com	Telephone No.: (212) 370-1300
Email: sneuhauser@egsllp.com
Email: mlaitner@egsllp.com

If to the Seller Representative to:	with a copy (which will not constitute notice) to:
Zoomcar, Inc.	Ellenoff Grossman & Schole LLP
40 Archer Drive	1345 Avenue of the Americas, 11th Floor
Bronxville, NY 10708	New York, New York 10105
Attn: Gregory Moran	Attn: Stuart Neuhauser, Esq.
Telephone No.: 917-693-2861	Attn: Meredith Laitner, Esq.
Email: Greg@zoomcar.com	Telephone No.: (212) 370-1300
Email: sneuhauser@egsllp.com
Email: mlaitner@egsllp.com

If to the Purchaser after the Closing, to:	with a copy (which will not constitute notice) to:
Zoomcar Holdings, Inc.	Ellenoff Grossman & Schole LLP
40 Archer Drive	1345 Avenue of the Americas, 11th Floor
Bronxville, NY 10708	New York, New York 10105
Attn: Gregory Moran	Attn: Stuart Neuhauser, Esq.
Telephone No.: 917-693-2861	Attn: Meredith Laitner, Esq.
Email: Greg@zoomcar.com	Telephone No.: (212) 370-1300
Email: sneuhauser@egsllp.com
Email: mlaitner@egsllp.com

9.3Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser and the Company (and after the Closing, the Purchaser and the Seller Representative), and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

9.4Third Parties. Except for the rights of the D&O Indemnified Persons set forth in Section 5.20, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

9.5Governing Law; Jurisdiction. This Agreement, and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the law of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any other state court of the State of Delaware or the United States District Court for the District of Delaware), and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding shall be heard and determined in such Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any other state court of the State of Delaware or the United States District Court for the District of Delaware), (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) in the Delaware Court of Chancery or in any other state court of the State of Delaware or the United States District Court for the District of Delaware, (c) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and (d) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 9.1 Nothing in this Section 9.5 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

9.6WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6.

9.7Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

9.8Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

9.9Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser, the Company and the Seller Representative. Prior to the Closing, any amendment pursuant to this Section 9.9 of this Agreement on behalf of the Purchaser shall require the approval of the Special Committee.

9.10   Waiver. The Purchaser on behalf of itself and its Affiliates, the Company on behalf of itself and its Affiliates, and the Seller Representative on behalf of itself and the Company Security Holders may (a) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (b) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (c) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby (including by the Seller Representative in lieu of such Party to the extent provided in this Agreement). Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Prior to the Closing, any waiver pursuant to this Section 9.10 of this Agreement on behalf of the Purchaser shall require the approval of the Special Committee.

9.11   Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

9.12   Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser, its shareholders or stockholders under the Cayman Islands Companies Law or DGCL, as then applicable, or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

9.13   Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.14   Seller Representative.

(a)Each Company Stockholder, by delivery of a Letter of Transmittal, on behalf of itself and its successors and assigns, hereby irrevocably constitutes and appoints Greg Moran in the capacity as the Seller Representative, as the true and lawful agent and attorney-in-fact of such Persons with full powers of substitution to act in the name, place and stead of thereof with respect to the performance on behalf of such Person under the terms and provisions of this Agreement and the Ancillary Documents to which the Seller Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Seller Representative Documents”), as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of such Person, if any, as the Seller Representative will deem necessary or appropriate in connection with any of the transactions contemplated under the Seller Representative Documents, including: (i) terminating, amending or waiving on behalf of such Person any provision of any Seller Representative Document (provided, that any such action, if material to the rights and obligations of the Company Stockholders in the reasonable judgment of the Seller Representative, will be taken in the same manner with respect to all Company Stockholders unless otherwise agreed by each Company Stockholder who is subject to any disparate treatment of a potentially material and adverse nature); (ii) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Seller Representative Document; (iii) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Seller Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Seller Representative and to rely on their advice and counsel; (iv) incurring and paying reasonable costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable fees and expenses allocable or in any way relating to such transaction or any indemnification claim, whether incurred prior or subsequent to Closing; (v) receiving all or any portion of the consideration provided to the Company Stockholders under this Agreement and to distribute the same to the Company Stockholders in accordance with their Stockholder Pro Rata Share; and (vi) otherwise enforcing the rights and obligations of any such Persons under any Seller Representative Document, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person. All decisions and actions by the Seller Representative, including any agreement between the Seller Representative and the Purchaser, shall be binding upon each Company Stockholder and their respective successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 9.14 are irrevocable and coupled with an interest. The Seller Representative hereby accepts its appointment and authorization as the Seller Representative under this Agreement.
(b)Any other Person, including the Purchaser and the Company may conclusively and absolutely rely, without inquiry, upon any actions of the Seller Representative as the acts of the Company Stockholders under any Seller Representative Documents. The Purchaser and the Company shall be entitled to rely conclusively on the instructions and decisions of the Seller Representative as to (i) any payment instructions provided by the Seller Representative or (ii) any other actions required or permitted to be taken by the Seller Representative hereunder, and no other Party shall have any cause of action against the Purchaser or the Company for any action taken by any of them in reliance upon the instructions or decisions of the Seller Representative. The Purchaser and the Company shall not have any Liability to any Company Stockholder for any allocation or distribution among the Company Stockholders by the Seller Representative of payments made to or at the direction of the Seller Representative. All notices or other communications required to be made or delivered to a Company Stockholder under any Seller Representative Document shall be made to the Seller Representative for the benefit of such Company Stockholder, and any notices so made shall discharge in full all notice requirements of the other parties hereto or thereto to such Company Stockholder with respect thereto. All notices or other communications required to be made or delivered by a Company Stockholder shall be made by the Seller Representative (except for a notice under Section 9.14(d) of the replacement of the Seller Representative).
(c)The Seller Representative will act for the Company Stockholders on all of the matters set forth in this Agreement in the manner the Seller Representative believes to be in the best interest of the Company Stockholders, but the Seller Representative will not be responsible to the Company Stockholders for any Losses that any Company Stockholder or any Indemnifying Party may suffer by reason of the performance by the Seller Representative of the Seller Representative’s duties under this Agreement, other than Losses arising from the bad faith, gross negligence or willful misconduct by the Seller Representative in the performance of its duties under this Agreement. From and after the Closing, the Company Stockholders shall jointly and severally indemnify, defend and hold the Seller Representative harmless from and against any and all Losses reasonably incurred without gross negligence, bad faith or willful misconduct on the part of the Seller Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Seller Representative’s duties under any Seller Representative Document, including the reasonable fees and expenses of any legal counsel retained by the Seller Representative. In no event shall the Seller Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Seller Representative shall not be liable for any act done or omitted under any Seller Representative Document as the Seller Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Seller Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Seller Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Seller Representative shall have the right at any time and from time to time to select and engage, at the reasonable cost and expense of the Company Stockholders, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other reasonable out-of-pocket expenses, as the Seller Representative may reasonably deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Seller Representative under this Section 9.14 shall survive the Closing and the resignation or removal of the Seller Representative and continue indefinitely.
(d)If the Seller Representative shall die, become disabled, dissolve, resign or otherwise be unable or unwilling to fulfill its responsibilities as representative and agent of Company Stockholders, then the Company Stockholders shall, within ten (10) days after such death, disability, dissolution, resignation or other event, appoint a successor Seller Representative (by vote or written consent of the Company Stockholders holding in the aggregate a Stockholder Pro Rata Share in excess of fifty percent (50%)), and promptly thereafter (but in any event within two (2) Business Days after such appointment) notify the Purchaser and the Company in writing of the identity of such successor. Any such successor so appointed shall become the “Seller Representative” for purposes of this Agreement.

ARTICLE X

DEFINITIONS

10.1Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Accounting Principles” means in accordance with GAAP as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Target Companies in the preparation of the latest audited Company Financials.

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement,complaint, stipulation, assessment or arbitration, or hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, the Sponsor shall be deemed to be an Affiliate of the Purchaser prior to the Closing.

“Aggregate Exercise Price” means the sum of (a) the sum of the exercise prices of all vested Company Options and (b) the sum of the exercise prices of all Company Warrants, in each case outstanding as of immediately prior to the Effective Time.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any Governmental Authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day.

“Closing Company Cash” means, as of the Reference Time, the aggregate cash and cash equivalents of the Target Companies on hand or in bank accounts, including deposits in transit, minus the aggregate amount of outstanding and unpaid checks issued by or on behalf of the Target Companies as of such time.

“Closing Net Debt” means as of the Closing, (i) the aggregate amount of all Indebtedness of the Target Companies (excluding, for the avoidance of doubt, the Ananda Trust Investment and any Private Financing, less (ii) the Closing Company Cash, in each case of clauses (i) and (ii), on a consolidated basis and as determined in accordance with the Accounting Principles. For the avoidance of doubt, Closing Net Debt can result in an increase to the Merger Consideration.

“COC Notice Date” means the date twenty (20) business days after receipt of the COC Earnout Statement by the Seller Representative as described in Section 1.16.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Charter” means the Certificate of Incorporation of the Company, as amended and effective under the DGCL, immediately prior to the Effective Time.

“Company Common Stock” means the common stock, par value $0.0001 per share, of the Company.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies or any of their respective Representatives furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (a) at the time of disclosure by the Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (b) at the time of the disclosure by the Company or its Representatives to the Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Convertible Notes” means those convertible promissory notes issued in the Private Financing.

“Company Convertible Securities” means, collectively, the Company Options, the Company Warrants, the Company Convertible Notes and any other options, warrants or rights to subscribe for or purchase any capital stock of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of the Company.

“Company Equity Plan” means the Company’s 2012 Equity Incentive Plan, as amended from time to time.

“Company Fully Diluted Shares” means the aggregate of (a) number of shares of Company Stock that are issued and outstanding; (b) the number of shares of Company Stock issuable upon the exercise of Company Options (other than unvested Company Options); (c) the number of shares of Company Stock issuable upon the exercise of Company Warrants outstanding; and (d) the number of shares of Company Common Stock issuable in exchange for the Zoomcar India Stock, in each case as of immediately prior to the Effective Time.

“Company Option” means an option to purchase Company Common Stock granted pursuant to the Company Equity Plan.

“Company Preferred Stock” means the Company Series Seed Preferred Stock, the Company Series A Preferred Stock, the Company Series A2 Preferred Stock, the Company Series B Preferred Stock, the Company Series C Preferred Stock, the Company Series D Preferred Stock, the Company Series E Preferred Stock and the Company Series E-1 Preferred Stock.

“Company Securities” means, collectively, the Company Stock, the Company Options, the Zoomcar India Stock and any other Company Convertible Securities outstanding immediately prior to the Effective Time.

“Company Security Holders” means, collectively, the holders of Company Securities.

“Company Series Seed Preferred Stock” means the Series Seed preferred stock, par value $0.0001 per share, of the Company.

“Company Series A Preferred Stock” means the Series A preferred stock, par value $0.0001 per share, of the Company.

“Company Series A2 Preferred Stock” means the Series A2 preferred stock, par value $0.0001 per share, of the Company.

“Company Series B Preferred Stock” means the Series B preferred stock, par value $0.0001 per share, of the Company.

“Company Series C Preferred Stock” means the Series C preferred stock, par value $0.0001 per share, of the Company.

“Company Series D Preferred Stock” means the Series D preferred stock, par value $0.0001 per share, of the Company.

“Company Series E Preferred Stock” means the Series E preferred stock, par value $0.0001 per share, of the Company.

“Company Series E-1 Preferred Stock” means the Series E-1 preferred stock, par value $0.0001 per share, of the Company.

“Company Stock” means any shares of the Company Common Stock and the Company Preferred Stock.

“Company Stockholders” means, collectively, the holders of Company Stock.

“Company Transaction Expenses” means all fees and expenses of any of the Target Companies incurred or payable as of the Closing and not paid prior to the Closing in connection with the consummation of the transactions contemplated hereby, including (i) any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of any Target Company and any premiums payable by the Company in connection with any directors’ and officers’ insurance, (ii) any change in control bonus, transaction bonus, retention bonus, termination or severance payment or payment relating to terminated options, warrants or other equity appreciation, phantom equity, profit participation or similar rights, in any case, to be made to any current or former employee, independent contractor, director or officer of any Target Company at or after the Closing pursuant to any agreement to which any Target Company is a party prior to the Closing which become payable (including if subject to continued employment) as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby, and (iii) any sales, use, real property transfer, stamp, stock transfer or other similar transfer Taxes imposed on Purchaser, Merger Sub or any Target Company in connection with the Transactions.

“Company Warrant” means warrants to purchase Company Stock.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto), in each case only if legally binding.

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings.

“Copyrights” means any works of authorship, mask works, designs and other equivalent works, and all copyrights, design rights, or equivalent rights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights and all moral and economic rights in any of the foregoing.

“Covid-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other related or associated epidemics, pandemics or disease outbreaks.

“Covid Measures” means such actions as are reasonably necessary (A) to protect the health and safety of the Target Companies’ employees and other individuals; (B) to respond to disruptions caused by Covid-19; or (C) in response to government orders; provided, that following any such suspension, to the extent that any Person took any actions pursuant to the immediately preceding proviso that caused deviations from its business being conducted in the ordinary course of business consistent with past practice that can reasonably be reversed or altered, to resume conducting its business in the ordinary course of business consistent with past practice in all material respects as soon as reasonably practicable.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Excise Taxes” means Taxes pursuant to the Inflation Reduction Act of 2022.

“Financing Agreement” means any private placement, entry into backstop, non-redemption or similar agreements, but not including the Ananda Trust Investment and the Private Financing.

“Fraud Claim” means any claim based in whole or in part upon actual fraud under Delaware common law (including the element of scienter).

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body,instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Harmful Code” means any surreptitious computer code or other mechanism of any kind designed to disrupt, disable or harm the operation of any Software or hardware or other business processes or to misuse, gain unauthorized access to or misappropriate any business or personal information or Company Intellectual Property, including viruses, Trojan horses, worms, bombs, backdoors, clocks, timers, or other disabling device code, or designs or routines that cause Software or information to be erased, inoperable, or otherwise incapable of being used, either automatically or with passage of time or upon command, in each case excluding license keys or similar license authentication or management software or devices.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“Indebtedness” of any Person means, without duplication, but excluding Permitted Debt and excluding the Ananda Trust Investment and the Private Financing, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (g) all obligations secured by an Lien (other than a Permitted Lien) on any property of such Person, (h) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness described in clauses (a) through (g) above of such Person and (i) all obligation described in clauses (a) through (h) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software and other intellectual property, and all licenses, sublicenses and other agreements or permissions related to and rights arising from the preceding types of property.

“Internet Assets” means any and all domain name registrations, web sites and web addresses, Internet Protocol addresses, and related rights, items and documentation related thereto, and applications for registration therefor.

“IPO” means the initial public offering of Purchaser Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of the Purchaser, dated as of October 26, 2021, and filed with the SEC on October 28, 2021 (File No. 33-260089).

“IPO Underwriter” means Cantor Fitzgerald & Co., the underwriter in the IPO.

“Key Employee” means each of the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Technology and Product Officer .

“Knowledge” means, with respect to (a) the Company, the actual knowledge of Greg Moran, Geiv Dubash, and Shachi Singh, after reasonable inquiry of their direct reports or (b) any other Party, (i) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry of their direct reports, or (ii) if a natural person, the actual knowledge of such Party after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether direct or indirect, whether matured or unmatured, whether due or to become due and required to be recorded or reflected on a balance sheet under GAAP), including Tax liabilities.

“Lien” means any mortgage, pledge, security interest, attachment, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) any effect attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other transactions contemplated hereby (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities); (v) conditions caused by acts of God, terrorism, war (whether or not declared), natural disaster or any outbreak or continuation of an epidemic or pandemic (including Covid-19 or any Covid-19 Measures or any change in such Covid-19 Measures or interpretations following the date hereof, and including any impact of such pandemics on the health of any officer, employee or consultant of such Person or its Subsidiaries), including the effects of any Governmental Authority or other third-party responses thereto; and (vi) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); provided further, however, that (x) any event, occurrence, fact, condition, or change referred to in clauses (i) - (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses.

“Merger Sub Common Stock” means the shares of common stock, par value $0.001 per share, of Merger Sub.

“Nasdaq” means the Nasdaq Global Market.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority, in each case only if legally-binding.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate or memorandum of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, and other patent rights (including any divisionals, provisionals, non-provisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Per Share Price” means the quotient of (a) the Merger Consideration divided by (b) the Company Fully Diluted Shares.

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations,exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens for Tax Liabilities arising in the ordinary course of business and other charges of any Governmental Authority which are not, individually or in the aggregate, material to the Target Companies, taken as a whole, or the amount or validity of which is being contested in good faith by appropriate proceedings and for which an adequate reserve has been recorded on the books of the Target Companies in accordance with past practices of the Target Companies, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, or (e) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Private Financing” means a financing of up to $40 million of gross proceeds, including in the form of debt or equity or convertible securities.

“Private Financing Payout Amount” means the product of (A) the gross proceeds of the Private Financing divided by (B) (i) 1 minus (ii) the percentage difference between the conversion price of the Ananda Trust Note and the conversion price of the Private Financing.

“Purchaser Common Stock” means the shares of common stock, par value $0.0001 per share, of the Purchaser following the consummation of the Domestication.

“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning the Purchaser or any of its Representatives; provided, however, that Purchaser Confidential Information shall not include any information which, (a) at the time of disclosure by the Company, the Seller Representative or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (b) at the time of the disclosure by the Purchaser or its Representatives to the Company, the Seller Representative or any of their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Target Companies.

“Purchaser Memorandum and Articles” means the amended and restated memorandum and articles of association of the Purchaser.

“Purchaser Class A Ordinary Shares” means the Class A ordinary shares, par value $0.0001 per share, of the Purchaser.

“Purchaser Class B Ordinary Shares” means the Class B ordinary shares, par value $0.0001 per share, of the Purchaser.

“Purchaser Preference Shares” means the preference shares, par value $0.0001 per share, of the Purchaser.

“Purchaser Securities” means the Purchaser Units, the Purchaser Class A Ordinary Shares, the Purchaser Class B Ordinary Shares, the Purchaser Preference Shares, the Purchaser Warrants, collectively.

“Purchaser Units” means the units issued in the IPO each consisting of one Class A Ordinary Share and one half of one warrant (each whole warrant entitling the holder thereof to purchase one Class A Ordinary Share) issued by the Purchaser pursuant to, and with the terms set forth in, the Memorandum and Articles.

“Purchaser Warrants” means the one-half of a warrant, originally included as part of Purchaser Units, each whole warrant entitling the holder thereof to purchase one (1) Class A Ordinary Share at a purchase price of $11.50 per share.

“Purchaser Transaction Expenses” means without duplication, the fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants, consultants and other advisors and service providers in connection with Purchaser’s negotiation, documentation and consummation of this Agreement and the transactions contemplated hereby, including any deferred underwriting fees incurred by Purchaser in connection with its initial public offering and any premiums payable by the Purchaser in connection with any directors’ and officers’ insurance or the “tail” policy pursuant to Section 5.20; and including any and all expenses of or incurred by the Special Committee and also including the aggregate amount (principal plus interest, if any, through the Effective Date) of any promissory notes issued by the Purchaser in consideration of working capital loans to the Purchaser made or entered into on or after the date hereof through the Effective Date, to the extent repayable (and actually repaid) in cash at the Closing, provided, however, that “Purchaser Transaction Expenses” shall not include (i) the filing fee of the HSR Act filing, and (ii) any litigation expenses arising from the transactions contemplated hereby including any litigation related fees and expenses of attorneys, accountants and other advisors.

“Reference Time” means the close of business of the Company on the Closing Date (but without giving effect to the transactions contemplated by this Agreement, including any payments by Purchaser hereunder to occur at the Closing, but treating any obligations in respect of Indebtedness, Transaction Expenses or other liabilities that are contingent upon the consummation of the Closing as currently due and owing without contingency as of the Reference Time).

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants) acting on such person’s behalf, agents and other legal representatives of such Person or its Affiliates.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Sponsor” means Innovative International Sponsor I LLC, a Delaware limited liability company.

“Stockholder Earnout Shares” means 20 million shares of Purchaser Common Stock placed into the Earnout Escrow Account at the Closing.

“Stockholder Pro Rata Share” means with respect to each Company Stockholder, a fraction expressed a percentage equal to (i) the portion of the Stockholder Merger Consideration payable by the Purchaser to such Company Stockholder in respect of the shares of Company Stock held by such Company Stockholder in accordance with the terms of this Agreement, divided by (ii) the total Stockholder Merger Consideration payable by the Purchaser to all Company Stockholders in respect of the shares of Company Stock held by them in accordance with the terms of this Agreement.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Company” means each of the Company and its direct and indirect Subsidiaries.

“Tax” or “Taxes” means all direct or indirect federal, state, local, non-U.S. and other net income, gross income, gross receipts, capital gains, capital stock, sales, use, value-added, ad valorem, transfer, franchise, profits, production, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, escheat or abandoned property, customs, duties or other taxes, fees, assessments or charges in the nature of tax, together with any interest and any penalties, additions to tax or additional amounts with respect thereto.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, social media identifiers, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Transactions” means the transactions contemplated by this Agreement, including, but not limited to the Domestication and the Merger, but excluding any Private Financing.

“Trading Day” means any day on which shares of Purchaser Common Stock are actually traded on the principal securities exchange or securities market on which the Purchaser Common Stock are then traded.

“Trust Account” means the trust account established by the Purchaser with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of October 26, 2021, as it may be amended, by and between the Purchaser and the Trustee, as well as any other agreements entered into related to or governing the Trust Account.

“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the applicable date(s), as reported by Bloomberg through its “VWAP” or other applicable function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the applicable date(s), as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value as determined reasonably and in good faith by a majority of the disinterested independent directors of the board of directors (or equivalent governing body) of the applicable issuer. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

“Zoomcar India” means Zoomcar India Private Limited, a majority-owned subsidiary of the Company.

“Zoomcar India Series P1 Stock” means Series P1 Preferred Stock of Zoomcar India.

“Zoomcar India Series P2 Stock” means Series P2 Preferred Stock of Zoomcar India.

“Zoomcar India Stock” means Zoomcar India Series P1 Stock and Zoomcar India Series P2 Stock.

“Zoomcar India Subscription Agreements” means the Subscription Agreements relating to the purchase of the Zoomcar India Stock.

“Zoomcar India Swap” means an exchange of shares of Zoomcar India Stock for applicable Company Securities pursuant to Zoomcar India Subscription Agreements in accordance with, and following satisfaction (to be determined by the Company) of, applicable legal and contractual requirements.

10.2    Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section
Acquisition Proposal	5.7(a)
Ananda Trust Financing	Recitals
Agreement	Preamble
Alternative Transaction	5.7(a)
Amended Organizational Documents	1.8
Ananda Trust	Recitals
Ananda Trust Investment	Recitals
Ananda Trust Note	Recitals
Antitrust Laws	5.10(b)
Assumed Option	1.10(d)
Assumed Warrant	1.10(e)(ii)
Balance Sheet Date	4.7(a)
Business Combination	8.1
Cayman Islands Companies Law	Recitals
Certificate of Merger	1.2
CFO	1.16(c)
Change of Control	1.16(j)
Closing	2.1
Closing Date	2.1
Closing Filing	5.16(b)
Closing Press Release	5.16(b)
Closing Statement	1.12(viii)
COC Earnout Statement	1.16(g)
Company	Preamble
Company Benefit Plan	4.19(b)
Company Certificates	1.11(a)
Company Directors	5.19
Company Disclosure Schedules	Article IV
Company Financials	4.7(a)
Company IP	4.13(a)
Company IP Licenses	4.13(a)
Company Material Contracts	4.12(a)
Company Permits	4.10

Term	Section
Company Preferred Stock Exchange	1.7
Company Registered IP	4.13(a)
Company Special Meeting	5.15
Consideration Spreadsheet	1.12(a)
Conversion Ratio	1.9
Dissenting Shares	1.15
Dissenting Stockholders	1.15
Domestication	1.8
D&O Indemnified Persons	5.20
D&O Tail Insurance	5.20(b)
DCGL	Recitals
Earnout Escrow Account	1.16(a)
Earnout Escrow Agreement	1.16(a)
Earnout Escrow Agent	1.16(a)
Earnout Escrow Property	1.16(a)
Earnout Period	1.16(a)
Earnout Statement	1.16(c)
Effective Time	1.2
Enforceability Exceptions	3.2
Exchange Agent	1.11(a)
Exchange Fund	1.11(a)
Expenses	7.3
Extension	5.4(a)
Extension Expenses	5.4(a)(iv)
Federal Securities Laws	5.16(b)
Financing Agreements	5.22
Financing Transactions	5.22
HSR Act	5.10(b)
Implied Price Per Share	1.16(f)
Inbound IP License	4.13(c)
Incentive Plan	5.14
Interim Period	5.1(a)
Key Employee Employment Agreement	5.23
Letter of Transmittal	1.11(a)
Lock-Up Agreement	Recitals
Merger	Recitals
Merger Consideration	1.9
Merger Sub	Preamble
OFAC	3.19(c)
Original RRA	5.23(a)
Outbound IP License	4.13(c)
Outside Date	7.1(b)
Party(ies)	Preamble
Post-Closing Purchaser Board	5.19(a)
Prescribed Extension	5.23(c)
Prescribed Extension Period	5.23(c)

Term	Section
Proxy Statement	5.14
Public Certifications	3.6(a)
Public Shareholders	8.1
Purchaser	Preamble
Purchaser Directors	5.19(a)
Purchaser Disclosure Schedules	Article III
Purchaser Financials	3.6(b)
Purchaser Material Contract	3.13(a)
Purchaser Shareholder Approval Matters	5.14
Purchaser Special Meeting	5.14
Redemption	5.14
Registration Statement	5.14
Related Person	4.21
Released Claims	8.1
Required Company Stockholder Approval	6.1(b)
Required Purchaser Shareholder Approval	6.1(a)
SEC Reports	3.6(a)
Seller Representative	Preamble
Seller Representative Documents	9.14(a)
Share Price Targets	1.16(b)(ii)
Signing Filing	5.16
Signing Press Release	5.16(b)
Special Committee	Recitals
Specified Courts	9.5
Sponsor	Recitals
Stockholder Merger Consideration	1.9
Stockholder Support Agreements	Recitals
Surviving Corporation	1.1
Tier I Share Price Target	1.16(b)(i)
Tier II Share Price Target	1.16(b)(ii)
Top Supplier	4.23
Transmittal Documents	1.11(b)
Zoomcar India Escrow Account	1.17
Zoomcar India Escrow Agent	1.17
Zoomcar India Escrow Agreement	1.17
Zoomcar India Escrow Shares	1.17

{REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS}

IN WITNESS WHEREOF, each Party hereto has caused this Agreement and Plan of Merger and Reorganization to be signed and delivered as of the date first written above.

The Purchaser:

INNOVATIVE INTERNATIONAL ACQUISITION CORP.

By:	/s/ Mohan Ananda
Name: Mohan Ananda
Title: Chief Executive Officer

Merger Sub:

INNOVATIVE INTERNATIONAL MERGER SUB, INC.

By:	/s/ Mohan Ananda
Name: Mohan Ananda
Title: President

[Signature Page to Merger Agreement]

The Company:

ZOOMCAR, INC..

By:	/s/ Gregory Bradford Moran
Name: Gregory Bradford Moran
Title: President and Chief Executive Officer

The Seller Representative:

GREGORY BRADFORD MORAN, solely in the capacity as the Seller Representative hereunder

By:	/s/ Gregory Bradford Moran
Name: Gregory Bradford Moran

[Signature Page to Merger Agreement]

ANNEX B

AMENDED & RESTATED

CERTIFICATE OF INCORPORATION

OF

ZOOMCAR HOLDINGS, INC.

(Adopted as of [ , 2022])

[         ], a corporation existing under the laws of the State of Delaware, by its Chief Executive Officer, hereby certifies as follows:

1.	The name of the corporation is [ ] (the “Corporation”).
2.	The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on [ , 2022].
3.	This Amended & Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”) restates, integrates, and amends the Certificate of Incorporation of the Corporation.
4.

This Amended and Restated Certificate of Incorporation was duly adopted by the vote of the directors and stockholders of the Corporation in accordance with the applicable provisions of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).

5.	The text of the Certificate of Incorporation of the Corporation is hereby amended and restated to read in full as follows:

FIRST:The name of the Corporation is Zoomcar Holdings, Inc.

SECOND:The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, Wilmington, in the county of New Castle, Delaware 19808, and the name of its registered agent at such address is Corporation Services Company.

THIRD:The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH:The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is [           ] Million ([             ]) shares, [             ] ([             ]) of which shall be common stock, par value $0.0001 per share (“Common Stock”) and [            ] ([             ]) of which shall be blank-check preferred stock, par value $0.0001 per share (“Preferred Stock”).

(a)	Common Stock.

(i)General. All shares of Common Stock shall be identical and shall entitle the holders thereof to the same powers, preferences, qualifications, limitations, privileges and other rights provided under the DGCL. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock (when, if and to the extent shares or series of such stock are designated and issued). The Board of Directors of the Corporation (the “Board”), in its sole discretion, shall determine the terms and conditions (including the consideration to be received by the Corporation) on which shares of Common Stock are to be issued.

(ii)Voting Rights. Each holder of record of Common Stock shall be entitled to one vote for each share of Common Stock standing in such holder’s name on the books of the Corporation. Except as otherwise required by law or by or pursuant to Section (b) of this Article FOURTH, the holders of Common Stock and the holders of Preferred Stock shall vote together as a single class on all matters submitted to stockholders for a vote.

(iii)Dividends. Subject to provisions of law and Section (b) of this Article FOURTH, the holders of Common Stock shall be entitled to receive dividends out of funds legally available therefor at such times and in such amounts as the Board of Directors may determine in its sole discretion.

(iv)Liquidation. Subject to provisions of law and Section (b) of this Article FOURTH, upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the payment or provision for payment of all debts and liabilities of the Corporation and any and all preferential amounts to which the holders of the Preferred Stock are entitled with respect to the distribution of the net assets of the Corporation in liquidation, the holders of Common Stock shall be entitled to share ratably in the remaining net assets of the Corporation available for distribution.

(b)	Preferred Stock.

(i)Issuance of Blank Check Preferred Stock. The Board of Directors is expressly authorized, subject to limitations prescribed by the DGCL and the provisions of this Amended and Restated Certificate of Incorporation, to provide by resolution or resolutions from time to time, and by filing a certificate(s) pursuant to the DGCL, for the issuance of shares of Preferred Stock in one or more class or series, to establish the number of shares to be included in each such class or series, the consideration to be paid for such shares, and to fix the voting powers (if any), designations, powers, preferences, and relative, participating, optional or other rights, if any, of the shares of each such class or series, and any qualifications, limitations or restrictions of such preferences and rights, including, without limitation, dividend rights, conversion rights, voting rights (if any), redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, in each instance as the Board of Directors may determine in its sole discretion and without stockholder approval. Each class or series shall be designated so as to distinguish the shares thereof from the shares of all other classes and series. All shares of a series of Preferred Stock shall have preferences, limitations and relative rights identical with those of other shares of the same series and, except to the extent otherwise specifically provided in the designation and description of the series, with those of other series of the same class.

(ii)Authority to Establish Variations Between Classes or Series of Preferred Stock. The authority of the Board of Directors with respect to each class, or each series within a class shall include, but not be limited to, determination of the following:

(A)the distinctive designation of such class or series and the number of shares to constitute such class or series;

(B)the rate at which dividends on the shares of such class or series shall be declared and paid, or set aside for payment, whether dividends at the rate so determined shall be cumulative or accruing, and whether the shares of such class or series shall be entitled to any participating or other dividends in addition to dividends at the rate so determined, and if so, on what terms or in what events;

(C)the right or obligation, if any, of the Corporation to redeem shares of the particular class or series of Preferred Stock and, if redeemable, the price, terms and manner of such redemption;

(D)the special and relative rights and preferences, if any, and the amount or amounts per share, which the shares of such class or series of Preferred Stock shall be entitled to receive, in preference over any or all other class(es) or series, upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (and distribution of the net assets of the Corporation in connection therewith);

(E)the terms and conditions, if any, upon which shares of such class or series shall be convertible into, or exchangeable for, shares of capital stock of any other class or series, including the price or prices or the rate or rates of conversion or exchange, the terms and conditions of conversion or exchange, and the terms of adjustment, if any;

(F)the obligation, if any, of the Corporation to retire, redeem or purchase shares of such class or series pursuant to a sinking fund or fund of a similar nature or otherwise, and the terms and conditions of such obligation;

(G)voting rights, if any, including special, conditional or limited voting rights with respect to any matter, including with respect to the election of directors and matters adversely affecting any class or series of Preferred Stock;

(H)limitations, if any, on the issuance of additional shares of such class or series or any shares of any other class or series of Preferred Stock; and

(I)such other preferences, limitations or relative rights and privileges thereof as the Board of Directors, acting in accordance with applicable law and this Amended and Restated Certificate of Incorporation, may deem advisable and which are not inconsistent with law or with the provisions of this Amended and Restated Certificate of Incorporation.

(c)	Options, Warrants & Rights.

(i)The Corporation may issue options, warrants and rights for the purchase of shares of any class or series of the Corporation. The Board of Directors, in its sole discretion, shall determine the terms and conditions on which the options, warrants or rights are issued, their form and content and the consideration for which, and terms and conditions upon which, such securities or any underlying class or series of shares of the Corporation are to be issued.

(ii)The terms and conditions of rights or options to purchase shares of any class or series of the Corporation may include, without limitation, restrictions or conditions that preclude or limit the exercise, transfer, receipt or holding of such rights or options by any person or persons, including any person or persons owning (beneficially or of record) or offering to acquire a specified number or percentage of the outstanding shares of any class or series, or any transferee or transferees of any such person or persons, or that invalidate or void such rights or options held by any such person or persons or any such transferee or transferees.

FIFTH:The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(a)The Corporation expressly elects not to be governed by Section 203 of the DGCL.

(b)The directors shall be divided into three (3) classes hereby designated Class I, Class II and Class III. The Board may assign members of the Board already in office to such classes at the time such classification becomes effective. The term of office of the initial Class I directors shall expire at the first annual meeting of the stockholders to be held following the effectiveness of this Amended and Restated Certificate of Incorporation (the “Effective Time”), the term of office of the initial Class II directors shall expire at the second annual meeting of the stockholders following the Effective Time, and the term of office of the initial Class III directors shall expire at the third annual meeting of the stockholders following the Effective Time. At each annual meeting of stockholders, commencing with the first annual meeting of stockholders following the Effective Time, each of the successors elected to replace the directors of a Class whose term shall have expired at such annual meeting shall be elected to hold office until the third annual meeting next succeeding his or her election and until his or her respective successor shall have been duly elected and qualified or until his or her earlier death, resignation, or removal.

(c)Election of directors need not be by ballot unless the by-laws of the Corporation so provide.

(d)The Board shall have the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to or repeal the bylaws of the Corporation.

(e)No contract or other transaction between the Corporation and one or more of its directors, or between the Corporation and any other corporation, firm, association or other entity in which one or more of the directors are directors or officers, or are financially interested, shall be either void or voidable because of such relationship or interest or because such director or directors are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction or because his or her votes are counted for such purpose, if:

(i)The material facts of such relationship or interest is disclosed or known to the Board of Directors, or a duly empowered committee thereof, which in good faith authorizes, approves or ratifies the contract or transaction by the affirmative votes of a majority of the disinterested directors; or

(ii)The material facts of such relationship or interest is disclosed or known to the stockholders entitled to vote and they in good faith specifically authorize, approve or ratify such contract or transaction by vote; or

(iii)The contract or transaction is fair as to the Corporation at the time it is authorized by the Board of Directors, committee or the stockholders.

(f)Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies a contract or transaction described in paragraph (g) of this Article FIFTH.

(g)A director of the Corporation may transact business, borrow, lend, or otherwise deal or contract with the Corporation to the fullest extent and subject only to the limitations and provisions of the laws of the State of Delaware and the laws of the United States.

(h)The Board of Directors in its discretion may (but shall not be required to) submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interests, or for any other reason.

(i)In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this Amended and Restated Certificate of Incorporation, and to any by-laws from time to time made by the stockholders; provided, however, that no by-law so made shall invalidate any prior act of the directors which would have been valid if such by-law had not been made.

SIXTH:No director or officer of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable, except to the extent such an exemption from liability or limitation thereof is not permitted under the DGCL as presently in effect or as the same may hereafter be amended. No amendment to or repeal of this Article SIXTH shall apply to or have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal.

SEVENTH:The Corporation, to the fullest extent permitted by Section 145 of the DGCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including, without limitation, attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized hereby. Any repeal or modification of this Article SEVENTH by the stockholders of the Corporation or any repeal or modification of the relevant provisions of the DGCL shall not adversely affect any right or protection of a person or entity entitled to indemnification hereunder with respect to events occurring prior to the time of such repeal or modification. For purposes of this Article SEVENTH, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees, fiduciaries and agents, so that any person or entity who is or was a director, officer, employee, fiduciary or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article SEVENTH with respect to the resulting or surviving corporation as he, she or it would have with respect to such constituent corporation if its separate existence had continued. The rights to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article SEVENTH shall not be exclusive of any other right which any person or entity may have or hereafter acquire under any statute, provision of this Amended and Restated Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

EIGHTH:Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on this Corporation.

NINTH:Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on behalf of the Corporation (other than derivative actions brought to enforce any duty or liability created by the Securities Exchange Act of 1934 or the rules and regulations promulgated thereunder), (ii) any action asserting a claim of breach of, or based on, a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any current or former director, officer, or other employee or stockholder of the Corporation arising pursuant to any provision of the General Corporation Law of the State of Delaware or this Amended and Restated Certificate of Incorporation, as amended, or the Bylaws of the Corporation, or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine. Unless the Corporation consents in writing to the selection of an alternative forum, but only to the extent permitted by applicable law, the United States District Court for the District of Delaware shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, the rules and regulations promulgated thereunder, or any ancillary claims related thereto which are subject to the ancillary jurisdiction of the federal courts.

TENTH:Except to the extent expressly set forth in Articles SIXTH and SEVENTH, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred on stockholders herein are granted subject to this reservation.

[Signature to Follow]

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Incorporation this [        ] day of [                 ], 2023.

Name:	Greg Moran
Title:	Chief Executive Officer

ANNEX C

BYLAWS

OF

ZOOMCAR HOLDINGS, INC.

(a Delaware corporation)

  , 2023

These [Bylaws (the “Bylaws”) of Zoomcar Holdings, Inc., a Delaware Corporation (f/k/a [                       ], the “Corporation”), are hereby adopted as of             , 2023.

ARTICLE 1

OFFICES

SECTION 1.1. Principal Office.  The principal offices of the Corporation shall be in such location as the Board of Directors of the Corporation (the “Board of Directors” or the “Board”) may determine.

SECTION 1.2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE 2

MEETINGS OF STOCKHOLDERS

SECTION 2.1. Place of Meeting; Chairman. All meetings of stockholders shall be held at such place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting. The Chairman of the Board of the Corporation (the “Chairman of the Board”) or any other person specifically designated by the Board of Directors shall act as the Chairman for any meeting of stockholders of the Corporation. The Chairman of the Board (or his or her designee) shall have full authority to control the process of any stockholder or Board of Directors meeting, including, without limitation, determining whether any proposals or nominations were properly brought before such meeting, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting, limitations on participation in such meeting to stockholders of record of the Corporation and their duly authorized and constituted proxies and such other persons as the Chairman of the Board (or his or her designee) shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot.

SECTION 2.2. Annual Meetings. The annual meeting of stockholders of the Corporation shall be held at such date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, subject to any postponement in the Board of Directors’ sole discretion, upon notice of such postponement given in any manner deeded reasonable by the Board of Directors. The Chairman of the Board, in its sole discretion, may also postpone the annual meeting upon notice of such postponement given in any manner deeded reasonable by the Chairman of the Board.

SECTION 2.3. Special Meetings. Special meetings of the stockholders of the Corporation, for any purpose or purposes, unless otherwise proscribed by the Delaware General Corporation Law (“DGCL”) or by the Certificate of Incorporation of the Corporation (as amended from time to time, the “Certificate of Incorporation”), may be called exclusively by: (i) the Chairman of the Board, the Chief Executive Officer, President or other executive officer of the Corporation, (ii) an action of the Board of Directors or (iii) the request in writing of the stockholders of record, and only of record, owning not less than sixty-six and two-thirds percent (66 2/3%) of the entire capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. The officers or directors shall fix the time and any place, either within or without the State of Delaware, as the place for holding such meeting.

SECTION 2.4. Notice of Meeting.  Written notice of the annual and each special meeting of stockholders of the Corporation, stating the time, place and purpose or purposes thereof, shall be given to each stockholder entitled to vote thereat, not less than ten (10) nor more than sixty (60) days before the meeting and shall be signed by the Chairman of the Board, the President or the Secretary

of the Corporation (the “Secretary”). The Board of Directors may postpone a special meeting in its sole discretion in any manner it deems reasonable.

SECTION 2.5. Business Conducted at Meetings.

Section 2.5.1    At any meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before a meeting, business must be: (a) specified in the notice of meeting (or any supplement thereto provided within the notice period specified in Section 2.4) given by or at the direction of the Chairman of the Board, the President or the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by a stockholder or stockholders of record, and only of record, holding not less than sixty-six and two-thirds percent (66 2/3%) of the entire capital stock of the Corporation issued and outstanding and entitled to vote in accordance with applicable law, these Bylaws or otherwise. In addition to any other applicable requirements set forth in these Bylaws, the U.S. federal securities laws or otherwise, for business to be properly brought before a meeting called by stockholders representing not less than sixty-six and two-thirds percent (66 2/3%) of the entire capital stock of the Corporation, such stockholder(s) must have given timely notice thereof in writing to the Secretary. Any special meeting of the Corporation proposed to be called by a stockholder or stockholders in such capacity shall not be required to be held: (i) with respect to any matter, within 12 months after any annual or special meeting of stockholders at which the same matter was included on the agenda, or if the same matter will be included on the agenda at an annual meeting to be held within 90 days after the receipt by the Corporation of such request (the election or removal of directors to be deemed the same matter with respect to all matters involving the election or removal of directors) or (ii) if the purpose of the special meeting is not a lawful purpose or if such request violates applicable law. A stockholder may revoke a request for a special meeting at any time by written revocation delivered to the Secretary, and if, following such revocation, there are un-revoked requests from stockholders holding in the aggregate less than the requisite number of shares entitling the stockholders to request the calling of a special meeting, the Board of Directors, in its discretion, may cancel the special meeting. If none of the stockholders who submitted the request for a special meeting appears or sends a qualified representative to present the nominations proposed to be presented or other business proposed to be conducted at the special meeting, the Corporation need not present such nominations or other business for a vote at such meeting.

Section 2.5.2   To be timely, a stockholder’s notice of a proposal to be included at an annual meeting must be delivered to or mailed and received at the principal executive offices of the Corporation not less than one hundred twenty (120) days prior to the anniversary of the date on which the Corporation first mailed its proxy materials for the previous year’s annual meeting of stockholders (or a reasonable time before the date on which the Corporation begins to print and mail its proxy materials for the current year if during the prior year the Corporation did not hold an annual meeting or if the date of the annual meeting was changed more than thirty (30) days from the prior year).

Section 2.5.3    A record stockholders’ notice to the Secretary shall set forth in writing as to each matter the stockholder(s) propose to bring before the meeting: (a) a detailed description of the business desired to be brought before the meeting and the reasons for proposing such business, including the complete text of any resolutions, bylaws or certificate of incorporation amendments proposed for consideration (b) the name and address, as they appear on the Corporation’s books, of the stockholders proposing such business, (c) the class and number of shares of the Corporation which are owned directly or indirectly of record and directly or indirectly beneficially owned by the stockholders and each of its affiliates (within the meaning of Rule 144 promulgated under the Securities Act of 1933, as amended, or any successor rule thereto (“Rule 144”)), including any shares of the Corporation owned or controlled via derivatives, synthetic securities, hedged positions and other economic and voting mechanisms, (d) any material interest of the stockholders in such proposed business and any agreements or understandings to which such stockholders are a party which relate in any way, directly or indirectly, to the proposed business to be conducted, including a description of all arrangements or understandings between such stockholder and any other person or persons (including their names), (e) a representation as to whether or not such stockholder intends to solicit proxies; (f) a representation as to whether or not such stockholder intends to appear in person or by proxy at the applicable meeting, and (g) such other information regarding the stockholder in his, her or its capacity as a proponent of a stockholder proposal that would be required to be disclosed in a proxy statement or other filing with the United States Securities and Exchange Commission (“SEC”) required to be made in connection with the contested solicitation of proxies pursuant to the SEC’s proxy rules.

Section 2.5.4    Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at a meeting except in accordance with the procedures set forth in this Section 2.5. The Chairman of the meeting shall, in his or her sole discretion, determine and declare to the meeting whether or not any business was properly brought before the meeting. Any such business not properly brought before the meeting shall not be transacted. Nothing in this Section 2.5 shall affect the right of a stockholder to request inclusion of a proposal in the Corporation’s proxy statement to the extent that such right is provided by an applicable rule of the SEC. Notwithstanding the foregoing, the advance notice provisions of these Bylaws shall apply to all stockholder proposals regardless of whether such proposal is sought to be included in the Corporation’s proxy statement or in a separate proxy statement.

SECTION 2.6. Nomination of Directors. Nomination of candidates for election as directors of the Corporation at any meeting of stockholders called for the election of directors, in whole or in part (an “Election Meeting”), must be made by the Board of Directors (or any committee designated by the Board of Directors) or by any stockholder entitled to vote at such Election Meeting, in accordance with the following procedures.

Section 2.6.1.   Nominations made by the Board of Directors (or a committee of the Board of Directors) shall be made at a meeting of the Board of Directors (or of the committee designated by the Board of Directors) or by written consent of the directors (or committee members) in lieu of a meeting prior to the date of the Election Meeting. At the request of the Secretary, each proposed nominee nominated by the Board of Directors (or a committee of the Board of Directors) shall provide the Corporation with such information concerning himself or herself as is required, under the rules of the SEC and any applicable securities exchange, to be included in the Corporation’s proxy statement soliciting proxies for his or her election as a director.

Section 2.6.2.   The exclusive means by which a stockholder may nominate a director shall be by delivery of a notice to the Secretary, not less than sixty (60) days prior to the date of an Election Meeting, setting forth: (a) the name, age, business address and the primary legal residence address of each nominee proposed in such notice, (b) the principal occupation or employment of such nominee, (c) the number of shares of capital stock of the Corporation which are owned directly or indirectly of record and directly or indirectly beneficially owned by the nominee and each of its affiliates (within the meaning of Rule 144), including any shares of the Corporation owned or controlled via derivatives, hedged positions and other economic and voting mechanisms, (d) any material agreements, understandings or relationships, including financial transactions and compensation, between the nominating stockholder and the proposed nominees and (d) such other information concerning each such nominee as would be required, under the rules of the SEC, in a proxy statement soliciting proxies in a contested election of such nominees. Such notice shall include a signed consent of each such nominee to serve as a director of the Corporation, if elected. In addition, any stockholder nominee, to be validly nominated, shall submit to the Secretary the questionnaire required pursuant to Section 2.6.3 of these Bylaws. A stockholder intending to nominate one or more candidates for election as directors must comply with the advance notice bylaw provisions specifically applicable to the nomination of candidates for election as directors for such nomination to be properly brought before the meeting.

Section 2.6.3    To be eligible to be a director nominee nominated by a stockholder or stockholders for election or reelection as a director of the Corporation, such nominee must deliver (in accordance with the time periods prescribed for delivery of notice under Section 2.6.2 of these Bylaws) to the Secretary at the principal executive offices of the Corporation a written questionnaire (the “Questionnaire”) with respect to the background, qualification and experience of such person and the background of any other person or entity on whose behalf the nomination is being made (which Questionnaire shall be in the form approved by the Corporation and provided by the Secretary or such Secretary’s designee) and a written representation and agreement that such person: (a) will abide by the requirements of these Bylaws and the Certificate of Incorporation as in effect at the time of their nomination and as validly amended, (b) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (2) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (c) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, and (d) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation. If, prior to the Election Meeting, there is a change in any information set forth on the Questionnaire, then such director candidate shall promptly notify the Secretary by submitting a revised Questionnaire.

Section 2.6.4.   In the event that a person is validly designated by the Board of Directors (or committee designated by the Board of Directors) as a nominee in accordance with this Section 2.6 and shall thereafter become unable or willing to stand for election to the Board of Directors, the Board of Directors (or committee designated by the Board of Directors) may designate a substitute nominee who meets all applicable standards under these Bylaws and any vote cast by a stockholder for the original designee may be cast instead, at the discretion of the stockholder’s proxy, if any, for the substitute designee.

Section 2.6.5.   If the Chairman of the Election Meeting determines that a nomination was not made in accordance with the foregoing procedures, such nomination shall be void.

SECTION 2.7. Quorum; Adjournment.

Section 2.7.1    The holders of a majority of the shares of capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy (provided the proxy has authority to vote on at least one matter at such meeting), shall constitute a quorum at any meeting of stockholders for the transaction of business, except when stockholders are required to vote by class, in which event a majority of the issued and outstanding shares of the appropriate class shall be present in person or by proxy (provided the proxy has authority to vote on at least one matter at such meeting) in order to constitute a quorum as to such class vote, and except as otherwise provided by the DGCL or by the Certificate of Incorporation. The stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to have less than a quorum if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

Section 2.7.2    Notwithstanding any other provision of the Certificate of Incorporation or these Bylaws, at any annual or special meeting of stockholders of the Corporation, whether or not a quorum is present, the Chairman of the Board or the person presiding as Chairman of the meeting shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, whether or not a quorum shall be present or represented. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting in accordance with Section 2.4 of these Bylaws. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

SECTION 2.8. Voting; Proxies.

Section 2.8.1    Except as provided for below or by applicable law, rule or regulation, when a quorum is present at any meeting of the stockholders, any action by the stockholders on a matter except the election of directors shall be approved if approved by the majority of the votes cast. Each nominee for director shall be elected by a plurality of the votes cast, including in a Contested Election. For purposes of these Bylaws, a “Contested Election” means an election of directors with respect to which, as of five days prior to the date the Corporation first mails the notice of meeting for such meeting to stockholders, there are more nominees for election than positions on the Board of Directors to be filled by election at the meeting. In determining the number of votes cast in a Contested Election, abstentions and broker non-votes, if any, will not be treated as votes cast. The provisions of this paragraph will govern with respect to all votes of stockholders except as otherwise provided for in the Certificate of Incorporation or by a specific statutory provision superseding the provisions of these Bylaws.

Section 2.8.2    Every stockholder having the right to vote shall be entitled to vote in person, or by proxy: (a) appointed by an instrument in writing subscribed by such stockholder or by his or her duly authorized attorney or (b) authorized by the transmission of an electronic record by the stockholder to the person who will be the holder of the proxy or to a firm which solicits proxies or like agent who is authorized by the person who will be the holder of the proxy to receive the transmission subject to any procedures the Board of Directors may adopt from time to time to determine that the electronic record is authorized by the stockholder; provided, however, that no such proxy shall be valid after the expiration of six (6) months from the date of its execution, unless coupled with an interest, or unless the person executing it specifies therein the length of time for which it is to continue in force, which in no case shall exceed seven (7) years from the date of its execution. If such instrument or record shall designate two (2) or more persons to act as proxies, unless such instrument shall provide the contrary, a majority of such persons present at any meeting at which their powers thereunder are to be exercised shall have and may exercise all the powers of voting thereby conferred, or if only one (1) be present, then such powers may be exercised by that one (1). Unless required by the DGCL or determined by the Chairman of the meeting to be advisable, the vote on any matter need not be by written ballot. No stockholder shall have cumulative voting rights.

SECTION 2.9. Consent of Stockholders. Unless otherwise provided by the Certificate of Incorporation, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly held meeting of stockholders of the corporation at which a quorum is present or represented and may not be effected by any consent in writing by such stockholders.

SECTION 2.10.  Voting of Stock of Certain Holders. Shares standing in the name of another entity, domestic or foreign, may be voted by such officer, agent or proxy as the governing documents of such entity may prescribe, or in the absence of such provision, as the Board of Directors or governing body of such entity may determine. Shares standing in the name of a deceased person may be voted by the executor or administrator of such deceased person, either in person or by proxy. Shares standing in the name of a guardian, conservator or trustee may be voted by such fiduciary, either in person or by proxy, but no such fiduciary shall be entitled to vote shares held in such fiduciary capacity without a transfer of such shares into the name of such fiduciary. Shares outstanding in the name of a receiver may be voted by such receiver. A stockholder whose shares are pledged shall be entitled to vote such shares, unless in the transfer by the pledgor on the books of the Corporation, he or she has expressly empowered the pledgee to vote thereon, in which case only the pledgee, or his or her proxy, may represent the stock and vote thereon.

SECTION 2.11.   Treasury Stock. The Corporation shall not vote, directly or indirectly, shares of its own stock owned by it; and such shares shall not be counted in determining the total number of outstanding shares.

SECTION 2.12.  Fixing Record Date. The Board of Directors may fix in advance a date for any meeting of stockholders (which date shall not be more than sixty (60) nor less than ten (10) days preceding the date of any such meeting of stockholders), a date for payment of any dividend or distribution, a date for the allotment of rights, or a date when any change or conversion or exchange of capital stock shall go into effect (which date shall not precede or be more than ten (10) days after the date the resolution setting such record date is adopted by the Board of Directors), in each case as a record date (the “Record Date”) for the determination of the stockholders entitled to notice of, and to vote at, any such meeting and any adjournment thereof, to receive payment of any such dividend or distribution, to receive any such allotment of rights, to exercise the rights in respect of any such change, or conversion or exchange of capital stock, as the case may be. In any such case such stockholders and only such stockholders as shall be stockholders of record on the Record Date shall be entitled to such notice of and to vote at any such meeting and any adjournment thereof, to receive payment of such dividend or distribution, to receive such allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such Record Date.

ARTICLE 3

BOARD OF DIRECTORS

SECTION 3.1. Powers. The business and affairs of the Corporation shall be managed by its Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders. Subject to compliance with the provisions of the DGCL, the powers of the Board of Directors shall include the power to make a liquidating distribution of the assets, and wind up the affairs of, the Corporation.

SECTION 3.2. Number and Qualifications.  The number of directors which shall constitute the whole Board of Directors shall be not less than one (1) and not more than seven (7). Within the limits above specified, the number of the directors of the Corporation shall be determined solely in the discretion of the Board of Directors. Directors need not be residents of Delaware or stockholders of the Corporation.

SECTION 3.3. Vacancies, Additional Directors; Removal From Office. If any vacancy occurs in the Board of Directors caused by death, resignation, retirement, disqualification, removal from office or otherwise, or if any new directorship is created by an increase in the authorized number of directors, a majority of the directors then in office, though less than a quorum, or a sole remaining director, may choose a successor or fill the newly created directorship. Subject to this Section 3.3, any director so chosen shall hold office for the unexpired term of his or her predecessor in his or her office and until his or her successor shall be elected and qualified, unless sooner displaced. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. Except as prohibited by applicable law or the Certificate of Incorporation, any or all directors may be removed from office at any time, but only for cause and only by the affirmative vote of not less than two thirds (2/3) of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

SECTION 3.4.  Resignation. Any director may resign or voluntarily retire upon giving written notice to the Chairman of the Board or the Board of Directors. Such retirement or resignation shall be effective upon the giving of the notice, unless the notice specifies a later time for its effectiveness. If such retirement or resignation is effective at a future time, the Board of Directors may elect a successor to take office when the retirement or resignation becomes effective.

SECTION 3.5. Regular Meetings. A regular meeting of the Board of Directors shall be held each year, without notice other than this Bylaw provision, at the place of, and immediately prior to or following, the annual meeting of stockholders; and other regular meetings of the Board of Directors shall be held during each year, at such time and place as the Board of Directors may from time to time provide by resolution, either within or without the State of Delaware, without other notice than such resolution.

SECTION 3.6. Special Meeting. A special meeting of the Board of Directors may be called by the Chairman of the Board or by the President and shall be called by the Secretary on the written request of any two (2) directors. The Chairman of the Board or President so calling, or the directors so requesting, any such meeting shall fix the time and any place, either within or without the State of Delaware, as the place for holding such meeting.

SECTION 3.7. Notice of Special Meeting. Written notice (including via email) of special meetings of the Board of Directors shall be given to each director at least twenty-four (24) hours prior to the time of a special meeting. Any director may waive notice of any meeting. The attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting solely for the purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting, except that notice shall be given with respect to any matter when notice is required by the DGCL.

SECTION 3.8. Quorum. A majority of the Board of Directors then serving shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, and the act of a majority of the directors present at any meeting at which there is quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by the DGCL, by the Certificate of Incorporation or by these Bylaws. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved of by at least a majority of the required quorum for that meeting.

SECTION 3.9. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof as provided in Article 4 of these Bylaws, may be taken without a meeting, if a written consent thereto is signed by all of the members of the Board of Directors or of such committee, as the case may be. Evidence of any consent to action under this Section 3.9 may be provided in writing, including electronically via email or facsimile.

SECTION 3.10.  Meeting by Telephone. Any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken by means of a meeting by telephone conference or similar communications method so long as all persons participating in the meeting can hear each other. Any person participating in such meeting shall be deemed to be present in person at such meeting.

SECTION 3.11.  Compensation. Directors, as such, may receive reasonable compensation for their services, which shall be set by the Board of Directors, and expenses of attendance at each regular or special meeting of the Board of Directors; provided, however, that nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving additional compensation therefor. Members of special or standing committees may be allowed like compensation for their services on committees.

SECTION 3.12.  Rights of Inspection. Every director shall have the absolute right at any reasonable time to inspect and copy all books, records and documents of every kind and to inspect the physical properties of the Corporation and also of its subsidiary corporations, domestic or foreign. Such inspection by a director may be made in person or by agent or attorney and includes the right to copy and obtain extracts.

ARTICLE 4

COMMITTEES OF DIRECTORS

SECTION 4.1. Generally. The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate one or more additional special or standing committees, each such additional committee to consist of one or more of the directors of the Corporation. Each such committee shall have and may exercise such of the powers of the Board of Directors in the management of the business and affairs of the Corporation as may be provided in such resolution, except as delegated by these Bylaws or by the Board of Directors to another standing or special committee or as may be prohibited by law. Following the creation of any committee, the Board of Directors may, by resolution passed by a majority of the whole Board of Directors, disband such committee.

SECTION 4.2. Committee Operations. A majority of a committee shall constitute a quorum for the transaction of any committee business. Such committee or committees shall have such name or names and such limitations of authority as provided in these Bylaws or as may be determined from time to time by resolution adopted by the Board of Directors. The Corporation shall pay all expenses of committee operations. The Board of Directors may designate one or more appropriate directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of any members of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another appropriate member of the Board of Directors to act at the meeting in the place of any absent or disqualified member.

SECTION 4.3. Minutes. Each committee of directors shall keep regular minutes of its proceedings and report the same to the Board of Directors when required. The Corporation’s Secretary, any Assistant Secretary or any other designated person shall (a) serve as the Secretary of the special or standing committees of the Board of Directors of the Corporation, (b) keep regular minutes of standing or special committee proceedings, (c) make available to the Board of Directors, as required, copies of all resolutions adopted or minutes or reports of other actions recommended or taken by any such standing or special committee and (d) otherwise as requested keep the members of the Board of Directors apprised of the actions taken by such standing or special committees.

ARTICLE 5

NOTICE

SECTION 5.1. Methods of Giving Notice.

SECTION 5.1.1.  Notice to Directors or Committee Members. Whenever under the provisions of the DGCL, the Certificate of Incorporation or these Bylaws, notice is required to be given to any director or member of any committee of the Board of Directors, personal notice is not required but such notice may be: (a) given in writing and mailed to such director or committee member or (b) sent by electronic transmission (including via e-mail) to such director or committee member. If mailed, notice to a director or member of a committee of the Board of Directors shall be deemed to be given when deposited in the United States mail first class, or by overnight courier, in a sealed envelope, with postage thereon prepaid, addressed, to such person at his or her business address. If sent by electronic transmission, notice to a director or member of a committee of the Board of Directors shall be deemed to be given if by (i) facsimile transmission, when receipt of the fax is confirmed electronically, (ii) electronic mail, when delivered to an electronic mail address of the director or member, (iii) a posting on an electronic network together with a separate notice to the director or member of the specific posting, upon the later of (1) such posting and (2) the giving of the separate notice (which notice may be given in any of the manners provided above), or (iv) any other form of electronic transmission, when delivered to the director or member.

SECTION 5.1.2.  Notices to Stockholders. Whenever under the provisions of the DGCL, the Certificate of Incorporation or these Bylaws, notice is required to be given to any stockholder, personal notice is not required but such notice may be given: (a) in writing and mailed to such stockholder, (b) by a form of electronic transmission consented to by the stockholder to whom the notice is given or (c) as otherwise permitted by the SEC. If mailed, notice to a stockholder shall be deemed to be given when deposited in the United States mail in a sealed envelope, with postage thereon prepaid, addressed to the stockholder at the stockholder’s address as it appears on the records of the Corporation. If sent by electronic transmission, notice to a stockholder shall be deemed to be given if by (i) facsimile transmission, when directed to a number at which the stockholder has consented to receive notice, (ii) electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice, (iii) a posting on an electronic network together with a separate notice to the stockholder of the specific posting, upon the later of (1) such posting and (2) the giving of the separate notice (which notice may be given in any of the manners provided above), or (iv) any other form of electronic transmission, when directed to the stockholder.

SECTION 5.2. Written Waiver. Whenever any notice is required to be given by the DGCL, the Certificate of Incorporation or these Bylaws, a waiver thereof in a signed writing or sent by the transmission of an electronic record attributed to the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE 6

OFFICERS

SECTION 6.1. Officers. The officers of the Corporation shall include the Chairman of the Board, the President, the Treasurer and the Secretary. The officers of the Corporation may include such other officers and agents (including interim officers) with such titles as the Board of Directors may prescribe, including, without limitation, one or more Vice Presidents (any one or more of which may be designated Senior Executive Vice President, Executive Vice President, Senior Vice President), Assistant Vice Presidents, Assistant Secretaries and Assistant Treasurers.  All officers of the Corporation shall hold their offices for such terms and shall exercise such powers and perform such duties as prescribed by these Bylaws, the Board of Directors or, if authorized by the Board of Directors, the President, as applicable.  Any two or more offices may be held by the same person.  The Chairman of the Board shall be elected from among the directors.  No officer need be a director or a stockholder of the Corporation.  The Board of Directors may delegate to any officer of the Corporation the power to appoint other officers and to prescribe their respective duties and powers.

SECTION 6.2. Election and Term of Office. The Chairman of the Board, President Treasurer and Secretary shall be elected only by, and shall serve only at the pleasure of, the Board of Directors. All other officers of the Corporation may be appointed as the Board of Directors (or, upon express delegation from the Board of Directors, any executive officer) deem necessary and elect or appoint. Each officer shall hold office until his or her successor shall have been chosen and shall have qualified or until his or her death or the effective date of his or her resignation or removal, or until he or she shall cease to be a director in the case of the Chairman of the Board.

SECTION 6.3. Removal and Resignation. Any officer or agent may be removed, either with or without cause, by the affirmative vote of a majority of the Board of Directors (or, upon express delegation from the Board of Directors, any executive officer), but such right of removal and any purported removal shall be without prejudice to the contractual rights, if any, of the person so removed. Any executive officer or other officer or agent may resign at any time by giving written notice to the Corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 6.4. Vacancies. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise shall be filled by the Board of Directors for the unexpired portion of the term.

SECTION 6.5. Compensation. The compensation of the officers shall be determined by the Board of Directors or a designated committee thereof (and in the case of officers other than the President or Chief Executive Officer (if such office is filled), with the consultation of the President and Chief Executive Officer). No officer who is also a director shall be prevented from receiving such compensation by reason of his or her also being a director.

SECTION 6.6. Chairman of the Board. The Chairman of the Board (who may also be designated in the discretion of the Board of Directors as Executive Chairman), shall preside at all meetings of the Board of Directors and of the stockholders of the Corporation. In the Chairman of the Board’s absence, such duties shall be attended to by any vice chairman of the Board of Directors, or if there is no vice chairman, or such vice chairman is absent, then by the President. The Chairman of the Board (or Executive Chairman, as the case may be) shall formulate and submit to the Board of Directors matters of general policy for the Corporation and shall perform such other duties as usually appertain to the office or as may be prescribed by the Board of Directors. The Chairman of the Board may sign with the President or any other officer of the Corporation thereunto authorized by the Board of Directors certificates for shares of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors, and any deeds, bonds, mortgages, agreements, contracts, checks, notes, drafts or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof has been expressly delegated or reserved by these Bylaws or by the Board of Directors to some other officer or agent of the Corporation, or shall be required by law to be otherwise executed.

SECTION 6.7. President. The President shall, subject to the oversight by and control of the Board of Directors, have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President may also, but shall not be required to, hold the position of Chief Executive Officer of the Corporation, if so elected or appointed by the Board of Directors. If the offices of President and Chief Executive Officer shall be filled with different individuals, their respective duties shall be determined by the Board of Directors. The President shall keep the Board of Directors fully informed and shall consult them concerning the business of the Corporation. Subject to the supervisory powers and required approvals of the Board of Directors, the President may sign with the Chairman of the Board or any other officer of the Corporation thereunto authorized by the Board of Directors, certificates for shares of capital stock of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors, and any deeds, bonds, mortgages, agreements, contracts, checks, notes, drafts or other instruments which the Board of Directors authorized to be executed, except in cases where the signing and execution thereof has been expressly delegated by these Bylaws or the Board of Directors to some other officer or agent of the Corporation, or shall be required by law to be otherwise executed. In general, the President shall perform all other duties normally incident to the office of the President, except any duties expressly delegated to other persons by these Bylaws or the Board of Directors from time to time.

SECTION 6.8. Chief Executive Officer. The Chief Executive Officer, if such office shall be filled, shall, in general, perform such duties as usually pertain to the position of chief executive officer and such duties as may be prescribed by the Board of Directors.

SECTION 6.9. Chief Financial Officer. The Chief Financial Officer, if such office shall be filled, shall, in general, perform such duties as usually pertain to the position of chief financial officer and such duties as may be prescribed by the Board of Directors or the President.

SECTION 6.10. Secretary. The Secretary shall (a) keep the minutes of the meetings of the stockholders, the Board of Directors and committees of directors; (b) see that all notices are duly given in accordance with the provisions of these Bylaws and as required by law; (c) be custodian of the corporate records and of the seal of the Corporation, and see that the seal of the Corporation or a facsimile thereof is affixed to all certificates for shares prior to the issuance thereof and to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized in accordance with the provisions of these Bylaws; (d) keep or cause to be kept a register of the post office address of each stockholder which shall be furnished by such stockholder; (e) have general charge of other stock transfer books of the Corporation; and (f) in general, perform all duties normally incident to the office of the Secretary and such other duties as from time to time may be assigned to him or her by the President or the Board of Directors.

SECTION 6.11.  Treasurer. The Treasurer shall (to the extent the Board of Directors has not assigned these or similar duties to the Chief Financial Officer) (a) have charge and custody of and be responsible for all funds and securities of the Corporation; receive and give receipts for monies due and payable to the Corporation from any source whatsoever and deposit all such moneys in the name of the Corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Section 7.3 of these Bylaws; (b) prepare, or cause to be prepared, for submission at each regular meeting of the Board of Directors, at each annual meeting of stockholders, and at such other times as may be required by the Board of Directors, the Chairman of the Board or the President, a statement of financial condition of the Corporation in such detail as may be required; and (c) in general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him or her by the President or the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the Board of Directors shall determine.

ARTICLE 7

EXECUTION OF CORPORATE INSTRUMENTS AND

VOTING OF SECURITIES OWNED BY THE CORPORATION

SECTION 7.1. Contracts. The Board of Directors may authorize any officer, officers, agent or agents to enter into any contract or execute and deliver an instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

SECTION 7.2. Checks, etc. All checks, demands, drafts or other orders for the payment of money, and notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers or such agent or agents of the Corporation, and in such manner, as shall be determined by the Board of Directors.

SECTION 7.3. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Chairman of the Board, the President, the Chief Executive Officer, the Treasurer or the Secretary may be empowered by the Board of Directors to select or as the Board of Directors may select.

SECTION 7.4. Voting of Securities Owned by Corporation. All stock and other securities of any other corporation owned or held by the Corporation for itself, or for other parties in any capacity, and all proxies with respect thereto shall be executed by the person authorized to do so by resolution of the Board of Directors or, in the absence of such authorization, by the Chairman of the Board, the Chief Executive Officer, the President or any Vice President.

ARTICLE 8

SHARES OF STOCK

SECTION 8.1. Issuance. Each stockholder of the Corporation shall be entitled to a certificate or certificates showing the number of shares of stock registered in his or her name on the books of the Corporation. The certificates shall be in such form as may be determined by the Board of Directors, shall be issued in numerical order and shall be entered in the books of the Corporation as they are issued. They shall exhibit the holder’s name and the number of shares and shall be signed by the President and the Secretary or two of such other officers as may from time to time be authorized by resolution of the Board of Directors. Any or all the signatures on the certificate may be a facsimile. In case any officer who has signed or whose facsimile signature has been placed upon any such certificate shall have ceased to be such officer before such certificate is issued, such certificate may nevertheless be issued by the Corporation with the same effect as if such officer had not ceased to be such officer at the date of its issue. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the designation, preferences and relative participating, option or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class of stock; provided that except as otherwise provided by the DGCL, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish to each stockholder who so requests the designations, preferences and relative participating, option or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and rights. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in the case of a lost, stolen, destroyed or mutilated certificate a new certificate (or uncertificated shares in lieu of a new certificate) may be issued therefor upon such terms and with such indemnity, if any, to the Corporation as the Board of Directors may prescribe. In addition to the above, all certificates (or uncertificated shares in lieu of a new certificate) evidencing shares of the Corporation’s stock or other securities issued by the Corporation shall contain such legend or legends as may from time to time be required by the DGCL.

SECTION 8.2. Lost Certificates. The Board of Directors may direct that a new certificate or certificates (or uncertificated shares in lieu of a new certificate) be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates (or uncertificated shares in lieu of a new certificate), the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his or her legal representative, to advertise the same in such manner as it shall require or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate or certificates alleged to have been lost, stolen or destroyed, or both.

SECTION 8.3. Transfers. In the case of shares of stock represented by a certificate, upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Transfers of shares shall be made only on the books of the Corporation by the registered holder thereof, or by his or her attorney thereunto authorized by power of attorney and filed with the Secretary and the Corporation’s transfer agent, if any.

SECTION 8.4. Registered Stockholders. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

SECTION 8.5. Uncertificated Shares. The Board of Directors may approve the issuance of uncertificated shares of some or all of the shares of any or all of its classes or series of capital stock.

ARTICLE 9

DIVIDENDS

SECTION 9.1. Declaration. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of capital stock, subject to the provisions of the Certificate of Incorporation.

SECTION 9.2. Reserve. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE 10

INDEMNIFICATION

SECTION 10.1. Generally. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to, or testifies in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise (an “Other Entity”), against expenses (including attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent permitted by law. Persons who are not directors or officers of the Corporation may be similarly indemnified in respect of service to the Corporation or to an Other Entity at the request of the Corporation to the extent the Board at any time specifies that such persons are entitled to the benefits of this Article 10, and the Corporation may enter into agreements with any such person for the purpose of providing for such indemnification.

SECTION 10.2. Reimbursement and Advances. The Corporation shall, from time to time, reimburse or advance to any director or officer or other person entitled to indemnification under this Article 10, the funds necessary for payment of expenses (including attorneys’ fees and disbursements) actually and reasonably incurred by such person in defending or testifying in a civil, criminal, administrative or investigative action, suit or proceeding; provided, however, that the Corporation may pay such expenses in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined by final judicial decision that such director or officer is not entitled to be indemnified by the Corporation against such expenses as authorized by this Article 10, and the Corporation may enter into agreements with such persons for the purpose of providing for such advances.

SECTION 10.3. Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of an Other Entity, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article 10 or otherwise.

SECTION 10.4. Non-Exclusive Rights. The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Article 10 shall not be deemed exclusive of any other rights to which a person seeking indemnification or reimbursement or advancement of expenses may have or hereafter be entitled under any statute, the Certificate of Incorporation, these Bylaws, any agreement, any vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

SECTION 10.5. Survival. The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Article 10 shall continue as to a person who has ceased to be a director or officer (or other person indemnified hereunder) and shall inure to the benefit of the executors, administrators, legatees and distributees of such person.

SECTION 10.6. Modifications. The provisions of this Article 10 shall be a contract between the Corporation, on the one hand, and each director and officer who serves in such capacity at any time while this Article 10 is in effect and any other person indemnified hereunder, on the other hand, pursuant to which the Corporation and each such director, officer, or other person intend to be legally bound. No repeal or modification of this Article 10 shall affect any rights or obligations with respect to any state of facts then or theretofore existing or any proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

SECTION 10.7. Enforceability. The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Article 10 shall be enforceable by any person entitled to such indemnification or reimbursement or advancement of expenses in any court of competent jurisdiction. The burden of proving that such indemnification or reimbursement or advancement of expenses is not appropriate shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, its independent legal counsel and its stockholders) to have made a determination prior to the commencement of such action that such indemnification or reimbursement or advancement of expenses is proper in the circumstances nor an actual determination by the Corporation (including its Board of Directors, its independent legal counsel and its stockholders) that such person is not entitled to such indemnification or reimbursement or advancement of expenses shall constitute a defense to the action or create a presumption that such person is not so entitled. Such a person shall also be indemnified for any expenses incurred in connection with successfully establishing his or her right to such indemnification or reimbursement or advancement of expenses, in whole or in part, in any such proceeding.

SECTION 10.8. Persons Covered. Any director or officer of the Corporation serving in any capacity for (a) another corporation of which a majority of the shares entitled to vote in the election of its directors is held, directly or indirectly, by the Corporation or (b) any employee benefit plan of the Corporation or any corporation referred to in clause (a), shall be deemed to be doing so at the request of the Corporation.

SECTION 10.9. Applicable Law. Any person entitled to be indemnified or to reimbursement or advancement of expenses as a matter of right pursuant to this Article 10 may elect to have the right to indemnification or reimbursement or advancement of expenses interpreted on the basis of the applicable law in effect at the time of the occurrence of the event or events giving rise to the applicable action, suit or proceeding, to the extent permitted by law, or on the basis of the applicable law in effect at the time such indemnification or reimbursement or advancement of expenses is sought. Such election shall be made, by providing notice in writing to the Corporation, at the time indemnification or reimbursement or advancement of expenses is sought; provided, however, that if no such notice is given, the right to indemnification or reimbursement or advancement of expenses shall be determined by the law in effect at the time indemnification or reimbursement or advancement of expenses is sought.

SECTION 10.10. Contested Director Indemnification. Notwithstanding anything to the contrary contained in these Bylaws, a director who was elected in any Contested Election who is not a continuing director shall not be entitled to any indemnification or advancement of expenses unless and until a majority of the continuing directors vote that the indemnification provisions set forth in the Certificate of Incorporation shall apply to such newly elected director.

ARTICLE 11

MISCELLANEOUS

SECTION 11.1.  Books. The books of the Corporation may be kept within or without the State of Delaware (subject to any provisions contained in the DGCL) at such place or places as may be designated from time to time by the Board of Directors.

SECTION 11.2.  Fiscal Year. The fiscal year of the Corporation shall end on March 31 of each year unless otherwise determined by resolution of the Board.

SECTION 11.3. Exclusive Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on behalf of the Corporation (other than derivative actions brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or the rules and regulations promulgated thereunder), (ii) any action asserting a claim of breach of, or based on, a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any current or former director, officer, or other employee or stockholder of the Corporation arising pursuant to any provision of the DGCL, the Certificate of Incorporation or these Bylaws, or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine. Unless the Corporation consents in writing to the selection of an alternative forum, but only to the extent permitted by applicable law, the United States District Court for the District of Delaware shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, or any ancillary claims related thereto which are subject to the ancillary jurisdiction of the federal courts.

ARTICLE 12

AMENDMENTS

The stockholders of the Corporation may alter, amend, repeal or the remove any Bylaw only by the affirmative vote of sixty-six and two-thirds percent (66 2/3%) of the stockholders entitled to vote at a meeting of the stockholders, duly called; provided, however, that no such change to any Bylaw shall alter, modify, waive, abrogate or diminish the Corporation’s obligation to provide the indemnity called for by Article 10 of these Bylaws, the Certificate of Incorporation or applicable law. Subject to the laws of the State of Delaware, the Board of Directors may, by majority vote of those present at any meeting at which a quorum is present, alter, amend or repeal these Bylaws, or enact such other Bylaws as in their judgment may be advisable for the regulation of the conduct of the affairs of the Corporation.

# # #

The undersigned hereby certifies that the foregoing is a true and correct copy of the Bylaws of the Corporation, as adopted and approved by the Board of Directors of the Corporation effective as of the date first set forth above.

/s/
Name: Greg Moran Title: Chief Executive Officer

Annex D

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [___], 2023, is made and entered into by and among Zoomcar Holdings, Inc. (f/k/a Innovative International Acquisition Corp., a Cayman Islands exempted company), a Delaware corporation (the “Company,”), Innovative International Sponsor I LLC, a Delaware limited liability company (the “Sponsor”), and the undersigned parties listed under IOAC Holders, Zoomcar Holders and Additional Zoomcar Holders on Schedule A hereto (each such party, together with the Sponsor, and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 or Section 5.11 of this Agreement, a “Holder” and collectively the “Holders”). Except as otherwise stated, capitalized terms used but not otherwise defined herein shall have the meanings provided in the Merger Agreement (as defined below).

RECITALS

WHEREAS, on October 26, 2021, Innovative International Acquisition Corp., a Cayman Islands exempted company (“IOAC”), the Sponsor and certain other security holders named therein (the “Existing Holders”) entered into that certain Registration Rights Agreement (the “Existing Registration Rights Agreement”), pursuant to which IOAC granted the Sponsor and such other Existing Holders certain registration rights with respect to certain securities of IOAC;

WHEREAS, on August 17, 2021, Zoomcar, Inc., a Delaware corporation (“Zoomcar”), and certain security holders named therein (the “Zoomcar Holders”) entered into that certain Seventh Amended and Restated Investors’ Rights Agreement (the “Zoomcar IRA”), pursuant to which Zoomcar granted such Zoomcar Holders certain registration rights with respect to certain securities of Zoomcar;

WHEREAS, between March 2023 and            2023, Zoomcar engaged in a private placement pursuant to which it sold convertible notes and warrants to purchase certain equity securities (the “2023 Zoomcar Private Placement”), which notes and warrants shall be converted into shares of Common Stock and warrants to purchase shares of Common Stock of the Company immediately prior to the consummation of the Business Combination and purchasers of securities in such private placement (“Additional Zoomcar Holders”) entered into that certain Securities Purchase Agreement (the “2023 Zoomcar Private Placement SPA”), pursuant to which certain registration rights were granted;

WHEREAS, on October 13, 2022, IOAC, Innovative International Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of IOAC (“Merger Sub”), Zoomcar, and Greg Moran, in the capacity as the seller representative, entered into that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, (a) on the Domestication Closing Date, IOAC domesticated as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law and the Cayman Islands Companies Act (As Revised) (the “Domestication”); and (b) on the date hereof, Merger Sub merged with and into Zoomcar (the “Merger,” or, together with the Domestication, the “Business Combination”)), with Zoomcar surviving the Merger as a wholly owned subsidiary of the IOAC;

WHEREAS, on October 13, 2022, Ananda Small Business Trust (“Ananda Trust”), and Zoomcar entered into that certain Subscription Agreement (the “Ananda Trust Subscription Agreement”), pursuant to which IOAC granted Ananda Trust certain registration rights with respect to certain securities of IOAC;

WHEREAS, following the closing of the Business Combination (the “Closing”), the Holders own shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”); and

WHEREAS, the Company and the Existing Holders desire to amend and restate the Existing Registration Rights Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement;

WHEREAS, the Company, Zoomcar and the Zoomcar Holders desire that this Agreement shall supersede the registration rights set forth in Section 2 of the Zoomcar IRA, and the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement;

WHEREAS, the Company, Zoomcar and Ananda Trust desire that this Agreement shall supersede the registration rights set forth in Section 5 of the Ananda Trust Subscription Agreement, and the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement; and

WHEREAS, the Company, Zoomcar and the Additional Zoomcar Holders desire that this Agreement shall supersede the registration rights set forth in Section 4 of the 2023 Zoomcar Private Placement SPA, and the Company shall grant such purchasers certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Additional Holder” shall have the meaning given in Section 5.11.

“Additional Holder Common Stock” shall have the meaning given in Section 5.11.

“Additional Zoomcar Holders” shall mean the parties listed under Additional Zoomcar Holders on Schedule A hereto.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or Chief Financial Officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in (i) any Registration Statement in order for the applicable Registration Statement not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any Prospectus in order for the applicable Prospectus not to include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) the Company has a bona fide business purpose for not making public.

“Agreement” shall have the meaning given in the Preamble.

“Block Trade” shall have the meaning given to it in subsection 2.4.1.

“Board” shall mean the board of directors of the Company.

“Business Combination” shall have the meaning given in the Recitals hereto.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“IOAC” shall have the meaning given in the Recitals hereto.

“IOAC Holders” shall mean the parties listed under IOAC Holders on Schedule A hereto.

“Closing” shall have the meaning given in the Recitals hereto.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Preamble.

“Demanding Holder” shall have the meaning given in subsection 2.1.5.

“Domestication” shall have the meaning given in the Recitals hereto.

“Effectiveness Period” shall have the meaning given in subsection 3.1.1 of this Agreement.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Existing Holders” shall have the meaning given in the Recitals hereto.

“Existing Registration Rights Agreement” shall have the meaning given in the Recitals hereto.

“Financial Counterparty” shall have the meaning given in subsection 2.4.1 of this Agreement.

“Holder Indemnified Persons” shall have the meaning given in subsection 4.1.1 of this Agreement.

“Holder Information” shall have the meaning given in subsection 4.1.2.

“Holders” shall have the meaning given in the Preamble.

“Joinder” shall have the meaning given in Section 5.11.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.6 of this Agreement.

“Merger” shall have the meaning given in the Recitals hereto.

“Merger Sub” shall have the meaning given in the Recitals hereto.

“Minimum Underwritten Offering Threshold” shall have the meaning given in subsection 2.1.5.

“Misstatement” shall mean, in the case of a Registration Statement, an untrue statement of a material fact or an omission to state a material fact required to be stated therein, or necessary to make the statements therein not misleading, and in the case of a Prospectus, an untrue statement of a material fact or an omission to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

“Other Coordinated Offering” shall have the meaning given to it in subsection 2.4.1.

“Permitted Transferees” shall mean any person or entity to whom a Holder is permitted to transfer Registrable Securities.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1 of this Agreement.

“Pro Rata” shall have the meaning given in subsection 2.1.6 of this Agreement.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any equity securities (including the shares of Common Stock issued or issuable upon the exercise of any such equity security) of the Company issued or issuable upon conversion of any working capital loans made to IOAC by a Holder in accordance with the related promissory notes, (b) any equity securities (including the shares of Common Stock issued or issuable upon the exercise of any such equity security) of the Company issued or issuable upon conversion of any convertible promissory notes made to Ananda Small Business Trust and certain other investors, (c) any equity securities (including the shares of Common Stock issued or issuable upon the exercise of any such equity security) of the Company issued or issuable upon conversion of any convertible promissory notes and exercise of any warrants issued to the Zoomcar Holders and the Additional Zoomcar Holders prior to or upon the consummation of the Business Combination, (d) any outstanding shares of Common Stock or any other equity security (including the shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder as of the date of this Agreement, (e) any Additional Holder Common Stock, (f) any shares of the Company issued or to be issued to any Holders in connection with the Business Combination and (g) any other equity security of the Company issued or issuable with respect to any such shares of Common Stock by way of a share capitalization or share sub-division or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; or (D) such securities may be sold without registration pursuant to Rule 144 and Rule 145 (as applicable) promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations).

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and any such registration statement having been declared effective by, or become effective pursuant to the rules promulgated by, the Commission.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A)all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc. and any national securities exchange on which the shares of Common Stock is then listed);

(B)fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C)reasonable printing, messenger, telephone and delivery expenses;

(D)reasonable fees and disbursements of counsel for the Company;

(E)reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration or Underwritten Offering;

(F)the fees and expenses incurred in connection with the listing of any Registrable Securities on each national securities exchange on which the shares of Common Stock is then listed;

(G)the fees and expenses incurred by the Company in connection with any Underwritten Offerings or other offering involving an Underwriter; and

(H)reasonable fees and expenses of one (1) legal counsel selected jointly by the majority-in-interest of Registrable Securities held by the Demanding Holders initiating an Underwritten Demand, Block Trade or Other Coordinated Offering, the Requesting Holders participating in an Underwritten Offering and the Holders participating in a Piggyback Registration, as applicable.

“Registration Statement” shall mean any registration statement under the Securities Act that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.5 of this Agreement.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf Registration” shall have the meaning given in subsection 2.1.1 of this Agreement.

“Sponsor” shall have the meaning given in the Preamble.

“Subsequent Shelf Registration Statement” shall have the meaning given in subsection 2.1.3.

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal or as broker, placement agent or sales agent pursuant to a Registration and not as part of such dealer’s market-making activities.

“Underwritten Demand” shall have the meaning given in subsection 2.1.5 of this Agreement.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Zoomcar Holders” shall mean the parties listed under Zoomcar Holders on Schedule A hereto.

“Zoomcar IRA” shall have the meaning given in the Recitals hereto.

“Withdrawal Notice” shall have the meaning given in subsection 2.1.7.

ARTICLE II

REGISTRATIONS

2.1Registration.

2.1.1Shelf Registration. The Company agrees that, within thirty (30) calendar days after the consummation of the Business Combination, the Company will use its commercially reasonable efforts to file with the Commission (at the Company’s sole cost and expense) a Registration Statement registering the resale or other disposition of the Registrable Securities (a “Shelf Registration”), which Shelf Registration will include shares of Common Stock that may have been purchased or otherwise issued upon exercise of warrants or upon conversion of any convertible notes issued in any private placement that was consummated by the Company or Zoomcar at or prior to the Closing. Such Shelf Registration shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available (the “Plan of Distribution”) to, and requested by, any Holder named therein.

2.1.2Effective Registration. The Company shall use its commercially reasonable efforts to cause such Registration Statement to become effective by the Commission as soon as reasonably practicable after the initial filing of the Registration Statement. Subject to the limitations contained in this Agreement, the Company shall effect any Shelf Registration on such appropriate registration form of the Commission (a) as shall be selected by the Company and (b) as shall permit the resale or other disposition of the Registrable Securities by the Holders. The Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies the Company that it will “review” the Registration Statement) following the Closing and (ii) the 10th business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effective Date”). If at any time a Registration Statement filed with the Commission pursuant to subsection 2.1.1 is effective and a Holder provides written notice to the Company that it intends to effect an offering of all or part of the Registrable Securities included on such Registration Statement, the Company will use its commercially reasonable efforts to amend or supplement such Registration Statement as may be necessary in order to enable such offering to take place in accordance with the terms of this Agreement.

2.1.3Subsequent Shelf Registration. If any Registration Statement ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Registration Statement to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Registration Statement), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Registration Statement or file an additional Registration Statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing), and pursuant to the Plan of Distribution, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities outstanding. Any such Subsequent Shelf Registration Statement shall be a Registration Statement on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this subsection 2.1.3, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.4Additional Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of the Sponsor or a Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered, at the Company’s option, by any then available Registration Statement (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Registration Statement or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for each of the Sponsor and the Holders.

2.1.5Underwritten Offering. Subject to the provisions of subsection 2.1.6 and Section 2.5 of this Agreement, the Sponsor, a Holder or group of Holders (any of the Sponsor, Holder or group of Holders being in such case, a “Demanding Holder”) may make a written demand for an Underwritten Offering pursuant to a Registration Statement filed with the Commission in accordance with subsection 2.1.1 of this Agreement (an “Underwritten Demand”); provided, that the Company shall only be obligated to effect an Underwritten Offering if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $50 million (the “Minimum Underwritten Offering Threshold”). The Demanding Holder shall have the responsibility to engage an underwriter(s) (which shall consist of one (1) or more reputable nationally or regionally recognized investment banks); provided that such selection shall be subject to the consent of the Company. The Company shall have no responsibility for engaging any underwriter(s) for an Underwritten Offering. The Company shall, within five (5) business days of the Company’s receipt of the Underwritten Demand, notify, in writing, all other Holders of such demand, and each Holder who thereafter requests to include all or a portion of such Holder’s Registrable Securities in such Underwritten Offering pursuant to such Underwritten Demand (each such Holder, a “Requesting Holder”) shall so notify the Company, in writing, within two (2) days (one (1) day if such offering is an overnight or bought Underwritten Offering) after the receipt by such Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s), such Requesting Holder(s) shall be entitled to have their Registrable Securities included in such Underwritten Offering pursuant to such Underwritten Demand. In such event, the right of any Holder or Requesting Holder to registration pursuant to this subsection 2.1.5, shall be conditioned upon such Holder’s or Requesting Holder’s participation in such underwriting and the inclusion of such Holder’s or Requesting Holder’s Registrable Securities in the underwriting to the extent provided herein. All such Holders or Requesting Holders proposing to distribute their Registrable Securities through such Underwritten Offering under this subsection 2.1.5 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Demanding Holders initiating such Underwritten Offering. Notwithstanding the foregoing, the Company is not obligated to effect more than an aggregate of three (3) Underwritten Offerings demanded by the Holders pursuant to this subsection 2.1.5 and is not obligated to effect an Underwritten Offering pursuant to this subsection 2.1.5 within ninety (90) days after the closing of an Underwritten Offering.

2.1.6Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Offering, pursuant to an Underwritten Demand, in good faith, advises or advise the Company, the Demanding Holders, the Requesting Holders and other persons or entities holding Registrable Securities or other equity securities of the Company that were requested to be included in such Underwritten Offering, taken together with all other shares of Common Stock or other securities which the Company desires to sell and the shares of Common Stock or other securities, if any, as to which registration has been requested pursuant to written contractual piggyback registration rights held by other equity holders of the Company who desire to sell (if any) that the dollar amount or number of Registrable Securities or other equity securities of the Company requested to be included in such Underwritten Offering exceeds the maximum dollar amount or maximum number of equity securities of the Company that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering, regardless of the number of shares held by each such person and the aggregate number of Registrable Securities that the Demanding Holders have requested be included in such Underwritten Offering (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of the Requesting Holders, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Common Stock or other equity securities of the Company that the Company desires to sell and that can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the shares of Common Stock or other equity securities of the Company held by other persons or entities that the Company is obligated to include pursuant to separate written contractual arrangements with such persons or entities and that can be sold without exceeding the Maximum Number of Securities.

2.1.7Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Offering, a majority-in-interest of the Demanding Holders initiating an Underwritten Offering shall have the right to withdraw from such Underwritten Offering for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Offering, prior to the public announcement of the Underwritten Offering by the Company; provided that the Sponsor or a Holder may elect to have the Company continue an Underwritten Offering if the Minimum Underwritten Offering Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Offering by the Sponsor, the Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Offering shall constitute a demand for an Underwritten Offering by the withdrawing Demanding Holder for purposes of subsection 2.1.6, unless such Demanding Holder has not previously withdrawn any Underwritten Offering and such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Offer (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering); provided that, if the Sponsor or a Holder elects to continue an Underwritten Offering pursuant to the proviso in the immediately preceding sentence, such Underwritten Offering shall instead count as an Underwritten Offering demanded by the Sponsor or such Holder, as applicable, for purposes of subsection 2.1.6. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Offering.

2.2Piggyback Registration.

2.2.1Piggyback Rights. Subject to the provisions of subsection 2.2.2 and Section 2.5 hereof, if, at any time on or after the date the Company consummates a Business Combination, the Company proposes to consummate an Underwritten Offering for its own account or for the account of stockholders of the Company, (i) pursuant to Section 2.1, or (ii) for an offering of debt that is convertible into equity securities of the Company, then the Company shall give written notice of such proposed action to all of the Holders as soon as practicable, which notice shall (x) describe the amount and type of securities to be included, the intended method(s) of distribution and the name of the proposed managing Underwriter or Underwriters, if any, and (y) offer to all of the Holders the opportunity to include such number of Registrable Securities as such Holders may request in writing within two (2) days (unless such offering is an overnight or bought Underwritten Offering, then one (1) day), in each case after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Piggyback Registration and to permit the resale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to include Registrable Securities in an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.2.2Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of equity securities of the Company that the Company desires to sell, taken together with (i) the shares of equity securities of the Company, if any, as to which the Underwritten Offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which a Piggyback Registration has been requested pursuant to Section 2.2 of this Agreement and (iii) the shares of equity securities of the Company, if any, as to which inclusion in the Underwritten Offering has been requested pursuant to separate written contractual piggyback registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(a)If the Underwritten Offering is undertaken for the Company’s account, the Company shall include in any such Underwritten Offering (A) first, the shares of Common Stock or other equity securities of the Company that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders requesting a Piggyback Registration pursuant to subsection 2.2.1 of this Agreement, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities of the Company, if any, as to which inclusion in the Underwritten Offering has been requested pursuant to written contractual piggyback registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

(b)If the Underwritten Offering is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Underwritten Offering (A) first, the shares of Common Stock or other equity securities of the Company, if any, of such requesting persons or entities, other than the Holders, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders requesting a Piggyback Registration pursuant to subsection 2.2.1 of this Agreement, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities of the Company that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B), and (C), the shares of Common Stock or other equity securities of the Company for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities; or

(c)If the Underwritten Offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in subsection 2.1.6.

2.2.3Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Offering, and related obligations, shall be governed by subsection 2.1.7) shall have the right to withdraw from a Piggyback Registration upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the commencement of the Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3. The Company (whether on its own good faith determination or as a result of a withdrawal by persons making a demand pursuant to written contractual obligations) may withdraw an Underwritten Offering undertaken for the Company’s account at any time prior to the effectiveness of such Registration Statement.

2.2.4Unlimited Piggyback Registration Rights. For purposes of clarity, subject to subsection 2.1.7, any Piggyback Registration or Underwritten Offering effected pursuant to Section 2.2 of this Agreement shall not be counted as an Underwritten Offering pursuant to an Underwritten Demand effected under Section 2.1 of this Agreement.

2.3Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriters, each Holder of Registrable Securities that participates and sells Registrable Securities in such Underwritten Offering agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder that participates and sells Registrable Securities in such Underwritten Offering agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders that execute a lock-up agreement).

2.4Block Trades and Other Coordinated Offerings.

2.4.1Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Registration Statement is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow” — an offer commonly known as a “block trade” (a “Block Trade”) — or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, (an “Other Coordinated Offering”), in each case, either (x) with a total offering price reasonably expected to exceed, in the aggregate, $25 million or (y) involving the proposed sale of all remaining Registrable Securities held by the Demanding Holder, then if such Demanding Holder requires any assistance from the Company pursuant to this Section 2.4, such Holder shall notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters or brokers, sales agents or placement agents (each, a “Financial Counterparty”) (including by disclosing the maximum number of Registrable Securities proposed to be the subject of such Block Trade or Other Coordinated Offering) prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and Financial Counterparty (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this subsection 2.4.2 in the first instance of any such withdrawal; provided, that the Holder shall be responsible for the Registration Expenses incurred in connection with a Block Trade prior to any subsequent withdrawal under this subsection 2.4.2.

2.4.3Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Section 2.4.

2.4.4The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and Financial Counterparty (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks), provided, that such selection shall be subject to the consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.

2.4.5A Holder in the aggregate may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Offering pursuant to subsection 2.1.5 hereof.

2.5Restrictions on Registration Rights. If (A) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.2.1 and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (B) the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (C) in the good faith judgment of the Board such Underwritten Offering would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the undertaking of such Underwritten Offering at such time, then in each case, as applicable, the Company shall furnish to such Holders a certificate signed by the Chairman of the Board stating the applicable reason(s) set forth in Clauses (A)

through (C) above underlying the Company’s decision to defer the undertaking of such Underwritten Offering. In such event, the Company shall have the right to defer such offering for a period of not more than one hundred twenty (120) days; provided, however, that the Company shall not defer its obligations in this manner more than once in any twelve (12) month period.

ARTICLE III

COMPANY PROCEDURES

3.1General Procedures. In connection with effecting any Underwritten Offering, Block Trade, and/or Other Coordinated Offering, subject to applicable law and any regulations promulgated by any securities exchange on which the Company’s equity securities are then listed, each as interpreted by the Company with the advice of its counsel, the Company shall use its commercially reasonable efforts to effect such Registration or Underwritten Offering to permit the resale or other disposition of such Registrable Securities in accordance with the intended plan of distribution thereof (and including all manners of distribution in such Registration Statement as Holders may reasonably request in connection with the filing of such Registration Statement and as permitted by law, including distribution of Registrable Securities to a Holder’s members, securityholders or partners), and pursuant thereto the Company shall, as expeditiously as possible and to the extent applicable:

3.1.1prepare and file with the Commission after the consummation of the Business Combination a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective in accordance with Section 2.1, including filing a replacement Registration Statement, if necessary, and remain effective until all Registrable Securities covered by such Registration Statement have been sold or are no longer outstanding (such period, the “Effectiveness Period”);

3.1.2prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, (a) as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement, any Underwriter, or (b) as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the plan of distribution provided by the Holders and as set forth in such Registration Statement or supplement to the Prospectus or are no longer outstanding;

3.1.3prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration or Underwritten Offering, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus (including each preliminary Prospectus) and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or Underwritten Offering or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided that the Company will not have any obligation to provide any document pursuant to this subsection 3.1.3 that is available on the Commission’s EDGAR system;

3.1.4prior to any Underwritten Offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5cause all such Registrable Securities to be listed on each national securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement or Underwritten Offering;

3.1.7advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8during the Effectiveness Period, furnish a conformed copy of each filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, promptly after such filing of such documents with the Commission to each seller of such Registrable Securities or its counsel; provided that the Company will not have any obligation to provide any document pursuant to this subsection 3.1.8 that is available on the Commission’s EDGAR system;

3.1.9notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 of this Agreement;

3.1.10in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a Financial Counterparty pursuant to such Registration, permit a representative of the Holders (such representative to be selected by a majority of the Holders), the Underwriters, or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement or the Prospectus, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives or Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11obtain a comfort letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade or sale by a Financial Counterparty pursuant to such Registration (subject to such Financial Counterparty providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel), in customary form and covering such matters of the type customarily covered by comfort letters as the managing Underwriter or other similar type of sales agent or placement agent may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a Financial Counterparty pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Financial Counterparty, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Financial Counterparty or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to such Financial Counterparty or Underwriter;

3.1.13in the event of an Underwritten Offering or a Block Trade, or an Other Coordinated Offering or sale by a Financial Counterparty pursuant to such Registration to which the Company has consented, to the extent reasonably requested by such Financial Counterparty in order to engage in such offering, allow the Financial Counterparty to conduct customary “underwriter’s due diligence” with respect to the Company;

3.1.14in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a Financial Counterparty pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the Financial Counterparty of such offering or sale;

3.1.15make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.16with respect to an Underwritten Offering pursuant to subsection 2.1.5, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.17otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or Financial Counterparty if such Underwriter or Financial Counterparty has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter or Financial Counterparty, as applicable.

3.2Registration Expenses. Except as otherwise set forth in this Agreement, the Registration Expenses in respect of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders, in each case pro rata based on the number of Registrable Securities that such Holders have sold in such Registration.

3.3Requirements for Participation in Registration. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information within a reasonable amount of time after such request (and in any case not more than five (5) business days), the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No person or entity may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting arrangements approved by the Company in the case of an Underwritten Offering initiated by the Company, and approved by the Demanding Holders in the case of an Underwritten Offering initiated by the Demanding Holders, and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements. Subject to the minimum thresholds set forth in Sections 2.1.5 and 2.4, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration. The Company will use its commercially reasonable efforts to ensure that the underwriting agreement related to such Registration shall provide that any liability of a Holder to any Underwriter or other person pursuant to such underwriting agreement (i) shall be limited to liability arising from a breach of such Holder’s representations and warranties thereto, (ii) will be several, and not joint and several, and (iii) will be limited to the net proceeds (after deducting discounts and commission, but not expenses) received by such Holder from the sale of such Holder’s Registrable Securities pursuant to such underwriting agreement.

3.4Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains or includes a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Registration Statement or Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until he, she or it is advised in writing by the Company that the use of the Registration Statement or Prospectus may be resumed.

3.4.2Subject to subsection 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration or Underwritten Offering at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the Board, be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. Notwithstanding the foregoing, the Company may delay or suspend continued use of a Registration Statement or Prospectus in respect of a Registration or Underwritten Offering in order to file and make effective a post-effective amendment to such Registration Statement in connection with the filing of the Company’s Annual Report on Form 10-K, and such suspension shall not be subject to the provisions of subsection 3.4.4. In the event the Company exercises its rights under the preceding sentences in this Section 3.4, the Holders agree to suspend, immediately upon their receipt of the notices referred to in this Section 3.4, their use of the Registration Statement or Prospectus in connection with any resale or other disposition of Registrable Securities.

3.4.3Subject to subsection 3.4.4, (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date ninety (90) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable Registration Statement, or (b) if, pursuant to subsection 2.1.5, Holders have requested an Underwritten Offering and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to subsection 2.1.5 or Section 2.4.

3.4.4The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to subsection 3.4.2 or a registered offering pursuant to subsection 3.4.3 shall be exercised by the Company on not more than two (2) occasions and, in the aggregate, for not more than sixty (60) consecutive calendar days or more than one hundred-twenty (120) total calendar days in each case, during any twelve (12)-month period.

3.5Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to resell or otherwise dispose of shares of Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any customary legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1Indemnification.

4.1.1The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) (collectively, the “Holder Indemnified Persons”) against all losses, claims, damages, liabilities and reasonable out-of-pocket expenses (including reasonable outside attorneys’ fees and inclusive of all reasonable attorneys’ fees arising out of the enforcement of each such persons’ rights under this Section 4.1) as incurred arising out of or resulting from any Misstatement or alleged Misstatement, except insofar as the same are caused by or contained or included in any information furnished in writing to the Company by or on behalf of such Holder Indemnified Person specifically for use therein.

4.1.2In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify and hold harmless the Company, its officers, directors, employees, advisors, agents, representatives and each person who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees and inclusive of all reasonable attorneys’ fees arising out of the enforcement of each such persons’ rights under this Section 4.1) resulting from any Misstatement or alleged Misstatement, but only to the extent that the same are made in reliance on and in conformity with information relating to the Holder so furnished in writing to the Company by or on behalf of such Holder specifically for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and in no event shall the liability of any selling Holder hereunder be greater in amount than the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement giving rise to such indemnification obligation.

4.1.3Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim or there may be reasonable defenses available to the indemnified party that are different from or additional to those available to the indemnifying party, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, not to be unreasonably withheld or delayed, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, advisor, agent, representative, member or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5If the indemnification provided under Section 4.1 of this Agreement is held by a court of competent jurisdiction to be unavailable to an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall to the extent permitted by law contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by a court of law by reference to, among other things, whether the Misstatement or alleged Misstatement relates to information supplied by such indemnifying party or such indemnified party and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 of this Agreement, any reasonable legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service or sent by overnight mail via a reputable overnight carrier, in each case providing evidence of delivery or (iii) transmission by facsimile or email. Each notice or communication that is mailed, delivered or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third (3rd) business day following the date on which it is mailed, in the case of notices delivered by courier service, hand delivery, or overnight mail at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation, and in the case of notices delivered by facsimile or email, at such time as it is successfully transmitted to the addressee. Any notice or communication under this Agreement must be addressed, if to the Company, to: [         ], Attention: [          ], or by email at: [       ], or if to any Holder, to the address of such Holder as it appears in the applicable register for the Registrable Securities or such other address as may be designated in writing by such Holder (including on the signature pages hereto). Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1This Agreement and the rights, duties and obligations of the Company and the Holders of Registrable Securities, as the case may be, hereunder may not be assigned or delegated by the Company or the Holders of such Registrable Securities, as the case may be, in whole or in part, except in connection with a Transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the restrictions set forth in this Agreement.

5.2.2This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors.

5.2.3This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 of this Agreement.

5.2.4No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 of this Agreement and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3    Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4    Adjustments. If there are any changes in the Common Stock as a result of share split, share dividend, combination or reclassification, or through merger, consolidation, recapitalization or other similar event, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations under this Agreement shall continue with respect to the Common Stock as so changed.

5.5    Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION. ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OR THE COURTS OF THE STATE OF NEW YORK, IN EACH CASE, LOCATED IN THE CITY AND COUNTY OF NEW YORK, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING.

5.6    Trial by Jury. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

5.7   Amendments and Modifications. Upon the written consent of (i) the Company, (ii) the Holders of at least a majority in interest of the Registrable Securities held by the Holders at the time in question and (iii) the Sponsor (provided that at the time of such consent, the Sponsor holds at least 25% of the amount of outstanding shares of Common Stock of the Company that it held at the Closing), compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, (a) any amendment hereto or waiver hereof that adversely affects any Holder, solely in his, her or its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of each such Holder so affected and (b) any amendment or waiver hereof that adversely affects the rights expressly granted to the Sponsor shall require the consent of the Sponsor. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.8    Other Registration Rights. The Company represents and warrants that no person, other than a Holder, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.9    Term. This Agreement shall terminate upon the earlier of (i) the fifth (5th) anniversary of the date of this Agreement and (ii) with respect to any Holder, the date as of which such Holder ceases to hold any Registrable Securities. The provisions of Article IV shall survive any termination.

5.10   Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

5.11   Additional Holders; Joinder. In addition to persons or entities who may become Holders pursuant to Section 5.2 hereof, subject to the prior written consent of each of the Sponsor (so long as the Sponsor holds at least 25% of the amount of outstanding shares of Common Stock of the Company that it held at the Closing) and each Holder (in each case, so long as such Holder (other than the Sponsor) and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company), the Company may make any person or entity who acquires Common Stock or rights to acquire Common Stock after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock of the Company then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.

5.12    Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

5.13    Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Existing Registration Rights Agreement shall no longer be of any force or effect.

[Signature pages follow.]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

ZOOMCAR HOLDINGS, INC., a Delaware corporation

By:
Name:
Title:

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

IOAC HOLDERS

INNOVATIVE International SPONSOR I LLC

By:
Name:Mohan Ananda
Title:Managing Member

CANTOR FITZGERALD & CO.

By:
	Name:	Sage Kelly
Title:

J.V.B. FINANCIAL GROUP, LLC

By:
Name: Douglas Listman
Title: Chief Financial Officer

ANANDA SMALL BUSINESS TRUST

By:
Name:	Mohan Ananda
Title: Authorized Officer of the Trustee, LVN Enterprises, Inc.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

ZOOMCAR HOLDERS

[ ]

By:
Name:
Title:

ADDITIONAL ZOOMCAR HOLDERS

[ ]

By:
Name:
Title:

SCHEDULE A

IOAC Holders

INNOVATIVE INTERNATIONAL SPONSOR I LLC

CANTOR FITZGERALD & CO.

J.V.B. FINANCIAL GROUP, LLC

ANANDA SMALL BUSINESS TRUST

Zoomcar Holders

[ ]

Additional Zoomcar Holders

[ ]

EXHIBIT A

REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [________], 2023 (as the same may hereafter be amended, the “Registration Rights Agreement”), among Zoomcar Holdings, Inc., a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein; provided, however, that the undersigned and its permitted assigns (if any) shall not have any rights as Holders, and the undersigned’s (and its transferees’) shares of Common Stock shall not be included as Registrable Securities, for purposes of the Excluded Sections.

Accordingly, the undersigned has executed and delivered this Joinder as of the                 day of               , 20   .

Signature of Stockholder

Print Name of Stockholder

Its:

Address:

Agreed and Accepted as of
______, 20___

Zoomcar Holdings, Inc.

By:

Name:

Its:

ANNEX E

ZOOMCAR HOLDINGS, INC.

2023 EQUITY INCENTIVE PLAN

1.	Purpose. The purposes of this Plan are to:
(a)	attract, retain, and motivate Employees, Directors, and Consultants,
(b)	provide additional incentives to Employees, Directors, and Consultants, and
(c)	promote the success of the Company’s business,

by providing Employees, Directors, and Consultants with opportunities to acquire the Company’s Shares, or to receive monetary payments based on the value of such Shares. Additionally, the Plan is intended to assist in further aligning the interests of the Company’s Employees, Directors, and Consultants to those of its stockholders.

2.	Definitions. As used herein, the following definitions will apply:
(a)	“Administrator” means a committee of at least one Director of the Company as the Board may appoint to administer this Plan or, if no such committee has been appointed by the Board, the Board.
(b)

“Applicable Laws” means the requirements relating to the administration of equity-based awards or equity compensation plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Shares are listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.

(c)	“Award” means, individually or collectively, a grant under the Plan of Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, or Other Stock-Based Awards.
(d)

“Award Agreement” means the written or electronic agreement, consistent with the terms of the Plan, between the Company and the Participant, setting forth the terms, conditions, and restrictions applicable to each Award granted under the Plan.

(e)

“Board” means the Company’s Board of Directors, as constituted from time to time and, where the context so requires, reference to the “Board” may refer to a committee to whom the Board has delegated authority to administer any aspect of this Plan.

(f)

“Cause” shall have the meaning ascribed to such term, or term of similar effect, in any offer letter, employment, consulting, severance, or similar agreement, including any Award Agreement, between the Participant and the Company or any Subsidiary; provided, that in the absence of an offer letter, employment, severance, or similar agreement containing such definition, “Cause” means:

(i)	any willful, material violation by the Participant of any law or regulation applicable to the business of the Company or any Subsidiary or other affiliate of the Company;
(ii)

the Participant’s conviction for, or guilty plea or plea of nolo contendere to, a felony (or crime of similar magnitude under Applicable Laws outside the United States) or a crime involving moral turpitude, or any willful perpetration by the Participant of a common law fraud, act of material dishonesty, or misappropriation or similar conduct against the Company or any Subsidiary;

(iii)

the Participant’s commission of an act of personal dishonesty which involves personal profit in connection with the Company, any Subsidiary, or any other entity having a business relationship with the Company or any Subsidiary;

(iv)

any material breach or violation by the Participant of any provision of any agreement or understanding between the Company or any Subsidiary or other affiliate of the Company and the Participant regarding the terms of the Participant’s service as an Employee, Director, or Consultant to the Company or any Subsidiary or other affiliate of the Company, including without limitation, the willful and continued failure or refusal of the Participant to perform the material duties required of such Participant as an Employee, Director, or Consultant of the Company or a Subsidiary or other affiliate of the Company, other than as a result of having a Disability, or a breach of any applicable invention assignment, confidentiality, non-competition, non-solicitation, restrictive covenant, or similar agreement between the Company or a Subsidiary or other affiliate of the Company and the Participant;

(v)	the Participant’s violation of the code of ethics of the Company or any Subsidiary;
(vi)

the Participant’s disregard of the policies of the Company or any Subsidiary or other affiliate of the Company so as to cause loss, harm, damage, or injury to the property, reputation, or employees of the Company or a Subsidiary or other affiliate of the Company; or

(vii)

any other misconduct by the Participant which is injurious to the financial condition or business reputation of, or is otherwise injurious to, the Company or a Subsidiary or other affiliate of the Company.

(g)	“Change in Control” means the occurrence of any of the following events:
(i)

any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total voting power represented by the Company’s then outstanding voting securities;

(ii)	the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets;
(iii)

a change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors. “Incumbent Directors” means directors who either (A) are Directors as of the Effective Date, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company); or

(iv)

the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the Company’s (or such surviving entity or its parent outstanding immediately after such merger or consolidation) outstanding voting securities.

Notwithstanding the foregoing, a transaction shall not constitute a Change in Control if its sole purpose is to change the jurisdiction of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction. In addition, if a Change in Control constitutes a payment event with respect to any Award which provides for a deferral of compensation and is subject to Code Section 409A, then notwithstanding anything to the contrary in the Plan or applicable Award Agreement, the transaction with respect to such Award must also constitute a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) to the extent required by Code Section 409A.

(h)	“Code” means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.
(i)	“Company” means Zoomcar Holdings, Inc., a Delaware corporation, or any successor thereto.

(j)

“Consultant” means a consultant or adviser who provides bona fide services to the Company, its Parent, or any Subsidiary as an independent contractor and who qualifies as a consultant or advisor under Instruction A.1.(a)(1) of Form S-8 under the Securities Act.

(k)	“Director” means a member of the Board.
(l)

“Disability” means total and permanent disability as defined in Code Section 22(e)(3), provided that in the case of an Award other than an Incentive Stock Option, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(m)	“Effective Date” shall have the meaning set forth in Section 24.
(n)

“Employee” means any person, including officers and Directors, employed by the Company, its Parent, or any Subsidiary. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

(o)	“Exchange Act” means the Securities Exchange Act of 1934, as amended.
(p)	“Fair Market Value” means, as of any date, the value of a Share, determined as follows:
(i)

if the Shares are readily tradable on an established securities market, its Fair Market Value will be the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on such market for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii)

if the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value will be the mean between the high bid and low asked prices for a Share for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii)	if the Shares are not readily tradable on an established securities market, the Fair Market Value will be determined in good faith by the Administrator.

Notwithstanding the preceding, for federal, state, and local income tax reporting purposes and for such other purposes as the Administrator deems appropriate, the Fair Market Value shall be determined by the Administrator in accordance with uniform and nondiscriminatory standards adopted by it from time to time. In addition, the determination of Fair Market Value in all cases shall be in accordance with the requirements set forth under Code Section 409A to the extent necessary for an Award to comply with, or be exempt from, Code Section 409A. The Administrator’s determination shall be conclusive and binding on all persons.

(q)	“Incentive Stock Option” means a Stock Option intended to qualify as an incentive stock option within the meaning of Code Section 422 and the regulations promulgated thereunder.
(r)	“Non-Employee Director” means a Director who is a “non-employee director” within the meaning of Exchange Act Rule 16b-3.
(s)	“Nonqualified Stock Option” means a Stock Option that by its terms, or in operation, does not qualify or is not intended to qualify as an Incentive Stock Option.
(t)

“Other Stock-Based Awards” means any other awards not specifically described in the Plan that are valued in whole or in part by reference to, or are otherwise based on, Shares and are created by the Administrator pursuant to Section 11.

(u)	“Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Code Section 424(e).

(v)	“Participant” means the holder of an outstanding Award granted under the Plan.
(w)

“Period of Restriction” means the period during which the transfer of Restricted Stock is subject to restrictions and a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of certain performance criteria, or the occurrence of other events as determined by the Administrator.

(x)	“Plan” means this Zoomcar Holdings, Inc. 2023 Equity Incentive Plan.
(y)

“Restricted Stock” means Shares, subject to a Period of Restriction or certain other specified restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 or issued pursuant to the early exercise of a Stock Option.

(z)

“Restricted Stock Unit” or “RSU” means an unfunded and unsecured promise to deliver Shares, cash, other securities, or other property, subject to certain restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 10.

(aa)

“Service” means service as a Service Provider. In the event of any dispute over whether and when Service has terminated, the Administrator shall have sole discretion to determine whether such termination has occurred and the effective date of such termination.

(bb)

“Service Provider” means an Employee, Director, or Consultant, including any prospective Employee, Director, or Consultant who has accepted an offer of employment or service and will be an Employee, Director, or Consultant after the commencement of their service.

(cc)	“Shares” means the Company’s shares of common stock, par value of $0.0001 per share.
(dd)	“Stock Appreciation Right” or “SAR” means an Award pursuant to Section 8 that is designated as a SAR.
(ee)	“Stock Option” means an option granted pursuant to the Plan to purchase Shares, whether designated as an Incentive Stock Option or a Nonqualified Stock Option.
(ff)	“Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Code Section 424(f).
3.	Awards.
(a)	Award Types. The Plan permits the grant of Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, and Other Stock-Based Awards.
(b)

Award Agreements. Awards shall be evidenced by Award Agreements (which need not be identical) in such forms as the Administrator may from time to time approve; provided, however, that in the event of any conflict between the provisions of the Plan and any such Award Agreements, the provisions of the Plan shall prevail.

(c)

Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such later date as is determined by the Administrator, consistent with Applicable Laws. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

4.	Shares Available for Awards.
(a)

Basic Limitation. Subject to the provisions of Section 14, the maximum aggregate number of Shares that may be issued under the Plan is                       [1] (the “Plan Share Limit”). The Shares subject to the Plan may be authorized, but unissued, or reacquired shares.

1     12% of the aggregate number of Shares issued and outstanding immediately after the Closing (as calculated after giving effect to the Redemption), on a fully-diluted basis.

(b)

Annual Increase in Available Shares. On the first day of each calendar year during the term of the Plan, commencing on January 1, 2024 and continuing until (and including) January 1, 2033, the number of Shares available under the Plan Share Limit shall automatically increase by a number equal to the lesser of (i) three percent (3%) of the total number of Shares issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase and (ii) a number of Shares determined by the Administrator.

(c)

Awards Not Settled in Shares Delivered to Participant. Upon payment in Shares pursuant to the exercise or settlement of an Award, the number of Shares available for issuance under the Plan shall be reduced only by the number of Shares actually issued in such payment. If a Participant pays the exercise price (or purchase price, if applicable) of an Award through the tender of Shares, or if the Shares are tendered or withheld to satisfy any tax withholding obligations, the number of the Shares so tendered or withheld shall again be available for issuance pursuant to future Awards under the Plan, although such Shares shall not again become available for issuance as Incentive Stock Options.

(d)	Cash-Settled Awards. Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.
(e)

Lapsed Awards. If any outstanding Award expires or is terminated or canceled without having been exercised or settled in full, or if the Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company, the Shares allocable to the terminated portion of such Award or such forfeited or repurchased Shares shall again be available for grant under the Plan.

(f)	Code Section 422 Limitations. No more than [2] Shares (subject to adjustment pursuant to Section 14) may be issued under the Plan upon the exercise of Incentive Stock Options.
(g)

Non-Employee Director Award Limit. Notwithstanding any provision to the contrary in the Plan or in any policy of the Company regarding Non-Employee Director compensation, the sum of the grant date fair value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all equity-based Awards and the maximum amount that may become payable pursuant to all cash-based Awards that may be granted to a Service Provider as compensation for services as a Non-Employee Director during any calendar year shall not exceed $750,000 for such Service Provider’s first year of service as a Non-Employee Director and $500,000 for each year thereafter, although the Board may, in its discretion, make exceptions to these limits for individual Non-Employee Directors who take on special duties or responsibilities or in extraordinary circumstances.

[2]	The ISO limit will be equal to the Plan Share Limit.

(h)	Share Reserve. The Company, during the term of the Plan, shall at all times keep available such number of Shares authorized for issuance as will be sufficient to satisfy the requirements of the Plan.
(i)

Substitute Awards. Awards may, in the sole discretion of the Administrator, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company, its Parent, or any Subsidiary or with which the Company, its Parent, or any Subsidiary combines (“Substitute Awards”). Substitute Awards shall not be counted against the Plan Share Limit; provided, however, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding options intended to qualify as Incentive Stock Options shall be counted against the Incentive Stock Option limit in Section 4(f).

5.	Administration. The Plan will be administered by the Administrator.
(a)	Powers of the Administrator. Subject to the provisions of the Plan, the Administrator will have the authority, in its discretion to:
(i)	determine Fair Market Value;

(ii)	select the Service Providers to whom Awards may be granted;
(iii)	determine the type or types of Awards to be granted to Participants under the Plan and number of the Shares to be covered by each Award;
(iv)	approve forms of Award Agreements for use under the Plan;
(v)

determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award. Such terms and conditions include, but are not limited to, the exercise price or purchase price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting criteria or Periods of Restriction, any vesting acceleration or waiver of forfeiture or repurchase restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, will determine;

(vi)	construe and interpret the terms of the Plan, any Award Agreement, and Awards granted pursuant to the Plan;
(vii)

prescribe, amend, and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws and/or qualifying for preferred tax treatment under applicable tax laws;

(viii)

modify or amend each Award (subject to Section 18(c)), including (A) the discretionary authority to extend the post-termination exercisability period of Awards and (B) accelerate the satisfaction of any vesting criteria or waiver of forfeiture or repurchase restrictions;

(ix)

allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Shares or cash to be issued upon exercise or vesting of an Award that number of the Shares or cash having a Fair Market Value equal to the amount required to be withheld. The Fair Market Value of any Shares to be withheld will be determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares or cash withheld for this purpose will be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(x)	authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xi)

allow a Participant to defer the receipt of the payment of cash or the delivery of the Shares that would otherwise be due to such Participant under an Award, subject to compliance (or exemption) from Code Section 409A;

(xii)	determine whether Awards will be settled in cash, Shares, other securities, other property, or in any combination thereof;
(xiii)	determine whether Awards will be adjusted for dividend equivalents;
(xiv)	create Other Stock-Based Awards for issuance under the Plan;
(xv)

impose such restrictions, conditions, or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any securities issued as a result of or under an Award, including without limitation, (A) restrictions under an insider trading policy, and (B) restrictions as to the use of a specified brokerage firm for such resales or other transfers; and

(xvi)

make all other determinations and take any other action deemed necessary or advisable for administering the Plan and due compliance with Applicable Laws, stock market or exchange rules or regulations or accounting or tax rules or regulations.

(b)

Prohibition on Repricing. Notwithstanding anything to the contrary in Section 5(a) and except for an adjustment pursuant to Section 14 or a repricing approved by stockholders, in no case may the Administrator (i) amend an outstanding Stock Option or SAR to reduce the exercise price of the Award, (ii) cancel, exchange, or surrender an outstanding Stock Option or SAR in exchange for cash or other awards for the purpose of repricing the Award, or (iii) cancel, exchange, or surrender an outstanding Stock Option or SAR in exchange for an option or SAR with an exercise price that is less than the exercise price of the original Award.

(c)

Section 16. To the extent desirable to qualify transactions hereunder as exempt under Exchange Act Rule 16b-3, the transactions contemplated hereunder will be approved by the entire Board or a committee of two or more Non-Employee Directors.

(d)

Delegation of Authority. Except to the extent prohibited by Applicable Laws, the Administrator may delegate to one or more officers of the Company some or all of its authority under the Plan, including the authority to grant all types of Awards, in accordance with Applicable Laws (except that such delegation shall not apply to any Award for a Participant then covered by Section 16 of the Exchange Act), and the Administrator may delegate to one or more committees of the Board (which may consist solely of one Director) some or all of its authority under this Plan, including the authority to grant all types of Awards, in accordance with Applicable Laws. Such delegation may be revoked at any time. The acts of such delegates shall be treated as acts of the Administrator, and such delegates shall report regularly to the Administrator regarding the delegated duties and responsibilities and any Awards granted.

(e)	Effect of Administrator’s Decision. The Administrator’s decisions, determinations, and interpretations will be final and binding on all persons, including Participants and any other holders of Awards.
6.

Eligibility. The Administrator has the discretion to select any Service Provider to receive an Award, although Incentive Stock Options may be granted only to Employees. Designation of a Participant in any year shall not require the Administrator to designate such person to receive an Award in any other year or, once designated, to receive the same type or amount of Award as granted to the Participant in any other year. The Administrator shall consider such factors as it deems pertinent in selecting Participants and in determining the type and amount of their respective Awards.

7.

Stock Options. The Administrator, at any time and from time to time, may grant Stock Options under the Plan to Service Providers. Each Stock Option shall be subject to such terms and conditions consistent with the Plan as the Administrator may impose from time to time, subject to the following limitations:

(a)	Exercise Price. The per share exercise price for Shares to be issued pursuant to exercise of a Stock Option will be determined by the Administrator.

(b)

Exercise Period. Stock Options granted under the Plan shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator; provided, however, that no Stock Option shall be exercisable later than ten (10) years after the date it is granted. Stock Options shall terminate at such earlier times and upon such conditions or circumstances as the Administrator shall in its discretion set forth in such Award Agreement at the date of grant; provided, however, the Administrator may, in its sole discretion, later waive any such condition.

(c)	Payment of Exercise Price. To the extent permitted by Applicable Laws, the Participant may pay the Stock Option exercise price by:
(i)	cash;
(ii)	check;
(iii)

if approved by the Administrator, as determined in its sole discretion, surrender of other Shares which meet the conditions established by the Administrator to avoid adverse accounting consequences to the Company (as determined by the Administrator);

(iv)

if approved by the Administrator, as determined in its sole discretion, by a broker-assisted cashless exercise in accordance with procedures approved by the Administrator, whereby payment of the exercise price may be satisfied, in whole or in part, with Shares subject to the Stock Option by delivery of an irrevocable direction to a securities broker (on a form prescribed by the Administrator) to sell Shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate exercise price;

(v)

if approved by the Administrator for a Nonqualified Stock Option, as determined in its sole discretion, by delivery of a notice of “net exercise” to the Company, pursuant to which the Participant shall receive the number of Shares underlying the Stock Option so exercised reduced by the number of Shares equal to the aggregate exercise price of the Stock Option divided by the Fair Market Value on the date of exercise;

(vi)	such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or
(vii)	any combination of the foregoing methods of payment.
(d)	Exercise of Stock Option.
(i)

Procedure for Exercise. Any Stock Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. A Stock Option may not be exercised for a fraction of a Share. Exercising a Stock Option in any manner will decrease the number of Shares thereafter available for purchase under the Stock Option, by the number of Shares as to which the Stock Option is exercised.

(ii)

Exercise Requirements. A Stock Option will be deemed exercised when the Company receives: (A) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Stock Option, and (B) full payment of the exercise price (including provision for any applicable tax withholding).

(iii)

Non-Exempt Employees. If a Stock Option is granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the Stock Option will not be first exercisable for any Shares until at least six (6) months following the date of grant of the Stock Option (although the Stock Option may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (A) if such non-exempt Employee dies or suffers a Disability, (B) upon a Change in Control in which such Stock Option is not assumed, continued, or substituted, or (C) upon the Participant’s retirement (as such term may be defined in the Participant’s Award Agreement, in another agreement between the Participant and the Company, or, if no such definition, in accordance with the then current employment policies and guidelines of the Company or employing Subsidiary), the vested portion of any Stock Option may be exercised earlier than six (6) months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of a Stock Option will be exempt from the Participant’s regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting, or issuance of any Shares under any other Award will be exempt from the employee’s regular rate of pay, the provisions of this Section 7(d)(iii) will apply to all Awards and are hereby incorporated by reference into such Award Agreements.

(iv)

Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, the Participant may exercise the Stock Option within such period of time as is specified in the Award Agreement to the extent that the Stock Option is vested on the date of termination (but in no event later than the expiration of the term of such Stock Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Stock Option will remain exercisable for three (3) months (or twelve (12) months in the case of termination on account of Disability or death) following the Participant’s termination. If a Participant commits an act of Cause, all vested and unvested Stock Options shall be forfeited as of such date. Unless otherwise provided by the Administrator, if on the date of termination, the Participant is not vested as to a Stock Option, the Shares covered by the unvested portion of the Stock Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan. If after termination, the Participant does not exercise a Stock Option as to all of the vested Shares within the time specified by the Administrator, the Stock Option will terminate, and remaining Shares covered by such Stock Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan.

(v)

Extension of Exercisability. A Participant may not exercise a Stock Option at any time that the issuance of Shares upon such exercise would violate Applicable Laws. Except as otherwise provided in the Award Agreement, if a Participant ceases to be a Service Provider for any reason other than for Cause and, at any time during the last thirty (30) days of the applicable post-termination exercise period: (A) the exercise of the Participant’s Stock Option would be prohibited solely because the issuance of Shares upon such exercise would violate Applicable Laws, or (B) the immediate sale of any Shares issued upon such exercise would violate the Company’s trading policy, then the applicable post-termination exercise period will be extended to the last day of the calendar month that commences following the date the Award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions; provided, however, that in no event may such Award be exercised after the expiration of its maximum term.

(vi)

Beneficiary. If a Participant dies while a Service Provider, the Stock Option may be exercised following the Participant’s death by the Participant’s designated beneficiary, provided such beneficiary has been designated and received by the Administrator prior to the Participant’s death in a form acceptable to the Administrator. If no such beneficiary has been properly designated by the Participant, then such Stock Option may be exercised by the personal representative of the Participant’s estate or by the persons to whom the Stock Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution.

(vii)

Stockholder Rights. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent or depositary of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares, notwithstanding the exercise of the Stock Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 14 or the applicable Award Agreement.

(e)	Incentive Stock Option Limitations.

(i)

Each Stock Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonqualified Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company, its Parent, or any Subsidiary) exceeds $100,000 (or such other limit established in the Code), such Stock Options will be treated as Nonqualified Stock Options. For purposes of this Section 7(e)(i), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Stock Option is granted.

(ii)

In the case of an Incentive Stock Option, the exercise price will be determined by the Administrator, but shall be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. The term of any Incentive Stock Option will be ten (10) years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns shares representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, its Parent, or any Subsidiary, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement and the exercise price shall not be less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant.

(iii)

No Stock Option shall be treated as an Incentive Stock Option unless this Plan has been approved by the stockholders of the Company in a manner intended to comply with the stockholder approval requirements of Code Section 422(b)(1), provided that any Stock Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Stock Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained.

(iv)

In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to and comply with such rules as may be prescribed by Code Section 422. If for any reason a Stock Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Stock Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under this Plan.

8.

Stock Appreciation Rights. The Administrator, at any time and from time to time, may grant SARs to Service Providers. Each SAR shall be subject to such terms and conditions, consistent with the Plan, as the Administrator may impose from time to time, subject to the following limitations:

(a)

SAR Award Agreement. Each SAR will be evidenced by an Award Agreement that will specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(b)	Number of Shares. The Administrator will have complete discretion to determine the number of Shares subject to any SAR.
(c)

Exercise Price and Other Terms. The per share exercise price for the Shares that will determine the amount of the payment to be received upon exercise of a SAR will be determined by the Administrator, along with the other the terms and conditions of any SAR granted under the Plan.

(d)

Expiration of Stock Appreciation Rights. A SAR granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 7(d) relating to the maximum term and exercise also will apply to SARs.

(e)	Payment of Stock Appreciation Right Amount. Upon exercise of a SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:
(i)	The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii)	The number of Shares with respect to which the SAR is exercised.
(f)	Payment Form. At the discretion of the Administrator, the payment upon SAR exercise may be in cash, in Shares, other securities, or other property of equivalent value, or in some combination thereof.
(g)

Tandem Awards. Any Stock Option granted under this Plan may include tandem SARs (i.e., SARs granted in conjunction with an Award of Stock Options under this Plan). The Administrator also may award SARs to a Service Provider independent of any Stock Option.

9.

Restricted Stock. The Administrator, at any time and from time to time, may grant Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine, subject to the following limitations:

(a)

Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction and the applicable restrictions, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Restricted Stock may be awarded in consideration for (i) cash, check, bank draft or money order payable to the Company, (ii) past services to the Company, its Parent, or any Subsidiary, or (iii) any other form of legal consideration (including future services) that may be acceptable to the Administrator, in its sole discretion, and permissible under Applicable Laws.

(b)

Removal of Restrictions. Unless the Administrator determines otherwise, Restricted Stock will be held by the Company as escrow agent until the restrictions on such Restricted Stock have lapsed. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(c)

Voting Rights. During the Period of Restriction, a Participant holding Restricted Stock may exercise the voting rights applicable to those restricted Shares, unless the Administrator determines otherwise.

(d)

Dividends and Other Distributions. During the Period of Restriction, a Participant holding Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Restricted Stock unless otherwise provided in the Award Agreement. If any such dividends or distributions are paid in Shares, such Shares will be subject to the same restrictions on transferability and forfeitability as the Restricted Stock with respect to which they were paid.

(e)	Transferability. Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.
(f)

Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will be forfeited and will revert to the Company and again will become available for grant under the Plan.

10.

Restricted Stock Units (RSUs). The Administrator, at any time and from time to time, may grant RSUs under the Plan to Service Providers. Each RSU shall be subject to such terms and conditions, consistent with the Plan, as the Administrator may impose from time to time, subject to the following limitations:

(a)

RSU Award Agreement. Each Award of RSUs will be evidenced by an Award Agreement that will specify the terms, conditions, and restrictions related to the grant, including the number of RSUs and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(b)

Vesting Criteria and Other Terms. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of RSUs that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, business unit, or individual goals (including, but not limited to, continued employment or Service), or any other basis determined by the Administrator in its discretion.

(c)

Earning Restricted Stock Units. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of

RSUs, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

(d)

Form and Timing of Payment. Payment of earned RSUs will be made as soon as practicable after the date(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned RSUs in cash, Shares, other securities, other property, or a combination of both.

(e)

Voting and Dividend Equivalent Rights. The holders of RSUs shall have no voting rights as the Company’s stockholders. Prior to settlement or forfeiture, RSUs awarded under the Plan may, at the Administrator’s discretion, provide for a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all dividends paid on one Share while the RSU is outstanding. Dividend equivalents may be converted into additional RSUs. Settlement of dividend equivalents may be made in the form of cash, Shares, other securities, other property, or in a combination of the foregoing. Prior to distribution, any dividend equivalents shall be subject to the same conditions and restrictions as the RSUs to which they attach.

(f)	Cancellation. On the date set forth in the Award Agreement, all unearned RSUs will be forfeited to the Company.
11.

Other Stock-Based Awards. Other Stock-Based Awards may be granted either alone, in addition to, or in tandem with, other Awards granted under the Plan and/or cash awards made outside of the Plan. The Administrator shall have authority to determine the Service Providers to whom and the time or times at which Other Stock-Based Awards shall be made, the amount of such Other Stock-Based Awards, and all other conditions of the Other Stock-Based Awards including any dividend and/or voting rights.

12.	Vesting.
(a)

Vesting Conditions. Each Award may or may not be subject to vesting, a Period of Restriction, and/or other conditions as the Administrator may determine. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Award Agreement. Vesting conditions may include Service-based conditions, performance-based conditions, such other conditions as the Administrator may determine, or any combination thereof. Unless specifically set forth in the Award Agreement, Awards shall not be considered subject to any performance-based condition. An Award Agreement may provide for accelerated vesting upon certain specified events.

(b)

Performance Criteria. The Administrator may establish performance-based conditions for an Award as specified in the Award Agreement, which may be based on the attainment of specific levels of performance of the Company (and/or one or more Subsidiaries, divisions, business segments or operational units, or any combination of the foregoing) and may include, without limitation, any of the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) revenue or revenue growth (measured on a net or gross basis); (iv) gross profit or gross profit growth; (v) operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales); (vii) cash flow (including, but not limited to, operating cash flow, free cash flow, net cash provided by operations and cash flow return on capital); (viii) financing and other capital raising transactions (including, but not limited to, sales of the Company’s equity or debt securities); (ix) earnings before or after taxes, interest, depreciation and/or amortization; (x) gross or operating margins; (xi) productivity ratios; (xii) share price (including, but not limited to, growth measures and total stockholder return); (xiii) expense targets; (xiv) margins; (xv) productivity and operating efficiencies; (xvi) customer satisfaction; (xvii) customer growth; (xviii) working capital targets; (xix) measures of economic value added; (xx) inventory control; (xxi) enterprise value; (xxii) sales; (xxiii) debt levels and net debt; (xxiv) combined ratio; (xxv) timely launch of new facilities; (xxvi) client retention; (xxvii) employee retention; (xxviii) timely completion of new product rollouts; (xxix) cost targets; (xxx) reductions and savings; (xxxi) productivity and efficiencies; (xxxii) strategic partnerships or transactions; and (xxxiii) personal targets, goals or completion of projects. Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance of the Company and/or one or more Subsidiaries as a whole or any business unit(s) of the Company and/or one or more Subsidiaries or any combination thereof, as the Administrator may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison or peer companies, or a published or special index that the Administrator, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Administrator also has the authority to provide for accelerated vesting of any Award based on the achievement of performance criteria specified in this paragraph. Any performance criteria that are financial metrics, may be determined in accordance with United States Generally Accepted Accounting Principles (“GAAP”) or may be adjusted when established to include or exclude any items otherwise includable or excludable under GAAP.

(c)

Default Vesting. Unless otherwise set forth in an individual Award Agreement, each Award shall vest over a four (4) year period, with one-quarter (1/4) of the Award vesting on the first annual anniversary of the date of grant, with the remainder of the Award vesting monthly thereafter.

(d)

Leaves of Absence. Unless the Administrator provides otherwise, vesting of Awards granted hereunder will be suspended during any Employee’s unpaid leave of absence and will resume on the date the Employee returns to work on a regular schedule as determined by the Administrator; provided, however, that no vesting credit will be awarded for the time vesting has been suspended during such leave of absence. A Service Provider will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or the employing Subsidiary, although any leave of absence not provided for in the applicable employee manual of the Company or employing Subsidiary needs to be approved by the Administrator, or (ii) transfers between locations of the Company or between the Company, its Parent, or any Subsidiary. For purposes of Incentive Stock Options, no leave of absence may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company or employing Subsidiary is not so guaranteed, then three (3) months following the 91st day of such leave any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for federal tax purposes as a Nonqualified Stock Option.

(e)

In the event a Service Provider’s regular level of time commitment in the performance of services for the Company, its Parent, or any Subsidiary is reduced (for example, and without limitation, if the Service Provider is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee) after the date of grant of any Award to the Service Provider, the Administrator has the right in its sole discretion to (i) make a corresponding reduction in the number of Shares subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Service Provider will have no right with respect to any portion of the Award that is so reduced or extended.

13.

Non-Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner, except to the Participant’s estate or legal representative, and may be exercised, during the lifetime of the Participant, only by the Participant, although the Administrator, in its discretion, may permit Award transfers for purposes of estate planning or charitable giving. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

14.	Adjustments; Dissolution or Liquidation; Change in Control.
(a)

Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs such that an adjustment is determined by the Administrator (in its sole discretion) to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Administrator shall, in such manner as it may deem equitable, adjust the number and class of Shares which may be delivered under the Plan, the number, class, and price of Shares subject to outstanding awards, and the numerical limits in Section 4. Notwithstanding the preceding, the number of Shares subject to any Award always shall be a whole number.

(b)

Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator, in its discretion, may provide for a Participant to have the right to exercise an

Award, to the extent applicable, until ten (10) days prior to such transaction as to all of the Shares covered thereby, including Shares as to which the Award would not be vested or otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any Award shall lapse one hundred percent (100%), and that any Award vesting shall accelerate one hundred percent (100%), provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously vested and, if applicable, exercised, an Award will terminate immediately prior to the consummation of such proposed action.

(c)	Change in Control.
(i)

In the event of a Change in Control, each outstanding Award shall be assumed or an equivalent award substituted by the acquiring or successor corporation or a parent of the acquiring or successor corporation.

(ii)

Unless determined otherwise by the Administrator, in the event that the successor corporation refuses to assume or substitute for the Award, the Participant shall fully vest in and have the right to exercise the Award as to all of the Shares, including those as to which it would not otherwise be vested or exercisable, all applicable restrictions will lapse, and all performance objectives and other vesting criteria will be deemed achieved at targeted levels. If a Stock Option or SAR is not assumed or substituted in the event of a Change in Control, the Administrator shall notify the Participant in writing or electronically that the Stock Option or SAR shall be exercisable, to the extent vested, for a period of up to fifteen (15) days from the date of such notice, and the Stock Option or SAR shall terminate upon the expiration of such period.

(iii)

For the purposes of this Section 14(c), the Award shall be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether shares, cash, or other securities or property) received in the Change in Control by holders of Shares for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common shares of the acquiring or successor corporation or its parent, the Administrator may, with the consent of the acquiring or successor corporation, provide for the consideration to be received, for each Share subject to the Award, to be solely common shares of the acquiring or successor corporation or its parent equal in fair market value to the per share consideration received by holders of Shares in the Change in Control. Payments under this provision may be delayed to the same extent that payment of consideration to the holders of the Shares in connection with the Change in Control is delayed as a result of escrows, earn outs, holdbacks, or any other contingencies. Notwithstanding anything herein to the contrary, an Award that vests, is earned, or is paid out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or the acquiring or successor corporation modifies any of such performance goals without the Participant’s consent; provided, however, that a modification to such performance goals only to reflect the acquiring or successor corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

15.	Taxes.
(a)

General. It is a condition to each Award under the Plan that a Participant or such Participant’s successor shall make such arrangements that may be necessary, in the opinion of the Administrator or the Company, for the satisfaction of any federal, state, local, or foreign withholding tax obligations that arise in connection with any Award granted under the Plan. The Company may deduct an amount sufficient to satisfy such tax obligations based on the applicable statutory withholding rates (or such other rate as may be determined by the Administrator after considering any accounting consequences or costs) from any payment of any kind otherwise due to a Participant. The Company shall not be required to issue any Shares or make any cash payment under the Plan unless such obligations are satisfied.

(b)

Share Withholding. To the extent that Applicable Laws subject a Participant to tax withholding obligations, the Administrator may permit such Participant to satisfy all or part of such obligations by having the Company, its

Parent, or a Subsidiary withhold all or a portion of any Share that otherwise would be issued to such Participant or by surrendering all or a portion of any Share that the Participant previously acquired. Such Share shall be valued on the date withheld or surrendered. Any payment of taxes by assigning Shares to the Company, its Parent, or a Subsidiary may be subject to restrictions, including any restrictions required by the Securities and Exchange Commission, accounting, or other rules.

(c)

Discretionary Nature of Plan. The benefits and rights provided under the Plan are wholly discretionary and, although provided by the Company, do not constitute regular or periodic payments. Unless otherwise required by Applicable Laws, the benefits and rights provided under the Plan are not to be considered part of a Participant’s salary or compensation or for purposes of calculating any severance, resignation, redundancy or other end of service payments, vacation, bonuses, long-term service awards, indemnification, pension or retirement benefits, or any other payments, benefits, or rights of any kind. By acceptance of an Award, a Participant waives any and all rights to compensation or damages as a result of the termination of Service for any reason whatsoever insofar as those rights result or may result from this Plan or any Award.

(d)

Code Section 409A. Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Code Section 409A and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Administrator. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Code Section 409A, the Award will be granted, paid, settled, or deferred in a manner that will meet the requirements of Code Section 409A, such that the grant, payment, settlement, or deferral will not be subject to the additional tax or interest applicable under Code Section 409A.

(e)

Deferral of Award Settlement. The Administrator, in its discretion, may permit selected Participants to elect to defer distributions of Restricted Stock or RSUs in accordance with procedures established by the Administrator to assure that such deferrals comply with applicable requirements of the Code. Any deferred distribution, whether elected by the Participant or specified by the Award Agreement or the Administrator, shall comply with Code Section 409A, to the extent applicable.

(f)

Limitation on Liability. Neither the Company, nor its Parent, nor any Subsidiary, nor any person serving as Administrator shall have any liability to a Participant in the event an Award held by the Participant fails to achieve its intended characterization under applicable tax law.

16.

No Rights as a Service Provider. Neither the Plan, nor an Award Agreement, nor any Award shall confer upon a Participant any right with respect to continuing a relationship as a Service Provider, nor shall they interfere in any way with the right of the Participant or the right of the Company, its Parent, or any Subsidiary to terminate such relationship at any time, with or without cause.

17.

Recoupment Policy. All Awards granted under the Plan, all amounts paid under the Plan and all Shares issued under the Plan shall be subject to reduction, recoupment, clawback, or recovery by the Company in accordance with Applicable Laws and with Company policy (whenever adopted) regarding same, whether or not such policy is intended to satisfy the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act, or other Applicable Laws, as well as any implementing regulations and/or listing standards.

18.	Amendment and Termination of the Plan.
(a)	Amendment and Termination. The Board may at any time amend, alter, suspend, or terminate the Plan.
(b)

Stockholder Approval. The Company may obtain stockholder approval of any Plan amendment to the extent necessary or, as determined by the Administrator in its sole discretion, desirable to comply with Applicable Laws, including any amendment that (i) increases the number of Shares available for issuance under the Plan or (ii) changes the persons or class of persons eligible to receive Awards.

(c)

Effect of Amendment or Termination. No amendment, alteration, suspension, or termination of the Plan will materially impair the rights of any Participant with respect to outstanding Awards, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company, or as required by Applicable Laws. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

19.	Conditions Upon Issuance of Shares.
(a)

Legal Compliance. Shares will not be issued pursuant to an Award unless the exercise of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b)

Investment Representations. As a condition to the exercise or receipt of an Award, the Company may require the person exercising or receiving such Award to represent and warrant at the time of any such exercise or receipt that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required or desirable.

20.

Severability. Notwithstanding any contrary provision of the Plan or an Award Agreement, if any one or more of the provisions (or any part thereof) of this Plan or an Award Agreement shall be held invalid, illegal, or unenforceable in any respect, such provision shall be modified so as to make it valid, legal, and enforceable, and the validity, legality, and enforceability of the remaining provisions (or any part thereof) of the Plan or Award Agreement, as applicable, shall not in any way be affected or impaired thereby.

21.

Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

22.

Stockholder Approval. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws. All Awards hereunder are contingent on approval of the Plan by stockholders. Notwithstanding any other provision of this Plan, if the Plan is not approved by the stockholders within twelve (12) months after the date the Plan is adopted, the Plan and any Awards hereunder shall be automatically terminated.

23.	Choice of Law. The Plan will be governed by and construed in accordance with the internal laws of the State of Delaware, without reference to any choice of law principles.
24.	Effective Date.
(a)	The Plan shall be effective as of , 2023, the date on which the Plan was adopted by the Board and the Company’s stockholders (the “Effective Date”).
(b)	Unless terminated earlier under Section 18, this Plan shall terminate on , 2033, ten years after the Effective Date.

Annex F

Executed Version

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on October 13, 2022, by and among Innovative International Acquisition Corp., a Cayman Islands exempted company (the “Issuer”) and the undersigned (“Subscriber”).

WHEREAS, substantially concurrently with the execution and delivery of this Subscription Agreement, the Issuer is entering into that certain Agreement and Plan of Merger and Reorganization, dated as of the date of this Subscription Agreement (as may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Issuer, Innovative International Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”), Greg Moran, acting as representative of the Target (as defined below), and ZoomCar, Inc., a Delaware corporation (together with its direct and indirect subsidiaries, “Target”), pursuant to which, among other things, (i) the Issuer will domesticate as a Delaware corporation in accordance with the applicable provisions of the Delaware General Corporation Law and the Cayman Islands Companies Act (As Revised) (the “Domestication”) and (ii) immediately following the consummation of the Domestication, Merger Sub will merge with and into Target (the “Merger” and, together with the Domestication, the “Transactions”, and the consummation of the Merger in accordance with the Merger Agreement, the “Merger Closing”), with the Target surviving the Merger.

WHEREAS, in connection with the Transactions, the Issuer is seeking commitments from interested investors to purchase, prior to the Merger Closing, the Issuer’s common stock, par value $0.0001 per share (the “Common Shares”); and

WHEREAS, in connection with the Transactions, on the terms and subject to the conditions set forth in this Subscription Agreement, Subscriber desires to subscribe for and purchase from the Issuer the number of Common Shares, set forth on the signature page hereto (the “Acquired Shares”) for a purchase price of $10.00 per share (the “Share Purchase Price,” and the aggregate purchase price set forth on the signature page hereto for the Acquired Shares, the “Purchase Price”), and the Issuer desires to issue and sell to Subscriber the Acquired Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Issuer at or prior to the Closing Date (as defined herein);

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.Subscription. Subject to the terms and conditions hereof, Subscriber hereby irrevocably subscribes for and agrees to purchase from the Issuer, and the Issuer hereby agrees that the Issuer shall issue and sell to Subscriber, upon the payment of the Purchase Price, the Acquired Shares (such subscription and issuance, the “Subscription”). Subscriber acknowledges and agrees that, as a result of the Domestication, the Acquired Shares issued pursuant hereto shall be Common Shares of the Issuer as a Delaware corporation (and not, for the avoidance of doubt, ordinary shares of Issuer as a Cayman Islands exempted company).

2.Closing.

2.1            Subject to the satisfaction or waiver of the conditions set forth in Section 2 (other than those conditions that by their nature are to be satisfied at the closing of the Subscription contemplated hereby (the “Closing”), but without affecting the requirement that such conditions be satisfied or waived at the Closing), the Closing shall occur following the Domestication and on the date of, and substantially concurrently with and conditioned upon, the effectiveness and closing of the Transactions and immediately prior to the Effective Time (as defined in the Merger Agreement) (such date, the “Closing Date”) in the sequence contemplated in the recitals to this Subscription Agreement and is contingent upon the subsequent occurrence of the consummation of the Transactions. Prior to the anticipated Closing Date (the “Scheduled Closing Date”), the Issuer shall deliver, at least two (2) business days prior to the Scheduled Closing Date, written notice to Subscriber (the “Closing Notice”) specifying (i) the Scheduled Closing Date, (ii) the wire instructions for delivery of the Purchase Price to the Issuer (or, to the extent previously agreed by the parties to the Merger Agreement, to an escrow account established by the Issuer for this purpose (if so established, the “Escrow Account”)) and, to the extent applicable, any other information reasonably requested by the Issuer or by the escrow agent (the “Escrow Agent”), if any, engaged by the Issuer to establish and maintain the Escrow Account. The wire transfer shall identify the Subscriber and, unless otherwise agreed by Issuer, the funds shall be wired from an account in the Subscriber’s name. Upon the Closing, the Issuer shall provide instructions to the Escrow Agent, if any, to release the funds in the Escrow Account to the Issuer against delivery to the Subscriber of the Acquired Shares. On

F-1

the Closing Date, promptly after the Closing, the Issuer shall deliver (or cause delivery of) the number of Acquired Shares set forth on the signature page to this Subscription Agreement in book entry form with restrictive legends to the Subscriber as indicated on the signature page or to a custodian designated by the Subscriber, as applicable, as indicated below; provided, however, that the Issuer’s obligation to issue the Acquired Shares to the Subscriber is contingent upon the Issuer having received the Purchase Price in full accordance with this Section 2. If this Subscription Agreement is terminated prior to the Closing and any funds have already been sent by the Investor to the Issuer or to the Escrow Agent, as applicable, then, promptly after such termination, the Issuer will promptly return (or, to the extent applicable, instruct the Escrow Agent to promptly return) the Purchase Price in full to the Subscriber to the account specified in writing by the Subscriber. For the purposes of this Subscription Agreement, (x) “business day” means any other day other than a Saturday, Sunday, legal holiday or any other day on which commercial banking institutions located in New York, New York are required or authorized to be closed (excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day); (y) “person” shall refer to any individual, corporation, partnership, trust, limited liability company or other entity or association, including any governmental or regulatory body, whether acting in an individual, fiduciary or any other capacity; and (z) “affiliate” shall mean, with respect to any specified person, any other person or group of persons acting together that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with such specified person (where the term “control” (and any correlative terms) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise).

2.2           Subject to the satisfaction or waiver of the conditions set forth in Section 2.3 and Section 2.4 (other than those conditions that by their nature are to be satisfied at Closing, but without affecting the requirement that such conditions be satisfied or waived at Closing):

2.2.1            Subscriber shall deliver to the Issuer, no later than two business days before the Closing Date (as specified in the Closing Notice) or such other date as otherwise agreed to by the Issuer and Subscriber (such date, the “Purchase Price Payment Date”) the Purchase Price for the Acquired Shares by wire transfer of U.S. dollars in immediately available funds to the account specified by the Issuer in the Closing Notice (which account shall be for the benefit of Subscriber until the Closing Date), and any information that is reasonably requested in the Closing Notice that is required in order to enable the Issuer to issue the Acquired Shares, including, without limitation, the legal name of the person (or nominee) in whose name such Acquired Shares are to be issued and a duly executed Internal Revenue Service Form W-9 or W-8, as applicable, provided, however, in the case of a Subscriber that is an “investment company” registered under the Investment Company Act of 1940, as amended, payment may be made to an account specified by the Issuer and subject to such procedures otherwise mutually agreed by Subscriber and the Issuer.

2.2.2            Subscriber may, in lieu of its obligation to transfer funds pursuant to Section 2.2.1, pay for the Acquired Shares by foregoing payment of all or a portion of the payment obligations owed to Subscriber by the Target pursuant to and in accordance with the terms of that certain Note Purchase Agreement, by Target and Subscriber, and the Promissory Note, issued by Target to Subscriber, each dated as of the date hereof.

2.2.3            On the Closing Date, the Issuer shall deliver to Subscriber (i) the Acquired Shares against and upon payment by Subscriber (including by foregoing payment under the Note Purchase Agreement and the Promissory Note as set forth in Section 2.2.2 herein) in book-entry form, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws and the lock-up restrictions set forth herein), in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable and (ii) evidence from the Issuer’s transfer agent of the issuance of the Acquired Shares were issued to Subscriber in book-entry form on and as of the Closing Date; provided, however, that the Issuer’s obligation to issue the Acquired Shares to Subscriber is contingent upon the Issuer having received the Purchase Price in full in accordance with this Section 2.

2.2.4            Each book entry for the Acquired Shares shall contain a legend in substantially the following form:

THE OFFER AND SALE OF THE SECURITIES REPRESENTED HEREBY HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM.

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2.3            The Issuer’s obligation to effect the Closing shall be subject to the satisfaction on the Closing Date, or, to the extent permitted by applicable law, the waiver by the Issuer, of each of the following conditions:

2.3.1            all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined herein), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such date) and the consummation of the Closing shall constitute a reaffirmation by Subscriber of each of the representations and warranties of Subscriber contained in this Subscription Agreement as of the Closing Date;

2.3.2            Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing;

2.3.3            no governmental authority of competent jurisdiction with respect to the sale of the Acquired Shares shall have issued, enforced or entered any judgment or order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the Subscription illegal or otherwise preventing or prohibiting consummation of the Subscription;

2.3.4            all conditions precedent to the Issuer’s obligation to effect the Transactions set forth in the Merger Agreement shall have been satisfied or waived (as determined in good faith by the parties to the Merger Agreement and other than those conditions that (i) may only be satisfied at the closing of the Transactions, but subject to the satisfaction or waiver of such conditions as of the closing of the Transactions or (ii) will be satisfied by the Closing);

2.3.5            the Domestication shall have been completed and effective in all respects.

2.4            Subscriber’s obligation to effect the Closing shall be subject to the satisfaction on the Closing Date, or to the extent permitted by applicable law, the written waiver by Subscriber, of each of the following conditions:

2.4.1            no suspension of the listing or qualification for offering or sale or trading on the Nasdaq Global Market (“Nasdaq”), of the Common Shares, and to the Issuer’s knowledge, no initiation nor threatening of any proceedings for any of such purposes, shall have occurred and be continuing, and the Acquired Shares shall have been approved for listing, subject to official notice of issuance, on Nasdaq;

2.4.2            all representations and warranties of the Issuer contained in this Subscription Agreement shall be true and correct in all material respects at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects as of such date), in each case except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

2.4.3            the Issuer shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance, satisfaction or compliance would not or would not reasonably be expected to prevent, materially delay or materially impair the ability of the Issuer to consummate the Closing;

2.4.4            no governmental authority of competent jurisdiction with respect to the sale of the Acquired Shares shall have issued, enforced or entered any judgment or order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the Subscription illegal or otherwise preventing or prohibiting consummation of the Subscription;

2.4.5            without limiting Section 2.4.6, all conditions precedent to the closing of the Transactions as set forth in the Merger Agreement shall have been satisfied or waived (as determined in good faith by the parties to the Merger Agreement and other than those conditions that (i) may only be satisfied at the closing of the Transactions, but subject to the satisfaction or waiver of such conditions as of the closing of the Transactions or (ii) will be satisfied by the Closing); and

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2.4.6            except to the extent consented to in writing by Subscriber, the Merger Agreement (as filed with the Securities and Exchange Commission (the “Commission”) on or shortly after the date hereof) shall not have been amended, modified, supplemented or waived in a manner that would reasonably be expected to materially and adversely affect the economic benefits that Subscriber (in its capacity as such) would reasonably expect to receive under this Subscription Agreement.

2.5            Prior to or at the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Subscription as contemplated by this Subscription Agreement.

2.6            In the event that the closing of the Transactions does not occur within three business days of the Scheduled Closing Date specified in the Closing Notice, unless otherwise agreed by the Issuer and Subscriber, the Issuer shall instruct the Escrow Agent to promptly (but not later than five (5) business days after the Scheduled Closing Date specified in the Closing Notice) return the funds delivered by Subscriber for payment of the Acquired Shares by wire transfer in immediately available funds to the account specified in writing by Subscriber, and any book entries representing the Acquired Shares shall be deemed cancelled. Notwithstanding such cancellation, failure to close on the Closing Date specified in the Closing Notice shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be satisfied or waived, unless and until this Subscription Agreement is terminated in accordance with Section 7 herein, Subscriber shall remain obligated (i) to redeliver funds to the Issuer following the Issuer’s delivery to Subscriber of a new Closing Notice with a new Closing Date in accordance with the terms and conditions of this Section 2 and (ii) upon satisfaction or waiver of the conditions set forth in this Section 2 to consummate the Closing immediately prior to or substantially concurrently with the consummation of the Transactions. For the avoidance of doubt, if any termination hereof occurs after the delivery by Subscriber of the Purchase Price for the Acquired Shares, the Issuer shall promptly (and no later than three business days after such termination) return the Purchase Price to Subscriber by wire transfer of U.S. dollars in immediately available funds to the account specified by Subscriber without any deduction for or on account of any tax, withholding, charges or set-off.

3.Issuer Representations, Warranties and Covenants. The Issuer represents and warrants as of the date hereof and covenant on the Closing Date, that:

3.1            As of the date hereof, the Issuer is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. As of the Closing Date, following the Domestication, the Issuer will be duly incorporated, validly existing as a corporation and in good standing under the laws of the State of Delaware. The Issuer has, and will have following the Domestication, the requisite power and authority to own, lease and operate its properties and conduct its business as presently conducted and as shall be conducted following the Domestication and to enter into, deliver and perform its obligations under this Subscription Agreement.

3.2            As of the Closing Date, the Acquired Shares will have been duly authorized and, when issued and delivered to Subscriber against full payment for the Acquired Shares in accordance with the terms of this Subscription Agreement, the Acquired Shares will be validly issued, fully paid and non-assessable, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws and the lock-up restrictions set forth herein) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s certificate of incorporation and bylaws (as in effect at such time of issuance) or under the laws of the State of Delaware.

3.3            This Subscription Agreement and the Merger Agreement (collectively, the “Transaction Documents”) have been duly authorized, executed and delivered by the Issuer and, assuming that the Transaction Documents have been duly authorized, executed and delivered by the other parties thereto, constitute the valid and legally binding obligation of the Issuer, enforceable against the Issuer in accordance with their respective terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

3.4            Assuming the accuracy of Subscriber’s representations and warranties in Section 4, the execution and delivery by the Issuer of the Transaction Documents, and the performance by the Issuer of their obligations under the Transaction Documents, including the issuance and sale of the Acquired Shares and the consummation of the other transactions contemplated herein and therein, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer is a party or by which the Issuer is bound or to which any of the property or assets of the Issuer is subject, which

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would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, properties, financial condition, shareholders’ equity or results of operations of the Issuer (a “Material Adverse Effect”) or materially affect the validity of the Acquired Shares or the legal authority of the Issuer to comply in all material respects with the terms of this Subscription Agreement; (ii) the organizational documents of the Issuer; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or materially affect the validity of the Acquired Shares or the legal authority of the Issuer to comply in all material respects with the terms of this Subscription Agreement.

3.5            There are no securities or instruments issued by or to which the Issuer is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Acquired Shares that have not been or will not be validly waived on or prior to the Closing Date.

3.6            Assuming the accuracy of Subscriber’s representations and warranties in Section 4, the execution, delivery and performance of this Subscription Agreement and the consummation by the Issuer of the transactions that are the subject of this Subscription Agreement (including the issuance and sale of the Acquired Shares) will not result in a default or violation (including any event which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the organizational documents of the Issuer, (ii) any loan or credit agreement, guarantee, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Issuer is now a party or by which the Issuer’s properties or assets are bound, or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties, except, in the case of clauses (ii) and (iii), for defaults or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.7            Assuming the accuracy of Subscriber’s representations and warranties in Section 4, the Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization, or other person in connection with the execution, delivery and performance by the Issuer of this Subscription Agreement (including, without limitation, the issuance of the Acquired Shares), other than: (i) the filing with the Commission of the Registration Statement (as defined below); (ii) the filings required by applicable state or federal securities laws; (iii) the filings required in accordance with Section 8.13, (iv) those required by Nasdaq, including with respect to obtaining shareholder approval; (v) any filing, the failure of which to obtain would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or have a material adverse effect of the Issuer’s ability to consummate the transactions contemplated hereby, including the sale and issuance of the Acquired Shares; and (vi) as set forth in the Merger Agreement.

3.8          As of the date hereof, the authorized share capital of the Issuer consists of (i) 1,000,000 preference shares, par value $0.0001 per share (the “SPAC Preference Shares”), (ii) 200,000,000 Class A ordinary shares, par value $0.0001 per share (the “SPAC Class A Shares”) and (iii) 20,000,000 Class B ordinary shares, par value $0.0001 per share (the “SPAC Class B Shares”). As of the date hereof and as of immediately prior to the Domestication (A) no SPAC Preference Shares are or will be issued and outstanding, (B) 24,060,000 SPAC Class A Shares are and will be issued and outstanding, (C) 8,050,000 SPAC Class B Shares are and will be issued and outstanding, and (D) 10,000,000 warrants (the “SPAC Warrants”), each evidencing the right to purchase one SPAC Class A Share at an exercise price of $11.50 per SPAC Class A Share, are and will be outstanding. All (i) issued and outstanding SPAC Class A Shares and SPAC Class B Shares have been duly authorized and validly issued, are fully paid and are non-assessable and are not subject to preemptive rights and (ii) outstanding warrants have been duly authorized and validly issued, are fully paid and are not subject to preemptive rights. Except as set forth above and pursuant to the Merger Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from SPAC any SPAC Class A Shares, SPAC Class B Shares, or other equity interests in SPAC, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, SPAC has no direct subsidiaries (other than the Issuer) and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which SPAC is a party or by which it is bound relating to the voting of any securities of SPAC, other than (A) as set forth in the SEC Documents (as defined below) and (B) as contemplated by the Merger Agreement.

3.9            Immediately following the Domestication, the authorized share capital of the Issuer will consist of (i) 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”) and (ii) 220,000,000 Common Shares. As of immediately following the Domestication: (A) no shares of Preferred Stock will be issued and outstanding, (B) Common Shares will be issued and outstanding, and (C) 0 warrants, each evidencing the right to purchase one Common Share at an exercise price of $11.50 per Common Share, will be outstanding. All (i) issued and outstanding Common Shares will have been duly authorized and validly issued, fully

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paid and are non-assessable and are not subject to preemptive rights, and (ii) outstanding warrants will have been duly authorized and validly issued, fully paid and will not be subject to preemptive rights. Except as set forth above and pursuant to the Merger Agreement, there will be no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Issuer any Common Shares or other equity interests in the Issuer, or securities convertible into or exchangeable or exercisable for such equity interests. As of immediately prior to the Domestication, the Issuer will have no direct subsidiaries (other than Merger Sub) and will not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There will be no shareholder agreements, voting trusts or other agreements or understandings to which the Issuer is a party or by which it is bound relating to the voting of any securities of the Issuer, other than (A) as set forth in the SEC Documents (as defined below) and (B) as contemplated by the Merger Agreement.

3.10          The Issuer is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect. The Issuer has not received any written communication from a governmental entity that alleges that the Issuer is not in compliance with or are in default or violation of any applicable law, except where such non- compliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.11          The issued and outstanding SPAC Class A Shares are (and following the Domestication, the Common Shares will be) registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are listed for trading on Nasdaq. There is no suit, action, proceeding or investigation pending or, to the knowledge of the Issuer, threatened against the Issuer by Nasdaq or the Commission with respect to any intention by such entity to deregister the SPAC Class A Shares or prohibit or terminate the listing of the SPAC Class A Shares or Common Shares on Nasdaq. Except in the connection with the Transactions, the Issuer has taken no action that is designed to terminate the registration of the SPAC Class A Shares under the Exchange Act or the listing of the SPAC Class A Shares on Nasdaq.

3.12          Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4, no registration under the Securities Act of 1933, as amended (the “Securities Act”) is required for the offer and sale of the Acquired Shares by the Issuer to Subscriber in the manner contemplated by this Subscription Agreement, and the Acquired Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

3.13          Neither the Issuer nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) in connection with any offer or sale of the Acquired Shares.

3.14          The Issuer has made available to Subscriber (including via the Commission’s EDGAR system) a copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other document, if any, filed by the Issuer with the Commission since its initial registration of the SPAC Class A Shares (the “SEC Documents”), which SEC Documents, as of their respective filing dates, complied in all material respects with the requirements of the Exchange Act and Securities Act applicable to the SEC Documents and the rules and regulations of the Commission promulgated thereunder applicable to the SEC Documents. None of the SEC Documents filed under the Exchange Act (except to the extent that information contained in any SEC Document has been superseded by a later timely filed SEC Document) contained, when filed, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, in the case of any SEC Document that is a registration statement, or included, when filed, any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in the case of all other SEC Documents; provided, that, with respect to the Transactions or any other information relating to the Transactions or to Target or any of its affiliates that is included the proxy statement/prospectus to be filed by the Issuer in connection with the Transactions, any SEC Document or exhibit thereto filed by the Issuer, the representation and warranty in this sentence is made to the Issuer’s knowledge. SPAC has timely filed each SEC Document that the Issuer was required to file with the Commission since its inception. There are no material outstanding or unresolved comments in comment letters from the staff of the Commission with respect to any of the SEC Documents.

3.15          Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) action, suit, claim or other proceeding pending, or, to the knowledge of the Issuer, threatened against the Issuer or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Issuer.

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3.16          No broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Acquired Shares to Subscriber.

3.17          The Issuer is not, and immediately after receipt of payment for the Acquired Shares will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

3.18          None of the Issuer, its subsidiaries or any of its affiliates, nor any person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Acquired Shares under the Securities Act, whether through integration with prior offerings pursuant to Rule 502(a) of the Securities Act or otherwise.

3.19          The Issuer will not directly or indirectly use the proceeds of the sale of the Acquired Shares, or lend, contribute or otherwise make available such proceeds to a subsidiary, joint venture partner or other person or entity, (i) to fund a person or entity named on the List of Specially Designated Nationals and Blocked Persons, the Executive Order 13599 List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identification List, each of which is administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) (collectively “OFAC Lists”), (ii) owned or controlled by, or acting on behalf of, a person, that is named on an OFAC List, (iii) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) that is a Designated National (as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515) or (v) that is a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank.

4.Subscriber Representations and Warranties. Subscriber represents and warrants as of the date hereof and covenants that on the Closing Date, that:

4.1            Subscriber has been duly formed or incorporated and is validly existing in good standing (to the extent the concept of good standing is applicable in such jurisdiction) under the laws of its jurisdiction of incorporation or formation, with the requisite entity power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

4.2            This Subscription Agreement has been duly authorized, executed and delivered by Subscriber. Assuming the due authorization, execution and delivery of the same by the Issuer, this Subscription Agreement constitutes the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

4.3            The execution and delivery by Subscriber of this Subscription Agreement, and the performance by Subscriber of its obligations under this Subscription Agreement, including the purchase of the Acquired Shares and the consummation of the other transactions contemplated herein, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject, which would reasonably be expected to have a material adverse effect on the business, properties, financial condition, shareholders’ equity or results of operations of Subscriber, taken as a whole (a “Subscriber Material Adverse Effect”), or materially affect the legal authority of Subscriber to comply in all material respects with the terms of this Subscription Agreement; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of Subscriber’s properties that would reasonably be expected to have a Subscriber Material Adverse Effect or materially affect the legal authority of Subscriber to comply in all material respects with this Subscription Agreement.

4.4            Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Acquired Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Acquired Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” or an “accredited investor” (each as defined above) and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein

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on behalf of each owner of each such account and (iii) is not acquiring the Acquired Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. Subscriber has completed Schedule A following the signature page hereto and the information contained therein is accurate and complete in all material respects. Subscriber is not an entity formed for the specific purpose of acquiring the Acquired Shares, unless Subscriber is a newly formed entity in which all of the equity owners are accredited investors, and is an “institutional account” as defined by FINRA Rule 4512(c). Accordingly, Subscriber is aware that this offering of the Acquired Shares meets the exemptions from filing under FINRA Rule 5123(b)(1)(A), (C) or (J).

4.5            Subscriber understands that the Acquired Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Acquired Shares have not been registered under the Securities Act. Subscriber understands that the Acquired Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except: (i) to the Issuer or a subsidiary thereof; (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act; (iii) pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”), provided that all of the applicable conditions thereof have been met; or (iv) pursuant to another applicable exemption from the registration requirements of the Securities Act, including pursuant to a private sale effected under Section 4(a)(7) of the Securities Act or applicable formal or informal Commission interpretation or guidance, such as a so-called “4(a)(1) and a half” sale, and that any book-entry records representing the Acquired Shares shall contain a legend to such effect. Subscriber acknowledges that the Acquired Shares will not be eligible for resale pursuant to Rule 144A under the Securities Act. Subscriber understands and agrees that the Acquired Shares will be subject to the foregoing transfer restrictions and, as a result of these transfer restrictions, Subscriber may not be able to readily resell the Acquired Shares and may be required to bear the financial risk of an investment in the Acquired Shares for an indefinite period of time. Subscriber acknowledges and agrees that the Acquired Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 until at least one year from the filing of certain required information with the Commission after the Closing Date. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Acquired Shares.

4.6            Subscriber understands and agrees that Subscriber is purchasing the Acquired Shares directly from the Issuer. Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to Subscriber by the Issuer or any of its control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transactions or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Subscription Agreement. Subscriber acknowledges that certain information provided by the Issuer was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections.

4.7            Subscriber’s acquisition and holding of the Acquired Shares will not constitute or result in a non-exempt prohibited transaction under section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law.

4.8            In making its decision to subscribe for and purchase the Acquired Shares, Subscriber represents that it has relied solely upon its own independent investigation and the Issuer’s representations and warranties in Section 3. Subscriber acknowledges and agrees that Subscriber has received and has had the opportunity to review such information as Subscriber deems necessary in order to make an investment decision with respect to the Acquired Shares, including with respect to the Issuer, Target, and the Transactions. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have (i) had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Acquired Shares, (ii) conducted and completed its own independent due diligence with respect to the Transactions, and (iii) has reviewed the SEC Documents and the Merger Agreement. Except for the representations, warranties and agreements of the Issuer expressly set forth in this Subscription Agreement, Subscriber is relying exclusively on its own sources of information, investment analysis and due diligence (including professional advice it deems appropriate) with respect to the Transactions, the Acquired Shares and the business, condition (financial and otherwise), management, operations, properties and prospects of the Issuer including, but not limited to, all business, legal, regulatory, accounting, credit and tax matters.

4.9            Subscriber became aware of this offering of the Acquired Shares solely by means of direct contact between Subscriber and the Issuer Target or a representative of the Issuer and the Acquired Shares were offered to Subscriber solely by direct contact between Subscriber and the Issuer or Target or a representative of the Issuer. Subscriber did not become aware of this offering of the

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Acquired Shares, nor were the Acquired Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Issuer represents and warrants that the Acquired Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

4.10          Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Acquired Shares, including those set forth in the SEC Documents. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Acquired Shares, and Subscriber has sought such accounting, legal and tax advice as Subscriber has considered necessary to make an informed investment decision. Accordingly, Subscriber acknowledges that the offering of the Acquired Shares meets the institutional account exemptions from filing under FINRA Rule 2111(b).

4.11          Subscriber acknowledges and agrees that neither the Issuer nor any of its respective affiliates (nor any officer, director, employee or representative of any of the Issuer or its respective affiliates) has provided Subscriber with any information or advice with respect to the Acquired Shares, nor is such information or advice necessary or desired. Subscriber acknowledges that neither the Issuer, its affiliates, nor any of its officers, directors, employees, representatives or controlling persons have (i) made any representation as to the Issuer or the quality of the Acquired Shares, and the Placement Agent may have acquired non-public information with respect to the Issuer which Subscriber agrees, subject to applicable law, need not be provided to it; (ii) made an independent investigation with respect to the Issuer or the Acquired Shares or the accuracy, completeness or adequacy of any information supplied to Subscriber by the Issuer; (iii) acted as Subscriber’s financial advisor or fiduciary in connection with the issuance and purchase of the Acquired Shares; or (iv) prepared a disclosure or offering document in connection with the offer and sale of the Acquired Shares.

4.12          Subscriber acknowledges and agrees that neither the Issuer, any affiliate of the Issuer, nor any of its officers, directors, employees, representatives or controlling persons will have any liability to Subscriber in connection with Subscriber’s purchase of the Acquired Shares. Without limitation of the foregoing, Subscriber hereby further acknowledges and agrees that the Issuer will have no responsibility with respect to (A) any representations, warranties or agreements made by any person or entity under or in connection with the transactions contemplated hereby or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) of any thereof, or (B) the financial condition, business, or any other matter concerning the Issuer or the transactions contemplated hereby.

4.13          Subscriber represents and acknowledges that Subscriber, alone or together with any professional advisor(s), has analyzed and considered the risks of an investment in the Acquired Shares and determined that the Acquired Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Issuer. Subscriber acknowledges specifically that a possibility of total loss exists.

4.14          Subscriber understands that no federal or state agency has passed upon or endorsed the merits of the offering of the Acquired Shares or made any findings or determination as to the fairness of an investment in the Acquired Shares.

4.15          Subscriber is not (i) a person or entity named on the OFAC Lists, (ii) owned or controlled by, or acting on behalf of, a person, that is named on an OFAC List, (iii) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, or any other country or territory embargoed or subject to substantial trade, economic and financial restrictions by the United States (including without limitation the U.S. Department of the Treasury, Office of Foreign Assets Control, the U.S. Department of State, and the U.S. Department of Commerce), the European Union and enforced by its member states, the United Nations and the United Kingdom, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC Lists. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Acquired Shares were legally derived and any returns from Subscriber’s investment will not be used to finance any illegal activities.

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4.16          Subscriber is not owned or controlled by or acting on behalf of (in connection with this Transaction), a person or entity resident in, or whose funds used to purchase the Subscribed Shares are transferred from or through, a country, territory or entity that (i) has been designated as non-cooperative with international anti-money laundering or counter terrorist financing principles or procedures by the United States or by an intergovernmental group or organization, such as the Financial Action Task Force, of which the United States is a member; (ii) is the subject of an advisory issued by the Financial Crimes Enforcement Network of the U.S. Department of the Treasury; or (iii) has been designated by the Secretary of the Treasury under Section 311 of the USA PATRIOT Act as warranting special measures due to money laundering concerns (any such country or territory, a “Non-cooperative Jurisdiction”), or an entity or individual that resides or has a place of business in, or is organized under the laws of, a Non-cooperative Jurisdiction.

4.17          Subscriber does not have, as of the date hereof, and during the 30-day period immediately prior to the date hereof such Subscriber has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or Short Sale positions with respect to the securities of the Issuer. Notwithstanding the foregoing, in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Acquired Shares covered by this Agreement.

4.18          Subscriber is not currently (and at all times through the Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

4.19          If Subscriber is or is acting on behalf of (i) an employee benefit plan that is subject to Title I of ERISA, (ii) a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code, (iii) an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement described in clauses (i) and (ii) (each, an “ERISA Plan”), or (iv) an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing clauses (i), (ii) or (iii) but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws,” and together with the ERISA Plans, the “Plans”) Subscriber represents and warrants that (i) neither the Issuer, nor any of its respective affiliates (the “Transaction Parties”) has provided investment advice or has otherwise acted as a Plan’s fiduciary, with respect to its decision to acquire and hold the Acquired Shares, and none of the Transaction Parties is or shall at any time be a Plan’s fiduciary with respect to any decision to acquire and hold the Acquired Shares, and none of the Transaction Parties is or shall at any time be a Plan’s fiduciary with respect to any decision in connection with Subscriber’s investment in the Acquired Shares; and (ii) its purchase of the Acquired Shares will not result in a non-exempt prohibited transaction under section 406 of ERISA or section 4975 of the Code, or any applicable Similar Law.

4.20          At the Purchase Price Payment Date, Subscriber will have sufficient funds to pay the Purchase Price pursuant to Section 2.2.1.

4.21          Subscriber agrees that no party to the Merger Agreement, including any such party’s representatives, affiliates or any of its or their control persons, officers, directors or employees, that is not a party hereto, shall be liable to Subscriber pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Acquired Shares.

4.22          Subscriber understands that the foregoing representations and warranties shall be deemed material to and have been relied upon by the Issuer.

5.Registration Rights.

5.1            The Issuer agrees that, as soon as practicable (but in any case within 60 calendar days after the consummation of the Transactions (the “Filing Date”)), the Issuer shall file with the Commission (at the Issuer’s sole cost and expense) a registration statement (the “Registration Statement”), registering the resale of the Acquired Shares (which may be a “shelf” registration statement), which Registration Statement may include shares of the Issuer’s common stock issuable upon exercise of outstanding warrants or

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those held by Innovative International Sponsor I LLC, a Delaware limited liability company (the “Sponsor”), and the Issuer shall use its commercially reasonable efforts to have the Registration Statement, or another shelf registration statement that includes Acquired Shares to be declared effective as soon as practicable after the filing thereof. Pubco agrees to cause such Registration Statement, or another shelf registration statement that includes the Purchased Shares to be sold pursuant to this Subscription Agreement, to remain effective until the earliest of (i) the second anniversary of the Closing, (ii) the date on which the Investor ceases to hold any Registrable Securities covered by such Registration Statement, or (iii) on the first date on which the Investor is able to sell all of its Registrable Securities issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 promulgated under the Securities Act (“Rule 144”) without limitation as to the manner of sale or the amount of such securities that may be sold.); provided, however, that the Issuer’s obligations to include the Acquired Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Issuer such information regarding Subscriber, the securities of the Issuer held by Subscriber, and the intended method of disposition of the Acquired Shares as shall be reasonably requested by the Issuer to effect the registration of the Acquired Shares (including but not limited to Subscriber’s beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act), and Subscriber shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Issuer shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement during any customary blackout or similar period or as permitted hereunder; provided, that, Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Acquired Shares (other than any such restrictions that may exist hereunder). Notwithstanding the foregoing, if the Commission prevents the Issuer from including any or all of the shares proposed to be registered under the Registration Statement for the resale of the Acquired Shares or other shares included in the Registration Statement by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Acquired Shares which is equal to the maximum number of Acquired Shares as is permitted by the Commission. In such event, the number of Common Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders. Upon notification by the Commission that the Registration Statement has been declared effective by the Commission, within five business days thereafter, the Issuer shall file the final prospectus under Rule 424 of the Securities Act. The Issuer will provide a draft of the Registration Statement to Subscriber for review (but not comment) reasonably in advance of filing the Registration Statement; provided, that, for the avoidance of doubt, in no event shall the Issuer be required to delay or postpone the filing of such Registration Statement as a result of or in connection with Subscriber’s review. In no event shall Subscriber be identified as a statutory underwriter in the Registration Statement unless requested by the Commission; provided, that if the Commission requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have an opportunity to withdraw from the Registration Statement. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Acquired Shares. For purposes of clarification, any failure by the Issuer to file the Registration Statement by the Filing Date or to effect such Registration Statement by the Effective Date shall not otherwise relieve the Issuer of its obligations to file the Registration Statement or effect the registration of the Acquired Shares set forth in this Section 5. For purposes of this Section 5, “Acquired Shares” shall include any equity security of the Issuer issued or issuable with respect to the Acquired Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise.

5.2            In the case of the registration effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request, inform Subscriber as to the status of such registration. At its expense the Issuer shall:

5.2.1            except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws that the Issuer determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earliest of the following to occur: (i) Subscriber ceases to hold any Acquired Shares, (ii) the date all Acquired Shares held by Subscriber may be sold under Rule 144 within 90 calendar days, without limitation as to any public information, volume and manner of sale restrictions and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) or Rule 144(i)(2), and (iii) the date that is two years from the Effective Date of the Registration Statement.

5.2.2            advise Subscriber within three business days:

(a)      when a Registration Statement or any amendment thereto has been filed with the Commission and when becomes effective;

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(b)      of any request by the Commission for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information;

(c)       of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(d)       of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Acquired Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(e)       in accordance with Section 5.3 of this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, any Registration Statement does not contain an untrue statement of a material fact or does not omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any prospectus does not include an untrue statement of a material fact or does not omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to Subscriber of the occurrence of the events listed in Section 5.2.2(a) through Section 5.2.2(e) above constitutes material, nonpublic information regarding the Issuer;

5.2.3            use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

5.2.4            upon the occurrence of any event contemplated in Section 5.2.2(e), except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Acquired Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

5.2.5           use its commercially reasonable efforts to cause all Acquired Shares to be listed on each securities exchange or market, if any, on which the SPAC Class A Shares issued by the Issuer have been listed;

5.2.6            use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Acquired Shares contemplated hereby and, for so long as Subscriber holds Acquired Shares, to enable Subscriber to sell the Acquired Shares under Rule 144; and

5.2.7            subject to receipt from Subscriber by the Issuer and its transfer agent of customary representations and other documentation reasonably acceptable to the Issuer and the transfer agent in connection therewith, including, if required by the transfer agent, an opinion of the Issuer’s counsel, in a form reasonably acceptable to the transfer agent, to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, upon Subscriber’s request, the Issuer will reasonably cooperate with the Issuer’s transfer agent, such that any remaining restrictive legend set forth on such Acquired Shares will be removed from the book entry position evidencing its Acquired Shares following the earliest of such time as such Acquired Shares hereunder are either eligible to be sold (i) pursuant to an effective registration statement or (ii) without restriction under, and without the requirement for the Issuer to be in compliance with the current public information requirements of, Rule 144 under the Securities Act. The Issuer shall be responsible for the fees of its transfer agent, its legal counsel and all Depository Trust Company fees associated with such issuance.

5.3            Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall be entitled to delay or postpone the filing or effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness or use thereof, if it determines, upon the advice of outside legal counsel, that the negotiation or consummation of a transaction by the Issuer or its subsidiaries is pending or an event has occurred, which negotiation,

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consummation or event, the Issuer reasonably believes would require additional disclosure by the Issuer in the Registration Statement of material information that the Issuer has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Issuer, upon advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”). Upon receipt of any written notice from the Issuer of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or any related prospectus includes any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Acquired Shares under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Issuer unless otherwise required by law or subpoena. Notwithstanding anything to the contrary, the Issuer shall use its commercially reasonable efforts to cause its transfer agent to deliver unlegended shares to a transferee of Subscriber in connection with any sale of Acquired Shares with respect to which Subscriber has entered into a contract for sale, prior to Subscriber’s receipt of the notice of a Suspension Event and which has not yet settled. If so directed by the Issuer, Subscriber will deliver to the Issuer or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Acquired Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Acquired Shares shall not apply (A) to the extent Subscriber is required to retain a copy of such prospectus (x) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (y) in accordance with a bona fide pre-existing document retention policy or (B) to copies stored electronically on archival servers as a result of automatic data back-up. In addition, Subscriber agrees that any sales under the Registration Statement will be suspended from the time that the Issuer files its first annual report on Form 10-K with the Commission after the Effective Date until such time as the Commission declares any applicable post-effective amendment to the Registration Statement effective. The Issuer shall use its commercially reasonable efforts to limit such period of suspension and shall notify Subscriber when sales can recommence under the Registration Statement within two business days of the Effective Date. For the avoidance of doubt, such suspension shall not constitute a Suspension Event or be subject to any of the provisions relating thereto in this Section 5.3 (other than with respect to notification of the occurrence of such suspension).

5.4            Subscriber may deliver written notice (an “Opt-Out Notice”) to the Issuer requesting that Subscriber not receive notices from the Issuer otherwise required by this Section 5; provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) the Issuer shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use of an effective Registration Statement, Subscriber will notify the Issuer in writing at least two business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 5.4) and the related suspension period remains in effect, the Issuer will so notify Subscriber, within one business day of Subscriber’s notification to the Issuer, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event or other event immediately upon its availability.

5.5            The Issuer shall, indemnify, defend and hold harmless Subscriber (to the extent a seller under the Registration Statement), its directors, officers, agents, trustees, affiliates, advisers and employees and each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the fullest extent permitted by applicable law, from and against any and all out-of-pocket losses, claims, damages, liabilities, costs (including reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement or in any amendment or supplement thereto, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any untrue or alleged untrue statement of a material fact included in any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (iii) any violation or alleged violation by the Issuer of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder in connection with the performance of its obligations under this Section 5, except to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Issuer by Subscriber expressly for use therein or Subscriber has omitted a material fact from such information; provided, however, that the indemnification

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contained in this Section 5 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Issuer (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Issuer be liable for any Losses to the extent they arise out of or are based upon a violation that occurs (A) in reliance upon and in conformity with written information furnished by Subscriber, (B) in connection with any failure of such person to deliver or cause to be delivered a prospectus made available by the Issuer in a timely manner or (C) in connection with any offers or sales effected by or on behalf of Subscriber in violation of Section 5.3 hereof. The Issuer shall notify Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 5 of which the Issuer receives notice in writing.

5.6            Subscriber shall indemnify and hold harmless the Issuer, its directors, officers, agents and employees, and each person who controls the Issuer (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against all Losses, as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in any Registration Statement or in any amendment or supplement thereto or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any untrue or alleged untrue statement of a material fact included in any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading but only to the extent that such untrue or alleged untrue statements or omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Issuer by Subscriber expressly for use therein or a material fact that Subscriber has omitted from such information; provided, however, that the indemnification contained in this Section 5.6 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of Subscriber (which consent shall not be unreasonably withheld, conditioned or delayed). In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Acquired Shares giving rise to such indemnification obligation. Subscriber shall notify the Issuer promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 5.6 of which Subscriber is aware.

5.7            Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless, in such indemnified party’s reasonable judgment, a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement that cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

5.8            The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person or entity of such indemnified party and shall survive the transfer of the Acquired Shares purchased pursuant to this Subscription Agreement solely with respect to Losses that occur or arise out of indemnifiable acts or omissions during the time that the Subscriber owns the Acquired Shares.

5.9            In the event Subscriber becomes a party to the Amended and Restated Registration Rights Agreement entered into by certain shareholders of the Issuer in connection with the Merger Closing (the “Registration Rights Agreement”), this Section 5 shall not apply and not be effective with respect to such Subscriber. For the avoidance of doubt, the Issuer acknowledges and agrees that Subscriber is not party to the Registration Rights Agreement.

6.Transfer Restrictions.

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6.1            The Subscriber shall not Transfer (as defined below) any Acquired Shares until the earlier of (i) six months after the completion of the Issuer’s initial business combination or (ii) subsequent to the Issuer’s initial business combination, (x) if the last sale price of the Common Shares equals or exceeds $12.00 per Common Share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial Business Combination or (y) the date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Common Shares for cash, securities or other property.

6.2            Notwithstanding the provisions set forth in Section 6.1, Transfers of the Acquired Shares that are held by the Subscriber or any of its permitted transferees (that have complied with this Section 6.2), are permitted (i) to the Issuer’s officers or directors, any affiliates or family members of any of the Issuer’s officers or directors, any members of the Sponsor, or any affiliates of the Sponsor; (ii) in the case of an individual, transfers by gift to a member of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (iii) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, transfers pursuant to a qualified domestic relations order; (v) transfers by private sales or transfers made in connection with the consummation of a business combination at prices no greater than the price at which the securities were originally purchased; (vi) transfers in the event of the Issuer’s liquidation prior to the completion of an initial business combination; and (vii) transfers by virtue of the laws of the State of Delaware or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor; provided, however, that in the case of clauses (i) through (v) or (vii), these permitted transferees must enter into a written agreement agreeing to be bound by the restrictions herein. As used in this Agreement, “Transfer” shall mean the (x) sale of, offer to sell, contract or agreement to sell, hypothecation, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position (within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder) with respect to, any of the Securities; (y) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Securities, whether any such transaction is to be settled by delivery of such Securities, in cash or otherwise, or (z) public announcement of any intention to effect any transaction specified in clause (x) or (y).

7.Termination. This Subscription Agreement shall terminate and be void and of no further force and effect (except for those provisions expressly contemplated to survive termination of this Subscription Agreement in accordance with Section 9.4), and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof (except for those provisions expressly contemplated to survive termination of this Subscription Agreement in accordance with Section 9.4), upon the earliest to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms without being consummated, (ii) upon the mutual written agreement of each of the parties hereto and Target to terminate this Subscription Agreement, and (iii) if any of the conditions of Closing set forth in Section 2 are not satisfied on or prior to the earlier of the Closing Date and the Outside Date (as filed with the Commission on or shortly after the date hereof) and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated at the Closing; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination or common law intentional fraud in the making of any representation or warranty hereunder, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach or fraud. The Issuer shall promptly notify Subscriber of the termination of the Merger Agreement promptly after the termination of such agreement, and shall instruct the Escrow Agent to promptly return any monies paid by the Subscriber to the Escrow Account in connection herewith to the Subscriber.

8.Trust Account Waiver. Subscriber acknowledges that the Issuer is a blank check company with the powers and privileges to effect a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving the Issuer and one or more businesses or assets. Subscriber further acknowledges that, as described in the Issuer’s prospectus relating to its initial public offering dated October 26, 2021 (the “Prospectus”), available at www.sec.gov, substantially all of the Issuer’s assets consist of the cash proceeds of the Issuer’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of the Issuer, its public shareholders and the underwriters of the Issuer’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Issuer to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of the Issuer entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, Subscriber, on behalf of itself and its affiliates, hereby irrevocably waives

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any and all right, title and interest, or any claim of any kind they have or may have in the future arising out of this Subscription Agreement, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby, or the Acquired Shares, regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability; provided, however, that nothing in this Section 8 shall (i) serve to limit or prohibit Subscriber’s right to pursue a claim against the Issuer for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief, (ii) serve to limit or prohibit any claims that Subscriber may have in the future against the Issuer’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) or (iii) be deemed to limit any Subscriber’s right, title, interest or claim to the Trust Account by virtue of such Subscriber’s record or beneficial ownership of SPAC Class A Shares acquired by any means other than pursuant to this Subscription Agreement, including, but not limited to, any redemption right with respect to any such securities of the Issuer.

9.Miscellaneous.

9.1            Each party hereto acknowledges that the other party hereto and the Target will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement; provided, however, that this Section 9.1 shall not give any such party any rights other than those expressly set forth herein. Prior to the Closing, each party hereto agrees to promptly notify the other party hereto if any of the acknowledgments, understandings, agreements, representations and warranties made by such party as set forth herein are no longer accurate in all material respects. Subscriber further acknowledges and agrees that each purchase by Subscriber of Acquired Shares from the Issuer will constitute a reaffirmation to the Issuer of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by Subscriber as of the time of such purchase.

9.2            Each of the Issuer, the Target and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby to the extent required by law or by regulatory bodies.

9.3            Notwithstanding anything to the contrary in this Subscription Agreement, prior to the Closing, Subscriber may not transfer or assign all or a portion of its rights under this Subscription Agreement, other than to one or more of its affiliates (including other investment funds or accounts managed or advised by Subscriber or the investment manager or advisor who acts on behalf of Subscriber or an affiliate thereof or by an affiliate of such investment manager or advisor) without the prior consent of the Issuer; provided that such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Subscription Agreement, makes the representations and warranties in Section 4 and completes Schedule A hereto. In the event of such a transfer or assignment, Subscriber shall complete the form of assignment attached as Schedule B hereto.

9.4            All the agreements, representations, warranties, and covenants made by each party hereto in this Subscription Agreement shall survive the Closing. All of the covenants and agreements made by each party in this Subscription Agreement shall survive the Closing until the applicable statute of limitations or in accordance with their respective terms.

9.5            The Issuer may request from Subscriber such additional information as the Issuer may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Acquired Shares and to register the resale of the Acquired Shares, and Subscriber shall provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided that the Issuer agrees to keep any such information provided by Subscriber confidential.

9.6            This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

9.7            Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their respective affiliates and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

F-16

9.8            If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

9.9            This Subscription Agreement may be executed in two or more counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.10          Each party shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

9.11          The parties hereto acknowledge and agree that (i) this Subscription Agreement is being entered into in order to induce the Issuer to execute and deliver the Merger Agreement and (ii) irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that Target shall be entitled to rely on the provisions of the Subscription Agreement of which Target is a third party beneficiary on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 9.11 is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate..

9.12          Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or telecopied, sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) upon receipt of an appropriate electronic answerback or confirmation when so delivered by telecopy (to such number specified below or another number or numbers as such person may subsequently designate by notice given hereunder), (iii) when sent, with no mail undeliverable or other rejection notice, if sent by email or (iv) five business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

F-17

if to Subscriber, to such address or addresses set forth on the signature page hereto;

if to the Issuer, to:

Innovative International Acquisition Corp.

24681 La Plaza Ste 300

Dana Point, CA 92629

Attention: [ ]

with required copies (which copies shall not constitute notice) to:

McDermott Will & Emery

One Vanderbilt Avenue

New York, NY 10017

Attention: Ari Edelman

Email: aedelman@mwe.com

9.13            This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of law thereof.

9.13.1          THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, THE SUPREME COURT OF THE STATE OF NEW YORK AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF NEW YORK, SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.12 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

9.13.2          EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.13.

F-18

9.14          The Issuer shall, by 9:00 a.m., New York City time, on the second business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and the Transactions. From and after the issuance of the Disclosure Document, to the Issuer’s knowledge, Subscriber shall not be in possession of any material, nonpublic information received from the Issuer or any of its officers, directors or employees. Notwithstanding anything in this Subscription Agreement to the contrary, the Issuer shall not publicly disclose the name of Subscriber or any of its affiliates, or include the name of Subscriber or any of its affiliates, without the prior written consent of Subscriber, (i) in any press release (ii) or in any filing with the Commission or any regulatory agency or trading market, except (A) as required by the federal securities law in connection with the Registration Statement, or (B) to the extent such disclosure is required by law, at the request of the staff of the Commission or regulatory agency or under the regulations of Nasdaq or by any other governmental authority, in which case the Issuer shall provide Subscriber with prior written notice of such disclosure permitted under the foregoing clause (ii).

9.15          This Subscription Agreement may not be amended, modified, supplemented or waived except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement or waiver is sought; provided that any rights (but not obligations) of a party under this Subscription Agreement may be waived, in whole or in part, by an instrument in writing, signed by the party against whom enforcement of such waiver is sought.

9.16          No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

9.17          The headings herein are for convenience only, do not constitute a part of this Subscription Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Subscription Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rules of strict construction will be applied against any party. Unless the context otherwise requires, (i) all references to Sections, Annexes or Exhibits are to Sections, Annexes or Exhibits contained in or attached to this Subscription Agreement, (ii) each accounting term not otherwise defined in this Subscription Agreement has the meaning assigned to it in accordance with GAAP, (iii) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (iv) the use of the word “including” in this Subscription Agreement shall be by way of example rather than limitation, and (v) the word “or” shall not be exclusive.

[Signature pages follow]

F-19

IN WITNESS WHEREOF, each of SPAC, the Issuer, and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first written above.

INNOVATIVE INTERNATIONAL ACQUISITION CORP.

By:	/s/Madan Menon
Name:	Madan Menon
Title:	Chief Operating Officer

ANANDA SMALL BUSINESS TRUST

By:	/s/Mohan Ananda
	Name:	Mohan Ananda
	Title:	Authorized Officer of the Trustee, LVN Enterprises, Inc.

F-20

SUBSCRIBER:

Name of Subscriber: ANANDA SMALL BUSINESS TRUST

Signature of Subscriber:

By:	/s/ Mohan Ananda
	Name:	Mohan Ananda
	Title:	Authorized Officer of the Trustee, LVN Enterprises, Inc.

Name in which securities are to be registered (if different):

Email Address:

Subscriber’s EIN (as applicable):

Address: Attn:

Telephone No.:

Facsimile No.:

Aggregate Number of Acquired Shares subscribed for: 1,000,000

Aggregate Purchase Price: USD $10,000,000.00

EIN Number (as applicable):

You must pay the Purchase Price by wire transfer of U.S. dollars in immediately available funds to the account specified by the Issuer in the Closing Notice.

F-21

Annex G

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

INNOVATIVE INTERNATIONAL ACQUISITION CORP.

(ADOPTED BY SPECIAL RESOLUTION DATED 21 OCTOBER 2021 AND EFFECTIVE ON 26 OCTOBER 2021)

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

INNOVATIVE INTERNATIONAL ACQUISITION CORP.

(ADOPTED BY SPECIAL RESOLUTION DATED 21 OCTOBER 2021 AND EFFECTIVE ON 26 OCTOBER 2021)

1	The name of the Company is Innovative International Acquisition Corp..
2	The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.
3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.
4	The liability of each Member is limited to the amount unpaid on such Member’s shares.
5	The share capital of the Company is US$22,100 divided into 200,000,000 Class A ordinary shares of a par value of US$0.0001 each, 20,000,000 Class B ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each.
6	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.
7	Capitalised terms that are not defined in this Amended and Restated Memorandum of Association bear the respective meanings given to them in the Amended and Restated Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

INNOVATIVE INTERNATIONAL ACQUISITION CORP.

(ADOPTED BY SPECIAL RESOLUTION DATED 21 OCTOBER 2021 AND EFFECTIVE ON 26 OCTOBER 2021)

1	Interpretation
1.1	In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Affiliate”

in respect of a person, means any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (a) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing and (b) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity.

“Applicable Law”

means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

“Articles”	means these amended and restated articles of association of the Company.

“Audit Committee”	means the audit committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“Business Combination”

means a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or entities (the “target business”), which Business Combination: (a) as long as the securities of the Company are listed on the Nasdaq Global Market must occur with one or more target businesses that together have an aggregate fair market value of at least 80 per cent of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the signing of the definitive agreement to enter into such Business Combination; and (b) must not be solely effectuated with another blank cheque company or a similar company with nominal operations.

“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.

“Clearing House”

means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Class A Share”	means a Class A ordinary share of a par value of US$0.0001 in the share capital of the Company.

“Class B Share”	means a Class B ordinary share of a par value of US$0.0001 in the share capital of the Company.

“Company”	means the above named company.

“Company’s Website”	means the website of the Company and/or its web-address or domain name (if any).

“Compensation Committee”	means the compensation committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Designated Stock Exchange”	means any United States national securities exchange on which the securities of the Company are listed for trading, including the Nasdaq Global Market.

“Directors”	means the directors for the time being of the Company.

“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.

“Electronic Communication”

means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Directors.

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands.

“Equity-linked Securities”

means any debt or equity securities that are convertible, exercisable or exchangeable for Class A Shares issued in a financing transaction in connection with a Business Combination, including but not limited to a private placement of equity or debt.

“Exchange Act”

means the United States Securities Exchange Act of 1934, as amended, or any similar U.S. federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Founders”	means all Members immediately prior to the consummation of the IPO.

“Independent Director”	has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.

“IPO”	means the Company’s initial public offering of securities.

“Member”	has the same meaning as in the Statute.

“Memorandum”	means the amended and restated memorandum of association of the Company.

“Nominating and Corporate Governance Committee”	means the nominating and corporate governance committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Officer”	means a person appointed to hold an office in the Company.

“Ordinary Resolution”

means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Over-Allotment Option”

means the option of the Underwriters to purchase up to an additional 15 per cent of the firm units (as described in the Articles) issued in the IPO at a price equal to US$10 per unit, less underwriting discounts and commissions.

“Preference Share”	means a preference share of a par value of US$0.0001 in the share capital of the Company.

“Public Share”	means a Class A Share issued as part of the units (as described in the Articles) issued in the IPO.

“Redemption Notice”	means a notice in a form approved by the Company by which a holder of Public Shares is entitled to require the Company to redeem its Public Shares, subject to any conditions contained therein.

“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.

“Registered Office”	means the registered office for the time being of the Company.

“Representative”	means a representative of the Underwriters.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Securities and Exchange Commission”	means the United States Securities and Exchange Commission.

“Share”	means a Class A Share, a Class B Share or a Preference Share and includes a fraction of a share in the Company.

“Special Resolution”	subject to Article 29.4, has the same meaning as in the Statute, and includes a unanimous written resolution.

“Sponsor”	means Innovative International Sponsor 1 LLC, a Delaware limited liability company, and its successors or assigns.

“Statute”	means the Companies Act (As Revised) of the Cayman Islands.

“Tax Filing Authorised Person”	means such person as any Director shall designate from time to time, acting severally.

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

“Trust Account”

means the trust account established by the Company upon the consummation of the IPO and into which a certain amount of the net proceeds of the IPO, together with a certain amount of the proceeds of a private placement of warrants simultaneously with the closing date of the IPO, will be deposited.

“Underwriter”	means an underwriter of the IPO from time to time and any successor underwriter.

1.2	In the Articles:
(a)	words importing the singular number include the plural number and vice versa;
(b)	words importing the masculine gender include the feminine gender;
(c)	words importing persons include corporations as well as any other legal or natural person;
(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;
(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;
(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;
(g)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;
(h)	the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);
(i)	headings are inserted for reference only and shall be ignored in construing the Articles;
(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;
(k)	any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;
(l)	sections 8 and 19(3) of the Electronic Transactions Act shall not apply;
(m)	the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and
(n)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.
2	Commencement of Business
2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.
2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3	Issue of Shares and other Securities
3.1

Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights, save that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a Class B Ordinary Share Conversion set out in the Articles.

3.2

The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3

The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine. The securities comprising any such units which are issued pursuant to the IPO can only be traded separately from one another on the 52nd day following the date of the prospectus relating to the IPO unless the Representative(s) determines that an earlier date is acceptable, subject to the Company having filed a current report on Form 8-K with the Securities and Exchange Commission and a press release announcing when such separate trading will begin. Prior to such date, the units can be traded, but the securities comprising such units cannot be traded separately from one another.

3.4	The Company shall not issue Shares to bearer.
4	Register of Members
4.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.
4.2

The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5	Closing Register of Members or Fixing Record Date
5.1

For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2

In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3

If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6	Certificates for Shares
6.1

A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2

The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3

If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4

Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

6.5

Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

7	Transfer of Shares
7.1

Subject to the terms of the Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options, warrants or units issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such right, option, warrant or unit.

7.2

The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8	Redemption, Repurchase and Surrender of Shares
8.1

Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares, except Public Shares, shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares. With respect to redeeming or repurchasing the Shares:

(a)	Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in the Business Combination Article hereof;
(b)	Class B Shares held by the Sponsor shall be surrendered by the Sponsor for no consideration to the extent that the Over-Allotment Option is not exercised in full so that the Sponsor will own approximately 25 per cent of the Company’s issued Shares after the IPO (exclusive of any securities purchased in a private placement simultaneously with the IPO); and
(c)	Public Shares shall be repurchased by way of tender offer in the circumstances set out in the Business Combination Article hereof.
8.2

Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. For the avoidance of doubt, redemptions, repurchases and surrenders of Shares in the circumstances described in the Article above shall not require further approval of the Members.

8.3	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.
8.4	The Directors may accept the surrender for no consideration of any fully paid Share.
9	Treasury Shares
9.1	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.
9.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).
10	Variation of Rights of Shares
10.1

Subject to Article 3.1, if at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class (other than with respect to a waiver of the provisions of the Class B Ordinary Share Conversion Article hereof, which as stated therein shall only require the consent in writing of the holders of a majority of the issued Shares of that class), or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one-third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2

For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights.

11	Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12	Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13	Lien on Shares
13.1

The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2

The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3

To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4

The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14	Call on Shares
14.1

Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.
14.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4

If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5

An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.
14.7

The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8

No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15	Forfeiture of Shares
15.1

If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2

If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3

A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4

A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

15.5

A certificate in writing under the hand of one Director or Officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6

The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16	Transmission of Shares
16.1

If a Member dies, the survivor or survivors (where he was a joint holder), or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

16.2

Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3

A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles), the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17	Class B Ordinary Share Conversion
17.1

The rights attaching to the Class A Shares and Class B Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters (subject to the Variation of Rights of Shares Article and the Appointment and Removal of Directors Article hereof) with the exception that the holder of a Class B Share shall have the conversion rights referred to in this Article.

17.2	Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”) automatically on the day of the consummation of a Business Combination.
17.3

Notwithstanding the Initial Conversion Ratio, in the case that additional Class A Shares or any other Equity-linked Securities, are issued, or deemed issued, by the Company in excess of the amounts offered in the IPO and related to the consummation of a Business Combination, all Class B Shares in issue shall automatically convert into Class A Shares at the time of the consummation of a Business Combination at a ratio for which the Class B Shares shall convert into Class A Shares will be adjusted (unless the holders of a majority of the Class B Shares in issue agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, on an as-converted basis, in the aggregate, approximately 25 per cent of the sum of all Class A Shares and Class B Shares in issue upon completion of the IPO plus all Class A Shares and Equity-linked Securities issued or deemed issued in connection with a Business Combination, excluding any Shares or Equity-linked Securities issued, or to be issued, to any seller in a Business Combination and any private placement warrants issued to the Sponsor or its Affiliates upon conversion of working capital loans made to the Company.

17.4

Notwithstanding anything to the contrary contained herein, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional Class A Shares or Equity-linked Securities by the written consent or agreement of holders of a majority of the Class B Shares then in issue consenting or agreeing separately as a separate class in the manner provided in the Variation of Rights of Shares Article hereof.

17.5

The foregoing conversion ratio shall also be adjusted to account for any subdivision (by share subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

17.6

Each Class B Share shall convert into its pro rata number of Class A Shares pursuant to this Article. The pro rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the Class B Shares in issue shall be converted pursuant to this Article and the denominator of which shall be the total number of Class B Shares in issue at the time of conversion.

17.7

References in this Article to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

17.8	Notwithstanding anything to the contrary in this Article, in no event may any Class B Share convert into Class A Shares at a ratio that is less than one-for-one.
18	Amendments of Memorandum and Articles of Association and Alteration of Capital
18.1	The Company may by Ordinary Resolution:
(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;
(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;
(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;
(d)	by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and
(e)	cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.
18.2

All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

18.3	Subject to the provisions of the Statute, the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution and Article 29.4, the Company may by Special Resolution:
(a)	change its name;
(b)	alter or add to the Articles;
(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and
(d)	reduce its share capital or any capital redemption reserve fund.

19	Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

20	General Meetings
20.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.
20.2

The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

20.3

The Directors, the chief executive officer or the chairman of the board of Directors may call general meetings, and, for the avoidance of doubt, Members shall not have the ability to call general meetings.

20.4

Members seeking to bring business before the annual general meeting or to nominate candidates for appointment as Directors at the annual general meeting must deliver notice to the principal executive offices of the Company not less than 120 calendar days before the date of the Company’s proxy statement released to Members in connection with the previous year’s annual general meeting or, if the Company did not hold an annual general meeting the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by the board of Directors with such deadline being a reasonable time before the Company begins to print and send its related proxy materials.

21	Notice of General Meetings
21.1

At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and
(b)	in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety-five per cent in par value of the Shares giving that right.
21.2

The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

22	Proceedings at General Meetings
22.1

No business shall be transacted at any general meeting unless a quorum is present. The holders of one-third of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

22.2

A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

22.3

A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

22.4

If a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

22.5

The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

22.6

If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

22.7

The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

22.8

When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

22.9

If, prior to a Business Combination, a notice is issued in respect of a general meeting and the Directors, in their absolute discretion, consider that it is impractical or undesirable for any reason to hold that general meeting at the place, the day and the hour specified in the notice calling such general meeting, the Directors may postpone the general meeting to another place, day and/or hour provided that notice of the place, the day and the hour of the rearranged general meeting is promptly given to all Members. No business shall be transacted at any postponed meeting other than the business specified in the notice of the original meeting.

22.10

When a general meeting is postponed for thirty days or more, notice of the postponed meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of a postponed meeting. All proxy forms submitted for the original general meeting shall remain valid for the postponed meeting. The Directors may postpone a general meeting which has already been postponed.

22.11	A resolution put to the vote of the meeting shall be decided on a poll.
22.12	A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.
22.13

A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

22.14	In the case of an equality of votes the chairman shall be entitled to a second or casting vote.
23	Votes of Members
23.1

Subject to any rights or restrictions attached to any Shares, including as set out at Article 29.4, every Member present in any such manner shall have one vote for every Share of which he is the holder.

23.2

In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

23.3

A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

23.4

No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

23.5

No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

23.6

Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

23.7

A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

24	Proxies
24.1

The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

24.2

The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

24.3

The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

24.4

The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

24.5

Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

25	Corporate Members
25.1

Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

25.2

If a Clearing House (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

26	Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

27	Directors
27.1	There shall be a board of Directors consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.
27.2

The Directors shall be divided into three classes: Class I, Class II and Class III. The number of Directors in each class shall be as nearly equal as possible. Upon the adoption of the Articles, the existing Directors shall by resolution classify themselves as Class I, Class II or Class III Directors. The Class I Directors shall stand appointed for a term expiring at the Company’s first annual general meeting, the Class II Directors shall stand appointed for a term expiring at the Company’s second annual general meeting and the Class III Directors shall stand appointed for a term expiring at the Company’s third annual general meeting. Commencing at the Company’s first annual general meeting, and at each annual general meeting thereafter, Directors appointed to succeed those Directors whose terms expire shall be appointed for a term of office to expire at the third succeeding annual general meeting after their appointment. Except as the Statute or other Applicable Law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the appointment of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in the Articles), or by the sole remaining Director. All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been appointed and qualified. A Director appointed to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been appointed and qualified.

28	Powers of Directors
28.1

Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

28.2

All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

28.3

The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

28.4

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

29	Appointment and Removal of Directors
29.1

Prior to the consummation of a Business Combination, the Company may by Ordinary Resolution of the holders of the Class B Shares appoint any person to be a Director or may by Ordinary Resolution of the holders of the Class B Shares remove any Director. For the avoidance of doubt, prior to the consummation of a Business Combination, holders of Class A Shares shall have no right to vote on the appointment or removal of any Director.

29.2

The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

29.3	After the consummation of a Business Combination, the Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.
29.4

Prior to the consummation of a Business Combination, Article 29.1 may only be amended by a Special Resolution passed by at least 90 per cent of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been given, or by way of unanimous written resolution.

30	Vacation of Office of Director

The office of a Director shall be vacated if:

(a)	the Director gives notice in writing to the Company that he resigns the office of Director; or
(b)	the Director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or
(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or
(d)	the Director is found to be or becomes of unsound mind; or
(e)	all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.
31	Proceedings of Directors
31.1	The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors then in office.
31.2

Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

31.3

A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

31.4

A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

31.5

A Director may, or other Officer on the direction of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

31.6

The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

31.7

The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

31.8

All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

31.9

A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

32	Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

33	Directors’ Interests
33.1

A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

33.2

A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

33.3

A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

33.4

No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

33.5

A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

34	Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of Officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.

35	Delegation of Directors’ Powers
35.1

The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors (including, without limitation, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee). Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.2

The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.3

The Directors may adopt formal written charters for committees. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or such minimum number as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law). For so long as any class of Shares is listed on the Designated Stock Exchange, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall be made up of such number of Independent Directors as is required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

35.4

The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

35.5

The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

35.6

The Directors may appoint such Officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an Officer may be removed by resolution of the Directors or Members. An Officer may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

36	No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

37	Remuneration of Directors
37.1

The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine, provided that no cash remuneration shall be paid to any Director by the Company prior to the consummation of a Business Combination. The Directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

37.2

The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

38	Seal
38.1

The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some Officer or other person appointed by the Directors for the purpose.

38.2

The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3

A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39	Dividends, Distributions and Reserve
39.1

Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

39.2

Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

39.3	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.
39.4

The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

39.5

Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

39.6

The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

39.7

Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

39.8	No Dividend or other distribution shall bear interest against the Company.
39.9

Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

40	Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

41	Books of Account
41.1

The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

41.2

The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

41.3

The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

42	Audit
42.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.
42.2

Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

42.3

If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

42.4	The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).
42.5

If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

42.6

Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.7

Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

42.8

Any payment made to members of the Audit Committee (if one exists) shall require the review and approval of the Directors, with any Director interested in such payment abstaining from such review and approval.

42.9

The Audit Committee shall monitor compliance with the terms of the IPO and, if any non-compliance is identified, the Audit Committee shall be charged with the responsibility to take all action necessary to rectify such non-compliance or otherwise cause compliance with the terms of the IPO.

42.10

At least one member of the Audit Committee shall be an “audit committee financial expert” as determined by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The “audit committee financial expert” shall have such past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication.

43	Notices
43.1

Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website.

43.2	Where a notice is sent by:
(a)	courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;
(b)	post; service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted;
(c)	cable, telex or fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;
(d)	e-mail or other Electronic Communication; service of the notice shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient; and
(e)	placing it on the Company’s Website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s Website.
43.3

A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

43.4

Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

44	Winding Up
44.1

If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)	if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or
(b)	if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.
44.2

If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

45	Indemnity and Insurance
45.1

Every Director and Officer (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former Officer (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

45.2

The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

45.3

The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or Officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

46	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

47	Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

48	Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

49	Business Combination
49.1

Notwithstanding any other provision of the Articles, this Article shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of a Business Combination and the full distribution of the Trust Account pursuant to this Article. In the event of a conflict between this Article and any other Articles, the provisions of this Article shall prevail.

49.2	Prior to the consummation of a Business Combination, the Company shall either:
(a)	submit such Business Combination to its Members for approval; or
(b)	provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (net of taxes paid or payable, if any), divided by the number of then issued Public Shares, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 upon consummation of such Business Combination.
49.3

If the Company initiates any tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act in connection with a proposed Business Combination, it shall file tender offer documents with the Securities and Exchange Commission prior to completing such Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act. If, alternatively, the Company holds a general meeting to approve a proposed Business Combination, the Company will conduct any redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, and not pursuant to the tender offer rules, and file proxy materials with the Securities and Exchange Commission.

49.4

At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination, provided that the Company shall not consummate such Business Combination unless the Company has net tangible assets of at least US$5,000,001 immediately prior to, or upon such consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination.

49.5

Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, in connection with any vote on a Business Combination, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares in the aggregate without the prior consent of the Company and provided further that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business

Combination, including interest earned on the Trust Account (such interest shall be net of taxes payable) and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”), but only in the event that the applicable proposed Business Combination is approved and in connection with its consummation. The Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions (the “Redemption Limitation”).

49.6

A Member may not withdraw a Redemption Notice once submitted to the Company unless the Directors determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

49.7

In the event that the Company does not consummate a Business Combination within 15 months from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;
(b)	as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and
(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

49.8	In the event that any amendment is made to the Articles:
(a)	to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination within 15 months from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles; or
(b)	with respect to any other provision relating to Members’ rights or pre-Business Combination activity,

each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.

49.9

A holder of Public Shares shall be entitled to receive distributions from the Trust Account only in the event of an IPO Redemption, a repurchase of Shares by means of a tender offer pursuant to this Article, or a distribution of the Trust Account pursuant to this Article. In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Account.

49.10

After the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)	receive funds from the Trust Account; or
(b)	vote as a class with Public Shares on a Business Combination.

49.11	The uninterested Independent Directors shall approve any transaction or transactions between the Company and any of the following parties:
(a)	any Member owning an interest in the voting power of the Company that gives such Member a significant influence over the Company; and
(b)	any Director or Officer and any Affiliate of such Director or Officer.
49.12

A Director may vote in respect of a Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must disclose such interest or conflict to the other Directors.

49.13

As long as the securities of the Company are listed on the New York Stock Exchange, the Company must complete one or more Business Combinations having an aggregate fair market value of at least 80 per cent of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the Company’s signing a definitive agreement in connection with a Business Combination. A Business Combination must not be effectuated solely with another blank cheque company or a similar company with nominal operations.

49.14

The Company may enter into a Business Combination with a target business that is Affiliated with the Sponsor, a Founder, a Director or an Officer. In the event the Company seeks to consummate a Business Combination with a target that is Affiliated with the Sponsor, a Founder, a Director or an Officer, the Company, or a committee of Independent Directors, will obtain an opinion from an independent investment banking firm or another valuation or appraisal firm that regularly renders fairness opinions on the type of target business the Company is seeking to acquire that is a member of the United States Financial Industry Regulatory Authority or an independent accounting firm that such a Business Combination is fair to the Company from a financial point of view.

50	Certain Tax Filings

Each Tax Filing Authorised Person and any such other person, acting alone, as any Director shall designate from time to time, are authorised to file tax forms SS-4, W-8 BEN, W-8 IMY, W-9, 8832 and 2553 and such other similar tax forms as are customary to file with any US state or federal governmental authorities or foreign governmental authorities in connection with the formation, activities and/or elections of the Company and such other tax forms as may be approved from time to time by any Director or Officer. The Company further ratifies and approves any such filing made by any Tax Filing Authorised Person or such other person prior to the date of the Articles.

51	Business Opportunities
51.1

To the fullest extent permitted by Applicable Law, no individual serving as a Director or an Officer (“Management”) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Management, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

51.2

Except as provided elsewhere in this Article, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and Management, about which a Director and/or Officer who is also a member of Management acquires knowledge.

51.3

To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

First Amendment to

Amended and Restated Memorandum and Articles of Association of

Innovative International Acquisition Corp.

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

Innovative International Acquisition Corp. (ROC #[ ]) (the “Company”)

TAKE NOTICE that by minutes of the Extraordinary General Meeting of the Company held on 19 January 2023, the following special resolution was passed:

RESOLVED, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of the existing Article 49.7 and Article 49.8 in their entirety and the insertion of the following language in their place:

49.7

The Company has until 15 months from the closing of the IPO to consummate a Business Combination; provided however, that if the Directors anticipate that the Company may not be able to consummate a Business Combination within 15 months of the closing of the IPO, the Company may, at the request of the Sponsor, extend the period of time to consummate a Business Combination up to six (6) times, each by an additional one month extension (for a total of up to 21 months to complete a Business Combination), in accordance with terms as set out in the trust agreement governing the Trust Account. In the event that the Company does not consummate a Business Combination within 15 months from the closing of the IPO or within up to 21 months from the closing of the IPO (subject in the latter case to valid 1 month extensions having been made in each case), the Company shall:

(a)	cease all operations except for the purpose of winding up;
(b)	as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and
(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

49.8In the event that any amendment is made to the Articles:

(a)

to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination within 15 months after the closing of the IPO or up to 21 months from the date of the closing of the IPO pursuant to Article 49.7 subject in the latter case to valid 1 month extensions having been made in each case), in the event the Company has elected to extend the amount of time to complete a Business Combination for three months, or such later time as the Members may approve in accordance with the Articles; or

(b)

with respect to any other provision relating to Members’ rights or pre-Business Combination activity, each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.

/s/ Anganette McLaughlin
Anganette McLaughlin
Corporate Administrator
for and on behalf of
Maples Corporate Services Limited

Dated this 3rd day of February 2023

Annex H

SPONSOR SUPPORT AGREEMENT

This SPONSOR SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of October 13, 2022, by and among Innovative International Sponsor I LLC, a Delaware limited liability company (“Sponsor”), Innovative International Acquisition Corp., a Cayman Islands exempted company (“Purchaser”), Zoomcar, Inc., a Delaware corporation (“Company”, and together with Sponsor and Purchaser, the “Parties”). Capitalized terms used but not defined herein have the meanings assigned to them in the Agreement and Plan of Merger and Reorganization dated as of the date of this Agreement (as amended from time to time, the “Merger Agreement”) by and among Purchaser, [Innovative International Merger Sub, Inc.] (“Merger Sub”), Company and Seller Representative.

WHEREAS, Sponsor owns 8,050,000 Class B Ordinary Shares, par value $0.0001 per share, of Purchaser (the “Insider Shares”);

WHEREAS, in connection with Purchaser’s initial public offering (the “IPO”), Purchaser, Sponsor and certain officers and directors of Purchaser (collectively, the “Insiders”) entered into a letter agreement, dated as of October 26, 2021 (the “Insider Letter”), pursuant to which Sponsor and the Insiders agreed to certain voting requirements, transfer restrictions and waiver of redemption rights with respect to Purchaser securities owned by them;

WHEREAS, Article 17, Section 17.2 of Purchaser’s Amended and Restated Memorandum and Articles of Association (the “Purchaser Charter”) provides, among other matters, that the Insider Shares will automatically convert into Class A Ordinary Shares, par value $0.0001 per share, of Purchaser upon the consummation of an initial business combination, subject to adjustment if additional Class A Ordinary Shares (together with any successor equity security thereto in the Transactions (as defined below), “Class A Common Stock”), or Equity-linked Securities (as defined in Purchaser Charter), are issued or deemed issued in excess of the amounts sold in Purchaser’s IPO (the “Anti-Dilution Right”), excluding certain exempted issuances;

WHEREAS, concurrently with the execution and delivery of this Agreement, Purchaser, Merger Sub, Seller Representative and Company are entering into the Merger Agreement, pursuant to which, upon the consummation of the transactions contemplated thereby (the “Closing”), among other matters, Merger Sub will merge with and into Company (with Company continuing as the surviving entity) upon the terms and subject to the conditions set forth therein (the transactions contemplated by the Merger Agreement, the “Transactions”); and

WHEREAS, as a condition and inducement to Company’s willingness to enter into the Merger Agreement, Company has required that Sponsor enter into this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and subject to the conditions set forth herein, the parties hereto agree as follows:

Section 1 Enforcement of Insider Letter; Agreement to Vote; Redemption and Transfer of Insider Shares.

(a)              During the period beginning on the date of this Agreement and ending on the earlier of (x) the Effective Time and (y) the date on which the Merger Agreement is validly terminated in accordance with its terms, for the benefit of Company, (a) Sponsor agrees that it will comply with, and perform all of its obligations, covenants and agreements set forth in the Insider Letter in all respects, including voting in favor of the Transactions, (b) Purchaser agrees to enforce the Insider Letter in accordance with its terms, and (c) each of Sponsor and Purchaser agrees not to amend, modify or waive any terms of the Insider Letter without the prior written consent of Company (not to be unreasonably withheld, delayed or conditioned).

(b)             Sponsor, by this Agreement, with respect to its Insider Shares and any other shares of Purchaser that it now or hereafter owns or directs the voting of, hereby agrees to (a) vote at any meeting of the shareholders of Purchaser, and in any action by written consent of the shareholders of Purchaser, all such shares (including the Insider Shares) (i) in favor of the approval and adoption of the Merger Agreement and the Transactions, including the Purchaser Shareholder Approval Matters; and (ii) in favor of any other matter reasonably necessary to the consummation of the Transactions and considered and voted upon by the shareholders of Purchaser; (b) appear at any meeting of the shareholders of Purchaser at which Purchaser’s shareholders are voting to approve the Purchaser Shareholder Approval Matters, and in any action by written consent of the shareholders of

Purchaser to approve the Purchaser Shareholder Approval Matters, for purposes of constituting a quorum and (c) with the exception of the Adjournment Proposal, if presented for consideration by Purchaser’s shareholders, vote at any meeting of the shareholders of Purchaser, and in any action by written consent of the shareholders of Purchaser, against any proposals that would impede the consummation of the Transactions contemplated by the Merger Agreement in any manner.

(c)              Sponsor agrees that it shall not, directly or indirectly, prior to the Closing, (a) redeem any of the Insider Shares or any other shares of Purchaser that it now or hereafter owns or holds; (b) Transfer (as defined below) any Insider Shares; (c) deposit any Insider Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement (clauses (a) through (c) collectively, “Convey”), or (d) publicly announce any intention to Convey any Insider Shares. As used herein, “Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b); provided, however, that nothing in this Section 1(c) shall prevent Transfers (i) to Purchaser’s officers or directors, any affiliates or family members of any of Purchaser’s officers or directors, any direct or indirect members or partners of Sponsor or their affiliates, any affiliates of Sponsor, or any employees of such affiliates; (ii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iii) in the case of an individual, pursuant to a qualified domestic relations order; or (iv) by virtue of Sponsor’s organizational documents upon liquidation or dissolution of Sponsor; (v) by certain pledges to secure obligations incurred in connection with purchases of Purchaser’s securities, or (vi) by private sales made at or prior to the consummation of the Transactions at prices no greater than the price at which the Insider Shares were originally purchased; provided, however, that in the case of clauses (i) through (vi), these permitted transferees must enter into a written agreement agreeing to be bound by the terms of this Agreement.

Section 2 Extension Payment

(a)              Sponsor and Purchaser acknowledge that Purchaser’s deadline to complete an initial business combination pursuant to the terms of the Purchaser Charter expires on January 29, 2023 (the “Initial Deadline”), unless otherwise extended in accordance with the Purchaser Charter.

(b)             Subject to Section 2(d), Sponsor and Purchaser hereby covenant and agree to take (or to cause its affiliates or designees to take) all actions necessary to fulfill the conditions required in order to extend the Initial Deadline by a six (6) months or such shorter period as shall be mutually agreed by Purchaser, Sponsor, and the Company in accordance with the Merger Agreement (the “Extension”), including, without limitation, to make payment to one or more non-redeeming shareholders of Purchaser, the amount of which reasonably determined by Purchaser, Sponsor, in consultation with Company (the “Extension Payment”) in connection with such Extension (which payment shall take the form of a non-interest bearing loan repayable only in cash), all as reasonably requested by Company.

(c)              Sponsor hereby represents, warrants and covenants to Company that, as of the date by which the Extension Payment is required to be made (the “Extension Payment Date”), Sponsor (or its affiliates or designees) will have ready access to sufficient capital available to carry out its obligations under this Section 2 hereof.

(d)             Notwithstanding anything to the contrary set forth herein, in no event shall the Sponsor or the Purchaser be obligated to make the Extension Payment or otherwise effect the Extension unless, as of the Extension Payment Date: (i) the Merger Agreement is in full force and effect; (ii) there shall have been no material breach of the terms or conditions of the Merger Agreement by the Company or any other party thereto (other than the Purchaser), and (iii) no Material Adverse Effect shall have occurred and remained uncured on the Target Companies, taken as a whole that has not been waived by the Purchaser pursuant to the Merger Agreement.

(e)              Any Claim by the Company hereunder seeking to enforce the specific terms or provisions set forth in this Section 2, or which seeks to recover any damages as a result of a violation or alleged violation of this Section 2, shall be limited, in its entity, to the amount of the Extension Payment (and shall be subject, in all cases, to the terms of Section 4(e)), in the even that of any Claims against the Purchaser).

Section 3 Intentionally Omitted.

Section 4 Waiver of Anti-Dilution Protection. Sponsor, as the holder of all of the issued and outstanding Class B Ordinary Shares, solely in connection with and only for the purpose of the proposed Transactions, hereby waives, to the fullest extent permitted by applicable Law, Anti-Dilution Right, and agrees that the Class B Ordinary Shares will convert only upon the Initial Conversion Ratio (as defined in the Purchaser Charter) in connection with the Transactions. This waiver shall be void and of no force and effect following the earlier of (x) the Effective Time and (y) the date on which the Merger Agreement is validly terminated in accordance with its terms. All other terms related to the Class B Ordinary Shares shall remain in full force and effect, except as modified as set forth directly above, which modification shall be effective only upon the consummation of the Transactions.

Section 5 Financing Transactions. Sponsor shall, and shall cause its affiliates to, use best efforts to cooperate with Purchaser or Company in connection with efforts to obtain the Financing Transactions. Without limiting the foregoing, if requested by Company, Sponsor shall, and shall cause its affiliates to, reasonably cooperate with Company in connection with discussion, negotiation and entry into the applicable definitive agreements in connection with any Financing Agreements (including participation in any investor meetings and roadshows as reasonably requested by Purchaser).

Section 6 Intentionally Omitted.

Section 7 Representations and Warranties. Sponsor represents and warrants to Company as follows:

(a)              Sponsor is the sole record and beneficial owner of the Insider Shares, free and clear of all liens other than transfer restrictions imposed by applicable securities laws.

(b)              Sponsor is duly organized, validly existing and in good standing under the laws of Delaware and has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform all of its obligations hereunder. The execution and delivery of this Agreement has been, and the consummation of the transactions contemplated hereby have been, duly authorized by all requisite action by Sponsor. This Agreement has been duly and validly executed and delivered by Sponsor and, assuming this Agreement has been duly authorized, executed and delivered by the other parties hereto, this Agreement constitutes, and upon its execution will constitute, a legal, valid and binding obligation of Sponsor enforceable against it in accordance with its terms.

(c)              Sponsor understands and acknowledges that each of Purchaser and Company is entering into the Merger Agreement in reliance upon Sponsor’s execution and delivery of this Agreement.

Section 8 General.

(a)              Termination. This Agreement shall terminate at such time, if any, as the Merger Agreement is terminated in accordance with its terms prior to the Closing, and upon such termination this Agreement shall be null and void and of no effect whatsoever, and the parties hereto shall have no obligations under this Agreement; provided, however, that no termination of this Agreement shall relieve or release a party from any obligations or liabilities arising out of such party’s breaches of this Agreement prior to such termination.

(b)              Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by email during normal business hours, (iii) by FedEx or other nationally recognized overnight courier service, or (iv) after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, and otherwise on the next Business Day, addressed as follows (or at such other address for a party as shall be specified by like notice):

If to Purchaser: Innovative International Acquisition Corp. 24681 La Plaza Ste 300 Dana Point, CA 92629 Attn: Mohan Ananda Telephone No.: (805) 907-0597 Email: mohan@innovativeacquisitioncorp.com

With a copy (which will not constitute notice) to:

McDermott Will & Emery LLP
One Vanderbilt Avenue
New York, New York 10017
Attn: Ari Edelman, Esq.
Attn: Sunyi Snow, Esq.
Telephone No.: (212) 547-5372
Email: aedelman@mwe.com
Email: ssnow@mwe.com

If to Company, to: Zoomcar, Inc. 40 Archer Drive Bronxville, NY 10708 Attn: Gregory Moran Telephone No.: 917-693-2861 Email: Greg@zoomcar.com

With a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Stuart Neuhauser, Esq.
Attn: Meredith Laitner, Esq.
Telephone No.: (212) 370-1300
Email: sneuhauser@egsllp.com
Email: mlaitner@egsllp.com

If to Sponsor, to: Innovative International Sponsor I LLC 24681 La Plaza Ste 300 Dana Point, CA 92629 Attn: Mohan Ananda Telephone No.: (805) 907-0597 Email: mohan@innovativeacquisitioncorp.com

With a copy (which shall not constitute notice) to:

McDermott Will & Emery LLP
One Vanderbilt Avenue
New York, New York 10017
Attn: Ari Edelman, Esq.
Attn: Sunyi Snow, Esq.
Telephone No.: (212) 547-5372
Email: aedelman@mwe.com
Email: ssnow@mwe.com

(c)              Entire Agreement. This Agreement (including the Merger Agreement and each of the other documents and the instruments referred to herein, to the extent incorporated herein) constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof.

(d)              Governing Law; Jurisdiction; Waiver of Jury Trial. Sections 9.5 and 9.6 of the Merger Agreement shall apply to this Agreement mutatis mutandis.

(e)              Remedies. The Parties agree that in the event of Purchaser’s breach of Section 2 hereof, Company and Sponsor will suffer actual damages that will be impractical or extremely difficult to ascertain. The Parties agree that the full and fair remedy for any breach by Purchaser of Section 2 hereof shall be the aggregate amount of actual Extension Expenses incurred, not as a penalty but as liquidated damages representing the Parties’ good faith and reasonable estimate at the time of executing this Agreement of the damages that Company and Sponsor will sustain for such breach. Each party acknowledges and agrees that this Section 8(e) shall be the sole and exclusive remedy for any claims brought or remedies attempted to be sought in respect of Purchaser pursuant to this Agreement, and that no specific performance or other equitable relief shall be available upon a breach or violation of Section 2 hereof.

(f)              Amendments and Waivers. This Agreement may be amended or modified only with the written consent of Purchaser, Company and Sponsor. The observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the party against whom enforcement of such waiver is sought. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(g)              Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

(h)              Assignment. No party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties, provided, that in the event that Sponsor transfers any of the Insider Shares in a permitted transfer, and in accordance with Section 1(c) hereof (the recipient of any such permitted transfer, a “Permitted Transferee”), Sponsor may, by providing notice to Purchaser and Company prior to or promptly after such transfer, transfer its rights and obligations under this Agreement with respect to such Insider Shares to such Permitted Transferee so long as such Permitted Transferee agrees in writing to be bound by the terms of this Agreement that apply to Sponsor hereunder with respect to such Insider Shares. Any purported assignment in violation of this Section 8(h) shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Agreement shall be binding on the undersigned and their respective successors and permitted assigns.

(i)              Costs and Expenses. Each party to this Agreement will pay its own costs and expenses (including legal, accounting and other fees) relating to the negotiation, execution, delivery and performance of this Agreement.

(j)              No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. Without in any way limiting the rights or obligations of any party hereto under this Agreement, prior to the Effective Time, (i) no party shall have the power by virtue of this Agreement to control the activities and operations of any other and (ii) no party shall have any power or authority by virtue of this Agreement to bind or commit any other party. No party shall hold itself out as having any authority or relationship in contravention of this Section 8(j).

(k)              Capacity as Shareholder. Sponsor signs this Agreement solely in its capacity as a shareholder of Purchaser, and not in its capacity as a director (including “director by deputization”), officer or employee of Purchaser, if applicable. Nothing herein shall be construed to limit or affect any actions or inactions by Sponsor or any representative of Sponsor, as applicable, serving as a director of Purchaser or any Subsidiary of Purchaser, acting in such person’s capacity as a director or officer of Purchaser or any Subsidiary of Purchaser (it being understood and agreed that the Merger Agreement contains provisions that govern the actions or inactions by the directors of Company with respect to the Merger).

(l)              Headings; Interpretation. The headings and subheadings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) the term “including” (and with correlative meaning “include”) shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(m)              Counterparts. This Agreement may be executed in multiple counterparts (including by facsimile or pdf or other electronic document transmission), each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have caused this Sponsor Support Agreement to be executed and delivered as of the date first written above.

Innovative International Sponsor I LLC

By:	/s/Mohan Ananda
Name: Mohan Ananda
Title: Managing Member

IN WITNESS WHEREOF, the parties have caused this Sponsor Support Agreement to be executed and delivered as of the date first written above.

Innovative International Acquisition Corp.

By:	/s/ Mohan Ananda
Name: Mohan Ananda
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have caused this Sponsor Support Agreement to be executed and delivered as of the date first written above.

Zoomcar, Inc.

By:	/s/ Gregory Bradford Moran
Name: Gregory Bradford Moran
Title: President and Chief Executive Officer

Annex I

FORM OF STOCKHOLDER SUPPORT AGREEMENT

This Stockholder Support Agreement (this “Agreement”) is made and entered into as of October 13, 2022, by and among Innovative International Acquisition Corp., a Cayman Islands exempted company (which shall domesticate as a Delaware corporation prior to the closing of the Merger Agreement (as defined below)) (“SPAC”), Zoomcar, Inc., a Delaware corporation (the “Company”), and the undersigned holders of the Company’s securities (each, an “Existing Securityholder” and, collectively, the “Existing Securityholders”). The Existing Securityholders and any person or entity who hereafter enters into a joinder to this Agreement substantially in the form of Exhibit A hereto are referred to herein, individually, as a “Securityholder” and collectively, as the “Securityholders.” Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

RECITALS

WHEREAS, on the date hereof, SPAC, Innovative International Merger sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of SPAC (“Merger Sub”), Greg Moran, in the capacity as the Seller Representative, and the Company, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and as a wholly owned subsidiary of SPAC (the “Merger”);

WHEREAS, pursuant to the Merger Agreement, (i) all of the issued and outstanding capital stock of the Company immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right for each Company Stockholder to receive its Stockholder Pro Rata Share of the Stockholder Merger Consideration (with outstanding restricted shares of Company Common Stock being exchanged for the right to receive shares of Purchaser Common Stock subject to equivalent restrictions); (ii) outstanding Company Options shall be assumed by the Purchaser (with equitable adjustments to the number and exercise price of such assumed Company Options) with the result that such assumed Company Options shall be converted into the right to receive options exercisable into shares of Purchaser Common Stock; and (iii) outstanding Company Warrants shall be assumed by the Purchaser (with equitable adjustments to the number and exercise price of such assumed Company Warrants) with the result that such assumed Company Warrants shall be converted into the right to receive warrants exercisable into shares of Purchaser Common Stock, all upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law;

WHEREAS, in connection with the Merger, each of the agreements set forth on Annex A will be terminated by the parties thereto (collectively, the “Financing Agreements”);

WHEREAS, each Securityholder agrees to enter into this Agreement with respect to all Company Securities (as defined below) that such Securityholder now or hereafter owns, beneficially (as defined in Rule 13d-3 under the Exchange Act) or of record;

WHEREAS, each Securityholder is the beneficial and/or record owner of, and has the sole right to vote or direct the voting of, such number Company Securities as are set forth on Schedule A attached hereto opposite the name of such Securityholder;

WHEREAS, each of SPAC, the Company and each Securityholder has determined that it is in its best interests to enter into this Agreement;

WHEREAS, each Securityholder understands and acknowledges that each of SPAC and the Company is entering into the Merger Agreement in reliance upon such Securityholder’s execution and delivery of this Agreement; and

WHEREAS, following the date hereof, SPAC intends to file with the SEC a registration statement on Form S-4 in connection with the matters set forth in Section 5.14(a) of the Merger Agreement (the “Registration Statement”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.     Definitions. When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1 or elsewhere in this Agreement.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, the Sponsor shall be deemed to be an Affiliate of the SPAC prior to the Closing.

“Company Securities” means, collectively, the Company Stock, the Company Options, the Zoomcar India Stock and any other Company Convertible Securities outstanding immediately prior to the Effective Time, whether now owned or hereafter acquired by any Securityholder hereto.

“Expiration Time” means the earlier to occur of (a) the Effective Time, (b) such date as the Merger Agreement shall be validly terminated and (c) the effective date of a written agreement of the parties hereto terminating this Agreement.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Transfer” means, with respect to any security, any direct or indirect sale, assignment, tender, exchange, pledge, hypothecation, disposition, loan, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant, or placement in trust or other transfer of such security (including by operation of law), or any right, title, or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, or entry into any agreement, arrangement, or understanding, whether or not in writing, to effect any of the foregoing, excluding (a) entry into this Agreement and the Merger Agreement and the consummation of the transactions contemplated hereby and thereby and (b) the exercise of any Company Options or Company Warrants in accordance with their terms.

2.     Agreement to Retain the Company Securities.

2.1            No Transfer of Company Securities. Until the Expiration Time, each Securityholder agrees not to, other than as expressly contemplated by the Merger Agreement (a) Transfer any Company Securities, (b) deposit any Company Securities into a voting trust or enter into a voting agreement or any similar agreement, arrangement or understanding with respect to Company Securities or grant any proxy (except as otherwise provided herein), consent or power of attorney with respect thereto (other than pursuant to this Agreement) (it being understood that the fact that certain Company Securities may already be subject to the Voting Agreement shall not be deemed a violation of this Section 2.1 or Section 3.1 below), (c) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Company Securities held by such Securityholder, (d) establish or increase a put position or liquidate or decrease a call or equivalent position with respect to any Company Securities held by such Securityholder, or (e) publicly announce any intention to effect any transaction specified in clauses (a), (b), (c) or (d); provided, that any Securityholder may Transfer any such Company Securities to any Affiliate of such Securityholder, or as a distribution to any Securityholder’s limited partners, members or stockholders, or if such Securityholder is a natural person, to immediate family or a trust for the benefit of immediate family for estate planning purposes, if, and only if, the transferee of such Company Securities evidences in a writing reasonably satisfactory to each of SPAC and the Company such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same effect as such Securityholder.

2.2            Additional Company Securities. Until the Expiration Time, each Securityholder agrees that any Company Securities that such Securityholder purchases or otherwise hereinafter acquires (including as a result of the exercise of any Company Option) or with respect to which such Securityholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Time shall be subject to the terms and conditions of this Agreement to the same extent as if they were owned by such Securityholder as of the date hereof.

2.3            Unpermitted Transfers. Any Transfer or attempted Transfer of any Company Securities in violation of this Section 2 shall, to the fullest extent permitted by applicable Law, be null and void ab initio.

3.     Agreement to Consent and Approve.

3.1          Hereafter until the Expiration Time, each Securityholder agrees that, except as otherwise agreed in writing with each of SPAC and the Company:

(a)             to exercise, comply with and fully perform all of its obligations set forth in Section 4 of the Voting Agreement related to drag-along rights (it being understood that for the purposes of this Section 3.1(b), the Merger shall be deemed to be a “Sale of the Company”); and

(b)             at the Closing, certain of such Securityholders shall execute and deliver the A&R Registration Rights Agreement;

Hereafter until the Expiration Time, and subject to Section 2 hereof, no Securityholder shall enter into any tender or voting agreement, or any similar agreement, arrangement or understanding, or grant a proxy or power of attorney, with respect to the Company Securities that is inconsistent with this Agreement or otherwise take any other action with respect to the Company Securities that would prevent, materially restrict, materially limit or materially interfere with the performance of such Securityholder’s obligations hereunder or the consummation of the transactions contemplated hereby.

3.2          Hereafter until the Expiration Time, at any meeting of the stockholders of the Company, or at any postponement or adjournment thereof, called to seek the affirmative vote, consent or approval of the holders of the outstanding shares of Company Stock, and on every action or approval by written consent of the stockholders of the Company, each Securityholder shall (a) vote (or cause to be voted) all shares of Company Stock currently or hereinafter owned by such Securityholder (i) in favor of the adoption of the Merger Agreement, any amendments to the Company’s Organizational Documents, approval of the Private Financing, and the approval of the Transactions, (ii) against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Merger Agreement and the Transactions), (iii) against any proposal in opposition to approval of the Merger Agreement or in competition with or inconsistent with the Merger Agreement or the Transactions, and (iv) against any proposal, action or agreement that is not recommended by the Company Board and that would reasonably be expected to (A) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Merger Agreement, (B) result in, or contribute to, any of the conditions set forth in Article VI of the Merger Agreement not being fulfilled, or (C) impede, frustrate, interfere with, delay, postpone or adversely affect the Transactions, and (b) not commit or agree to take any action inconsistent with the foregoing.

3.3          Hereafter until the Expiration Time, at any meeting of the stockholders of the Company or at any postponement or adjournment thereof or in any other circumstances upon which a Securityholder’s vote, consent or other approval (including by written consent) is sought, such Securityholder shall vote (or cause to be voted) all Company Securities (to the extent such Company Securities are then entitled to vote thereon), currently or hereinafter owned by such Securityholder against and withhold consent with respect to any Alternative Transaction (as defined in the Merger Agreement). No Securityholder shall commit or agree to take any action inconsistent with the foregoing that would be effective prior to the Expiration Time.

4.     Additional Agreements.

4.1            Litigation. Each Securityholder agrees, absent a claim of fraud, not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against SPAC, Merger Sub, the Company or any of their respective successors, directors or officers (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into this Agreement or the Merger Agreement.

4.2            Waiver of Appraisal and Other Rights. Each Securityholder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any appraisal rights and dissenters’ rights relating to the Transactions that such Securityholder may have by virtue of, or with respect to, any and all Company Securities owned (of record or beneficially) by such Securityholder (including without limitation those rights pursuant to Section 262 of the

General Corporation Law of the State of Delaware and any other applicable appraisal or dissenters’ or similar rights). Each Securityholder hereby waives any requirement for notice with respect to the Transactions under each Financing Agreement.

4.3            Termination of Side Letter Agreements. Each Securityholder hereby agrees and consents to the termination of any transactions, contracts, side letters, arrangements or understandings between any Target Company, on the one hand, and such Securityholder, on the other hand, which grant or purport to grant any board observer or management rights, effective as of the Effective Time without any further liability or obligation to the Target Companies or SPAC.

4.4            Consent to Disclosure. Each Securityholder hereby consents to the publication and disclosure in the Registration Statement (and, as and to the extent otherwise required by applicable securities laws or the SEC or any other securities authorities, any other documents or communications provided by SPAC or the Company to any Governmental Authority or to securityholders of SPAC) of such Securityholder’s identity and beneficial ownership of Company Securities and the nature of such Securityholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by SPAC or the Company, a copy of this Agreement; provided that prior to disclosure of any such information with respect to a Securityholder, SPAC or the Company, as applicable, shall (to the extent practicable) provide such Securityholder with a reasonable opportunity to review and comment upon the disclosure of the information relating to such Securityholder in advance. Each Securityholder will promptly provide any information reasonably requested by SPAC or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC), except for any information that is subject to attorney-client privilege (provided, that to the extent reasonably possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege).

4.5            Confidentiality. Until the Expiration Time, each Securityholder will and will cause its controlled Affiliates to keep confidential and not disclose any non-public information relating to SPAC or the Company or any of their respective subsidiaries, including the existence or terms of, or transactions contemplated by, this Agreement, the Merger Agreement or the Ancillary Documents, except to the extent that such information (i) was, is or becomes generally available to the public after the date hereof other than as a result of a disclosure by such Securityholder in breach of this Section 4.5, (ii) is, was or becomes available to such Securityholder on a non-confidential basis from a source other than SPAC or the Company; provided that, to the knowledge of such Securityholder, such information is not subject to a legal, fiduciary or contractual obligation of confidentiality or secrecy to SPAC or the Company, or (iii) is or was independently developed by such Securityholder after the date hereof without use of, or reference to any non-public information of SPAC or the Company. Notwithstanding the foregoing, such information may be disclosed to the extent required to be disclosed in a judicial or administrative proceeding, or otherwise required to be disclosed by applicable Law (including complying with any oral or written questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process to which such disclosing party is subject), provided that such Securityholder gives SPAC or the Company, as applicable, prompt notice of such request(s) or requirement(s), to the extent practicable (and not prohibited by Law), so that SPAC or the Company may seek, at its expense, an appropriate protective order or similar relief (and such Securityholder shall reasonably cooperate with such efforts).

4.6            Additional Agreements. Until the Expiration Time, each Securityholder will take the actions set forth on Annex A to this Agreement.

5.     Representations and Warranties of the Securityholders. Each Securityholder hereby represents and warrants, severally and not jointly, to SPAC and the Company as follows:

5.1          Due Authority. Such Securityholder has the full power and authority to execute and deliver this Agreement and perform its obligations hereunder. If such Securityholder is an individual, the signature to this agreement is genuine and such Securityholder has legal competence and capacity to execute the same. This Agreement has been duly and validly executed and delivered by such Securityholder and, assuming due execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of such Securityholder, enforceable against such Securityholder in accordance with its terms, except as limited by applicable Enforceability Exceptions.

5.2          Ownership of the Company Securities. As of the date hereof, such Securityholder is the beneficial or record owner of the Company Securities set forth opposite such Securityholder’s name on Schedule A and has good and marketable title to such Company Securities, free and clear of any and all Liens, options, rights of first refusal and limitations on such

Securityholder’s voting rights, other than transfer restrictions under applicable securities laws or the certificate of incorporation or bylaws or any equivalent organizational documents of the Company, as applicable, and restrictions set forth in the Financing Agreements. Such Securityholder has sole voting power (including the right to control such vote as contemplated herein), power of disposition and power to issue instructions with respect to all Company Securities currently owned by such Securityholder, and the power to agree to all of the matters applicable to such Securityholder set forth in this Agreement. As of the date hereof, such Securityholder does not own any Company Securities other than the Company Securities set forth opposite such Securityholder’s name on Schedule A. As of the date hereof, such Securityholder does not own any rights to purchase or acquire any Company Securities, except for the Company Options and Company Warrants set forth opposite such Securityholder’s name on Schedule A.

5.3          No Conflict; Consents.

(a)             The execution and delivery of this Agreement by such Securityholder does not, and the performance by such Securityholder of the obligations under this Agreement and the compliance by such Securityholder with any provisions hereof do not and will not: (i) conflict with or violate any Law applicable to such Securityholder, (ii) if such Securityholder is an entity, conflict with or violate the certificate of incorporation or bylaws or any equivalent organizational documents of the Company or such Securityholder, or (iii) result in any breach of, or constitute a default (or an event, which with notice or lapse of time or both, would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Company Securities owned by such Securityholder pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Securityholder is a party or by which such Securityholder is bound, except, in the case of clauses (i) and (iii), as would not reasonably be expected, individually or in the aggregate, to materially impair the ability of such Securityholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(b)             The execution and delivery of this Agreement by such Securityholder does not, and the performance of this Agreement by such Securityholder will not, require any consent, approval, authorization or permit of, or filing or notification to, or expiration of any waiting period by any Governmental Authority or any other Person with respect to such Securityholder, other than those set forth as conditions to closing in the Merger Agreement.

5.4          Absence of Litigation. As of the date hereof, there is no Action pending against, or, to the knowledge of such Securityholder after reasonable inquiry, threatened against such Securityholder that would reasonably be expected to materially impair the ability of such Securityholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

5.5          Absence of Other Voting Agreement. Such Securityholder has not: (i) entered into any voting agreement, voting trust or any similar agreement, arrangement or understanding, with respect to any Company Securities owned by such Securityholder (other than as contemplated by this Agreement and the Voting Agreement), (ii) granted any proxy, consent or power of attorney with respect to any Company Securities owned by such Securityholder (other than as contemplated by this Agreement and the Voting Agreement) or (iii) entered into any agreement, arrangement or understanding that would prohibit or prevent it from satisfying or would materially interfere with, or is otherwise materially inconsistent with, its obligations pursuant to this Agreement.

5.6          Adequate Information. Such Securityholder is a sophisticated stockholder and has adequate information concerning the business and financial condition of SPAC and the Company to make an informed decision regarding this Agreement and the Transactions and has independently and without reliance upon SPAC or the Company and based on such information as such Securityholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Securityholder acknowledges that SPAC and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Securityholder acknowledges that the agreements contained herein with respect to the Company Securities held by such Securityholder are irrevocable.

6.      Fiduciary Duties. The covenants and agreements set forth herein shall not prevent any Securityholder or designee of any Securityholder from serving on the board of directors of the Company or from taking any action, subject to the provisions of the Merger Agreement, while acting in such designee’s capacity as a director of the Company. Each Securityholder is entering into this Agreement solely in its capacity as the owner of such Securityholder’s Company Securities.

7.     Termination. This Agreement shall terminate and be of no further force or effect at the Expiration Time. Notwithstanding the foregoing sentence, this Section 7 and Section 10 shall survive any termination of this Agreement. Upon termination of this Agreement, none of the parties hereto shall have any further obligations or liabilities under this Agreement; provided, that nothing in this Section 7 shall relieve any party hereto of liability for any willful material breach of this Agreement prior to its termination.

8.     No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in SPAC any direct or indirect ownership or incidence of ownership of or with respect to any Securityholder’s Company Securities. All rights, ownership and economic benefits of and relating to each Securityholder’s Company Securities shall remain fully vested in and belong to such Securityholder, and SPAC shall have no authority to direct any Securityholder in the voting or disposition of any of Company Securities except as otherwise provided herein.

9.     Exclusivity.

9.1            From the date of this Agreement and ending on the earlier of the Closing and the valid termination of the Merger Agreement, no Securityholder shall, and each Securityholder shall cause its Representatives acting on its behalf not to, directly or indirectly, enter into an Alternative Transaction, (2) amend or grant any waiver or release under any standstill or similar agreement to which such Securityholder is a party with respect to any class of equity securities of any of the Target Companies in connection with any proposal or offer that could reasonably be expected to lead to an Alternative Transaction, (3) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Alternative Transaction, (4) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Alternative Transaction or any proposal or offer that could reasonably be expected to lead to an Alternative Transaction, (5) commence, continue or renew any due diligence investigation regarding any Alternative Transaction, or (6) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives acting on its behalf to take any such action. Each Securityholder shall, and shall cause its Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any Alternative Transaction.

9.2            From the date of this Agreement and ending on the earlier of the Closing and the valid termination of the Merger Agreement, each Securityholder shall notify the Company and SPAC promptly in writing after receipt by such Securityholder or any of its Representatives of any inquiry or proposal with respect to an Alternative Transaction, any inquiry that would reasonably be expected to lead to an Alternative Transaction or any request for non-public information relating to any of the Target Companies or for access to the business, properties, assets, personnel, books or records of any of the Target Companies by any third party, in each case that is related to or that would reasonably be expected to lead to an Alternative Transaction. In such notice, such Securityholder shall identify the third party making any such inquiry, proposal, indication or request with respect to an Alternative Transaction and provide the details of the material terms and conditions of any such inquiry, proposal, indication or request.

10.            Miscellaneous.

10.1         Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Law: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

10.2         Non-survival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Expiration Time. Notwithstanding the foregoing, this Section 10.2 shall not limit any covenant or agreement contained in this Agreement that by its terms is to be performed in whole or in part after the Effective Time or the termination of this Agreement.

10.3         Assignment. No party hereto may assign, directly or indirectly, including by operation of Law, either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties hereto, except with respect to a Transfer completed in accordance with Section 2.1. Subject to the first sentence of this Section 10.3, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any assignment in violation of this Section 10.3 shall be void.

10.4         Amendments and Modifications. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed by (i) SPAC, (ii) the Company and (iii) Securityholders constituting more than 50% of the total number of Securityholders who have executed this Agreement (or a form of agreement substantially similar to this Agreement).

10.5         Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction over such matter is vested in the federal courts, any state or federal court located in the State of Delaware, without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity as expressly permitted in this Agreement.

10.6         Notices. All notices, consents and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by a nationally recognized courier service guaranteeing overnight delivery, or sent via email to the parties hereto at the following addresses, and such communications, to be valid, must be addressed as follows:

(i)if to SPAC, to:

Innovative International Acquisition Corp.
24681 La Plaza Ste 300

Dana Point, CA 92629

Attn: Madan Menon

Telephone No.: (708) 307-6093

Email: madan@innovativeacquisitioncorp.com

with a copy (which shall not constitute notice) to:

McDermott Will & Emery LLP

One Vanderbilt Avenue

New York, NY 10017

Attention: Ari Edelman, Esq.

Attention: Sunyi Snow, Esq.

Telephone No.: (212) 547-5372

Email:         aedelman@mwe.com

Email:         ssnow@mwe.com

(ii)if to the Company, to:

Zoomcar, Inc.
40 Archer Drive

Bronxville, NY 10708

Attention: Gregory Moran

Telephone No.: (917) 693-2861

Email: Greg@zoomcar.com

with a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

Attn: Stuart Neuhauser, Esq.

Attn: Meredith Laitner, Esq.

Telephone No.: (212) 370-1300

Email: sneuhauser@egsllp.com

Email: mlaitner@egsllp.com

(iii)if to a Securityholder, to the address for notice set forth opposite such Securityholder’s name on Schedule A hereto,

with a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

Attn: Stuart Neuhauser, Esq.

Attn: Meredith Laitner, Esq.

Telephone No.: (212) 370-1300

Email: sneuhauser@egsllp.com

Email: mlaitner@egsllp.com

Unless otherwise specified herein, such notices or other communications will be deemed given (a) on the date established by the sender as having been delivered personally; (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) upon transmission, if sent by email (provided no “bounceback” or notice of non-delivery is received); or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

10.7         Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Court of Chancery; provided, that if jurisdiction is not then available in the Delaware Court of Chancery, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

10.8         WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHERS HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.8.

10.9         Entire Agreement; Third-Party Beneficiaries. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, and is not intended to confer upon any other Person other than the parties hereto any rights or remedies.

10.10     Counterparts. This Agreement and each other document executed in connection with the transactions contemplated hereby, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto, it being understood that all parties hereto need not sign the same counterpart. Delivery by electronic transmission to counsel for the other party of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

10.11     Effect of Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

10.12     Legal Representation. Each of the parties hereto agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party hereto drafting such agreement or document. Each Securityholder acknowledges that Ellenoff Grossman & Schole LLP is acting as counsel to the Company in connection with the Merger Agreement and the Transactions, and that such firm is not acting as counsel to any Securityholder.

10.13     Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such expenses.

10.14     Further Assurances. At the reasonable request of SPAC or the Company, in the case of any Securityholder, or at the reasonable request of the Securityholders, in the case of SPAC or the Company, and without further consideration, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement; provided, that for the avoidance of doubt, any restrictive covenant agreements, non-interference, release or other similar instruments (or instruments containing any such similar obligations) shall be entered into only at the applicable Securityholder’s sole discretion.

10.15     Waiver. No failure or delay on the part of either party to exercise any power, right, privilege or remedy under this Agreement shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Neither party shall be deemed to have waived any claim available to such party arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such waiving party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.16     Several Liability. The liability of any Securityholder hereunder is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Securityholder be liable for any other Securityholder’s breach of such other Securityholder’s representations, warranties, covenants, or agreements contained in this Agreement, other than such Securityholder’s Affiliates or any person to whom such Securityholder Transfers any Company Securities in accordance with Section 2.

10.17     No Recourse. Notwithstanding anything to the contrary contained herein or otherwise, but without limiting any provision in the Merger Agreement, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the entities and Persons that are expressly identified as parties to this Agreement in their capacities as such and no former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or affiliates of any party hereto, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.

10.18     Claims Against Trust Account. The provisions set forth in Section 8.1 of the Merger Agreement, as in effect as of the date hereof, are hereby incorporated by reference into, and shall be deemed to apply to, this Agreement, mutatis mutandis.

[Signature pages follow.]

In witness whereof, the parties hereto have caused this Agreement to be executed as of the date first set forth above.

INNOVATIVE INTERNATIONAL ACQUISITION CORP.

By:
Name:
Title:

In witness whereof, the parties hereto have caused this Agreement to be executed as of the date first set forth above.

ZOOMCAR, INC.

By:
Name:
Title:

In witness whereof, the parties hereto have caused this Agreement to be executed as of the date first set forth above.

[SECURITYHOLDER]

By:
Name:
Title:

Schedule A1

[1]

The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

EXHIBIT A

JOINDER

Reference is hereby made to that certain Stockholder Support Agreement, dated as of [ ], 2022, by and among (i) Innovative International Acquisition Corp., a Cayman Islands exempted company (“SPAC”), (ii) Zoomcar, Inc., a Delaware corporation, and (iii) the Securityholders (as defined therein) (as amended from time to time, the “Stockholder Support Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Stockholder Support Agreement.

The undersigned agrees that this joinder to the Stockholder Support Agreement is being executed and delivered in favor of, and to, SPAC for good and valuable consideration.

The undersigned hereby agrees to and does become party to the Stockholder Support Agreement as a Securityholder. This joinder shall serve as a counterpart signature page to the Stockholder Support Agreement and by executing below, the undersigned is deemed to have executed the Stockholder Support Agreement with the same force and effect as if originally named a party thereto.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the undersigned has duly executed this joinder to the Stockholder Support Agreement.

[NEW SECURITYHOLDER PARTY]

By:
Name:
Title:
Date:

ANNEX A

Agreements to be Terminated in connection with the Closing:

1)	Seventh Amended and Restated Right of First Refusal and Co-Sale Agreement, dated August 17, 2021 (the “ROFR Agreement”).

2)	Seventh Amended and Restated Voting Agreement dated August 17, 2021 (the “Voting Agreement”).

3)	Seventh Amended and Restated Investors’ Rights Agreement dated August 17, 2021 (the “Investors’ Rights Agreement”).

Actions to be taken by Securityholder:

1)	Termination of Financing Agreements

2)	Amendment to the Company’s Organizational Documents to provide for, among other items, the conversion of all shares of Company Preferred Stock into Company Common Stock.

Annex J

FORM OF LOCK-UP AGREEMENT

This Lock-up Agreement (this “Agreement”) is made and entered into as of October 13, 2022, by and among (i) Innovative International Acquisition Corp., a Cayman Islands exempted company (the “SPAC,” and after the Domestication sometimes referred to as the “Domesticated SPAC”), and (ii) each of the parties listed on Schedule 1 attached hereto (the “Existing Equity Holders”). The Existing Equity Holders and any person or entity who hereafter enters into a joinder to this Agreement substantially in the form of Exhibit A hereto are referred to herein, individually, as a “Securityholder” and, collectively, as the “Securityholders.”

Capitalized terms used but not defined herein have the meanings ascribed in the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) dated as of the date hereof, entered into by and among the SPAC, Zoomcar, Inc., a Delaware corporation (the “Company”), Greg Moran, in the capacity as the Seller Representative, and Innovative International Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the SPAC (“Merger Sub”), pursuant to which, among other things, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving entity and as a wholly owned subsidiary of the Domesticated SPAC.

WHEREAS, each Existing Equity Holder is a holder of the Company Securities in such amounts and classes or series as set forth underneath such Existing Equity Holder’s name on the signature page hereto.

WHEREAS, pursuant to the Merger Agreement, and in view of the valuable consideration to be received by the parties thereunder, the parties desire to enter into this Agreement, pursuant to which the Lock-up Shares (as defined below) shall become subject to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.                Subject to the exceptions set forth herein, the Securityholders agree not to (i) lend, sell, offer to sell, contract or agree to sell, hypothecate, pledge, encumber, donate, assign, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, any shares of the Domesticated SPAC’s Common Stock, par value $0.0001 per share (the “Common Stock”) held by it immediately after the Effective Time or issued or issuable to the Securityholders in connection with the Merger (including Common Stock acquired as part of the Private Placements or issued in exchange for, or on conversion or exercise of, any securities issued as part of the Private Placements), any shares of Common Stock issuable upon the exercise of options, warrants, or convertible debt to purchase shares of Common Stock held by it immediately after the Effective Time, or any other securities convertible into or exercisable or exchangeable for Common Stock held by it immediately after the Effective Time (the “Lock-up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (the actions specified in clauses (i)-(iii), collectively, “Transfer”) during the period beginning on the Closing Date and ending on the date described in paragraph 3 (the “Lock-up Period”).

2.         The restrictions set forth in paragraph 1 shall not apply to:

(i)

in the case of an entity, a Transfer (A) to another entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the undersigned, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the undersigned or affiliates of the undersigned or who shares a common investment advisor with the undersigned or (B) as part of a distribution to members, partners or shareholders of the undersigned;

(ii)

in the case of an individual, Transfers by bona fide gift to members of the individual’s immediate family (as defined below) or to a trust, the beneficiary of which is a holder or a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization;

(iii)	in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;
(iv)	in the case of an individual, Transfers by operation of law or pursuant to a qualified domestic relations order;
(v)

in the case of an individual, Transfers to a partnership, limited liability company or other entity of which the undersigned and/or the immediate family (as defined below) of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(vi)	in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;
(vii)	in the case of an entity, Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;
(viii)

Transfers relating to Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock acquired in open market transactions after the Closing, provided that no such transaction is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise, other than a required filing on Schedule 13F, 13G or 13G/A) during the Lock-up Period;

(ix)

the exercise of stock options or warrants to purchase shares of Common Stock or the vesting of stock awards of Common Stock and any related transfer of shares of Common Stock to the Domesticated SPAC in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (y) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options, warrants or stock awards, or as a result of the vesting of such shares of Common Stock, it being understood that all shares of Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of this Agreement during the Lock-up Period;

(x)

Transfers to the Domesticated SPAC pursuant to any contractual arrangement in effect at the Effective Time that provides for the repurchase by the Domesticated SPAC or forfeiture of Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock in connection with the termination of the Securityholder’s service to the Domesticated SPAC;

(xi)

the entry, by the Securityholder, at any time after the Effective Time, of any trading plan providing for the sale of shares of Common Stock by the Securityholder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act, provided, however, that such plan does not provide for, or permit, the sale of any shares of Common Stock during the Lock-up Period, no Transfers under such trading plan are effected prior to the expiration of the Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-up Period;

(xii)

Transfers in the event of completion of a liquidation, merger, stock exchange or other similar transaction which results in all of the Domesticated SPAC’s securityholders having the right to exchange their shares of Common Stock for cash, securities or other property; and

(xiii)

Transfers to satisfy any U.S. federal, state, or local income tax obligations of the Securityholder (or its direct or indirect owners) arising from a change in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the Merger Agreement was executed by the parties, and such change prevents the Merger from qualifying as a “reorganization” pursuant to Section 368 of the Code (and the Merger does not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes), in each case solely and to the extent necessary to cover any tax liability as a direct result of the transaction.

provided, however, that (A) in the case of clauses (i) through (vii), these permitted transferees must enter into a written agreement, in substantially the form of this Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the Securityholder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions applicable to the Securityholder, and there shall be no further Transfer of the Lock-Up Shares except in accordance with this Agreement. For purposes of this paragraph, “immediate family” shall mean a spouse, domestic partner, child (including by adoption), father, mother, brother or sister of the undersigned, and lineal descendant (including by adoption) of the undersigned or of any of the foregoing persons; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.

3.           The Lock-up Period shall terminate upon the earlier of (i) six months after the Closing Date or (ii) subsequent to the Merger, (x) if the last sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date or (y) the date on which the Domesticated SPAC completes a liquidation, merger, capital stock exchange, reorganization or other similar transactions that results in all of the Domesticated SPAC’s stockholders having the right to exchange their shares of cash, securities or other property.

4.            For the avoidance of doubt, each Securityholder shall retain all of its rights as a stockholder of the Domesticated SPAC with respect to the Lock-up Shares during the Lock-up Period, including the right to vote any Lock-up Shares that are entitled to vote.

5.           In furtherance of the foregoing, the Domesticated SPAC, and any duly appointed transfer agent for the registration or transfer of the securities described therein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Agreement, and such purported Transfer shall be null and void ab initio. In addition, during the Lock-up Period, each certificate or book-entry position evidencing the Lock-up Shares shall be marked with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT BY AND AMONG THE COMPANY AND THE REGISTERED HOLDER OF THE SECURITIES (OR THE PREDECESSOR IN INTEREST TO THE SECURITIES). A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

6.         Each Securityholder hereby represents and warrants to SPAC as follows:

(i)

Such Securityholder has all necessary power and authority to execute and deliver this Agreement and to perform such Securityholder’s obligations hereunder. The execution and delivery of this Agreement by such Securityholder has been duly and validly authorized and no other action on the part of such Securityholder is necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by such Securityholder and, assuming the due authorization, execution and delivery by the other Securityholders and SPAC, constitutes a legal, valid and binding obligation of such Securityholder, enforceable against such Securityholder in accordance with its terms, subject to the Remedies Exceptions.

(ii)

The execution and delivery of this Agreement by such Securityholder does not, and the performance of this Agreement by such Securityholder will not: (i) conflict with or violate any applicable law applicable to such Securityholder, (ii) contravene or conflict with, or result in any violation or breach of, any provision of any charter, articles of association, operating agreement or similar formation or governing documents and instruments of such Securityholder, or (iii) result in any breach of or constitute a material default (or an event which, with notice or lapse of time or both, would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Lock-up Shares that will be held by such Securityholder immediately after the Effective Time pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument (whether written or oral) to which such Securityholder is a party or by which such Securityholder is bound, except, in the case of clause (i) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to materially impair the ability of such Securityholder to perform such Securityholder’s obligations hereunder.

(iii)

The execution and delivery of this Agreement by such Securityholder does not, and the performance of this Agreement by such Securityholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any Governmental Authority or any other person, except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, and Blue Sky Laws and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to materially impair the ability of such Securityholder to perform such Securityholder’s obligations hereunder.

(iv)

There is no material Action pending or, to the knowledge of such Securityholder, threatened against such Securityholder, which in any manner challenges or, individually or in the aggregate, would reasonably be expected to materially delay or impair the ability of such Securityholder to perform such Securityholder’s obligations hereunder.

7.         This Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Merger Agreement or any Ancillary Documents or any documents related thereto or referred to therein. This Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by (i) the Securityholders constituting more than 50% of the total number of Securityholders who have executed this Agreement (or a form of agreement substantially similar to this Agreement)and (ii) the SPAC or the Domesticated SPAC, as applicable.

8.          This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any party without the prior express written consent of the other parties hereto. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this paragraph 8 shall be null and void, ab initio.

9.          The provisions set forth in Sections 9.5, 9.6 and 9.7 of the Merger Agreement, as in effect as of the date hereof, are hereby incorporated by reference into, and shall be deemed to apply to, this Agreement, mutatis mutandis.

10.        The parties hereto hereby (i) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (ii) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (a) the Action in any such court is brought in an inconvenient forum, (b) the venue of such Action is improper or (c) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement. Each of the parties hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (ii) acknowledges that it and the other hereto have been induced to enter into this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this paragraph 10.

11.         The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction over such matter is vested in the federal courts, any state or federal court located in the State of Delaware, without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto hereby further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

12.         This Agreement shall be valid and enforceable as of the date of this Agreement and may not be revoked by any party hereto; provided that the provisions herein (other than paragraphs 6 through 14) shall not be effective until the consummation of the Closing Date. Notwithstanding anything to the contrary contained herein, in the event that the Merger Agreement is terminated in accordance with its terms prior to the Closing, this Agreement and all rights and obligations of the parties hereunder shall automatically terminate and be of no further force or effect.

13.         The provisions set forth in Section 8.1 (Waiver of Claims Against Trust) of the Merger Agreement, as in effect as of the date hereof, are hereby incorporated by reference into, and shall be deemed to apply to, this Agreement, mutatis mutandis, solely for period between the date of this Agreement and the Effective Time.the

14.         This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.   Delivery of an executed counterpart of a signature page to this Agreement by electronic means, including DocuSign, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Lock-up Agreement as of the first date written above.

SPAC:

INNOVATIVE INTERNATIONAL ACQUISITION CORP.

By:
Name:
Title:

SECURITYHOLDER:

By:
Name:
Title:

Number and Type of Security:
Company Common Stock:

Company Preferred Stock:
Address for Notice:

Address:
Telephone No.:
Email:

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Lock-up Agreement as of the first date written above.

SPAC:

INNOVATIVE INTERNATIONAL ACQUISITION CORP.

By:
Name:
Title:

SECURITYHOLDER:

By:
Name:
Title:

Number and Type of Security:

Company Common Stock:
Company Preferred Stock:

Address for Notice:

Address:
Telephone No.:
Email:

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Lock-up Agreement as of the first date written above.

SPAC:

INNOVATIVE INTERNATIONAL ACQUISITION CORP.

By:
Name:
Title:

SECURITYHOLDER:

By:
Name:
Title:

Number and Type of Security:

Company Common Stock:
Company Preferred Stock:

Address for Notice:
Address:

Telephone No.:
Email:

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Lock-up Agreement as of the first date written above.

SPAC:

INNOVATIVE INTERNATIONAL ACQUISITION CORP.

By:
Name:
Title:

SECURITYHOLDER:

By:
Name:
Title:

Number and Type of Security:

Company Common Stock:
Company Preferred Stock:

Address for Notice:

Address:
Telephone No.:
Email:

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Lock-up Agreement as of the first date written above.

SPAC:

INNOVATIVE INTERNATIONAL ACQUISITION CORP.

By:
Name:
Title:

SECURITYHOLDER:

By:
Name:
Title:

Number and Type of Security:

Company Common Stock:
Company Preferred Stock:

Address for Notice:

Address:

Telephone No.:
Email:

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Lock-up Agreement as of the first date written above.

SPAC:

INNOVATIVE INTERNATIONAL ACQUISITION CORP.

By:
Name:
Title:

SECURITYHOLDER:

By:
Its:
By:
Its:

Address for Notice:

Address:

Telephone No.:
Email:

SCHEDULE I1

EXISTING EQUITY HOLDERS

[1]

The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

JOINDER

Reference is made to that certain Lock-up Agreement, dated as of [ ], 2022, by and among (i) Innovative International Acquisition Corp., a Cayman Islands exempted company (the “SPAC”), and (ii) the Securityholders (as defined therein) (as amended from time to time, the “Lock-up Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Lock-up Agreement.

The undersigned agrees that this joinder to the Lock-up Agreement (this “Joinder”) is being executed and delivered in favor of, and to, the SPAC for good and valuable consideration.

The undersigned hereby agrees to and does become party to the Lock-up Agreement as a Securityholder. This joinder shall serve as a counterpart signature page to the Lock-up Agreement and by executing below the undersigned is deemed to have executed the Lock-up Agreement with the same force and effect as if originally named a party thereto.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the undersigned has duly executed this joinder to the Lock-up Agreement.

[NEW SECURITYHOLDER PARTY]

By:
Name:
Title:
Date:

Annex K

Investment Banking Valuation & Financial Advisory Special Situations

October 8, 2022	PRIVATE & CONFIDENTIAL
Special Committee of the Board of Directors
Innovative International Acquisition Corp.
24681 La Plaza
Suite 300
Dana Point, CA 92629

Ladies and Gentlemen:

Houlihan Capital, LLC (“Houlihan Capital”) understands that Innovative International Acquisition Corp. (“IIAC”, “Client”, or “Company”), intends to acquire 100% of the outstanding equity and equity equivalents of ZoomCar Inc. (“ZoomCar” or “Target”) based on a pre-money valuation of the Target of $550 million (inclusive of an earn-out) (the “Transaction”). Among other elements of the Transaction, concurrent with the Transaction, the Ananda Small Business Trust, a trust affiliated with Mohan Ananda and Elaine Price (the “Sponsor Trust”), will invest an aggregate of $10,000,000 in the Target, pursuant to a Note Purchase Agreement, in exchange for a promissory note issued by the Target to the Sponsor Trust (the “Sponsor Trust Investment”), the Target’s repayment obligation under which will be offset against the obligations of the Sponsor Trust under a Subscription Agreement to be entered into by the Sponsor Trust and the Company concurrent with the Sponsor Trust Investment, pursuant to which the Sponsor Trust will purchase shares of Company common stock for a purchase price of $10.00 per share, subject to the terms and conditions therein (collectively, the “Affiliate Financing”).

Pursuant to an engagement letter dated August 18, 2022, the Special Committee of the Board of Directors of the Company (the “Special Committee”) engaged Houlihan Capital as its financial advisor to render a written opinion, as to whether, as of the date of such Opinion, (1) the Transaction and any related financing transactions are fair, from a financial point of view, to the Company’s unaffiliated security holders and (2) the Affiliate Financing is fair, from a financial point of view, to the Company’s unaffiliated security holders.

In completing our analysis for purposes of the Opinion set forth herein, Houlihan Capital’s investigation included, among other things, the following:

●	Held discussions with certain members of Company management (“Company Management”) and Target management (“Target Management”) regarding the Transaction, the historical performance and financial projections of the Target, and the future outlook for the Target;
●	Review of information provided by Client and Target including, but not limited to:

200 West Madison   Suite 2150   Chicago, IL 60606

Tel: 312.450.8600   Fax: 312.277.7599

www.houlihan.com

●	Zoomcar Investor Presentation, dated August 2022;
●	Zoomcar Legal Structure chart;
●	Undated executed Non-Binding Confidential Term Sheet;
●	Draft Agreement and Plan of Merger and Reorganization, dated [•], 2022;
●	Draft Subscription Agreement related to the Affiliate Financing, dated [ ], 2022;
●	Draft Note Purchase Agreement related to the Affiliate Financing, dated [ ], 2022;
●	Cap table pro forma for the Transaction;
●	Audited annual financial statements for Zoomcar for the fiscal years ended March 31, 2020 through 2022;
●	Unaudited and draft monthly financial statements for Zoomcar for January 2019 through June 2022;
●	Projected monthly financial statements for Zoomcar through December 2023;
●	Discussed with Company Management and Target Management the status of current outstanding legal and environmental claims and confirmed that any potential related financial exposure has been properly disclosed;
●	Reviewed the industry in which the Target operates, which included a review of (i) certain industry research, (ii) certain comparable publicly traded companies and (iii) certain mergers and acquisitions of comparable businesses;
●	Developed indications of value for the Target using generally accepted valuation methodologies; and
●	Reviewed certain other relevant, publicly available information, including economic, industry, and Target specific information.

Our analyses contained herein are confidential and addressed to, and provided exclusively for use by, the Special Committee. Our written opinion may be used (i) by the Special Committee in evaluating the Transaction and Affiliate Financing, (ii) in disclosure materials to holders of Company common stock, (iii) in filings with the U.S. Securities and Exchange Commission (the “SEC”) (including the filing of the fairness opinion and the data and analysis presented by Houlihan Capital to the Special Committee), and (iv) in any litigation pertaining to matters relating to the Transaction and covered in the Opinion.

No opinion, counsel, or interpretation was intended or should be inferred with respect to matters that require legal, regulatory, accounting, insurance, tax, or other similar professional advice. Furthermore, the Opinion does not address any aspect of the Special Committee’s recommendation to its security holders with respect to the adoption of the Transaction or how any security holder of the Company should vote with respect to such adoption or the statutory or other method by which the Company is seeking such vote in accordance with the terms of the Transaction, applicable law, and the Company’s organizational instruments.

This Opinion is delivered to each recipient subject to the conditions, scope of engagement, limitations and understandings set forth in the Opinion and subject to the understanding that the obligations of Houlihan Capital and any of its affiliates in the Transaction are solely corporate obligations, and no officer, director, principal, employee, affiliate, or member of Houlihan Capital or their successors or assigns shall be subjected to any personal liability whatsoever (other than for intentional misconduct, fraud, or gross negligence), nor will any such claim be asserted by or on behalf of you or your affiliates against any such person with respect to the Opinion other than Houlihan Capital.

We have relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering an opinion. In addition, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Target, nor, except as stated herein, have we been furnished with any such evaluation or appraisal. We have further relied upon the assurances and representations from Company Management and Target Management that they are unaware of any facts that would make the information provided to us to be incomplete or misleading in any material respect for the purposes of the Opinion. Target Management has represented that the projected financial data relied upon by Houlihan Capital in support of its Opinion are free from bias and represent Target Management’s best-informed judgment as to the projected financial outlook for Target that can reasonably be assumed. We have not assumed responsibility for any independent verification of information provided by Company Management or Target Management nor have we assumed any obligation to verify this information. Nothing has come to our attention in the course of this engagement which would lead us to believe that (i) any information provided to us or assumptions made by us are insufficient or inaccurate in any material respect or (ii) it is unreasonable for us to use and rely upon such information or make such assumptions.

Several analytical methodologies have been employed herein, and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. In arriving at the Opinion, Houlihan Capital did not attribute any particular weight to any single analysis or factor, but instead, made certain qualitative and subjective judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by us and in the context of the circumstances of the Transaction. Accordingly, Houlihan Capital believes that its analyses must be considered as a whole, because considering any portion of such analyses and factors, without considering all analyses and factors in their entirety, could create a misleading or incomplete view of the process underlying, and used by Houlihan Capital as support for, the conclusion set forth in the Opinion.

The conclusions we have reached are based on all the analyses and factors presented herein taken as a whole and also on application of our own experience and judgment. Such conclusions may involve significant elements of subjective judgment or qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more parts of the material that follows.

Our only opinion is the formal written opinion Houlihan Capital has expressed as to whether, as of the date herein, (1) the Transaction and any related financing transactions are fair, from a financial point of view, to the Company’s unaffiliated security holders and (2) the Affiliate Financing is fair, from a financial point of view, to the Company’s unaffiliated security holders. The Opinion does not constitute a recommendation to proceed with the Transaction. Houlihan Capital was not requested to opine as to, and the Opinion does not address, the (i) underlying business decision of Company, its security holders, or any other party to proceed with or effect the proposed Transaction, (ii) financial fairness of any aspect of the proposed Transaction not expressly addressed in the Opinion, (iii) terms of the Transaction (except with respect to financial fairness), including, without limitation, the closing conditions and any of the other provisions thereof, (iv) fairness of any portion or aspect of the proposed Transaction to the holders of any securities, creditors, or other constituencies of the Company, or any other party, other than those set forth in the Opinion, (v) relative corporate or other merits of the proposed Transaction as compared to any alternative business strategies that might exist for the Company, or (vi) tax, accounting, or legal consequences of the proposed Transaction to either the Company, its security holders, or any other party.

In our analysis and in connection with the preparation of the Opinion, Houlihan Capital has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction. Houlihan Capital’s Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the Opinion. Houlihan Capital is under no obligation, to update, revise, reaffirm or withdraw the Opinion, or otherwise comment on or consider events occurring after the date of the Opinion.

Houlihan Capital, a Financial Industry Regulatory Authority (FINRA) member, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, bankruptcy, capital restructuring, solvency analyses, stock buybacks, and valuations for corporate and other purposes. Neither Houlihan Capital, nor any of its principals, has any ownership or other beneficial interests in the Company or Target and has provided no previous investment banking or consulting services to the Company or Target. Houlihan Capital was not requested to, and did not (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction or any alternatives to the proposed Transaction, (ii) negotiate or recommend the terms of the proposed Transaction, or (iii) advise the Special Committee with respect to alternatives to the proposed Transaction.

Houlihan Capital has received and is receiving a fee from the Company relating to its services in providing this Opinion that is not contingent on the consummation of the proposed Transaction.

In an engagement letter dated August 18, 2022, Client has agreed to indemnify Houlihan Capital for certain specified matters in connection with Houlihan Capital’s services.

As of the date hereof, it is Houlihan Capital’s opinion that (1) the Transaction and any related financing transactions are fair, from a financial point of view, to the Company’s unaffiliated security holders and (2) the Affiliate Financing is fair, from a financial point of view, to the Company’s unaffiliated security holders.

Respectfully submitted,

Houlihan Capital, LLC

Annex L

APPRAISAL RIGHTS

DELAWARE GENERAL CORPORATION LAW

SECTION 262

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, or conversion, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation or conversion nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting corporation in a merger, consolidation or conversion to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title (other than, in each case and solely with respect to a domesticated corporation, a merger, consolidation or conversion authorized pursuant to and in accordance with the provisions of § 388 of this title):

(1)

Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for conversion (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent or converting corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title to accept for such stock anything except:

a.

Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity if such entity is a corporation as a result of the conversion, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation or conversion will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	[Repealed.]

(c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1)

If a proposed merger, consolidation or conversion for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation or conversion, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation or conversion shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation or conversion, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation or conversion, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2)

If the merger, consolidation or conversion was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent or converting corporation before the effective date of the merger, consolidation or conversion, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent or converting corporation who is entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation or conversion, shall, also notify such stockholders of the effective date of the merger, consolidation or conversion. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation or conversion, either (i) each such constituent corporation or the converting corporation shall send a second notice before the effective date of the merger, consolidation or conversion notifying each of the holders of any class or series of stock of such constituent or converting corporation that are entitled to appraisal rights of the effective date of the merger, consolidation or conversion or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation or conversion, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3)

Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation or conversion, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation or conversion, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion. Within 120 days after the effective date of the merger, consolidation or conversion, any person who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation or conversion (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation or conversion the shares of the class or series of stock of the constituent or converting corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation or conversion, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation or conversion through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) From and after the effective date of the merger, consolidation or conversion, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation or conversion); provided, however, that if no petition for an appraisal is filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion within 60 days after the effective date of the merger, consolidation or conversion, as set forth in subsection (e) of this section.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

PART II:   INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The Cayman Islands Companies Act does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors. However, such provision may be held by the Cayman Islands courts to be unenforceable, to the extent it seeks to indemnify or exculpate a fiduciary in respect of their actual fraud or willful default, or for the consequences of committing a crime. IOAC’s Existing Organizational Documents provide for indemnification of its officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. IOAC has also entered into agreements with its directors and officers to provide contractual indemnification in addition to the indemnification provided for in the Existing Organizational Documents. IOAC has also purchased a policy of directors’ and officers’ liability insurance that insures its officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures IOAC against its obligations to indemnify its officers and directors.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, IOAC has been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), is against public policy as expressed in the Securities Act and is therefore unenforceable.

New Zoomcar will be governed by the Delaware General Corporation Law, as the same exists or may hereafter be amended (the “DGCL”). Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnification may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Section 145 also provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would otherwise have the power to indemnify such person against such liability under Section 145.

The Registrant’s Proposed Charter and Proposed Bylaws provide that New Zoomcar will indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of New Zoomcar or any predecessor of New Zoomcar, or serves or served at any other corporation, partnership, joint venture, trust or other enterprise as a director, officer, employee or agent at the request of New Zoomcar or any predecessor of New Zoomcar.

The Registrant’s Proposed Bylaws provide for mandatory indemnification to the fullest extent permitted by DGCL against all expenses (including attorney’s fees), judgments, fines, ERISA excise taxes or penalties and amounts paid in settlements.

The Registrant’s Proposed Charter eliminates the liability of a director of New Zoomcar to the fullest extent under applicable law. Pursuant to Section 102(b)(7) of the DGCL, a corporation may eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities arising (i) from any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) from any transaction from which the director derived an improper personal benefit.

These provisions may be held not to be enforceable for certain violations of the federal securities laws of the United States.

The Registrant’s directors and executive officers are covered by insurance maintained by New Zoomcar against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act. In addition, IOAC has entered into contracts with its directors and executive officers providing indemnification of such directors and executive officers by IOAC to the fullest extent permitted by law, subject to certain limited exceptions.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit No.	Description

2.1†**

Agreement and Plan of Merger and Reorganization, dated as of October 13, 2022, by and among Innovative International Acquisition Corp., Zoomcar, Inc. and the other parties thereto (incorporated by reference to Exhibit 2.1 to IOAC’s Current Report on Form 8-K filed with the SEC on October 19, 2022 and attached to the joint proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement as Annex A).

3.1**

Amended and Restated Memorandum and Articles of Association of Innovative International Acquisition Corp., as amended by the First Amendment to Amended and Restated Memorandum and Articles of Association (attached to the joint proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement as Annex G).

3.2**	Form of Certificate of Incorporation of Zoomcar Holdings, Inc. (attached to the proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement as Annex B).
3.3**	Form of Bylaws of Zoomcar Holdings, Inc. (attached to the joint proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement as Annex C).

5.1*	Opinion of McDermott Will & Emery LLP.

8.1*	Opinion of McDermott Will & Emery LLP regarding certain U.S. federal income tax matters.

10.1

Form of Stockholder Support Agreement (incorporated by reference to Exhibit 10.1 to IOAC’s Current Report on Form 8-K filed with the SEC on October 19, 2022 and attached to the joint proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement as Annex I).

10.2

Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.2 to IOAC’s Current Report on Form 8-K filed with the SEC on October 19, 2022 and attached to the joint proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement as Annex J).

10.3

Sponsor Support Agreement, dated as of October 13, 2022, by and among Innovative International Acquisition Corp., Innovative International Sponsor I LLC and Zoomcar, Inc. (incorporated by reference to Exhibit 10.3 to IOAC’s Current Report on Form 8-K filed with the SEC on October 19, 2022 and attached to the joint proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement as Annex H).

10.4

Ananda Trust Subscription Agreement, dated as of October 13, 2022, by and between Innovative International Acquisition Corp. and Ananda Small Business Trust (incorporated by reference to Exhibit 10.4 to IOAC’s Current Report on Form 8-K filed with the SEC on October 19, 2022 and attached to the joint proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement as Annex F).

10.5*

Form of Amended and Restated Registration Rights Agreement to be entered into by and among Zoomcar Holdings, Inc. and the other parties signatories thereto (attached to the proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement as Annex D).

10.6**	Form of Zoomcar Holdings, Inc. 2023 Equity Incentive Plan (attached to the proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement as Annex E).

23.1*	Consent of Marcum LLP, independent registered public accounting firm of Innovative International Acquisition Corp.
23.2*	Consent of Grant Thornton Bharat LLP, independent registered public accounting firm of Zoomcar, Inc.

Exhibit No.	Description

23.3*	Consent of McDermott Will & Emery LLP (included as part of Exhibit 5.1).

23.4*	Consent of McDermott Will & Emery LLP (included as part of Exhibit 8.1).

99.1*	Form of Proxy Card.

99.2**	Consent of Gregory Moran to be named as a Director.
99.3**	Consent of Uri Levine to be named as a Director.
99.4**	Consent of David Ishag to be named as a Director.

99.5**	Consent of Graham Gullans to be named as a Director.

99.6*	Consent of Evelyn D’An to be named as a Director.

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

107*	Filing Fee Table

*Filed herewith

**Previously filed

***To be filed

†

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

Item 22. Undertakings

The undersigned registrant hereby undertakes as follows:

(a) (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or the Securities Act;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)   That, for the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)   Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)   That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)   That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)   The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)   The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Dana Point, State of California, on the 23rd day of June, 2023.

INNOVATIVE INTERNATIONAL ACQUISITION CORP.

By:	/s/ Mohan Ananda
	Name:	Mohan Ananda
	Title:	Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following person in the capacities and on the dates indicated.

	Signature	Title	Date

By:	/s/ Mohan Ananda	Chief Executive Officer and Chairman of the Board	June 23, 2023
	Mohan Ananda	(Principal Executive Officer)

By:	/s/ Elaine Price	Chief Financial Officer	June 23, 2023
	Elaine Price	(Principal Financial Officer and
Accounting Officer)

By:	/s/ Madan Menon	Chief Operating Officer and Director	June 23, 2023
Madan Menon

By:	/s/ Fernando Garibay	Director	June 23, 2023
Fernando Garibay

By:	/s/ Nisheet Gupta	Director	June 23, 2023
Nisheet Gupta

By:	/s/ Valarie Sheppard	Director	June 23, 2023
Valarie Sheppard